Form 20-F
period 2001-12-31
LUSCAR COAL LTD
filed 2002-05-28
CIK 1161531

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
                                   [MARK ONE]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2001
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM __________ TO ___________

                     COMMISSION FILE NUMBER: Not Applicable

                                LUSCAR COAL LTD.
             (Exact name of Registrant as Specified in Its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's Name into English)

                                 ALBERTA, CANADA
                 (Jurisdiction of Incorporation or Organization)

                                1600 OXFORD TOWER
                                10235-101 STREET
                                EDMONTON, ALBERTA
                                 CANADA T5J 3G1
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
 Title of each class                   Name of each exchange on which registered

                                      NONE
                    Securities registered or to be registered
                      pursuant to Section 12(g) of the Act.

                                      NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                     9.75% SENIOR NOTES DUE OCTOBER 15, 2011
              GUARANTEES OF 9.75% SENIOR NOTES DUE OCTOBER 15, 2011
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   1,000,000 COMMON SHARES, WITHOUT PAR VALUE
                   7,600,000 SPECIAL SHARES, WITHOUT PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes ___ No _X_

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 ___ Item 18 _X_

                                TABLE OF CONTENTS

               Introduction....................................................................................... 1
               Glossary of Industry Terms and Conversion Factors.................................................. 2
Part 1         Item 1       Identity of Directors, Senior Management and Advisors................................. 4
               Item 2       Offer Statistics and Expected Timetable............................................... 4
               Item 3       Key Information....................................................................... 4
               Item 4       Information on the Company............................................................17
               Item 5       Operating and Financial Review and Prospects..........................................49
               Item 6       Directors, Senior Management and Employees............................................58
               Item 7       Major Shareholders and Related Party Transactions.....................................63
               Item 8       Financial Information.................................................................65
               Item 9       The Offer and Listing.................................................................65
               Item 10      Additional Information................................................................65
               Item 11      Quantitative and Qualitative Disclosures about Market Risk............................74
               Item 12      Description of Securities Other Than Equity Securities................................75
Part II        Item 13      Defaults, Dividend Arrearages and Delinquencies.......................................75
               Item 14      Material Modifications to the Rights of Security Holders and Use
                            of Proceeds...........................................................................75
               Item 15      Reserved..............................................................................
               Item 16      Reserved..............................................................................
Part III       Item 17      Financial Statements..................................................................76
               Item 18      Financial Statements..................................................................76
               Item 19      Exhibits..............................................................................77


                                  INTRODUCTION

         References to "Luscar," "our company," "we," "us" and "our" in this annual report refer to Luscar Coal Ltd. and its consolidated subsidiaries unless the context otherwise requires. References to "LCIF" in this annual report are references to Luscar Coal Income Fund and its consolidated subsidiaries unless the context otherwise requires. References to "LEP" in this annual report are references to Luscar Energy Partnership and its consolidated subsidiaries. LEP acquired LCIF and us effective May 11, 2001 and, as a result of the acquisition, we became a wholly owned subsidiary of LCIF whose sole purpose is to invest in our company. LEP and LCIF have no independent operations or assets and Luscar Ltd., our direct subsidiary, is the only entity in our corporate structure that has operations. LEP, LCIF and Luscar Ltd. are guarantors of our Senior Notes due October 15, 2011, which we refer to as our "senior notes" or our "notes." We sometimes refer to LEP, LCIF and Luscar Ltd. as our "guarantors." Generally accepted accounting principles do not permit us to consolidate our financial statements with the financial statements of LCIF and LEP prior to May 11, 2001. We are including in this annual report financial statements of LEP and LCIF. LEP's SEC reporting for future periods will include our financial statements until LEP's consolidated statements include three years of results of our operations. We prepare audited financial statements for LEP, which contain condensed consolidating information for LCIF, our subsidiaries and us from May 11, 2001 forward. See "Part 1 - Item 4 - Our Business" in this annual report for a discussion of our corporate structure.

         All references to "tonnes" are references to metric tonnes. All dollar references in this annual report are in Canadian dollars unless otherwise specifically indicated. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to United States dollars. Unless otherwise specified, references to "pro forma" give effect to LEP's acquisition of LCIF.

                GLOSSARY OF INDUSTRY TERMS AND CONVERSION FACTORS

                                  MINING TERMS

         "ANTHRACITE COAL" means a class of coal of the highest rank and having a heat value as high as 15,000 Btu per pound and primarily used for industrial and home heating processes.

         "BCM" means bank cubic meter, which represents one cubic meter of material measured prior to disturbance.

         "BITUMINOUS COAL" means a class of coal having heat values typically ranging from 10,500 to 14,000 Btu per pound, commonly used for utility and industrial steam purposes and for making coke necessary for steel production.

         "BTU" means a British thermal unit; the amount of heat needed to raise the temperature of 1 pound of water by 1 degree Fahrenheit.

         "CHAR" means the product derived from lignite coal, which is used to make barbecue briquettes.

         "CMT" means a clean metric tonne, which represents one metric tonne of coal which has been processed in a preparation plant.

         "COAL RANK" means the qualitative classification of coal from lignite to anthracite based on calorific values and other qualitative characteristics.

         "COKE" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

         "COKING COAL" is the same as metallurgical coal. See the definition of metallurgical coal below.

         "DRAGLINE" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used to remove overburden and coal materials a short distance in the surface mining process.

         "HAUL TRUCK" means a large, off-road truck used to haul overburden or coal on a mine site.

         "LIGNITE COAL" means a class of coal of the lowest rank and having a heat value ranging from 6,300 to 8,300 Btu per pound and used primarily for power generation and the making of char.

         "LOADER" means a large machine used to load coal or overburden.

         "METALLURGICAL COAL" means the various grades of coal suitable for carbonization used to make coke for steel manufacture.

         "MINE-MOUTH POWER PLANT" means a coal-fired electrical generating plant located in close proximity to its fuel supply source.

         "NON-RESERVE COAL" means coal quantities that have not been economically evaluated or if, based on such an evaluation, it has been concluded that those coal quantities cannot be economically mined based on current technology and market conditions.

         "OVERBURDEN" means materials that overlie a coal deposit.

         "PROCESSING PLANT" means a facility for crushing, sizing, or washing coal to prepare it for sale.

         "PULVERIZED COAL INJECTION" refers to that step in the integrated steel mill process where coal is pulverized and injected into a blast furnace. The grades of coal used in the process are generally non-coking. In the integrated steel mill process, pulverized coal injection grade coal is used primarily as a heat source in partial replacement of high quality coking coals which are typically more expensive.

         "RECLAMATION" means the restoration of land and the surrounding environment of a mining site after the coal is extracted.

         "RESERVE" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining.

         "SEAM" means a three dimensional zone consisting of one or more layers of coal, which may be separated by one or more thin layers of rock.

         "SHOVEL" means a large electric or diesel powered machine used in the surface mining process to remove and load overburden or coal.

         "STEAM COAL" is the same as thermal coal. See the definition of thermal coal below.

         "SUBBITUMINOUS COAL" means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value generally ranging from approximately 8,300 to 11,500 Btu per pound, used primarily for generating electricity.

         "SURFACE MINE" means a mine in which the coal lies sufficiently near the surface to be extracted by removing the overburden.

         "SYNCLINE" means a trough-like geological structure within which coal seams may lie.

         "THERMAL COAL" means coal used for its heating value by power plant and industrial steam boilers to produce electricity or process steam.

         "TONNE" means a metric ton which is equal to approximately 2,204.6 pounds.

                               CONVERSION FACTORS

         Measurements in this document are generally given in metric units. The following table sets forth standard conversions between metric units of measure and Imperial units of measure.

            TO CONVERT FROM                                TO                             MULTIPLY BY
            ---------------                           -----------                         -----------
              Cubic meters                            cubic yards                            1.308
              Meters                                  feet                                   3.281
              Kilometers                              miles                                  0.621
              Hectares                                acres                                  2.471
              Kilograms                               pounds                                 2.205
              Tonnes                                  short tons                             1.102
              Tonnes                                  long tons                              0.984
              KJ/kg                                   Btu/lb                                 0.430


                                     PART I

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

           Not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable.

ITEM 3     KEY INFORMATION

                             SELECTED FINANCIAL DATA

                                LUSCAR COAL LTD.
                HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

         The following table sets forth a summary of certain of our historical consolidated financial and other data for the dates and periods indicated and should be read in conjunction with our audited consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 18 to our consolidated financial statements included elsewhere in this annual report.


                                                               YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------
                                               1997       1998 (A)       1999         2000        2001
                                            ------------ ----------- ------------- ----------- -----------
                                                                   (in thousands)
CONSOLIDATED STATEMENTS OF
EARNINGS DATA
Canadian GAAP
Revenue...............................       $336,133    $443,860     $716,435    $657,052     $635,534
Cost of sales.........................        243,961     319,886      561,554     534,286      484,843
                                             --------    --------     --------    --------     --------
Operating margin......................         92,172     123,974      154,881     122,766      150,691
Selling, general and administrative
   expenses...........................          9,461      14,185       16,465      14,733       24,413
Other (income) expenses...............          1,606       3,530       (1,663)     (1,953)      (1,660)
                                             --------    --------     --------    --------     --------
Operating earnings before depreciation
   and amortization...................         81,105     106,259      140,079     109,986      127,938
Depreciation and amortization.........         43,924      66,389      118,161     105,941      100,023
Write-down and loss on disposal of
   capital assets.....................             --          --      172,824      45,808           --
                                             --------    --------     --------    --------     --------
Operating income (loss) before interest
   and foreign currency translation loss       37,181      39,870     (150,906)    (41,763)      27,915
Interest on subordinated notes........         43,750      54,336       59,593      11,200       42,375
Foreign currency translation loss.....             --          --           --          --        8,415
Other interest........................          1,894       4,471        41,784     52,442       46,773
                                             --------    --------     --------    --------     --------
Loss before income taxes..............         (8,463)    (18,937)     (252,283)  (105,405)     (69,648)
Income tax expense (recovery).........         (6,122)    (11,948)     (108,675)   (45,472)     (58,776)
                                             --------    --------     --------    --------     --------
Loss before
   non-controlling interest...........         (2,341)     (6,989)     (143,608)   (59,933)     (10,872)
Non-controlling interest(b)...........             --       4,910        86,166     32,813           --
                                             --------    --------     --------    --------     --------
Net loss for the year.................       $ (2,341)   $ (2,079)    $ (57,442)  $(27,120)    $ (10,872)
                                             ========    ========     =========   ========     =========
US GAAP
Net loss for the year.................                                $ (62,819)  $ (27,458)   $  (5,833)
                                                                      =========   =========    =========

                             SELECTED FINANCIAL DATA
                          LUSCAR COAL LTD. (CONTINUED)



                                                                      YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                  1997         1998 (A)        1999           2000           2001
                                               ---------     ----------     ----------     ----------     ----------
                                                                          (IN THOUSANDS)
OTHER FINANCIAL AND OPERATING DATA
Canadian GAAP
Adjusted EBITDA(c) .......................   $    81,105    $   106,259    $   140,079    $   129,713    $   137,813
Cash flows from:
Operating activities .....................        38,876            471            124         18,553         38,166
Financing activities .....................       (10,220)        86,687         47,569        (60,151)       (14,248)
Investing activities .....................       (32,780)       (87,159)       (47,691)        41,081        (25,828)
Capital expenditures .....................        33,640         77,503         47,447         17,822         27,938
Ratio of earnings to fixed charges(d)  ...          0.83           0.67           --             --             0.29
US GAAP
Adjusted EBITDA(c) .......................                                 $   136,423    $   129,203    $   138,314

CONSOLIDATED BALANCE SHEET DATA
     (AT YEAR END)
Canadian GAAP
Cash and short-term deposits .............   $       525    $       524    $       526    $         9    $        10
Total assets .............................       836,397      2,146,143      1,887,077      1,681,494      1,667,263
Operating line of credit .................        22,702         37,719         44,190         45,434          1,911
Long-term debt (including current portion,
   excluding promissory and subordinated
   notes) ................................         5,571        376,057        419,547        355,534        445,684
Promissory notes(e) ......................          --           92,085         86,439         81,283         74,928
Subordinated notes (f) ...................       350,000        642,969        642,969        642,969        642,969
Shareholders' equity (deficit) ...........       104,350          4,519        (52,924)       (80,044)       (90,916)
US GAAP
Shareholders' equity (deficit) ...........                                 $   (59,844)   $   (87,113)   $  (145,501)


--------------------------------

(a) Includes the results of the Manalta acquisition, which was effective October 1, 1998.

(b)      Non-controlling interest in Luscar held by LCIF.

(c) Adjusted EBITDA is defined as earnings before interest, foreign currency translation loss, taxes, depreciation and amortization, write down and loss on disposal of capital assets, mine closure costs related to the earlier than expected closure of the Gregg River mine, additional mine closure costs at the Luscar mine related to the decision to delay development of the Cheviot mine project and non-recurring takeover response costs. The mine closure costs amounted to $19,727 in 2000 and are included in cost of sales above. The takeover response costs amounted to $9,875 during 2001 and are included in selling, general and administration costs. Adjusted EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted EBITDA is presented here because it is a financial indicator of a company's ability to service and/or incur debt. However, adjusted EBITDA should not be construed as an alternative to net earnings as an indicator of our operating performance, or to cash flows from operating, investing and financing activities as a measure of our liquidity. Our definition of adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

(d) For the purpose of determining the ratio of earnings to fixed charges, earnings represent earnings before income taxes and non-controlling interest, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and interest within rental expense. For the years ended December 31, 1997, 1998, 1999, 2000 and 2001, our earnings were insufficient to cover fixed charges by $7,891, $21,119, $257,514, $105,038 and $69,281.

(e) The promissory notes were issued to finance certain mine assets acquired from one of our customers. Under the terms of the related coal supply contracts for these mines, the customer reimburses us for substantially all of the interest and sinking fund payments due under these notes. At maturity, we are obligated to repay these notes, net of sinking fund balances, at which time under the related coal supply contracts, the customer will reimburse us for the net repayment. See "Item 10 - Additional Information - Material Contracts."

(f) The subordinated notes are obligations of Luscar Ltd. that are held by LCIF. These notes are eliminated in the consolidated financial statements of LEP.

                             SELECTED FINANCIAL DATA

                             LUSCAR COAL INCOME FUND
                       HISTORICAL FINANCIAL AND OTHER DATA

         The following table sets forth a summary of certain of LCIF's historical financial and other data for the dates and periods indicated and should be read in conjunction with LCIF's audited financial statements and the related notes, LCIF's unaudited interim financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations--LCIF" included elsewhere in this annual report. The summary historical financial data for the six months ended June 30, 2000 and for the period January 1, 2001 to May 11, 2001 are derived from LCIF's unaudited interim financial statements and, in the opinion of LCIF's management, fairly present LCIF's results for such periods. The interim financial statements contain all normal recurring entries necessary for a fair presentation. The results of LCIF's operations for any interim period are not necessarily indicative of the results of operations for the entire year. LCIF prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to LCIF, see note 9 to LCIF's financial statements included elsewhere in this annual report.

         Until May 11, 2001, LCIF accounted for its investment in us using the equity method. As a result of the takeover by LEP, LCIF became our controlling shareholder and is entirely owned by LEP. Financial information for LCIF after May 11, 2001 is included in the consolidated financial statements of LEP.



                                                                                      Six Months    January 1
                                                Year ended December 31,                 Ended        2001 to
                                      --------------------------------------------     June 30,      May 11,
                                       1997         1998       1999         2000         2000         2001
                                      --------    --------   ---------   ---------     ---------    ---------
                                                       (in thousands, except per unit amounts)

STATEMENTS OF EARNINGS DATA
Canadian GAAP
Interest and other income..........  $  41,907  $   55,801  $   59,660  $   11,284    $    5,608    $    8,694
Net earnings (loss) for the period.  $  41,226  $   40,695  $  (90,022) $  (53,906)   $  (31,292)   $    9,089
US GAAP
Net earnings (loss) for the period.                         $ (109,247) $  (52,373)   $  (24,831)   $  (11,555)
OTHER FINANCIAL AND OPERATING DATA
Canadian GAAP
Total assets.......................  $ 492,184  $  774,242  $  629,915  $  569,457                  $  591,261
Long-term debt.....................         --      46,968      41,532      35,539                      33,206
Unitholders' equity................  $ 491,915  $  726,975  $  587,856  $  533,568                  $  542,507
Distributions/unit.................  $    1.11  $     1.02  $     0.54  $       --                  $     0.10
Basic earnings (loss)/unit.........  $    0.83  $     0.63  $    (0.99) $    (0.59)                 $     0.08
Fully diluted earnings (loss)/unit.             $     0.60
US GAAP
Convertible debentures.............                            100,000     100,000                     100,000
Trust units........................                         $  735,728  $  735,728                  $  735,728
Unitholders' equity (deficit)......                         $ (220,754) $ (273,197)                 $ (284,752)


                             SELECTED FINANCIAL DATA

                            LUSCAR ENERGY PARTNERSHIP
                HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

         The following table sets forth a summary of certain of LEP's historical consolidated financial and other data for the dates and periods indicated and should be read in conjunction with LEP's audited consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations--LEP" included elsewhere in this annual report. LEP prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to LEP, see note 17 to LEP's consolidated financial statements included elsewhere in this annual report.


                                                                                                       MAY 11,
                                                                                                       2001 TO
                                                                                                     DECEMBER 31,
                                                                                                         2001
                                                                                                 --------------------
                                                                                                    (IN THOUSANDS)

STATEMENT OF EARNINGS DATA
Canadian GAAP
Revenue........................................................................................      $    408,899
Net earnings for the period....................................................................      $     22,250
US GAAP
Net earnings for the period....................................................................      $     35,828
BALANCE SHEET DATA (AT PERIOD END)
Canadian GAAP
Total assets...................................................................................      $  1,612,531
Long-term debt.................................................................................           520,612
Partners' equity...............................................................................           496,963
US GAAP
Total assets...................................................................................      $  1,699,326


                               EXCHANGE RATE DATA

         Luscar Energy Partnership, Luscar Coal Income Fund and Luscar Coal Ltd. present their financial statements in Canadian dollars. Unless otherwise specified or the context otherwise requires, all dollar amounts in this annual report are expressed in Canadian dollars.

         The following table sets forth certain exchange rates based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as United States dollars per Cdn$1.00 and are the inverse of the rate quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.


                                                 YEARS ENDED DECEMBER 31,
                                   ----------------------------------------------------
                                    1997       1998        1999        2000       2001
                                   ------     ------      ------      ------     ------
Low..........................      0.6945     0.6341      0.6535      0.6413     0.6241
High.........................      0.7487     0.7105      0.6925      0.6969     0.6697
End of Year..................      0.6999     0.6522      0.6925      0.6669     0.6279
Average......................      0.7221     0.6714      0.6744      0.6732     0.6446


                                                                        LAST SIX MONTHS
                                          ---------------------------------------------------------------------
                                          NOVEMBER       DECEMBER     JANUARY     FEBRUARY     MARCH      APRIL
                                          --------       --------     -------     --------     -----      -----
Low.................................       0.6241         0.6254       0.6200      0.6207      0.6266    0.6252
High................................       0.6363         0.6396       0.6290      0.6295      0.6342    0.6397
End of Month........................       0.6363         0.6279       0.6283      0.6231      0.6266    0.6377


On May 28, 2002 the inverse of the noon buying rate for Canadian dollars was $1.00 per US$0.6534.

               PRESENTATION OF OUR FINANCIAL AND OTHER INFORMATION

         Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from generally accepted accounting principles in the United States, or U.S. GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences between Canadian GAAP and U.S. GAAP are summarized in note 17 to the audited consolidated financial statements of Luscar Energy Partnership, in note 9 to the audited and unaudited financial statements of Luscar Coal Income Fund and in note 18 to the audited consolidated financial statements of Luscar Coal Ltd.

                                  RISK FACTORS

         You should carefully consider the risk factors set forth below as well as the other information contained in this annual report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

WE RELY ON A SMALL NUMBER OF KEY CUSTOMERS TO WHOM WE SELL A LARGE AMOUNT OF
COAL.

         Five of our owned mines each derive substantially all of their revenue from a single customer or a group of affiliated customers. These customers are TransAlta, Ontario Power Generation, ATCO Electric, and SaskPower and our coal shipments to these customers accounted for 3.0%, 5.5%, 11.1%, and 24.8% of our revenues during 2001 and are expected to continue to provide a significant percentage of our revenues in the future. The loss of one or more of these customers could result in the closure of the relevant mine or mines or, in some cases, the sale of the relevant mine to the customer.

         Our coal supply contracts with our key customers allow them to terminate the contracts under a number of circumstances including our failure to perform our obligations under the contract or if our operating subsidiary, Luscar Ltd., becomes bankrupt. In particular, a customer may terminate the contract if we fail to deliver a minimum amount of coal or if we or our customer is unable to obtain necessary permits or government approvals. In addition, the contracts with these customers allow them to temporarily suspend or terminate the contract as a result of specified events beyond the control of the affected party, including work stoppages, rail disruptions, natural disasters, excessive damage or required modifications to the power station being served, and equipment break-downs. Some of the contracts with key customers also provide for termination if available coal reserves are exhausted or if licenses, permits or approvals required to mine the coal are not available. One coal supply contract accounting for approximately 9% of our sales during 2001 may be terminated by either party to the agreement upon written notice given to the other party during the month of July of 2006 or 2011. If notice is given, the contract will terminate on July 1 of the following year. If any of these customers suspend or terminate all of their contracts with us, it would materially adversely impact our financial position. However, no individual contract is material to our financial condition or ability to pay interest or principal on the senior notes. In addition, these customers may choose not to extend their existing contracts or not to enter into new contracts. If that happens, we would be affected adversely to the extent that we are unable to find other customers to purchase coal at the same level of profitability.

OUR DOMESTIC THERMAL COAL SALES ARE DEPENDENT ON THE ELECTRICITY GENERATION INDUSTRY IN ALBERTA, SASKATCHEWAN AND NORTH-WESTERN ONTARIO.

         Demand for our domestic thermal coal depends primarily on coal consumption by the electric utility industry in Alberta, Saskatchewan and north-western Ontario. This demand is affected by a variety of factors, including fluctuations in the demand for electricity, environmental and other governmental regulations and orders, technological developments and the availability and price of alternative electricity generation sources such as natural gas or oil generation, nuclear energy or hydroelectric energy. Our business plan is predicated on the sustained demand for electricity from the power plants we supply. Any significant reduction of electricity demand from these power plants will have a material adverse effect on our results of operations. In addition, any increased coal sales in these markets are dependent upon increases in electricity demand that we cannot be certain will occur.

WE EXPERIENCED SUBSTANTIAL CYCLICALITY IN OUR EXPORT COAL BUSINESS IN THE PAST AND WE EXPECT THAT CYCLICALITY TO CONTINUE.

         We have experienced substantial price fluctuations in our export coal business in the past and we expect that such fluctuations will continue. Our export markets include customers in Japan, Korea, other Pacific Rim countries and South American countries, all of which are countries that have experienced recent economic slowdowns. Export coal markets are cyclical and characterized by: (1) periods of increased or excess supply resulting from an expansion of production designated for export sales, more efficient mining techniques or other factors; and (2) periods of decreased or insufficient demand resulting from weak general economic conditions, reduced production by our customers or other factors. In addition, an increase in the use of substitutes for steel (such as aluminum, composites or plastics) or steel-making technologies that use less or no metallurgical coal (such as pulverized coal injection or electric arc furnaces) could reduce demand for metallurgical coal and adversely impact prices. These circumstances could result in downward pressure on export coal prices or demand, which would reduce our revenues and profitability. Export coal prices may not remain at current levels. A slowdown in economic growth may significantly reduce the price and the demand for export coal. Any prolonged or severe weakness in export coal prices or demand by either foreign electricity generation or steel industries would reduce our revenues and profitability and could cause us to reduce our output or, possibly, close one or more of our mines, all of which would reduce our cash flow from operations.

         For example, the recent economic slowdown in the Pacific Rim resulted in a slowing in the rate of construction of new power plants and reduced steel production in the region at a time when additional coal supplies had become available. These events resulted in four consecutive years of export coal price decreases totaling just under 30% from 1997 to 2000. The impact of these events on us was lower realized export prices and sales tonnages.

WE AND THE GUARANTORS ARE HIGHLY LEVERAGED AND HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS.

         We and the guarantors have substantial indebtedness and significant debt service obligations. As at December 31, 2001, we and the guarantors had total indebtedness of $520.6 million and a debt to equity ratio of 1.1 to 1 including current portion but excluding intercompany debt. The indenture governing the senior notes and our credit facility permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, subject to limitations. See "Item 10 - Additional Information - Material Contracts" on page 65.

         Our high degree of leverage could have important consequences to you. For example, it could:

         o make it more difficult for us to satisfy our obligations with respect to the senior notes and our other indebtedness;

         o require us to dedicate a substantial portion of our cash from operations to the payment of debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and general corporate purposes;

         o limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

         o increase our vulnerability to general adverse economic and industry conditions;

         o place us at a disadvantage compared to our competitors that have less debt; and

         o limit our flexibility in planning for, or reacting to, changes in our business and industry.

YOUR RIGHT TO RECEIVE PAYMENT ON THE SENIOR NOTES AND THE GUARANTEES WILL RANK BEHIND OUR SECURED INDEBTEDNESS, WHICH MAY REDUCE THE LIKELIHOOD THAT YOU WILL BE REPAID IN THE EVENT OF BANKRUPTCY, LIQUIDATION OR OTHER ADMINISTRATIVE PROCEEDINGS THAT REQUIRE ALLOCATION OR DISTRIBUTION OF OUR ASSETS.

         The senior notes and the guarantees will be subordinate in right of payment to our and the guarantors' secured indebtedness to the extent of the assets securing such indebtedness. The senior notes will be our senior unsecured obligations, and the guarantees will be the senior unsecured obligations of the guarantors. The senior notes and the guarantees will rank equally with all of our and the guarantors' senior unsecured indebtedness. As at December 31, 2001, (1) we, together with the guarantors, had $82.5 million of outstanding secured debt and
(2) we had nothing drawn and had outstanding letters of credit of $63.9 million against our bank credit facility. Our bank credit facility allows total secured borrowings of up to $100.0 million. In addition, the indenture governing the senior notes permits us to incur additional secured indebtedness. Accordingly, in the event of bankruptcy, liquidation, receivership or a reorganization or similar proceeding relating to us or any of the guarantors, you will participate with all other holders of our indebtedness and the indebtedness of our guarantors in the assets remaining after we and the guarantors have paid all of the obligations under any secured indebtedness. In any of these cases, these assets may be insufficient to pay all of our and the guarantors' creditors and you are likely to receive less, ratably, if any, than our secured creditors.

WE MAY NOT BE ABLE TO ACQUIRE, RETAIN AND DEVELOP COAL RESERVES.

         Our ability to supply coal to our customers depends on our ability to retain and exploit our coal reserves in an economic fashion. Any defect in our rights to mine any of our coal reserves could adversely affect our ability to mine these reserves and to supply our customers. In addition, we or our utility customers often need to obtain land access rights from third parties to mine our coal reserves. The acquisition of these rights could increase our costs. The failure to acquire these rights could prevent us from mining the particular coal reserves. If we are not successful in obtaining coal rights and sustaining our coal reserves, our future revenues will be adversely affected. A component of our business strategy is to acquire and develop new coal reserves. If we are unsuccessful in this area, our future growth may be affected.

         Some of our properties contain non-reserve coal. Properties are referred to as having non-reserve coal, as opposed to coal reserves, when the feasibility of mining the coal on that property has not been economically evaluated or if, based on such an evaluation, it has been concluded that the coal cannot be economically mined based on current technology and market conditions. If any or all of our non-reserve coal cannot be economically mined now or in the future, we may need to seek new non-reserve coal or reserves for development or other alternatives to support our growth strategy.

         In addition, we may be limited by our capital resources from further developing our existing coal reserves and non-reserve coal, finding and developing new non-reserve coal that can be economically mined or acquiring new coal mines, reserves and non-reserve coal.

WE CANNOT BE CERTAIN OF THE TRUE EXTENT OF OUR COAL RESERVES BECAUSE THEY ARE BASED ON ESTIMATES OF ECONOMICALLY RECOVERABLE COAL.

         Our stated coal reserves are based on estimates. Estimates of coal reserves and future net cash flows derivable from them may differ from actual results, depending on a number of variables and assumptions, which include:

         o historical coal recovery from an area compared with coal recovery from other areas;

         o coal seam thickness and the amount of rock and soil overlying the coal deposit;

         o availability of labor, equipment, and services required to mine and deliver coal to our customers;

         o        effects of legislation and regulations; and

         o future coal prices, operating costs, development and reclamation costs.

         For these reasons, (1) estimates of economically recoverable quantities of coal, (2) classifications of reserves based on probability of recovery and
(3) estimates of future net cash flows expected from reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserves and the revenues, the mining costs and capital expenditures related to such tonnage may be materially different from estimates, which may adversely affect our operating results.

GOVERNMENT REGULATIONS COULD INCREASE OUR COSTS OF DOING BUSINESS.

         We are subject to extensive mining, environmental and health and safety laws and regulations, including those relating to:

         o conflicts with other land users such as recreational, agricultural, forestry, and oil and gas users;

         o        employee health and safety;

         o        mining and other permit and license requirements;

         o the protection of the environment, including air quality, water pollution and other discharges of materials into the environment, groundwater quality and availability, plant and wildlife protection, and reclamation and restoration of mining properties; and

         o        land use fees and royalties.

         Numerous government permits, licenses and other approvals are required for mining. We may be required to prepare and present to government authorities data pertaining to the impact that any proposed exploration or production of coal may have on the environment, as well as efficient resource utilization, multiple land use issues and other factors our operations may influence. The process for obtaining environmental approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Furthermore, changes in legislation, regulations or their enforcement may materially adversely affect our mining operations or our costs. We could experience difficulty and significantly increased costs to meet new or amended environmental legislation, to obtain approvals or to comply with the conditions imposed in new or revised approvals.

         Our failure to comply with legislation and regulations could subject us to significant liabilities, including fines, other penalties and clean-up orders or require us to reduce production.

GLOBAL WARMING CONCERNS AND THE KYOTO PROTOCOL MAY DISCOURAGE OR RESTRICT OUR CUSTOMERS' USE OF COAL.

         Burning coal emits carbon dioxide, a greenhouse gas that is considered to contribute to global warming. Public and government concern over the emission of greenhouse gases into the atmosphere may result in further restrictions on the burning of coal or may cause our customers to reduce their use of coal. Canada, as a party to the United Nations Framework Convention on Climate Change and the subsequent implementation protocol, known as the Kyoto Protocol, that was adopted in 1997, has stated its intention to reduce overall greenhouse gas emissions to 94% of the 1990 levels by no later than 2012. Many other countries are also party to this convention and the Kyoto Protocol and have announced similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany, among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by Canada in 2002. Widespread adoption of the Kyoto Protocol could significantly limit the use of coal and adversely affect our revenues and net income.

COAL MINING IS SUBJECT TO INHERENT RISKS AND IS DEPENDENT UPON MANY FACTORS AND CONDITIONS BEYOND OUR CONTROL, WHICH MAY ADVERSELY AFFECT OUR PRODUCTIVITY AND OUR FINANCIAL POSITION.

         Coal mining is subject to inherent risks and is dependent upon a number of conditions beyond our control which can affect our costs at particular mines, including for the delivery of coal. These risks and conditions include:

         o        inclement weather conditions;

         o        unexpected equipment or maintenance problems;

         o        variations in geological conditions;

         o        natural disasters;

         o        environmental hazards;

         o        industrial accidents;

         o explosions caused by the ignition of coal dust or other explosive materials at our mine sites; and

         o        fires caused by the spontaneous combustion of coal.

         These risks and conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. Insurance coverage may not be available or sufficient to fully cover claims which may arise from the above conditions. We currently have insurance coverage which includes $1 billion of property loss insurance, subject to a deductible level of $1 million per incident, and $100 million of general liability insurance. These policies contain customary exclusions and deductibles and may not provide coverage in every particular case. We cannot be sure that such insurance coverage will be available to us throughout the term of the senior notes. We have investigated the availability of insurance to cover environmental spills or accidents and have found the cost of such policies and restrictions contained in such policies inappropriate given the nature of the risks we face. Over the past five years, we have been adversely affected by some of these conditions which were not covered by insurance. For example, we expended extra cash resources on our Line Creek mine conveyor system due to the failure of the equipment to meet original specifications. Any of these risks or conditions could have a negative impact on the cash available from our operations and our financial position.

WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AT OUR OPERATIONS OR THOSE OF OUR KEY CUSTOMERS OR SERVICE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

         All but one of our mining operations are unionized, and we have a risk of work stoppages as the result of a strike or lockout. Any work stoppage could have a material adverse effect on our financial condition and results of operations.

         In addition, any work stoppage or labor disruption at our key customers or service providers could impede our ability to supply coal, to receive critical equipment and supplies for our mining operations or to collect payment from customers encountering labor disruptions. This may increase our costs or impede our ability to operate one or more of our mining operations.

COMPETITION COULD PUT DOWNWARD PRESSURE ON COAL PRICES, REDUCING OUR PROFITABILITY, OR COULD CAUSE US TO LOSE CUSTOMERS.

         The coal industry is highly competitive, typically with numerous producers competing in each coal consuming region or the international export market. Historically, we have competed with large and small producers within a region. Because of significant consolidation in the coal industry over the past few years, some of our competitors have significantly increased their scale and have a greater ability to influence pricing and be long-term suppliers of competitively priced coals. In addition, many of our competitors have significantly greater financial resources than we do, which may allow them to compete more effectively than we can. Competitive factors could put downward pressure on coal prices or result in the loss of customers.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         We incur costs and expenses primarily in Canadian dollars; however, substantially all of our revenue from export coal sales, which amounted to $269.8 million during 2001, is denominated in United States dollars. If the Canadian dollar gains value against the United States dollar while other factors remain constant, we will see a relative decrease in revenue and our cash flow will be diminished. Adverse changes in the United States dollar/Canadian dollar exchange rate could make some of our mines uneconomic to operate and could make it necessary for us to close them. Any such mine closures and the resulting closure costs would reduce our cash flow from operations.

         If our competitors' currencies decline against the Canadian and United States dollars, their competitive position in the marketplace may allow them to offer lower prices to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the United States dollar, those customers may seek decreased prices for the coal we sell to them. Both of these factors could reduce our profitability or result in a loss of coal sales.

OUR ABILITY TO SELL COAL DEPENDS ON TRANSPORTATION BEING AVAILABLE AND
AFFORDABLE.

         We depend on rail and ship transportation to deliver coal to our distant customers. For our export sales, we pay for rail haulage of coal to the west coast of Canada and the port cost of loading coal onto ships. These transportation costs are a significant component of the total cost of supplying coal to these customers. Any increase in the costs of transporting our coal, whether borne by us or our customers, could adversely affect our competitive position in specific market regions and our profitability from sales in that region. Disruption of rail and port services could impair our ability to supply coal to our customers thereby resulting in lost sales and reduced profitability. The Line Creek, Luscar, Coal Valley, Obed Mountain and Bienfait mines are dependent upon third party rail carriers for delivery of coal and only the Bienfait mine is served by more than one carrier.

ADVERSE ENVIRONMENTAL IMPACT FROM COAL MINING AND COAL USE MAY LEAD TO INCREASED COSTS TO US AND OUR CUSTOMERS.

         Coal contains elements including sulfur, mercury, arsenic, nitrogen, cadmium, uranium and selenium. Depending on the concentration of these elements, their release into the environment through the mining process or through the consumption of coal may have an adverse impact on the environment. The unauthorized release of regulated materials on or from properties owned, leased, occupied or used by us could result in penalties, including potentially significant fines, and governmental orders requiring the investigation, control and remediation of these releases. The release of these materials could have a material adverse effect on our ability to continue mine operations or to sell our interest in our property or could lead to claims by third parties. Our customers are subject to similar regulations. In addition, environmental regulations may restrict our customers' ability to burn coal. As a result, such customers may reduce their use of coal or need to invest in costly emission control technologies.

         Coal mines may harm the environment by contaminating waterways, polluting ground water and creating unwanted dust or noise. Significant sanctions could result from any of these events. Insurance against environmental liability is generally not available within our industry. The cost to control or remediate emissions and disturbances or the sanctions imposed as a result of them may reduce our profitability or require us to reduce our coal production.

RECLAMATION AND MINE CLOSURE COSTS COULD ADVERSELY AFFECT OUR CASH FLOW FROM OPERATIONS.

         We have accrued for the estimated costs of reclamation and mine closing. The accrual for these costs is based upon government regulations in effect at the time, our estimates of these costs, the timing of reclamation and mine closure procedures. Changes in government regulations, cash costs or timing of reclamation or mine closure procedures could result in adjustments to our estimates. As a result, the accruals may need to be increased, reducing our earnings. Actual cash costs may be greater than the estimated costs to complete reclamation and mine closing procedures, which would negatively impact our results of operations.

         In addition, we are required to provide financial security to provincial authorities covering future reclamation costs. These financial security requirements arise out of our obligation under provincial mining and environmental legislation to reclaim lands that we disturb during mining. The form of the security must be acceptable to the provincial government. Currently, we provide reclamation security by way of irrevocable letters of credit issued under our new credit facility. For amounts outstanding under these letters of credit, see "Item 10 - Additional Information - Material Contracts - Bank Credit Facility" on page 68. We may be unable to obtain adequate financial security in the future or we may be required to replace our existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations. If governmental regulations change in a manner that significantly increases the costs associated with reclamation and mine closure, it could materially reduce our results of operations and make further development of existing and new mines less economically viable. For example, the Saskatchewan government has legislated and is in the process of implementing a system requiring security to be posted for mine reclamation obligations based upon forecasted costs to reclaim disturbed lands. This implementation will require us to provide additional reclamation security and will reduce the capital available for other purposes.

DEREGULATION IN THE ELECTRICITY INDUSTRY MAY ADVERSELY IMPACT OUR BUSINESS.

         A growing trend in many regions of North America is the deregulation of the electricity industry, which may subject electricity generators, including our customers, to increased competition and volatility in the revenues they receive from sales of electricity. Affected utilities may seek to increase their competitiveness by reducing the amounts they are willing to pay for coal deliveries, being more aggressive in negotiating new contracts with coal suppliers or attempting to renegotiate coal prices and other terms in existing contracts. Additionally, deregulation may make it more difficult for us to enter into new long-term contracts with our electric utility customers, as these customers may become more sensitive to long-term price or quantity commitments in a more competitive environment.

         The Alberta electricity industry was deregulated as of January 1, 2001. Electricity generation in the province of Ontario is in the process of being deregulated and in the province of Saskatchewan is fully regulated. Any increased volatility of electricity prices and uncertainty over electricity supplies brought on by deregulation may represent a significant financial risk for our key customers which could adversely impact our coal sales to affected customers.

WE REQUIRE HIGHLY SKILLED WORKERS TO OPERATE OUR MINES, AND WE COMPETE WITH OTHER INDUSTRIES FOR THESE WORKERS.

         Our mining operations require employees with a high degree of technical or professional skills, such as engineers, trades people and equipment operators. We compete with other local industries, such as oil and gas or forest products businesses, for these skilled workers. In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on our results of operations and our financial condition.

OUR OPERATING EXPENSES COULD INCREASE SIGNIFICANTLY IF THE PRICE OF ELECTRICITY, FUELS OR OTHER INPUTS INCREASES.

         We are a substantial consumer of electricity, fuels and other inputs. For example, a substantial portion of our major mining equipment and processing plants is powered by electricity that we have to purchase from outside sources. The electric utility industry in Alberta was deregulated in January 2001 resulting in a significant increase in our cost of electricity for 2001. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas. Although our mine-mouth contracts have price escalation clauses that protect us from most cost increases, we may not be able to pass on cost increases to our other customers, which could negatively impact our operating profits.

WE ARE CONTROLLED BY THE PARTNERS OF LUSCAR ENERGY PARTNERSHIP, WHOSE INTERESTS MAY NOT BE ALIGNED WITH THE INTERESTS OF A HOLDER OF OUR SENIOR NOTES.

         All of our outstanding common stock is owned by Luscar Coal Income Fund, which is 100% owned by LEP. LEP, in turn, is controlled by Sherritt International Corporation and Ontario Teachers' Pension Plan Board. Accordingly, Sherritt and Ontario Teachers' are able to elect the management committee of LEP, determine our corporate and management policies and make decisions related to fundamental corporate actions. LEP's interests, or the interests of Sherritt or Ontario Teachers', may not be aligned with the interests of a holder of senior notes.

THE ABILITY TO ENFORCE CIVIL LIABILITIES IN CANADA MAY BE LIMITED.

         We and the guarantors are incorporated or established under the laws of Canada or its provinces, and our charters and material contracts are governed by the laws of Canada or its provinces. Substantially all of our assets are located in Canada. All of the members of LEP's management committee, our directors, officers, significant employees and the independent auditors named in this annual report reside outside of the United States.

         It may not be possible, therefore, for investors to effect service of process within the United States upon us, the guarantors or these individuals or companies including with respect to matters arising under the United States federal securities laws or to enforce judgments against them in United States courts whether or not predicated upon the civil liability provisions under the United States federal securities laws. Our Canadian counsel, Torys LLP, has advised us that there is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts.

THE ASSERTION OF ABORIGINAL RIGHTS CLAIMS MAY IMPAIR OUR ABILITY TO FURTHER DEVELOP EXISTING PROPERTIES OR TO ACQUIRE NEW PROPERTIES.

         Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts, but rather on our current expectations and our projections about future events, including our current expectations regarding:

         o the future demand for coal, coal prices and increases or decreases of coal prices;

         o        the remaining life of our reserves;

         o our expectations of contract completions and renewals and the results of contract terminations;

         o our future profitability and capital needs, including capital expenditures;

         o        the effect on us of new accounting releases;

         o        the benefits to be derived from the execution of our strategy;
                  and

         o        other future developments in our affairs or in our industry.

         These forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases.

         Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors which could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written and oral forward-looking statements made by us or on our behalf are subject to such risks, uncertainties and other factors, including the risk factors described in this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report may not occur. The forward-looking statements included in this annual report are made only as of the date of this annual report.

ITEM 4     INFORMATION ON THE COMPANY

                                INDUSTRY OVERVIEW

                                  INTRODUCTION

         Coal consumption can be broadly divided into two categories: thermal and metallurgical coal. Thermal coal is used by electric utilities and industrial users to produce electricity and steam. Thermal coal is found in many parts of the world. It is generally lower in carbon content and calorific value and higher in moisture value than metallurgical coal. Metallurgical coal is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant and is produced primarily in Australia, the United States and Canada.

         The cost to transport coal from the mine to the customer can be large relative to the value of the coal as an energy source. As a result, most world coal production is consumed in the country in which it is produced. In large countries like Canada and the United States, coal markets tend to be regional. For example, we serve distinct markets in Alberta, Saskatchewan and north-western Ontario. The remaining worldwide production is sold in the international export markets and is higher energy content coal.

         Coal is important to Alberta and Saskatchewan's electricity generation and accounted for approximately 80% of Alberta's electricity generation, according to the Alberta Energy Utilities Board, and 72% of Saskatchewan's electricity generation, according to SaskPower, both in 2001. In Ontario, coal generates a significant but smaller percentage of electricity (30% in 2000, according to Ontario Power). However, due to Ontario's large population and industrial base, it is Canada's second largest coal-consuming province. Coal also accounted for approximately 38% of electricity generation worldwide, according to the International Energy Agency, and 52% in the United States, according to the Energy Information Administration, both in 1998.

                                 DOMESTIC MARKET

         Canadian coal production was 70.5 million tonnes in 2001, according to Statistics Canada, with substantially all production based in western Canada. Statistics Canada reports that Canadian coal consumption was 60.5 million tonnes in 2001, of which 93% was thermal coal with the remainder being metallurgical coal. Canadian coal producers supply the majority of domestic coal consumption. Coal imports totaled approximately 23.6 million tonnes in 2000 according to Statistics Canada, which largely came from the United States and which was primarily used in the southern Ontario market. In 2001, Canadian coal exports were 30.1 million tonnes, according to Statistics Canada.

         Canadian domestic consumption from 1997 to 2001 was as follows:

                                       1997        1998          1999           2000          2001
                                      ------       ------       ------         ------        ------
Thermal coal..................        51,244       54,728       53,733         56,623        56,222
Metallurgical coal............         4,490        4,119        4,360          4,265         4,255
                                      ------       ------       ------         ------        ------
Total.........................        55,734       58,847       58,093         60,888        60,477
                                      ======       ======       ======         ======        ======


         Our core domestic markets are in Alberta and Saskatchewan. The bulk of all coal used in these provinces is consumed by power plants located adjacent to coal mines. We supplied 86% of the coal consumed in these two provinces in 2001. Competition in these provinces is limited due to the proximity of coal mines to power plants.

         Pricing terms for these mine-mouth operations are specified under contracts generally after extensive negotiation. As such, pricing does not fluctuate based on the prices of other coals, competing fuels or electricity and tends to be very stable. Pricing is typically based on, among other things, the anticipated mining and capital costs, the proximity of the customer to the mine and economic conditions at the time. Due to the long-term nature of most of these contracts, base pricing is usually adjusted annually for inflation or deflation. Prices are generally subject to adjustment should the quality of the coal fall below certain specifications.

         Ontario is the most populated province in Canada, does not have any producing coal mines and has significant coal-fired electricity generation capacity. Using our own data and data published by Natural Resources Canada, we believe that almost all of the coal consumed in Ontario is currently supplied by us or imported from the United States. Contracts in Ontario, including our own, typically have one to five-year terms. Pricing is principally based on coal quality, mining and transportation costs, and the costs of competing coal supplies. The Ontario market remains a potential growth market for Western Canadian coal producers given the low sulfur content of the coal, the increasing demand for electricity, the recent increases in oil and natural gas prices and the favorable Canadian dollar/U.S. dollar exchange rate.

                                 EXPORT MARKETS

         International export markets accounted for approximately 625 million tonnes of coal in 2001, according to Barlow Jonker Pty. Ltd. or approximately 10% of world production. The bulk of export coal is delivered to customers by ship (573 million tonnes in 2001 and 519 million tonnes in 2000, according to

Barlow Jonker Pty. Ltd.). The seaborne coal export market represents one of the largest volumes of world trade for a single commodity. The largest coal importers are Western Europe, Japan, South Korea, other Pacific Rim countries and South America. Major coal exporting countries and their share of the international export market in 2001 include Australia (34%), South Africa (10%), China (15%), Indonesia (11%) and the United States (9%) according to Barlow Jonker Pty. Ltd. Canadian coal exports of 30.1 million tonnes, as reported by Statistics Canada, accounted for approximately 5% of the seaborne export market in 2001. Canada has been an important supplier to the export markets since 1970, particularly to the Pacific Rim. Canada represents a stable source of coal and a means for coal consumers to diversify their suppliers. Approximately 90% of Canadian exports in 2001 were bituminous metallurgical coal, according to Statistics Canada, with the remainder primarily bituminous thermal coal. Canadian coal exports in 2001 were delivered to many countries, with the major markets being Japan, South Korea, the United States, Brazil, the United Kingdom and Taiwan.

         The seaborne export market has grown, primarily driven by growth in thermal coal:

                                              WORLD SEABORNE COAL TRADE(1)
                                           --------------------------------
                                           1996        1997            1998           1999         2000       2001
                                           ----        ----            ----           ----         ----       ----
                                                                   (THOUSANDS OF TONNES)
Metallurgical coal(2)...............        173         182             177            173          179        190
Thermal coal........................        263         278             295            308          340        383
                                            ---         ---             ---            ---          ---        ---
       Total........................        436         460             472            481          519        573
                                            ===         ===             ===            ===          ===        ===

-------------------

(1) From SSY Consultancy & Research Ltd. (1996-2000); Barlow Jonker Pty. Ltd. (2001)

(2)      Includes coking and pulverized coal injection coals.

         Prices for export coal vary according to coal quality, regional supply and demand and transportation costs. Japanese electric utilities and steel makers, which are large importers of coal, traditionally establish benchmark or reference prices. However, actual pricing varies and is dependant on the origin of the coal, quality and the specific logistics and commercial considerations of the particular buyer and seller. From 1993 to 2002, the prices for export coal delivered to Japan were as follows:

                              JAPANESE COAL PRICING

                                     ----------------------------------------------------------------------------------
                                      1993    1994    1995     1996    1997    1998    1999     2000    2001    2002(3)
                                     -----   -----    -----   -----   -----   -----    -----   -----    -----   -------
                                                       (US$ PER TONNE FOR FISCAL YEARS BEGINNING APRIL 1)
Metallurgical coal(1)..............  49.30   45.45    51.10   53.30   52.80   50.15    41.10   39.00    42.15      NA
Thermal coal(2)....................  36.35   34.35    40.30   40.30   37.65   34.50    29.95   28.75    34.50      NA


--------------------
(1) Benchmark price for hard coking metallurgical coal sold to Japanese steel mills, free on board vessel. Prices are from publications of The Tex Report Ltd.

(2) Benchmark price for 12,057 Btu/lb air dried basis, bituminous thermal coal sold to Japanese utilities free on board vessel. Prices are from publications of The Tex Report Ltd.

(3) As at this time, the benchmark prices for 2002 have not been established.

         International pricing has been cyclical and, in 2001, we experienced increased prices after four years of price declines.

         Demand for metallurgical coal is driven by steel production, which is closely related to general economic conditions. In addition, new technologies have moderated growth in metallurgical coal use in steel making. Demand for Canadian export metallurgical coal is driven by steel production in Asia, Europe and South America. The 1997-1999 economic crisis in Asia caused steel demand to weaken significantly which, when combined with an oversupply of coal in world markets, led to a decline in export coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000. However, for the year beginning April 1, 2001, prices in Pacific Rim markets increased by approximately 8%. In European and South American markets, metallurgical coal prices have increased by up to 30% in 2001, but from lower prior levels than the Pacific Rim markets.

         Demand for Canadian export thermal coal is driven by coal-fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region, which we expect to continue. Similar to export metallurgical coal prices, export thermal coal prices decreased from 1997-1999 due to the Asian economic crisis and increased export sales by Australian, Chinese and other producers. Benchmark Japanese export thermal coal prices declined by approximately 29% from 1996 to 2000. However, for the year beginning April 1, 2001, prices in Pacific Rim markets increased by approximately 20%. We expect that export demand for thermal coal will grow, primarily driven by Pacific Rim markets.

         Canadian suppliers to the export market sell the majority of their production pursuant to coal supply agreements that typically have one to five year terms, with pricing negotiated annually. While there is a spot market for export coal, prices tend to vary significantly depending on short-term supply and demand factors as well as changes in transportation and mining costs.

                             CANADIAN COAL DEPOSITS

         The majority of Canadian coal deposits are located in western Canada. These deposits, including our own, are located in the prairies of Alberta and Saskatchewan and in the Rocky Mountains and adjacent foothills in Alberta and British Columbia. Coal in the prairies is present in relatively horizontal seams, which may be several kilometers in both length and width but which are relatively uniform in thickness. Substantial deposits are readily accessible near the surface and are typically overlain by layers of glacial till, soil or rock. Like the prairies, the foothill and mountain regions also contain extensive coal deposits. The geological settings in the foothills and mountains are more diverse than those of the prairies with seams that are often deeper, inclined and/or faulted, and consequently mines in these regions are more costly to develop than mines on the prairies.

                               COAL CLASSIFICATION

         Two important characteristics of coal are heat content and sulfur content. The four primary types of coal, in order of increasing heat content, are lignite, subbituminous, bituminous and anthracite. Each type has characteristics that make it more or less suitable for different end uses. Heat content, or the amount of energy in coal, is commonly measured in Btu per pound.

         Lignite coal is a brownish-black coal with a heat value that generally ranges from 6,300 to 8,300 Btu per pound. In Canada, lignite coal is mined mainly in Saskatchewan and is primarily used by power plants located near the mine. Our Boundary Dam, Poplar River and Bienfait mines produce lignite coal.

         Subbituminous coal is a dull black coal with a heat value that ranges from approximately 8,300 to 11,500 Btu per pound. In Canada, this coal is mined principally in Alberta. Subbituminous coal is used almost exclusively by electric utilities and some industrial consumers. Our Paintearth and Sheerness mines, and the Highvale mine, produce subbituminous coal.

         Bituminous coal is a soft black coal with a heat value that ranges from 10,500 to 14,000 Btu per pound. Canadian bituminous coal is primarily mined in the Rocky Mountains and adjacent foothills in Alberta and British Columbia. Bituminous thermal coal is used by electric utilities and industrial users, while bituminous metallurgical coal is used by steel producers. The heat values of bituminous coal are high enough to make it economic to transport it to distant markets. Our Coal Valley, Line Creek, and Obed Mountain mines produce bituminous thermal coal, and our Line Creek and Luscar mines produce bituminous metallurgical coal.

         Anthracite coal is a hard coal with a heat value that can be as high as 15,000 Btu per pound. Anthracite deposits are found in British Columbia, but are not currently being mined because of a lack of available markets. Anthracite is used primarily for industrial and home heating purposes. We do not have any anthracite coal reserves.

         Sulfur content is another important characteristic of coal. Coal combustion produces sulfur dioxide, the amount of which varies depending on the concentration of sulfur in the coal and the manner in which coal is burned. Due to restrictive environmental regulations regarding sulfur dioxide emissions, coal is commonly described with reference to its sulfur content. We refer to coal that is less than 1% sulfur by weight as low-sulfur coal, and all of our coal meets this criteria. Utilities are often confronted with the decision as to how to control sulfur emissions. They can burn low-sulfur coal or use scrubbing technology, which removes a substantial portion of the sulfur from coal during the burning process. Scrubbing technology requires substantial capital costs, particularly for existing power plants. We expect increasing demand for low-sulfur coal in many regions as utilities are increasingly required to operate within environmental guidelines for sulfur dioxide emissions.

                                 MINING METHODS

         Coal is mined using either surface or underground methods. The method used depends upon several factors, including the proximity of the coal seam to the earth's surface and the geology of the surrounding area. In general, surface techniques are employed when a coal seam is within 200 feet of the earth's surface, and underground techniques are used for deeper seams. All coal mining techniques are capital intensive. However, technological improvements, such as larger capacity draglines, electric shovels and haul trucks, have resulted in increased productivity.

         Substantially all coal production in Canada is derived from surface mines. All of our mines are surface mines. It is generally safer, easier and often more cost efficient to mine coal seams that are located close to the surface than underground seams. Also, surface mining generally has a higher coal recovery percentage (85 to 95%) than underground mining (50 to 60%).

         Surface mining primarily consists of moving the material on top of the coal, called overburden, with large, mobile earth-moving equipment. The primary surface mining methods are dragline and truck/shovel mining, with the optimal method chosen based on the geological conditions, amount of overburden to be removed, local topography and the configuration of the coal seam. Dragline mining is typically better for the flat-lying, shallow coal seams found on the prairies or in gentle topography, while truck/shovel mining is typically better for shallow coal seams in hilly or mountainous terrain. Once uncovered, the coal is loaded into haul trucks or onto overland conveyers for transportation directly to customers or to processing and/or loading facilities. The site is then backfilled with the overburden, contoured and otherwise restored to its approximate original condition, a process known as reclamation. In Canada, mining and reclamation are regulated by provincial law, which requires that the land be reclaimed to a condition as good as or better than its undisturbed condition.

         We use dragline mining at eight of our mines. This method uses large capacity electric-powered draglines to remove the overburden in long, narrow pits. First, the dragline or other equipment removes the topsoil and subsoil, before the dragline removes the remaining overburden. Electric shovels or other earth moving equipment then load the exposed coal into haul trucks. As the dragline moves along the pit, the overburden is deposited in a previously mined portion of the pit to begin the reclamation process. Earthmoving equipment is then used to flatten and contour the land and to replace the subsoil and topsoil that was previously moved. Ultimately, the land is seeded with crops or planted with trees.

         We use truck/shovel mining at four of our mines, two of which also use dragline mining. This method uses large electric- or diesel-powered shovels to remove the overburden and, often along with other equipment, to load the coal into haul trucks. First, topsoil, subsoil and any timber are removed. The overburden is then drilled and fractured with explosives. The shovels or other earthmoving equipment load the overburden into haul trucks for transportation to a previously mined pit or a dump area. The equipment then loads the exposed coal into haul trucks. The mining continues downward until all the economically recoverable coal is mined. The pit is reclaimed by filling it with waste materials from a nearby pit, contouring the land, and replacing subsoil and topsoil. Ultimately, the land is planted with grasses or trees. Alternatively, the pit may be allowed to fill with water and reclaimed as a lake to provide a recreational area or new fish habitat.

                          COAL PREPARATION AND BLENDING

         Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities and to more exactly match customer specifications. Coal processing entails an additional expense but results in a higher-value product. We operate processing plants at the Line Creek, Luscar, Coal Valley and Obed Mountain mines. At the Bienfait mine, we operate a processing plant that crushes and sizes the coal to customer specifications.

                                  OUR BUSINESS

                                    OVERVIEW

         We believe we are the largest coal producer in Canada, producing approximately half of all Canadian coal production, and we are one of the largest coal producers in North America. Our predecessor began operations in 1911, and during 2001 we produced 36.1 million tonnes of coal. As at December 31, 2001, we had proven and probable coal reserves in Western Canada which we believe will last for more than 25 years based on 2001 production from our owned mines. We believe that there will be an increase in demand for coal as a result of various factors, including a continued increase in the demand for electricity. We believe that utilities will build new coal-fired power plants and expand existing plants, and that industrial users will switch from natural gas to coal in response to the greater price stability and abundance of coal. In mid 2001, we and our parent were acquired by LEP.

         All of our coal production and coal reserves at our existing mines are less than one percent sulfur by weight on average, which we define as low-sulfur coal. Many utilities use low-sulfur coal in their efforts to comply with environmental regulations for sulfur-dioxide emissions. We own and operate nine surface mines, including two mines in which we have 50% ownership interests, and we operate a tenth surface mine under a mining contract with an electric utility.

         We sell both thermal and metallurgical coal in domestic and international markets. Thermal coal accounted for approximately 93% of our 2001 sales tonnage, while metallurgical coal accounted for 7%. We sell thermal coal primarily to Canadian and foreign utilities for the generation of electricity. Thermal coal sales to our Canadian utility customers, ATCO Electric, Ontario Power, SaskPower and TransAlta, account for the majority of our domestic sales. Metallurgical coal is primarily used to produce coke for the steel making process. We sell metallurgical coal to a diversified customer base in the Pacific Rim, South America, the United States, Europe and Canada.

         We generate a substantial portion of our operating margin from long-term contracts with ATCO Electric, SaskPower and TransAlta, the major electricity generators in Alberta and Saskatchewan. The remaining terms of these contracts range from 8 to 25 years. We service these contracts from four of our mines, which are located in close proximity to the coal-fired power plants operated by these customers. These mines, which we refer to as our mine-mouth operations, are the sole coal suppliers to these power plants, and we believe them to be the most economic source of coal for these plants given the considerable distance from other producing coal mines. The mine that we operate on a contract basis supplies two power plants owned by TransAlta and is also a mine-mouth operation. Taken together, the power plants served by our mine-mouth operations generated most of the electricity generated in Alberta and Saskatchewan in 2001. We expect that these power plants will continue to operate close to capacity, given the high demand for electricity and the low cost of coal-fired electricity generation in these provinces.

         Our registered and principal offices are located at 1600 Oxford Tower, 10235 - 101 Street, Edmonton, Alberta, Canada, T5J 3G1. Our telephone number is
(780) 420-5810. The registered and principal offices of Luscar Coal Income Fund are located at 1510 Oxford Tower, 10235 - 101 Street, Edmonton, Alberta, Canada T5J 3G1. The registered and principal offices of Luscar Energy Partnership are located at 1133 Yonge Street, Toronto, Ontario, Canada, M4T 2Y7.

                              ACQUISITION OF LUSCAR

         In mid 2001, Luscar Energy Partnership, or LEP, completed its acquisition of all of the outstanding securities of the Luscar Coal Income Fund, or LCIF, for aggregate consideration of approximately $900 million, which was comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. As a result of the acquisition, LCIF also acquired, for nominal consideration, all of the common shares of Luscar Coal Ltd. After these transactions, LEP owns all of LCIF and LCIF owns all of us.

         LEP is a general partnership that was formed by wholly-owned subsidiaries of each of Ontario Teachers' Pension Plan Board and Sherritt International Corporation for the purpose of acquiring LCIF. Ontario Teachers' Pension Plan Board is a corporation established by legislation of the Province of Ontario and is charged with administering the second largest pension fund in Canada, with total assets as at December 31, 2001 exceeding $69 billion. Sherritt is a diversified natural resources company incorporated under the laws of New Brunswick, Canada and operates in Canada and internationally. Sherritt's operations include nickel/cobalt mining and refining, oil and gas exploration and production and electricity generation, among other operations. Sherritt is a public company listed on The Toronto Stock Exchange under the symbol "S."

                              CORPORATE INFORMATION

                     Our simplified structure is as follows:


[Chart showing Luscar Energy Partnership owning Luscar Coal Income Fund owning Luscar Coal Ltd. owning Luscar Ltd. owning 3718492 Canada Inc. Chart also shows guarantors guaranteeing Luscar Coal Ltd.'s senior notes and bank credit facility.]




         LEP and LCIF, which are guarantors of the senior notes, are holding entities with no independent assets or operations other than investing cash on hand and their investments in us and our subsidiaries. We are a holding company. Our operations are conducted by Luscar Ltd., which will guarantee the senior notes on a senior basis. Luscar Ltd. is an operating company and operates all of our mining operations. 3718492 Canada Inc. is a non-operating, wholly owned subsidiary of Luscar Ltd. that holds a $61 million, non-interest bearing demand note issued by Luscar Ltd.

                                   OUR HISTORY

         We began operations in 1911 as Mountain Park Coal Company Limited which initially supplied coal to the domestic railway, industrial and home markets. We began supplying power plants in Alberta in 1949 and in Saskatchewan in 1971. We entered the export metallurgical coal market in 1970 and the export thermal coal market in 1978. We began supplying coal to electric utilities in southern Ontario in 1978 and in north-western Ontario in 1981. Since then, we have expanded coal sales to our diverse markets through new mine developments and acquisitions.

         To continue our growth and to increase our coal assets, LCIF, our parent, acquired Manalta Coal Income Trust ("MCIT") in September 1998 for aggregate consideration of $562.6 million. MCIT's wholly-owned subsidiary, Manalta Coal Ltd., ("MCL") was our primary competitor in our Canadian markets and also participated in export markets. LCL was incorporated at that time to hold the common shares of the entity resulting from the amalgamation of LL and MCL. The Manalta acquisition substantially increased our scale, market share and low-sulfur coal reserves. Primarily as a result of the Manalta acquisition, from 1997 to 1999 our annual coal sales increased by approximately 25.0 million tonnes, our reserve base increased by approximately 468.0 million tonnes and we became the largest coal producer in Canada. Several of Manalta's mining operations were adjacent to our existing operations, and by combining them we were able to effect significant operating cost synergy as well as to reduce corporate overhead costs.

         Prior to 1996, we were a private company. In 1996, we were acquired by LCIF in connection with an initial public offering of the units of LCIF which were traded publicly on the Toronto Stock Exchange until we were acquired by LEP in 2001.

                               BUSINESS STRENGTHS

         We believe that the following business strengths will allow us to increase our production and profitability.

         LONG-TERM COAL SUPPLY CONTRACTS

         We sell coal from our mine-mouth operations at the Boundary Dam, Paintearth, Poplar River and Sheerness mines under long-term coal supply contracts which have remaining terms of up to 25 years. We generate a substantial portion of our operating profits from these contracts and we believe these contracts will continue to provide us with stable operating profits. Pricing in these contracts is adjusted annually based on cost indices which relate to our mine-site costs, including labor, fuel, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts which the utilities are required to pay for or purchase, as well as, in some cases, fixed monthly revenues that are unrelated to tonnage delivered. These factors result in stable domestic revenues despite any delivery variations which might occur. These contracts also provide for pass-throughs of specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility serviced. These mines are the sole suppliers to the adjacent power plants, which are operated on a consistent, on-going basis. We expect that we will remain the sole supplier to these power plants given our contracts, the proximity of the mines to the power plants and the relatively high cost to transport coal.

         MARKET LEADER

         We believe we are the largest coal producer in Canada, producing approximately half of all Canadian coal production, and we are one of the largest coal producers in North America. We are the dominant coal supplier to electric utilities in Alberta and Saskatchewan, and the coal we produced accounted for most of the electricity generated in these provinces in 2001. In addition, we are currently the sole coal supplier to the only two coal-fired power plants in north-western Ontario.

         ABUNDANT, STRATEGICALLY LOCATED COAL RESERVES

         We estimate that our proven and probable reserves will last for more than 25 years based on our 2001 production from our owned mines. All of our coal reserves and production consist of low-sulfur coal, the majority of which is located in close proximity to major coal-fired power plants. The locations of our operations and our undeveloped reserves and non-reserve coal are a key strength in serving our existing customers and potential new customers. We believe that the demand for coal will increase because of the announced intention of some parties to construct new coal-fired power plants and the expansion of existing plants to meet the continued increase in the demand for electricity. We also believe industrial users will switch from natural gas to coal in response to coal's greater price stability and abundance. For example, we have reserves and non-reserve coal located near major oil producing facilities which use large quantities of natural gas, that can be replaced by coal, to produce heavy oil and oil from tar-sands. We are currently in discussions with several potential customers seeking to switch from natural gas to coal.

         DIVERSE MARKETS AND LONG-TERM CUSTOMERS

         We serve a broad range of markets, including mine-mouth power plants under long-term coal supply contracts, thermal coal sales to other domestic and international markets which provide access to increasing coal demand, and metallurgical coal sales to steel makers which require its special properties. We have an established presence in coal markets in Canada, Asia, South America, the United States and Europe. We believe that our long-term customer relationships are a competitive advantage. We have supplied Canadian and foreign utilities and steel producers for over 20 years, and in 2001 over 90% of our sales tonnage was to customers that we have served for more than 10 years. We have a consistent track record of maintaining these relationships, including ATCO Electric (46 years), Ontario Power Generation (28 years), SaskPower (31 years), TransAlta (32 years), Japanese steel mills (32 years), Pohang Iron and Steel (26 years), Korean utilities (20 years) and U.S. steel mills (11 years).

         COST-EFFICIENT OPERATIONS

         We have been able to achieve operating efficiencies and cost reductions by effective engineering, relying on the extensive mining experience and skills of our employees, investing in mining equipment and achieving economies of scale. We achieved significant synergy from the acquisition in September 1998 of our then largest competitor in Canada, Manalta, by combining adjacent mine operations and reducing overhead costs. We operate draglines, which are the lowest cost surface mining method for moving large quantities of soil, rock and other material, at eight of our mines. At our Line Creek mine, we installed an 11 kilometer coal conveyor system, which significantly reduces transportation costs from the mine to the processing plant by eliminating truck haulage. We have also reduced costs by coordinating the purchase of supplies and equipment across the company. In addition, our 23.2% ownership interest in Neptune Terminals (Canada) Ltd. at the Port of Vancouver, British Columbia, provides us with low-cost port loading facilities for a portion of our west coast export shipments.

         BENEFICIAL CANADIAN OPERATING ENVIRONMENT

         We are not subject to a number of significant liabilities that U.S. coal producers face because all of our mines are located in Canada and are surface mines. For example, we do not have the significant post-retirement health and insurance obligations that our U.S. peers have. We make fixed payments for workers' compensation to a government entity and do not have variable liabilities in this area, unlike U.S. coal producers. We are not required to make on-going payments to trusts or funds related to environmental, health or retiree benefits. Because our labor unions are organized on a local basis, we typically have a different local union at each mine. Consequently, we do not face the risks of national labor actions or disruptions that many of our U.S. peers have experienced. All of our mines are surface mines, which do not have the safety and health issues that underground mines have, such as black-lung, catastrophic collapse, underground explosions and fires.

         EXPERIENCED MANAGEMENT

         Our senior executives and operations managers have many years of experience in the coal industry. They have been involved in establishing our strong customer relationships, maintaining a record of safety and environmental responsibility, developing several new mine operations and successfully acquiring and integrating several mines into our operations.

         STRONG EQUITY OWNERS

         We expect to benefit from the experience of our equity owners, Ontario Teachers' Pension Plan Board and Sherritt International Corporation, who acquired us in mid 2001 for approximately $900 million including the assumption of long-term debt. Ontario Teachers' administers the second largest pension fund in Canada, with more than $69 billion of total assets as at December 31, 2001. Sherritt, with assets of $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of Sherritt Power Corporation, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food processing, agriculture and tourism in Cuba.

         INNOVATIVE AND SUCCESSFUL RECLAMATION MANAGEMENT

         We are a leader in reclamation management and we restore mined lands to a condition equal to or better than their condition prior to mining. We were the first company to have fully reclaimed and certified coal mines in both Saskatchewan and Alberta. We received the first certificate issued in Alberta for the return of mined lands to commercial forest end use. Our success in the area of reclamation has been recognized through several awards by government and industry organizations. Our Line Creek mine has received ten awards for outstanding achievement for reclamation from the Government of British Columbia. Other awards include Ammonite awards for reclamation achievement from the Alberta Chamber of Resources for the Paintearth and Luscar mines, and the Order of the Bighorn issued by the Government of Alberta for the conservation of bighorn sheep habitat through reclamation. We believe that our success in this area will assist us in obtaining the necessary public support and regulatory permits to develop new operations in the future.

                                BUSINESS STRATEGY

         The key components of our strategy include:

         MAINTAIN AND EXPAND OUR CUSTOMER RELATIONSHIPS

         We intend to maintain our strong relationships with existing customers and to establish strong relationships with new customers. With increased coal production, a shift in export tonnage to domestic markets and interest in coal as an alternative fuel to natural gas, the opportunity to establish long-term contractual relationships with new customers has become a focus of our business development group. We plan to continue to sell the majority of our production under long-term contracts or to customers with whom we have developed, strong relationships in order to reduce market risk and exposure to coal price fluctuations. We also seek to market our coal in regions where we can effectively compete and provide value to our customers.

         FURTHER INCREASE PROFITABILITY

         We intend to continue reducing operating costs and increasing productivity by optimizing process flows and prudently investing in more efficient production equipment. We are in the process of a mine-by-mine operational review in order to maximize production efficiency. We have completed the review at two of our mines, which has resulted in reduced production costs, and we expect to achieve further reductions. In addition to our major equipment investments, we have installed advanced control systems at some of our processing plants, which have increased through-put and reduced costs. At one of our mountain mines, we have installed a global positioning dispatch system for our mobile equipment which has increased equipment utilization and productivity. Finally, we work cooperatively with our employees to effect productivity improvements by implementing innovative work practice and cost-reduction programs.

         INCREASE COAL PRODUCTION

         We intend to increase our production by expanding our existing mines and developing our additional coal reserves and non-reserve coal to take advantage of the growing demand for coal that we expect to occur. We are increasing the metallurgical coal production of our jointly owned Line Creek mine by approximately 1.0 million tonnes per year. Our share of the increase will be 500,000 tonnes, and we expect to sell this tonnage to our existing customers. We have recently restored 500,000 tonnes of annual production to our Coal Valley mine to meet growing demand for low-sulfur coal from Ontario Power Generation and international utilities. We have expanded annual production at our Bienfait mine by 900,000 tonnes to meet increased demand from Ontario Power Generation at its two coal-fired power plants in north-western Ontario, which are currently served by this mine, and to serve industrial customers that we expect will convert to coal from natural gas.

         We have successfully developed new mines from our coal reserves and non-reserve coal, and we have undeveloped coal reserves and non-reserve coal in Western Canada. We believe we will be able to develop new mines or extend existing operations by utilizing these reserves and non-reserve coal. We will prudently develop new mines only after establishing customer commitments, securing appropriate financing and obtaining regulatory approvals.

         REDIRECT EXPORT TONNAGE TO DOMESTIC MARKETS

         We believe that, over the long term, domestic coal prices will be less volatile than those in the export coal market. We are redirecting a portion of our thermal coal production that we historically sold in international markets to domestic markets. We expect that any such domestic sales will generate higher margins on average over the long term than our export sales. Beginning in 2001, we began to redirect from export markets a portion of the thermal coal produced by our Obed Mountain mine to a power plant in Alberta under contract. We expect to renew this contract when it expires. Also, we recently resumed deliveries to Ontario Power Generation from our Coal Valley mine. We will redirect export tonnage or will expand our Coal Valley mine for these sales.

         PURSUE STRATEGIC ACQUISITIONS

         We intend to seek strategic coal investments to increase our existing production. We will focus on acquiring low-cost, low-sulfur coal reserves. We have experience at successfully integrating acquired coal mine operations and realizing synergy. The 1998 acquisition of Manalta increased our annual coal sales by approximately 25.0 million tonnes and resulted in significant cost efficiencies. The Manalta acquisition also diversified our customer base, adding new customers in the United States, South America and other parts of the world. We acquired two undeveloped coal properties, the Camrose-Ryley property in late 2000, and in early 2001, the Judy Creek property, both in north-central Alberta. We believe that these properties contain non-reserve coal that could be developed to supply coal to potential new mine-mouth power plants or existing nearby industrial operations seeking a long-term, low-cost fuel source.

                                MINING OPERATIONS

         We operate ten coal mines in western Canada, all of which are surface mines. We own nine of these mines, including two which we own as 50/50 joint ventures with affiliates of CONSOL Energy Inc., and operate a tenth mine under a mining contract with TransAlta. We produce both thermal coal, which is primarily used to generate electricity, and metallurgical coal, which is used in steel production. Our 2001 thermal coal sales were 34.0 million tonnes (or 93% of our total sales tonnage) and metallurgical coal sales were 2.7 million tonnes (or 7% of our total sales tonnage). Since 1997, our sales (including from the former Manalta operations we acquired in 1998) of thermal coal and metallurgical coal were as follows:

                                      1997           1998          1999           2000          2001
                                      ----           ----          ----           ----          ----
                                                        (thousands of tonnes)
Thermal coal...................      35,462         35,411        33,824         32,978        33,971
Metallurgical coal.............       5,541          4,742         5,153          4,405         2,690
                                    -------        -------       -------        -------       -------
Total Sales....................      41,003         40,153        38,977         37,383        36,661
                                    =======        =======       =======        =======       =======


         A summary of our ten coal mines is as follows:

                                            MINE
                                          COMMENCED    2001    PRODUCTION
MINE                                      OPERATION   SALES(1)  CAPACITY       MAJOR CUSTOMERS
----                                      ---------   -------- ----------      ---------------
                                                     (millions of tonnes)

Thermal Coal
     Boundary Dam......................     1973         6.0      6.5         Adjacent power plants
     Sheerness.........................     1985         3.7      4.0         Adjacent power plant
     Poplar River......................     1978         3.3      4.0         Adjacent power plant
     Paintearth........................     1981         3.2      3.5         Adjacent power plant
     Bienfait..........................     1905         2.1      2.8         Domestic utilities and industrial
                                                                              customers
     Coal Valley.......................     1978         1.6      1.6         International and domestic utilities
     Obed Mountain.....................     1984         1.6      1.5         International and domestic utilities and
                                                                              industrial customers
     Line Creek(2).....................     1981         0.3      0.3         International utilities
     Highvale..........................     1970        12.2     13.0         Contract mining for adjacent power plants
Metallurgical Coal
     Line Creek(2).....................     1981         1.2      1.6         International and domestic steel producers
     Luscar(3).........................     1970         1.5      1.4         International steel producers


-----------------

(1) Excludes 2001 sales of 61,000 tonnes of metallurgical coal from the Gregg River mine.

(2)      Data based on our 50% ownership.

(3)      Data based on our 50% ownership.

         We serve both domestic and export markets. In domestic markets, we primarily supply thermal coal to major Canadian electric utilities under contracts. Our Boundary Dam, Paintearth, Poplar River and Sheerness mines are mine-mouth operations, as each is located in close proximity to coal-fired power plants that are the respective mine's customers. These operations provide a substantial portion of our operating profits on a stable on-going basis. Domestic sales also include thermal coal to industrial customers and metallurgical coal to steel producers, and we operate the Highvale mine on a contract basis. Our export sales include metallurgical and thermal coal to customers outside of Canada with whom we have had long-term relationships. In 2001, our export sales were to customers in Japan (32% of total export sales), Korea (30%), the United States (13%), South America (12%), and other regions (13%). Since 1997, coal sales (including from the former Manalta operations) were as follows:

                                      1997           1998          1999           2000         2001
                                     ------         ------        ------         ------        ------
                                                        (thousands of tonnes)
Domestic Sales
     Mine mouth................      16,466         16,100        15,733         15,476        16,198
     Contract mine.............      13,102         12,672        12,382         12,491        12,175
     Other thermal.............       2,307          2,691         2,390          2,022         3,139
     Metallurgical.............          --            358           185            207           108
                                     ------         ------        ------         ------        ------
       Total domestic sales....      31,875         31,821        30,690         30,196        31,620
                                     ------         ------        ------         ------        ------
Export Sales
     Thermal...................       3,587          3,948         3,319          2,990         2,459
     Metallurgical.............       5,541          4,384         4,968          4,197         2,582
                                     ------         ------        ------         ------        ------
       Total export sales......       9,128          8,332         8,287          7,187         5,041
                                     ------         ------        ------         ------        ------
Total sales....................      41,003         40,153        38,977         37,383        36,661
                                     ======         ======        ======         ======        ======


                                  COAL RESERVES


         As at December 31, 2001, we had approximately 675.0 million tonnes of proven reserves and approximately 29.6 million tonnes of probable coal reserves. We believe that our reserves will last for more than 25 years based on 2001 production from our owned mines. All of our reserves are low-sulfur coal. The following table summarizes the surface mineable, recoverable and saleable coal reserves for each of our properties, including operating mines and projects, as at December 31, 2001:

                                                         RESERVES
                                                 ------------------------   RESERVE          SULFUR        HEAT VALUE
   COAL TYPE/PROPERTY                            PROVEN(1)    PROBABLE(2)    LIFE(3)      CONTENT(%)(4)    (BTU/LB)(5)
   ------------------                            ---------    -----------    -------      -------------    -----------
                                                   (MILLIONS OF TONNES)
Bituminous metallurgical
     Line Creek mine(6)..................           25.2            --         20               0.42         15,350
     Luscar mine(6)......................            1.0           0.7          1          0.22-0.26         15,380
     Cheviot mine project(6).............           18.2          12.8        N/A          0.33-0.49         15,540
Bituminous thermal
     Line Creek mine(6)..................            3.3            --         20               0.42         13,810
     Coal Valley mine....................           11.9            --          8               0.27         13,120
     Obed Mountain mine..................           39.3            --         28               0.46         12,910
     Telkwa mine project.................           30.6           3.1        N/A               0.93         14,175
Subbituminous thermal
     Paintearth mine.....................           64.1            --         20               0.40          8,900
     Sheerness mine......................           63.6           7.7         19               0.55          8,590
     Beaverhill mine project.............            8.1            --        N/A               0.38          9,045
Lignite thermal
     Poplar River mine...................          219.9           5.3         66               0.62          6,155
     Boundary Dam mine...................          109.7            --         17               0.55          7,125
     Bienfait mine.......................           80.1            --         40               0.42          7,705
                                                    ----         -----
Total Reserves...........................          675.0          29.6
                                                   =====          ====

-------------------
(1) Proven (Measured) Reserves means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well-established.

(2) Probable (Indicated) Reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites available for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than for proven (measured) reserves, is high enough to assume continuity between points of observation.

(3) Years based on proven plus probable reserves divided by 2001 production.

(4) Estimated sulfur by weight: contract specification for bituminous coals, field average estimates for other coals.

(5) Approximate average calorific value: moist, ash free basis, air dried for bituminous coals as received for other coals.

(6)      Our 50% share of reserves only.

         Coal reserves are broadly defined as coal that can be economically mined using current technology and are further classified as proven or probable according to the degree of certainty of existence. Reserve estimates set forth above were prepared internally by our engineers and geologists under the supervision of our operating Vice Presidents, Howard Ratti and Ron Kusters and our Chief Geologist, Gary Johnston. Estimates are based on geological data which we derive from our ongoing mining operations, our drilling program and other geological examination. We combine this information with our knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of waste soil, or overburden, which we can move that will still allow for economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through our processing plants and equipment and labor productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. We review and update our estimates annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

         The classification and presentation of our proven (measured) and probable (indicated) reserves conform to the requirements of the SEC contained in Industry Guide 7.

                                 OPERATING MINES

         Our operating mines are in three geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait and Highvale mines are on the prairies of Alberta and Saskatchewan in agricultural regions. The Line Creek and Luscar mines are in mountainous terrain in the Canadian Rockies. The Coal Valley and Obed Mountain mines are in the foothills of the Canadian Rockies. The mountain and foothill mines are in alpine to sub-alpine forest areas. In all cases, elevation and climate are such that each mine operates on a year-round basis. Surface rights to lands we mine are either owned, leased from the provincial governments or private owners or provided by utility customers as and when required for mining. All surface rights for current mining are in place.

         Each of our mining operations is served by road access and employees live in nearby communities, traveling to work on a daily basis. Operations requiring rail transport for coal (Line Creek, Luscar, Obed Mountain, Coal Valley, Bienfait and Poplar River mines) have rail infrastructure in place and operational. Services such as electricity, natural gas, sewage, process water and potable water are available, where required, on each site. We believe that each of our mines' facilities and equipment are in good physical condition.

         The following map shows the locations of and access to our mines:



         [MAP OF CANADA (TOGETHER WITH INSET SHOWING CANADA IN RELATIONSHIP TO THE UNITED STATES) DEPICTING MINE AND UNDEVELOPED COAL PROJECT AND NON-RESERVE COAL LOCATIONS, RAILROAD LINES, BULK-PRODUCTS SHIPPING TERMINALS AND MAJOR COAL SEAMS]

         BOUNDARY DAM MINE

         The Boundary Dam mine is located approximately five kilometers south of Estevan, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Boundary Dam and Shand power plants under long-term contracts which expire in 2009 and 2024. We commenced operations at this mine in 1973. This mine's annual production capacity is 6.5 million tonnes and 2001 sales were 6.0 million tonnes. This mine had 109.7 million tonnes of proven reserves at December 31, 2001. This mine uses five draglines to remove the overburden. The coal is then loaded into a fleet of coal haulers with a front end loader or an electric shovel for delivery directly to the adjacent power plants. We own all of the equipment and facilities at this mine with the exception of two haul trucks which are on an operating lease.

         The current Boundary Dam mine is the combination of four adjacent mines, two of which we acquired as part of the Manalta acquisition and which had been operating since 1957 and 1960. The lignite coal at the Boundary Dam mine is in four recognizable coal zones having a cumulative mineable coal thickness of up to approximately 5.2 meters. The mineable coal zones are not contiguous over the entire mine area.

         POPLAR RIVER MINE

         The Poplar River mine is located approximately 200 kilometers southwest of Regina, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Poplar River power plant under a long-term contract which expires in 2015. Operations at this mine commenced in 1978 and we acquired the operations in 1998 as part of the Manalta acquisition. This mine's annual production capacity is 4.0 million tonnes and 2001 sales were
3.3 million tonnes. This mine had 219.9 million tonnes of proven reserves and
5.3 million tonnes of probable reserves at December 31, 2001. This mine uses two draglines to remove the overburden, after which the coal is loaded into a fleet of coal haulers with a front end loader or two electric shovels. Coal is initially transported to an adjacent crushing station before being transported by rail approximately 20 kilometers to the power plant. We own all the equipment and facilities at this mine, including the rail line and related locomotives and railcars but excluding one of the draglines, which is leased by SaskPower and operated by us under license.

         The lignite coal at the Poplar River mine is in a seam having an average thickness of 4.0 meters.

         SHEERNESS MINE

         The Sheerness mine is located approximately 200 kilometers northeast of Calgary, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to the Sheerness power plant under two long-term contracts, both of which expire in 2026. The power plant is jointly owned by ATCO Electric and TransAlta. We commenced operations at this mine in 1995 and in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine which had been operating since 1985. This mine's annual production capacity is 4.0 million tonnes and 2001 sales were 3.7 million tonnes. This mine had 63.6 million tonnes of proven reserves and 7.7 million tonnes of probable reserves at December 31, 2001. This mine uses two draglines to remove the overburden, after which the coal is loaded into a fleet of coal haulers with a front end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines which are owned by our customers. We are responsible for dragline operation and maintenance.

         The subbituminous coal at the Sheerness mine is in three seams having a thickness varying between 0.5 and 1.9 meters.

         PAINTEARTH MINE

         The Paintearth mine is located approximately 200 kilometers southeast of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to ATCO Electric's Battle River power plant under long-term contracts which expire in 2012. We commenced operations at this mine in 1981 and, in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine which had been operating since 1956. This mine's annual production capacity is 3.5 million tonnes and 2001 sales were
3.2 million tonnes. This mine had 64.1 million tonnes of proven reserves at December 31, 2001. This mine uses two draglines to remove the overburden, after which the coal is loaded into a fleet of coal haulers with a front end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines which are owned by our customer. We are responsible for dragline operation and maintenance. ATCO Electric pays us a specified royalty based on tonnage mined from some of our coal lease areas within the coal permit area, which amounted to $1.3 million in 2001.

         The Paintearth mine has two major coal zones throughout most of the mining area. The zones vary in thickness from 2.0 to 4.0 meters and are commonly split into four major beds or seams.

         BIENFAIT MINE

         The Bienfait mine is located approximately 15 kilometers east of Estevan, Saskatchewan and is a prairie operation. This mine supplies lignite thermal coal to Ontario Power Generation's Atikokan and Thunder Bay power plants under contracts which expire in 2002, as well as to several smaller domestic customers. Operations at this mine commenced in 1905 and we acquired the mine in 1966 through our acquisition of Manitoba & Saskatchewan Coal Company (Limited). This mine's annual production capacity is 2.8 million tonnes and 2001 sales were
2.1 million tonnes. This mine had 80.1 million tonnes of proven reserves at December 31, 2001. This mine uses a dragline to remove the overburden, after which the coal is loaded into a fleet of coal haulers with a front end loader. Coal is initially transported to our adjacent processing plant, which crushes and sizes the coal before it is transported to customers by rail. We own all the equipment and facilities at this mine.

         The majority of the lignite coal at the Bienfait mine is part of a zone which averages 4.0 meters in thickness.

         We also own a char plant at the Bienfait mine. Char is a product that is used in the manufacture of charcoal briquettes. Our char plant uses a carbonization process which nearly doubles the heat content of the original lignite coal and lowers its moisture and volatile matter content. We supply char under two long-term contracts with an aggregate annual tonnage of 82,000 tonnes which expire in 2003 and 2010. The char plant's capacity is 102,000 tonnes and 2001 sales were 98,613 tonnes.

         HIGHVALE MINE

         The Highvale mine is located approximately 80 kilometers west of Edmonton, Alberta. Highvale is a prairie mine-mouth operation at which we act as the contract miner. This mine supplies subbituminous thermal coal to TransAlta's Sundance and Keephills power plants. This mine's annual production capacity is
13.0 million tonnes and 2001 sales were 12.2 million tonnes. This mine's reserves are controlled and managed by TransAlta. This mine uses four draglines to remove the overburden, after which the coal is loaded into a fleet of coal haulers with electric shovels or front end loaders for delivery directly to the adjacent power plants. TransAlta owns this mine and substantially all of the related equipment and facilities.

         Manalta began contract mining coal at the Highvale mine in 1970 and we acquired the contract in 1998 as part of the Manalta acquisition. TransAlta pays for the coal based on our operating and capital costs plus a management fee. We currently operate this mine under a two-year contract which expires December 31, 2002 or earlier subject to a 90-day termination notice provision. TransAlta is seeking bids for the mining contracts at Highvale and certain other mines that Highvale owns. If TransAlta does not renew or terminates the contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse us for costs associated with terminating our operations.

         LINE CREEK MINE

         The Line Creek mine is located approximately 25 kilometers north of Sparwood, British Columbia and is a mountain mine. On December 31, 2000, we sold a 50% interest in this mine to an affiliate of CONSOL Energy Inc. for $56.7 million and a retained royalty on coal mined in the future in excess of 46.0 million tonnes. This mine is operated as a 50/50 joint venture. Line Creek supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. Operations at this mine commenced in 1981, and we acquired the operations in 1998 as part of the Manalta acquisition. Our share of this mine's annual production capacity, after the expansion discussed below, is 1.6 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal. Our share of 2001 sales was 1.2 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal. Our share of this mine's proven reserves was 28.5 million tonnes at December 31, 2001. This mine uses six electric shovels to remove the overburden and to load it into waste haul trucks following which front end loaders load the coal into coal haulers. Raw coal is transferred to an 11 kilometer coal conveyor for transportation to our nearby processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is loaded into trains for transport directly to customers or to port facilities for further transportation by ship. We own a 50% interest in all the equipment and facilities at this mine.

         The bituminous metallurgical and thermal coal at Line Creek is mined from nine seams lying in a syncline. The seams average two to 13 meters in thickness, with the thickest seam reaching 15 meters in several places.

         We have recently expanded the annual production capacity of this mine by 1.0 million tonnes (our share is 0.5 million tonnes). This expansion will partially offset the anticipated closure of the Luscar mine (see below), which is scheduled for late 2002. We expect that the additional coal will be sold to existing customers of this mine and the Luscar mine.

         LUSCAR MINE

         The Luscar mine is located approximately 42 kilometers south of Hinton, Alberta and is a mountain operation. This mine supplies metallurgical coal to a variety of international steel producers. This mine is a 50/50 joint venture with an affiliate of CONSOL Energy Inc. We commenced operations at this mine in 1970. Our share of this mine's annual production capacity is 1.4 million tonnes and our share of 2001 sales was 1.5 million tonnes. Our share of this mine's proven and probable reserves was 1.7 million tonnes at December 31, 2001. This mine uses six electric shovels to remove the overburden and to load it into waste haul trucks, following which front end loaders load the coal into coal haulers. Raw coal is hauled to our adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. We own a 50% interest in all the equipment and facilities at this mine.

         The bituminous metallurgical coal at Luscar is mined from a seam which has an average thickness of 10 to 12 meters, although in some areas folding and faulting has produced sections of coal up to 40 meters thick.

         We are currently planning to close this mine in late 2003 due to the exhaustion of reserves. We have accrued the associated mine closure costs.

         COAL VALLEY MINE

         The Coal Valley mine is located approximately 100 kilometers south of Edson, Alberta, in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities. We commenced operations at this mine in 1978. Currently, this mine's annual production capacity is 1.6 million tonnes and 2001 sales were
1.6 million tonnes. This mine had 11.9 million tonnes of proven reserves at December 31, 2001. We currently operate a dragline to remove the overburden and front end loaders to load the coal into a fleet of coal haulers. Raw coal is hauled to our adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. We own all the equipment and facilities at this mine.

         The bituminous thermal coal at Coal Valley is mined from three distinct coal seams, which are found within a 270 meter stratigraphic interval. One of the seams is characterized by fine clay and sandstone partings within the seam, and varies in thickness from 7.9 to 10.7 meters. The other seams range in thickness from 2.4 to 6.7 meters.

         In November 1999, we discontinued truck shovel operations at the mine in response to weak market conditions. Given the strong recovery in coal prices during 2001, we purchased additional trucks and reactivated an electric shovel to increase this mine's production capacity from 1.1 million tonnes per year to
1.6 million tonnes per year. We pay to a third party an ongoing royalty payment based on a portion of the production from the mine that amounted to approximately 1.9% of this mine's revenue in 2001.

         OBED MOUNTAIN MINE

         The Obed Mountain mine is located approximately 30 kilometers east of Hinton, Alberta in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities and industrial customers. This mine commenced operations in 1984 and we acquired it in 1989. This mine's annual production capacity is 1.5 million tonnes and 2001 sales were 1.6 million tonnes. This mine had 39.3 million tonnes of proven reserves at December 31, 2001. We currently operate a dragline and three electric shovels to remove the overburden, with the electric shovels loading the coal into a fleet of coal haulers. Raw coal is hauled to our adjacent processing plant, where it is crushed, cleaned and dried. From the processing plant, the coal is conveyed to a storage and rail load-out facility by an 11 kilometer long overland conveyer for further transportation by rail directly to customers or to port facilities. We own all the equipment and facilities at this mine.

         The bituminous thermal coal at Obed Mountain is glacial hill-top remnants of what was at one time an extensive, flat-lying multi-seam coal field. There are six recognizable seams in this formation, two which we mine and a third which we will mine in the future. The seams range in thickness from 1.6 to
2.8 meters.

         In December 2000, we concluded a contract with ATCO Electric to supply coal from this mine to the H.R. Milner power plant in Alberta. The contract is for a maximum of 723,000 tonnes of coal in 2001 and 542,000 tonnes in 2002. The agreement expires September 30, 2002, with ATCO Electric having the option to extend the contract for an additional year.

                              COAL SUPPLY CONTRACTS

         LONG-TERM MINE-MOUTH CONTRACTS

         In general, the provisions of our coal-supply contracts are based on extensive negotiations with our customers. Consequently, the provisions of these contracts vary significantly, including their price and price adjustment features, coal-quality requirements, volumes, options to extend and force majeure, termination and assignment provisions.

         These are our long-term mine-mouth contracts as of December 31, 2001. Because of our acquisition of Manalta, we service some of our customers and their power plants under two contracts.


                                                    CUSTOMER
                                                  RELATIONSHIP                       CURRENT ANNUAL CONTRACT
          MINE                  CUSTOMER          INITIATED IN     REMAINING TERM     TONNAGE (IN THOUSANDS)
------------------------- --------------------- ----------------- ----------------- --------------------------
                                                                                        MIN           MAX
                                                                                    ------------- ------------
       Paintearth            ATCO Electric            1956        2001  -   2006       1,450         1,812
                                                                  2007  -   2012         698           863
                                                                  ----------------- ------------- ------------
                                                                  2001   -  2007       1,104         1,400
                                                                  2008   -  2009       1,104         1,300
                                                                  2010   -  2012       1,104         1,250
------------------------- --------------------- ----------------- ----------------- ------------- ------------
       Sheerness           ATCO Electric and          1956        2001   -  2026         900         2,000
                               TransAlta
                                                                  ----------------- ------------- ------------
                                                                  2001   -  2026         50%         1,850
                                                                                      of plant
                                                                                        burn
------------------------- --------------------- ----------------- ----------------- ------------- ------------
      Boundary Dam             SaskPower              1969        2001   -  2012       2,100         4,200
                                                                  2013   -  2024       1,900         3,800
                                                                  ----------------- --------------------------
                                                                  2001   -  2009       1,700         2,000(1)
------------------------- --------------------- ----------------- ----------------- --------------------------
      Poplar River             SaskPower              1969        2001   -  2015       2,000         4,000
------------------------- --------------------- ----------------- ----------------- --------------------------


         (1) This contract was signed January 30, 2002, replacing a previous contract between the parties expiring 2009.

         The base pricing in each of these contracts was negotiated between the parties at the time the contract was made and is adjusted annually based on cost indices, which relate to our mine-site costs, including labor, fuel, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts which the utilities are required to pay for or purchase, as well as, in some cases, fixed monthly revenues that are unrelated to tonnage delivered. These contracts also provide for pass-throughs of specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility served.

         Five of seven of our long-term coal supply contracts will not be subject to price review provisions during their current terms. The two contracts that will be subject to price review provisions will permit either party to request a price review every five years. The next possible price review period will occur in 2014 for one of those contracts and in 2005 for the other contract.

         Our long-term coal-supply contracts contain termination provisions, including for the following events: if we become bankrupt, insolvent, are wound up or forced into receivership; if we fail to deliver a minimum amount of coal; if we or our customers are unable to obtain necessary permits or governmental approval; if we fail to cure our default under the contract or an ancillary agreement; if the coal reserves from which we supply that customer are depleted; if we fail to satisfy a judgment against us or if that judgment otherwise jeopardizes our operations; or if we assign the contract without consent. In addition, all of our coal supply agreements contain force majeure provisions allowing temporary suspension or termination of performance by us or the customer during the duration of specified events beyond the control of the affected party, including work stoppages, rail disruptions, natural disasters, excessive damage or required modifications to the power station being served, and equipment breakdowns.

         Our mine-mouth customers depend on the stable supply of coal which we provide to them. In order to ensure the continuous operation of our customers' power plants, our mine-mouth contracts for three mines contain a provision that entitles the relevant customer to purchase our related mine assets should we default on such contract and fail to remedy the default. In addition, two of the contracts provide that if the relevant customer defaults and fails to remedy the default, we can require that the customer purchase the related mine assets. The specific terms vary among these mine-mouth contracts, but generally grant our customers a right to purchase, and, in some cases, grant us a right to require our customers to purchase, the specified mine assets for book value, fair market value or some combination of the two.

         One contract may be terminated by either party with written notice given during July of the year following the date a price review may be invoked (the next price review would be in 2005). At that time, if either of us chooses to terminate, the contract would end on July 1 of the following year and the customer would be obligated to purchase the related mine operation for an amount based upon a formula that takes into consideration book value, the amount initially paid for the mine and fair market value.

         EXPORT SALES CONTRACTS

         Export sales are made pursuant to contracts or, in limited cases, in the spot markets. The majority of our contracts range from one to five years in duration and have specified volumes, but permit the customer to increase or decrease the volume in any year by a specified percentage. Contract pricing is negotiated annually with reference to current market conditions, except for sales to United States customers for which negotiated prices are typically specified for a number of years.

                               COAL TRANSPORTATION

         At our Paintearth, Boundary Dam, Sheerness and Highvale mines, trucks transport coal directly from the mine to the adjacent power plants. A short haul railroad that we own transports coal from our Poplar River mine to the near-by power plant. Other than at these mine-mouth operations, we generally sell coal to domestic customers free on board rail at the mine, and the customer typically bears the transportation costs. We sell metallurgical coal from our Line Creek and Luscar mines to U.S. or eastern Canadian steelmakers either at the customer's plant site or, in some cases, free on board at Thunder Bay Terminals. We bear the freight costs to the port and the customer bears any additional freight costs to move the coal to its facility. We usually sell export coal free on board vessel at the loading port. We are responsible for rail shipping and loading charges and the customer pays the ocean freight. The majority of our third-party rail transportation is provided under contract. We currently have three contracts with Canadian National Railway, one of which expires on the closure of the Luscar mine and the other two in 2002 and 2003. We also have three contracts with Canadian Pacific Railway (one extending through March 31, 2004 and two extending through December 31, 2002).

         Our coal transported by ship is loaded by bulk-products terminals on the west coast of Canada and on Lake Superior, primarily pursuant to long-term contracts. We own a 23.2% interest in Neptune Bulk Terminals (Canada) Ltd., Port of Vancouver, British Columbia, with which we have a long-term renewable coal handling agreement that permits us to process coal through the terminal at cost. This ownership interest provides us with a competitive advantage for a portion of our west coast export coal shipments. During 2002, we expect to increase this portion as Line Creek Mine's contract with Westshore Terminals expired on March 31, 2002. Our contract with Westshore for the transportation of coal from our Coal Valley and Obed Mountain mines expires on March 31, 2007. We have made arrangements to ship a significantly reduced amount of Line Creek coal through Westshore Terminals until March 31, 2007. For eastbound metallurgical shipments, we have a contract with Thunder Bay Terminals Ltd. which is renewed annually.

                              DEVELOPMENT PROJECTS

         We have three undeveloped coal projects in Western Canada, which are available for surface mine development to the extent market conditions are conducive. We have made no commitment to develop any of these properties at this time.

         CHEVIOT MINE PROJECT

         The Cheviot mine project, which is a 50/50 joint venture between us and an affiliate of CONSOL Energy Inc., is located approximately 20 kilometers southeast of our Luscar mine and at the former site of the inactive Mountain Park mine. We operated the Mountain Park mine from 1911 to 1950. Our 50% share of this project includes 18.2 million tonnes of proven bituminous metallurgical coal reserves and 12.8 million tonnes of probable bituminous metallurgical coal reserves. In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 1.6 million tonnes per year, our 50% share. In April 2001, the Government of Canada announced its acceptance of the recommendation by the environmental review panel in favor of the development of Cheviot, which allows the federal government to release the regulatory authorizations required for the project to proceed.

         TELKWA MINE PROJECT

         The Telkwa mine project is located in west-central British Columbia. This project has 30.6 million tonnes of proven and 3.1 million tonnes of probable bituminous thermal coal reserves. Coal has been mined in this area intermittently since 1906. This project is located eight kilometers from a main Canadian National Railway line, which could be utilized to transport coal to the Ridley Island Terminals at Prince Rupert on the West coast of Canada. Licenses and environmental approvals will be sought when market conditions are conducive to development.

         BEAVERHILL MINE PROJECT

         The Beaverhill mine project, which is located approximately 62 kilometers southeast of Edmonton, Alberta, received a mine permit in 1987. This project has 8.1 million tonnes of proven subbituminous thermal coal reserves. Licenses and environmental approvals will be sought when market conditions are conducive to development.

                                 OTHER PROJECTS

         We also have non-reserve coal which we hope to develop into reserves at Judy Creek and at Camrose-Ryley, both of which are located in north-central Alberta.

                                   COMPETITION

         The cost to transport coal from the mine to the customer can be large relative to the value of the coal itself. Consequently, many coal markets are regional markets. Typically, only higher heating value coal and metallurgical coal justify the costs of transport to distant markets. We supply several regional markets in Canada with limited competition from other coal producers, and we supply export markets in competition with other international producers. In addition, electricity can be generated by natural gas, oil, nuclear, water and other means. Suppliers of fuel for these methods of generation are indirect competitors of ours.

         DOMESTIC MARKETS

         Our core market is supplying the major electric utilities in Alberta and Saskatchewan. There are ten coal-fired power plants operating in Alberta and Saskatchewan, and we supply substantially all of the coal for eight of these plants, five under long-term contracts with terms of up to 25 years. Our short-term contract, which expires in December 2002, to mine at TransAlta's Highvale mine supplies two of these power plants. We supply the eighth power plant, H.R. Milner, under a contract which expires in September 2002. There are only two other coal-fired power plants operating in these provinces, which are supplied by Fording Coal Ltd. Plant capacity and the availability of electricity generated by other fuel types, primarily natural gas, can impact the amount of electricity generated by each of these power plants.

         North-western Ontario has two coal-fired power plants that we supply via rail from our Bienfait mine in southern Saskatchewan. These power plants also have access to coal from the Powder River Basin in the United States. We have been the primary coal supplier to these power plants since the early 1980s on the basis of competitive pricing. North-western Ontario also has access to hydro power that at times limits the demand for coal-fired electricity generation from these power plants.

         Our Coal Valley mine in Alberta has shipped thermal coal to the southern Ontario market, which is also served by United States coal producers on the basis of competitive pricing. Ontario also generates substantial amounts of electricity by hydro, nuclear, natural gas and other means. Our deliveries to this region began in 1978, but during 2000 we were unable to compete in this market due to increased transportation costs. We resumed deliveries in 2001, in part due to increased prices for coal from United States sources, the low-sulfur content of Coal Valley coal and a favorable exchange rate for the Canadian dollar.

         Historically, many industrial customers in Alberta and Saskatchewan have used natural gas. In many instances coal can supply the same energy input in an economical and reliable manner. With the recent volatility in natural gas prices, we believe some industrial consumers of natural gas in these provinces will turn to coal as an alternative energy source.

         EXPORT MARKETS

         Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Markets are increasingly being dominated by large international mining companies that can supply multiple types of coal from several countries. Major international coal producers include BHP Billiton/Mitsubishi, China National Coal, Anglo-American, Rio Tinto, Glencore International AG and MIM Holdings. We have exported metallurgical coal since 1970 and thermal coal since 1978. We, and Canada in general, are relatively small players in the international markets, but we provide diversity of supply and reliable coal quality to these markets.

         We supply metallurgical coal to steel makers in the Great Lakes area of the United States and Canada, which have been traditionally supplied by United States coal producers. Despite the long distance that we must transport coal to these markets, we have been able to offer competitively priced coal, in part due to specific metallurgical characteristics of our coal that are required by steel makers, the low exchange value of the Canadian dollar and the depletion of comparable United States coal supplies.

                               LAW AND REGULATION

         LAND AND MINERAL RIGHTS

         Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. We gain access to our coal reserves through (1) coal leases from provincial governments, which we refer to as Crown coal leases, (2) our freehold ownership of coal, (3) subleases from third parties who hold Crown coal leases or freehold rights, and (4) our mine-month contracts with customers who hold the rights. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, our coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

         ALBERTA

         Alberta Crown coal leases are granted, under the Mines & Minerals Act (Alberta), for a term of 15 years and are renewable, subject to the regulations in force at the time of renewal, to any terms and conditions prescribed by order of the Minister of Energy and with consideration being given to remaining coal reserves. Annual lease rental rates are $3.50 per hectare and there are no other expenditures required to maintain the leases. New Crown coal leases on lands in Category 4 of "A Coal Development Policy for Alberta, 1976" are made available to the public through a competitive bidding process. The bulk of our Alberta coal leases was acquired prior to the initiation of the bidding process.

         Subbituminous coal under Crown coal lease which is used in power generation in Alberta is subject to a flat royalty rate which is currently $0.55 per tonne. For bituminous coal, royalties are levied based on the mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of 1% of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and the cumulative return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which royalty is equivalent to 13% of the net revenue earned from Crown leases for a calendar year. Coal sold from leased, third party freehold may also be subject to private royalties pursuant to agreements under which the rights have been acquired. No provincial royalties are payable on freehold coal.

         SASKATCHEWAN

         Saskatchewan Crown coal leases are granted under the Crown Minerals Act, Coal Mining Disposition Regulations, 1988, for a term of 15 years and are renewable under effectively the same terms as Alberta Crown leases. Annual lease rental rates are $5.50 per hectare and there are no other expenditures required to maintain the leases. Prior to obtaining a Crown coal lease in Saskatchewan, the applicant must first obtain a coal prospecting permit for coal exploration. The costs associated with a coal prospecting permit are a $100.00 application fee and $1.00 per hectare for the first year and $1.00 per hectare for each of two, six-month extensions allowed under the regulations. Upon expiry of the coal prospecting permit, the permittee must either apply for a Crown coal lease or cancel the permit. There is no competitive bidding process for Saskatchewan Crown coal rights.

         In Saskatchewan, the sale of coal from Crown leases is subject to payment of a Crown royalty in the amount of 15% of the average value of coal related to the lease, payable quarterly. In addition, there are two taxes levied against freehold coal rights. One is a freehold mineral tax of $3.71 per hectare, payable yearly. The other is the freehold royalty which amounts to approximately one-half of the Crown royalty rate. At the Bienfait mine, a rebate of up to 87.5% of Crown and freehold royalties is available when selling prices fall below a specified level. In 2001, the Bienfait mine was eligible for the maximum rebate.

         BRITISH COLUMBIA

         British Columbia Crown coal licenses and Crown coal leases are granted under the Coal Act (British Columbia). Crown coal licenses are granted for an indefinite term and the rental rates start at $7.00 per hectare, escalating to $10.00 per hectare after the first five years and continue to escalate by $5.00 per hectare every five years. There is presently no cap on the rental rates. Prior to obtaining a Crown coal lease, the licensee must first obtain a project approval certificate issued under the Environmental Assessment Act (British Columbia). Once a project approval certificate has been obtained, an application may be made for a coal lease. Crown coal leases have a term of 30 years but may be renewed for a subsequent period of 15 years. Annual rentals are currently $10.00 per hectare. There is no competitive bidding process for British Columbia Crown coal rights.

         In British Columbia, both Crown and freehold coal sales are subject to the payment of a two level mineral tax. The first level is 2% on revenue less operating costs (not including interest) with the next level being 13% on cumulative revenue minus operating costs, capital costs and the amount payable under the first level. Under the Mineral Land Tax Act (British Columbia), every owner of mineral land must pay to the Crown a yearly tax based on the number of hectares owned. This mineral land tax escalates on a graduated scale from $1.25 per hectare (20,235 hectares or less) to $4.94 per hectare (more than 404,686 hectares). The $1.25 per hectare charge applies to Luscar's freehold mineral interests held in British Columbia.

         MINE PERMITTING

         In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an environmental impact assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. Luscar must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulators will either approve the project, request modifications to the project and approve it as modified or reject the project. Once approved the required permits are issued.

         If both the federal and provincial governments are involved the application is subject to joint review. For a greenfields project the permitting process can take 3-5 years whereas for a mine extension 2 years is usually required as the EIA is not as detailed.

         We have the permits necessary to develop two of the three non producing properties included in our proven and probable reserves. The third non producing property, the Telkwa property, has not yet been permitted. We have completed the EIA related to the project but have decided not to submit the detailed application until we have identified a niche market for the coal. We are not aware of any matters that would hinder our ability to secure the permits for this property.

         ENVIRONMENTAL, HEALTH AND SAFETY

         The coal mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including:

         o        employee health and safety;

         o        air quality;

         o        water quality and availability;

         o the protection and enhancement of the environment (including the protection of plants and wildlife);

         o        land-use zoning;

         o        development approvals;

         o the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

         o the reclamation and restoration of mining properties after mining is completed.

         Our mining operations are regulated primarily by provincial legislation, although we must also comply with applicable federal legislation and local by-laws. A breach of environmental legislation may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on our operations.

         Each of the provinces in which we operate has stringent environmental legislation and requirements. These laws require approval of many aspects of our coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of land use and other permits, licenses and similar approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be abandoned and reclaimed to the satisfaction of provincial authorities. We do not anticipate significant approval, issuance or renewal problems for our required licenses and permits, but we cannot assure you that our licenses or permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approval will not adversely effect operations.

         PROVINCIAL ENVIRONMENTAL LEGISLATION

         Our mining operations span three provinces: British Columbia, Alberta and Saskatchewan. In general, all three provinces have similar environmental legislation. All three provinces have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Provincial jurisdiction extends from the opening of a mine to its operations and closure. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

         In Alberta, the Environmental Protection and Enhancement Act (the "EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licenses for up to ten years are issued under the EPEA for virtually all aspects of mining operations. The Coal Conservation Act, which is administered by the Energy

Resources Conservation Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the Water Act.

         The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. We satisfy this obligation for security through letters of credit provided by Canadian banks.

         In Saskatchewan, environmental matters relating to mining operations are governed primarily by the Environmental Management and Protection Act (the "EMPA") and the Mineral Industry Environmental Protection Regulation made thereunder. Under the EMPA and its regulations, permits and approvals are required for any facility or operation which discharges a pollutant into the environment. Approvals, typically issued for a one-year term, are routinely renewed each year although there is no guarantee that this will not change. A development in Saskatchewan may be subject to review under Saskatchewan's Environmental Assessment Act. The Clean Air Act regulates air quality, including emissions into the atmosphere, while the Water Corporation Act regulates the use of water. The EMPA also regulates the decommissioning, abandonment and reclamation of a mine or operation. The Saskatchewan government has recently legislated a reclamation bonding system similar to the system in Alberta which it is in the process of implementing and with which we will be required to comply.

         In British Columbia the primary legislation for the protection of the environment is the Waste Management Act, including regulations made thereunder. A project may be subject to review under British Columbia's Environmental Assessment Act. Operating approvals are issued under a number of Acts, including the Mines Act, the Waste Management Act, the Water Act, the Coal Act, the Land Act and the Forest Act. Approvals are typically issued for the life of a specific mine, pit or mining block, and include requirements to submit updated reclamation information. The British Columbia government has a reclamation bonding system similar to that of Alberta and with which we comply through posting letters of credit provided by Canadian banks.

         FEDERAL ENVIRONMENTAL LEGISLATION

         Coal mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the federal Fisheries Act for the construction of a project that may result in the harmful alteration of fish habitat or the Navigable Waters Protection Act if the water course is navigable by watercraft.

         Other federal legislation that we must comply with includes the federal Canadian Environmental Protection Act, 1999, which generally regulates the use, importing, storage and interprovincial or international transport of certain restricted and prohibited substances. The federal Fisheries Act prohibits the alteration or destruction of fish habitat, and prohibits the deposit of any substance that may be harmful into water that may be inhabited by fish.

         The federal Canadian Environmental Assessment Act ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include federally financed projects, projects requiring the disposition of federal lands and projects requiring prescribed federal regulatory actions, such as federal approvals. The CEAA may apply to some of our proposed projects, which, for example, may impact fish habitat or navigable waters.

         Although approvals under the federal Migratory Birds Convention Act are not required, penalties under this statute can be imposed if activities result in harm to migratory birds. New federal legislation relating to the protection of endangered species is pending which could impact on our ability to develop new mines, to mine in certain areas or could require added expenses to preserve or enhance habitat for endangered species.

         MUNICIPAL BY-LAWS

         We are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and nuisance situations, such as weed control.

         AIR QUALITY AND CLIMATE CHANGE

         The burning of coal results in the production of various combustion products including sulfur, nitrogen and carbon compounds. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide which is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by Canada in 2002. Our existing customers produce a significant amount of electricity for regions they serve, and we expect they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants that we supply are made subject to any potential requirement to reduce carbon dioxide emissions, then our customers may seek to reduce the amount of coal they consume, introduce new technology that would allow them to reduce their carbon dioxide emissions, engage in programs that would allow them to continue to use coal by paying for the right to do so or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal, and any restrictions on the burning of coal, will negatively impact our ability to extend existing contracts or to grow through new coal sales.

         ENVIRONMENTAL MANAGEMENT AND COMPLIANCE

         We are committed to meeting our responsibilities to protect the environment wherever we operate and we anticipate making increased capital and other expenditures as a result of the increasingly stringent environmental protection legislation.

         We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

         We believe that we are in material compliance with all applicable environmental legislation. We endeavor to conduct mining operations in compliance with all applicable federal, provincial and local laws, including approvals obtained under those laws. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, and we have incurred no violations which have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

         We believe that all approvals currently required to conduct our current mining operations have been obtained. We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing coal mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

         Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in our equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

         HEALTH AND SAFETY

         Like environmental matters, the provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards, or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. We carry out extensive health and safety training programs in an attempt to provide a safe work place for our employees. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations.

         ABORIGINAL RIGHTS

         Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

         In British Columbia, few treaties exist with aboriginal peoples. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people. Under the British Columbia Treaty Commission, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they historically lived and carried out traditional activities.

         It is not possible to predict with certainty the impact which aboriginal rights claims or future treaties that deal with these rights may have on resource development or our ability to develop new or further develop existing properties in British Columbia.

         In Alberta and Saskatchewan there are many treaties in place, and aboriginal rights and claims therefore have less impact on resource development since they are handled under the terms of those treaties.

         ELECTRIC UTILITY INDUSTRY

         In addition, the electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. New legislation or regulations could be adopted that may have a significant impact on coal mining operations or the ability of coal customers to use coal. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of new coal mines or the operation of existing coal mines, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, we must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

         TAX REGULATION

         For the purpose of income tax treatment at the federal and provincial levels, our income is largely treated as resource income, and as such has benefited from effective tax rates which are lower than statutory tax rates. The corporate structure of our parents and our subsidiaries is such that our main operating subsidiary is tax efficient with respect to income taxes. We have based our income tax provisions upon current income tax legislation. At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently incurred.

                                LEGAL PROCEEDINGS

         From time to time, we are involved in legal proceedings arising in the ordinary course of our business. Currently, there are no legal proceedings in which we are involved that are outside the ordinary course of business or that we would anticipate would result in a material adverse impact to us, our financial condition or our results of operations.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Management's discussion and analysis should be read in conjunction with the section entitled "Risk Factors" and the audited financial statements and related notes that are included elsewhere in this annual report. References in this annual report to "LCL", "we", "our" and "us" refer to Luscar Coal Ltd. References to "LEP" refer to Luscar Energy Partnership, to "LCIF" refer to Luscar Coal Income Fund, and to "LL" refer to Luscar Ltd.

                                    OVERVIEW

         We believe we are the largest coal producer in Canada, producing approximately half of all Canadian coal production, and we are one of the largest coal producers in North America. As at December 31, 2001, we had approximately 705 million tonnes of proven and probable coal reserves in western Canada, which we believe will last for more than 25 years based on 2001 production from our owned mines.

         We serve both domestic and export markets. During 2001, domestic sales accounted for 58% of our revenue and export sales accounted for the remaining 42%. In terms of tonnes sold, 86% of our sales are made to domestic customers. In the domestic market, our core business is to supply thermal coal to major Canadian electric utilities under long-term contracts. Our domestic revenue also includes sales of thermal coal to industrial customers, metallurgical coal sales to a steel producer and contract mining at the Highvale mine. Substantially all of our domestic coal sales are to nearby customers or are made on a free on board mine basis, and as a result, selling prices do not include the recovery of substantial transportation costs, as is the case with our export coal sales. As a result, domestic coal sales represent a higher percentage of sales volumes than of sales revenues.

         We refer to our Boundary Dam, Paintearth, Poplar River and Sheerness mines as mine-mouth operations because each is situated close to the coal-fired power plant that it supplies. The mine-mouth operations deliver coal pursuant to long-term coal supply contracts that expire between 2009 and 2026. Pricing under mine-mouth contracts is adjusted annually based on cost indices that relate to our mine-site costs including labor, fuel, maintenance and other factors. These contracts provide for the pass through to the customer of royalties on coal production and property taxes. At three out of the four mine-mouth operations, the customer is responsible for providing us with the electricity to run the draglines and operate the mines. At the remaining operation, we are responsible for the cost of electricity that is reflected in our costs and our contract contains a price component related thereto, which is included in our revenue. Where the customer provides the electricity, this cost is borne directly by the customer and is not accounted for in our financial statements. We cannot reasonably estimate the cost of electricity incurred directly by our customers in these situations. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts which the utilities are required to purchase as well as, in some cases, fixed monthly revenues that are unrelated to tonnes delivered and are to cover costs that we would incur whether or not we made coal deliveries. The power plants supplied by these mines provide a significant portion of electricity in Alberta and Saskatchewan. These factors result in stable domestic revenue despite any delivery variations that might occur.

         To improve management accountability and efficiency, we operate and manage each mine as a separate business unit. Each operating mine is under the direction of a general manager. Each mine submits an annual budget and a long-term plan that is updated annually. We have adopted a practice of requiring each mine to generate sufficient operating cash flow to fund its ongoing capital needs. To control and manage this expectation, we utilize a concept of "operating margin" that consists of the profit generated by the mine before deducting selling general and administrative costs and depreciation and amortization expenses. Our use of the term "operating margin" reflects the cash flow from the mines before changes in working capital, which tend to be caused by temporary changes in inventory and accounts receivable. We use "operating margin" to represent cash generated from operating activities that is available to meet capital needs and to service our long-term debt. In the discussion that follows, our reference to "operating margin" is based on our normal management practice.

         Our contract to mine coal at the Highvale mine expires at the end of 2002. TransAlta, the owner of the mine, is seeking bids during 2002 for the mining contracts at Highvale and certain other mines that TransAlta owns. If we are not successful in bidding for the renewal of the Highvale contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse us for costs associated with terminating our operations. We believe that termination of this contract would not have a material impact on our results of operations or financial condition.

         Our export revenue is derived from metallurgical and thermal coal sold to customers outside of Canada. During 2001, 32% of our export sales were made to Japan, 30% to Korea, 12% to South America, 13% to the United States and 13% to Europe and other regions. We have long-term relationships with most of our export customers and our export sales are under contracts of one to five years in duration, with prices being negotiated annually. World steel production is the principal factor influencing demand for metallurgical coal exports. Coal-fired electricity generation, primarily in the Pacific Rim, is the principal factor influencing demand for our thermal coal exports. Both steel production and coal-fired electricity generation depend on global economic conditions. During 1998, export coal prices and demand volumes decreased significantly as a result of an economic recession in Asia, which contributed to a decrease of 2.7% in world steel production and delayed construction of major power generation projects in the Pacific Rim and an increased supply to export markets. The resurgence of the Asian economies in 2000, combined with rising energy prices and steel production, led to an increase in demand and higher prices for export coals in 2001. At this time, no significant price settlements have been reported for the contract year that starts April 1, 2002.

         Cost of sales includes the costs related to mining and processing the coal, transportation, royalties and production taxes as well as land reclamation. The costs of mining vary from mine to mine based on the method of mining, which in turn is based on the mine's geology and topography. Our mining costs are lower at our prairie mines where geologic and topographic conditions are more favorable than at our mountain mines. As our mining operations progress further into our reserves, the ratio of overburden to coal tends to increase and our extraction costs increase. Although we believe our reserves are economically recoverable with our existing equipment, it is possible to offset the impact of higher mining ratios through investment in larger equipment, improvements in pit designs and other innovations.

         We incur processing costs at our mountain mines where we remove impurities from the coal prior to shipment to increase the coal's heat content or improve its coking characteristics, to meet customer specifications and to reduce shipping costs. This processing step is not needed at our mine-mouth operations. We also incur higher costs at our mountain operations to reclaim the lands we mine due to the contour of the land and the nature of the overburden material.

         We incur significant rail transportation and wharfage costs to deliver coal to our export customers. Three of our four rail transportation agreements for the westbound movement of coal contain provisions that increase or decrease the price of transporting our coal based on the export prices we receive for our coal sales. In addition, most of the coal we produce is subject to royalties and production taxes that are payable to provincial governments and other mineral rights holders. At all of our mine-mouth and contract mining operations, the customers pay these royalties and production taxes directly or reimburse us.

         Generally, we depreciate long-term capital assets, including mining properties, facilities and major mining equipment, using the straight-line method over the remaining lives of our mines. Our ongoing replacement capital is depreciated over its useful life, which generally ranges between five to ten years. We regularly review our capital assets for any permanent value impairment by comparing our future cash flows with our asset carrying values and, as a result of such reviews, we have reduced the carrying value of certain mines in 1999 and 2000.

         LEP acquired LCIF and us effective May 11, 2001 and, as a result of the acquisition, we became a wholly owned subsidiary of LCIF whose sole purpose is to invest in our company. LEP and LCIF have no independent operations or assets and Luscar Ltd., our direct subsidiary, is the only entity in our corporate structure that has operations. Generally accepted accounting principles do not permit us to consolidate our financial statements with the financial statements of LCIF and LEP prior to May 11, 2001. We are including in this annual report financial statements of LEP and LCIF. LEP's SEC reporting for future periods will include our financial statements until LEP's consolidated statements include three years of results of our operations. We prepare audited financial statements for LEP, which contain condensed consolidating information for LCIF, our subsidiaries and us from May 11, 2001 forward.

         The principal differences between the earnings of LEP and us relate to $643 million of subordinated notes issued by Luscar Ltd. and held by LCIF and the non-controlling interest that LCIF owns in Luscar Ltd. through its holding of special shares. Subsequent to the acquisition these subordinated notes and special shares represent intercompany indebtedness and holdings; therefore, the related interest payments and non-controlling interest have been eliminated in the consolidated financial statements of LEP. There are also differences that arise because push down accounting is not required under Canadian GAAP. Particularly, the carrying value of capital assets and the related depreciation are lower in LEP than in our financial statements because the fair value allocated by LEP was less than our net book value. There are smaller differences related to financial instruments and accruals for integration costs that will have less impact in future years.

         Certain major events and transactions have affected the comparability of our financial statements. With the downturn in the export markets, an impairment test at the end of 1999 led to the reduction of carrying costs of certain mine properties by $172.8 million. In 2000, when we closed the Gregg River mine because the economic reserves were exhausted, we recorded closure costs of $15.1 million and a $25.3 million charge to write down the mine assets to their realizable value. Both of these amounts would have been charged to earnings over the previous life expectancy of the mine. Also in 2000, we decided not to proceed with the Cheviot project until there was less uncertainty in the export markets. As a result, it was necessary to increase the provision for closure costs at the Luscar mine to provide for the termination of the workforce which otherwise would have been transferred to the Cheviot site. At the end of 2000, we sold a 50.0% interest in the Line Creek mine to Consol Energy of Canada Ltd.

                            OUR RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Revenue. Our revenue in 2001 decreased to $635.5 million from $657.1 million in 2000, or 3%. Our domestic revenue in 2001 increased to $365.7 million from $310.9 million in 2000, or 18%. This increase was due to a 5% increase in sales volume and higher prices from our mine-mouth and contract operations. Our domestic coal prices averaged $11.57 per tonne in 2001 compared to $10.30 per tonne in 2000. In particular, the Boundary Dam mine received higher revenues from sales to SaskPower under a new long-term coal supply agreement that was agreed to in 2001 and signed on January 30, 2002. Our 2001 revenue included non-recurring revenue of $1.7 million from Boundary Dam mine because the new prices were retroactive to an interim agreement that was in effect from July 2000. To a lesser extent, revenue from our Paintearth and Sheerness mines increased in 2001 due to higher demand for electricity generated by the power stations served by these two mines. Also, our mountain and foothills mines, which produce higher value coals than our prairie operations, shipped a higher proportion of their sales to domestic customers in 2001 than in 2000.

         Our export revenue decreased to $269.8 million in 2001 from $346.2 million in 2000, or 22%. This reduction was primarily due to the closure of the Gregg River mine, which generated revenue of $50.0 million in 2000 compared with $3.2 million in 2001. Our share of revenue from the Line Creek mine was $88.2 million in 2001, from our 50% ownership in the mine, compared with $140.7 million in 2000 when we owned 100% of the mine. The impact of reduced shipments from Line Creek and Gregg River was offset by rising export coal prices and by production increases at Line Creek and Coal Valley mines. The increase in average export coal prices to $53.53 per tonne in 2001 from $48.17 per tonne in 2000 understates the extent of coal price increases in export markets. Because of the reduced metallurgical coal sales volumes from Line Creek mine and Gregg River mine, lower value thermal coals comprised a higher percentage of our export sales. Also, most price increases became effective April 1, 2001; therefore, the full year impact has not yet been realized.

         Cost of sales. Our cost of sales decreased during 2001 to $484.8 million from $534.3 million in 2000, or 9%. Our net production during 2001 was
36.1 million tonnes compared with 37.5 million tonnes in 2000. Export cost of sales amounted to $242.3 million in 2001 compared to $338.5 million in 2000. Together, the cost of sales related to our Gregg River mine and the 50.0% interest in Line Creek mine amounted to $133.9 million in 2000, including $19.7 million of additional closure costs at the Gregg River and Luscar mines. Otherwise, our export cost of sales in 2001 increased by $37.7 million due to expansions at Line Creek and Coal Valley mines and due to higher transportation and energy costs. The increase in average export coal selling prices led to higher transportation costs as rail freight rates are affected by the average selling prices we realize. During 2001, our production costs per tonne increased at Line Creek mine as productivity fell short of targets while we expanded the mine's capacity by 36%. Difficult labor negotiations during the third quarter, which resulted in a new four-year collective bargaining agreement, also had an impact on productivity at Line Creek Mine. Production costs for export sales from the Alberta mines also rose because electricity costs more than doubled upon deregulation of the electricity markets and supply shortages. Electricity costs moderated in the latter half of 2001 but remain higher than in 2000. Mine-mouth operations were not affected by rising electricity costs because our contracts require the customer to supply the electricity or to reimburse our electricity costs. Cost of sales for domestic shipments was $242.5 million in 2001 compared to $195.8 million in 2000, reflecting higher volume related to increased demand at the mine-mouth operations and the shift of some coal sales from export markets to domestic markets.

         Operating margin. Our operating margin in 2001 increased to $150.7 million from $122.8 million in 2000, or 23%, due to the changes in our revenue and cost of sales discussed above.

         Selling, general and administrative expenses. Our selling, general and administrative expenses in 2001 increased to $24.4 million from $14.7 million in 2000, or 66%. The increase primarily resulted from the non-recurring costs of responding to LEP's public acquisition proposal and of implementing management changes subsequent to the acquisition.

         Operating earnings before depreciation and amortization. Our operating earnings before depreciation and amortization in 2001 increased to $127.9 million from $110.0 million in 2000, or 16%.

         Depreciation and amortization. Our depreciation and amortization expense in 2001 decreased to $100.0 million from $105.9 million in 2000, or 6%, because depreciation on asset additions was offset by the reduction in our depreciable asset base which occurred when we closed the Gregg River mine and sold 50% of the Line Creek mine.

         Write-down and loss on disposal of capital assets. During 2000, we recorded write-downs of $25.3 million because we closed the Gregg River mine and we recorded a loss of $20.5 million on a sale of a 50% interest in the Line Creek mine. There were no write-downs during 2001.

         Interest on subordinated notes. During 2001, we paid interest of $42.4 million on the subordinated notes held by LCIF, compared with $11.2 million during 2000. The interest we pay to LCIF is based on floating interest rates that are determined by reference to anticipated cash flow.

         Other interest and foreign currency translation loss. Our other net interest expense in 2001 decreased to $46.8 million from $52.4 million in 2000, or 11%. Prior to our refinancing in October 2001, our other net interest expense decreased because of the reductions we made in our long-term bank debt during 2000, lower prime lending rates under our former bank credit facility, and interest we received on income tax refunds. Since the refinancing, our net interest expense has increased because of the additional long-term debt and higher fixed interest rates under the US$275 million 9.75% Senior Notes due October 15, 2011. Also, we incurred a $8.4 million non-cash foreign currency translation loss on this debt in 2001.

         Income taxes. Our provision for income tax includes current taxes and future income taxes. The current taxes include capital taxes on our net capital, which are relatively stable and amounted to $2.8 million in 2001, compared to $3.0 million in 2000. Our future income taxes relate to the difference between our book income and our taxable income. Our income taxes recovered in 2001 increased to $58.8 million from $45.5 million in 2000, or 29%. Our future income tax recoveries represent reductions in the previously recorded future income tax liabilities. In 2001, these recoveries reflect decreases in statutory income tax rates, the reversal of provisions made in prior years for actual and contingent income tax reassessments and recoveries related to the current losses incurred.

         Net earnings. Net earnings reflected in our financial statements are after deducting the non-controlling interest held by LCIF in our direct subsidiary, Luscar Ltd. Before the acquisition of LCIF by LEP, LCIF held a non-controlling interest in Luscar Ltd. However, subsequent to the acquisition, both Luscar Ltd. and we became wholly owned subsidiaries of LCIF and LEP, which makes it more meaningful to compare our earnings before deducting the non-controlling interest. During 2001, such earnings amounted to a loss of $10.9 million compared to a loss of $59.9 million during 2000. The reported earnings during 2001 included non-recurring expenses related to the acquisition. During 2000, the reported earnings included charges of $43.6 million (net of the income tax impact) related to the closure of the Gregg River mine, the sale of 50% of the Line Creek mine and the planned closure of Luscar mine. Our loss before non-controlling interest, excluding the after tax impact of these items, was $10.9 million in 2001, compared to $16.3 million in 2000.

2000 COMPARED TO 1999

         Revenue. Our revenue in 2000 decreased to $657.1 million from $716.4 million during 1999, or 8.3%, as a result of lower export revenues. Our export revenues in 2000 decreased to $346.2 million from $424.0 million in 1999, or 18.3%, because of reductions in both prices and volumes. Our export coal prices averaged $48.17 per tonne during 2000 compared to $51.17 per tonne in 1999. Our export sales decreased by 1.1 million tonnes because we closed the Gregg River mine during 2000 and reduced production at the Coal Valley and Obed Mountain mines in response to price weakness in the export coal markets. By eliminating our lowest-priced spot sales, we mitigated the full impact of the price reduction that occurred in early 2000 on average prices realized.

         In 2000, our domestic revenue increased to $310.9 million from $292.4 million in 1999, or 6.3%. This was due to higher prices, the impact of which was partially offset by a 1.6% volume decrease due to lower electricity output at the generating stations we supply, as well as reduced sales from the Coal Valley mine to Ontario Power Generation. Our domestic prices averaged $10.30 per tonne in 2000 compared to $9.53 per tonne in 1999, mainly because of escalation provisions in long-term contracts at our mine-mouth operations.

         Cost of sales. Our cost of sales decreased to $534.3 million in 2000 from $561.6 million in 1999, or 4.9%. This decrease was due to a reduction in sales volume of 1.6 million tonnes, of which 1.1 million tonnes were destined for export markets and which bear both rail transportation and port costs. The cost of sales for export sales was $338.5 million in 2000 compared to $384.0 million in 1999. The cost per tonne of export coal in 2000 of $47.09 would have been $44.34 but a $19.7 million provision for closure costs at the Gregg River and Luscar mines increased average per tonne costs. Cost of sales in 1999 amounted to $46.03 per tonne for export shipments, and included higher rail rates than in 2000 as selling prices were higher in 1999. Cost of sales at domestic operations in 2000 were up $18.2 million in total from $177.6 million in 1999 and 11.9% on a per tonne basis. The increase was primarily due to increased fuel costs. In addition, the amount of overburden moved was higher than in 1999 due to adverse weather conditions, an increased stripping ratio and higher domestic sales from the Obed Mountain mine.

         Operating margin. Our operating margin decreased to $122.8 million in 2000 from $154.9 million in 1999, or 20.7%, due to the factors discussed above.

         Selling, general and administrative expenses. Selling, general and administrative expenses declined to $14.7 million in 2000 from $16.5 million in 1999, or 10.9%, due to personnel reductions at the corporate office and other operational efficiencies.

         Operating earnings before depreciation and amortization. Operating earnings before depreciation and amortization decreased to $110.0 million in 2000 from $140.1 million in 1999, or 21.5%. If we exclude the $19.7 million of mine closure costs, our operating earnings before depreciation and amortization in 2000 were $129.7 million compared to $140.1 million during 1999, a decrease of 7.4%, which was primarily due to our export results.

         Depreciation and amortization expense. Depreciation and amortization expense in 2000 decreased to $105.9 million from $118.2 million in 1999, or 10.4%. Most of the reduction occurred because of the reduction in the carrying value of our capital assets that we recorded in 1999.

         Write-down and loss on disposal of capital assets. During 1999, we determined that declining export prices and volumes had permanently impaired the value of certain mining properties and related deferred exploration costs and as a result recorded a write-down of $172.8 million. During 2000 we recorded additional write-downs of $25.3 million because we closed the Gregg River mine and we recorded a loss of $20.5 million on a sale of a 50.0% interest in the Line Creek mine.

         Interest on subordinated notes. Interest payments on subordinated notes held by LCIF in 2000 decreased to $11.2 million from $59.6 million in 1999, or 81.2%, because we restructured the notes to provide floating interest rates while we increased repayment of our long-term bank debt.

         Other interest. Other net interest expense increased to $52.4 million in 2000 from $41.8 million in 1999, or 25.4%. The increase was due to interest payments on $75 million of debt related to the cost of a new dragline commissioned at the beginning of 2000 and rising interest rates. Our interest costs were unaffected by the Line Creek sale, as it occurred at the end of 2000.

         Income taxes. Our income tax recovery decreased to $45.5 million in 2000 from $108.7 million in 1999, or 58.1%. Current income tax payable did not vary significantly from year to year. However, we reduced our future income tax liability because the difference between the book value and tax cost of our capital assets decreased significantly as a result of the capital asset write-downs and the tax losses we incurred. The higher recovery of future income taxes during 1999 reflected the write-downs of capital assets.

         Net earnings. Given that the non-controlling interest held by LCIF in our direct subsidiary no longer exists after we were acquired by LEP, it is more meaningful to compare our earnings before deducting the non-controlling interest in Luscar Ltd. that was owned by LCIF, than to look at net earnings. Our loss amounted to $59.9 million in 2000, compared to $143.6 million during 1999. The reported loss during 2000 included charges of $43.6 million (net of the income tax impact) related to the closures of the Gregg River and Luscar mines and the sale of 50.0% of the Line Creek mine. During 1999, the reported loss included non-cash charges related to write-downs of $102.6 million (net of the income tax impact) in the carrying values of certain export assets. Our loss, excluding the after tax impact of these items, was $16.3 million in 2000, compared to $41.0 million in 1999.

                         LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided from operating activities increased to $38.2 million during 2001 compared to $18.6 million during 2000 and $0.1 million in 1999. The increase was primarily due to reductions in non-cash working capital requirements. Our working capital requirements increased in 2000 as we increased coal inventories at our export operations.

         Our cash invested in working capital can fluctuate from period to period. Because we have relatively few customers to whom we ship large quantities of coal, our accounts receivable and coal inventories often vary significantly from one period to the next, depending on the timing of shipments. Our accounts payable balances fluctuate depending on the timing of payrolls and of equipment purchases. Before changes in non-cash working capital, our operations generated cash of $34.8 million in 2001, $35.0 million in 2000, and $5.5 million in 1999. Cash generation from operations was negatively impacted in 1999 by the severe downturn in export markets and in 2000 it was reduced by $19.7 million of mine closure costs. In addition, cash generated from operating activities was reduced by interest paid to LCIF on our subordinated notes of $42.4 million in 2001, $11.2 million in 2000, and $59.6 million in 1999.

         We incur capital expenditures to replace existing equipment that has served its useful life, to develop new mining areas at existing mines, to expand production capacity and to effect productivity improvements. Our capital expenditures were $27.9 million in 2001 and consisted mainly of replacement capital expenditures. Capital expenditures in 2000 and 1999 were $17.8 million and $47.4 million, respectively. As a result of the closure of the Gregg River mine, we had surplus equipment that we transferred to other mines, which helped reduce our capital requirements in 2000. Based on our existing operations, we expect that, for the foreseeable future, our annual replacement capital requirement will be between approximately $25 million to $40 million. During 2002, we expect our replacement capital needs to be approximately $50 million because of certain non-recurring capital expenditures, which we expect to incur in order to improve productivity and reduce costs, for the planned replacement of a dragline tub, and as part of an initiative to replace our management information systems. We fund our capital requirements from cash provided by operating activities and expect that cash generation in the future will be sufficient to meet these needs. As of December 31, 2001, our outstanding capital commitments were not significant and were incurred in the ordinary course of business.

         Our investing activities required cash of $25.8 million in 2001, primarily for capital expenditures. During 2000, we generated $56.7 million of cash by selling 50.0% of the Line Creek mine, resulting in net cash generated by investing activities of $41.1 million after deducting our capital expenditures. During 1999, primarily as a result of capital expenditures, our investing activities used cash of $47.7 million.

         During 2001, our financing activities required cash of $14.2 million. The proceeds from the issue of US$275 million 9.75% senior notes due October 15, 2011 were used to repay existing bank credit facilities and to provide cash for future operating requirements. During 2000, our financing activities used net cash of $60.2 million to reduce our operating line of credit and long-term debt, primarily with the Line Creek proceeds. During 1999, financing activities generated cash of $47.6 million as we increased our long-term bank debt to finance capital expenditures.

         In addition to the senior notes, we arranged a new bank credit facility, which allows aggregate borrowings of up to $100 million, of which up to $75 million can be used for letters of credit. We have not borrowed under the new facility however we have used the new facility to replace approximately $64 million of existing letters of credit drawn under the old bank credit facility. Most of these letters of credit are provided to provincial governments as security for our reclamation obligations. Please see "Item 10 - Material Contracts" for more detail about the terms of our indebtedness.

         We have two promissory notes outstanding, a 12.75% note maturing in May 2003 and a 9.625% note maturing in December 2004. The 12.75% note has a principal amount of $45.0 million less a related sinking fund that reduces the amount payable to $23.8 million. The 9.625% note has a principal amount of $89.3 million less a related sinking fund that reduces the amount payable to $51.1 million. These amounts are disclosed in Note 6 to the Luscar Coal Ltd. financial statements. Both of these notes relate to asset acquisitions at mine-mouth operations. The related long-term coal supply agreements provide that the customer reimburses us, as part of the coal price, for substantially all of the interest and sinking fund payments related to the promissory notes. At maturity, we are obligated to repay the promissory notes, net of sinking fund balances, at which time the customer will reimburse us for the net payment pursuant to the related coal supply contracts. Please see "Item 10 - Material Contracts."

         At December 31, 2001, our long-term debt of $520.6 million included $7.6 million related to capital lease obligations, which will be serviced from operating cash flows, and $74.9 million related to the promissory notes, the servicing and repayment of which is provided for as discussed above. The $438.1 million related to the senior notes reflects current foreign exchange rates as at December 31, 2001. The senior notes are not due until October 15, 2011 and the annual servicing costs will be funded from operating cash flows. We believe that our current operations will support the retirement or refinancing of the senior notes at maturity.

         To optimize our tax structure, our operating subsidiary, Luscar Ltd., has two intercompany subordinated notes outstanding which are held by LCIF, a $350 million aggregate principal amount of 12.5% subordinated notes due 2026 and a $293 million aggregate principal amount of 7.5% subordinated notes due 2027. Luscar Ltd. and LCIF each guarantee our obligations under the senior notes, therefore the Luscar Ltd. subordinated notes are subordinated to the guarantees of the senior notes. Going forward, the Luscar Ltd. subordinated notes will remain outstanding and the interest payments received by LCIF will be reinvested in our operations or retained by LEP and would be available to us.

         We believe that our cash flow from operations, together with available borrowings under the new credit facility, will be sufficient to fund our operations and commitments for the foreseeable future. However, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to service our indebtedness, including the senior notes, or to fund our other liquidity needs.

                 DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

         The discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a further discussion on the differences between Canadian GAAP and U.S. GAAP, see our, LEP's and LCIF's audited financial statements and the notes thereto included elsewhere in this annual report.

                          CRITICAL ACCOUNTING POLICIES

         In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from our estimates.

         In particular, the amounts that we record for depreciation and amortization of mining properties and for reclamation, site restoration and mine closure are based on estimates of coal reserves and future costs. We regularly update our estimates to reflect new data on coal reserves and new information regarding future costs for reclamation, site restoration and mine closure, which we base on our engineering plans. These estimates generally do not vary materially from actual results; however, as was the case when new drilling information led to our decision in 2000 to close the Gregg River mine, unanticipated material differences may occur.

         We also regularly assess whether or not there has been any permanent impairment of our mining properties, using projections of future cash flows based on our engineering plans. Write-downs of mining properties can result from changing market conditions, as in the case of our write-downs of export mines when export coal prices declined significantly in 1999, or from changes in estimates of coal reserves, as in the case of the closure of Gregg River mine in 2000. Such write-downs may be material in amount.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

         There have been recent releases related to accounting standards. The releases include pronouncements on how business combinations, in particular goodwill and other intangible assets, should be recorded and on accounting for asset retirement obligations. We are in the process of assessing the impact of these releases on us. Although the assessment is not complete, we do not believe that these releases will have a significant impact on our results from operations.

                                       LEP

         LEP financial statements are provided in this annual report because it is a guarantor of the senior notes. LEP is a general partnership formed on February 20, 2001 under the laws of Ontario, Canada. On that date LEP announced an offer to acquire all of the outstanding units and convertible debentures of LCIF. As a result of that offer, LEP acquired control of LCIF on May 11, 2001 and by June 30, 2001 had become the owner of 100% of the equity interests of LCIF, Luscar Ltd. and us. Effective on May 11, 2001, LEP began accounting for LCIF and us as wholly owned subsidiaries.

         LEP receives all of LCIF's distributable cash as well as all interest LCIF pays on its convertible debentures. Any taxable income generated by LEP is taxed in the hands of its partners.

         The consolidated financial statements of LEP reflect the acquisition of LCIF by LEP and the impact that the new ownership structure had on LEP's results of operations for the period ended December 31, 2001.

         Prior to May 11, 2001, LEP did not have any operations. Thereafter, LEP presents its financial statements on a consolidated basis including our results of operations, as well as those of LCIF.

         LEP's consolidated financial statements differ from ours for several reasons. The $643 million of subordinated notes are held by LCIF, which is wholly owned by LEP, therefore the related debt and interest expense is eliminated upon consolidation. Under Canadian GAAP, LEP did not apply push down accounting to the acquisition of LCIF and us. As a result, LEP's consolidated carrying values of financial instruments and capital assets differ from those reflected in our accounts. Our revenues are less because LEP recorded foreign currency forward contracts at their fair values at acquisition, to be amortized when the contracts are settled. Also, because LEP valued our interest rate swap at fair value, our interest expense is higher than reported by LEP. Our depreciation expense is higher that reported by LEP and reflects the difference between the underlying purchase price paid by LEP and our net book value. Finally, LEP's selling, general and administrative costs were less than our costs, primarily because LEP's purchase accounting included accruals for anticipated costs related to the acquisition, which were reduced when these costs were determined.

                                      LCIF

         LCIF financial statements are provided in this annual report because it is a guarantor of the senior notes. LCIF is an income trust formed under the laws of Alberta, Canada whose purpose is to invest in securities related to the operations of Luscar Ltd. All of its earnings are derived from its investment in us and Luscar Ltd. LCIF's net income after May 11, 2001 will be consolidated with LEP.

         On May 11, 2001, LEP acquired effective control of LCIF and was in a position to complete the acquisition of all the remaining equity interests of LCIF. As a result of the change in control of LCIF, our common shares were transferred from Luscar Management Corporation to LCIF and we became wholly owned by LCIF.

         Because LCIF did not control Luscar Ltd. or us prior to May 11, 2001, LCIF accounted for its investments using the equity method. From May 11, 2001 forward, LEP is providing you with information on LCIF through the condensed consolidating information note included in its financial statements.

         A detailed review of LCIF financial statements is not meaningful and the discussion would not provide any significant additional information as compared to our financial statements and the related discussion contained in "--Our Results of Operations" above. LCIF has distributed cash to its unitholders as follows:

                                                                                                          ($000'S)
                                                                                                          --------
1998...................................................................................................    $64,549
1999...................................................................................................     48,751
2000...................................................................................................         --
2001 (to May 11, 2001).................................................................................         --


         These distributions were based on interest and dividend income received by LCIF from us less interest expenses on its convertible debentures and its administrative costs. LCIF incurred administrative expenses related to running the fund, primarily for providing unitholder information including annual reports and annual meetings. These expenses amounted to $0.9 million in 1998, $1.2 million in 1999, $1.0 million in 2000 and $0.1 million from January 1, 2001 to May 11, 2001. In 2001, LCIF incurred $12.3 million in expenses to respond to LEP's offer to acquire all of the units and convertible debentures. Interest costs on the convertible debentures amounted to $10.0 million per year of which $4.0 million in 2000 and $4.6 million in 1999 was charged to earnings. The remaining portion was charged against unitholders' equity.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

              EXECUTIVE OFFICERS AND DIRECTORS OF LUSCAR COAL LTD.

         The following table sets forth information concerning the executive officers and directors of Luscar Coal Ltd. The board of directors consists of five members. Each director is elected by written resolution to hold office until his or her respective successor is elected and qualified. Directors receive no fees for their service as directors. Officers serve at the discretion of the board of directors.



NAME                                                   AGE                  POSITION
----                                                   ---                  ---------
Dennis G. Maschmeyer....................................63      Chairman of the Board and Director
Reg L. Toliver..........................................59      Chief Executive Officer, President and Director
Ron Kusters.............................................47      Vice-President, Prairie Mines
N. Allen Maydonik, Q.C..................................56      General Counsel and Corporate Secretary
Joseph W. Bronneberg....................................47      Vice-President, Finance
Howard Ratti............................................47      Vice-President, Mountain Mines & Engineering
Jowdat Waheed...........................................39      Vice-President and Director
Bob Watts...............................................62      Vice-President, Human Resources
Robert W. Bell..........................................44      Vice-President, Marketing
Samuel W. Ingram, Q.C...................................57      Director
Patrice Merrin Best.....................................53      Director


         Mr. Maschmeyer received his Bachelor of Science degree in Chemical Engineering at the University of Alberta in 1961. Mr. Maschmeyer has served as President and Chief Executive Officer of Sherritt since December 2001 and as a director of Sherritt since February 2002. From March 1995 until December 2001, he served as Senior Vice President, Metals. In May 2002, Mr. Maschmeyer became a director and chairman of the board of Luscar Coal Ltd., a trustee, chairman, president and chief executive officer of LCIF and a member of the management committee, president and chief executive officer of LEP.

         Mr. Toliver received his Bachelor of Science degree in Mechanical Engineering at the University of Alberta in 1964. He began his career in 1964 as a maintenance engineer with Alcan Inc., at Arvida,

Quebec. In 1969 he joined Viridian Inc. (formerly Sherritt Inc.) where he held a number of positions of increasing responsibility, primarily focused on fertilizer production. From 1994 to 1997 he was the executive responsible for fertilizer manufacturing at Viridian Inc. (formerly Sherritt Inc.) and its successor, Agrium Inc., following Viridian Inc. (formerly Sherritt Inc.)'s purchase of Imperial Oil's fertilizer operations. In late 1997, Mr. Toliver retired to pursue personal interests. In 2001, Mr. Toliver became a director, president and chief executive officer of Luscar Coal Ltd. and senior vice president and chief operating officer of LEP.

         Mr. Kusters received his Bachelor of Science degree in mine engineering in 1977 from Queen's University. From 1977 to 1980 he worked as a front-line supervisor and engineer for Iron Ore Company of Canada Ltd. He joined Luscar in 1980 as a mine engineer and served in various capacities until August 1992 when he became general manager of the Coal Valley mine. In June 1995 he moved to the Obed Mountain mine as general manager. In July 1996 Mr. Kusters became general manager, project development of Luscar Ltd. Mr. Kusters served as vice president and general manager of mountain operations from June 1997 until March 2001 when he became vice president and general manager of all of our operations in Saskatchewan. He became our vice president, prairie mines in November 2001.

         Mr. Maydonik received his Bachelor of Arts degree in 1966 and his Bachelor of Laws in 1969, both from the University of Alberta. In 1991 he was appointed Queen's Counsel and in 1992 received his Masters in Business Administration from Syracuse University. He began his law career in private practice and then with the Department of the Alberta Attorney General. He joined Luscar Coal Ltd. in 1980 as corporate counsel and was made general counsel and corporate secretary in 1983.

         Mr. Bronneberg received his chartered accountant designation in 1978 and his Bachelor of Commerce degree from the University of Alberta in 1976. He began his business career in 1976 with Peat Marwick & Mitchell & Co. In 1979, he joined A. E. Lepage Real Estate as a regional controller. In 1981 he joined the Bowlen Group of Companies as controller and held various senior financial positions related to Bowlen Group's U.S. and Canadian holdings. He became controller of Luscar in 1990 and was appointed vice president, finance on December 1, 2001.

         Mr. Ratti received his Bachelor of Science degree in Civil Engineering in 1978 from Loughborough University of Technology. He began his career as a site engineer with Murphy Mining and joined Luscar in 1981 as a mining engineer. In 1989, Mr. Ratti became a general manager of the Coal Valley mine and in September 1992 was made vice president and general manager of our Saskatchewan operations. From June 1995 to March 1998 he served as vice president of eastern operations of Andalex Resources, a coal company owned by the former owners of Luscar. From 1998 to March 2001, Mr. Ratti served as vice-president and general manager, engineering and operations of Luscar Ltd. and from March through October 2001, has served as vice-president and general manager of the Highvale and mountain mines. Mr. Ratti became our vice president, mountain mines and engineering in November 2001.

         Mr. Waheed received his Bachelor of Science degree in Economics at the Wharton School, University of Pennsylvania in 1985 and a Bachelor of Science degree in Systems Science and Engineering, School of Engineering and Applied Science, University of Pennsylvania in 1986. Mr. Waheed is a Chartered Financial Analyst. Mr. Waheed became senior vice president and chief financial officer of Sherritt in May 2000 and has served as president and chief executive officer of Sherritt Power Corporation since 1998. From 1995 to May 2000, he served in the Office of the Chairman of Sherritt. In 2001 Mr. Waheed became a director and vice-president of Luscar Coal Ltd., a trustee of LCIF and a member of the management committee, senior vice president and chief financial officer of LEP.

         Mr. Watts joined Luscar in 1978. From 1989 to 1995, he served as general manager of the Obed mine. From 1995 to 2001, he served as vice president and general manager of the Boundary Dam mine. He became vice president and general manager of the Paintearth mine in March 2001. Mr. Watts held this position until he assumed his current position in October 2001.

         Mr. Bell received his Bachelor of Engineering degree in mining from McGill University in 1980 and his Masters of Business Administration from Queen's University in 1988. He began his career in 1981 with Syncrude Canada Ltd. and joined Luscar in 1988 as a financial analyst. He moved to the marketing department in 1990 and progressed to vice president and general manager, International Coking Coal by 1998. He was appointed vice president, marketing in November 2001.

         Mr. Ingram has served as senior vice president, general counsel and corporate secretary of Sherritt since November 1995. Prior to November 1995, he served as vice president, general counsel and corporate secretary of Viridian Inc. (formerly Sherritt Inc.), a fertilizer company. In 2001 Mr. Ingram became a director of Luscar Coal Ltd., a trustee and secretary of LCIF, and senior vice president, general counsel and corporate secretary of LEP.

         Ms. Merrin Best was appointed executive vice president and chief operating officer of Sherritt in November of 1999. Between December 1996 and November 1999, Ms. Merrin Best served as senior vice president, corporate office of Sherritt. From November 1995 through 1996 she served as Sherritt's vice president, corporate affairs. In 2001 Ms. Merrin Best was elected a director of Luscar Coal Ltd.

    EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE OF LUSCAR ENERGY PARTNERSHIP

         The following table sets forth information concerning the executive officers and management committee of our ultimate parent, Luscar Energy Partnership. The management committee consists of four members. Under the terms of the partnership agreement, three of the members (Messrs. Delaney, Waheed and Maschmeyer) are appointed by Sherritt and one member (Mr. Gibson) is appointed by Ontario Teachers'. Additionally, decisions of the management committee are made by majority action which must include, in every case, the approval of the Ontario Teachers' appointee. Members of the management committee do not receive fees for their service as members. Officers serve at the discretion of the management committee.


NAME                                                   AGE                   POSITION
----                                                   ---                   --------
Ian W. Delaney..........................................58      Chairman and Management Committee Member
Brian J. Gibson.........................................46      Management Committee Member
Jowdat Waheed...........................................39      Senior Vice President, Chief Financial Officer and
                                                                Management Committee Member
Dennis G. Maschmeyer....................................63      President, Chief Executive Officer and Management
                                                                Committee Member
Samuel W. Ingram, Q.C...................................57      Senior Vice President, General Counsel and Corporate
                                                                Secretary
Reg L. Toliver..........................................59      Senior Vice President and Chief Operating Officer


         Mr. Delaney has served as a director and chairman of the board of directors of Sherritt since 1995. Until October 1996, he served as chairman of the board, chief executive officer and a director of Viridian Inc. (formerly Sherritt Inc.), a fertilizer company. Mr. Delaney also serves as a director and chairman of the boards of Sherritt Power Corporation, Dynatec Corporation, The Westaim Corporation, and as a director of Alberta Energy Company and Co-Steel Inc. Mr. Delaney served as president and chief executive officer of The Horsham Corporation, an investment company, from 1987 to 1990, and president and chief operating officer of Merrill Lynch Canada Inc., from 1984 to 1987. In 2001, Mr. Delaney was appointed as a member of the management committee and chairman of LEP.

         Mr. Gibson has served as senior vice president, active equities, Ontario Teachers' Pension Plan Board since June 2000. Prior to that, he served as vice president, active equities since July 1999, and portfolio manager, Canadian equities, Ontario Teachers' Pension Plan Board since August 1995. Mr. Gibson was president, Redbridge Financial Limited (a private investment management company) from October 1994 to August 1995. In 2001 he became a member of the management committee of LEP.

         Please see "--Executive Officers and Directors of Luscar Coal Ltd." above for information regarding Messrs. Ingram, Toliver, Waheed and Maschmeyer.

           EXECUTIVE OFFICERS AND TRUSTEES OF LUSCAR COAL INCOME FUND

         The following table sets forth information concerning the executive officers and trustees of our parent, Luscar Coal Income Fund. The board of trustees consists of six members. Each trustee is appointed to hold office until his or her respective successor is appointed and qualified. Trustees do not receive fees for their service as trustees. Officers serve at the discretion of the board of trustees.


NAME                                                   AGE                      POSITION
----                                                   ---                      --------
Dennis G. Maschmeyer....................................63      Trustee, Chairman, President and Chief Executive
                                                                Officer
Susan Earle.............................................47      Trustee
Robert T. Danelesko.....................................43      Trustee
Guy Bentinck............................................35      Trustee
Jowdat Waheed...........................................39      Trustee
Samuel W. Ingram, Q.C...................................56      Trustee, Secretary


         Ms. Earle has served as vice president, finance and chief financial officer of Sherritt Power Corporation since February 1998. Prior to that she held the position of taxation manager for Sherritt since April 1996. Ms. Earle was employed as taxation manager of Viridian Inc. (formerly Sherritt Inc.) from 1990 to 1996. In 2001 she became a trustee of LCIF.

         Mr. Danelesko has served as vice president, business development of Sherritt since February 1997, and prior to that he was general manager, procurement and logistics since November 1995. In 2001 he became a trustee of LCIF.

         Mr. Bentinck has served as controller of Sherritt since June 1997. Prior to that he served as senior manager, audit and business advisory services group with PricewaterhouseCoopers. In 2001 he became a trustee of LCIF.

         Please see "--Executive Officers and Directors of Luscar Coal Ltd." above for information regarding Messrs. Ingram, Waheed and Maschmeyer.

         CASH COMPENSATION OF EXECUTIVE OFFICERS, DIRECTORS AND TRUSTEES

         The following table sets forth the aggregate amount of cash compensation, including the cost of benefits, paid to trustees, directors, executive officers and affiliates of LCIF and Luscar for the year ended December 31, 2001. This table includes compensation paid to our former executive officers. No compensation was paid to the members of the management committee of LEP which was formed in 2001. Our directors and the trustees of LCIF who were in office at May 11, 2001 have been replaced.

                                                                 TRUSTEES AND
                                                                DIRECTORS FEES       SALARIES(1)          TOTAL
                                                               ---------------    ----------------   ---------------
Executive officers(2)........................................      $        --        $9,088,990         $ 9,088,990
Trustees and Directors(3)....................................          398,145           163,000             561,145
                                                               ---------------    ----------------   ---------------
Total........................................................      $   398,145        $9,251,990         $ 9,501,135
                                                               ===============    ==============     ===============


-------------------

(1) Includes salaries, cash bonuses and benefits, as well as severance payments of approximately $5.6 million.

(2) Includes compensation and severance paid to 6 executive officers who are no longer employees. As at December 31, 2001, there were 7 executive officers.

(3) Includes compensation paid to former directors and former trustees, including a management company of which a former trustee was a key employee that provided administrative services to LCIF. No fees or salaries were paid to current directors and trustees.

         The aggregate amount set aside for pension, retirement or other similar benefits for our executive officers and directors in 2001 amounted to $4,067,802, substantially all of which related to executive officers who are no longer employed by us.

                          EMPLOYEES AND LABOR RELATIONS

         As of December 31, 2001, we had 2,460 employees. Workers at all but one of our mining operations are unionized, representing approximately 70% of our employees. We believe that our relationships with our employees and our unions are good.

         Our union workforce is organized as follows:


                                                                                                            UNIONIZED
                                                                                                           EMPLOYEES AS
                                                                                          CONTRACT        AT DECEMBER 31,
             MINE                             UNION                 CONTRACT EXPIRY        LENGTH               2001
             ----                             -----                 ---------------       -------               ----
Boundary Dam/Bienfait           United Mine Workers of America      June 30, 2003         4 years                305
                                     Local 7606
Poplar River--Hourly            International Brotherhood of        November 30, 2004     3 years                140
                                     Electrical Workers Local 2067
Poplar River--Office Staff      Communications, Energy and          March 31, 2005        3 years                  6
                                     Paperworkers Union of Canada
                                     Local 649
Paintearth/Sheerness            International Union of Operating    March 31, 2003        34 months              150
                                     Engineers Local 955
Highvale                        United Steelworkers of America      March 31, 2004        3 years                327
                                     Local 1595
Line Creek                      International Union of Operating    May 31, 2005          4 years                412
                                     Engineers Local 155C
Luscar                          United Mine Workers of America      June 30, 2002         4 years                284
                                     Local 1656
Coal Valley                     International Union of Operating    February 28, 2002     expired                144
                                     Engineers Local 955
Gregg River                     International Union of Operating    Expired April 30,     2 years                 25
                                     Engineers Local 955            2002


         In 2000, three collective agreements were successfully renewed, covering employees at the Coal Valley, Paintearth, Sheerness and the Gregg River mines. On October 1, 2001, we successfully renewed the collective agreement covering employees at the Line Creek mine for a four year period ending May 31, 2005. The three-year collective agreement for the Highvale mine was ratified on November 10, 2001 after a 33-day work stoppage, the first at a Luscar mine in over 20 years. Since then, the labor agreements with the Poplar River hourly employees and with the Poplar River office staff have been successfully renewed for three year periods ending November 30, 2004 and March 31, 2005, respectively. The labor agreement with the Coal Valley employees expired on February 28, 2002 and negotiations are currently underway. The labor agreement with the Gregg River employees expired on April 30, 2002 and negotiations are currently underway. The Collective bargaining agreement at the Luscar Mine site also expires later in 2002.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                           OWNERSHIP OF CAPITAL STOCK

         In June 2001 Luscar Energy Partnership completed its acquisition of all of the outstanding securities of LCIF. Prior to this acquisition, LCIF had outstanding 90,700,000 trust units and $100 million of convertible debentures. Pursuant to a formal takeover bid under Canadian law, followed by a second-stage compulsory acquisition, LEP purchased all of the trust units of LCIF which it did not already own, for an aggregate consideration of approximately $240 million cash and 25 million restricted voting shares of Sherritt International Corporation. LEP also acquired approximately $96 million principal amount of the convertible debentures of LCIF at 105% of par. The balance of the convertible debentures of LCIF were redeemed by LCIF at 105% of par. As a result of these transactions, LCIF is wholly-owned by LEP. As a result of the acquisition and the provisions of a unanimous shareholders agreement between LCIF and Luscar Management Corporation, LCIF also acquired, for nominal consideration, all of our common shares, and we became wholly owned by LCIF.

         Luscar Energy Partnership is a general partnership under the laws of the Province of Ontario, Canada, of which the partners are special purpose, wholly-owned subsidiaries of Sherritt International Corporation and Ontario Teachers' Pension Plan Board. Each of the two partners holds a 50% economic interest in Luscar Energy Partnership.

         Sherritt International Corporation is a publicly traded company incorporated under the laws of New Brunswick, Canada. Its executive offices are located in Toronto, and its restricted voting shares, which are its primary equity security, are traded on The Toronto Stock Exchange. Sherritt's authorized share capital consists of an unlimited number of restricted voting shares and 100 multiple voting shares. As at April 30, 2002, there were 97,711,764 restricted voting shares outstanding. To the knowledge of Sherritt, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Sherritt, except that, as at April 30, 2002, there were 100 multiple voting shares outstanding, all of which are owned by Ian W. Delaney, the chairman and a director of Sherritt. The terms of the multiple voting shares provide that upon a vote for the election of directors of Sherritt, the votes attaching to the multiple voting shares, if exercised, would be sufficient to elect a majority of the board of directors of Sherritt. Since their issuance, Mr. Delaney has not exercised the votes carried by the multiple voting shares, and accordingly the board of directors of Sherritt has been elected by the votes of the holders of the restricted voting shares.

         Sherritt, with assets of $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of Sherritt Power Corporation, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food processing, agriculture and tourism in Cuba.

         Ontario Teachers' Pension Plan Board is a corporation without share capital, established by the Teachers' Pension Act of the Province of Ontario. It administers the pension plan for approximately 153,000 current teachers and 77,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2001 exceeding $69 billion.

                           RELATED PARTY TRANSACTIONS

                              PARTNERSHIP AGREEMENT

         Luscar Energy Holdings Ltd., a wholly owned subsidiary of Sherritt, and OTPPB SCP Inc., a wholly owned subsidiary of Ontario Teachers', are parties to the LEP partnership agreement under which they hold 50% interests in LEP. LEP is a general partnership governed by the laws of Ontario. Under the terms of the partnership agreement, Sherritt and Ontario Teachers' agreed to the transaction whereby they acquired us. Under the terms of the partnership agreement, LEP is managed by a management committee, three members of which are appointed by Sherritt and one member of which is appointed by Ontario Teachers'. Decisions of the management committee are made by majority action which must include, in every case, the approval of the Ontario Teachers' appointee.

         Also pursuant to the partnership agreement, Sherritt and Ontario Teachers' have agreed to enter into a more detailed partnership agreement embodying the terms set forth in the existing partnership agreement as described above, plus other terms to which the parties may agree.

         The partners have the right to sell their interests in LEP subject to the requirement that they first offer that interest to the other party. After February 20, 2003, either partner has the right to make an offer to the other partner to buy or sell its interest. The partner receiving the offer will then have to buy the other partner's interest or sell its interests to the other partner, in each case at the price specified by the partner initiating the transaction. The partnership agreement will terminate upon the occurrence of specified events, including December 31, 2011 (unless otherwise extended by the partners), a change of control of Sherritt or upon the election of a partner if the other partner proposes to sell its interest to a third party. Upon termination, the partnership will be liquidated or its assets and liabilities will be divided pro rata between the partners.

                         FORMER ADMINISTRATION AGREEMENT

         From June 1996 until our acquisition by LEP in early 2001, MC Management Inc. acted as administrator of LCIF and received an annual fee of $125,000 in 2000. One of the trustees of LCIF prior to our acquisition controlled and was a key employee of MC Management.

                          NEW ADMINISTRATION AGREEMENT

         LEP and Sherritt are parties to an administration agreement under which LEP appointed Sherritt to be LEP's exclusive manager for a period ending December 31, 2011, unless earlier terminated. The administration agreement delegated to Sherritt responsibility over LEP's day-to-day administration, except that such delegation will not reduce or derogate from the authority of the management committee of LEP. Sherritt must be specifically authorized by LEP to enter into any agreements or arrangements purporting to bind LEP. LEP will pay Sherritt an administration fee equal to Sherritt's reasonable direct costs and expenses plus 10%. LEP may terminate the agreement on six months notice to Sherritt, or 30 days notice in the event of a default, breach, misrepresentation or liquidation by Sherritt.

                     RECLAMATION SECURITY SUPPORT AGREEMENT

         Sherritt and Ontario Teachers' are parties to an agreement with us for a senior unsecured credit facility. This facility is available in respect of certain mine reclamation security obligations and will be a joint and several obligation of Ontario Teachers' and Sherritt. At our request, Sherritt and Ontario Teachers' will post or cause to be posted on our behalf the security required or, alternatively, will advance sufficient funds to us to permit us to post the required security as cash collateral. The facility is a two-year revolving credit facility, renewable for additional one-year periods at our option. The amount available under the facility is $50.0 million. Amounts outstanding under the facility bear interest at rates tied to short-term market interest rates in Canada and our ratio of debt to operating earnings before interest, taxes, depreciation and amortization. We paid to Sherritt and Ontario Teachers' a commitment fee at the closing of the offering of the senior notes and we will pay them a standby fee thereafter.

         This facility is unsecured and ranks pari passu with the obligations under the senior notes. Luscar Coal Ltd. is the borrower under this facility. It is guaranteed by the same entities that are guaranteeing the senior notes. The facility contains typical affirmative and negative covenants, financial covenants and events of default for a facility of this nature, which will in any event be no more restrictive than the covenants and events of default applicable to the senior notes. We believe that the terms of the facility are similar to those we could negotiate on an arm's-length basis with a lender not affiliated with us.

ITEM 8     FINANCIAL INFORMATION

         See Item 18 - Financial Statements.

ITEM 9     THE OFFER AND LISTING

         Not applicable.

ITEM 10    ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

         We are a corporation incorporated under the Business Corporations Act (Alberta). There are no restrictions on the business which we may carry on. Our articles provide that our board of directors shall consist of a minimum of one director and a maximum of 15 directors.

         Our authorized share capital consists of an unlimited number of common shares and an unlimited number of special shares. The holders of common shares and special shares are entitled to dividends, if as and when declared by the directors, but no dividends shall be declared on either the common shares or the special shares unless dividends are declared on the other class. At any time that a dividend is declared on our shares, the dividend declared on the special shares must be 2.5 times the dividend declared on the common shares. The common shares are entitled to one vote per common share at meetings of the holders of our common shares. Upon liquidation, the holders of common shares and special shares are entitled equally to receive such of our assets as are distributable to the holders of the common shares and special shares. Under the Business Corporations Act (Alberta) a special resolution of the shareholders is required to amend the rights of any class of shares. Except as described in the preceding sentence or otherwise in the Business Corporations Act (Alberta), the holders of special shares shall not be entitled to vote. Upon termination of LCIF, any holder of special shares shall be entitled to covert that holder's special shares into common shares on the basis of one common share for each special share converted. An invitation for the public to subscribe for our securities is prohibited, and our number of shareholders is limited to 50 persons, exclusive of our and our affiliates' employees and former employees who became shareholders while so employed.

                               MATERIAL CONTRACTS

                           SASKPOWER PROMISSORY NOTES

         In connection with the development of mine-mouth operations at the Boundary Dam and Poplar River mines, Manalta issued two promissory notes to acquire assets from SaskPower. We acquired Manalta in 1998. The first promissory note has an aggregate principal amount of $45.0 million, an interest rate of 12.75% and matures in May 2003. The 12.75% promissory note is secured by one of our draglines at the Boundary Dam mine. Our annual interest payment is $5.7 million per year, and we have a sinking fund obligation requiring us to deposit $450,000 per year. Under the terms of our long-term coal supply contract related to the Boundary Dam mine, SaskPower directly reimburses us for substantially all of each interest and sinking fund payment we make, resulting in a net cost to us of $500,000 per year. As at December 31, 2001, the market value of the sinking fund was $20.8 million. At maturity, the difference between the aggregate principal amount of the 12.75% promissory note and the sinking fund balance at that time will be paid by us and we will receive a payment from SaskPower pursuant to the related long-term coal supply contract equal to such payment.

         The second promissory note has an aggregate principal amount of $89.3 million, an interest rate of 9.625% and matures in December 2004. The 9.625% promissory note is secured by the Poplar River mine assets that were acquired by Manalta from SaskPower at the time the note was issued. Our annual interest payment is $8.6 million per year, and we have a sinking fund obligation requiring us to deposit $893,000 per year. Under the terms of our long-term coal supply contract related to the Poplar River mine, SaskPower directly reimburses us for substantially all of each interest and sinking fund payment we make, resulting in a net cost to us of $893,000 per year. As at December 31, 2001, the market value of the sinking fund was $41.5 million. At maturity, the difference between the aggregate principal amount of the 9.625% promissory note and the sinking fund balance at that time will be paid by us and we will receive a payment from SaskPower pursuant to the related long-term coal supply contract equal to such payment.

                                  SENIOR NOTES

         The senior notes were issued in aggregate principal amount of U.S.$275,000,000 as a single series of securities under an indenture dated as of October 10, 2001 among Luscar Coal Ltd., as issuer, Luscar Energy Partnership, Luscar Coal Income Fund, Luscar Ltd. and 3718492 Coal Ltd., as guarantors, and Bank One Trust Company, N.A., as trustee. Interest on the senior notes accrues at the rate of 9.75% per annum and is payable in arrears on April 15 and October 15 of each year, commencing on April 15, 2002. The senior notes are our general unsecured obligations, are pari passu in right of payment with any of our future indebtedness and are unconditionally guaranteed by LEP and all of its material subsidiaries other than us. Each guarantee of the senior notes is a general unsecured obligation of the guarantor and is pari passu in right of payment with any future senior indebtedness of that guarantor.

         The following is a summary of the covenants in the senior notes indenture. The senior notes indenture contains typical affirmative and negative covenants and financial covenants. These covenants restrict our ability to incur liens and amend the indenture governing the senior notes without the consent of the holders of a majority in principal amount of the senior notes, and in some cases, each affected holder of senior notes. The senior notes indenture contains customary events of default, including upon a change of control.

         The senior notes indenture requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31, 2001, we were in compliance with the ratio covenants as well as all other covenants under the senior notes indenture.

         Additionally, the senior notes indenture restricts our ability to declare or pay dividends or make other payments or distributions on account of our equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the senior notes or the guarantees of the senior notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, we may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

         o we are not in default under the credit facility and the restricted payment would not cause a default;

         o we would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

         o the restricted payment, together with the aggregate amount of all other restricted payments made by us and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by us since the date of the indenture from the sale of equity interests or as a contribution to our common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of our investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

         Generally, we and our guarantors may not make any restricted payment, incur any debt, or issue any disqualified or preferred stock unless (i) after giving effect to the incurrence, the aggregate of the amount of debt and the gross proceeds from the issuance of the disqualified or preferred stock does not exceed $10,000,000 and (ii) the fixed charge coverage ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which this additional debt is incurred or this disqualified or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional debt had been incurred or the disqualified or preferred stock or had been issued, as the case may be, at the beginning of the four-quarter period.

         However, the senior notes indenture permits the following debt:

         o        existing indebtedness;

         o        the senior notes;

         o capital lease obligations, mortgage financings or purchase money obligations, in an aggregate principal amount not to exceed 5% of consolidated net tangible assets;

         o refinancing indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness (other than intercompany indebtedness) that was permitted by the indenture for the senior notes;

         o intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of our and our guarantors' obligations;

         o        hedging obligations;

         o        intercompany guarantees otherwise permitted to be incurred;

         o the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on disqualified or preferred stock in the form of additional shares of the same class of disqualified or preferred stock;

         o indebtedness arising from or pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets or restricted subsidiary of LEP or any of its restricted subsidiaries and not exceeding the gross proceeds therefrom, other than guarantees of indebtedness incurred by any person acquiring all or any portion of this business or assets or restricted subsidiary of LEP or any of its restricted subsidiaries;

         o statutory reclamation obligations, surety or appeal bonds, performance bonds or other obligations of a like nature; and

         o indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

         Under the terms of the senior notes indenture, neither we nor our parents LEP and LCIF may: (1) consolidate or merge with or into another person (whether or not we, LEP or LCIF are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of us, LEP or LCIF and our restricted subsidiaries taken as a whole, in one or more related transactions, to another person; unless:

         (1) the surviving person or the person acquiring the assets is either: us, LEP, LCIF or a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

         (2) the surviving person or the person acquiring the assets assumes all of the obligations under the senior notes indenture;

         (3) immediately after the transaction no default or event of default exists; and

         (4) LEP or the person formed by or surviving the consolidation or merger (if other than LEP, LCIF or us), or to which the sale, assignment, transfer, conveyance or other disposition has been made:

                  (a) has consolidated net worth immediately after the transaction equal to or greater than the consolidated net worth of LEP immediately preceding the transaction; and

                  (b) will, on the date of the transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the fixed charge coverage ratio test set forth above.

         In addition, we, LEP and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between us and the guarantors or between the guarantors.

                              BANK CREDIT FACILITY

         Our bank credit facility is a revolving 364-day operating credit facility permitting maximum aggregate borrowings of $100 million, subject to a borrowing base. The borrowing base is a calculation which provides credit availability by adding $25.0 million plus percentages of the value of various types of accounts receivable and coal inventories. Interest rates are tied to short-term market interest rates in Canada and our ratio of debt to operating earnings before interest, taxes, depreciation and amortization. As at December 31, 2001, $63.9 million of the new credit facility was used to support letters of credit which have been issued in order to satisfy our statutory reclamation obligations. The new credit facility allows for up to $75 million of letters of credit to be outstanding.

         Luscar Coal Ltd. is the borrower under the bank credit facility. The bank credit facility is guaranteed by the same entities that are guaranteeing the senior notes. The bank credit facility is secured by our accounts receivable, our coal inventory and a $25.0 million charge on a dragline.

         The terms of the bank credit facility were intended to be substantially similar to the terms of the indenture governing the senior notes. The following is a summary of the covenants in the bank credit facility. The bank credit facility contains typical affirmative and negative covenants and financial covenants. These covenants restrict our ability to incur liens and amend the indenture governing the senior notes without the consent of the lenders under the bank credit facility. The bank credit facility contains customary events of default, including upon a change of control.

         The bank credit facility requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31,

2001, we were in compliance with the ratio covenants as well as all other covenants under the bank credit facility.

         Additionally, the bank credit facility restricts our ability to declare or pay dividends or make other payments or distributions on account of our equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the senior notes or the guarantees of the senior notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, we may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

         o we are not in default under the credit facility and the restricted payment would not cause a default;

         o we would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

         o the restricted payment, together with the aggregate amount of all other restricted payments made by us and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by us since the date of the indenture from the sale of equity interests or as a contribution to our common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of our investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

         Generally, we and our guarantors may not make any restricted payment, incur any debt, or issue any disqualified or preferred stock unless (i) after giving effect to the incurrence, the aggregate of the amount of debt and the gross proceeds from the issuance of the disqualified or preferred stock does not exceed $10,000,000 and (ii) the fixed charge coverage ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which this additional debt is incurred or this disqualified or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional debt had been incurred or the disqualified or preferred stock or had been issued, as the case may be, at the beginning of the four-quarter period.

         However, the bank credit facility permits the following debt:

         o        existing indebtedness;

         o        the senior notes;

         o capital lease obligations, mortgage financings or purchase money obligations, in an aggregate principal amount not to exceed 5% of consolidated net tangible assets;

         o refinancing indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness (other than intercompany indebtedness) that was permitted by the indenture for the senior notes;

         o intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of our and our guarantors' obligations;

         o        hedging obligations;

         o        intercompany guarantees otherwise permitted to be incurred;

         o the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on disqualified or preferred stock in the form of additional shares of the same class of disqualified or preferred stock;

         o indebtedness arising from or pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets or restricted subsidiary of LEP or any of its restricted subsidiaries and not exceeding the gross proceeds therefrom, other than guarantees of indebtedness incurred by any person acquiring all or any portion of this business or assets or restricted subsidiary of LEP or any of its restricted subsidiaries;

         o statutory reclamation obligations, surety or appeal bonds, performance bonds or other obligations of a like nature; and

         o indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

         Under the terms of the bank credit facility, neither we nor our parents LEP and LCIF may: (1) consolidate or merge with or into another person (whether or not we, LEP or LCIF are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of us, LEP or LCIF and our restricted subsidiaries taken as a whole, in one or more related transactions, to another person; unless:

         (1) the surviving person or the person acquiring the assets is either: us, LEP, LCIF or a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

         (2) the surviving person or the person acquiring the assets assumes all of the obligations under the bank credit facility;

         (3) immediately after the transaction no default or event of default exists; and

         (4) LEP or the person formed by or surviving the consolidation or merger (if other than LEP, LCIF or us), or to which the sale, assignment, transfer, conveyance or other disposition has been made:

                  (a) has consolidated net worth immediately after the transaction equal to or greater than the consolidated net worth of LEP immediately preceding the transaction; and

                  (b) will, on the date of the transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the fixed charge coverage ratio test set forth above.

         In addition, we, LEP and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between us and the guarantors or between the guarantors.

                         LUSCAR LTD. SUBORDINATED NOTES

         LCIF holds a $350.0 million aggregate principal amount of 12.5% subordinated notes due 2026 and $293.0 million aggregate principal amount of 7.5% subordinated notes due 2027, both of which are indebtedness of Luscar Ltd. Interest on the notes is payable quarterly. Since October 1999, the interest rates on the notes have been temporarily made floating rates subject to a maximum of the interest rates noted above. The floating rates are based on Luscar Ltd.'s forecast distributable cash flow for the year. The notes will remain floating rate until Luscar Ltd.'s ratio of senior debt to operating earnings before interest, taxes, depreciation and amortization is less than 3.0 to 1.0 for two consecutive quarters. The Luscar Ltd. subordinated notes are subordinated to Luscar Ltd.'s senior debt, including trade payables. On October 10, 2001, LCIF and Luscar Ltd. amended the 12.5% subordinated notes and the 7.5% subordinated notes to effectively remove their covenants and substantially all of their default provisions. Luscar Ltd. and LCIF each guarantee our obligations under the 9.75% Senior Notes due October 15, 2011; therefore, the Luscar Ltd. subordinated notes are subordinated to the guarantees of the 9.75% Senior Notes due October 15, 2011.

                                EXCHANGE CONTROLS

         The Investment Canada Act (the "ICA") applies to an acquisition of control, directly or indirectly and through one or more transactions, of a "Canadian business" by a "non-Canadian," as each of those terms is defined in the ICA. The ICA requires the investor to give notice of the investment to Investment Canada or, above certain monetary thresholds, to file an application for review and approval by Investment Canada of the investment as one that is likely to be of net benefit to Canada based upon certain prescribed factors.

         Apart from the ICA, there are, at the date hereof, no other limitations imposed by Canadian law or the articles or by-laws of the Company on the right of non-resident or foreign owners to hold or vote securities of the Company. There are, at the date hereof, no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities except as discussed below under "Material U.S. Tax Consequences to U.S. Holders" and "Material Canadian Tax Consequences to U.S.
Holders."

                       MATERIAL INCOME TAX CONSIDERATIONS

                 MATERIAL U.S. TAX CONSEQUENCES TO U.S. HOLDERS

         The following are the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of our senior notes by a "U.S. Holder" (as defined below) who holds the senior notes as capital assets. This discussion is limited to U.S. Holders of senior notes. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders that are subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons that will hold the senior notes as a position in a "straddle," or as part of a hedging, conversion or other integrated transaction for tax purposes) and does not address U.S. federal estate or gift, state, local or non-U.S. tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as of the date hereof. Any of such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. Persons considering the purchase, ownership or disposition of senior notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situation, as well as any consequences arising under federal estate or gift tax rules or under the laws of any state, local or any other taxing jurisdiction.

         As used herein, the term "U.S. Holder" means (i) a beneficial owner of a senior note that is a citizen or individual resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) that validly elects to be treated as a United States person for U.S. federal income tax purposes or

(B) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         INTEREST

         A U.S. Holder of a senior note will be required to report interest paid or accrued on the senior note (including any amounts required to be paid in accordance with the terms of the senior notes in respect of Canadian withholding taxes and any Canadian tax withheld) as ordinary interest income for U.S. federal income tax purposes in accordance with the U.S. Holder's method of tax accounting. Such income generally will be treated as foreign source passive income (or, in the case of certain U.S. Holders, financial services income) for foreign tax credit purposes. A U.S. Holder may generally claim either a deduction or, subject to certain limitations, a foreign tax credit, in respect of any foreign tax imposed on such interest payments for U.S. federal income tax purposes. The rules relating to foreign tax credits and the timing thereof are complex and U.S. Holders are urged to consult their tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

         MARKET DISCOUNT

         If a U.S. Holder of a senior note that was purchased at a "market discount" thereafter realizes gain upon the sale, exchange or retirement of the senior note, such gain will be taxed as ordinary income to the extent of the lesser of such gain or the portion of the market discount that accrued during the period that the U.S. Holder held such senior note. In the case of a senior note, "market discount" generally will be the amount by which a U.S. Holder's purchase price for a senior note is less than the original issue price of the senior note, subject to a statutory de minimis exception. The market discount rules also provide that a U.S. Holder who acquires a senior note at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such senior note until the U.S. Holder disposes of the senior note in a taxable transaction.

         A U.S. Holder of a senior note acquired at a market discount may elect to include market discount in gross income, for U.S. federal income tax purposes, as the discount accrues either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service ("IRS"). If a U.S. Holder of a senior note makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments, and with respect to the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

         AMORTIZABLE BOND PREMIUM

           A U.S. Holder that purchases a senior note for an amount in excess of the senior note's principal amount may elect treat such excess as "amortizable bond premium," in which case the amount of interest on a senior note required to be included in income each year by the U.S. Holder will be reduced by the amount of amortizable bond premium allocable (based on the senior note's yield to maturity) to such year. Any election to amortize bond premium shall apply to all debt instruments (other than tax-exempt debt instruments) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and may not be revoked without the consent of the IRS.

         DISPOSITION

         Upon the sale, exchange or retirement of a senior note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized and the U.S. Holder's tax basis in the senior note. A U.S. Holder's tax basis in a senior note generally will be the holder's purchase price for the senior note increased by the amount of market discount, if any, that the U.S. Holder previously elected to include in income on an annual basis with respect to the senior note, and decreased by the amount of any amortizable bond premium applied to reduce interest on the senior note. Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a senior note will be capital gain or loss (except to the extent attributable to accrued but unpaid interest which will be taxable as such). Capital gain recognized by a noncorporate U.S. Holder, including an individual, upon a disposition of a senior note that has been held for more than one year will generally be subject to tax at a maximum U.S. federal income rate of 20% or, in the case of a senior note that has been held for one year or less, will be subject to tax at ordinary income rates. Such gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

         BACKUP WITHHOLDING

         A U.S. Holder of a senior note may be subject to backup withholding at a rate of 30% (subject to phased-in reductions and potential increase in 2010) with respect to interest paid on the senior notes and proceeds from the sale, exchange, redemption or retirement of the senior note, unless such holder (a) is a corporation or falls within certain other exempt categories and, when required, demonstrates its exempt status or (b) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of a senior note who does not provide the Issuer with such holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

         Backup withholding tax is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

               MATERIAL CANADIAN TAX CONSEQUENCES TO U.S. HOLDERS

         The following are the principal Canadian federal income tax considerations generally applicable to a person (a "non-Canadian holder") who holds senior notes and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident and is not deemed to be resident in Canada, holds senior notes as capital property, deals at arm's length with us and does not use or hold and is not deemed to use or hold the senior notes in carrying on business in Canada. This discussion does not apply to financial institutions (as defined in the Canadian Tax Act) or to insurers that are not resident in Canada and carry on an insurance business in Canada and elsewhere.

         This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the published administrative practices of the Canada Customs and Revenue Agency. This discussion does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations. Non-Canadian holders are therefore urged to consult their own tax advisors with respect to their particular circumstances.

         Under the Canadian Tax Act, payments by us to a non-Canadian holder of principal, interest (including Special Interest) and premium, if any, on the senior notes will be exempt from Canadian withholding tax.

         No other taxes on income (including taxable capital gains) will be payable by a non-Canadian holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of senior notes.

                              DOCUMENTS ON DISPLAY

         Documents referred to in this annual report on Form 20-F may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such office upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                                   MARKET RISK

         Commodity price risk. In order to manage price volatility related to certain products we use in our mining operations, we occasionally enter into short-term arrangements that fix the prices we pay for our diesel fuel, natural gas and electric power requirements. Commodity price risks associated with those products used in our mining activities are not material to our consolidated financial position, results of operations or liquidity. At our mine-mouth utility operations, these commodity price risks are offset by the price escalation or pass-through provisions of our coal supply agreements.

         The details of our fixed price commodity purchase arrangements at December 31, 2001 are summarized below with fair values based on prices that are not determined on an exchange:

                                                                          PURCHASE         CONTRACT       FAIR VALUE
                                                                            PRICE           VOLUME        GAIN (LOSS)
                                                                          --------         --------       -----------
                                                                                        (IN THOUSANDS)  (IN THOUSANDS)

Natural gas (gigajoules)..........................................          $ 4.78            180           $ (243)
Natural gas (gigajoules)..........................................          $ 4.55            235           $ (258)
Natural gas (gigajoules)..........................................          $ 4.44            380           $ (379)
Electricity (megawatt hours)......................................         $ 48.50            105           $ (834)
Electricity (megawatt hours)......................................         $ 46.25             96           $ (554)


         Interest rate risk. Going forward, substantially all of our external borrowings will be fixed rate borrowings. We will continue to be obligated under an interest rate swap for $100.0 million, which fixes our interest rate under our previous floating rate debt at 5.72% plus the applicable interest rate margin. As at December 31, 2001, the unrealized loss on the interest rate swap contract based on dealer quotes was $1.8 million. Because of the fixed interest rates under our new long-term debt structure, this interest rate swap no longer qualifies as a hedge against floating interest rates. The unrealized loss was charged to earnings during the fourth quarter of 2001.

         Foreign currency risk. Most of our export coal revenue is sold under sales contracts denominated in United States dollars. We have entered into a forward sale agreement for a portion of our expected export revenue cash flows. The details of these forward sale contracts at December 31, 2001 are described below.

                                                                                                               UNREALIZED
                                                                       EXCHANGE RATE     CONTRACT AMOUNT       GAIN (LOSS)
YEAR OF SETTLEMENT                                                          US$                US$                CDN$
------------------                                                     -------------     ---------------       -----------
                                                                                                        $000's
2002...............................................................       0.6761         $      20,000          $(2,241)
                                                                                          =============          =======

         Going forward, we will be making interest payments on the senior notes in United States dollars. These payments will offset a portion of our foreign currency risks related to our export revenue. Upon maturity, the principal amount of the senior notes will be payable in United States dollars.

         The net gains or losses caused by foreign currency fluctuations and resulting from our forward sale program have been as follows:

                                                                                FOREIGN EXCHANGE GAINS/(LOSSES)
                                                                         --------------------------------------------
                                                                         FLUCTUATIONS                   FORWARD SALES
                                                                            $000's                          $000's
YEAR ENDED
    December 31, 2001......................................                   (988)                          (6,003)
    December 31, 2000......................................                 (1,142)                           2,858
    December 31, 1999......................................                    569                            4,867
    December 31, 1998......................................                 (1,132)                          (4,986)


         Gains and losses related to the translation of the senior notes are presented separately in the financial statements. Gains and losses related to forward sales agreements are included in revenue while other gains and losses from foreign currency fluctuations are included in other income.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

                                    PART III

ITEM 17    FINANCIAL STATEMENTS

         Not applicable.

ITEM 18    FINANCIAL STATEMENTS

         The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

LUSCAR ENERGY PARTNERSHIP
  CONSOLIDATED FINANCIAL STATEMENTS
       Auditors' report
       Consolidated balance sheets
       Consolidated statement of earnings
       Consolidated statement of cash flows
       Notes to consolidated financial statements

LUSCAR COAL LTD.
  CONSOLIDATED FINANCIAL STATEMENTS
       Auditor's reports
       Consolidated balance sheets
       Consolidated statements of deficit
       Consolidated statements of loss
       Consolidated statements of cash flows
       Notes to consolidated financial statements

LUSCAR COAL INCOME FUND
  FINANCIAL STATEMENTS
       Auditors' report
       Balance sheets
       Statements of earnings
       Statements of unitholders' equity
       Statements of cash flows
       Notes to financial statements

ITEM 19    EXHIBITS

         The following documents are filed as part of this annual report:


      EXHIBIT NO.                        EXHIBIT
      -----------                        -------
         1.1      Luscar Coal Ltd. Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Luscar Coal Ltd. Registration
                  Statement on Form F-1 (Registration No. 333-14072))

         1.2      Luscar Coal Ltd. By-Laws (incorporated by reference to Exhibit
                  3.2 of the Luscar Coal Ltd. Registration Statement on Form F-1
                  (Registration No. 333-14072))

         1.3 Luscar Energy Partnership Agreement, as amended (incorporated by reference to Exhibit 3.3 of the Luscar Coal Ltd.
                  Registration Statement on Form F-1 (Registration No.
                  333-14072))

         1.4 Luscar Coal Income Fund Declaration of Trust, as amended and supplemented (incorporated by reference to Exhibit 3.4 of the Luscar Coal Ltd. Registration Statement on Form F-1
                  (Registration No. 333-14072))

         1.5 Luscar Ltd. Articles of Amalgamation (incorporated by reference to Exhibit 3.5 of the Luscar Coal Ltd. Registration
                  Statement on Form F-1 (Registration No. 333-14072))

         1.6      Luscar Ltd. By-Law (incorporated by reference to Exhibit 3.6 of the Luscar Coal Ltd. Registration Statement on Form F-1
                  (Registration No. 333-14072))

         1.7 3718492 Canada Inc. Articles of Amalgamation (incorporated by reference to Exhibit 3.7 of the Luscar Coal Ltd. Registration
                  Statement on Form F-1 (Registration No. 333-14072))

         1.8      3718492 Canada Inc. By-Law (incorporated by reference to
                  Exhibit 3.8 of the Luscar Coal Ltd. Registration Statement on
                  Form F-1 (Registration No. 333-14072))

         2.1      Indenture, dated as of October 10, 2001, among Luscar Coal
                  Ltd., the Guarantors (as defined therein) and Bank One Trust
                  Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Luscar Coal Ltd. Registration Statement on
                  Form F-1 (Registration No. 333-14072))

         2.2      Exchange and Registration Rights Agreement, dated October 10,
                  2001 by and among Luscar Coal Ltd., Luscar Energy Partnership,
                  Luscar Coal Income Fund, Luscar Ltd., 3718492 Canada Inc. and
                  Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 of the Luscar Coal Ltd. Registration Statement on Form F-1
                  (Registration No. 333-14072))

         4.1 Reclamation Security Support Agreement dated October 10, 2001, among Luscar Coal Ltd., Ontario Teachers' Plan Pension Board and Sherritt International Corporation (incorporated by reference to Exhibit 10.1 of the Luscar Coal Ltd. Registration
                  Statement on Form F-1 (Registration No. 333-14072))

         4.2 Revolving Credit Agreement, dated as of October 5, 2001, between Luscar Coal Ltd., The Bank of Nova Scotia, BNP Paribas
                  (Canada), Bank of Montreal and Luscar Energy Partnership
                  (incorporated by reference to Exhibit 10.2 of the Luscar Coal
                  Ltd. Registration Statement on Form F-1 (Registration No.
                  333-14072))

         7.1      Statement regarding Computation of Ratios

         8.1      List of Subsidiaries of the Registrant


                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               LUSCAR COAL LTD.


                                               By:     /S/ Joseph W. Bronneberg
                                                  ------------------------------
Date:   May 28, 2002                           Name:    Joseph W. Bronneberg
     -------------------------                      ----------------------------
                                               Title:   Vice-President, Finance
                                                     ---------------------------

                          INDEX TO FINANCIAL STATEMENTS

LUSCAR ENERGY PARTNERSHIP
   CONSOLIDATED FINANCIAL STATEMENTS
      Auditors' report........................................................................................        F-4
      Consolidated balance sheets.............................................................................        F-5
      Consolidated statement of earnings......................................................................        F-6
      Consolidated statement of cash flows....................................................................        F-7
      Notes to consolidated financial statements..............................................................        F-8

LUSCAR COAL LTD.
   CONSOLIDATED FINANCIAL STATEMENTS
      Auditors' reports.......................................................................................       F-33
      Consolidated balance sheets.............................................................................       F-35
      Consolidated statements of deficit......................................................................       F-36
      Consolidated statements of loss.........................................................................       F-37
      Consolidated statements of cash flows...................................................................       F-38
      Notes to consolidated financial statements..............................................................       F-39

LUSCAR COAL INCOME FUND
   FINANCIAL STATEMENTS
      Auditors' report........................................................................................       F-69
      Balance sheets..........................................................................................       F-70
      Statements of earnings..................................................................................       F-71
      Statements of unitholders' equity.......................................................................       F-72
      Statements of cash flows................................................................................       F-73
      Notes to financial statements...........................................................................       F-74


                      (This page intentionally left blank)

CONSOLIDATED FINANCIAL STATEMENTS OF

LUSCAR ENERGY PARTNERSHIP

DECEMBER 31, 2001

                                AUDITORS' REPORT


To the Management Committee of
Luscar Energy Partnership

         We have audited the consolidated balance sheets of Luscar Energy Partnership as at December 31, 2001 and February 20, 2001 and the consolidated statements of earnings and cash flows for the period from February 20, 2001 to December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2001 and February 20, 2001 and the results of its operations and its cash flows for the period from February 20, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada                                (signed) Deloitte & Touche LLP
February 28, 2002                               Chartered Accountants

LUSCAR ENERGY PARTNERSHIP


                           CONSOLIDATED BALANCE SHEETS

                                                       AS AT           AS AT
                                                    DECEMBER 31      FEBRUARY 20
(in thousands)                                         2001             2001
                                                    -----------      -----------

ASSETS
Current
    Cash and cash equivalents ..................    $   60,331      $     --
    Accounts receivable ........................        92,384           8,552
    Income taxes recoverable ...................         6,484            --
    Inventories [note 4] .......................        70,337            --
    Overburden removal costs ...................        28,225            --
    Prepaid expenses ...........................         4,766            --
                                                    ----------      ----------
                                                       262,527           8,552
Capital assets [note 5] ........................     1,319,971            --
Investment in Luscar Coal Income Fund [note 3] .          --            17,504
Other assets [note 6] ..........................        30,033            --
                                                    ----------      ----------
                                                    $1,612,531      $   26,056
                                                    ==========      ==========
LIABILITIES AND PARTNERS' EQUITY
Current
    Trade accounts payable and accrued charges .    $   40,596      $     --
    Accrued interest payable ...................         9,970            --
    Accrued payroll and employee benefits ......        12,671            --
    Income taxes payable .......................         1,105            --
    Current portions of:
        Financial instruments [note 16] ........         4,324            --
        Long-term debt [note 7] ................         2,980            --
        Accrued reclamation costs [note 8] .....        21,002            --
        Future income taxes [note 11] ..........         2,800            --
                                                    ----------      ----------
                                                        95,448            --
Long-term debt [note 7] ........................       517,632            --
Financial instruments [note 16] ................         2,823            --
Accrued reclamation costs [note 8] .............        30,843            --
Future income taxes [note 11] ..................       468,822            --
                                                    ----------      ----------
                                                     1,115,568            --
                                                    ----------      ----------

PARTNERS' EQUITY
    Partners' equity [note 9] ..................       496,963          26,056
                                                    ----------      ----------

                                                    $1,612,531      $   26,056
                                                    ==========      ==========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                       CONSOLIDATED STATEMENT OF EARNINGS
               PERIOD FROM FEBRUARY 20, 2001 TO DECEMBER 31, 2001

(in thousands)

Revenue ..................................................................      $ 408,899
Cost of sales ............................................................        307,438
                                                                                ---------
Operating margin .........................................................        101,461
Selling, general and administrative expenses .............................          8,277
Other income .............................................................         (1,972)
                                                                                ---------
Operating earnings before depreciation and amortization ..................         95,156
Depreciation and amortization [notes 5 and 6] ............................         57,000
                                                                                ---------
Operating earnings before interest and foreign currency translation loss .         38,156
Foreign currency translation loss [note 7] ...............................          8,415
Interest expense [note 10] ...............................................         31,466
                                                                                ---------
Loss before income taxes .................................................         (1,725)
Income tax recovery [note 11] ............................................        (23,975)
                                                                                ---------
Net earnings for the period ..............................................      $  22,250
                                                                                =========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENT OF CASH FLOWS
               PERIOD FROM FEBRUARY 20, 2001 TO DECEMBER 31, 2001

(in thousands)

OPERATING ACTIVITIES
Net earnings for the period .....................................................      $  22,250
Non-cash items:
   Depreciation and amortization [notes 5 and 6] ................................         57,000
   Future income taxes [note 11] ................................................        (25,772)
   Accrued reclamation costs [note 8] ...........................................         (4,977)
   Interest income earned on sinking funds [note 10] ............................         (3,862)
   Foreign currency translation loss [note 7] ...................................          8,415
   Financial instruments [note 16] ..............................................             63
   Gains on disposals of capital assets .........................................         (1,714)
                                                                                       ---------
Cash provided by operating activities before change in non-cash working capital .         51,403
   Change in non-cash working capital [note 15] .................................        (20,383)
                                                                                       ---------
                                                                                          31,020
                                                                                       ---------
INVESTING ACTIVITIES
Capital asset purchases .........................................................        (16,605)
Proceeds on disposals of capital assets .........................................             32
Other investments ...............................................................         (1,242)
Investment in Luscar Coal Income Fund [note 3] ..................................       (351,193)
                                                                                       ---------
                                                                                        (369,008)
                                                                                       ---------
FINANCING ACTIVITIES
Deferred financing costs incurred ...............................................        (16,957)
Long-term debt issued ...........................................................        429,660
Operating line of credit ........................................................        (29,825)
Long-term debt repaid ...........................................................       (341,768)
Capital contributions by partners ...............................................        357,209
                                                                                       ---------
                                                                                         398,319
                                                                                       ---------
Change in cash position .........................................................         60,331
Cash position, beginning of period ..............................................           --
                                                                                       ---------
Cash position, end of period ....................................................      $  60,331
                                                                                       =========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               PERIOD FROM FEBRUARY 20, 2001 TO DECEMBER 31, 2001

(in thousands, except for per unit amounts)


1.       ORGANIZATION

         Luscar Energy Partnership ("LEP") was formed on February 20, 2001, as a general partnership under the laws of the Province of Ontario. At its inception, LEP was named "Sherritt Coal Partnership" and OTPPB SCP Inc. ("OTPPB"), a subsidiary of the Ontario Teachers' Pension Plan Board, and Sherritt International Corporation ("Sherritt"), each owned 50 percent of the general partnership interests in LEP, either directly or indirectly. Profits and losses of LEP are allocated to or borne by the partners according to their respective partnership interests. On August 9, 2001, LEP changed its name to "Luscar Energy Partnership". In September 2001, Sherritt transferred its interest in LEP to Luscar Energy Holdings, Ltd.

         LEP was formed to acquire all of the trust units and convertible debentures of Luscar Coal Income Fund ("LCIF"). On March 8, 2001, LEP made a formal offer to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. As at June 30, 2001, LEP held all issued and outstanding securities of LCIF. The acquisition has been accounted for as if LEP acquired full ownership of LCIF effective May 11, 2001.

         The consolidated statements of earnings and cash flows are for the period from February 20, 2001 to December 31, 2001. LEP had no operations prior to the acquisition of LCIF on May 11, 2001.

2.       ACCOUNTING POLICIES

         LEP prepares its financial statements following Canadian generally accepted accounting principles. As described in Note 17, these principles differ in certain respects from generally accepted accounting principles in the United States. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the notes, should be considered an integral part of the financial statements.

USE OF ESTIMATES

         In preparing LEP's financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         In particular, the amounts recorded for depreciation and amortization of mining properties and for reclamation, site restoration and mine closure are based on estimates of coal reserves and future costs. These estimates and those related to the cash flows used to assess impairment of capital assets are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which, in management's opinion, are within reasonable limits of materiality.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of LEP and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method, whereby consolidated accounts include LEP's share of joint venture assets, liabilities, revenues, expenses and cash flows.

REVENUE RECOGNITION

         Revenue is recognized when title to the coal passes to the customer. For domestic coal sales to power generating utility customers, this occurs when the coal is delivered to the generating station; for other domestic customers, this generally occurs when the coal is loaded at the mine. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand and in banks as well as all highly liquid short-term securities with original maturities of three months or less.

OVERBURDEN REMOVAL COSTS

         Costs of removing overburden are charged to earnings at average cost when the coal is produced. Costs incurred related to future production are recorded as current assets.

INVENTORIES

         Coal inventories are valued at the lower of average production cost and net realizable value. Average production cost includes labor, supplies, equipment costs, direct and allocable indirect operating overhead and, in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

         Mine supplies are recorded at the lower of average cost and replacement cost.

RECLAMATION

         Estimated future expenditures for reclamation, site restoration and mine closure are charged to earnings on a unit of production basis over the expected life of each mine's reserves. Amounts charged to earnings but not yet paid are included in accrued reclamation costs. Reclamation expenditures are included in current liabilities to the extent that they are planned within the next year.

CAPITAL ASSETS

         Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

         Mining properties .................... 3 - 40 years
         Plant and buildings .................. 5 - 40 years
         Equipment ............................ 3 - 35 years

         Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines and properties under development. Mine development costs incurred to access reserves on producing mines are capitalized as incurred. The carrying value of mining properties is periodically reviewed using projected undiscounted cash flows.

         Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

         Interest on funds borrowed to construct capital assets is capitalized if the construction period exceeds one year. Repair and maintenance costs related to capital assets are expensed as incurred.

DEFERRED FINANCING COSTS

         Financing costs incurred to arrange credit facilities are deferred and amortized on a straight-line basis over the period to maturity of the related debt.

INCOME TAXES

         LEP's subsidiary corporations follow the liability method of tax allocation in accounting for income taxes. Under this method, future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which recovery or settlement of temporary differences is expected. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.

         LCIF is a unit trust for income tax purposes and as such is only taxable on any taxable income not allocated to LEP. Any taxable income of LEP is taxed in the hands of the individual corporate partners.

FOREIGN CURRENCY

         Transactions and balances denominated in a foreign currency are translated using the temporal method, whereby monetary balances are translated at the rate of exchange at the balance sheet date; non-monetary balances are translated at historic exchange rates; and revenues and expenses are translated at prevailing exchange rates. The resulting gains and losses are included in earnings in the current year.

POST EMPLOYMENT BENEFITS

         The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

         LEP uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

FINANCIAL INSTRUMENTS

         Unless otherwise disclosed, the fair value of financial instruments approximates their carrying value in these financial statements.

         Forward currency exchange contracts are utilized to manage the risk associated with future revenue flows denominated in U.S. dollars. Revenue matched to such forward currency exchange contracts is recorded at the related contract exchange rates in the period the contracts are settled.

3.       BUSINESS ACQUISITION

         On February 20, 2001, the partners contributed 5,701 trust units issued by LCIF, which LEP recorded at their estimated fair value of $3.07 per unit. The fair value of the trust units was estimated by reference to the market price of the trust units at the time of the transfer. The consideration for the 84,999 remaining units included cash of $239,994 and 25,000 restricted voting shares of Sherritt International Corporation, which were contributed to LEP at a fair value of $4.00 per share. The fair value of the restricted voting shares of Sherritt was estimated by reference to the market price of the shares prior to the offer to acquire the trust units. The convertible debentures were purchased or redeemed for cash of $105 per $100 of principal amount. The total consideration paid to acquire the securities of LCIF is summarized below:

Trust units contributed by partners ........................    $ 17,504
Trust units acquired, at cost ..............................     339,994
Convertible debentures acquired or redeemed, at cost .......     105,000
Costs incurred in connection with the acquisition ..........       9,000
                                                                --------
Total consideration ........................................    $471,498
                                                                ========

         LEP has prepared consolidated financial statements for the period commencing after the effective date of the acquisition. The allocation to the underlying assets and liabilities of LCIF and its wholly owned subsidiaries, Luscar Coal Ltd. ("Luscar") and Luscar Ltd., is as follows:

Working capital (including cash of $2,801) ...............    $   90,551
Capital assets ...........................................     1,357,934
Pension surplus and other assets .........................        12,623
                                                              ----------
                                                               1,461,108
                                                              ----------
Long-term debt ...........................................       428,167
Future income taxes ......................................       497,537
Financial instruments ....................................         7,084
Deferred reclamation costs ...............................        56,822
                                                              ----------
                                                                 989,610
Purchase price ...........................................    $  471,498
                                                              ==========

4.       INVENTORIES

                                   AS AT               AS AT
                                DECEMBER 31         FEBRUARY 20
                                   2001                2001
                                -----------         -----------
Coal ....................        $41,997             $   --
Mine supplies ...........         28,340                 --
                                 -------             --------
                                 $70,337             $   --
                                 =======             ========

5.       CAPITAL ASSETS

                                                 AS AT DECEMBER 31, 2001
                                      ---------------------------------------------
                                                      ACCUMULATED
                                                      DEPRECIATION
                                                          AND             NET BOOK
                                        COST          AMORTIZATION         VALUE
                                     ----------       ------------       ----------

Mining properties ..............     $1,059,280        $   44,509        $1,014,771
Plant and buildings ............         44,754             4,836            39,918
Equipment ......................        255,894             1,709           254,185
Equipment under capital lease ..          7,070               253             6,817
Deferred exploration ...........          4,280              --               4,280
                                     ----------        ----------        ----------
                                     $1,371,278        $   51,307        $1,319,971
                                     ==========        ==========        ==========

         Depreciation and amortization provided in the accounts amounted to $56,244 for the period ended December 31, 2001.

6.       OTHER ASSETS

                                                                 AS AT          AS AT
                                                               DECEMBER 31    FEBRUARY 20
                                                                  2001           2001
                                                               -----------    -----------

Deferred financing costs, net of accumulated amortization ..     $18,689        $   --
Defined benefit pension plans ..............................       5,685            --
Investments and other assets ...............................       5,659            --
                                                                 -------        --------
                                                                 $30,033        $   --
                                                                 =======        ========

         Deferred financing costs are amortized over the term of the related financing. Amortization in the amount of $756 has been provided against deferred financing costs for the period ended December 31, 2001.

         Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

          LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans, however unionized employees at two mines are members of active defined benefit pension plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP has no other retirement or post-employment benefits.

          The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2001:

Expected long-term rate of return on plan assets..............   7.00 - 7.50%
Discount rate on pension obligations..........................   7.00 - 7.50%
Rate of compensation increases................................   3.50 - 4.50%
Average remaining service period of active employees..........   4 - 15 years

          LEP's net pension plan expense is as follows:

                                                          PERIOD FROM
                                                          FEBRUARY 20
                                                              TO
                                                          DECEMBER 31
                                                             2001
                                                          -----------

Current service cost --defined benefit .............       $ 1,374
                     --defined contribution ........         3,597
Interest cost ......................................         2,338
Expected return on plan assets .....................        (2,567)
Loss on plan settlement ............................         2,672
Increase in valuation allowance at end of year .....           931
                                                           -------
Net pension plan expense ...........................       $ 8,345
                                                           =======

         Information about LEP's defined benefit pension plans, in aggregate, is as follows:

                                                  PERIOD FROM
                                                  FEBRUARY 20
                                                      TO
                                                  DECEMBER 31
                                                     2001
                                                  -----------
Accrued benefit obligation
    Balance, at May 11, 2001 ................      $ 49,880
    Current service costs ...................         1,374
    Interest cost ...........................         2,338
    Benefits paid ...........................        (6,834)
    Actuarial loss ..........................           414
    Sale of interest in Line Creek mine .....            56
                                                   --------
    Balance, end of period ..................        47,228
                                                   --------
Plan assets
    Fair value, at May 11, 2001 .............        56,019
    Actual return on plan assets ............         4,283
    Employer contributions ..................         1,626
    Employee contributions ..................          --
    Benefits paid ...........................        (6,834)
    Sale of interest in Line Creek mine .....            56
                                                   --------
    Fair value, end of period ...............        55,150
                                                   --------
Funded status--surplus ......................         7,922
Unamortized net actuarial losses ............        (1,306)
                                                   --------
Accrued benefit pension asset ...............      $  6,616
Valuation allowance .........................          (931)
                                                   --------
Net accrued benefit pension asset ...........      $  5,685
                                                   ========

         The accrued benefit obligations and fair value of plan assets for pension plans with accrued benefit obligations in excess of plan assets were $18,148 and $16,498 respectively, as at December 31, 2001.

         During 2001, LEP settled its obligations for all former employees participating in a defined benefit pension plan, and a loss on settlement of $2,672 is included in pension expense.

7.       LONG-TERM DEBT

                                             AS AT            AS AT
                                          DECEMBER 31      FEBRUARY 20
                                             2001             2001
                                          -----------      -----------

Senior Notes, at time of issue .......     $ 429,660        $    --
Foreign currency translation loss ....         8,415             --
                                           ---------        ---------
Senior Notes, at balance sheet date ..       438,075
Promissory notes .....................        74,928             --
Capital lease obligations ............         7,609             --
                                           ---------        ---------
Long-term debt .......................       520,612             --
Current portion of long-term debt ....         2,980             --
                                           ---------        ---------
                                           $ 517,632        $    --
                                           =========        =========

SENIOR NOTES

         On October 10, 2001, LEP issued US$275,000 of 9.75% senior notes due October 15, 2011 ("Senior Notes"). The proceeds of $429,660 from the Senior Notes were used to repay all of LEP Ltd.'s existing bank credit facilities of $349,271, the costs of $16,957 related to the offering, and the balance of $63,432 was retained to finance LEP's ongoing operating and capital requirements. Concurrently, LEP arranged a $100,000 credit facility ("Senior Credit Agreement") with a syndicate of Canadian chartered banks, under which letters of credit totaling $62,000 were issued at that time to replace letters of credit which had been issued under LEP's bank credit facilities.

         The Senior Notes bear interest at 9.75% per annum, which is payable semi-annually commencing April 15, 2002 until the principal amount becomes due on October 15, 2011. The Senior Notes are senior unsecured obligations and will rank equally with all other senior unsecured obligations.

         Under the provisions of the Senior Notes, additional amounts will be payable if payments are subject to withholding or deduction for taxes. The additional amounts will be sufficient such that the net amount received by the holders of the Senior Notes will not be less than the amount the holder would have received if such taxes had not been withheld or deducted. In the event that LEP is obligated to make such deductions or withholdings, LEP will have the option to redeem the Senior Notes for the principal amount.

         LEP has the option to redeem all or a portion of the Senior Notes after October 15, 2006 at a redemption price of 104.875% of the principal amount, declining to 103.250% after October 15, 2007, to 101.625% after October 15, 2008 and at par after October 15, 2009. Prior to October 15, 2006, LEP has the option to redeem all or a portion of the Senior Notes for the principal amount plus an applicable premium equal to the greater of 1% of the principal amount and the excess of: (i) the net present value, at the redemption date, of the redemption price of 104.875% on October 15, 2006 together with all required interest payments through October 15, 2006, computed using a discount rate equal to the yield to maturity of United States Treasury securities maturing on or about October 15, 2006, plus 50 basis points; over (ii) the principal amount of the Senior Notes. On or before October 15, 2004 LEP may redeem up to 35% of the Senior Notes at 109.75% of the principal amount with the net cash proceeds of specified sales of common equity interests. Upon the occurrence of a change in control, the holders of Senior Notes may require LEP to purchase the Senior Notes for 101% of the principal amount. To the extent there are excess proceeds from specified types of asset sales, LEP or the holders of Senior Notes may elect to redeem or repurchase a portion of the Senior Notes at 100% of the principal amount.

         The indenture under which the Senior Notes were issued contains covenants which restrict the ability of LEP to (i) incur additional indebtedness and issue equity; (ii) make investments; (iii) declare or pay dividends or other distributions; (iv) incur payment restrictions that other parties may impose;
(v) conduct transactions with affiliates; (vi) make asset sales or use proceeds from permitted asset sales; (vii) incur liens; and (viii) consolidate or merge with, or into, or transfer all or substantially all of an entity's assets, to another person.

         The estimated fair value of the Senior Notes as at December 31, 2001 was $453,408, based on quoted market values.

SENIOR CREDIT AGREEMENT

         The Senior Credit Agreement with a syndicate of Canadian chartered banks consists of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base which includes accounts receivable, coal inventory and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins which range from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before depreciation and amortization. To date, there have been no advances made under this facility and $63,921 of letters of credit have been issued.

BANK CREDIT FACILITIES

         At the time of the acquisition, Luscar was indebted to a Canadian chartered bank for $360,950 that included drawings of $21,200 under an operating line of credit and $339,750 of non-revolving term credit facilities. LEP made principal repayments of $5,000 on each of June 30 and September 30, 2001 and repaid all amounts outstanding under these bank credit facilities using the proceeds from the Senior Notes on October 10, 2001. Letters of credit issued under the operating line of credit were cancelled on October 10, 2001 and replaced with letters of credit issued under the Senior Credit Agreement.

PROMISSORY NOTES

                                                      AS AT            AS AT
                                                   DECEMBER 31      FEBRUARY 20
                                                      2001             2001
                                                   -----------      ----------

12.75% promissory note due May 18, 2003 .......     $ 45,000         $    --
Less sinking fund .............................      (21,214)             --
                                                    --------         ---------
                                                      23,786              --
                                                    --------         ---------
9.625% promissory note due December 30, 2004 ..       89,300              --
Less sinking fund .............................      (38,158)             --
                                                    --------         ---------
                                                      51,142              --
                                                    --------         ---------
                                                    $ 74,928         $    --
                                                    ========         =========

         The promissory notes were issued to finance the acquisition of a dragline and the Poplar River mine in conjunction with long-term coal supply agreements with a Crown corporation. A chattel mortgage on the dragline secures the 12.75% promissory note and the assets, rights and agreements related to the Poplar River mine secure the 9.625% promissory note. The promissory notes and the acquired assets are integral to the coal supply agreements and amounts paid to LEP for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory notes. At maturity, LEP is obligated to repay the promissory notes, net of related sinking funds. Under the provisions of the coal supply agreements, the Crown corporation will immediately reimburse LEP for the net repayment as a component of the coal price. LEP is required to make annual sinking fund payments of $450 on the 12.75% promissory note and $893 on the 9.625% promissory note.

         The sinking funds, which are held by the note trustee as collateral for the promissory notes, are primarily invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at December 31, 2001, was $62,213.

CAPITAL LEASE OBLIGATIONS

         Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest.

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                 AS AT DECEMBER 31, 2001
                                                       -----------------------------------------
                                                                                       CAPITAL
                                                         SENIOR       PROMISSORY        LEASE
                                                         NOTES           NOTES       OBLIGATIONS
                                                       --------       ----------     -----------

2002 .............................................     $   --          $  1,343        $  2,201
2003 .............................................         --            24,232           2,201
2004 .............................................         --            49,353           2,381
2005 .............................................         --              --             1,845
2006 and thereafter ..............................      438,075            --              --
                                                       --------        --------        --------
                                                       $438,075        $ 74,928           8,628
                                                       ========        ========        ========
Less interest included therein ..................................................         1,019
                                                                                       --------
Present value of minimum capital lease payments .................................      $  7,609
                                                                                       ========

8.       ACCRUED RECLAMATION COSTS

                                          PERIOD FROM
                                          FEBRUARY 20
                                              TO              AS AT
                                          DECEMBER 31      FEBRUARY 20
                                             2001             2001
                                          -----------      -----------

Balance, beginning of period .........     $   --           $    --
Obligations assumed on May 11, 2001 ..       56,822              --
Reclamation cost provision ...........        9,700              --
Expenditures incurred ................      (14,677)             --
                                           --------         ---------
Balance, end of period ...............       51,845              --
Current portion ......................       21,002              --
                                           --------         ---------
                                           $ 30,843         $    --
                                           ========         =========

9.       PARTNERS' EQUITY

                                                                  PERIOD FROM
                                                                  FEBRUARY 20
                                                                      TO             AS AT
                                                                  DECEMBER 31     FEBRUARY 20
                                                                     2001            2001
                                                                  -----------     -----------

Trust units contributed on February 20, 2001, at fair value ..     $ 17,504        $ 17,504
Cash to be contributed by Sherritt ...........................         --             8,552
Cash and Sherritt shares contributed effective May 11, 2001 ..      457,209            --
                                                                   --------        --------
Equity contributed by the partners ...........................      474,713          26,056
Net earnings for the period ..................................       22,250            --
                                                                   --------        --------
                                                                   $496,963        $ 26,056
                                                                   ========        ========

10.      INTEREST EXPENSE

                                           PERIOD FROM
                                           FEBRUARY 20
                                               TO
                                           DECEMBER 31
                                              2001
                                           -----------

Senior Notes ..........................     $  9,492
Operating line of credit ..............        1,038
Long-term bank debt ...................       13,562
Promissory notes ......................        5,467
Capital leases ........................          189
Cash and cash equivalents .............          (89)
                                            --------
                                              29,659
Financial instruments [note 16] .......        5,644
Other .................................       (3,837)
                                            --------
                                            $ 31,466
                                            ========

         Interest expense on promissory notes for the period ended December 31, 2001 is net of $3,862 income earned on the related sinking fund assets.

11.      INCOME TAXES

                                                                       AS AT
                                                                    DECEMBER 31
                                                                       2001
                                                                    -----------
Future income tax liabilities
    Capital assets ...............................................    $497,452
    Overburden removal costs .....................................       9,234
                                                                      --------
                                                                       506,686
Future income tax assets
    Accrued reclamation and other items not currently deductible .      18,586
    Net operating losses carried forward .........................      16,478
                                                                      --------
                                                                        35,064
    Net future income tax liability ..............................     471,622
    Less:  current portion of future income tax liabilities ......       2,800
                                                                      --------
                                                                      $468,822
                                                                      ========

         The provisions for future income taxes differs from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes. This difference is explained below:

                                                                                     PERIOD FROM
                                                                                     FEBRUARY 20
                                                                                         TO
                                                                                     DECEMBER 31
                                                                                        2001
                                                                                     -----------

Loss before income taxes .......................................................      $  1,725
Statutory income tax rate ......................................................         44.26%
                                                                                      --------
Expected tax expense (recovery) ................................................      $   (763)
Effect on income tax of:
    Excess of statutory resource allowance over non-deductible Crown charges ...        (7,443)
    Capital taxes ..............................................................         1,797
    Other ......................................................................       (17,566)
                                                                                      --------
Income tax (recovery) ..........................................................      $(23,975)
                                                                                      ========
Current
                                                                                         1,797
Future .........................................................................       (25,772)
                                                                                      --------
Income tax (recovery) ..........................................................      $(23,975)
                                                                                      ========

         LEP's subsidiary companies have the following deductions available to claim against future taxable income:

                                          MAXIMUM           AS AT
                                           ANNUAL        DECEMBER 31
                                       RATE OF CLAIM        2001
                                       -------------     -----------
Undepreciated capital cost .........        25%            $231,008
Canadian development expense .......        30%               2,511
Canadian exploration expense .......       100%               2,811
Other ..............................        10%               6,560
                                                           --------
                                                           $242,890
                                                           ========

         LEP's subsidiary companies had non-capital losses carried forward which expire in the following years:

                                             AS AT
                                          DECEMBER 31
                                             2001
                                          -----------

2003 ...................................    $15,665
2004 ...................................      1,576
2005 ...................................     20,538
                                            -------
                                            $37,779
                                            =======

12.      RELATED PARTY TRANSACTIONS

         LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both partners for all third-party costs incurred in connection with LEP's offer to acquire securities of LCIF. During the period from February 20 to December 31, 2001 LEP incurred $828 for such services and costs which are included in selling, general and administrative expenses.

13.      SEGMENT INFORMATION

         LEP owns and operates surface mines located in Western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations have similar economic and operating characteristics, customers and products and have been aggregated for the purposes of segment reporting.

         Enterprise-wide disclosures with respect to products, geographic areas and major customers are as follows:

                                       PERIOD FROM FEBRUARY 20
                                           TO DECEMBER 31
                                                2001
                                       -----------------------
                                                      TONNES
                                       REVENUES       SHIPPED
                                       --------       --------
Products
    Metallurgical .................    $102,733          1,555
    Thermal .......................     306,166         21,464
                                       --------       --------
                                       $408,899         23,019
                                       ========       ========

                                     PERIOD FROM FEBRUARY 20
                                         TO DECEMBER 31
                                              2001
                                    --------------------------
                                                      TONNES
                                    REVENUES          SHIPPED
                                    --------          --------
Geographic areas
    Japan .....................     $ 59,841          $    981
    Korea .....................       43,009             1,022
    United States .............       27,249               306
    South America .............       22,380               422
    Other .....................       15,922               224
                                    --------          --------
    Total export ..............      168,401             2,955
    Canada ....................      240,498            20,064
                                    --------          --------
                                    $408,899            23,019
                                    ========          ========

         Export coal sales are generally denominated in U.S. currency.

         Revenues are derived from significant customers and in some cases, substantially all production from a particular mine is sold to one customer. The number of customers each accounting for more than 10 percent of revenue is as follows:

                                      PERIOD FROM FEBRUARY 20
                                           TO DECEMBER 31
                                               2001
                                    ---------------------------
                                                      NUMBER OF
                                    REVENUES          CUSTOMERS
                                    --------          ---------
Major customers
    Metallurgical ...........       $ 27,852                 2
    Thermal .................        236,359                 4

         Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

14.      JOINT VENTURES

         LEP conducts a portion of its exploration, development and mining operations through its 50 percent interests in the Cardinal River joint venture (which operates the Luscar mine and Cheviot project) and the Line Creek joint venture (which operates the Line Creek mine). A portion of LEP's cash flow from operations, operating margin, and capital expenditures is derived from the joint ventures. Coal production is allocated to each of the joint venture participants who are separately responsible for marketing their share of the coal production; and therefore, the joint ventures do not derive revenues from the sale of coal. LEP's share of operating expenses related to mining activities is included in the cost of inventories and charged to operations as revenues are recognized.

                                                                                          AS AT
                                                                                       DECEMBER 31
                                                                                          2001
                                                                                       -----------
Share of assets and liabilities of joint ventures
    Current assets ...............................................................      $  57,475
    Current liabilities ..........................................................        (12,558)
                                                                                        ---------
    Working capital ..............................................................         44,917
    Capital assets, net of accumulated depreciation and amortization .............         70,222
    Accrued reclamation costs ....................................................         (9,535)
    Obligations under capital lease ..............................................         (3,156)
                                                                                        ---------
                                                                                        $ 102,448
                                                                                        =========

                                                                     PERIOD FROM
                                                                     FEBRUARY 20
                                                                         TO
                                                                     DECEMBER 31
                                                                        2001
                                                                     -----------
Share of expenses and cash flows of joint ventures
    Expense .....................................................     $ 105,430

    Cash flows from:
        Operations ..............................................     $ (93,288)
        Investing activities ....................................        (3,055)
        Financing activities ....................................          --

15.      STATEMENT OF CASH FLOWS

         The consolidated statement of cash flows has been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in the these financial statements.

                                                           PERIOD FROM
                                                           FEBRUARY 20
                                                               TO
                                                           DECEMBER 31
                                                              2001
                                                           -----------

Changes in non-cash working capital
    Accounts receivable ...............................      $ (8,485)
    Inventories .......................................        (8,036)
    Overburden removal costs ..........................           866
    Prepaid expenses ..................................          (537)
    Accounts payable and accrued charges ..............         4,154
    Accrued interest payable ..........................        (2,131)
    Accrued payroll and employee benefits .............        (6,214)
                                                             --------
                                                             $(20,383)
                                                             ========

                                                                                               PERIOD FROM
                                                                                               FEBRUARY 20
                                                                                                   TO
                                                                                               DECEMBER 31
                                                                                                  2001
                                                                                               -----------

Interest and income taxes paid
    Interest .............................................................................      $ 37,619
    Income taxes .........................................................................           855


Non-cash amounts excluded from statement of cash flows Investing activities:
        Investment in Luscar Coal Income Fund ............................................      $117,504
    Financing activities:
        Capital contributions by partners ................................................      $117,504

16.      FINANCIAL INSTRUMENTS

         LEP assumed certain financial instruments as part of its acquisition of Luscar effective May 11, 2001. The financial instruments were recorded as liabilities to reflect their fair value on the acquisition date.

                                                           AS AT        AS AT
                                                        DECEMBER 31     MAY 11
                                                           2001          2001
                                                        -----------    ---------

Interest rate swap, at fair market value ............     $5,644        $1,936
Forward currency exchange contracts, at book value ..      1,503         5,148
                                                          ------        ------
                                                           7,147         7,084
Less: current portion ...............................      4,324         4,728
                                                          ------        ------
                                                          $2,823        $2,356
                                                          ======        ======

         The interest rate swap with a Canadian chartered bank was originally purchased by Luscar to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. At May 11, 2001, LEP acquired the interest rate swap and recorded the swap at fair value. The carrying value of the swap was amortized over the remaining term of the swap because the swap was used to hedge floating interest rates on long--term bank debt. Therefore, the amortization of the interest rate swap and net settlements were recorded as interest expense on long--term bank debt. On October 10, 2001, LEP repaid all of the floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the fair value and net settlements under the interest rate swap are recorded as other interest expense. During the period from February 20 to December 31, 2001 interest expense included $5,645 of non-cash amounts related to the amortization and revaluation of the interest rate swap.

         Under the forward currency exchange contracts with Canadian chartered banks, LEP will sell U.S. currency that it expects to receive pursuant to long-term sales agreements, thereby reducing the impact on export revenues caused by fluctuations in the rate of exchange between U.S. and Canadian currencies. LEP does not trade in derivative securities for profit therefore gains and losses relating to these hedging activities are recognized as revenues as at the settlement dates.

         The unrealized loss on foreign currency exchange contracts, based on forward contract rates available at December 31, 2001, was:

                                              AS AT DECEMBER 31, 2001
                                    ------------------------------------------
                                    EXCHANGE       CONTRACT         UNREALIZED
                                      RATE          AMOUNT             LOSS
                                      $US            $US               $CAD
                                    --------       --------         ----------
Year of settlement:
2002 ...........................    $ 0.6761       $20,000            $ 2,241
                                                   =======            =======

         Unrealized losses are based on forward contract rates available on December 31, 2001 less the recorded values of these contracts which are based on forward contract rates available on May 11, 2001.

17.      U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of LEP have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States GAAP. Canadian GAAP differs from United States GAAP in the following respects:

A.      STATEMENT OF EARNINGS

                                                          PERIOD FROM
                                                          FEBRUARY 20
                                                              TO
                                                          DECEMBER 31
                                                             2001
                                                          -----------

Net earnings under Canadian GAAP .....................      $22,250
Impact of United States GAAP:
    Derivative financial instruments (a) .............          190
    Income tax rate change(c) ........................       13,388
                                                            -------
Net earnings under United States GAAP ................      $35,828
                                                            =======

B.       STATEMENT OF COMPREHENSIVE INCOME

         Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP. During the period ended December 31, 2001, there were no items of other comprehensive income.

C.       CONSOLIDATED BALANCE SHEET

                                                       AS AT
                                                    DECEMBER 31
                                                       2001
                                                    -----------
Assets
    Current assets ..........................       $  262,527
    Capital assets ..........................        1,347,394
    Other assets ............................           89,405
                                                    ----------
                                                    $1,699,326
                                                    ==========
Liabilities and Partners' Equity
    Current liabilities .....................       $   95,448
    Long-term debt ..........................          577,004
    Other liabilities .......................           36,627
    Future income taxes .....................          479,706
    Partners' equity ........................          510,541
                                                    ----------
                                                    $1,699,326
                                                    ==========

(A)      DERIVATIVE FINANCIAL INSTRUMENTS

         Under United States GAAP, LEP is required to adopt Statement of Financial Accounting Standards No. 133 (SFAS 133) and its related amendments SFAS 137 and SFAS 138. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately.

         Effective May 11, 2001, the date of acquisition of LCIF and Luscar by LEP, the hedging activities and other derivative financial instruments of Luscar are included in the consolidated financial results of LEP. This included an interest rate swap contract used to manage interest rate risk on long-term debt, forward currency exchange contracts, which are utilized to manage the economic risk associated with future revenue flows denominated in United States dollars, and fixed price energy purchase contracts covering future committed and anticipated energy requirements. Because LEP did not anticipate the need to prepare its financial statements in accordance with United States GAAP, LEP has not prepared the documentation required to qualify these instruments for hedge accounting.

         Under Canadian GAAP, LEP recorded a liability of $7,084 as at May 11, 2001 for the purchase of LCIF and Luscar that represented the fair value of the interest rate swap and the forward currency exchange contracts that were accounted for as hedges under Canadian GAAP. Under US GAAP, an additional liability of $3,411 ($3,302 as at December 31, 2001) was recorded as part of the US GAAP purchase price representing the fair value of certain fixed price energy purchase contracts that met the definition of a derivative under SFAS 133. On December 31, 2001, the fair value of all financial instruments and purchase contracts that met the definition of a derivative under SFAS 133 was a fair value loss of $2,961 recorded in other liabilities. The change in fair value from May 12, 2001 to December 31, 2001 was a loss of $341 ($190 net of tax) that was recorded in earnings for US GAAP purposes.

         LEP's electricity power purchase strategy is based on diversification of price for its electricity requirements. Its objective is to acquire a reliable supply of electrical power in a manner that minimizes volatility without undue risk. LEP has entered into these energy contracts with Canadian corporations, and these contracts are intended to hedge the future cost of the committed and anticipated power requirements for its mining operations. LEP enters into such fixed price contracts to reduce price risk, not for speculative purposes. LEP has the following fixed price contracts:

                                        AS AT DECEMBER 31, 2001
                                        -----------------------
                                        PURCHASE       CONTRACT
                                         PRICE          VOLUME
                                        --------       --------

Natural gas (gigajoules) ..........     $  4.78          180
Natural gas (gigajoules) ..........     $  4.55          235
Natural gas (gigajoules) ..........     $  4.44          380

Electricity (megawatt hours) ......     $ 48.50          105
Electricity (megawatt hours) ......     $ 46.25           96

(B)      PROMISSORY NOTES

         Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted except when a right of setoff exists. A right of setoff requires that each of two parties owes the other determinable amounts and that the reporting party has the right to set off the amount owed with the amount owed by the other party. The sinking funds, which have been setoff against the promissory notes under Canadian GAAP, do not qualify for offsetting under United States GAAP. The sinking funds are therefore reflected as other assets under United States GAAP.

(C)      INCOME TAX RATE CHANGE

         A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 and was enacted in the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates has been reflected in the purchase price equation (Note 3). However, under U.S. GAAP net earnings for the period include $13,388 related to the benefit of the tax rate reduction. Under U.S. GAAP, capital assets increase by $24,121 and future income tax liabilities increase by $10,733 at December 31, 2001.

(D)      EMPLOYEE TERMINATION BENEFITS

         United States GAAP requires additional disclosure regarding employee termination provisions. The information provided below relates to provisions for employee terminations made by Luscar.

                                       GREGG RIVER                    LUSCAR MINE
                                 ------------------------        -------------------------
                                 EMPLOYEES        AMOUNT         EMPLOYEES       AMOUNT(1)
                                 ---------        -------        ---------       ---------

Balance, May 11, 2001 .......          43         $ 1,127             328         $ 3,714
Paid during 2001 ............          (8)            (66)             (3)            (28)
Adjustment in 2001 ..........        --              --               (92)         (1,900)
                                  -------         -------         -------         -------
Balance, December 31, 2001 ..          35         $ 1,061             233         $ 1,786
                                  =======         =======         =======         =======

(1) LEP's 50% share

          During the period from February 20 to December 31, 2001, LEP adjusted the estimated provisions for employee termination benefits to reflect resignations and transfers of employees to other LEP mining operations.

(E)       OTHER DISCLOSURES

         United States GAAP does not permit the disclosure of the subtotals of operating earnings before depreciation and amortization and earnings before interest and foreign exchange loss in the consolidated statements of earnings. Furthermore, United States GAAP does not permit the disclosure of the subtotal of the cash provided by operating activities before change in non-cash working capital in the consolidated statements of cash flows.

(F)      NEW ACCOUNTING STANDARDS

         SFAS NO. 141--BUSINESS COMBINATIONS; SFAS NO. 142--GOODWILL AND OTHER INTANGIBLE ASSETS. In June 2001, the Financial Accounting Standards Board approved Statement No. 141, "Business Combinations" (SFAS 141), and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Those statements will change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement. SFAS 142 will be applicable for fiscal years beginning after December 15, 2001; however earlier adoption is permitted for companies with fiscal years beginning on or after March 15, 2001. LEP has not recorded any goodwill and has no intangibles on its balance sheet and SFAS No. 142 will not impact amortization expenses.

         SFAS NO. 143--ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. In June 2001, the Financial Accounting Standards Board approved Statement No. 143 (SFAS
143), "Accounting for Asset Retirement Obligations". That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is applicable for years beginning after June 15, 2002. LEP has not yet determined the effects of the new standard, if any, on its financial statements.

         SFAS NO. 144--ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. In October 2001, the Financial Accounting Standards Board approved Statement No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and replaces SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. LEP does not expect SFAS 144 to have a material impact on future financial statements.

         ACG NO. 11--ENTERPRISES IN THE DEVELOPMENT STAGE. In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants
(CICA) issued Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" (AcG 11). AcG 11 addresses capitalization of costs and expenditures, impairment and disclosure. Previously, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all entities account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise and requires specific disclosure of information by development stage enterprises. In LEP's case, AcG 11 became effective during the period from February 20, 2001 to December 31, 2001.

         LEP is aware of two alternative views of how AcG 11 affects the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" states that, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Because LEP considers exploration properties to have the characteristics of property, plant and equipment, costs related to the acquisition of such properties are deferred. LEP expenses additional exploration costs incurred before management determines the feasibility of the property and deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

         The alternative view, also under AcG 11, is that there would be a regular assessment of deferred exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations requires the preparation of projections based on objective evidence of economic reserves, such as a feasibility study. LEP's operations are such that, like most mining enterprises with exploration stage properties, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

         Under the interpretation followed by LEP, AcG 11 will not significantly impact its financial statements. The CICA is currently determining the appropriate interpretation of AcG 11 and CICA Handbook section 3061. If the alternative interpretation is determined to be appropriate, all deferred exploration costs would be written off as a change in accounting policy. As at December 31, 2001, the impact on LEP would be a reduction of capital assets of $4,280, an increase in future income tax assets of $1,412, and a decrease in retained earnings of $2,868. The impact on LEP for the period from February 20, 2001 to December 31, 2001 would be to increase depreciation and amortization by $4,280 and reduce net earnings by $2,868.

         AcG 11 also provides guidance on measuring impairment of pre-operating costs that have been deferred. While this guidance is applicable, LEP does not believe its application would result in impairment of deferred exploration costs.

         CICA HANDBOOK SECTION 1581--BUSINESS COMBINATIONS AND CICA HANDBOOK
SECTION 3062--GOODWILL AND OTHER INTANGIBLE ASSETS. The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) recently issued CICA Handbook Section 1581--Business Combinations and CICA Handbook Section 3062--Goodwill and Other Intangible Assets. Effective July 1, 2001, these standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. As LEP currently has no goodwill or intangible assets recorded in its financial statements, this pronouncement will have no impact on its financial statements.

         CICA HANDBOOK SECTION 1650--FOREIGN CURRENCY TRANSLATION. The Accounting Standards Board of the Canadian Institute of Chartered Accountants
(CICA) recently amended CICA Handbook Section 1650--Foreign Currency Translation (Section 1650). Effective January 1, 2002, Section 1650 requires that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year. These include gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. Section 1650 is to be applied retroactively with restatement of prior periods. LEP has adopted Section 1650 effective February 20, 2001, the date LEP was formed, therefore no restatement of prior periods is required.

18.      CONDENSED CONSOLIDATING INFORMATION

The following condensed consolidated information is provided for the period ending December 31 2001. LEP had no operations prior to the acquisition of LCIF on May 11, 2001 and the statement of earnings and cash flow data of LCIF and Luscar is for the period May 12, 2001 to December 31, 2001.

(A) CONDENSED CONSOLIDATING BALANCE SHEET

                                                                           AS AT DECEMBER 31, 2001
                                                 ------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL    LUSCAR ENERGY    CONSOLIDATING     CONSOLIDATED
                                                 COAL LTD.       INCOME FUND     PARTNERSHIP        ENTRIES            LEP
                                                 ---------       -----------    -------------    -------------     ------------

ASSETS
Current
Cash and cash equivalents ...................   $        10      $        63     $    62,169      $    (1,911)     $    60,331
Accounts receivable .........................        92,384             --              --               --             92,384
Income taxes recoverable ....................         6,300             --               184             --              6,484
Inventories .................................        70,337             --              --               --             70,337
Overburden removal costs ....................        28,225             --              --               --             28,225
Due from related parties ....................        32,244             --           (32,244)            --               --
Prepaid expenses ............................         4,786             --              --                (20)           4,766
                                                -----------      -----------     -----------      -----------      -----------
                                                    234,286               63          30,109           (1,931)         262,527
Investments in related parties ..............          --            555,985         442,186         (998,171)            --
Capital assets ..............................     1,406,274             --              --            (86,303)       1,319,971
Other assets ................................        26,703            2,176           9,000           (7,846)          30,033
                                                -----------      -----------     -----------      -----------      -----------
                                                $ 1,667,263      $   558,224     $   481,295      $(1,094,251)     $ 1,612,531
                                                ===========      ===========     ===========      ===========      ===========

LIABILITIES AND PARTNERS' EQUITY
Current
Bank indebtedness ...........................   $     1,911      $      --       $      --        $    (1,911)     $      --
Trade accounts payable and accrued charges ..        39,584              435           1,100             (523)          40,596
Accrued interest payable ....................         9,970             --              --               --              9,970
Accrued payroll and employee benefits .......        12,671             --              --               --             12,671
Income taxes payable ........................         1,105             --              --               --              1,105
Current portion of financial instruments ....         2,822             --              --              1,502            4,324
Current portion of long-term debt ...........         2,980             --              --               --              2,980
Accrued reclamation costs ...................        21,002             --              --               --             21,002
Due to related parties ......................           245             --              --               (245)            --
Future income taxes .........................         2,800             --              --               --              2,800
                                                -----------      -----------     -----------      -----------      -----------
                                                     95,090              435           1,100           (1,177)          95,448
Long-term debt ..............................       517,632             --              --               --            517,632
Convertible debentures ......................          --            100,000            --           (100,000)            --
Subordinated notes due to LCIF ..............       642,969             --              --           (642,969)            --
Financial instruments .......................         2,823             --              --               --              2,823
Accrued reclamation costs ...................        30,843             --              --               --             30,843
Future income taxes .........................       468,822             --              --               --            468,822
                                                -----------      -----------     -----------      -----------      -----------
                                                  1,758,179          100,435           1,100         (744,146)       1,115,568
Partners' equity ............................       (90,916)         457,789         480,195         (350,105)         496,963
                                                -----------      -----------     -----------      -----------      -----------
                                                $ 1,667,263      $   558,224     $   481,295      $(1,094,251)     $ 1,612,531
                                                ===========      ===========     ===========      ===========      ===========

(B)     CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

                                                                   PERIOD FROM FEBRUARY 20 TO DECEMBER 31, 2001
                                                    --------------------------------------------------------------------------
                                                     LUSCAR        LUSCAR COAL    LUSCAR ENERGY   CONSOLIDATING   CONSOLIDATED
                                                    COAL LTD.      INCOME FUND     PARTNERSHIP       ENTRIES           LEP
                                                    ---------      -----------    -------------   -------------   ------------

Revenue .........................................   $ 405,252       $    --         $    --         $   3,647       $ 408,899
Cost of sales ...................................     307,438            --              --              --           307,438
                                                    ---------       ---------       ---------       ---------       ---------
Operating margin ................................      97,814            --              --             3,647         101,461
Selling, general and administrative expenses ....      10,199              82             865          (2,869)          8,277
Equity pickup ...................................        --            25,010          (2,847)        (22,163)           --
Other expenses (income) .........................      (1,821)           (110)             12             (53)         (1,972)
                                                    ---------       ---------       ---------       ---------       ---------
Operating earnings before depreciation
    and amortization ............................      89,436         (24,982)          1,970          28,732          95,156
Depreciation and amortization ...................      67,665             339            --           (11,004)         57,000
                                                    ---------       ---------       ---------       ---------       ---------
Operating earnings (loss) before interest
    and foreign currency translation loss .......      21,771         (25,321)          1,970          39,736          38,156
Foreign currency translation loss ...............       8,415            --              --              --             8,415
Interest income .................................        --           (33,707)         (5,488)         39,195            --
Interest expense ................................      65,129           5,539              (7)        (39,195)         31,466
                                                    ---------       ---------       ---------       ---------       ---------

Earnings (loss) before income taxes .............     (51,773)          2,847           7,465          39,736          (1,725)
Income tax recovery .............................     (26,763)           --              --             2,788         (23,975)
                                                    ---------       ---------       ---------       ---------       ---------
Net earnings (loss) for the period ..............   $ (25,010)      $   2,847       $   7,465       $  36,948       $  22,250
                                                    =========       =========       =========       =========       =========

(C)  CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                  PERIOD FROM FEBRUARY 20 TO DECEMBER 31, 2001
                                                    --------------------------------------------------------------------------
                                                     LUSCAR        LUSCAR COAL    LUSCAR ENERGY   CONSOLIDATING   CONSOLIDATED
                                                    COAL LTD.      INCOME FUND     PARTNERSHIP       ENTRIES          LEP
                                                    ---------      -----------    -------------   -------------   ------------

OPERATING ACTIVITIES
Net earnings for the period .....................   $ (25,010)      $   2,847       $   7,465       $  36,948       $  22,250
Non-cash items:
    Depreciation and amortization ...............      67,665             339            --           (11,004)         57,000
    Future income taxes .........................     (28,560)           --              --             2,788         (25,772)
    Accrued reclamation costs ...................      (4,977)           --              --              --            (4,977)
    Interest income earned on sinking funds .....      (3,862)           --              --              --            (3,862)
    Financial instruments .......................        --              --              --                63              63
    Foreign currency translation loss ...........       8,415            --              --              --             8,415
    Interest on convertible debentures ..........        --             1,978            --            (1,978)           --
    Equity pickup ...............................        --            25,010          (2,847)        (22,163)           --
    Loss (gain) on disposals of capital assets ..      (1,714)           --              --              --            (1,714)
                                                    ---------       ---------       ---------       ---------       ---------
Cash provided by operating activities before
    change in non-cash working capital ..........      11,957          30,174           4,618           4,654          51,403
    Change in non-cash working capital ..........      (4,909)        (30,111)         19,291          (4,654)        (20,383)
                                                    ---------       ---------       ---------       ---------       ---------
                                                        7,048              63          23,909            --            31,020
                                                    ---------       ---------       ---------       ---------       ---------
INVESTING ACTIVITIES
Capital asset purchases .........................     (16,605)           --              --              --           (16,605)
Proceeds on disposal of capital assets ..........          32            --              --              --                32
Other investments ...............................      (1,242)           --              --              --            (1,242)
Investment in Luscar Coal Income Fund ...........        --              --          (351,193)           --          (351,193)
                                                    ---------       ---------       ---------       ---------       ---------
                                                      (17,815)           --          (351,193)           --          (369,008)
                                                    ---------       ---------       ---------       ---------       ---------

                                                                  PERIOD FROM FEBRUARY 20 TO DECEMBER 31, 2001
                                                    --------------------------------------------------------------------------
                                                     LUSCAR        LUSCAR COAL    LUSCAR ENERGY   CONSOLIDATING   CONSOLIDATED
                                                    COAL LTD.      INCOME FUND     PARTNERSHIP       ENTRIES          LEP
                                                    ---------      -----------    -------------   -------------   ------------

FINANCING ACTIVITIES
Deferred financing costs incurred .............       (16,957)           --             --             --           (16,957)
Long-term debt issued .........................       429,660            --             --             --           429,660
Operating line of credit ......................       (29,825)           --             --             --           (29,825)
Due to (from) related parties .................       (32,244)           --           32,244           --              --
Long-term debt repaid .........................      (341,768)           --             --             --          (341,768)
Capital contributions by partners .............          --              --          357,209           --           357,209
                                                    ---------       ---------      ---------      ---------       ---------
                                                        8,866            --          389,453           --           398,319
                                                    ---------       ---------      ---------      ---------       ---------

Change in cash position .......................        (1,901)             63         62,169           --            60,331
Cash position, beginning of period ............          --              --             --             --              --
                                                    ---------       ---------      ---------      ---------       ---------
Cash position, end of period ..................     $  (1,901)      $      63      $  62,169      $    --         $  60,331
                                                    =========       =========      =========      =========       =========

Cash position consists of:
Cash and cash equivalents .....................            10              63         62,169         (1,911)         60,331
Bank indebtedness .............................        (1,911)           --             --            1,911            --
                                                    ---------       ---------      ---------      ---------       ---------
Cash position, end of period ..................     $  (1,901)      $      63      $  62,169      $    --         $  60,331
                                                    =========       =========      =========      =========       =========

         The Canadian-US GAAP differences related to this financial information are described in the notes to the financial statements of the consolidating entities.

         Luscar's consolidated financial information presented above includes its subsidiaries, Luscar Ltd. and 3718492 Canada Inc. Separate condensed consolidating information for these subsidiaries is not presented because Luscar has no independent assets or operations. The subsidiaries' guarantees are full and unconditional and joint and several and any subsidiaries other than the subsidiary guarantors are minor.

CONSOLIDATED FINANCIAL STATEMENTS

LUSCAR COAL LTD.

                                AUDITORS' REPORT

To the Directors of
Luscar Coal Ltd.

     We have audited the consolidated balance sheet of Luscar Coal Ltd. as at December 31, 2001 and the consolidated statements of deficit, loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


Edmonton, Canada                         (signed) Deloitte & Touche LLP
February 28, 2002                        Chartered Accountants


           COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 2 to the consolidated financial statements, in 2001 the Company implemented a change in revenue recognition and coal inventory and exploration and development cost accounting policies.


Edmonton, Canada                         (signed) Deloitte & Touche LLP
February 28, 2002                        Chartered Accountants

                                AUDITORS' REPORT

To the Directors of
Luscar Coal Ltd.

         We have audited the consolidated balance sheet of Luscar Coal Ltd. as at December 31, 2000 and the consolidated statements of deficit, loss and cash flows for each of the years in the two year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada                                   (signed) Ernst & Young LLP
February 5, 2001                                   Chartered Accountants



            COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

          In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 2 to the consolidated financial statements, in 2000 the Company implemented a change in the method of accounting for income taxes to conform to the new Canadian Institute of Chartered Accountants Handbook, Section 3465 and a change in the method of accounting for post employment benefits to conform to the new Canadian Institute of Chartered Accountants Handbook, Section 3461 and in 2001 implemented a change in revenue recognition and coal inventory and exploration and development cost accounting policies.

Edmonton, Canada                                     (signed) Ernst & Young LLP
February 5, 2001                                     Chartered Accountants

LUSCAR COAL LTD.

                           CONSOLIDATED BALANCE SHEETS


                                                                                                  AS AT DECEMBER 31
                                                                                          --------------------------------
(in thousands)                                                                                 2001              2000
                                                                                          --------------    --------------
ASSETS
Current
    Cash and cash equivalents...........................................................  $           10    $            9
    Accounts receivable.................................................................          92,384            69,894
    Income taxes recoverable............................................................           6,300             7,352
    Inventories [note 3]................................................................          70,337            75,472
    Overburden removal costs............................................................          28,225            29,459
    Prepaid expenses....................................................................           4,786             8,927
    Due from related parties [note 13]..................................................          32,244                --
                                                                                          --------------    --------------
                                                                                                 234,286           191,113
Capital assets [note 4].................................................................       1,406,274         1,471,381
Other assets [note 5]...................................................................          26,703            19,000
                                                                                          --------------    --------------
                                                                                          $    1,667,263    $    1,681,494
                                                                                          ==============    ==============

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
    Bank indebtedness...................................................................  $        1,911    $           --
    Operating line of credit [note 6]...................................................              --            45,434
    Trade accounts payable and accrued charges..........................................          39,584            32,597
    Accrued interest payable............................................................           9,970               478
    Accrued payroll and employee benefits...............................................          12,671            15,836
    Due to related parties [note 13]....................................................             245               246
    Income taxes payable................................................................           1,105               142
    Current portions of:
        Financial instruments [note 17].................................................           2,822                --
        Long-term debt [note 6].........................................................           2,980            30,460
        Accrued reclamation costs [note 7]..............................................          21,002            21,002
        Future income taxes [note 12]...................................................           2,800             6,160
                                                                                          --------------    --------------
                                                                                                  95,090           152,355
Long-term debt [note 6].................................................................         517,632           406,357
Subordinated notes due to LCIF [note 8].................................................         642,969           642,969
Financial instruments [note 17].........................................................           2,823                --
Accrued reclamation costs [note 7]......................................................          30,843            35,243
Future income taxes [note 12]...........................................................         468,822           524,614
                                                                                          --------------    --------------
                                                                                               1,758,179         1,761,538

Non-controlling interest [note 9].......................................................              --                --
                                                                                          --------------    --------------

Shareholders' deficit
    Share capital [note 10].............................................................          14,191            14,191
    Deficit.............................................................................        (105,107)          (94,235)
                                                                                          --------------    --------------
                                                                                                 (90,916)          (80,044)
                                                                                          --------------    --------------
                                                                                          $    1,667,263    $    1,681,494
                                                                                          ==============    ==============

See accompanying notes

LUSCAR COAL LTD.

                                             CONSOLIDATED STATEMENTS OF DEFICIT


                                                                                      YEAR ENDED DECEMBER 31
                                                                        --------------------------------------------------
(in thousands)                                                                2001             2000              1999
                                                                        ---------------   --------------    --------------
                                                                                            (restated)        (restated)
                                                                                             (note 2)          (note 2)
Deficit, beginning of year, as previously reported...................   $        94,235   $       69,843    $        9,363
Adjustment to reflect adoption of liability method of accounting
    for income taxes [note 2]........................................                --              380              (148)
Adjustment to reflect change in accounting policy for revenue
    recognition and coal inventory [note 2]..........................                --             (921)             (143)
Adjustment to reflect change in accounting policy for exploration
    and development expenditures [note 2]............................                --           (2,187)              601
                                                                        ---------------   --------------    --------------
Deficit, beginning of year, as restated..............................            94,235           67,115             9,673
Net loss for the year................................................            10,872           27,120            57,442
                                                                        ---------------   --------------    --------------
Deficit, end of year.................................................   $       105,107   $       94,235    $       67,115
                                                                        ===============   ==============    ==============


See accompanying notes

LUSCAR COAL LTD.

                                               CONSOLIDATED STATEMENTS OF LOSS


                                                                                      YEAR ENDED DECEMBER 31
                                                                        --------------------------------------------------
(in thousands)                                                                2001             2000              1999
                                                                        ---------------   --------------    --------------
                                                                                            (restated)        (restated)
                                                                                             (note 2)          (note 2)
Revenue..............................................................   $       635,534   $      657,052    $      716,435
Cost of sales........................................................           484,843          534,286           561,554
                                                                        ---------------   --------------    --------------
Operating margin.....................................................           150,691          122,766           154,881
Selling, general and administrative expenses.........................            24,413           14,733            16,465
Other income.........................................................            (1,660)          (1,953)           (1,663)
                                                                        ----------------  --------------    ---------------
Operating earnings before depreciation and amortization..............           127,938          109,986           140,079
Depreciation and amortization [notes 4 and 5]........................           100,023          105,941           118,161
Write-down and loss on disposal of capital assets [note 4]...........                --           45,808           172,824
                                                                        ---------------   --------------    --------------
Operating earnings (loss) before interest and foreign
    currency translation loss........................................            27,915          (41,763)         (150,906)
Interest on subordinated notes due to LCIF [note 11].................            42,375           11,200            59,593
Foreign currency translation loss [note 6]...........................             8,415               --                --
Other interest expense [note 11].....................................            46,773           52,442            41,784
                                                                        ---------------   --------------    --------------
Loss before income taxes and non-controlling interest................           (69,648)        (105,405)         (252,283)
Income tax recovery [note 12]........................................            58,776           45,472           108,675
                                                                        ---------------   --------------    --------------
Loss before non-controlling interest.................................           (10,872)         (59,933)         (143,608)
Non-controlling interest [note 9]....................................                --           32,813            86,166
                                                                        ---------------   --------------    --------------
Net loss for the year................................................   $       (10,872)  $      (27,120)   $      (57,442)
                                                                        ================  ==============    ==============

See accompanying notes

LUSCAR COAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEAR ENDED DECEMBER 31
                                                                        --------------------------------------------------
(in thousands)                                                                2001             2000              1999
                                                                        ---------------   --------------    --------------
                                                                                            (restated)        (restated)
                                                                                             (note 2)          (note 2)
OPERATING ACTIVITIES
Net loss for the year.................................................. $       (10,872)  $      (27,120)   $      (57,442)
Non-cash items:
    Financial instruments [note 17]....................................           5,644          (11,290)          (26,037)
    Depreciation and amortization [notes 4 and 5]......................         100,023          105,941           118,161
    Write-down and loss on disposal of capital assets [note 4].........              --           45,808           172,824
    Future income taxes [note 12]......................................         (59,151)         (47,569)         (111,920)
    Accrued reclamation costs [note 7].................................          (4,400)           5,669                76
    Non-controlling interest [note 9]..................................              --          (32,813)          (86,166)
    Interest income earned on sinking funds [note 11]..................          (5,009)          (3,813)           (4,306)
    Foreign currency translation loss [note 6].........................           8,415               --                --
    Loss on disposals of capital assets................................             168              182               263
                                                                        ---------------   --------------    --------------
Cash provided by operating activities before change
     in non-cash working capital.......................................          34,818           34,995             5,453
Change in non-cash working capital [note 16]...........................           3,348          (16,442)           (5,329)
                                                                        ---------------   --------------    --------------
                                                                                 38,166           18,553               124
                                                                        ---------------   --------------    --------------
INVESTING ACTIVITIES
Capital asset purchases................................................         (27,938)         (17,822)          (47,447)
Proceeds on sale of interest in Line Creek mine........................              --           56,726                --
Proceeds on disposal of capital assets.................................             508            3,349               937
Other investments......................................................           1,602           (1,172)           (1,181)
                                                                        ---------------   --------------    --------------
                                                                                (25,828)          41,081           (47,691)
                                                                        ----------------  --------------    --------------
FINANCING ACTIVITIES
Operating line of credit...............................................         (45,434)           1,244             6,471
Long-term debt issued..................................................         429,660           13,341            53,159
Deferred financing costs...............................................         (16,959)              --            (1,052)
Long-term debt repaid..................................................        (349,271)         (74,736)          (11,009)
Due from related parties [note 13].....................................         (32,244)              --                --
                                                                        ---------------   --------------    --------------
                                                                                (14,248)         (60,151)           47,569
                                                                        ----------------  --------------    --------------

Change in cash position................................................          (1,910)            (517)                2
Cash position, beginning of year.......................................               9              526               524
                                                                        ---------------   --------------    --------------
Cash position, end of year............................................. $        (1,901)  $            9    $          526
                                                                        ================  ==============    ==============

Cash position consists of:
Cash and cash equivalents..............................................              10                9               526
Bank indebtedness......................................................          (1,911)              --                --
                                                                        ---------------   --------------    --------------
Cash position, end of year............................................. $        (1,901)  $            9    $          526
                                                                        ================  ==============    ==============

See accompanying notes

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)




1.       ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

         Luscar Coal Ltd. ("Luscar") owns and operates surface coal mines in western Canada and also operates a surface coal mine owned by a third party.

         Since May 11, 2001, Luscar Energy Partnership ("LEP", formerly known as Sherritt Coal Partnership) has controlled Luscar, through its wholly owned subsidiary, Luscar Coal Income Fund ("LCIF"), which holds all of the common shares, special shares and subordinated notes of Luscar and its wholly owned subsidiary, Luscar Ltd. Prior to May 11, 2001, Luscar Management Corporation ("LMC"), a company wholly owned by the senior management of Luscar, had owned the common shares of Luscar and LCIF held the special shares and subordinated notes. Before LCIF acquired control of LCIF on May 11, 2001, LCIF was a broadly distributed, publicly traded income fund and Luscar, LCIF and LMC were parties to a unanimous shareholders agreement. That agreement governed the operation of Luscar and provided that and that LCIF had representation on the Luscar Board of Directors and that 98 percent of Luscar's free cash flow, after debt servicing costs and replacement capital needs, was paid to LCIF.

         On March 8, 2001, LEP formally offered to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. As at June 30, 2001, LEP held all issued and outstanding securities of LCIF. The acquisition has been accounted for as if LEP acquired full ownership of LCIF effective May 11, 2001. During the course of the acquisition, LCIF acquired the common shares of Luscar for one dollar pursuant to the unanimous shareholders' agreement. The consolidated financial statements for LEP include the results of Luscar subsequent to May 11, 2001. These consolidated financial statements as at and for the year ended December 31, 2001 do not include adjustments to the carrying values of Luscar's assets, liabilities, earnings or cash flows resulting from or indicated by the acquisition of control of LCIF by LEP or of Luscar by LCIF.


2.       ACCOUNTING POLICIES

         Luscar's financial statements have been prepared following Canadian generally accepted accounting principles. As described in Note 18, these principles differ in certain respects from generally accepted accounting principles in the United States. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the following notes, should be considered an integral part of the financial statements.

USE OF ESTIMATES

         The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

         In particular, the amounts recorded for depreciation and amortization of mining properties and for reclamation, site restoration and mine closure are based on estimates of coal reserves and future costs. These estimates, and those related to the cash flows used to assess impairment of capital assets, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which, in management's opinion, are within reasonable limits of materiality.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Luscar and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method, whereby consolidated accounts include Luscar's share of joint venture assets, liabilities, revenues, expenses and cash flows.

REVENUE RECOGNITION

         Revenue is recognized when title to the coal passes to the customer. For domestic coal sales to power generating utility customers this occurs when the coal is delivered to the generating station; for other domestic customers, this generally occurs when the coal is loaded at the mine. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand and in banks as well as all highly liquid short-term securities with original maturities of three months or less.

BANK INDEBTEDNESS

         Bank indebtedness consists of bank overdrafts and cheques issued and outstanding in excess of the bank balance.

OVERBURDEN REMOVAL COSTS

         Costs of removing overburden are charged to earnings at average cost when the coal is produced. Costs incurred related to future production are recorded as current assets.

INVENTORIES

         Coal inventories are valued at the lower of average production cost and net realizable value. Average production cost includes labor, supplies, equipment costs, direct and allocable indirect operating overhead and, in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

         Mine supplies are recorded at the lower of average cost and replacement cost.

RECLAMATION

         Estimated future expenditures for reclamation, site restoration and mine closure are charged to earnings on a unit of production basis over the expected life of each mine's reserves. Amounts charged to earnings but not yet paid are included in accrued reclamation costs. Reclamation expenditures are included in current liabilities to the extent they are planned within the next year.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


CAPITAL ASSETS

         Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

         Mining properties................................................        3 - 40 years
         Plant and buildings..............................................        5 - 40 years
         Equipment........................................................        3 - 35 years

         Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines and properties under development. Mine development costs incurred to access reserves on producing mines are capitalized as incurred.

         Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

         Amounts capitalized in respect of coal reserves located on mining properties upon which there are no current mining operations and which are not being amortized are insignificant. Amounts capitalized in respect of exploration properties pending further economic evaluation are disclosed in Note 4.

         Interest on funds borrowed to construct capital assets is capitalized if the construction period exceeds one year. Repair and maintenance costs related to capital assets are expensed as incurred.

DEFERRED FINANCING COSTS

         Financing costs incurred to arrange credit facilities are deferred and amortized on a straight-line basis over the period to maturity of the related debt.

INCOME TAXES

         Luscar follows the liability method of tax allocation in accounting for income taxes. Under this method, future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which recovery or settlement of temporary differences is expected. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.

FOREIGN CURRENCY

         Transactions and balances denominated in a foreign currency are translated using the temporal method, whereby monetary balances are translated at the rate of exchange at the balance sheet date; non-monetary balances are translated at historic exchange rates; and revenues and expenses are translated at prevailing exchange rates. The resulting gains and losses are included in income in the current year.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


POST EMPLOYMENT BENEFITS

         The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

         Luscar uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

         Effective January 1, 2000, Luscar adopted the requirements of The Canadian Institute of Chartered Accountants' Section 3461, Employee Future Benefits in accounting for its post employment benefit programs. As permitted under these rules, these requirements have been adopted on a prospective basis. Transitional assets and liabilities that arose from such prospective application are being amortized on a straight-line basis:

         o in the case of active defined benefit pension plans, over the average remaining service period of active employees;

         o in the case of inactive defined benefit pension plans, over the average remaining life expectancy of the plan members; and

         o in the case of defined benefit plans, other than pensions, over a ten-year period from the transition date.

         Prior to January 1, 2000, pension costs included the amortization of past service costs, experience gains and losses, and pension surplus which were being amortized over the estimated remaining service lives of the active members of such plans.

FINANCIAL INSTRUMENTS

         Unless otherwise disclosed, the fair value of financial instruments approximates their carrying value in these financial statements.

         Forward currency exchange contracts are utilized to manage the risk associated with future revenue flows denominated in U.S. dollars. Revenue matched to such forward currency exchange contracts is recorded at the related contract exchange rates in the period the contracts are settled.

CHANGES IN ACCOUNTING POLICIES

(A)      INCOME TAXES

         Effective January 1, 2000, Luscar changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by The Canadian Institute of Chartered Accountants' Section 3465, Accounting for Income Taxes. As permitted under these rules, the change has been adopted

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


retroactively and the consolidated balance sheet at December 31, 1999 and the consolidated statements of earnings, deficit, and cash flows for the year ended December 31, 1999 have been restated accordingly.

         The effect of adopting the liability method is summarized as follows:

                                                                                                                 AS AT
                                                                                                              DECEMBER 31
                                                                                                                 1999
                                                                                                            -------------
BALANCE SHEET
Increase (decrease) in:
    Capital assets........................................................................................  $      598,128
    Accumulated depreciation and amortization.............................................................         116,442
    Future income taxes...................................................................................         482,862
    Non-controlling interest..............................................................................            (796)
    Deficit...............................................................................................             380


                                                                                                              YEAR ENDED
                                                                                                              DECEMBER 31
                                                                                                                 1999
                                                                                                            --------------
STATEMENT OF EARNINGS Increase (decrease) in earnings:
    Depreciation and amortization.........................................................................  $      (28,356)
    Write-down of capital assets..........................................................................         (61,247)
    Income tax recovery...................................................................................          88,279
    Non-controlling interest..............................................................................             796
    Loss for the year.....................................................................................            (528)

(B)      REVENUE RECOGNITION AND COAL INVENTORY VALUATION

         In 2001, Luscar reviewed its revenue recognition and coal inventory valuation accounting policies in the context of U.S. SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In accordance with the guidance of SAB 101 and the guidance of the February 2001 Ontario Securities Commission Staff Notice 52-701 regarding revenue recognition, Luscar changed its revenue recognition and coal inventory valuation accounting policies. Previously, Luscar recognized revenue when coal was shipped from the mine site, either directly to the customer or to port facilities, provided that contractual sales commitments were in place.

         Effective January 1, 2001 Luscar recognizes revenue when title passes to the customer. Furthermore, Luscar previously recorded coal inventory at production cost including direct variable overhead, and in the case of coal inventory held at port terminal facilities, at its net realizable value in accordance with its previous revenue recognition policy. Luscar now records coal inventory at production cost which includes direct and allocable indirect overhead and in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

         These changes in policy have been adopted retroactively and the consolidated balance sheet at December 31, 2000 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2000 and December 31, 1999 have been restated accordingly. The effect of these changes in accounting policies is summarized as follows:

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)




                                                                                                  AS AT DECEMBER 31
                                                                                          --------------------------------
                                                                                               2000              1999
                                                                                          --------------    --------------
BALANCE SHEETS
Increase (decrease) in:
    Coal settlements receivable.........................................................  $      (24,247)   $      (24,281)
    Inventory...........................................................................          29,046            28,723
    Future income taxes.................................................................           1,624             1,503
    Non-controlling interest............................................................           2,159             2,018
    Deficit.............................................................................          (1,016)             (921)


                                                                                               YEAR ENDED DECEMBER 31
                                                                                          --------------------------------
                                                                                               2000              1999
                                                                                          --------------    --------------
STATEMENTS OF EARNINGS Increase (decrease) in earnings:
    Revenue.............................................................................  $           38    $       23,379
    Cost of sales.......................................................................             320           (20,439)
    Income tax recovery.................................................................            (121)             (995)
    Non-controlling interest............................................................            (142)           (1,167)
    Loss for the year...................................................................              95               778

(C)      EXPLORATION AND DEVELOPMENT COSTS

         Effective January 1, 2001, Luscar changed its accounting policies for exploration and development costs related to exploration properties. Previously, Luscar capitalized all costs related to exploration properties including property acquisition costs, lease payments, drilling and other exploration related costs. Such costs were reclassified as mining properties when mine development commenced. Costs related to uneconomic exploration properties were charged to earnings in the year of determination.

         Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

         This change in accounting policy has been adopted retroactively and the consolidated balance sheets at December 31, 2000 and December 31, 1999 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2000 and December 31, 1999 have been restated accordingly. The effect of this change in accounting policy is summarized as follows:

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


                                                                                                 AS AT DECEMBER 31,
                                                                                          --------------------------------
                                                                                               2000              1999
                                                                                          --------------    --------------
BALANCE SHEETS
Increase (decrease) in:
    Capital assets--deferred exploration................................................  $      (19,913)   $      (17,560)
    Capital assets--exploration property................................................           1,760                --
    Future income taxes.................................................................          (8,544)           (8,276)
    Non-controlling interest............................................................          (8,519)          (11,471)
    Deficit.............................................................................           1,090            (2,187)


                                                                                              YEAR ENDED DECEMBER 31
                                                                                          --------------------------------
                                                                                               2000              1999
                                                                                          --------------    --------------
STATEMENTS OF EARNINGS
Increase (decrease)
    Cost of sales.......................................................................  $       (1,528)   $       (2,044)
    Write-down and loss on disposal of capital assets...................................             935            14,733
    Income tax recovery.................................................................             268            (5,719)
    Non-controlling interest............................................................          (2,952)           (4,182)
    Loss for the year...................................................................          (3,277)            2,788

3.        INVENTORIES

                                                                                                 AS AT DECEMBER 31,
                                                                                          --------------------------------
                                                                                               2001              2000
                                                                                          --------------    --------------
                                                                                                              (restated)
                                                                                                               (note 2)
Coal    ................................................................................  $       41,997    $       47,880
Mine supplies...........................................................................          28,340            27,592
                                                                                          --------------    --------------
                                                                                          $       70,337    $       75,472
                                                                                          ==============    ==============

4.       CAPITAL ASSETS

                                                               DECEMBER 31, 2001                  DECEMBER 31, 2000
                                                       --------------------------------   --------------------------------
                                                                         ACCUMULATED                          ACCUMULATED
                                                                         DEPRECIATION                        DEPRECIATION
                                                                             AND                                 AND
                                                            COST         AMORTIZATION         COST           AMORTIZATION
                                                       --------------   ---------------   --------------    --------------
                                                                                            (restated)        (restated)
                                                                                             (note 2)          (note 2)

Mining properties....................................  $    1,524,794   $       423,717   $    1,505,514    $      354,100
Plant and buildings..................................          69,684            29,767           66,070            21,121
Equipment............................................         386,337           132,153          378,270           114,565
Equipment under capital lease........................          10,922             4,106           12,803             3,250
Exploration property.................................           4,280                --            1,760                --
                                                       --------------   ---------------   --------------    --------------
                                                       $    1,996,017   $       589,743   $    1,964,417    $      493,036
                                                       --------------   ---------------   --------------    --------------
Net book value..................................................$    1,406,274                     $    1,471,381
                                                                ==============                     ==============

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

          Depreciation and amortization provided in the accounts amounted to $92,369, $103,537 and $115,780 for the years ended December 31, 2001, 2000 and
1999 respectively.

          Luscar periodically reviews the carrying value of mining properties using projected undiscounted cash flows. During 1999, the carrying values of certain mining properties and related plant and buildings were reduced by $172,824 due to reductions in export coal prices. The Gregg River mine was closed during 2000 and a write-down of $25,266 was recorded to reduce the carrying value of capital assets at the mine to net realizable value.

          On December 31, 2000, Luscar sold a 50% interest in the assets of Line Creek mine for approximately $68,000 and a royalty interest in future production once current proven reserves have been mined. Future consideration from the royalty interest will be recorded in the period it becomes reasonably determinable. Cash proceeds of $56,726 were received together with the assumption of approximately $11,277 of capital lease obligations and other current liabilities by the purchaser. A loss on disposal of approximately $20,542 is included in write-down and loss on disposal of capital assets.

5.        OTHER ASSETS

                                                                                                 AS AT DECEMBER 31,
                                                                                          --------------------------------
                                                                                               2001              2000
                                                                                          --------------    --------------
Deferred financing costs, net of accumulated amortization...............................  $       16,513    $        7,208
Defined benefit pension plans...........................................................           4,531             7,358
Investments and other assets............................................................           5,659             4,434
                                                                                          --------------    --------------
                                                                                          $       26,703    $       19,000
                                                                                          ==============    ==============

          Deferred financing costs are amortized over the term of the bank credit facilities which, because of the modification of the facilities described in Note 6, expired on October 15, 2001. Amortization of deferred financing costs in the amount of $7,654, $2,404 and $2,381 was provided for the years ended December 31, 2001, 2000 and 1999 respectively.

          Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

          Luscar sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans, however unionized employees at two mines are members of active defined benefit pension plans. Luscar has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. Luscar uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. Luscar has no other retirement or post-employment benefits.

          The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2001:

Expected long-term rate of return on plan assets.............................................  7.00 - 7.50%
Discount rate on pension obligations.........................................................  7.00 - 7.50%
Rate of compensation increases...............................................................  3.50 - 4.50%
Average remaining service period of active employees.........................................  4 - 15 years

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


          Luscar's net pension plan expense is as follows:


                                                                                              YEAR ENDED DECEMBER 31
                                                                                        ----------------------------------
                                                                                               2001              2000
                                                                                        ----------------    --------------
Current service cost       --defined benefit............................................   $       2,267    $        2,480
                           --defined contribution.......................................           5,755             6,215
Interest cost...........................................................................           3,293             4,134
Expected return on plan assets..........................................................          (3,850)           (4,560)
Amortization of net transitional obligation.............................................              56               (76)
Loss on plan settlement.................................................................           2,672                --
Increase in valuation allowance at end of year..........................................             931               111
                                                                                           -------------    --------------
Net pension plan expense................................................................   $      11,124    $        8,304
                                                                                           =============    ==============

         Information about Luscar's defined pension benefit plans, in aggregate, is as follows:

Accrued benefit obligation
    Balance, beginning of year..........................................................   $      49,311    $       56,751
    Current service costs...............................................................           2,267             2,480
    Interest cost.......................................................................           3,293             4,134
    Benefits paid.......................................................................          (7,305)           (1,212)
    Actuarial loss......................................................................          (1,195)               --
    Sale of interest in Line Creek mine.................................................             857           (12,842)
                                                                                           -------------    ---------------
    Balance, end of year................................................................          47,228            49,311
                                                                                           -------------    --------------
Plan assets
    Fair value, beginning of year.......................................................          57,983            64,252
    Actual return on plan assets........................................................           1,073             6,629
    Employer contributions..............................................................           2,542             1,156
    Benefits paid.......................................................................          (7,305)           (1,212)
    Sale of interest in Line Creek mine.................................................             857           (12,842)
                                                                                           -------------    ---------------
    Fair value, end of year.............................................................          55,150            57,983
                                                                                           -------------    --------------
Funded status - surplus.................................................................           7,922             8,672
    Unamortized net actuarial gains.....................................................            (487)           (1,958)
    Unamortized net transitional (asset) obligation.....................................          (1,973)              755
                                                                                           --------------   --------------
Accrued benefit pension asset...........................................................   $       5,462    $        7,469
    Valuation allowance.................................................................            (931)             (111)
                                                                                           -------------    --------------
Net accrued benefit pension asset.......................................................   $       4,531    $        7,358
                                                                                           =============    ==============

         Included in the above are defined benefit pension plans with accrued benefit obligations in excess plan assets as follows:

                                                                                              YEAR ENDED DECEMBER 31
                                                                                           -------------------------------
                                                                                               2001              2000
                                                                                           -------------    --------------
Accrued benefit obligation..............................................................   $      18,148    $        4,674
Fair value of plan assets...............................................................          16,498             2,192
                                                                                           -------------    --------------
Funded status - deficit.................................................................   $       1,650    $        2,482
                                                                                           =============    ==============

         During 2001 Luscar settled its obligations for all the former employees participating in a defined benefit pension plans and a loss on settlement of $2,672 is included in pension expense, as disclosed above.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


6.  LONG-TERM DEBT

                                                                                                 AS AT DECEMBER 31
                                                                                           -------------------------------
                                                                                               2001              2000
                                                                                           -------------    --------------
Senior Notes, at time of issue..........................................................   $     429,660    $           --
Foreign currency translation losses.....................................................           8,415                --
                                                                                           -------------    --------------
Senior Notes, at balance sheet date.....................................................         438,075                --
Non-revolving five year term credit facility............................................              --           125,000
Non-revolving term credit facility......................................................              --           221,250
                                                                                           -------------    --------------
                                                                                                 438,075           346,250
Promissory notes........................................................................          74,928            81,283
Capital lease obligations...............................................................           7,609             9,284
                                                                                           -------------    --------------
Long-term debt..........................................................................         520,612           436,817
Current portion of long-term debt.......................................................           2,980            30,460
                                                                                           -------------    --------------
                                                                                           $     517,632    $      406,357
                                                                                           =============    ==============

SENIOR NOTES

         On October 10, 2001, Luscar issued US$275,000 of 9.75% senior notes due October 15, 2011 ("Senior Notes"). The proceeds of $429,660 from the Senior Notes were used to repay all of Luscar's existing bank credit facilities of $349,271, the underwriting fees of $16,957 related to the offering, and the balance of $63,432 was retained to finance Luscar's ongoing operating and capital requirements. Concurrently, Luscar arranged a $100,000 credit facility ("Senior Credit Agreement") with a syndicate of Canadian chartered banks, under which letters of credit totaling $62,000 were issued at that time to replace letters of credit which had been issued under Luscar's bank credit facilities.

         The Senior Notes bear interest at 9.75% per annum, which is payable semi-annually commencing April 15, 2002 until the principal amount becomes due on October 15, 2011. The Senior Notes are Luscar's senior unsecured obligations and will rank equally with all of Luscar's senior unsecured obligations. Each of LEP, LCIF and all of Luscar's current and future material subsidiaries unconditionally guarantee the Senior Notes, jointly and severally. The obligations of the guarantors are unsecured and will rank equally with all other senior unsecured indebtedness of the guarantors.

         Under the provisions of the Senior Notes, additional amounts will be payable if payments made by Luscar or the guarantors are subject to withholding or deduction for taxes. The additional amounts will be sufficient such that the net amount received by the holders of the Senior Notes will not be less than the amount the holder would have received if such taxes had not been withheld or deducted. In the event that Luscar is obligated to make such deductions or withholdings, Luscar will have the option to redeem the Senior Notes for the principal amount.

         Luscar has the option to redeem all or a portion of the Senior Notes after October 15, 2006 at a redemption price of 104.875% of the principal amount, declining to 103.250% after October 15, 2007, to 101.625% after October 15, 2008 and at par after October 15, 2009. Prior to October 15, 2006, Luscar has the option to redeem all or a portion of the Senior Notes for the principal amount plus an applicable premium equal to the greater of 1% of the principal amount and the excess of: (i) the net present value, at the redemption date, of the redemption price of 104.875% on October 15, 2006 together with all required interest payments through October 15, 2006, computed using a discount rate equal to the yield to maturity of United States Treasury securities maturing on or about October 15, 2006, plus 50 basis points; over (ii) the principal amount of the Senior Notes. On or before October 15, 2004

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


Luscar may redeem up to 35% of the Senior Notes at 109.75% of the principal amount with the net cash proceeds of specified sales of common equity interests. Upon the occurrence of a change in control, the holders of Senior Notes may require Luscar to purchase the Senior Notes for 101% of the principal amount. To the extent there are excess proceeds from specified types of asset sales, Luscar or the holders of Senior Notes may elect to redeem or repurchase a portion of the Senior Notes at 100% of the principal amount.

         The indenture under which the Senior Notes were issued contains covenants which restrict the ability of Luscar and the guarantors to (i) incur additional indebtedness and issue equity; (ii) make investments; (iii) declare or pay dividends or other distributions; (iv) incur payment restrictions that other parties may impose; (v) conduct transactions with affiliates; (vi) make asset sales or use proceeds from permitted asset sales; (vii) incur liens; and
(viii) consolidate or merge with, or into, or transfer all or substantially all of an entity's assets, to another person.

         The estimated fair value of the Senior Notes as at December 31, 2001 was $453,408 based on quoted market values.

SENIOR CREDIT AGREEMENT

         The Senior Credit Agreement with a syndicate of Canadian chartered banks consists of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base which includes accounts receivable, coal inventory and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins which range from 0.25% to 1.25% depending on Luscar's ratio of debt to operating earnings before depreciation and amortization. To date, there have been no advances made under this facility and $63,921 of letters of credit have been issued.

BANK CREDIT FACILITIES

         At December 31, 2000, Luscar was indebted to a Canadian chartered bank for $375,750, which included drawings of $29,500 under an operating line of credit and $346,250 of non-revolving term credit facilities. Luscar made principal repayments of $5,000 on each of March 31, June 30 and September 30, 2001 and repaid all amounts outstanding under these bank credit facilities using the proceeds from the Senior Notes on October 10, 2001. Letters of credit issued under the operating line of credit were cancelled on October 10, 2001 and replaced with letters of credit issued under the Senior Credit Agreement.

PROMISSORY NOTES


                                                                                                 AS AT DECEMBER 31,
                                                                                          --------------------------------
                                                                                               2001              2000
                                                                                          --------------    --------------
12.75% promissory note due May 18, 2003.................................................  $       45,000    $       45,000
Less: sinking fund......................................................................         (21,214)          (19,527)
                                                                                          ---------------   --------------
                                                                                                  23,786            25,473
                                                                                          --------------    --------------
9.625% promissory note due December 30, 2004............................................          89,300            89,300
Less: sinking fund......................................................................         (38,158)          (33,490)
                                                                                          ---------------   --------------
                                                                                                  51,142            55,810
                                                                                          --------------    --------------
                                                                                          $       74,928    $       81,283
                                                                                          ==============    ==============

         The promissory notes were issued to finance the acquisition of a dragline and the Poplar River mine in conjunction with long-term coal supply agreements with a Crown corporation. A chattel mortgage on the dragline

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



secures the 12.75% promissory note and the assets, rights and agreements related to the Poplar River mine secure the 9.625% promissory note. The promissory notes and the acquired assets are integral to the coal supply agreements and amounts paid to Luscar for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory notes. At maturity, Luscar is obligated to repay the promissory notes, net of related sinking funds. Under the provisions of the coal supply agreements, the Crown corporation will immediately reimburse Luscar for the net repayment as a component of the coal price.

          Luscar is required to make annual sinking fund payments of $450 on the 12.75% note and $893 on the 9.625% note. The sinking funds, which are held by the note trustee as collateral for the promissory notes, are invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair values of the assets held by the sinking funds as at December 31, 2001 and 2000 were $62,213 and $57,596 respectively.

CAPITAL LEASE OBLIGATIONS

          Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest.

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                  AS AT DECEMBER 31, 2001
                                                           ------------------------------------
                                                                                       CAPITAL
                                                             SENIOR     PROMISSORY      LEASE
                                                              NOTES        NOTES     OBLIGATIONS
                                                           ----------   ----------   -----------
2002...................................................... $       --   $    1,343    $   2,201
2003......................................................         --       24,232        2,201
2004......................................................         --       49,353        2,381
2005......................................................         --           --        1,845
2006 and thereafter.......................................    438,075           --           --
                                                           ----------   ----------    ---------
                                                           $  438,075   $   74,928        8,628
                                                           ==========   ==========
Less interest included therein......................................................      1,019
                                                                                      ---------
Present value of minimum capital lease payments.....................................  $   7,609
                                                                                      =========

7.   ACCRUED RECLAMATION COSTS

                                                                            AS AT DECEMBER 31,
                                                                        -----------------------
                                                                           2001         2000
                                                                        ----------    ---------
Balance, beginning of year.........................................     $   56,245    $  52,306
Reclamation cost provision.........................................         14,698       20,493
Expenditures incurred..............................................        (19,098)     (14,824)
Obligations transferred on sale of Line Creek mine.................             --       (1,730)
                                                                        ----------    ---------
Balance, end of year...............................................         51,845       56,245
Current portion....................................................         21,002       21,002
                                                                        ----------    ---------
                                                                        $   30,843    $  35,243
                                                                        ==========    =========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



8.        SUBORDINATED NOTES DUE TO LCIF

                                                                        AS AT DECEMBER 31,
                                                                     ------------------------
                                                                        2001         2000
                                                                     ----------    ----------
7.5% subordinated notes, due October 1, 2027.......................  $  292,969    $  292,969
12.5% subordinated notes, due December 31, 2026....................     350,000       350,000
                                                                     ----------    ----------
                                                                     $  642,969    $  642,969
                                                                     ==========    ==========


          Interest on the subordinated notes is payable quarterly. Effective October 1, 1999, Luscar and LCIF agreed to reduce the interest rate on the subordinated notes until Luscar's ratio of senior debt to operating earnings before depreciation and amortization is less than 3 to 1 for two consecutive calendar quarters. The effective interest rate under the subordinated notes is determined by multiplying the coupon interest rate by an interest rate adjustment factor. This factor is calculated by dividing Luscar's forecast distributable cash for the year by the interest amount otherwise payable under the subordinated notes. The interest rate adjustment factor was 0.8000 from April 1, 2001 to December 31, 2001, 0.1704 from January 1, 2000 to March 31, 2001 and 0.6269 from October 1, 1999 to December 31, 1999.

          Except as otherwise provided, the subordinated notes are not redeemable or repayable prior to maturity. Luscar has the option to elect to satisfy its obligation to repay the subordinated notes on maturity by the issue of equity securities of Luscar having a value equal to the outstanding subordinated notes.

          From time to time beginning in 2017, Luscar and LCIF will jointly review Luscar's remaining coal resources, the economic conditions relating to the coal industry and the business prospects of Luscar. If either party is of the opinion that Luscar would be unable to refinance the subordinated notes upon maturity on similar terms and conditions, then Luscar shall commence principal repayments such that the subordinated notes are fully repaid upon maturity. In that event, Luscar's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends on its common and special shares.

          In the event that restrictions under the Business Corporations Act (Alberta) preclude Luscar from distributing its available cash in the form of dividends or return of capital, Luscar may make principal repayments on the 7.5% subordinated notes. Such principal repayments may not exceed the amounts Luscar would have distributed in the form of dividends or return of capital, were it not for such restrictions.

          The note indenture enables Luscar to redeem certain of the 7.5% subordinated notes before maturity if the holder of such notes is indebted to Luscar by offsetting the amount of such indebtedness against the principal amount of the 7.5% subordinated notes redeemed.

          As discussed in Note 1, Luscar became a wholly owned subsidiary of LCIF, which acquired all of Luscar's common shares pursuant to the unanimous shareholders' agreement.

9.        NON-CONTROLLING INTEREST

          Prior to the acquisition of control by LEP effective May 11, 2001, LCIF had a non-controlling interest that consisted of 9,000 special shares of Luscar's subsidiary, Luscar Ltd. The amount of the non-controlling interest consisted of amounts paid by LCIF for the special shares, which were allocated to contributed surplus, less the cumulative share of Luscar Ltd.'s losses allocated to the special shares and cumulative dividends paid on the special shares held by LCIF. Effective May 11, 2001, LCIF acquired a controlling interest in Luscar Ltd.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



          Details of the non-controlling interest are as follows:

                                                                                       AS AT DECEMBER 31,
                                                                                    ----------------------
                                                                                      2001         2000
                                                                                    --------    ----------
                                                                                                (restated)
                                                                                                  (note 2)
Investment in special shares of Luscar Ltd. including amount allocated to
    contributed surplus...........................................................  $     --    $  180,534
Share of Luscar's deficit.........................................................        --       (49,234)
Cumulative share of Luscar Ltd.'s losses allocated to special shares..............        --      (123,890)
Cumulative dividends paid on special shares.......................................        --        (7,410)
                                                                                    --------    ----------
Non-controlling interest..........................................................  $     --    $       --
                                                                                    ========    ==========


10.       SHARE CAPITAL

AUTHORIZED

          Authorized share capital consists of an unlimited number of common shares and an unlimited number of non-voting special shares. Special shares are entitled to receive a dividend per share equal to 2.5 times the amount of any dividend paid per common share. In the event of dissolution of LCIF, the special shares are convertible into common shares on a one for one basis. The holders of special shares are entitled to share equally with the holders of common shares in any distribution of assets upon liquidation, dissolution or winding up of Luscar or other distribution of Luscar's assets among its shareholders.

ISSUED

          The issued share capital consists of 1,000 common shares, issued for aggregate consideration of one dollar, and 7,600 special shares, issued for aggregate consideration of $14,191. There was no change in the share capital during the years ended December 31, 2001 and 2000.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



11.       INTEREST EXPENSE

          Interest expense consists of the following:

                                                                  YEAR ENDED DECEMBER 31
                                                           -------------------------------------
                                                              2001         2000          1999
                                                           ----------   ----------    ----------
Senior Notes.............................................. $    9,492   $       --    $       --
Operating line of credit..................................      1,895        2,319         4,046
Long-term bank debt.......................................     25,432       40,255        31,074
Promissory notes..........................................      9,323       10,520         9,777
Capital leases............................................        292        1,105         1,344
                                                           ----------   ----------    ----------
                                                               46,434       54,199        46,241
Income tax reassessments..................................       (646)          77           109
Financial instruments [note 17]...........................      5,644           --            --
Other   ..................................................     (4,659)      (1,834)          932
Capitalized interest......................................         --           --        (5,498)
                                                           ----------   ----------    ----------
Other interest expense....................................     46,773       52,442        41,784
Subordinated notes........................................     42,375       11,200        59,593
                                                           ----------   ----------    ----------
Interest expense.......................................... $   89,148   $   63,642    $  101,377
                                                           ==========   ==========    ==========


          Interest expense on promissory notes for the year ended December 31, 2001 is net of income of $5,009 earned on the related sinking fund assets ($3,813 and $4,306 for the years ended December 31, 2000 and 1999).

12.       INCOME TAXES

          The components of the net future income tax liability are as follows:

                                                                            AS AT DECEMBER 31
                                                                        ------------------------
                                                                           2001          2000
                                                                        ----------    ----------
                                                                                      (restated)
                                                                                       (note 2)
Future income tax liabilities
    Capital assets......................................................$  497,452    $  556,499
    Overburden removal costs............................................     9,234         9,980
                                                                        ----------    ----------
                                                                           506,686       566,479
                                                                        ----------    ----------
Future income tax assets
    Accrued reclamation and other items not currently deductible........    18,586        18,477
    Net operating losses carried forward................................    16,478        17,228
                                                                        ----------    ----------
                                                                            35,064        35,705
                                                                        ----------    ----------
Net future income tax liability.........................................   471,622       530,774
    Less:  current portion of future income tax liabilities.............     2,800         6,160
                                                                        ----------    ----------
                                                                        $  468,822    $  524,614
                                                                        ==========    ==========


          The provisions for income taxes differ from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes and non-controlling interest. This difference is explained below:

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



                                                                                YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                           2001         2000          1999
                                                                        ----------   ----------    -----------
Earnings (loss) before income taxes and non-controlling interest....... $  (69,648)  $ (105,405)   $  (252,283)
Statutory income tax rate..............................................      44.26%       45.17%         45.07%
                                                                        ----------   ----------    -----------
Expected income tax (recovery)......................................... $  (30,826)  $  (47,611)   $  (113,704)
Effect on income tax of:
    Excess of statutory resource allowance over
        non-deductible Crown charges...................................     (8,467)      (2,045)        (8,336)
    Reduction in future income taxes resulting from statutory
        rate reductions................................................    (17,549)          --             --
    Large corporation's tax............................................      2,820        2,992          3,245
    Unrealized foreign currency translation losses.....................      3,725           --             --
    Other..............................................................     (8,479)       1,192         10,120
                                                                        -----------  ----------    -----------
Income tax (recovery).................................................. $  (58,776)  $  (45,472)   $  (108,675)
                                                                        ===========  ==========    ===========
    Current............................................................        375        2,097          3,245
    Future.............................................................    (59,151)     (47,569)      (111,920)
                                                                        -----------  ----------    -----------
Income tax (recovery).................................................. $  (58,776)  $  (45,472)   $  (108,675)
                                                                        ===========  ==========    ===========


          Included in the other line item in the reconciliation table above are tax provisions and tax recoveries in respect of potential and actual income tax reassessments.

         Luscar has the following deductions available to claim against future taxable income:

                                                                                     MAXIMUM         AS AT
                                                                                      ANNUAL       DECEMBER 31
                                                                                   RATE OF CLAIM      2001
                                                                                   -------------   -----------
Undepreciated capital cost.......................................................            25%   $   231,008
Canadian development expense.....................................................            30%         2,511
Canadian exploration expense.....................................................           100%         2,811
Other............................................................................            10%         6,560
                                                                                                   -----------
                                                                                                   $   242,890
                                                                                                   ===========

         Luscar has non-capital losses carried forward which expire in the following years:

                                                                                                      AS AT
                                                                                                   DECEMBER 31
                                                                                                      2001
                                                                                                   -----------
2003...........................................................................................    $    15,665
2004...........................................................................................          1,576
2005...........................................................................................         20,538
                                                                                                   -----------
                                                                                                   $    37,779
                                                                                                   ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



13.       RELATED PARTY TRANSACTIONS

                                                                                                      AS AT DECEMBER 31
                                                                                                      2001        2000
                                                                                                   ----------  -----------
Due from Luscar Energy Partnership...............................................................  $   32,244  $        --
Due to LCIF......................................................................................         245          246

          Periodically, Luscar makes advances to or receives advances from related parties, including LEP and LCIF. Except as noted such advances are repayable upon demand and do not bear interest. During 2001, Luscar advanced $11,930 to LCIF to enable LCIF to pay the costs of LCIF's response to the takeover bid described in Note 1. LCIF repaid these advances from its cash available for distribution on June 30, 2001 and September 30, 2001. Prior to the issue of the Senior Notes on October 10, 2001, LEP advanced its surplus cash to Luscar, which used the funds to reduce its operating line of credit. On October 10, 2001 Luscar advanced $61,980 of the proceeds from the Senior Notes to LEP at an interest rate of 2.5%, against which amounts owed by Luscar to LEP were offset. The resulting net amount was offset against further advances made by LEP to Luscar to provide funds for Luscar's general operating requirements. On a continuing basis, Luscar advances its surplus cash to LEP and, as at December 31, 2001, LEP was indebted to Luscar for the net amount of $32,244.

          LEP receives distributions and interest income from LCIF for the trust units and convertible debentures of LCIF that LEP holds. LCIF receives interest income on the subordinated notes issued by Luscar Ltd. LEP has loaned the monies received, net of its operating requirements, to Luscar Ltd. on an interest free basis.

          LCIF reimbursed Luscar for investor relations activities performed on behalf of LCIF in the amount of $100 per annum plus disbursements. Such costs amounted to $113 and $108 for the years ended December 31, 2000 and 1999 respectively. These transactions are recorded at their exchange amounts.

14.       SEGMENT INFORMATION

          Luscar owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. Luscar's mining operations have similar economic and operating characteristics, customers and products and have been aggregated for the purposes of segment reporting.

          Enterprise-wide disclosures with respect to products, geographic areas and major customers are as follows:

                                                                          YEAR ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                           2001                     2000                    1999
                                                  ----------------------  -----------------------  -----------------------
                                                     SALES                    SALES                   SALES
                                                    REVENUE     TONNES       REVENUE     TONNES      REVENUE     TONNES
                                                  ----------  ----------  -----------  ----------  ----------  -----------
                                                                            (restated - note 2)      (restated - note 2)
Products
    Metallurgical...............................  $  164,830       2,690  $   246,628       4,405  $  316,554        5,153
    Thermal.....................................     470,704      33,971      410,424      32,978     399,881       33,824
                                                  ----------  ----------  -----------  ----------  ----------  -----------
                                                  $  635,534      36,661  $   657,052      37,383  $  716,435       38,977
                                                  ==========  =========== ===========  ==========  ==========  ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



                                                                           YEAR ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                           2001                     2000                    1999
                                                  ----------------------  -----------------------  -----------------------
                                                     SALES                    SALES                   SALES
                                                    REVENUE     TONNES       REVENUE     TONNES      REVENUE     TONNES
                                                  ----------  ----------  -----------  ----------  ----------  -----------
                                                                             (restated - note 2)     (restated - note 2)

Geographic areas
    Japan.......................................  $   85,768       1,572  $   148,797       3,019  $  218,017        3,864
    Korea.......................................      80,870       1,799       62,656       1,586      68,061        1,629
    United States...............................      35,656         376       52,887         642      41,232          542
    South America...............................      33,622         704       49,030       1,264      54,105        1,367
    Other.......................................      33,883         590       32,794         676      42,595          885
                                                  ----------  ----------  -----------  ----------  ----------  -----------
    Total export................................     269,799       5,041      346,164       7,187     424,010        8,287
    Canada......................................     365,735      31,620      310,888      30,196     292,425       30,690
                                                  ----------  ----------  -----------  ----------  ----------  -----------
                                                  $  635,534      36,661  $   657,052      37,383  $  716,435       38,977
                                                  ==========  =========== ===========  ==========  ==========  ===========

         Export coal sales are generally denominated in U.S. currency.

         Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue by type of coal, is as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                           2001                     2000                    1999
                                                  ----------------------  -----------------------  -----------------------
                                                               NUMBER OF                NUMBER OF               NUMBER OF
                                                    REVENUE    CUSTOMERS   REVENUE      CUSTOMERS   REVENUE     CUSTOMERS
                                                  ----------   ---------  -----------   ---------  ----------  -----------
Major customers
    Metallurgical...............................  $   41,691           2  $    56,497           2  $   81,777            2
    Thermal.....................................  $  376,870           4  $   317,679           4  $  291,516            4

         Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

15.      JOINT VENTURES

         Luscar conducts a portion of its exploration, development and mining operations through its 50% interests in the Cardinal River joint venture (which operates the Luscar mine and Cheviot project) and the Line Creek joint venture (formed on December 31, 2000 to operate the Line Creek mine). A portion of Luscar's cash flow from operations, operating margin and capital expenditures is derived from the joint ventures. Coal production is allocated to each of the joint venture participants who are separately responsible for marketing their share of the coal production, and therefore the joint ventures do not derive revenues from the sale of coal. Luscar's share of operating expenses related to mining activities is included in the cost of inventories and charged to operations as revenues are recognized.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



                                                                                              AS AT DECEMBER 31
                                                                                          -------------------------
                                                                                             2001          2000
                                                                                          ----------    -----------
                                                                                                         (restated)
                                                                                                           (note 2)

Share of assets and liabilities of joint ventures
    Current assets......................................................................  $   57,475    $    56,724
    Current liabilities.................................................................     (12,558)       (12,885)
                                                                                          ----------    -----------
    Working capital.....................................................................      44,917         48,839
    Capital assets, net of accumulated depreciation and amortization....................      70,222         74,012
    Accrued reclamation costs...........................................................      (9,535)        (8,400)
    Obligations under capital lease.....................................................      (3,156)        (3,961)
                                                                                          ----------    -----------
                                                                                          $  102,448    $   105,490
                                                                                          ==========    ===========

                                                                                            YEAR ENDED DECEMBER 31
                                                                                             2001          2000
                                                                                          ----------    -----------
Share of expenses and cash flows of joint ventures
    Expenses............................................................................  $  167,103    $    68,232


Cash flows from:
    Operations..........................................................................  $ (150,060)   $   (63,866)
    Investing activities................................................................      (4,766)          (825)
    Financing activities................................................................          --             --


16.      STATEMENTS OF CASH FLOWS

         The consolidated statements of cash flows have been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

                                                                                   YEAR ENDED DECEMBER 31
                                                                        -------------------------------------------
                                                                            2001             2000          1999
                                                                        -----------       ----------    -----------
Changes in non-cash working capital
    Accounts receivable................................................ $   (22,490)      $    1,939    $      (156)
    Income taxes recoverable and payable...............................       2,015              412          2,818
    Inventories........................................................       5,135               44         19,543
    Overburden removal costs...........................................       1,234             (229)           (87)
    Prepaid expenses...................................................       4,141           (1,409)        (5,163)
    Accounts payable and accrued charges...............................       6,987          (18,118)       (22,944)
    Accrued interest payable...........................................       9,492               --             --
    Accrued payroll and employee benefits..............................      (3,165)           1,318          1,299
    Due to related parties.............................................          (1)            (399)          (639)
                                                                        -----------       ----------    -----------
                                                                        $     3,348       $  (16,442)   $    (5,329)
                                                                        ===========       ==========    ===========

Interest and income taxes paid
    Interest........................................................... $   100,404       $   69,750    $   110,925
    Income taxes.......................................................      (2,030)           2,604          2,455

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


17.       FINANCIAL INSTRUMENTS

         The interest rate swap with a Canadian chartered bank was originally purchased to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. Because the swap was used to hedge floating interest rates on long--term bank debt, the swap had no carrying value and net settlements under the swap were recorded as interest expense on long--term bank debt. On October 10, 2001, LEP repaid all of the floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the carrying value and net settlements under the interest rate swap are recorded as other interest expense. During the year ended December 31, 2001 interest expense included $5,644 of non-cash amounts related to the revaluation of the interest rate swap.

         Under forward currency exchange contracts with Canadian chartered banks, Luscar will sell U.S. currency that it expects to receive pursuant to long-term sales agreements, thereby reducing the impact on export revenues caused by fluctuations in the rate of exchange between U.S. and Canadian currencies. Luscar does not trade in derivative securities for profit therefore gains and losses relating to these hedging activities are recognized as revenues as at the settlement dates.

         During 1999 and 2000, Luscar settled foreign currency forward contracts for US$155,000 and US$96,000 respectively, which were valued at fair value in connection with Luscar's acquisition of Manalta Coal Ltd. effective September 30, 1998. The liabilities assumed in connection with the acquired contracts were offset against foreign currency hedging losses of $26,037 and $11,290 that were realized on these contracts. Because these contracts represent hedges of export sales denominated in US currency, the realized losses together with the related reductions in liabilities for financial instruments were included in revenues from export sales.

         The unrealized loss on foreign currency exchange contracts, based on forward contract rates available at December 31, 2001, was:

                                                           AS AT DECEMBER 31, 2001
                                                      ----------------------------------
                                                      EXCHANGE     CONTRACT   UNREALIZED
                                                        RATE        AMOUNT       LOSS
                                                         $US         $US         $CAD
                                                      --------    ---------   ----------
Year of settlement:
2002................................................. $  0.6761   $  20,000    $  2,241
                                                                  =========    ========


18.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of Luscar have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States GAAP. Canadian GAAP differs from United States GAAP in the following respects:

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



A.        STATEMENTS OF EARNINGS

                                                                         YEAR ENDED DECEMBER 31
                                                                    --------------------------------
                                                                      2001        2000        1999
                                                                    --------    --------    --------
Net earnings (loss) under Canadian GAAP .........................   $(10,872)   $(27,120)   $(57,442)
Impact of United States GAAP:
    Write-down of mining properties (a) .........................         --       7,557     (11,017)
    Reduction of depreciation of mining properties (b) ..........        253         691          --
    Comprehensive revaluation (c) ...............................      6,761          --          --
    Additional pension expense (e) ..............................         --        (102)       (479)
    Change in accounting policies (f) ...........................      3,176        (238)     (1,946)
    Derivative financial instruments (g) ........................     (5,151)         --          --
    Share of adjustments attributable to non-controlling interest         --      (8,246)      8,065
                                                                    --------    --------    --------
Net earnings (loss) under United States GAAP ....................   $ (5,833)   $(27,458)   $(62,819)
                                                                    ========    ========    ========
Earnings (loss) per share:
    Common shares ...............................................   $  (0.12)   $  (1.04)   $  (3.14)
    Special shares ..............................................   $  (0.75)   $  (6.71)   $ (20.25)


B.        STATEMENTS OF COMPREHENSIVE INCOME

          Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP. Luscar's comprehensive earnings determined in accordance with United States GAAP would be as follows:

                                                                         YEAR ENDED DECEMBER 31
                                                                    --------------------------------
                                                                      2001        2000        1999
                                                                    --------    --------    --------
(i) CURRENT YEARS
Net earnings (loss) under United States GAAP ....................   $ (5,833)   $(27,458)   $(62,819)
Other comprehensive income net of tax:
    Minimum pension liability (e)................................        543         188         957
    Derivative financial instruments (g).........................       (492)         --          --
                                                                    --------    --------    --------
Comprehensive income (loss)......................................   $ (5,782)   $(27,270)   $(61,862)
                                                                    ========    ========    ========

(ii) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year.......................................   $   (543)   $   (731)   $ (1,688)
Cumulative effect of adoption of SFAS 133 (g)....................        (17)         --          --
Change for the period............................................         51         188         957
                                                                    --------    --------    --------
Balance, end of year.............................................   $   (509)   $   (543)   $   (731)
                                                                    ========    ========    ========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



C.        CONSOLIDATED BALANCE SHEETS

                                                         AS AT DECEMBER 31
                                                    --------------------------
                                                       2001           2000
                                                    -----------    -----------
Assets
    Current assets ..............................   $   233,406    $   186,313
    Capital assets ..............................     1,342,761      1,467,197
    Other assets ................................        87,231         72,017
                                                    -----------    -----------
                                                    $ 1,663,398    $ 1,725,527
                                                    ===========    ===========

Liabilities and Shareholders' Equity
    Current liabilities .........................   $    99,870    $   152,408
    Long-term debt ..............................     1,222,794      1,102,343
    Other liabilities ...........................        30,843         35,243
    Future income taxes .........................       455,392        522,646
    Share capital ...............................        14,191         14,191
    Deficit .....................................      (159,183)      (100,761)
    Accumulated other comprehensive income (loss)          (509)          (543)
                                                    -----------    -----------
                                                    $ 1,663,398    $ 1,725,527
                                                    ===========    ===========

(a)       WRITE-DOWN OF MINING PROPERTIES

          Under Canadian GAAP, an impairment test is applied to determine whether mining properties should be written-down. The impairment test is applied when conditions indicate that the estimated future net cash flow from the properties may be less than their net carrying amount, less the related accumulated provision for future removal and site restoration costs and future income taxes. The impairment test ensures that the carrying value of mining properties does not exceed the sum of estimated undiscounted future net cash flows from the related assets.

          In 1999, Luscar recorded a $172,824 write-down of certain of its mining properties and a related tax saving of $70,257 under Canadian GAAP. Under United States GAAP, impairment provisions are calculated based on estimated discounted future cash flows. An additional write-down of $16,649 and a related tax saving of $5,632 is required under United States GAAP. In 2000, Luscar recorded a write-down of its Gregg River mining assets of $25,266 and a related tax saving of $8,560 under Canadian GAAP. Under United States GAAP, $7,557 (net of tax) of this write-down was provided for in the 1999 impairment provision.

(b)       DEPRECIATION OF MINING PROPERTIES

          Under United States GAAP, as a result of the additional write-down of mining properties in 1999 indicated in (a), depreciation and amortization of mining properties was reduced by $1,044 and $377 ($691 and $253 net of tax) respectively for the years ended December 31, 2000 and 2001.

(c)       COMPREHENSIVE REVALUATION

          Under Canadian GAAP the application of pushdown accounting to reflect the comprehensive revaluation of an acquired entity's assets and liabilities is optional in preparing the acquired entity's financial statements. Under United States SEC requirements, purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities of the entity and the entity's financial statements must be prepared on a pushed-down basis thereafter. As a result of the acquisition of control of LCIF and Luscar, effective May 11, 2001 for accounting purposes, United States GAAP requires the Canadian GAAP

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



consolidated financial statements to be adjusted for those assets, liabilities, revenues and expenses impacted by the pushed down acquisition adjustments. Sherritt and OTTPB did not incur debt to finance the capitalization of the partnership. As a result of the acquisition adjustments required by United States GAAP, assets, liabilities, revenues and expenses as at and for the twelve month period ended December 31, 2001 were impacted as follows:

                                                                                    AS AT
                                                                                 DECEMBER 31
                                                                                     2001
                                                                                 -----------
BALANCE SHEET
Increase (decrease):
    Capital assets--mining properties...........................................  $ (59,852)
    Other assets--pension surplus...............................................     (1,158)
    Other assets--deferred financing costs......................................         --
    Accrued liabilities.........................................................       (867)
    Future income tax liability.................................................    (11,902)
    Retained earnings--push down adjustment.....................................    (52,686)
    Retained earnings--post acquisition effect of push down on earnings.........      6,761

                                                                                 YEAR ENDED
                                                                                 DECEMBER 31
                                                                                    2001
                                                                                 -----------
STATEMENT OF EARNINGS
    Increase (decrease) in earnings:
    Depreciation and amortization--mining properties............................  $   2,830
    Pension surplus.............................................................      2,963
    Amortization of deferred financing costs....................................      6,336
    Future income tax provision.................................................     (5,368)


(d)       INCOME TAX RATE REDUCTION

          A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 and was later enacted in the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates, which resulted in a decrease of $13,831 in future income tax liability, must be reflected in the period it was substantively enacted. Under United States GAAP, the reduction in income tax rates cannot be reflected until the period it is enacted. In addition, capital assets increase by $24,920 and future income tax liabilities increase by $24,920 at May 11, 2001 under United States GAAP.

(e)       PENSION EXPENSE

          Under United States GAAP, Luscar is required to present its results for 1999 and subsequent periods as if the pension requirements of Statement of Financial Accounting Standards No. 87 (SFAS 87) had been applied during 1999 with effect from January 1, 1999. Accordingly, Luscar has adjusted its earnings for 1999 and 2000 to reflect the application of SFAS 87 with effect from January 1, 1999. The following table summarizes the additional pension disclosure for the year ended December 31, 1999 in accordance with United States GAAP.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


                                                                   YEAR ENDED
                                                                   DECEMBER 31
                                                                      1999
                                                                  ------------
Pension expense
    Current service cost   --defined benefit....................  $      2,383
                           --defined contribution...............         7,498
    Interest cost...............................................         3,815
    Expected return on plan assets..............................        (4,271)
    Amortization of net transitional asset......................          (506)
    Increase in valuation allowance at end of year..............           404
                                                                  ------------
    Net pension plan expense....................................  $      9,323
                                                                  ============
Accrued benefit obligation
    Balance, beginning of year..................................  $     51,765
    Current service costs.......................................         2,383
    Interest cost...............................................         3,815
    Benefits paid...............................................        (1,212)
                                                                  ------------
    Balance, end of year........................................  $     56,751
                                                                  ============
Plan assets
    Fair value, beginning of year...............................  $     60,621
    Actual return on plan assets................................         4,055
    Employer contributions......................................           788
    Benefits paid...............................................        (1,212)
                                                                  ------------
    Fair value, end of year.....................................  $     64,252
                                                                  ============
Funded status--surplus..........................................  $      7,501
    Unamortized net actuarial gains.............................          (359)
    Unamortized net transitional asset..........................        (1,070)
                                                                  ------------
Net accrued benefit pension asset...............................         6,072
    Valuation allowance.........................................          (404)
                                                                  ------------
Net carrying value..............................................  $      5,668
                                                                  ============

          United States GAAP also requires the recognition of a minimum pension liability for defined benefit plans that are unfunded. The initial recognition and subsequent adjustments to the minimum pension liability are reflected in comprehensive income.

(f)       CHANGE IN ACCOUNTING POLICIES

          In fiscal 2001, Luscar changed its accounting policy for revenue recognition and coal inventory valuation. Under United States GAAP, a change in accounting policy resulting from the guidance of SAB 101 is required to be accounted for as an adjustment to earnings in the year of the change. The change was accounted for retroactively under Canadian GAAP resulting in an increase in shareholders' equity at December 31, 1998 of $143 and a restatement of earnings for 1999 and 2000. The cumulative effect of this change in accounting policy is reflected as a change in earnings for the year ended December 31, 2001 under United States GAAP.

(g)       DERIVATIVE FINANCIAL INSTRUMENTS

          Under United States GAAP, Luscar is required to adopt Statement of Financial Accounting Standards No. 133 (SFAS 133) and its related amendments SFAS 137 and SFAS 138, with effect from January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Subsequent to

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


January 1, 2001, derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately.

          At January 1, 2001 Luscar had an interest rate swap contract to manage interest rate risk on long-term debt. Luscar also had forward currency exchange contracts, which are utilized to manage the economic risk associated with future revenue flows denominated in United States dollars, and fixed price energy purchase contracts covering future committed and anticipated energy requirements.

          In accordance with the transition provisions of SFAS 133, Luscar recorded a cumulative-effect type adjustment of $30 ($17 net of tax) in accumulated other comprehensive income to recognize the effective portion of the fair value of all derivatives that were designated as cash-flow type hedges as at December 31, 2000. For the year ended December 31, 2001, Luscar reclassified a gain of $883 ($492 net of tax) to earnings as an adjustment from accumulated other comprehensive income. Luscar expects to reclassify a loss of $534 ($298 net of tax) to earnings during the next twelve months, and the balance thereafter, from the transition adjustment that was recorded in accumulated other comprehensive income.

          Luscar uses derivative financial instruments to manage the economic risks associated with debt, forecasted foreign currency transactions and forecasted energy requirements. Because Luscar did not anticipate the need to prepare its financial statements in accordance with United States GAAP, Luscar has not documented these instruments to qualify them for hedge accounting. For the year ended December 31, 2001, Luscar recorded the fair value of these economic hedging instruments and energy purchase contracts as other assets or other liabilities. Luscar recorded a loss resulting from the changes in fair value of these derivative instruments of $10,124 ($5,643 net of tax) in earnings, which does not include reclassifications of other comprehensive income discussed above.

          Luscar's energy purchase strategy is to acquire a reliable supply of electricity and natural gas in a manner that minimizes volatility without undue risk. Luscar has entered into energy purchase contracts to hedge the future cost of the committed and anticipated energy requirements for its mining operations. Luscar enters into such fixed price contracts to reduce price risk, not for speculative purposes.

                                                         AS AT DECEMBER 31, 2001
                                                         -----------------------
                                                          PURCHASE     CONTRACT
                                                            PRICE       VOLUME
                                                         ----------   ----------

Natural gas (gigajoules)...............................  $     4.78         180
Natural gas (gigajoules)...............................  $     4.55         235
Natural gas (gigajoules)...............................  $     4.44         380

Electricity (megawatt hours)...........................  $    48.50         105
Electricity (megawatt hours)...........................  $    46.25          96

 (h)      PROMISSORY NOTES

          Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted except when a right of setoff exists. A right of setoff requires that each of two parties owes the other determinable amounts and that the reporting party has the right to set off the amount owed with the amount owed by the other

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)


party. The sinking funds, which have been setoff against the promissory notes under Canadian GAAP, do not qualify for offsetting under United States GAAP. The sinking funds are therefore reflected as other assets under United States GAAP.

(i)      EMPLOYEE TERMINATION BENEFITS

         United States GAAP requires additional disclosure regarding employee termination provisions. The information provided below relates to provisions for employee terminations made by Luscar. The provision related to the Manalta acquisition was included as a liability in the acquisition and the other provisions were charged to cost of sales.

                                                      MANALTA COAL (1)           GREGG RIVER             LUSCAR MINE
                                                  ----------------------  -----------------------  ------------------------
                                                   NUMBER OF               NUMBER OF                NUMBER OF
                                                   EMPLOYEES    AMOUNT     EMPLOYEES     AMOUNT     EMPLOYEES    AMOUNT (2)
                                                  ----------  ----------  -----------  ----------  ----------- ------------

Balance, January 1, 1999........................          20  $   12,755           --  $       --          --  $        --
Paid during 1999................................         (11)     (1,241)          --          --          --           --
                                                  ----------- ----------- -----------  ----------  ----------  -----------
Balance, December 31,1999.......................           9      11,514           --          --          --           --
Accrued during 2000.............................          --          --          287       5,225         360        3,947
Paid during 2000................................          (9)    (10,969)        (194)     (3,295)         --           --
Adjustments 2000................................          --        (545)         (16)       (394)         --           --
                                                  ----------  ----------  -----------  ----------  ----------  -----------
Balance, December 31, 2000......................          --          --           77       1,536         360        3,947
Paid during 2001................................          --          --          (42)       (475)        (35)        (261)
Adjustments 2001................................          --          --           --          --         (92)      (1,900)
                                                  ----------  ----------  -----------  ----------  ----------- -----------
Balance, December 31, 2001......................          --  $       --           35  $    1,061         233  $     1,786
                                                  ==========  ==========  ===========  ==========  ==========  ===========

-------------------
(1) Severance accruals related to acquisition of Manalta Coal during 1998
(2) Luscar's 50% share

          Adjustments to the estimated provisions for employee termination benefits reflect resignations, transfers of employees to other mining operations and the settlement of litigation with former Manalta Coal executives.

(j)       OTHER DISCLOSURES

          United States GAAP does not permit the disclosure of the subtotals of operating earnings before depreciation and amortization and before interest and foreign currency translation loss in the consolidated statements of earnings. Furthermore, United States GAAP does not permit the disclosure of the subtotal of the cash provided by operating activities before change in non-cash working capital in the consolidated statements of cash flows.

(k)       NEW ACCOUNTING STANDARDS

          SFAS NO. 141--BUSINESS COMBINATIONS; SFAS NO. 142--GOODWILL AND OTHER INTANGIBLE ASSETS. In June 2001, the Financial Accounting Standards Board approved Statement No. 141, Business Combinations (SFAS 141), and Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Those statements will change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



combinations, will cease upon adoption of that Statement. SFAS 142 will be applicable for fiscal years beginning after December 15, 2001; however earlier adoption is permitted for companies with fiscal years beginning on or after March 15, 2001. Luscar has not recorded any goodwill and has no intangibles on its balance sheet and SFAS No. 142 will not impact amortization expenses.

         SFAS NO. 143--ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. In June 2001, the Financial Accounting Standards Board approved Statement No. 143 (SFAS
143), Accounting for Asset Retirement Obligations. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is applicable for years beginning after June 15, 2002. Luscar has not yet determined the effects of the new standards, if any, on its financial statements.

         SFAS NO. 144--ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. In October 2001, the Financial Accounting Standards Board approved Statement No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and replaces SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. Luscar does not expect SFAS 144 to have a material impact on future financial statements.

         ACG NO. 11--ENTERPRISES IN THE DEVELOPMENT STAGE. In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants
(CICA) issued Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" (AcG 11). AcG 11 addresses capitalization of costs and expenditures, impairment and disclosure. Previously, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all entities account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise and requires specific disclosure of information by development stage enterprises. In Luscar's case, AcG 11 became effective during the year ended December 31, 2001.

         Luscar is aware of two alternative views of how AcG 11 affects the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" states that, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Because Luscar considers exploration properties to have the characteristics of property, plant and equipment, costs related to the acquisition of such properties are capitalized. Luscar expenses additional exploration costs incurred before management determines the feasibility of the property. Deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions such as those discussed in AcG 11 exist.

         The alternative view, also under AcG 11, is that there would be a regular assessment of deferred exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations requires the preparation of projections based on objective evidence of economic reserves, such as a feasibility study. Luscar's operations are such that, like most mining enterprises with exploration stage properties, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)



         Under the interpretation followed by Luscar, AcG 11 will not significantly impact its financial statements. The CICA is currently determining the appropriate interpretation of AcG 11 and CICA Handbook section 3061. If the alternative interpretation is determined to be appropriate, all deferred exploration costs would be written off as a change in accounting policy. As at December 31, 2001, the impact on Luscar would be a reduction of capital assets of $4,280, an increase in future income tax assets of $1,412, and a decrease in retained earnings of $2,868. The impact on Luscar for the year ended December 31, 2001 would be to increase depreciation and amortization by $4,280 and reduce net earnings by $2,868.

         AcG 11 also provides guidance on measuring impairment of pre-operating costs that have been deferred. While this guidance is applicable, Luscar does not believe its application would result in impairment of deferred exploration costs.

         CICA HANDBOOK SECTION 1581--BUSINESS COMBINATIONS AND CICA HANDBOOK
SECTION 3062--GOODWILL AND OTHER INTANGIBLE ASSETS. The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) recently issued CICA Handbook Section 1581--Business Combinations and CICA Handbook Section 3062--Goodwill and Other Intangible Assets. Effective July 1, 2001, these standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. As Luscar currently has no goodwill or intangible assets recorded in its financial statements, this pronouncement will have no impact on its financial statements.

         CICA HANDBOOK SECTION 1650--FOREIGN CURRENCY TRANSLATION. The Accounting Standards Board of the Canadian Institute of Chartered Accountants
(CICA) recently amended CICA Handbook Section 1650--Foreign Currency Translation (Section 1650). Effective January 1, 2002, Section 1650 requires that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year. These include gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. Section 1650 is to be applied retroactively with restatement of prior periods. Luscar has adopted Section 1650 effective January 1, 2001. As a result of adopting Section 1650, there was no retroactive impact on prior periods.

19.       COMPARATIVE FIGURES

          Certain comparative figures for prior periods have been reclassified to conform to the presentation in the current period's financial statements.

FINANCIAL STATEMENTS

LUSCAR COAL INCOME FUND

                      (This page intentionally left blank)

                                AUDITORS' REPORT

To the Trustees of
Luscar Coal Income Fund

         We have audited the balance sheets of Luscar Coal Income Fund as at December 31, 2000 and 1999 and the statements of earnings, unitholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada                           (signed) Ernst & Young LLP
February 16, 2001                          Chartered Accountants

                  COMMENT FOR US READERS ON CANADA-US REPORTING
                                   DIFFERENCES

          In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. As discussed in Note 1 to the financial statements, in 2000 the Fund implemented a change in the method of accounting for income taxes to conform to the new Canadian Institute of Chartered Accountants Handbook, Section 3465, and in 2001 implemented a change in revenue recognition and coal inventory and exploration and development cost accounting policies.

Edmonton, Canada                           (signed) Ernst & Young LLP
February 16, 2001                          Chartered Accountants

LUSCAR COAL INCOME FUND

                                 BALANCE SHEETS

                                                                            AS AT              AS AT            AS AT
                                                                            MAY 11,         DECEMBER 31,     DECEMBER 31,
(in thousands)                                                              2001               2000             1999
                                                                            ----               ----             ----
                                                                         (unaudited)        (restated)       (restated)
                                                                           (note 8)          (note 1)         (note 1)
ASSETS
   Cash.............................................................    $        2,792     $         809    $          313
   Due from Luscar [note 7].........................................             6,152               246               645
   Investment in Luscar [note 3]....................................           579,745           565,607           625,540
   Deferred financing costs.........................................             2,572             2,795             3,417
                                                                        --------------     -------------    --------------
                                                                        $      591,261     $     569,457    $      629,915
                                                                        ==============     =============    ==============

LIABILITIES AND EQUITY
Accounts payable and accrued charges................................    $           --     $         350    $          527
Due to Luscar [note 7]..............................................            11,930                --                --
Accrued interest on convertible debentures..........................             3,618                --                --
Convertible debentures, net of equity portion
   [note 4].........................................................            33,206            35,539            41,532
                                                                        --------------     -------------    --------------
                                                                                48,754            35,889            42,059
                                                                        --------------     -------------    --------------
Equity
   Convertible debentures [note 4]..................................            66,794            64,461            58,468
   Unitholders' equity [note 5].....................................           475,713           469,107           529,388
                                                                        --------------     -------------    --------------
                                                                               542,507           533,568           587,856
                                                                        --------------     -------------    --------------
                                                                        $      591,261     $     569,457    $      629,915
                                                                        ==============     =============    ==============


See accompanying notes

LUSCAR COAL INCOME FUND

                             STATEMENTS OF EARNINGS

                                                                      SIX
                                                       JANUARY 1,    MONTHS          YEAR            YEAR         YEAR
                                                        2001 TO       ENDED          ENDED          ENDED        ENDED
                                                        MAY 11,      JUNE 30,       DEC. 31,       DEC. 31,     DEC. 31,
(in thousands)                                           2001         2000           2000            1999         1998
                                                         ----         ----           ----            ----         ----
                                                      (unaudited)  (restated)     (restated)      (restated)   (restated)
                                                       (note 8)    (unaudited)     (note 1)        (note 1)     (note 1)
                                                                    (note 1)
Income
    Interest on Luscar subordinated
       notes [note 3]..............................   $    8,668   $     5,569    $   11,200    $     59,593   $    54,336
    Other .........................................           26            39            84              67            11
    Interest on installments receivable............           --            --            --              --         1,454
                                                      ----------   -----------    ----------    ------------   -----------
                                                           8,694         5,608        11,284          59,660        55,801
                                                      ----------   -----------    ----------    ------------   -----------
Expenses
    Administration costs [note 7]..................          100           563         1,010           1,234           886
    Take over response costs [note 7]..............       12,285            --            --              --            --
    Interest
       Convertible debentures [note 4].............        1,286         2,077         4,007           4,564         1,260
       Luscar loans to finance acquisition.........           --            --            --              --         5,844
       Amortization of deferred financing costs....           72           120           240             276            76
                                                      ----------   -----------    ----------    ------------   -----------
                                                          13,743         2,760         5,257           6,074         8,066
                                                      ----------   -----------    ----------    ------------   -----------
Earnings (loss) before the undernoted..............       (5,049)        2,848         6,027          53,586        47,735
Equity in net earnings (loss) of Luscar............       14,138       (34,140)      (59,933)       (143,608)       (7,040)
                                                      ----------   -----------    ----------    ------------   -----------
Net earnings (loss) for the period.................   $    9,089   $   (31,292)   $  (53,906)   $    (90,022)  $    40,695
                                                      ==========   ===========    ==========    ============   ===========


See accompanying notes

LUSCAR COAL INCOME FUND

                        STATEMENTS OF UNITHOLDERS' EQUITY

                                                                      SIX
                                                      JANUARY 1,     MONTHS          YEAR           YEAR         YEAR
                                                        2001 TO       ENDED         ENDED          ENDED         ENDED
                                                        MAY 11,     JUNE 30,       DEC. 31,       DEC. 31,      DEC. 31,
(in thousands)                                           2001         2000           2000           1999         1998
                                                         ----         ----           ----           ----         ----
                                                      (unaudited)  (restated)     (restated)     (restated)    (restated)
                                                       (note 8)    (unaudited)     (note 1)       (note 1)      (note 1)
                                                                    (note 1)
Balance, beginning of period,
    as originally stated...........................   $  475,056   $   536,425    $  536,425    $    688,573   $   506,945
Adjustment to reflect adoption of
    liability method of accounting for
    income taxes by Luscar [note 1]................           --        (1,176)       (1,176)            148            --
Adjustment to reflect change of
    accounting policies for revenue
    recognition and coal inventory
    by Luscar [note 1].............................        3,155         2,917         2,917             971           669
Adjustment to reflect change of
    accounting policy for exploration
    and development expenditures by
    Luscar [note 1]................................       (9,104)       (8,778)       (8,778)        (15,748)      (15,510)
                                                      ----------   -----------    ----------    ------------   -----------
Balance, beginning of period,
    as restated....................................      469,107       529,388       529,388         673,944       492,104
Trust units issued on acquisition of
    Manalta [note 2]...............................           --            --            --              --       207,060
Net earnings (loss) for the period.................        9,089       (31,292)      (53,906)        (90,022)       40,695
Amortization of deferred
    financing costs................................         (151)         (191)         (382)           (347)          (78)
Accretion charge to increase carrying
    amount of convertible debentures
    in equity [note 4].............................       (2,332)       (2,923)       (5,993)         (5,436)       (1,288)
Distributions paid.................................           --            --            --         (48,751)      (64,549)
                                                      ----------   -----------    ----------    ------------   -----------
Balance, end of period.............................   $  475,713   $   494,982    $  469,107    $    529,388   $   673,944
                                                      ==========   ===========    ==========    ============   ===========


See accompanying notes

LUSCAR COAL INCOME FUND

                            STATEMENTS OF CASH FLOWS

                                                                      SIX
                                                      JANUARY 1,     MONTHS          YEAR           YEAR          YEAR
                                                        2001 TO       ENDED          ENDED         ENDED         ENDED
(in thousands, except per unit                          MAY 11,     JUNE 30,       DEC. 31,       DEC. 31,      DEC. 31,
amounts)                                                 2001         2000           2000           1999          1998
                                                         ----         ----           ----           ----          ----
                                                      (unaudited)  (restated)     (restated)     (restated)    (restated)
                                                       (note 8)    (unaudited)     (note 1)       (note 1)      (note 1)
                                                                    (note 1)
OPERATING ACTIVITIES
Net earnings (loss) for the period.................   $    9,089   $   (31,292)   $  (53,906)   $    (90,022)  $    40,695
Non-cash items:
    Dividends from Luscar..........................           --            --            --              --        25,066
    Equity in net (earnings) loss of
       Luscar......................................      (14,138)       34,140        59,933         143,608         7,040
    Interest on convertible
       debentures not included in
       interest expense............................       (2,332)       (2,923)       (5,993)         (5,436)       (1,902)
    Repayment of advances from Luscar
       for acquisition costs.......................           --            --            --              --        (4,533)
    Interest on installments receivable............           --            --            --              --        (1,454)
                                                      ----------   -----------    ----------    ------------   -----------
Distributable cash.................................       (7,381)          (75)           34          48,150        64,912
Accrued interest on convertible debentures.........        3,618            --            --              --            --
Accrued interest receivable from Luscar............       (5,906)           --            --              --            --
Accrued expenses due to Luscar.....................       11,930            --            --              --            --
Other items not affecting cash.....................         (278)         (201)           63             515           219
                                                      ----------   -----------    ----------    ------------   -----------
                                                           1,983          (276)           97          48,665        65,131
                                                      ----------   -----------    ----------    ------------   -----------
INVESTING ACTIVITIES
Acquisition of Manalta [note 2]....................           --            --            --            (659)     (348,000)
Investment in Luscar [note 3]......................           --            --            --              --       (37,598)
                                                      ----------   -----------    ----------    ------------   -----------
                                                              --            --            --            (659)     (385,598)
                                                      ----------   -----------    ----------    ------------   -----------
FINANCING ACTIVITIES
Repayment of amount due from Luscar................           --           399           399             639            --
Distributions to unitholders.......................           --            --            --         (48,751)      (64,549)
Issue of convertible debentures....................           --            --            --              --       100,000
Issue costs on convertible debentures..............           --            --            --              --        (3,000)
Loan from Luscar...................................           --            --            --              --       250,445
Installments receivable collected..................           --            --            --              --        37,525
                                                      ----------   -----------    ----------    ------------   -----------
                                                              --           399           399         (48,112)      320,421
                                                      ----------   -----------    ----------    ------------   -----------
Change in cash position............................        1,983           123           496            (106)          (46)
Cash position, beginning of period.................          809           313           313             419           465
                                                      ----------   -----------    ----------    ------------   -----------
Cash position, end of period.......................   $    2,792   $       436    $      809    $        313   $       419
                                                      ==========   ===========    ==========    ============   ===========
Cash distributions per unit........................   $       --   $        --    $       --    $      0.537   $    1.0215
Interest paid......................................   $       --   $     5,000    $   10,000    $     10,000   $     8,392


See accompanying notes

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)


1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Luscar Coal Income Fund ("LCIF") prepares its financial statements following Canadian generally accepted accounting principles. As described in
Note 9, these principles differ in certain respects from generally accepted accounting principles in the United States. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the following notes, should be considered an integral part of the financial statements.

ORGANIZATION

          LCIF is an open ended trust, created by a Declaration of Trust under the laws of the Province of Alberta, which holds securities in Luscar Coal Ltd. ("Luscar") and its subsidiary Luscar Ltd. Income derived by LCIF from these investments, net of expenses, is distributed to unitholders of LCIF on a quarterly basis. The beneficiaries of LCIF are the holders of the trust units.

BASIS OF PRESENTATION

          Effective October 1, 1998, LCIF acquired all the outstanding installment receipts and trust units of Manalta Coal Income Trust ("MCIT"), the owner of all of the common shares and certain notes payable of Manalta Coal Ltd. ("Manalta"), a major western Canadian coal producer.

          As contemplated in the acquisition, the following transactions took place to effect the integration of the acquisition:

- on October 1, 1998, MCIT distributed all the common shares and substantially all of the subordinated notes of Manalta to LCIF;
- the sole common shareholder of Luscar Ltd., Luscar Management Corporation, incorporated a new holding company, Luscar Coal Ltd., on December 11, 1998 and on December 31, 1998 transferred the common shares of Luscar Ltd. to Luscar Coal Ltd. in exchange for common shares of Luscar Coal Ltd.;
- on January 1, 1999, LCIF transferred the common shares of Manalta to Luscar Coal Ltd. in exchange for special shares of Luscar Coal Ltd; and
- on January 1, 1999, Luscar Ltd. and Manalta were amalgamated to form a new company named Luscar Ltd. in which LCIF holds subordinated notes and special shares.

          As a result of these transactions, LCIF acquired ownership of Manalta on October 1, 1998 and transferred this ownership to Luscar Coal Ltd on January 1, 1999. Therefore, the accounts of Manalta have not been consolidated because ownership was temporary as the terms of the financing required that Manalta be transferred to Luscar Coal Ltd. The consolidated financial statements of Luscar Coal Ltd., including the accounts of Manalta with effect from October 1, 1998, are presented as a supplement to these financial statements Therefore, these financial statements have been prepared on the basis that LCIF invested in additional special shares and subordinated notes in Luscar Coal Ltd. and Luscar Ltd. to facilitate the acquisition of Manalta by Luscar Coal Ltd effective October 1, 1998 at a purchase price equivalent to LCIF's cost of acquiring Manalta.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)


USE OF ESTIMATES

          The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. In particular, future cash flows from Luscar and other information used to assess the carrying value of LCIF's investment in Luscar are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

          These financial statements include financial statements for interim periods, which have been prepared without audit. Such interim financial statements and the accompanying notes include estimates necessary to fairly present the financial position and results of operations, which may not be indicative of results of operations for other periods.

SPECIAL SHARES OF LUSCAR AND SUBORDINATED NOTES

          LCIF accounts for its investment in special shares of Luscar using the equity method of accounting. Under this method, the cost of the investment is increased (decreased) by the portion of Luscar's earnings (loss) attributable to the special shares, and reduced by the dividends paid by Luscar on the shares. Should LCIF's cumulative share of Luscar losses and dividends received exceed its investment in special shares of Luscar, such excess is applied to reduce the carrying value of LCIF's investment in subordinated notes of Luscar. Interest income on the notes is recorded on an accrual basis as earned. Interest is receivable quarterly on March 31, June 30, September 30 and December 31.

DEFERRED FINANCING COSTS

          Deferred financing costs are being amortized on a straight-line basis over the term of the convertible debentures. The amortization of these costs is included in interest expense and as a charge to unitholders' equity in proportion to the amounts of the convertible debentures classified as debt and equity respectively.

INCOME TAXES

          LCIF is a unit trust for income tax purposes and as such is only taxable on any taxable income not allocated to the unitholders. As any taxable income is allocated to the unitholders, no provision for income taxes on the earnings of LCIF is required. Income tax obligations relating to distributions from LCIF are the obligations of the unitholders.

FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying value of LCIF's financial assets and liabilities are considered to approximate fair values except as otherwise disclosed in these financial statements. Cash is comprised of bank balances held with a major Canadian financial institution and earns interest at rates relative to bank prime rates.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



CHANGES IN ACCOUNTING POLICIES

(a)       INCOME TAXES

          Effective January 1, 2000, Luscar changed its method of accounting for income taxes from the deferral method to the liability method as required by The Canadian Institute of Chartered Accountants' Section 3465, Accounting for Income Taxes. As permitted under these rules, the change has been adopted retroactively and Luscar has restated its consolidated balance sheets at December 31, 1999 and 1998 and its consolidated statements of loss, deficit and cash flows for the year ended December 31, 1999 and 1998 accordingly.

          The effect of Luscar's adoption of the liability method on LCIF's financial statements was to increase LCIF's investment in Luscar and unitholders' equity at December 31, 1998 by $148, increase LCIF's equity in the loss of Luscar for the year ended December 31, 1999 by $1,324 and decrease the investment in Luscar and unitholders' equity at December 31, 1999 by $1,176.

(b)       REVENUE RECOGNITION AND COAL INVENTORY VALUATION

          Luscar has reviewed its revenue recognition and coal inventory valuation accounting policies in the context of U.S. SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In accordance with the guidance of SAB 101, and the guidance of the February 2001 Ontario Securities Commission Staff Notice 52-701 regarding revenue recognition, Luscar changed its revenue recognition and coal inventory valuation accounting policies. Previously, Luscar recognized revenue when coal was shipped from the minesite, either directly to the customer or to port facilities, provided that contractual sales commitments were in place.

          Luscar now recognizes revenue when title passes to the customer. Furthermore, Luscar previously recorded coal inventory at production cost including direct variable overhead, and in the case of coal inventory held at port terminal facilities, at its net realizable value. Luscar now records coal inventory at production cost which includes direct and allocable indirect overhead and in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

          These changes in policy have been adopted retroactively and Luscar has restated its consolidated balance sheets at December 31, 2000 and December 31, 1999 and its consolidated statements of earnings, deficit and cash flows for the periods ended December 31, 2000, June 30, 2000, December 31, 1999 and December 31, 1998 accordingly.

          The effect of these changes in accounting policy on LCIF's financial statements was to decrease LCIF's equity in the loss of Luscar by $302, $1,946 and $238 for the years ended December 31, 1998, 1999 and 2000 respectively and increase the investment in Luscar and unitholders' equity at December 31, 2000 by $3,155.

(c)       EXPLORATION AND DEVELOPMENT COSTS

          Effective January 1, 2001 Luscar has changed its accounting policies for exploration and development costs related to exploration properties. Previously, Luscar capitalized all costs related to exploration properties including property acquisition costs, lease payments, drilling and other exploration related costs. Such costs were

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



reclassified as mining properties when mine development commenced. Costs related to uneconomic exploration properties were charged to earnings in the year of determination.

          Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

          This change in accounting policy has been adopted retroactively and Luscar has restated its consolidated balance sheets at December 31, 2000 and December 31, 1999 and its consolidated statements of earnings, deficit and cash flows for the periods ended December 31, 2000, September 30, 2000, December 31, 1999 and December 31, 1998 accordingly.

          The effect of the change in accounting policy on LCIF's financial statements was to increase LCIF's equity in the loss of Luscar by $238 for the year ended December 31, 1998, decrease its equity in the loss of Luscar by $6,970 for the year ended December 31, 1999, increase its equity in the loss of Luscar by $326 for the year ended December 31, 2000 and decrease the investment in Luscar and unitholders' equity at December 31, 2000 by $9,104.

2.        ACQUISITION OF MANALTA COAL INCOME TRUST

          Effective October 1, 1998, LCIF acquired all of the outstanding installment receipts and trust units of MCIT for $562,647, including acquisition costs of $7,587. The purchase price was comprised of cash of $348,000, costs of $7,587 which were paid directly by Luscar and 34,800 trust units of LCIF valued at $207,060 based on the closing trading value of the trust units on the Toronto Stock Exchange for the day preceding the acquisition date.

          As indicated in Note 1, LCIF acquired MCIT and subsequently transferred MCIT's ownership of Manalta to Luscar on January 1, 1999 in exchange for special shares of Luscar. LCIF did not consolidate the accounts of Manalta for the period from October 1, 1998 to December 31, 1998 because LCIF's ownership of Manalta was temporary as the terms of the financing required that Manalta be transferred to Luscar Coal Ltd.. Since LCIF can significantly influence Luscar, LCIF accounts for its investment in Luscar, including the special shares received in exchange for the common shares of Manalta, using the equity method.

          Because LCIF acquired and retained ownership of the outstanding trust units of MCIT, MCIT's accounts (excluding those of Manalta as described above) are consolidated effective October 1, 1998. The identifiable net assets of MCIT included subordinated notes due from Manalta to MCIT and other amounts payable to Manalta by MCIT that were eliminated upon consolidation in MCIT's consolidated financial statements as at September 30, 1998. The following table presents the adjustments made upon the acquisition of MCIT, the transfer of ownership of Manalta to Luscar Coal Ltd. effective October 1, 1998 and the residual net assets of MCIT retained by LCIF on October 1, 1998.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



                                                                                                       MANALTA         NET
                                                        MCIT                                         TRANSFERRED      ASSETS
                                                    SEPTEMBER 30,   ACQUISITION     MCIT AS           TO LUSCAR      RETAINED
                                                       1998        ADJUSTMENTS(a)   ACQUIRED          COAL LTD.       BY LCIF
                                                    -----------    --------------  ----------        -----------     ---------
Current assets......................................$   100,750      $  14,126     $  114,876        $   126,420     $ (11,544)
Capital assets......................................    750,574        387,450      1,138,024          1,138,024             -
Pension surplus.....................................      7,162          1,701          8,863              8,863             -
Investment in 7.5% subordinated notes of Manalta....          -              -              -                  -       560,000
Investment in Manalta common shares (subsequently
exchanged for special shares of Luscar).............          -              -              -                  -        14,191
                                                    -----------      ---------     ----------        -----------     ---------
Total assets........................................    858,486        403,277      1,261,763          1,273,307       562,647
                                                    ===========      =========     ==========        ===========     =========

Current liabilities.................................    109,699            992        110,691            110,691             -
7.5% subordinated notes due to MCIT.................          -              -              -            560,000             -
Long-term debt......................................    113,977              -        113,977            113,977             -
Future income taxes.................................          -        404,291        404,291            404,291             -
Foreign currency forward contracts..................          -         44,397         44,397             44,397             -
Accrued reclamation costs...........................     28,163         (2,403)        25,760             25,760             -
                                                    -----------      ---------     ----------        -----------     ---------
Total liabilities...................................    251,839        447,277        699,116          1,259,116             -
Equity..............................................    606,647        (44,000)       562,647             14,191       562,647
                                                    -----------      ----------    ----------        -----------     ---------
Total liabilities and equity........................$   858,486      $ 403,277     $1,261,763        $ 1,273,307     $ 562,647
                                                    ===========      =========     ==========        ===========     =========

(a) Acquisition adjustments reflect fair value adjustments to acquired assets and liabilities and the adoption of the liability method of accounting for income taxes.

          The identifiable net assets of MCIT acquired at assigned values accounted for as a purchase were as follows:

7.5% subordinated notes of Manalta.........................................................   $ 560,000
Common shares of Manalta (subsequently exchanged for special shares of Luscar).............      14,191
Accounts payable and accrued liabilities...................................................     (11,544)
                                                                                              ---------
Purchase price.............................................................................   $ 562,647
                                                                                              =========


          Subsequent to the acquisition, and upon the reorganization and integration of the businesses of Luscar Ltd. and Manalta as described in Note 1, the subordinated notes of Manalta were reduced to $292,969 (see Note 3) by offsetting $267,031 in respect of indebtedness owed to Luscar Ltd. by LCIF.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



3.        INVESTMENT IN LUSCAR

                                                                            AS AT           AS AT              AS AT
                                                                           MAY 11,         DEC. 31,           DEC. 31,
                                                                            2001             2000               1999
                                                                            ----             ----               ----
                                                                        (unaudited)       (restated)         (restated)
                                                                          (note 8)         (note 1)           (note 1)
Equity investment
    Special shares, at cost
       Luscar Ltd. (9,000 shares)..................................    $     180,534    $      180,534     $       180,534
       Luscar Coal Ltd. (7,600 shares).............................           14,850            14,850              14,850
    Accumulated equity in losses applied to special
       shares......................................................         (148,105)         (148,105)           (148,105)
    Accumulated dividends received.................................          (47,279)          (47,279)            (47,279)
                                                                       -------------    --------------     ---------------
                                                                                  --                --                  --
                                                                       -------------    --------------     ---------------
Subordinated notes
    12.5% due December 31, 2026....................................          350,000           350,000             350,000
    7.5% due October 1, 2027.......................................          292,969           292,969             292,969
                                                                       -------------    --------------     ---------------
    Subordinated notes, at cost....................................          642,969           642,969             642,969
    Accumulated equity in losses applied to subordinated notes.....          (63,224)          (77,362)            (17,429)
                                                                       -------------    --------------     ---------------
                                                                             579,745           565,607             625,540
                                                                       -------------    --------------     ---------------
                                                                       $     579,745    $      565,607     $       625,540
                                                                       =============    ==============     ===============


          In 1998, LCIF received 7,600 special shares in Luscar Coal Ltd. in exchange for the common shares of Manalta Coal Ltd.

          The 19,363 Luscar Ltd. special shares owned by LCIF at September 30, 1998 were exchanged for 9,000 special shares in Luscar Ltd. created upon the amalgamation of Luscar Ltd. and Manalta Coal Ltd.

          Net proceeds of $37,525 received September 30, 1998 from the collection of installments receivable, plus $73 of funds from the initial installment not required for costs of the issue, were used to acquire additional special shares of Luscar Ltd. at a price of $9.57 per share, as determined by negotiation between LCIF and Luscar.

          The special shares of Luscar Coal Ltd. and Luscar Ltd. are non-voting. The provisions relating to these shares result in LCIF being entitled to 98% of the total dividends paid by Luscar. In the event of dissolution of LCIF, the special shares are convertible into common shares of the issuer on a one for one basis. The holders of special shares are entitled to share equally with the holders of the common shares in any distribution of the assets of the issuer upon the liquidation, dissolution or winding-up of the issuer or other distribution of its assets among its shareholders.

          Luscar has the option to elect to satisfy its obligation to repay the notes on maturity by the issue of equity securities of Luscar having a value equal to the outstanding notes. From time to time, beginning in 2017, Luscar and LCIF will jointly review Luscar's remaining coal resources, the economic conditions relating to the coal industry and the business prospects of Luscar. If either party is of the opinion that Luscar would be unable to refinance the subordinated notes upon maturity on similar terms and conditions, then Luscar shall commence principal

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)


repayments such that the subordinated notes are fully repaid upon maturity. In that event, Luscar's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends on its common and special shares. Otherwise, the notes are not redeemable at the option of Luscar or the holders thereof prior to maturity.

          Effective October 1, 1999 LCIF entered into an agreement with Luscar to temporarily reduce the interest rates on the subordinated notes until Luscar's ratio of senior debt to earnings before interest, income taxes, depreciation and amortization ("EBITDA") reaches targeted levels of less than
3.0 to 1 for two consecutive quarters. This is expected to allow Luscar to increase the principal repayments of its bank indebtedness by $15,000 annually until the targeted senior debt to EBITDA ratio is reached. Additional bank indebtedness repayments for the period from January 1, 2001 to May 11, 2001 amounted to $3,750 ($15,000 in 2000 and $3,750 in 1999). The effective interest rate of the subordinated notes is determined by multiplying the coupon interest rate by an interest rate adjustment factor which is determined by dividing Luscar's forecast distributable cash for the year by the amount of interest otherwise payable under the subordinated notes. The interest rate adjustment factor was 0.8000 from April 1, 2001 to May 11, 2001, 0.1704 from January 1, 2000 to March 31, 2001, and 0.6269 from October 1, 1999 to December 31, 1999.

          In the event Luscar is unable to distribute its available cash by way of reduction of capital or payment of dividends due to restrictions contained in the Business Corporations Act (Alberta), Luscar may make principal repayments on the 7.5% notes not to exceed the amounts Luscar would have distributed were it not for such restrictions. In addition, Luscar may redeem certain of the 7.5% subordinated notes before maturity if the holder of such notes is indebted to Luscar, by offsetting the amount of such indebtedness against the principal amount of the 7.5% subordinated notes redeemed.

          The subordinated notes and special shares are not traded in public markets and therefore their fair values are not readily available. However, the collective fair value of LCIF's investment in these financial assets can be estimated by reference to the market capitalization of the units and convertible debentures since LCIF's principal asset is its investment in the notes and special shares. At December 31, 2000 the market capitalization of the units and convertible debentures based on the closing quoted trading price was $251,923. The comparable value at December 31, 1999 was $342,611.

4.        CONVERTIBLE DEBENTURES

          LCIF issued $100,000 of 10% convertible unsecured senior subordinated debentures in September 1998 to partially fund the Manalta acquisition.

          The debentures mature June 30, 2005 and bear interest at an annual rate of 10% payable semi-annually on June 30 and December 31 in each year. The debentures are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior indebtedness of LCIF.

          The debentures are convertible into trust units of LCIF at the option of the holder at any time prior to maturity at a conversion price of $6.75 per unit and may be redeemed by LCIF after June 30, 2000 and prior to maturity under certain conditions. LCIF also has the option to satisfy its obligation to pay the principal amount of the debentures either upon redemption or at maturity by the issuance of trust units.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



          The convertible debentures are being accounted for as a compound financial instrument as LCIF has the right to redeem the debentures by issuing trust units. The liability component of the debentures at the date of issue was calculated as the net present value of the interest payments at 10% to maturity. The remaining principal amount of the debentures was classified as equity. Interest expense is determined on the liability component with such component being reduced by future interest payments. The equity component of the convertible debentures is increased each year over the term to full face value by charges to unitholders' equity.

          The convertible debentures are listed on The Toronto Stock Exchange and at December 31, 2000, were trading at 80.50% of par value and at December 31, 1999 at 95.0% of par value. As discussed in Note 8, substantially all of the convertible debentures were acquired by LEP and the remaining convertible debentures were redeemed with cash advanced by LEP.

5.        TRUST UNITS

AUTHORIZED

          The Declaration of Trust provides that an unlimited number of units may be issued. Each unit represents an equal undivided beneficial interest in any distributions from LCIF and in the net assets in the event of termination or wind-up. All units are the same class with equal rights and privileges. Units may be issued for consideration payable in installments with such units being held as security for unpaid installments.

          Units are redeemable at the holder's option at amounts related to market prices at the time, subject to a maximum of $250 in cash redemptions in any particular calendar month. The Trustees may waive this limitation at their sole discretion. Redemptions in excess of this amount shall be paid by way of a distribution in specie of a pro rata number of Luscar subordinated notes and special shares of Luscar. As discussed in Note 8, all of the trust units were acquired by LEP.

ISSUED

          The issued and outstanding trust units of LCIF are comprised of 90,700 units issued for aggregate consideration of $735,728.

6.        DISTRIBUTIONS TO UNITHOLDERS

          Distributions to unitholders on a per unit basis were as follows:

                                  2000                1999                    1998
                                  ----                ----                    ----
                            UNITS    $/UNIT      UNITS     $/UNIT       UNITS        $/UNIT
                            -----    ------      -----     ------       -----        ------
March 31.............       90,700    0.00       90,700     0.1500      55,900      0.2500
June 30..............       90,700    0.00       90,700     0.1500      55,900      0.2600
September 30.........       90,700    0.00       90,700     0.1500      55,900      0.2975
December 31..........       90,700    0.00       90,700     0.0875      90,700      0.2140

         There were no distributions made in the period from January 1, 2001 to May 11, 2001.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



         LCIF is able to deduct, for income tax purposes, costs of the issue of units and convertible debentures on a straight-line basis over a five-year period. At December 31, 2000 LCIF has available approximately $4,597 of such amounts, which are deductible over the next two years, plus approximately $6,339 of tax losses available for carryforward until 2007. These deductions and tax losses are eligible to reduce the taxable portion of distributions to unitholders.

7.       RELATED PARTY TRANSACTIONS

         Amounts due from Luscar are non-interest bearing and have no set terms of repayment. Included in the amount due from Luscar as at May 11, 2001 is $5,906 in respect of accrued interest on the Luscar subordinated notes for the period from April 1, 2001 to May 11, 2001. The amount due to Luscar as at May 11, 2001 of $11,930 is non-interest bearing and has no set terms of repayment.

         LCIF had an administrative services agreement with MC Management Inc., a company controlled by one of the Trustees of LCIF, to administer LCIF. The agreement was for a term to June 30, 2001 and subject to termination upon six months notice. The fees were $125 per year for 2000 and 1999 and $115 for 1998. For the period from January 1, 2001 to May 11, 2001 fees of $63 were paid and the contract was terminated at that time for no additional consideration.

         Luscar advanced funds to LCIF during 1998 to finance a portion of the Manalta acquisition costs and associated costs. Interest, based on Luscar's borrowing rates, amounting to $5,844 was paid by LCIF to Luscar in 1998. The advances were repaid on December 31, 1998. Luscar also advanced $11,930 to LCIF during the period ended May 11, 2001 to enable LCIF to pay the costs of responding to the takeover bid launched in March 2001 (see Note 8). These advances will be repaid out of future interest income before distributions are made to unitholders. The costs of LCIF's value maximization process, in response to the takeover offer, during the period ended May 11, 2001 totaled $12,285 and were charged to earnings.

         LCIF reimburses Luscar for investor relations activities performed on behalf of LCIF in the amount of $100 per annum plus disbursements. Such costs amounted to $113 for the year ended December 31, 2000, $108 for 1999, and $108 for 1998. These transactions are recorded at their exchange amounts.

8.       BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

         On March 8, 2001, Luscar Energy Partnership ("LEP", formerly known as Sherritt Coal Partnership) made a formal offer to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. As at June 30, 2001, LEP held all issued and outstanding securities of LCIF. The acquisition has been accounted for as if LEP acquired full ownership of LCIF effective May 11, 2001. During the course of the acquisition, LCIF acquired the common shares of Luscar for one dollar pursuant to a unanimous shareholders' agreement. These financial statements account for LCIF's investment in Luscar using the equity method until May 11, 2001. Future financial statements for LCIF and its wholly owned subsidiary will be consolidated in the financial statements of LEP. Accordingly, these financial statements present the financial position of LCIF as at May 11, 2001 and the results of its operations and its cash flows for the period from January 1, 2001 to May 11, 2001 with comparative information for the six month period ended June 30, 2000.

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



9.       UNITED STATES ACCOUNTING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which in most respects, conform to United States GAAP. Canadian GAAP differs from US GAAP in the following respects:

STATEMENTS OF EARNINGS

         The following table reconciles net earnings (loss) as reported in the accompanying statements of earnings to net earnings (loss) that would have been reported had the financial statements been prepared in accordance with US GAAP.

                                                         JANUARY 1,   SIX MONTHS      YEAR          YEAR
                                                          2001 TO       ENDED         ENDED         ENDED
                                                          MAY 11,       JUNE 30,     DEC. 31,      DEC. 31,
                                                           2001          2000         2000           1999
                                                           ----          ----         ----           ----
                                                        (unaudited)  (unaudited)
Net earnings (loss) under Canadian
   GAAP.............................................    $     9,089   $  (31,292)  $   (53,906)   $   (90,022)
Impact of US GAAP:
   Interest on convertible debentures (a)............        (2,332)      (2,923)       (5,993)        (5,436)
   Amortization of deferred financing
      charges on convertible debentures (a)..........          (151)        (191)         (382)          (347)
   LCIF's equity in net earnings (loss) of
      Luscar measured under US GAAP (b)..............   $   (18,161)  $    9,575   $     7,908    $   (13,442)
                                                        -----------   ----------   -----------    -----------
Net earnings (loss) and comprehensive income
 for the period in accordance with US GAAP...........   $   (11,555)  $  (24,831)  $   (52,373)   $  (109,247)
                                                        ===========   ==========   ===========    ===========

         Balance sheet items which vary, in conformity with US GAAP and SEC requirements:

                                                            AS AT            AS AT           AS AT
                                                           MAY 11,          DEC. 31,        DEC. 31,
                                                            2001             2000            1999
                                                            ----             ----            ----
                                                         (unaudited)
Assets:
Investment in Luscar(b)...............................   $   555,008     $    559,031     $   611,126
Liabilities:
Convertible debentures(a).............................       100,000          100,000         100,000
Redeemable trust units(c).............................       735,728          735,728         735,728
Equity:
Convertible debentures(a).............................            --               --              --
Unitholders' equity(deficit)(b),(c)...................   $  (284,752)    $   (273,197)    $  (220,754)

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



(a)      CONVERTIBLE DEBENTURES

         In accordance with US GAAP, the convertible debentures are required to be accounted for as a debt obligation with related interest charges reflected in income. Accordingly, the portion of the convertible debentures reflected as equity, the amortization of deferred financing charges recorded in equity and the accretion charge to increase the carrying amount of convertible debentures recorded in equity under Canadian GAAP are reclassified as a debt obligation, amortization of deferred financing expenses and interest expense respectively.

(b)      EQUITY IN EARNINGS (LOSSES) OF LUSCAR

         The measurement of LCIF's equity investment in Luscar would differ as a result of measuring the earnings of Luscar in accordance with US GAAP. The summarized effect of these individual differences and their effect on LCIF's financial statements are reflected in the tables above.

(c)      UNITHOLDERS' EQUITY

         Under US GAAP and the requirements of the SEC, redeemable preferred shares whose redemption is outside the control of the issuer are required to be presented outside shareholders' equity. These requirements have been applied to the issued and outstanding trust units and accordingly, the effect of this difference on LCIF's liabilities and equity is included in the balance sheet table presented above.

(d)      OTHER DISCLOSURES

         United States GAAP does not permit the disclosure of the subtotal of distributable cash in the statements of cash flows.

(e)      NEW ACCOUNTING STANDARDS

         SFAS NO. 141-BUSINESS COMBINATIONS; SFAS NO. 142 -GOODWILL AND OTHER INTANGIBLE ASSETS. In June 2001, the Financial Accounting Standards Board approved Statement No. 141, Business Combinations (SFAS 141), and Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Those statements will change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement. SFAS 142 will be applicable for fiscal years beginning after December 15, 2001; however earlier adoption is permitted for companies with fiscal years beginning on or after March 15, 2001. LCIF has not recorded any goodwill and has no intangibles on its balance sheet and amortization expenses will not be impacted by SFAS No. 142. LCIF has not yet determined any other effects of the new standards, if any on its financial statements.

         SFAS NO. 143-ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. In June 2001, the Financial Accounting Standards Board approved Statement No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of

LUSCAR COAL INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS


(Information as at May 11, 2001, for the period from January 1, 2001 to May 11, 2001 and for the six month period ended June 30, 2000 is unaudited)

(in thousands, except per unit amounts)



the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is applicable for years beginning after June 15, 2002. LCIF has not yet determined the effects of the new standard, if any, on its financial statements.

10.      COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the presentation in the 2001 financial statements.