Form 20-F
period 2002-12-31
LUSCAR COAL LTD; LUSCAR ENERGY PARTNERSHIP
filed 2003-06-30
CIK 1161531, 1168203

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

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2002
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM __________ TO ___________

                     COMMISSION FILE NUMBER: NOT APPLICABLE

                                LUSCAR COAL LTD.
                            LUSCAR ENERGY PARTNERSHIP
--------------------------------------------------------------------------------
             (Exact name of Registrant as Specified in Its Charter)

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

                                 ALBERTA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)



          LUSCAR COAL LTD.                         LUSCAR ENERGY PARTNERSHIP
          1600 OXFORD TOWER                            1133 YONGE STREET
         10235 - 101 STREET                            TORONTO, ONTARIO
          EDMONTON, ALBERTA                             CANADA M4T 2Y7
           CANADA T5J 3G1

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

                     9.75% SENIOR NOTES DUE OCTOBER 15, 2011
              GUARANTEES OF 9.75% SENIOR NOTES DUE OCTOBER 15, 2011
              -----------------------------------------------------
                                (TITLE OF CLASS)

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

                                 Yes X   No
                                    ---    ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17     Item 18 X
                                   ---         ---

                                TABLE OF CONTENTS


              Introduction............................................................................ 1
              Glossary of Industry Terms and Conversion Factors....................................... 2
Part 1        Item 1     Identity of Directors, Senior Management and Advisors........................ 6
              Item 2     Offer Statistics and Expected Timetable...................................... 6
              Item 3     Key Information.............................................................. 6
              Item 4     Information on the Company...................................................20
              Item 5     Operating and Financial Review and Prospects.................................55
              Item 6     Directors, Senior Management and Employees...................................65
              Item 7     Major Shareholders and Related Party Transactions............................69
              Item 8     Financial Information........................................................71
              Item 9     The Offer and Listing........................................................71
              Item 10    Additional Information.......................................................71
              Item 11    Quantitative and Qualitative Disclosures about Market Risk...................80
              Item 12    Description of Securities Other Than Equity Securities.......................81
Part II       Item 13    Defaults, Dividend Arrearages and Delinquencies..............................81
              Item 14    Material Modifications to the Rights of Security Holders and Use
                         of Proceeds..................................................................81
              Item 15    Controls and Procedures......................................................81
              Item 16    Reserved.....................................................................81
Part III      Item 17    Financial Statements.........................................................82
              Item 18    Financial Statements.........................................................82
              Item 19    Exhibits.....................................................................83


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

         Pursuant to the Combination Agreement, we transferred our metallurgical coal assets to Fording on February 28, 2003. Concurrently, Fording sold the Prairie Assets to our affiliate, SCAI. During 2003, we announced that we intend to acquire SCAI from SCP II, subject to certain consents from SCAI's customers. We intend to combine the Prairie Assets with our existing thermal coal operations.

         This annual report discloses information regarding our former metallurgical coal assets to the extent necessary to describe us as of December 31, 2002 when we still owned these assets. We also include information with respect to the Prairie Assets, even though we did not manage or operate these assets as of December 31, 2002, to better describe our operations assuming that we acquire the Prairie Assets from SCP II during 2003. On May 8, 2003, we announced our intention to acquire the Prairie Assets from our owners during 2003, subject to obtaining certain consents from customers, at a fair value to be determined by an independent valuator. We have obtained most of the information regarding the Prairie Assets, including coal reserve information, from public information prepared and released by Fording, from whom SCP II acquired the Prairie Assets on February 28, 2003. Although we have no knowledge that any of Fording's public information is untrue or incomplete, we have not independently verified this information. Actual information, including reserve information, may differ from Fording's public information.

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

                GLOSSARY OF INDUSTRY TERMS AND CONVERSION FACTORS

                                  MINING TERMS

"ANTHRACITE COAL" means a class of coal of the highest rank and having a heat value, calculated on an ash-free basis, as high as 34,900 KJ/Kg (15,000 BTU/lb) and primarily used for industrial and home heating purposes.

"BCM" means a bank cubic meter, which represents one cubic meter of material measured prior to disturbance.

"BITUMINOUS COAL" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/Kg (10,000 to 14,000 BTU/lb), commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke for pulverized coal injection into the blast furnace.

"BTU" means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.

"COAL PROCESSING PLANT" means a facility for crushing, sizing, or washing coal to prepare it for sale.

"COAL RANK" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics.

"CHAR" means the product derived from lignite coal, which is used to produce barbecue briquettes.

"CMT" means a clean metric tonne, which represents one metric tonne of coal that has been prepared for sale in a coal processing plant.

"COKE" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

"COKING COAL" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke.

"COMBINATION AGREEMENT" refers to an agreement among Sherritt, Teachers', Fording, Teck Cominco Limited and Westshore Terminals Income Fund, made effective February 28, 2003.

"CONSOL" refers to CONSOL Energy Inc., as well as to its affiliates and subsidiaries.

"DRAGLINE" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used to remove overburden and coal materials a short distance in the surface mining process.

"FORDING" refers collectively to Fording Inc., Fording Canadian Coal Trust and Fording Coal Partnership, as well as to their affiliates and subsidiaries.

"FORDING UNITS" refers to trust units issued by Fording Canadian Coal Trust, a mutual fund trust constituted under the laws of Alberta.

"GW" means gigawatt, equivalent to one million kilowatts.

"HAUL TRUCK" means a large, off-road truck used to haul overburden or coal on a mine site.

"KG" means a kilogram or 1,000 grams.

"KJ" means a kilojoule or 1,000 joules equivalent to one kilowatt of power radiated or dissipated for one second.

"KM" means a kilometer or 1,000 meters.

"KW" means a kilowatt, equivalent to 1,000 watts of electric power.

"KWH" means kilowatt hour, equivalent to the supply of one kilowatt of power for a continuous one-hour period.

"LCL" refers to Luscar Coal Ltd. as well as to its affiliates and subsidiaries.

"LCIF" refers to Luscar Coal Income Fund, an open ended trust formed under the laws of Alberta, with investments in the securities of Luscar Coal Ltd. and Luscar Ltd.,

"LEP" refers to Luscar Energy Partnership (formerly Sherritt Coal Partnership), a general partnership formed in February 2001 under the laws of Ontario between Sherritt and Teachers', who each hold an indirect 50% partnership interest.

"LIBOR" refers to the London Inter-Bank Offered Rate.

"LIGNITE COAL" means a class of coal of the lowest rank and having a heat value, calculated on an ash-free basis, ranging from 14,700 to 19,300 KJ/Kg (6,300 to 8,300 BTU/lb) and used primarily for power generation and the making of char.

"LOADER" means a large machine used to load coal or overburden.

"LUSCAR DEBENTURES" refers to convertible debentures issued by LCIF.

"LUSCAR UNITS" refers to trust units issued by LCIF.

"MANALTA" refers collectively to Manalta Coal Income Trust and Manalta Coal Ltd. as well as to its affiliates and subsidiaries.

"METALLURGICAL COAL" means the various grades of coal used in the integrated steel making process, which are suitable for carbonization to make coke or for pulverized coal injection into the blast furnace.

"MINE-MOUTH POWER PLANT" means a coal-fired electrical generating plant located in close proximity to a coal mining operation that is its sole fuel supply source.

"MW" means a megawatt, equivalent to one thousand kilowatts.

"MWH" means a megawatt hour, equivalent to one thousand kilowatt hours.

"NEPTUNE" refers to Neptune Bulk Terminals (Canada) Ltd.

"NON-RESERVE COAL" means coal quantities that have not been economically evaluated or if, based on such an evaluation, it has been concluded that those coal quantities cannot be economically mined based on current technology and market conditions.

"OVERBURDEN" means materials that overlie a mineral deposit.

"PRAIRIE ASSETS" refers to certain of the assets and operations acquired by SCAI from Fording under the Combination Agreement, including a 50% joint venture interest in Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral properties.

"PULVERIZED COAL INJECTION" refers to the injection of pulverized coal into a blast furnace as part of the integrated steel mill process.

"RECLAMATION" means the restoration of land and the surrounding environment of a mining site after the coal is extracted.

"RESERVE" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining.

"SCAI" refers to Sherritt Coal Acquisition Inc., a wholly owned subsidiary of SCP II, which we intend to acquire from SCP II during 2003.

"SCP II" refers to Sherritt Coal Partnership II, a general partnership formed in October 2002 under the laws of Ontario between Sherritt and Teachers', who each hold an indirect 50% partnership interest.

"SEAM" means a three-dimensional zone consisting of one or more layers of coal, which may be separated, by one or more thin layers of rock.

"SENIOR CREDIT FACILITY" refers to LCL's $100 million senior credit facility with three Canadian chartered banks.

"SENIOR NOTES" refers to US$275 million of unsecured Senior Notes issued by LCL on October 10, 2001, bearing interest at 9.75% per annum, repayable on October 15, 2011.

"SHERRITT" refers collectively to Sherritt International Corporation as well as to its affiliates and subsidiaries.

"SHOVEL" means a large electric or diesel powered machine used in the surface mining process to remove and load overburden or coal.

"STEAM COAL" has the same meaning as thermal coal.

"STRIP RATIO" means the ratio of overburden materials to underlying coal, generally measured in BCM of overburden in place to CMT of coal.

"SUBBITUMINOUS COAL" means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value, calculated on an ash-free basis, generally ranging from approximately 19,300 to 26,700 KJ/kg (8,300 to 11,500 BTU/lb), used to generate electricity or to process heat.

"SURFACE MINE" means a mine in which the coal deposit lies sufficiently near the surface to be extracted by removing the overburden.

"SYNCLINE" means a series of flat lying rock strata that, has been folded into a trough-like geological structure within which coal deposits may lie.

"TEACHERS'" refers to Ontario Teachers' Pension Plan, a corporation without share capital, established by the Teachers' Pension Act of Ontario, which administers the pension plan for approximately 154,000 current teachers and 89,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2002 exceeding $66 billion.

"THERMAL COAL" means coal used for its heating value by power plant and industrial steam boilers to produce electricity or process heat.

"TONNE" refers to a metric tonne equal to approximately 2,204.6 pounds.

"TPD" means tonnes per day.

"VOLATILES" or "VOLATILE MATTER" means that portion of coal that is driven off in gaseous and vapor form when coal is subjected to a standard heating test.


                               CONVERSION FACTORS

         Measurements in this document are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

     TO CONVERT FROM                TO                        MULTIPLY BY
     --------------------------------------------------------------------
     Cubic meters                   cubic yards                   1.308
     Meters                         Feet                          3.281
     Kilometers                     Miles                         0.621
     Hectares                       Acres                         2.471
     Kilograms                      Pounds                        2.205
     Tonnes                         long tons                     0.984
     KJ/kg                          Btu/lb                        0.430

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


                                                                  YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------
                                              1998 (a)        1999         2000          2001          2002
                                            ------------  ------------ ------------  ------------  ------------
                                                                      (in thousands)
CONSOLIDATED STATEMENTS OF EARNINGS DATA
Canadian GAAP
Revenue...................................  $    443,860    $  716,435   $  657,052    $  635,534    $  595,633
Cost of sales.............................       319,886       561,554      534,286       484,843       469,016

Selling, general and administrative
expenses..................................        14,185        16,465       14,733        24,413        13,619
Other (income) expenses...................         3,530        (1,663)      (1,953)       (1,660)       (4,070)
Depreciation and amortization.............        66,389       118,161      105,941       100,023        93,774
Write-down and loss on disposal of
  capital assets..........................            --       172,824       45,808            --        42,791
Interest on subordinated notes............        54,336        59,593       11,200        42,375        31,769
Foreign currency translation loss (gain)..            --            --           --         8,415        (4,021)
Other interest............................         4,471        41,784       52,442        46,773        54,259
                                            ------------    ----------   ----------    ----------    ----------
Loss before income taxes..................       (18,937)     (252,283)    (105,405)      (69,648)     (101,504)
Income tax expense (recovery).............       (11,948)     (108,675)     (45,472)      (58,776)      (47,594)
                                            ------------    ----------   ----------    ----------    ----------

Loss before non-controlling interest......        (6,989)     (143,608)     (59,933)      (10,872)      (53,910)
Non-controlling interest (b)..............         4,910        86,166       32,813            --            --
                                            ------------    ----------   ----------    ----------    ----------
Net loss for the year.....................  $     (2,079)   $  (57,442)  $  (27,120)   $  (10,872)   $  (53,910)
                                            ============    ==========   ==========    ==========    ==========
US GAAP
Net loss for the year.....................                  $  (62,819)  $  (27,397)   $   (5,305)   $  (27,460)
                                                            ==========   ==========    ==========    ==========

SELECTED FINANCIAL DATA
LUSCAR COAL LTD. (CONTINUED)


                                                                       YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------------
                                                  1998 (a)         1999          2000          2001          2002
                                                ------------   ------------  ------------  ------------  ------------
                                                                (in thousands, except per unit amounts)
OTHER FINANCIAL AND OPERATING DATA
Canadian GAAP
Cash flows from:
Operating activities......................               471           124       18,553        38,023        36,795
Financing activities......................            86,687        47,569      (60,151)      (14,248)       22,469
Investing activities......................           (87,159)      (47,691)      41,081       (25,828)      (50,237)
Capital expenditures......................            77,503        47,447       17,822        27,938        51,035
Ratio of earnings to fixed charges (c)....              0.67            --           --          0.29            --

CONSOLIDATED BALANCE SHEET DATA
(AT YEAR END)
Canadian GAAP
Cash and short term deposits..............        $      524    $      526   $        9    $       10    $    6,894
Total assets..............................         2,146,143     1,887,077    1,681,494     1,667,263     1,540,231
Operating line of credit..................            37,719        44,190       45,434         1,911            --
Long-term debt (including current portion,
  excluding promissory and subordinated notes)       376,057       419,547      355,534       445,684       440,246
Promissory notes (d)......................            92,085        86,439       81,283        74,928        69,371
Subordinated notes (e)....................           642,969       642,969      642,969       642,969       642,969
Shareholders' equity (deficit)............             4,519       (52,924)     (80,044)      (90,916)     (144,826)
US GAAP
Shareholders' equity (deficit)............                      $  (59,844)  $  (87,052)   $ (144,973)   $ (161,321)



(a) Includes the results of the Manalta acquisition, which was effective
    October 1, 1998.
(b) Non controlling interest in Luscar held by LCIF.
(c) For the purpose of determining the ratio of earnings to fixed charges, earnings represent earnings before income taxes and non controlling interest, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and interest within rental expense. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002 our earnings were insufficient to cover fixed charges by $21,119, $257,514, $105,038, $69,281 and $101,137.
(d) The promissory notes were issued to finance certain mine assets acquired from one of our customers. Under the terms of the related coal supply contracts for these mines, the customer reimburses us for substantially all of the interest and sinking fund payments due under these notes. At maturity, we are obligated to repay these notes, net of sinking fund balances, at which time under the related coal supply contracts, the customer will reimburse us for the net repayment. See "Item 10 - Additional Information -- Material Contracts."
(e) The subordinated notes are obligations of Luscar Ltd. that are held by LCIF. These notes are eliminated in the consolidated financial statements of LEP.

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



                                                                     YEAR ENDED DECEMBER 31,                JANUARY 1 TO
                                                          ---------------------------------------------        MAY 11
                                                              1998            1999             2000             2001
                                                          ------------    ------------     ------------     ------------
                                                                      (in thousands, except per unit amounts)
STATEMENTS OF EARNINGS DATA
Canadian GAAP
Interest and other income...............................  $     55,801    $     59,660     $     11,284     $      8,694
Net earnings (loss) for the period......................  $     40,695    $    (90,022)    $    (53,906)    $      9,089
US GAAP
Net earnings (loss) for the period......................                  $   (109,247)    $    (52,373)    $    (11,555)
OTHER FINANCIAL AND OPERATING DATA
Canadian GAAP
Total assets............................................  $    774,242    $    629,915     $    569,457     $    591,261
Long term debt..........................................  $     46,968    $     41,532     $     35,539     $     33,206
Unit holders' equity....................................  $    726,975    $    587,856     $    533,568     $    542,507
Distributions/unit......................................  $      1.02     $       0.54     $         --     $       0.10
Basic earnings (loss)/unit..............................  $      0.63     $      (0.99)    $      (0.59)    $       0.08
Fully diluted earnings (loss)/unit......................  $      0.60     $      (0.99)    $      (0.59)    $       0.08
US GAAP
Convertible debentures..................................                  $    100,000     $    100,000     $    100,000
Trust units.............................................                  $    735,728     $    735,728     $    735,728
Unit holders' deficit...................................                  $   (220,754)    $   (273,197)    $   (284,752)


                             SELECTED FINANCIAL DATA

                            LUSCAR ENERGY PARTNERSHIP
                HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

         The following table sets forth a summary of certain of LEP's historical consolidated financial and other data for the dates and periods indicated and should be read in conjunction with LEP's audited consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations--LEP" included elsewhere in this annual report. LEP prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to LEP, see note 19 to LEP's consolidated financial statements included elsewhere in this annual report.


                                     MAY 11 TO   YEAR ENDED
                                    DECEMBER 31  DECEMBER 31
                                        2001        2002
                                    -----------  -----------
                                         (in thousands)
STATEMENT OF EARNINGS DATA
Canadian GAAP
Revenue ..........................   $  408,899   $  597,114
Net earnings for the period ......   $   22,250   $   32,200
US GAAP
Net earnings for the period ......   $   36,356   $   32,162
BALANCE SHEET DATA (AT PERIOD END)
Canadian GAAP
Total assets .....................   $1,612,531   $1,565,904
Long-term debt ...................   $  520,612   $  509,617
Partners' equity .................   $  496,963   $  529,163
US GAAP
Total assets .....................   $1,699,854   $1,655,960


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



                                                                  YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------
                                                1998          1999         2000          2001          2002
                                            ------------  ------------  -----------  ------------  ------------
Low.......................................        0.6341        0.6535       0.6413        0.6241        0.6200
High......................................        0.7105        0.6925       0.6969        0.6697        0.6619
End of Year...............................        0.6522        0.6925       0.6669        0.6279        0.6330
Average...................................        0.6714        0.6744       0.6732        0.6446        0.6370



                                                              LAST SIX MONTHS
                                   ----------------------------------------------------------------------------
                                   DECEMBER      JANUARY       FEBRUARY      MARCH         APRIL          MAY
                                   --------      -------       --------      -----         -----          ---
Low.........................        0.6330        0.6349        0.6530       0.6709        0.6737        0.7032
High........................        0.6461        0.6570        0.6720       0.6823        0.6975        0.7437
End of Month................        0.6330        0.6542        0.6720       0.6805        0.6975        0.7293


On June 27, 2003, the inverse of the noon buying rate for Canadian dollars was $1.00 per US$0.7411.

               PRESENTATION OF OUR FINANCIAL AND OTHER INFORMATION

         Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from generally accepted accounting principles in the United States, or U.S. GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences between Canadian GAAP and U.S. GAAP are summarized in note 19 to the audited consolidated financial statements of Luscar Energy Partnership, in note 9 to the audited and unaudited financial statements of Luscar Coal Income Fund and in note 20 to the audited consolidated financial statements of Luscar Coal Ltd.

                                  RISK FACTORS

         You should carefully consider the risk factors set forth below as well as the other information contained in this annual report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

WE RELY ON A SMALL NUMBER OF KEY CUSTOMERS TO WHOM WE SELL A LARGE AMOUNT OF
COAL.

         Five of the mines that we owned during 2002 derived substantially all of their revenue from a single customer or a group of affiliated customers. These customers were TransAlta, Ontario Power Generation, ATCO Electric, and SaskPower. Our coal shipments to these customers accounted for 56% of our revenues during 2002 and are expected to continue to provide a significant percentage of our revenues in the future. The loss of one or more of these customers could result in the closure of the relevant mine or mines or, in some cases, the sale of the relevant mine to the customer. During 2003, we transferred our metallurgical coal assets to Fording and suspended production at Obed Mountain mine. We have managed the Prairie Assets on behalf of SCAI since February 28, 2003 and intend to acquire SCAI from SCP II during 2003. After giving effect to our expected acquisition of SCAI from our owners, our pro forma revenue for 2002, including royalties, from TransAlta, Ontario Power Generation, ATCO Electric, SaskPower and EPCOR accounted for 77% of our total pro forma revenue, after giving effect to the foregoing transactions.

         Our coal supply contracts with our key customers allow them to terminate the contracts under a number of circumstances including our failure to perform our obligations under the contract or if our operating subsidiary, Luscar Ltd., becomes bankrupt. In particular, a customer may terminate the contract if we fail to deliver a minimum amount of coal or if our customer or we are unable to obtain necessary permits or government approvals. In addition, the contracts with these customers allow them to temporarily suspend or terminate the contract as a result of specified events beyond the control of the affected party, including work stoppages, rail disruptions, natural disasters, excessive damage or required modifications to the power station being served, and equipment break-downs. Some of the contracts with key customers also provide for termination if available coal reserves are exhausted or if licenses, permits or approvals required to mine the coal are not available. One coal supply contract, which represented approximately 10% of our 2002 revenue, may be terminated by either party to the agreement upon written notice given to the other party during the month of July of 2006 or 2011. If notice is given, the contract will terminate on July 1 of the following year. If any of these customers suspend or terminate all of their contracts with us, it would materially adversely impact our financial position. However, no individual contract is material to our financial condition or ability to pay interest or principal on the Senior Notes. In addition, these customers may choose not to extend their existing contracts or not to enter into new contracts. If that happens, we would be affected adversely to the extent that we are unable to find other customers to purchase coal at the same level of profitability.

OUR DOMESTIC THERMAL COAL SALES ARE DEPENDENT ON THE ELECTRICITY GENERATION INDUSTRY IN ALBERTA, SASKATCHEWAN AND NORTHWESTERN ONTARIO.

         Demand for our domestic thermal coal depends primarily on coal consumption by the electric utility industry in Alberta, Saskatchewan and northwestern Ontario. This demand is affected by a variety of factors, including fluctuations in the demand for electricity, environmental and other governmental regulations and orders, technological developments and the availability and price of alternative electricity generation sources such as natural gas or oil generation, nuclear energy or hydroelectric energy. Our business plan is predicated on the sustained demand for electricity from the power plants we supply. Any significant reduction of electricity demand from these power plants will have a material adverse effect on our results of operations. In addition, any increased coal sales in these markets are dependent upon increases in electricity demand that we cannot be certain will occur.

WE EXPERIENCED SUBSTANTIAL CYCLICALITY IN OUR EXPORT COAL BUSINESS IN THE PAST AND WE EXPECT THAT CYCLICALITY TO CONTINUE.

         We have experienced substantial price fluctuations in our export coal business in the past and we expect that such fluctuations will continue. Our export markets include customers in Japan, Korea, other Pacific Rim countries and South American countries, which are all countries that have experienced economic slowdowns within the past five years. Export coal markets are cyclical and characterized by: (1) periods of excess supply resulting from expansions of production capacities, more efficient mining techniques or other factors; and
(2) periods of insufficient demand resulting from weak general economic conditions, reduced production by our customers or other factors. These circumstances could result in downward pressure on export coal prices or demand, which would reduce our revenues and profitability. Export coal prices may not remain at current levels. A slowdown in economic growth may significantly reduce the price and the demand for export coal. Any prolonged or severe weakness in export coal prices or demand by foreign electricity generation industries would reduce our revenues and profitability and could cause us to reduce our output or, possibly, close one or more of our mines, all of which would reduce our cash flow from operations. For example, we have recently reduced production at our Coal Valley mine and indefinitely suspended production at our Obed Mountain mine in response to low export thermal coal selling prices resulting from excess production capacity in the seaborne thermal coal markets to which these mines ship a significant portion of their sales.

         Since December 31, 2002, we have transferred our metallurgical coal operations to Fording and reduced our export thermal coal production. We intend to acquire Fording's Prairie Assets from SCP II during 2003, from which we expect to derive revenues from the ownership and operation of mine mouth thermal coal operations in Alberta. As a result, we expect that our ongoing exposure to the cyclicality of the export coal business will be significantly less than in prior years.

THE GUARANTORS AND WE ARE HIGHLY LEVERAGED AND HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS.

         The guarantors and we have substantial indebtedness and significant debt service obligations. As at December 31, 2002, the guarantors and we had total indebtedness of $509.6 million and a debt to equity ratio of 1.0 to 1 including the current portion of the indebtedness but excluding intercompany debt and future income taxes. The indenture governing the Senior Notes and our credit facility permit our subsidiaries and us to incur additional indebtedness, including secured indebtedness, subject to limitations. See "Item 10 - Additional Information -- Material Contracts" on page 71.

         Our high degree of leverage could have important consequences to you. For example, it could:

         - make it more difficult for us to satisfy our obligations with respect to the Senior Notes and our other indebtedness;

         - require us to dedicate a substantial portion of our cash from operations to the payment of debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and general corporate purposes;

         - limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

         - increase our vulnerability to general adverse economic and industry conditions;

         - place us at a disadvantage compared to our competitors that have less debt; and

         - limit our flexibility in planning for, or reacting to, changes in our business and industry.

         Under our bank credit facility, the lenders have the option to convert the bank credit facility from a 364-day term credit facility to a demand credit facility if our fixed charge coverage ratio is less than 2.5 to 1. As at December 31, 2002, our fixed charge coverage ratio was 2.4 to 1, however, our lenders waived their option to convert at that time. As at March 31, 2003 our fixed charge coverage ratio was 2.5 to 1.

YOUR RIGHT TO RECEIVE PAYMENT ON THE SENIOR NOTES AND THE GUARANTEES RANKS BEHIND OUR SECURED INDEBTEDNESS, WHICH MAY REDUCE THE LIKELIHOOD THAT YOU WILL BE REPAID IN THE EVENT OF BANKRUPTCY, LIQUIDATION OR OTHER ADMINISTRATIVE PROCEEDINGS THAT REQUIRE ALLOCATION OR DISTRIBUTION OF OUR ASSETS.

         The Senior Notes and the guarantees are subordinate in right of payment to the guarantors' and our secured indebtedness to the extent of the assets securing such indebtedness. The Senior Notes are our senior unsecured obligations, and the guarantees are senior unsecured obligations of the guarantors. The Senior Notes and the guarantees rank equally with all of the guarantors' and our senior unsecured indebtedness. As at December 31, 2002, (1) we, together with the guarantors, had $75.2 million of outstanding secured debt and (2) we had nothing drawn and had outstanding letters of credit of $62.5 million against our bank credit facility. Our bank credit facility allows total secured borrowings of up to $100.0 million. In addition, the indenture governing the Senior Notes permits us to incur additional secured indebtedness. Accordingly, in the event of bankruptcy, liquidation, receivership or a reorganization or similar proceeding relating to any of the guarantors or us, you will participate with all other holders of our indebtedness and the indebtedness of our guarantors in the assets remaining after the guarantors and we have paid all of the obligations under any secured indebtedness. In any of these cases, these assets may be insufficient to pay all of the guarantors' and our creditors and you are likely to receive less, ratably, if any, than our secured creditors.

WE MAY NOT BE ABLE TO ACQUIRE, RETAIN AND DEVELOP COAL RESERVES.

         Our ability to supply coal to our customers depends on our ability to retain and exploit our coal reserves in an economic fashion. Any defect in our rights to mine any of our coal reserves could adversely affect our ability to mine these reserves and to supply our customers. In addition, our utility customers or we often need to obtain land access rights from third parties to mine our coal reserves. The acquisition of these rights could increase our costs. The failure to acquire these rights could prevent us from mining the particular coal reserves. If we are not successful in obtaining coal rights and sustaining our coal reserves, our future revenues will be adversely affected. A component of our business strategy is to acquire and develop new coal reserves. If we are unsuccessful in this area, our future growth may be affected. We intend to acquire SCAI during 2003 and thereby acquire the additional coal and mineral reserves included in the Prairie Assets that SCAI acquired from Fording earlier this year.

         Many of our properties, including those we expect to acquire from SCP II as part of the Prairie Assets, contain non-reserve coal. We refer to properties as having non-reserve coal, as opposed to coal reserves, when we have not economically evaluated the feasibility of mining the coal on that property or if, based on such an evaluation, we have concluded that the coal cannot be economically mined based on current technology and market conditions. If any or all of our non-reserve coal cannot be economically mined now or in the future, we may need to seek new non-reserve coal or reserves for development or other alternatives to support our growth strategy.

         In addition, our capital resources may limit us from further developing our existing coal reserves and non-reserve coal, finding and developing new non-reserve coal that can be economically mined or acquiring new coal mines, reserves and non-reserve coal.

WE CANNOT BE CERTAIN OF THE TRUE EXTENT OF OUR COAL RESERVES BECAUSE THEY ARE BASED ON ESTIMATES OF ECONOMICALLY RECOVERABLE COAL.

         Our stated coal reserves, including the coal reserves recently acquired by SCAI from Fording, are based on estimates. Estimates of coal reserves and future net cash flows derivable from them may differ from actual results, depending on a number of variables and assumptions, which include:

         - historical coal recovery from an area compared with coal recovery from other areas;

         - coal seam thickness and the amount of rock and soil overlying the coal deposit;

         - availability of labor, equipment, and services required to mine and deliver coal to our customers;

         -        effects of legislation and regulations; and

         - future coal prices, operating costs, development and reclamation costs.

         For these reasons, (1) estimates of economically recoverable quantities of coal, (2) classifications of reserves based on probability of recovery and
(3) estimates of future net cash flows expected from reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserves and the revenues, the mining costs and capital expenditures related to such tonnage may be materially different from estimates, which may adversely affect our operating results. Information regarding the coal reserves recently acquired by SCAI from Fording has been derived from public information prepared by and released by Fording, as at December 31, 2002. We have not yet evaluated the coal reserves acquired by SCAI from Fording or the accuracy of Fording's public information and, in the future, our estimates of coal reserves and future net cash flows derivable from them may differ from the public information.

GOVERNMENT REGULATIONS COULD INCREASE OUR COSTS OF DOING BUSINESS.

         We are subject to extensive mining, environmental and health and safety laws and regulations, including those relating to:

         - conflicts with other land users such as recreational, agricultural, forestry, and oil and gas users;

         -        employee health and safety;

         -        mining and other permit and license requirements;

         - the protection of the environment, including air quality, water pollution and other discharges of materials into the environment, groundwater quality and availability, plant and wildlife protection, and reclamation and restoration of mining properties; and

         -        land use fees and royalties.

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

GLOBAL WARMING CONCERNS AND THE KYOTO PROTOCOL MAY DISCOURAGE OR RESTRICT OUR CUSTOMERS' USE OF COAL.

           Public and government concern over the addition of greenhouse gases to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of greenhouse gases through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide that is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by several countries. In December 2002, the Government of Canada ratified the Kyoto Protocol. The Government of Canada has not yet released regulations relating to the Kyoto Protocol.

           The Province of Alberta has recently proposed the Climate Change and Emissions Management Act ("Bill 37"). If passed, Bill 37 would establish a framework for management of greenhouse gases in the Province of Alberta. Bill 37 contemplates regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy. Bill 37 proposes sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output.

           If the power plants that we supply are subjected to any potential requirement to reduce carbon dioxide emissions, then our customers may seek to reduce the amount of coal consumed, introduce new technology that would allow for reduction of carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal, and any restrictions on the burning of coal, will negatively impact our revenues and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

COAL MINING IS SUBJECT TO INHERENT RISKS AND IS DEPENDENT UPON MANY FACTORS AND CONDITIONS BEYOND OUR CONTROL, WHICH MAY ADVERSELY AFFECT OUR PRODUCTIVITY AND OUR FINANCIAL POSITION.

         Coal mining is subject to inherent risks and is dependent upon a number of conditions beyond our control, which can affect our costs at particular mines, including for the delivery of coal. These risks and conditions include:

         -        inclement weather conditions;

         -        unexpected equipment or maintenance problems;

         -        variations in geological conditions;

         -        natural disasters;

         -        environmental hazards;

         -        industrial accidents;

         - explosions caused by the ignition of coal dust or other explosive materials at our mine sites; and

         -        fires caused by the spontaneous combustion of coal.

         These risks and conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. Insurance coverage may not be available or sufficient to fully cover claims that may arise from the above conditions. We currently have insurance coverage that includes $1 billion of property loss insurance, subject to a deductible level of $5 million per incident (except where lower deductible levels are required pursuant to our contracts), and $100 million of general liability insurance. These policies contain customary exclusions and deductibles and may not provide coverage in every particular case. We cannot be sure that such insurance coverage will be available to us throughout the term of the Senior Notes. We have investigated the availability of insurance to cover environmental spills or accidents and have found the cost of such policies and restrictions contained in such policies inappropriate given the nature of the risks we face. Over the past five years, we have been adversely affected by some of these conditions, which were not covered by insurance. For example, we expended extra cash resources on our Line Creek mine conveyor system due to the failure of the equipment to meet original specifications. Any of these risks or conditions could have a negative impact on the cash available from our operations and our financial position.

WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AT OUR OPERATIONS OR THOSE OF OUR KEY CUSTOMERS OR SERVICE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

         Most of our mining operations are unionized, and we have a risk of work stoppages as the result of a strike or lockout. Any work stoppage could have a material adverse effect on our financial condition and results of operations. In addition, any work stoppage or labor disruption at our key customers or service providers could impede our ability to supply coal, to receive critical equipment and supplies for our mining operations or to collect payment from customers encountering labor disruptions. This may increase our costs or impede our ability to operate one or more of our mining operations.

COMPETITION COULD PUT DOWNWARD PRESSURE ON EXPORT COAL PRICES, REDUCING OUR PROFITABILITY, OR COULD CAUSE US TO LOSE CUSTOMERS.

         The export coal industry is highly competitive, typically with numerous producers competing in each coal consuming region or the international export market. Historically, we have competed with large and small producers within a region. Because of significant consolidation in the coal industry over the past few years, some of our competitors have significantly increased their scale and have a greater ability to influence pricing and be long-term suppliers of competitively priced coals. In addition, many of our competitors can compete more effectively than we do because they have significantly greater financial resources than we do. Competitive factors could put downward pressure on export coal prices or result in the loss of customers. We have recently reduced our exposure to competition in export coal markets by transferring our metallurgical coal operations to Fording and reducing or indefinitely suspending production at our export thermal coal operations.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         We incur costs and expenses primarily in Canadian dollars; however, substantially all of our revenue from export coal sales, which amounted to $238 million during 2002, is denominated in United States dollars. If the Canadian dollar gains value against the United States dollar while other factors remain constant, we will see a relative decrease in revenue and our cash flow will be diminished. Adverse changes in the United States dollar/Canadian dollar exchange rate could make some of our mines uneconomic to operate and could make it necessary for us to close them. Any such mine closures and the resulting closure costs would reduce our cash flow from operations. Because we have recently transferred our metallurgical coal operations to Fording and reduced or indefinitely suspended production at our export thermal coal operations, our revenues denominated in United States dollars will be significantly lower in the future.

         If our competitors' currencies decline against the Canadian and United States dollars, their competitive position in the marketplace may allow them to offer lower prices to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the United States dollar, those customers may seek decreased prices for the coal we sell to them. Both of these factors could reduce our profitability or result in a loss of coal sales. Because we have recently transferred our metallurgical coal operations to Fording and reduced or indefinitely suspended production at our export thermal coal operations, most of our competitors and customers will be domestic and our risks related to the currencies used by export customers and competitors will be significantly reduced.

         Our US$275 million of Senior Notes are denominated in United States currency and we are obligated to make semi-annual interest payments in United States currency. Upon maturity on October 15, 2011, we will be required to repay the Senior Notes, in full, in United States currency. Because we have significantly reduced our sources of United States currency, through the transfer of our metallurgical coal operations to Fording and through the reduction or indefinite suspension of production at our export thermal coal operations, our exposure to fluctuations in the relative value of the United States currency and the Canadian currency will be significantly greater in the future. Any future decreases in the value of the Canadian currency relative to United States currency will reduce our net earnings. For further information on recent fluctuations between these currencies, please refer to page 9.

OUR ABILITY TO SELL COAL DEPENDS ON TRANSPORTATION BEING AVAILABLE AND
AFFORDABLE.

         We depend on rail and ship transportation to deliver coal to our export customers, Ontario Power Generation, and other distant customers. For our export sales, we pay for rail haulage of coal to the west coast of Canada and the port cost of loading coal onto ships. These transportation costs are a significant component of the total cost of supplying coal to these customers. Any increase in the costs of transporting our coal, whether borne by our customers or us could adversely affect our competitive position in specific market regions and our profitability from sales in that region. Disruption of rail and port services could impair our ability to supply coal to our customers thereby resulting in lost sales and reduced profitability. The Line Creek, Luscar, Coal Valley, Obed Mountain and Bienfait mines are dependent upon third party rail carriers for delivery of coal and only the Bienfait mine is served by more than one carrier. Since December 31, 2002 we have transferred the Line Creek and Luscar mines to Fording, reduced production at our Coal Valley mine, and indefinitely suspended operations at our Obed Mountain mine. We also intend to acquire the Prairie Assets from SCP II, which include operations that are not dependent upon transportation to distant customers.

ADVERSE ENVIRONMENTAL IMPACT FROM COAL MINING AND COAL USE MAY LEAD TO INCREASED COSTS TO OUR CUSTOMERS AND US.

         Coal contains elements including sulfur, mercury, arsenic, nitrogen, cadmium, uranium and selenium. Depending on the concentration of these elements, their release into the environment through the mining process or through the consumption of coal may have an adverse impact on the environment. The unauthorized release of regulated materials on or from properties owned, leased, occupied or used by us could result in penalties, including potentially significant fines, and governmental orders requiring the investigation, control and remediation of these releases. The release of these materials could have a material adverse effect on our ability to continue mine operations or to sell our interest in our property or could lead to claims by third parties. Our customers are subject to similar regulations. In addition, environmental regulations may restrict our customers' ability to burn coal. As a result, such customers may reduce their use of coal or need to invest in costly emission control technologies. For example, the governments of Canada and the provinces have indicated that they are considering regulatory and legislative changes to require coal-fired power plants to reduce mercury emissions by as much as 90% in the future.

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

RECLAMATION AND MINE CLOSURE COSTS COULD ADVERSELY AFFECT OUR CASH FLOW FROM OPERATIONS.

         We have accrued for the estimated costs of reclamation and mine closing. The accrual for these costs is based upon government regulations in effect at the time, our estimates of these costs, the timing of reclamation and mine closure procedures. Changes in government regulations, cash costs or timing of reclamation or mine closure procedures could result in adjustments to our estimates. As a result, the accruals may need to be increased, reducing our earnings. Actual cash costs may be greater than the estimated costs to complete reclamation and mine closing procedures, which would negatively impact our results of operations. During 2003, we intend to adopt CICA Handbook section 3110, which is similar to SFAS 143. As a result of adopting CICA Handbook section 3110, we will significantly increase our accruals for reclamation and mine closing costs to reflect the net present value of projected future cash flows related to the reclamation and restoration of lands that we have disturbed during mining. The adoption of CICA Handbook section 3110 will have an impact upon our net earnings, both at the time of adoption and in future periods, but will not have an impact upon our cash flows.

         In addition, we are required to provide financial security to provincial authorities covering future reclamation costs. These financial security requirements arise out of our obligation under provincial mining and environmental legislation to reclaim lands that we disturb during mining. The form of the security must be acceptable to the provincial governments. Currently, we provide reclamation security by way of irrevocable letters of credit issued under our new credit facility. For amounts outstanding under these letters of credit, see "Item 10 - Additional Information - Material Contracts - Bank Credit Facility". We may be unable to obtain adequate financial security in the future or we may be required to replace our existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations. If governmental regulations change in a manner that significantly increases the costs associated with reclamation and mine closure, it could materially reduce our results of operations and make further development of existing and new mines less economically viable. For example, the Saskatchewan government has legislated and is in the process of implementing a system requiring security to be posted for mine reclamation obligations based upon forecasted costs to reclaim disturbed lands. This implementation will require us to provide additional reclamation security and will reduce the capital available for other purposes. Our obligations to provide reclamation security to the Alberta government may also increase in the future if the government is successful in its initiative to require coal and other industries to calculate reclamation security requirements based on contractor rates rather than based upon our internal costs.

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

         The Alberta electricity industry was deregulated as of January 1, 2001. Electricity generation in the Province of Ontario was recently deregulated, however, the government has introduced new regulations during November 2002 that limit the price of electricity sold to residential users and certain commercial users in that province. Electricity generation in the Province of Saskatchewan is fully regulated. Any increased volatility of electricity prices and uncertainty over electricity supplies brought on by deregulation may represent a significant financial risk for our key customers which could adversely impact our coal sales to affected customers.

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

OUR OPERATING EXPENSES COULD INCREASE SIGNIFICANTLY IF THE PRICE OF ELECTRICITY, FUELS OR OTHER INPUTS INCREASES.

         We are a significant consumer of electricity, fuels and other inputs. For example, a substantial portion of our major mining equipment and processing plants is powered by electricity that we have to purchase from outside sources at the Coal Valley, Obed Mountain and Bienfait mines. The electric utility industry in Alberta was deregulated in January 2001 resulting in a significant increase in our cost of electricity for 2001. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas. Although our mine-mouth contracts and contract mining agreements have price escalation clauses that protect us from most cost increases, we are not able to pass on cost increases to our export and other customers, which could negatively impact our operating profits. Our exposure to increases in the prices of electricity, fuels or other inputs will be significantly reduced as a result of the recent transfer of our metallurgical coal operations to Fording and our intention to acquire the Prairie Assets, where electricity, diesel fuel and natural gas costs are recovered from the customer.

WE ARE CONTROLLED BY THE PARTNERS OF LUSCAR ENERGY PARTNERSHIP, WHOSE INTERESTS MAY NOT BE ALIGNED WITH THE INTERESTS OF A HOLDER OF OUR SENIOR NOTES.

         LCIF owns all of our outstanding common stock and LCIF is 100% owned by LEP. Sherritt and Teachers', in turn, control LEP. Accordingly, Sherritt and Teachers' are able to elect the management committee of LEP, determine our corporate and management policies and make decisions related to fundamental corporate actions. LEP's interests, or the interests of Sherritt or Teachers', may not be aligned with the interests of a holder of Senior Notes.

THE ABILITY TO ENFORCE CIVIL LIABILITIES IN CANADA MAY BE LIMITED.

         The guarantors and we are incorporated or established under the laws of Canada or its provinces, and the laws of Canada or its provinces govern our charters and material contracts. Substantially all of our assets are located in Canada. All of the members of LEP's management committee, our directors, officers, significant employees and the independent auditors named in this annual report reside outside of the United States.

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

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts, but rather on our current expectations and our projections about future events, including our current expectations regarding:

         - the future demand for coal, coal prices and increases or decreases of coal prices;

         -        the remaining life of coal reserves;

         - our expectations of contract completions and renewals and the results of contract terminations;

         - our future profitability and capital needs, including capital expenditures;

         -        the effect on us of new accounting releases;

         - our expectations with respect to our intent to acquire SCAI from SCP II during 2003 and the efficiencies and increased profitability we expect will result from that acquisition;

         -        the benefits to be derived from the execution of our strategy;
                  and

         -        other future developments in our affairs or in our industry.

         These forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases.

         Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written and oral forward-looking statements made by us or on our behalf are subject to such risks, uncertainties and other factors, including the risk factors described in this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report may not occur. The forward-looking statements included in this annual report are made only as of the date of this annual report.

ITEM 4     INFORMATION ON THE COMPANY


                                  OUR BUSINESS

                                    OVERVIEW

          We are the largest thermal coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal production. After giving effect to the disposition of our metallurgical coal operations and the expected acquisition of the Prairie Assets from SCP II during 2003, we will own and operate eight surface mines, including one mine in which we have a 50% ownership interest, and we will operate two surface mines under a mining contract with an electric utility. Together, these mines produced almost 40 million tonnes of coal during 2002, making us one of the largest coal producers in North America. All of our coal production and coal reserves at our existing mines are less than one percent sulfur by weight on average, which is considered to be low-sulfur coal. Many utilities use low-sulfur coal to comply with environmental regulations for sulfur-dioxide emissions. We generate a substantial portion of our revenue from long-term contracts with ATCO Electric, EPCOR, SaskPower and TransAlta, the major electricity generators in Alberta and Saskatchewan. We supply these contracts from our mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

         We have proven and probable coal reserves in western Canada that we believe will last for many years based on 2002 production from our owned mines. During 2003, we intend to acquire the Prairie Assets from SCP II, which include additional proven and probable coal reserves in Alberta. We expect that the acquisition of the Prairie Assets will enhance our position as a key supplier of energy in domestic markets. We believe that there will be an increase in demand for coal as a result of various factors, including a continued increase in the demand for electricity. We believe that utilities will build new coal-fired power plants and expand existing plants, and that industrial users will switch from natural gas to coal in response to the greater price stability and abundance of coal.

                                   OUR HISTORY

         We began operations in 1911 as Mountain Park Coal Company Limited, which initially supplied coal to the domestic railway, industrial and home markets. We began supplying power plants in Alberta in 1949 and in Saskatchewan in 1971. We entered the export metallurgical coal market in 1970 and the export thermal coal market in 1978. We began supplying coal to electric utilities in southern Ontario in 1978 and in northwestern Ontario in 1981. Since then, we have expanded coal sales to our diverse markets through new mine developments and acquisitions. Prior to 1996, we were a private company. In 1996, we were acquired by LCIF in connection with an initial public offering of the units of LCIF that were traded publicly on the Toronto Stock Exchange.

         To continue our growth and to increase our coal assets, LCIF, our parent, acquired Manalta Coal Income Trust ("MCIT") in September 1998 for aggregate consideration of $562.6 million. MCIT's wholly owned subsidiary, Manalta Coal Ltd., ("MCL") was our primary competitor in our Canadian markets and also participated in export markets. LCL was incorporated at that time to hold the common shares of the entity resulting from the amalgamation of LL and MCL. The Manalta acquisition substantially increased our scale, market share and low-sulfur coal reserves. Primarily as a result of the Manalta acquisition, from 1997 to 1999 our annual coal sales increased by approximately 25.0 million tonnes, our reserve base increased by approximately 468.0 million tonnes and we became the largest coal producer in Canada. Several of Manalta's mining operations were adjacent to our existing operations, and by combining them we were able to effect significant operating cost synergy as well as to reduce corporate overhead costs.

         During 2001, pursuant to a take-over bid and a secondary-stage compulsory acquisition, LEP acquired all the outstanding securities of Luscar for total consideration of approximately $900 million, comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. LEP acquired control of LCIF and LCL on May 11, 2001 and now holds all the issued capital of LCIF, which in turn holds all the issued capital of LCL and Luscar Ltd. In October 2001, as part of a refinancing, LCL issued U.S.$275 million of 9.75% Senior Notes due October 15, 2011, which are guaranteed as to principal and interest by LEP. We used the proceeds from the Senior Notes to repay existing bank indebtedness and to increase our cash position to fund operations and future growth. At the same time, we negotiated the $100 million Senior Credit Facility.

         On February 28, 2003, under the terms of the Combination Agreement, we transferred substantially all of our metallurgical coal assets to Fording. These metallurgical coal assets included our 50% interest in each of the Line Creek mine, the Luscar mine and the undeveloped Cheviot deposit, as well as our 23.2% interest in Neptune and certain non-producing metallurgical coal properties. We exchanged our 50% interest in Line Creek mine for 2,979,000 Fording Units and distributed the remaining metallurgical coal assets to our partners, who subsequently received 221,000 Fording Units in exchange for these metallurgical coal assets. We retained certain land reclamation and severance obligations related to the closure of the Luscar mine, as well as an obligation to fund, over a five year period, certain defined benefit pension plan deficits assumed by Fording. We also received cash payments from Fording in respect of accounts receivable and inventories, net of accounts payable and accrued charges.

         Also under the Combination Agreement, our affiliate, SCAI, acquired Fording's Prairie Assets, which include a 50% joint venture interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral properties. Since February 28, 2003, we have managed and operated the Prairie Assets on behalf of SCAI under a management agreement. On May 8, 2003 we announced our intention to acquire the Prairie Assets from our owners, subject to obtaining certain consents from customers, at a fair value to be determined by an independent valuator.

         This annual report discloses information regarding our former metallurgical coal assets, to the extent necessary to describe us as of December 31, 2002 when we still owned these assets. We also include information with respect to the Prairie Assets, even though we did not manage or operate these assets as of December 31, 2002, to better describe our operations after we acquire the Prairie Assets from SCP II during 2003. We have obtained most of the information regarding the Prairie Assets, including coal reserve information, from public information prepared and released by Fording, from whom our owners acquired the Prairie Assets on February 28, 2003. Although we have no knowledge that any of Fording's public information is untrue or incomplete, we have not independently verified this information. Actual information, including reserve information, may differ from Fording's public information.

                              CORPORATE INFORMATION

         The following diagram illustrates our current corporate structure excluding SCAI, which is indirectly held by our owners through SCP II, pending completion of our announced intention to acquire SCAI from SCP II.

      Luscar Energy
       Partnership-------------------------------------
            |                                         |
            |                                         |
            |                                         |
            |                                         |
            |                                         |
            |                                         |
 Luscar Coal Income Fund                          Guarantees
            |                                         |
            |                                         |
            |                                         |
            |                                         |
            |                                         |
            |                                        \|/
     Luscar Coal Ltd.                            Senior Notes
            |                                Bank Credit Facility
            |                                        /|\
            |                                         |
            |                                         |
            |                                         |
            |                                         |
            |                                         |
       Luscar Ltd.----------------------------->  Guarantees
            |                                        /|\
            |                                         |
            |                                         |
   3718492 Canada Inc.---------------------------------


         LEP is a general partnership that was formed by wholly-owned subsidiaries of each of Ontario Teachers' Pension Plan Board and Sherritt International Corporation for the purpose of acquiring LCIF. Teachers' is a corporation established by legislation of the Province of Ontario and is charged with administering the second largest pension fund in Canada, with total assets as at December 31, 2002 exceeding $66 billion. Sherritt is a diversified resource company, with assets of over $2 billion related to its operations in Canada, Cuba and internationally. Sherritt's main business segments include coal, metals, oil and gas and power generation. Sherritt also has a number of smaller investments including cellular telecommunications, soybean-based food processing, tourism and agriculture. Sherritt is a public company listed on the Toronto Stock Exchange under the symbol "S" and is incorporated under the laws of New Brunswick, Canada.

         Under the terms of the partnership agreement, Sherritt appoints three members to LEP's management committee and Teachers' appoints one member. LEP's management committee makes its decisions by majority action that must include, in every case, the approval of the Teachers' appointee.

          LEP and LCIF, which are guarantors of the Senior Notes, are holding companies with no independent assets or operations other than investing cash on hand and their investments in our subsidiaries and us. We are a holding company that owns all of the common shares of Luscar Ltd. Our operations are conducted by Luscar Ltd., which guarantees the Senior Notes on a senior basis. SCP II owns all of the share capital of SCAI, which holds the coal and mineral properties previously owned by Fording, which are now operated by Luscar Ltd. on SCAI's behalf. 3718492 Canada Inc. is a non-operating, wholly owned subsidiary of Luscar Ltd. that holds a $61 million, non-interest bearing demand note issued by Luscar Ltd.

         Our registered and principal offices are located at 1600 Oxford Tower, 10235--101 Street, Edmonton, Alberta, Canada, T5J 3G1. Our telephone number is
(780) 420-5810. The registered and principal offices of Luscar Coal Income Fund are located at 1510 Oxford Tower, 10235--101 Street,

Edmonton, Alberta, Canada T5J 3G1. The registered and principal offices of Luscar Energy Partnership are located at 1133 Yonge Street, Toronto, Ontario, Canada, M4T 2Y7.

         Prior to the transfer of our metallurgical coal assets to Fording, we sold both thermal and metallurgical coal in domestic and international markets. Thermal coal accounted for approximately 93% of our 2002 sales tonnage, while metallurgical coal accounted for 7%. We sell thermal coal primarily to Canadian and foreign utilities for the generation of electricity. Thermal coal sales to our Canadian utility customers, ATCO Electric, EPCOR, Ontario Power, SaskPower and TransAlta, account for the majority of our domestic sales. Metallurgical coal is primarily used to produce coke for the steel making process. Prior to transferring our metallurgical coal assets to Fording, we sold metallurgical coal to a diversified customer base in the Pacific Rim, South America, the United States, Europe and Canada.

         Including the Genesee mine, which we intend to acquire from SCP II during 2003, we generate a substantial portion of our revenue from long-term contracts with ATCO Electric, EPCOR, SaskPower and TransAlta, the major electricity generators in Alberta and Saskatchewan. The remaining terms of these contracts range from 8 to more than 25 years. We service these contracts from five of our mines, which are located in close proximity to the coal-fired power plants operated by these customers. These mines, which we refer to as our mine-mouth operations, are the sole coal suppliers to these power plants, and we believe them to be the most economic source of coal for these plants given the considerable distance from other producing coal mines. The mines that we operate on a contract basis supply three power plants owned by TransAlta and are also mine-mouth operations. Taken together, the power plants served by our mine-mouth operations generated most of the electricity generated in Alberta and Saskatchewan in 2002. We expect that these power plants will continue to operate close to capacity, given the high demand for electricity and the low cost of coal-fired electricity generation in these provinces.

                               BUSINESS STRENGTHS

         We believe that the following business strengths will allow us to increase our production and profitability.

         LONG-TERM COAL SUPPLY CONTRACTS

         The mine-mouth operations at the Boundary Dam, Paintearth, Genesee, Poplar River and Sheerness mines sell coal under long-term coal supply contracts. These contracts have remaining terms ranging from 2009 until 2026, except for at Genesee where the contract will continue until the entire coal field is depleted. We generate a substantial portion of our operating profits from these contracts and we believe these contracts will continue to provide us with stable operating profits. Pricing in these contracts is adjusted annually based on cost indices that relate to our mine-site costs, including labor, fuel, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts that the utilities are required to pay for or purchase, as well as, in some cases, fixed monthly revenues that are unrelated to tonnage delivered. These factors result in stable domestic revenues despite any delivery variations that might occur. These contracts also enable us to pass through specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility serviced. These mines are the sole suppliers to the adjacent power plants, which are operated on a consistent, on-going basis. We expect that we will remain the principal supplier to these power plants given our contracts, the proximity of the mines to the power plants and the relatively high cost to transport coal.

         MARKET LEADER

         We are currently the largest thermal coal producer in Canada, producing most of Canada's domestic thermal coal production, and one of the largest coal producers in North America. We are the dominant coal supplier to electric utilities in Alberta and Saskatchewan, and the coal we produced accounted for most of the electricity generated in these provinces in 2002. We intend to acquire the

Prairie Assets from SCP II, during 2003, which will solidify our position in these markets. In addition, we are currently the sole coal supplier to the only two coal-fired power plants in northwestern Ontario.

         ABUNDANT, STRATEGICALLY LOCATED COAL RESERVES

         We estimate that our proven and probable reserves will last for many years based on 2002 production from the reserves we own. All of our coal reserves and production consist of low-sulfur coal, the majority of which is located in close proximity to major coal-fired power plants. The locations of our operations and our undeveloped reserves and non-reserve coal are a key strength in serving our existing customers and potential new customers. We intend to acquire the Prairie Assets from SCP II, during 2003, which include large quantities of reserve coal and non-reserve coal that we believe will enhance our position as a key supplier of energy in our domestic markets. We believe that the demand for coal will increase because of the announced intention of some parties, including TransAlta Utilities and EPCOR, to construct new coal-fired power plants and the expansion of existing plants to meet the continued increase in the demand for electricity. EPCOR is currently constructing a third generating unit at Genesee, which will be supplied from the Genesee mine. We also believe industrial users will switch from natural gas to coal in response to coal's greater price stability and abundance. For example, we have reserves and non-reserve coal located near major oil producing facilities which use large quantities of natural gas, which can be replaced by coal, to produce heavy oil and oil from tar-sands. We are currently in discussions with several potential customers seeking to switch from natural gas to coal.

         LONG-TERM CUSTOMERS

         We supply coal to mine-mouth power plants under long-term coal supply contracts and a contract mining agreement. We also sell lesser quantities of thermal coal to other domestic markets. We have recently reduced our sales to international markets, as a result of the transfer of our metallurgical coal assets to Fording and by reducing production at our export thermal coal operations. We believe that our long-term customer relationships are a competitive advantage. We supply most of our sales volumes to customers that we have served for more than 10 years. We have a consistent track record of maintaining these relationships, including ATCO Electric (46 years), Ontario Power Generation (28 years), SaskPower (33 years), and TransAlta (32 years). Through our intended acquisition of a 50% interest in the Genesee mine from SCP II during 2003, we expect to have a long-term relationship with EPCOR, our customer and joint venture partner. Prior to exiting the metallurgical coal business, we enjoyed long-term relationships with several of our major customers, including Japanese steel mills (32 years), Pohang Iron and Steel (26 years) and U.S. steel mills (11 years).

         COST-EFFICIENT OPERATIONS

         We have been able to achieve operating efficiencies and cost reductions by effective engineering, relying on the extensive mining experience and skills of our employees, investing in mining equipment and achieving economies of scale. At the mines we currently operate, we utilize draglines, which are the lowest cost surface mining method for moving large quantities of soil, rock and other material for short distances. We achieved significant synergy from the acquisition in September 1998 of our then largest competitor in Canada, Manalta, by combining adjacent mine operations and reducing overhead costs. To reduce our costs, we coordinate the purchase of supplies and equipment across the company. We are currently implementing an intensive cost-reduction and efficiency program at all of our operations.

         Prior to transferring our metallurgical coal assets to Fording, we also achieved operating efficiencies and cost reductions in our metallurgical coal business. At our Line Creek mine, we installed an 11-kilometer coal conveyor system, which significantly reduces transportation costs from the mine to the processing plant by eliminating truck haulage. In addition, our 23.2% ownership interest in Neptune Terminals (Canada) Ltd. at the Port of Vancouver, British Columbia, provided us with low-cost port loading facilities for a portion of our west coast export shipments.

         BENEFICIAL CANADIAN OPERATING ENVIRONMENT

         We are not subject to a number of significant liabilities that U.S. coal producers face because all of our mines are located in Canada and are surface mines. For example, we do not have the significant post-retirement health and insurance obligations that our U.S. peers have. We make fixed payments for workers' compensation to a government entity and do not have variable liabilities in this area, unlike U.S. coal producers. We are not required to make on-going payments to trusts or funds related to environmental, health or retiree benefits. Because our labor unions are organized on a local basis, we typically have a different union local at each mine. Consequently, we do not face the risks of national labor actions or disruptions that many of our U.S. peers have experienced. All of our mines are surface mines, which do not have the safety and health issues that underground mines have, such as black-lung, catastrophic collapse, underground explosions and fires.

         EXPERIENCED MANAGEMENT

         Our senior executives and operations managers have many years of experience in the coal industry. They have been involved in establishing our strong customer relationships, maintaining a record of safety and environmental responsibility, developing several new mine operations and successfully acquiring and integrating several mines into our operations.

         STRONG EQUITY OWNERS

         We expect to benefit from the experience of our equity owners, Teachers' and Sherritt. Teachers' administers the second largest pension fund in Canada, with more than $66 billion of total assets as at December 31, 2002. Sherritt, with assets of over $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns (1) 50% of a vertically-integrated nickel/cobalt metals business, (2) an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, (3) a power generation business, which finances, constructs and operates gas-fired electricity generation plants in Cuba, and (4) interests in cellular telecommunications, soybean-based food processing, agriculture and tourism in Cuba.

         INNOVATIVE AND SUCCESSFUL RECLAMATION MANAGEMENT

         We are a leader in reclamation management and we restore mined lands to a condition equal to or better than their condition prior to mining. We were the first company to have fully reclaimed and certified coal mines in both Saskatchewan and Alberta. We received the first certificate issued in Alberta for the return of mined lands to commercial forest end use. Our success in the area of reclamation has been recognized through several awards by government and industry organizations. Before we transferred our metallurgical coal assets to Fording, the Line Creek mine had received ten awards for outstanding achievement for reclamation from the Government of British Columbia. Other awards include Ammonite awards for reclamation achievement from the Alberta Chamber of Resources for the Paintearth and Luscar mines, and the Order of the Bighorn issued by the Government of Alberta for the conservation of bighorn sheep habitat through reclamation. We believe that our success in this area will assist us in obtaining the necessary public support and regulatory permits to develop new operations in the future.

                                BUSINESS STRATEGY

         The key components of our strategy include:

         FOCUS ON THERMAL COAL PRODUCTION

         Because we recently transferred all of our metallurgical coal assets to Fording and intend to acquire the Prairie Assets from SCP II during 2003, substantially all of our future operations will be related to the production of thermal coal. Our equipment and customer base at most of these operations are very similar. At these operations, we remove most of the overburden using efficient, low-cost dragline equipment and deliver thermal coal to nearby power plants operated by domestic electric utility customers. We expect that the similarity between these operations will enable us to streamline our operations and share best practices among our operations. We intend to implement efficiencies at all of our operations, which we expect will improve the profitability of our business.

         MAINTAIN AND EXPAND OUR CUSTOMER RELATIONSHIPS

         We intend to maintain our strong relationships with existing customers and to establish strong relationships with new customers. With increased coal production, a shift in export tonnage to domestic markets and the potential for coal as an alternative fuel for industries that consume large quantities of natural gas, the opportunity to establish long-term contractual relationships with new customers has become a focus of our business development group. We plan to continue to sell the majority of our production under long-term contracts or to customers with whom we have developed, strong relationships in order to reduce market risk and exposure to coal price fluctuations. We also seek to market our coal in regions where we can effectively compete and provide value to our customers.

         FURTHER INCREASE PROFITABILITY

         We intend to continue reducing operating costs and increasing productivity by optimizing process flows and prudently investing in more efficient production equipment. We work cooperatively with our employees to effect productivity improvements by implementing innovative work practice and cost-reduction programs. We are in the process of a mine-by-mine operational review in order to maximize production efficiency and are implementing contemporary integrated business systems that we expect will provide us with better information to optimize our operations and maintenance costs. We are also investing in equipment and technology to improve the productivity of our equipment. For example, at some of our mines, we have installed a global positioning system on our reclamation dozers, which has increased equipment utilization and productivity. During 2002, we replaced most of the reclamation equipment fleet at Boundary Dam mine to improve productivity and are currently considering the replacement of the coal haulers at that mine.

         INCREASE COAL PRODUCTION

         We intend to increase our production by expanding our existing mines and developing our additional coal reserves and non-reserve coal to take advantage of the growing demand for coal that we expect to occur. We have successfully developed new mines from our coal reserves and non-reserve coal, and we have undeveloped coal reserves and non-reserve coal in western Canada. We believe we will be able to develop new mines or extend existing operations by utilizing these reserves and non-reserve coal. We believe that our holdings of coal reserves and non-reserve coal are extensive and located strategically, which we expect will give us a competitive advantage over competitors with inferior holdings of undeveloped coal properties, particularly in our primary markets in Alberta and Saskatchewan. We will prudently develop new mines only after establishing customer commitments, securing appropriate financing and obtaining regulatory approvals.

         REDIRECT EXPORT TONNAGE TO DOMESTIC MARKETS

         We believe that, over the long term, domestic coal prices will be less volatile than those in the export coal market. We have recently reduced production at our Coal Valley mine and indefinitely suspended operations at our Obed Mountain mine. We intend to seek opportunities to market coal from these mines to domestic markets and we expect that any such domestic sales will generate higher margins on average over the long term than our export sales.

         PURSUE STRATEGIC ACQUISITIONS

         We intend to seek strategic coal investments to increase our existing production. We will focus on acquiring low-cost, low-sulfur coal reserves. We have experience at successfully integrating acquired coal mine operations and realizing synergy. The 1998 acquisition of Manalta increased our annual coal sales by approximately 25 million tonnes; resulted in significant cost efficiencies; and diversified our customer base. We acquired two undeveloped coal properties, the Camrose-Ryley property in late 2000, and in early 2001, the Judy Creek property, both in north-central Alberta. During 2003, we intend to acquire the Prairie Assets from SCP II, including a 50% interest in the Genesee mine, a contract mining agreement for the Highvale and Whitewood mines, and an extensive portfolio of coal properties with large quantities of reserves and non-reserve coal. We believe that these properties could be developed to supply coal to potential new mine-mouth power plants or existing nearby industrial operations seeking a long-term, low-cost fuel source.



                               COAL CLASSIFICATION

         The important characteristics of coal include heat content, sulfur content and suitability for use in the making of steel. Heat content, or the amount of energy in coal, is commonly measured in Btu per pound or KJ/kg. Coal is generally classified according to its heat content as either lignite, bituminous, subbituminous or anthracite. Lignite has the lowest heat content and anthracite the highest. Most thermal coals are used primarily for their heating characteristics in the production of electricity, steam and process heat.

         Lignite coal is a brownish-black coal with a heat value that generally ranges from 6,300 to 8,300 Btu per pound. In Canada, lignite coal is mined mainly in Saskatchewan and is primarily used by power plants located near the mine. Our Boundary Dam, Poplar River and Bienfait mines produce lignite coal.

         Subbituminous coal is a dull black coal with a heat value that ranges from approximately 8,300 to 11,500 Btu per pound. In Canada, this coal is mined principally in Alberta. Electric utilities and some industrial consumers use subbituminous coal almost exclusively. The Paintearth, Sheerness, Genesee, Whitewood and Highvale mines produce subbituminous coal.

         Bituminous coal is a soft black coal with a heat value that ranges from 10,500 to 14,000 Btu per pound. Canadian bituminous coal is primarily mined in the Rocky Mountains and adjacent foothills in Alberta and British Columbia. Electric utilities and industrial plants use bituminous thermal coal, while steel producers use bituminous metallurgical coal. The heat values of bituminous coal are high enough to make it economic to transport it to distant markets. The Coal Valley, Line Creek, and Obed Mountain mines produce bituminous thermal coal, and the Line Creek and Luscar mines, which we have recently transferred to Fording, produce bituminous metallurgical coal.

         Anthracite coal is a hard coal with a heat value that can be as high as 15,000 Btu per pound. Anthracite deposits are found in British Columbia, but are not currently being mined. Anthracite is used primarily for industrial and home heating purposes. We do not have any anthracite coal reserves.

         Certain types of bituminous coals are also classified as metallurgical coals. Metallurgical coal that is used primarily for its chemical, physical and heating characteristics is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant than thermal coal and is produced for export primarily in Australia, Canada, the United States and China. Metallurgical coal is generally higher in carbon content and calorific value and lower in moisture content than thermal coal.

         Sulfur content is another important characteristic of coal. Coal combustion produces sulfur dioxide, the amount of which varies depending on the concentration of sulfur in the coal and the manner in which coal is burned. Due to restrictive environmental regulations regarding sulfur dioxide emissions, coal is commonly described with reference to its sulfur content. We refer to coal that is less than 1% sulfur by weight as low-sulfur coal, and all of our coal meets this criteria. Utilities are often confronted with the decision as to how to control sulfur emissions. They can burn low-sulfur coal or use scrubbing technology, which removes a substantial portion of the sulfur from coal during the burning process. Scrubbing technology requires substantial capital costs, particularly for existing power plants. We expect increasing demand for low-sulfur coal in many regions, as utilities are increasingly required to operate within environmental guidelines for sulfur dioxide emissions.

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

         Surface mining primarily consists of moving the material on top of the coal, called overburden, with large, mobile earth-moving equipment. The primary surface mining methods are dragline and truck/shovel mining, with the optimal method chosen based on the geological conditions, amount of overburden to be removed, local topography and the configuration of the coal seam. Dragline mining is typically better for the flat-lying, shallow coal seams found on the prairies or in gentle topography, while truck/shovel mining is typically better for shallow coal seams in hilly or mountainous terrain. Once uncovered, the coal is loaded into haul trucks or onto overland conveyors for transportation directly to customers or to processing and/or loading facilities. The site is then backfilled with the overburden, contoured and otherwise restored to its approximate original condition, a process known as reclamation. In Canada, mining and reclamation are regulated by provincial law, which requires that the land be reclaimed to a condition as good as or better than its undisturbed condition.

         We use dragline mining at all of our mines. This method uses large capacity electric-powered draglines to remove the overburden in long, narrow pits. First, mobile equipment removes the topsoil and subsoil, before the dragline removes the remaining overburden. Electric shovels or other earth moving equipment then load the exposed coal into haul trucks. As the dragline moves along the pit, the overburden is deposited in a previously mined portion of the pit to begin the reclamation process. Earthmoving equipment is then used to flatten and contour the land and to replace the subsoil and topsoil that was previously moved. Ultimately, the land is seeded with crops or planted with trees.

         Truck/shovel mining is used at the Line Creek and Luscar mines. The Coal Valley and Obed Mountain mines have also used truck/shovel mining in the past, however this equipment has been idled and these mines currently use only dragline mining. This method uses large electric- or diesel-powered shovels to remove the overburden and, often along with other equipment, to load the coal into haul trucks. First, topsoil, subsoil and any timber are removed. The overburden is then drilled and fractured with explosives. The shovels or other earthmoving equipment load the overburden into haul trucks for transportation to a previously mined pit or a dump area. The equipment then loads the exposed coal into haul trucks. The mining continues downward until all the economically recoverable coal is mined. We reclaim the pit by filling it with waste materials from a nearby pit, contouring the land, and replacing subsoil and topsoil. Ultimately, the land is planted with grasses or trees. Alternatively, the pit may be allowed to fill with water and reclaimed as a lake to provide a recreational area or new fish habitat.

                          COAL PREPARATION AND BLENDING

         Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities and to more exactly match customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Line Creek, Luscar, Coal Valley and Obed Mountain mines operate processing plants. At the Bienfait mine, we operate a processing plant that crushes and sizes the coal to customer specifications.

                               COAL TRANSPORTATION

         At Paintearth, Boundary Dam, Sheerness, Genesee, Highvale and Whitewood mines, trucks transport coal directly from the mine to the adjacent power plants. A short haul railroad that we own transports coal from our Poplar River mine to the near-by power plant. Other than at these mine-mouth operations, we generally sell coal to domestic customers free on board rail at the mine, and the customer typically bears the transportation costs.

         Until recently, we sold metallurgical coal from our Line Creek and Luscar mines to U.S. or eastern Canadian steelmakers either at the customer's plant site or, in some cases, free on board at Thunder Bay Terminals. We continue to sell lesser quantities of thermal coal by rail to both domestic and international customers. We do not incur transportation costs for most of the domestic thermal coal we ship by rail, as our customers arrange for their own transportation. For the lesser quantities of thermal coal that we ship for export, we bear the freight costs to the port and the customer bears any additional freight costs to move the coal to its facility. We usually sell export coal free on board vessel at the loading port. We are responsible for rail shipping and loading charges and the customer pays the ocean freight. The majority of our third-party rail transportation is provided under contract. Following the disposition of our metallurgical coal assets and the indefinite suspension of operations at Obed Mountain mine, we now have only two major rail transportation contracts, which will expire on March 31, 2004. Our rail transportation contracts for our former metallurgical coal operations were assumed by Fording.

         The coal we transport by ship is loaded by bulk-products terminals on the west coast of Canada and on Lake Superior, primarily pursuant to long-term contracts. Until February 28, 2003, we owned a 23.2% interest in Neptune Bulk Terminals (Canada) Ltd., Port of Vancouver, British Columbia, with which we had a long-term renewable coal handling agreement that permitted us to process coal through the terminal at cost. This ownership interest provided us with a competitive advantage for a portion of our west coast export coal shipments. For eastbound metallurgical shipments, we had a contract with Thunder Bay Terminals Ltd., which was renewed annually. For westbound metallurgical shipments, we had contracts with Westshore to handle our terminal requirements at commercial rates to the extent we were unable to use Neptune for these purposes.

         Going forward, we will continue to have access to Neptune under a subcontract with Fording, which will enable us to ship thermal coal through Neptune, at cost, to the extent permitted by our contract with Westshore, which expires on March 31, 2017. Our contract with Westshore limits our ability to ship coal through other facilities until annual shipments through Westshore exceed 1.4 million tonnes.



                                MINING OPERATIONS


COAL INDUSTRY AND OVERVIEW

         Coal is the world's most abundant fossil fuel and is more evenly distributed throughout the world than other fossil fuels. The World Coal institute estimates that world production of coal in 2001 was approximately 4.7 billion tonnes. Although 87% of world coal production is consumed in the country in which it is produced, the remaining 13% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically of higher value than coal sold in regional markets due to the fact that the cost of transporting coal from mine to customer can be large relative to the value of the coal itself. We supply several regional markets in Canada with limited competition from other coal producers, and we supply export markets in competition with other international producers. Other energy sources including, natural gas, oil, nuclear, wind and water are also used to generate electricity and compete indirectly with coal.

         Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include BHP Billiton/Mitsubishi, China National Coal, Anglo American, Rio Tinto, Glencore International AG and MIM Holdings. We exported metallurgical coal from 1970 until February 28, 2003 and have exported thermal coal since 1978. Although we are a relatively small player in the international markets, we provide diversity of supply and reliable coal quality to these markets.

         During 2002, we supplied metallurgical coal to steel makers in the Great Lakes area of the United States and Canada, which have been traditionally supplied by United States coal producers. Despite the long distance, we offered competitively priced coal, in part due to specific metallurgical characteristics of our coal that are required by steel makers, the low foreign exchange value of the Canadian currency and the depletion of comparable United States coal supplies.

         SEABORNE COAL MARKETS

         The worldwide use of coal has grown in response to general economic growth and the needs of developing countries for readily accessible fuels. The following table sets forth the world seaborne trade of coal for the five years, 1998 through 2002:

                                                                  WORLD SEABORNE TRADE(1)
                                            -------------------------------------------------------------------
                                                1998          1999         2000          2001          2002
                                            ------------  ------------ ------------  ------------  ------------
                                                                   (millions of tonnes)
Metallurgical (2).........................           177           173          179           190           177
Thermal...................................           295           308          340           383           403
                                            ------------  ------------ ------------  ------------  ------------
Total.....................................           472           481          519           573           580
                                            ============  ============ ============  ============  ============

(1) SSY Consultancy Research Ltd. (1998-2000), Barlow Jonker Pty, Ltd. (2001-2002).
(2) Includes coking and pulverized coal injection coals.

         Internationally, seaborne and other export markets accounted for approximately 625 million tonnes of coal in 2001, according to the Energy Information Administration, or approximately 10% of world production. The bulk of export coal is delivered to customers by ship (573 million tonnes in 2001 and 580 million tonnes in 2002). The seaborne coal export market represents one of the largest volumes of world trade for a single commodity. The largest coal importers are western Europe, Japan, South Korea, other Pacific Rim countries and South America.

         Prices for export coal vary according to coal quality, regional supply and demand and transportation costs. Japanese electric utilities and steel makers, which are large importers of coal, traditionally establish benchmark or reference prices. However, actual pricing varies and is dependent on the origin of the coal, quality and the specific logistics and commercial considerations of the particular buyer and seller.

         From 1993 to 2002, the prices for export coal delivered to Japan were as follows:

                                                          JAPANESE COAL PRICING
                         --------------------------------------------------------------------------------------
                           1993    1994     1995     1996     1997    1998     1999     2000     2001     2002
                         -------  -------  ------- -------  -------  -------  -------  ------- -------  -------
                                          (U.S.$ per tonne for fiscal years beginning April 1)
  Metallurgical (1)....    49.30    45.45    51.10   53.30    52.80    50.15    41.10    39.00   42.15   NA(3)
  Thermal (2)..........    36.35    34.35    40.30   40.30    37.65    34.50    29.95    28.75   34.50   31.85
  Total................

(1) Benchmark price for hard coking metallurgical coal sold to Japanese steel mills, free on board vessel. Prices are from publications of The Tex Report Ltd.
(2) Reference price for 28,050 KJ/Kg air-dried basis Canadian bituminous thermal coal sold to Japanese power utilities free on board. Prices are from publications of The Tex Report Ltd. and Barlow Jonker Pty., Ltd.
(3) The Japanese benchmark price for metallurgical coal ceased to exist in 2002. Pricing is currently based on confidential contracts between Japanese buyers and suppliers.

         CANADIAN COAL MARKETS
         Canadian coal production was 70.5 million tonnes in 2001, according to Statistics Canada, with substantially all coal production based in western Canada. Statistics Canada reports that Canadian coal consumption was 60.5 million tonnes in 2001, of which 93% was thermal coal with the remainder being metallurgical coal. Canadian coal producers supply the majority of domestic coal consumption. Coal imports totaled 23.6 million tonnes in 2000 according to Statistics Canada, most of which was imported from the United States to supply coal to power plants in the southern Ontario market. In 2001, Canadian coal exports were 30.1 million tonnes, according to Statistics Canada.

         Our core domestic markets are in Alberta and Saskatchewan. The bulk of all coal used in these provinces is consumed by power plants located adjacent to coal mines. Competition in these two provinces is limited due to the proximity of coal mines to power plants. Coal is important to Alberta and Saskatchewan's electricity generation and accounted for approximately 80% of Alberta's electricity generation, according to the Alberta Energy Utilities Board, and 72% of Saskatchewan's electricity generation in 2001, according to SaskPower. The mines we operate supplied most of the coal consumed by the power plants in these two provinces during 2002.

         Pricing and terms for these mine-mouth operations are specified under contracts, generally after extensive negotiation. As such, pricing does not fluctuate based on the prices of other costs, competing fuels or electricity and tends to be very stable. Pricing is typically based on, among other things, the anticipated mining and capital costs, the proximity of the customer to the mine and economic conditions at the time. Due to the long-term nature of most of these contracts, base pricing is usually adjusted annually for inflation or deflation. Prices are generally subject to adjustment should the quality of the coal fall below certain specifications.

         Ontario is the most populated province in Canada, does not have any producing coal mines and has significant coal-fired power generation capacity. In Ontario, coal generates a significant but smaller percentage of electricity (30% in 2000, according to Ontario Power Generation Inc.). Due to Ontario's large population and industrial base, it is Canada's second largest coal-consuming province. Using our own data and data published by Natural Resources Canada, we believe that almost all of the coal consumed by Ontario is currently supplied by us or imported from the United States. Contracts in Ontario, including our own, typically have one to five year terms. Pricing is principally based on coal quality, mining and transportation costs, and the costs of competing coal supplies. The Ontario market remains a potential growth market for western Canadian coal producers, given the low sulfur content of the coal, the increasing demand for electricity, the recent changes in oil and natural gas prices and the favorable Canadian dollar/U.S. dollar exchange rate.

         The following table sets forth Canadian domestic consumption of coal for the five years, 1997 through 2001:

                                                          CANADIAN DOMESTIC COAL CONSUMPTION (1)
                                            -------------------------------------------------------------------
                                                1997          1998         1999          2000          2001
                                            ------------  ------------ ------------  ------------  ------------
                                                                   (thousands of tonnes)

Thermal...................................        51,244        54,728       53,733        56,623        56,222
Metallurgical.............................         4,490         4,119        4,360         4,265         4,255
                                            ------------  ------------ ------------  ------------  ------------
Total.....................................        55,734        58,847       58,093        60,888        60,477
                                            ============  ============ ============  ============  ============

(1) Statistics Canada.

METALLURGICAL COAL INDUSTRY

         Pursuant to the Combination Agreement, we transferred substantially all of our metallurgical coal assets to Fording effective February 28, 2003. Through our portfolio investment in Fording Units, we maintain an indirect interest in the production and sale of metallurgical coal.

Steel Industry

         The primary production processes for steel include integrated steel mills, electric arc scrap recovery mills and some newer technologies, which directly reduce iron to steel. Integrated steel mills, which account for approximately 70% of global steel production, are the primary users of metallurgical coal.

         Integrated steel mills use coal in blast furnaces in the form of coke or as a direct input known as pulverized coal injection. Coke, made from metallurgical coal, provides heat and carbon to convert iron ore to liquid pig iron. Due to its porous nature and strength at elevated temperatures, coke provides critical support for the blast furnace charge throughout the blast furnace process. It is important for the performance of the blast furnace and the quality of the final steel product that the coke have low levels of impurities such as ash, sulfur and phosphorus, and that it retain its hardness and strength inside the blast furnace. Metallurgical coals that retain their hardness through the coking process are also referred to as hard coking coals. The volume of metallurgical coal used in coke ovens is relatively stable from year to year because coke oven batteries are operated continuously from the time they are put into operation until they are decommissioned several decades later. Coal utilized for pulverized coal injection is generally derived from less expensive coals, which tend to be priced relative to thermal coals. These coals provide a source of heat and carbon for the steel-making process but cannot be used to make coke.

         Coke quality is driven by the technical requirements of blast furnaces, which have increasingly focused on coke strength. Because of their individual operating circumstances, each integrated steel mill requires a unique blend of metallurgical coal. The blending of coals used by individual integrated steel mills is a complex task focused on achieving the required coke quality, including impurities such as sulfur and phosphorus, at the lowest cost.

         Coal blends for coke making are generally a combination of low, mid and high volatile coking coals. All three of these types of coal are also hard coking coals as coke made from them retains its hardness and strength inside blast furnaces. Low volatile coking coals generally attract the highest price and are exported primarily from Australia and the United States. Most Canadian hard coking coals are mid volatile and compete primarily with Australian coals for inclusion in the coke blend. Australia and the United States are the primary exporters of high volatile coking coal. Weak coking coals, which generally attract the lowest price, are often included in coking coal blends to reduce the cost of producing coke. Australia and China are the dominant suppliers of weak coking coal.

         Metallurgical Coal Market

         The metallurgical coal market is influenced by crude steel production, which is largely dependent on the overall state of the global economy. Crude steel production from integrated steel mills has experienced slow, steady growth of approximately 1.8% per annum over the last decade. From 1997 to 2000, worldwide steel consumption grew at an average rate of 2.3% per annum according to Barlow Jonker Pty. Limited. The corresponding growth in crude steel production has been 1.4% per annum, and in pig iron production 1.3% per annum. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been relatively stable. In turn, the volume of metallurgical coal used in this process has not generally experienced the same variability as total steel production.

         Our main markets for metallurgical coals in 2002 were steel-producing countries that import coal by seaborne vessels, primarily Japan, Korea and other Pacific Rim countries, and South America and western European countries. The major countries that export metallurgical coal to this seaborne metallurgical coal market are Australia, Canada, the eastern United States and China. Seaborne trade of metallurgical coals, including hard coking coal is estimated by Barlow Jonker Pty. Ltd. to have been 177.0 million tonnes during 2002.

         In addition to the seaborne metallurgical coal market, we supplied metallurgical coals to steel mills in the Great Lakes area of the United States and Canada in competition with United States coal producers.

         Australia is the dominant exporter of metallurgical coal, supplying
106.0 million tonnes or 55% of the total seaborne market in 2001. Australian mines produce competitive, high quality metallurgical coals, including a dominant share of low volatile coking coals that are in favor with many coal buyers. Australia also supplies significant quantities of mid volatile coking coals and semi-soft coking coals. Australian metallurgical coal producers have benefited from the significant decline in the value of the Australian dollar relative to the Canadian dollar and from their relative short overland transportation distance to port facilities. Canada is the second largest exporter of metallurgical coal with a 14% share of the seaborne market in 2001. Most of Canada's exports are mid volatile coking coals produced by mines situated in mountainous regions more than 1,000 kilometers from port facilities.

         Metallurgical coal exports from the United States decreased from 44.0 million tonnes in 1998 to 23.0 million tonnes in 2001. These exports are predominantly low volatile and high volatile coking coals and are generally very expensive. Metallurgical coals produced in the United States are no longer widely sold in Asia. During 2001, China supplied 6% of worldwide metallurgical coal exports, almost double its 2000 exports. These exports were primarily semi-soft coking coals and pulverized coal injection coals for which Chinese producers have a competitive cost structure. According to a recent study from Barlow Jonker Pty. Limited, it is estimated that there will be an 11 million tonne net increase in hard coking coal export capacity over the next five years, principally from Australia, China and the former Soviet Union countries.

         Large international mining companies, which can supply multiple types of coal from several mines, are increasingly dominating the seaborne market. These include BHP Billiton Limited and BHP Billiton plc, Mitsubishi, China National Coal Industry Import & Export (Group) Corporation, Anglo American plc, Rio Tinto Limited, Xstrata plc and M.I.M. Holdings Limited. These companies compete on the basis of price, quality and long-term deliverability.

         Metallurgical Coal Pricing

         Demand for metallurgical coal is driven by steel production, which is closely related to general economic conditions. In addition, new technologies have moderated growth in metallurgical coal use in steel making. Demand for Canadian export metallurgical coal is driven by steel production in Asia, Europe and South America. The 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in export coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000. During 2001, prices in Pacific Rim markets increased by approximately 8%, while European and South American metallurgical coal prices increased by up to 30%, but from lower prior levels than the Pacific Rim market.

         The sale of seaborne coking coal is typically governed under contracts that fix the coal price for one year and require annual price negotiations. Metallurgical coal prices have been cyclical for many years. Up until the year 2000, benchmark prices for Australian and Canadian hard coking coals were negotiated with Japanese steel mills and there was little variation in pricing amongst the coals that fell into the hard coking coal category. Pricing in most other markets was negotiated annually between individual buyers and sellers after Japanese price negotiations were finished. Since 2001, Japanese hard coking coal buyers have been negotiating prices individually and the influence on overall pricing by the Japanese steel industry has diminished. It is believed that 2002 pricing for Canadian coking coals has been settled with Japanese customers at lower prices than for high quality Australian mid volatile coking coals with the same customers. It is also believed that the widening price difference between hard coking coals and weak coking coals is encouraging steel producers to increase the use of weak coking coal at the expense of hard coking coal. For the first time in 20 years the pricing of hard coking coal and weak coking coal moved in different directions in 2002.

THERMAL COAL INDUSTRY

         Pursuant to the Combination Agreement, SCAI acquired the Prairie Assets from Fording effective February 28, 2003. We intend to acquire SCAI from SCP II during 2003. The Prairie Assets include a 50% ownership interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and non-producing coal and mineral reserves and non-reserve coal and minerals in western Canada. We previously held the Highvale mining contract from 1970 until December 2002.

         Thermal Coal Markets

         We supply most of the thermal coal we produce to major electric utilities in Alberta and Saskatchewan. Plant capacity and the availability of electricity generated by other fuel types, primarily natural gas, can impact the amount of electricity generated by each of these power plants. Following the expected acquisition of the Prairie Assets from SCP II during 2003, we will supply substantially all of the coal consumed by most of the ten coal-fired power plants operating in Alberta and all of the coal-fired power plants operating in Saskatchewan. Six of these power plants hold long-term contracts that, in most cases, will continue for most of the remaining useful lives of the adjacent power plants. The Highvale and Whitewood mines, supply three of these power plants under a five-year contract with TransAlta, which expires in December 2007. We also supply coal on a spot basis to the smallest of these ten power plants, H.R. Milner.

         Ontario Power has two coal-fired power plants in northwestern Ontario, to which we supply coal by rail from the Bienfait mine in southern Saskatchewan. We have supplied most of the coal consumed by these power plants since the early 1980s and recently received a new one-year contract, with an option to renew for a second year. These power plants also have access to coal from the Powder River Basin in the United States, and we have retained that business through competitive pricing. Ontario also has access to hydroelectric power that, at times, limits the demand for coal-fired electricity generation from these power plants.

         Our Coal Valley mine in Alberta ships thermal coal to coal-fired power plants in the southern Ontario market, which purchase most of their coal from United States coal producers on the basis of competitive pricing. To supply the southern Ontario market, Ontario Power also generates substantial amounts of electricity by hydro, nuclear, natural gas and other means. We shipped coal to this market from 1978 until 2000, when we were unable to compete due to low prices and high transportation costs. We resumed deliveries to this market in 2001, due to price increases from our competitors in the United States, the low-sulfur content of our Coal Valley coal, and favorable exchange rates.

         Historically, many industrial customers in Alberta and Saskatchewan have used natural gas. In many instances coal can supply the same energy input in an economical and reliable manner. With the recent volatility in natural gas prices, some industrial consumers of natural gas in these provinces have turned to coal as an alternate energy source. Other major industrial consumers of natural gas may consider coal as an alternate source of energy in the future.

         THERMAL COAL DEMAND

         Consumption of coal in the domestic Canadian market is primarily through long-term arrangements with utilities. Pricing tends to be influenced by, amongst other things, the geology of the coal field, the quality of the coal, the anticipated mining cost, capital investment and the proximity of the generating facility to the coal resource. Pricing arrangements are the result of extensive negotiation and tend to be more stable than those prevailing in the export market.

         Demand for Canadian export thermal coal is driven by coal fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region. During 2002, Asian demand was 217 million tonnes, compared with 205 million tonnes in 2001 according to Barlow Jonker. During 2003, Asian demand is projected to increase to 228 million tonnes according to Macquarie Research. During 2001 and 2002, new supply from Chinese and Australian producers caused intense competition among suppliers and oversupply in the market. Spot prices for export thermal coals decreased significantly as a result and although these spot prices have increased since October 2002, they remain significantly lower than during 2001. Historically, prices for export thermal coal markets have been cyclical and Canadian suppliers have little influence on pricing due to the limited volumes shipped. The Japanese reference price for export thermal coal declined by approximately 8% during 2002 due to oversupply in the market caused by significant increases in exports from Australia and China and we expect further decreases in the Japanese reference price for 2003. Spot prices for seaborne thermal coals were significantly lower than the Japanese reference price during the second half of 2002. In light of these market conditions, we reduced production from the Coal Valley and Obed Mountain mines near the end of 2002. In March 2003, we announced the indefinite suspension of production at the Obed Mountain mine.

         LONG-TERM MINE-MOUTH COAL SUPPLY CONTRACTS

         In general, the provisions of coal supply contracts are based on extensive negotiations with customers. Consequently, the provisions of these contracts vary significantly, including their price and price adjustment features, coal quality requirements, volumes, options to extend and force majeure, termination and assignment provisions.

         Our long-term mine-mouth contracts as of December 31, 2002 are outlined below, including the long-term mine-mouth contract for the Genesee mine, which we intend to acquire as part of our acquisition of SCAI in the near future. Because of our acquisition of Manalta, we service some of our customers and their power plants under two contracts.

                                                                                           ANNUAL TONNAGE
                                                     CUSTOMER          REMAINING           (IN THOUSANDS)
           MINE                 CUSTOMER           RELATIONSHIP         TERM OF      --------------------------
                                                      SINCE            CONTRACT         MINIMUM       MAXIMUM
---------------------------  -----------------  -----------------  ----------------  ------------  ------------
                                                                       until 2006           1,450         1,812
                                                                        2007-2012             698           863
                                                                   --------------------------------------------
         Paintearth          ATCO Electric             1956            until 2007           1,104         1,400
                                                                        2008-2009           1,104         1,300
                                                                        2010-2012           1,104         1,250
---------------------------------------------------------------------------------------------------------------

          Sheerness          ATCO Electric             1956            until 2026             900         2,000
                                                                   --------------------------------------------
                             and TransAlta             1970            until 2026         50% (1)         1,850
---------------------------------------------------------------------------------------------------------------

                                                                       until 2012           2,100         4,200
        Boundary Dam         SaskPower                 1969             2013-2024           1,900         3,800
                                                                   --------------------------------------------
                                                                       until 2009           1,700         2,000
---------------------------------------------------------------------------------------------------------------

        Poplar River         SaskPower                 1969            until 2015           2,000         4,000
---------------------------------------------------------------------------------------------------------------

           Genesee           EPCOR                     2003      life of reserves        100% (1)      100% (1)
---------------------------------------------------------------------------------------------------------------

(1) percentage of total coal burned by power generating station.

         The base pricing in each of these contracts was negotiated between the parties at the time the contract was made and is adjusted annually based on cost indices, which related to our mine-mouth costs, including fuel, labor, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on prices of other coals, competing fuels, or electricity. These contracts specify minimum tonnage amounts that the utilities are required to pay for or purchase, as well as, in some cases, fixed monthly payments that are unrelated to tonnage delivered. These contracts also provide for pass-throughs of specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility served.

         Six of eight of our long-term coal supply contracts will not be subject to price review provisions during their current terms. The two contracts that will be subject to price review provisions will permit either party to periodically request a price review. The next possible price review period will occur in 2014 for one of the Boundary Dam contracts and in 2005 for the Poplar River contract.

COAL MINING OPERATIONS

         During 2002, we had interests in ten mining operations and three development projects in British Columbia, Alberta and Saskatchewan. On December 31, 2002, TransAlta awarded the Highvale mining contract to Fording. On February 28, 2003, as part of the Combination Agreement, we transferred our interests in the Luscar and Line Creek mines to Fording, along with our interest in the undeveloped Cheviot deposit. At the same time, SCAI acquired the Prairie Assets from Fording, including the mining contract for the Highvale and Whitewood mines, as well as a 50% joint venture interest in the Genesee mine. During 2003, we intend to acquire the Prairie Assets from SCP II. The following is a summary of the coal mines we operated during 2002 as well as the coal mines we expect to acquire as part of the Prairie Assets:

                                   MINE        ANNUAL
            MINE                COMMENCED      SURFACE      2002     PRODUCTION               MAJOR
                                OPERATION       AREA        SALES     CAPACITY              CUSTOMER
---------------------------  -------------- -----------  ----------  ----------- ------------------------------
                                             (hectares)    (millions of tonnes)
THERMAL COAL
Boundary Dam                      1973            8,706         6.1          6.5 Adjacent power plants
Sheerness                         1985            7,000         3.6          4.0 Adjacent power plant
Poplar River                      1978           11,885         3.3          4.0 Adjacent power plant
Paintearth                        1981            5,120         3.0          3.5 Adjacent power plant
Bienfait                          1905           10,045         1.7          2.8 Domestic utilities and industrial
                                                                                 customers
Coal Valley                       1978           19,699         1.8          1.6 International and domestic utilities
Obed Mountain (6)                 1984            7,460         1.1          1.5 International and domestic utilities and
                                                                                 industrial customers
Line Creek (2)(4)                 1981            8,124         0.2          0.3 International utilities and domestic
                                                                                 industrial customers
Genesee (1)(5)                    1988           20,304         3.5          3.5 Adjacent power plant
Highvale (3)                      1970               --        12.7         13.0 Contract mining for adjacent power
                                                                                 plants
Whitewood (3)                     1956               --         2.8          2.8 Adjacent power plant

METALLURGICAL COAL
Line Creek (2)(4)                 1981            8,124         1.2          1.6 International and domestic steel
                                                                                 producers
Luscar (2)(4)                     1970            4,998         1.1          1.4 International steel producers

(1) We are the sole operator of this mine, which we expect to acquire from SCP II during 2003.
(2) We and CONSOL were the joint operators of this mine until we transferred this mine to Fording on February 28, 2003.
(3) We operate this mine under a contract mining agreement with TransAlta, which we expect to acquire as part of the Prairie Assets during 2003.
(4) Transferred to Fording pursuant to the Combination Agreement.
(5) During 2003, we expect to acquire a 50% joint venture interest in this mine from SCP II.
(6) Production suspended in 2003.

         In domestic thermal coal markets, these operations primarily supply thermal coal to major Canadian electric utilities under contract. The Boundary Dam, Paintearth, Poplar River, Genesee and Sheerness mines are mine-mouth operations, as each is located in close proximity to coal-fired power plants that are the respective mine's customers. These operations provide a substantial portion of our revenues on a stable on-going basis. The Highvale and Whitewood mines, operated on a contract basis for TransAlta, are also considered mine-mouth operations, however, margins from operating these mines are substantially lower than margins from mines we own. We also sell lesser quantities of coal to domestic industrial and to overseas electric utilities.

         Since February 28, 2003, we are no longer involved in the production and sale of metallurgical coal. Prior to that date, most of our metallurgical coal sales were exported to overseas and North American steel producers. On March 25, 2003, we announced the indefinite suspension of production at the Obed Mountain mine.

Since 1998, coal sales including from the former Manalta and Fording operations were as follows:

                                              1998 (1)        1999         2000          2001          2002
                                            ------------  ------------ ------------  ------------  ------------
                                                                   (thousands of tonnes)
DOMESTIC
Mine mouth................................        16,100        15,733       15,476        16,198        16,083
Contract mining...........................        12,672        12,382       12,491        12,175        12,704
Other thermal.............................         2,691         2,390        2,022         3,139         2,605
Metallurgical.............................           358           185          207           108           181
                                            ------------  ------------ ------------  ------------  ------------
Total domestic sales......................        31,821        30,690       30,196        31,620        31,573
                                            ------------  ------------ ------------  ------------  ------------

EXPORT
Thermal...................................         3,948         3,319        2,990         2,459         2,162
Metallurgical.............................         4,384         4,968        4,197         2,582         2,229
                                            ------------  ------------ ------------  ------------  ------------
Total export sales........................         8,332         8,287        7,187         5,041         4,391
                                            ------------  ------------ ------------  ------------  ------------

Total Luscar coal sales...................        40,153        38,977       37,383        36,661        35,964

Less metallurgical operations: (4)
  Line Creek mine.........................        (2,968)       (2,452)      (2,630)       (1,647)       (1,350)
  Luscar mine.............................        (1,267)       (1,325)      (1,280)       (1,461)       (1,060)
  Gregg River mine........................        (1,672)       (1,601)      (1,023)           --            --

Add Prairie Assets:.......................
  Genesee mine (2)........................         3,600         3,600        3,500         3,300         3,500
  Whitewood mine (2)......................         2,600         2,300        2,000         2,300         2,800
                                            ------------  ------------ ------------  ------------  ------------

Pro forma coal sales (3)..................        40,446        39,499       37,950        39,353        39,854
                                            ============  ============ ============  ============  ============

(1) 1998 sales include Manalta operations acquired September 1998.
(2) Includes sales from Genesee and Whitewood mines, operated by Fording prior to February 28, 2003.
(3) Pro forma coal sales represents total coal sales from mines that constitute the coal business following the completion of the transactions with Fording on February 28, 2003, giving effect to the transfer of metallurgical coal operations to Fording and the expected acquisition of the Prairie Assets from SCP II during 2003.
(4) Including thermal coal produced at Line Creek mine.

         We operate mines situated in three geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait, Genesee, Whitewood and Highvale mines are located in agricultural regions on the prairies of Alberta and Saskatchewan. The Line Creek and Luscar mines, which were transferred to Fording on February 28, 2003, are situated in mountainous terrain in the Canadian Rockies. Our Coal Valley and Obed Mountain mines are situated in the foothills of the Canadian Rockies west of Edmonton, Alberta. The mountain and foothill mines are in alpine to sub-alpine forest areas. In all cases, elevation and climate are such that each mine operates on a year-round basis. Surface rights to lands are owned, leased from the provincial governments or private owners or provided by utility customers as and when required for mining. All surface rights for current mining are in place.

         Each mining operation is served by road access and employees live in nearby communities, traveling to work on a daily basis. All of the metallurgical coal mines (including the Line Creek and Luscar mines transferred to Fording) have operational rail infrastructure in place, as well as several of our thermal coal operations (Obed Mountain, Coal Valley, Bienfait and Poplar River mines). Services such as electricity, natural gas, sewage, process water and potable water are available, where required, on each site. We believe that each of our mine's facilities and equipment are in good physical condition.

         Development projects, including Cheviot (transferred to Fording), Brooks, Telkwa and Beaverhill are all within a short distance of established communities and are accessible by road. Except for the Brooks mine project, we anticipate that rail access may be required and each property is sufficiently close to an existing active rail line to consider construction of a spur line to the property. Cheviot is accessed by an existing but inactive rail right-of-way. The development properties lack most required services. We anticipate providing these services during mine construction.

         Cheviot is in mountainous terrain and had been an active mine site from 1911 to 1950. Telkwa is located in rolling hills covered with forest and pasture land. The Beaverhill project is in the east-central

Alberta prairie agricultural region. The Brooks project is located in an agricultural region in southern Alberta and consists of coal reserves, which are included in the Prairie Assets, and a power project, the rights to which are currently held by SCAI. Topographic and climatic features of each site are such that surface mining operations can be developed on a year-round basis. We also have other significant coal and mineral properties in Alberta, Saskatchewan and Manitoba that may be developed in the future. Most of these non-reserve coal and mineral holdings are situated in agricultural regions similar to those for the Brooks and Beaverhill projects. Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heating value and consistency by removing impurities and to more exactly match customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Line Creek, Luscar, Coal Valley and Obed Mountain mines, all operate coal processing plants. At the Bienfait mine, we operate a coal processing plant that crushes and sizes the coal to customer specifications.

         All of the producing mines are equipped with shop office complexes and substantially all maintenance activity is conducted by employees, although rebuilds or repairs of a significant nature are occasionally contracted out to third parties.

         PRODUCTION

         Coal production (including production from the former Manalta and Fording operations) over the period from 1998 to 2002 was as follows:

                                              1998 (1)        1999         2000          2001          2002
                                            ------------  ------------ ------------  ------------  ------------
                                                                   (thousands of tonnes)
BITUMINOUS
Metallurgical
  Line Creek mine (1)(2)..................         2,323         1,991        2,032         1,122         1,231
  Gregg River mine........................         1,672         1,601        1,023            --            --
  Luscar mine (1).........................         1,409         1,196        1,325         1,481         1,030

Thermal
  Line Creek mine (2).....................           606           579          526           260           266
  Coal Valley mine........................         1,876         1,606        1,088         1,514         1,789
  Obed Mountain mine......................         1,672         1,716        1,485         1,410         1,351

SUBBITUMINOUS
  Paintearth mine.........................         3,011         2,680        2,754         3,215         3,021
  Sheerness mine..........................         3,368         3,268        3,577         3,643         3,589
  Highvale mine (3)(4)....................        12,672        12,382       12,491        11,690        12,698
  Genesee (3).............................         3,530         3,597        3,542         3,497         3,553
  Whitewood (3)...........................         2,627         2,309        1,974         2,094         2,812

LIGNITE
  Poplar River mine.......................         3,599         3,744        3,489         3,382         3,427
  Boundary Dam mine.......................         5,722         6,243        5,915         6,354         6,193
  Bienfait mine...........................         2,195         2,095        1,778         2,008         1,834

(1) Reflects our portion of production only. Transferred to Fording on February 28, 2003.
(2) On December 31, 2000, we sold 50% of the Line Creek mine to CONSOL. On February 28, 2003, we transferred our remaining 50% interest to Fording.
(3) Part of the Prairie Assets which we intend to acquire from SCP II during 2003.
(4) Operated by Manalta and us from 1970 to 2002.

         SAMPLING AND ANALYSIS

         The quality of coal is based upon a large number of parameters related to a particular coal's usage and its handling characteristics. Determination of the various parameters of quality is done according to widely accepted industry standards and often to meet specific customer needs.

         Testing is done in mine site laboratories to ensure process efficiency and product quality and is supplemented by analysis at independent test facilities to provide a broader range of analysis for production design and planning and to meet specific customer needs.

         OPERATING MINES

         The following is a map indicating the location of each mine, followed by a description of each mine.


[MAP OF CANADA (TOGETHER WITH INSET SHOWING CANADA IN RELATIONSHIP TO THE UNITED STATES) DEPICTING MINE AND UNDEVELOPED COAL PROJECT AND NON-RESERVE COAL LOCATIONS, RAILROAD LINES, BULK-PRODUCTS SHIPPING TERMINALS AND MAJOR COAL SEAMS]


(1)      Acquired by SCAI from Fording on February 28, 2003.
(2)      Transferred to Fording on February 28, 2003.

         COAL VALLEY MINE

         The Coal Valley mine is located approximately 100 kilometers south of Edson, Alberta, in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities. We commenced operations at this mine in 1978. Currently, this mine's annual production capacity is 1.6 million tonnes and 2002 sales were 1.8 million tonnes. This mine had 5.8 million tonnes of proven reserves and 10.3 million tonnes of probable reserves at December 31, 2002. We currently operate a dragline to remove the overburden and front-end loaders to load the coal onto a fleet of coal haulers. Raw coal is hauled to our adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. We own all the equipment and facilities at this mine.

         The bituminous thermal coal at Coal Valley is mined from three distinct coal seams, which are found within a 270-meter stratigraphic interval. One of the seams is characterized by fine clay and sandstone partings within the seam, and varies in thickness from 7.9 to 10.7 meters. The other seams range in thickness from 2.4 to 6.7 meters.

         In November 1999, we discontinued truck shovel operations at the mine in response to weak market conditions. Given the strong recovery in coal prices during 2001, we purchased additional trucks and reactivated an electric shovel to increase this mine's production capacity from 1.1 million tonnes per year to
1.6 million tonnes per year. Late in 2002, we idled the truck shovel equipment at this mine again, reducing production levels back to 1.0 million tonnes due to a significant decline in export thermal coal prices in the second half of 2002.

         OBED MOUNTAIN MINE

         The Obed Mountain mine is located approximately 30 kilometers east of Hinton, Alberta in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities and industrial customers. The mine commenced operations in 1984 and we acquired it in 1989. This mine's annual production capacity is 1.5 million tonnes and 2002 sales were 1.2 million tonnes. During 2002, we reduced production to one million tonnes per year. Subsequently, on March 25, 2003, in response to low export selling prices and demand, we suspended production indefinitely at the mine. The Obed Mountain mine had 5.1 million tonnes of proven reserves at December 31, 2002. When operating, this mine utilizes a dragline to remove the overburden and also has three electric shovels available to remove overburden and to load the coal onto a fleet of coal haulers. Raw coal is hauled to our adjacent processing plant, where it is crushed, cleaned and dried. From the processing plant, we transport the coal to a storage and rail load-out facility by an 11-kilometer long overland conveyor for further transportation by rail directly to customers or to port facilities. We own all the equipment and facilities at this mine.

         The bituminous thermal coal at Obed Mountain is a glacial hilltop remnant of what was at one time an extensive, flat-lying multi-seam coal field. There are six recognizable seams in this formation, two of which we mine. The seams range in thickness from 1.6 to 2.8 meters.

         PAINTEARTH MINE

         The Paintearth mine is located approximately 200 kilometers southeast of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to ATCO Electric's Battle River power plant under long-term contracts, which expire in 2012. We commenced operations at the mine in 1981 and, in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine, which had been operating since 1956. This mine's annual production capacity is 3.5 million tonnes and 2002 sales were
3.0 million tonnes. The mine had 61.2 million tonnes of proven reserves at December 31, 2002.

         This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines that are owned by our customer. We are responsible for dragline operation and maintenance. ATCO Electric pays us a specified royalty based on tonnage mined from some of our coal lease areas within the coal permit area. As part of our intended acquisition of the Prairie Assets, we expect to acquire certain royalty interests on coal produced from the Paintearth mine, in respect of which ATCO Electric pays royalties.

         The Paintearth mine has two major coal zones throughout most of the mining area. The zones vary in thickness from 2.0 to 4.0 meters and are commonly split into four major beds or seams.

         SHEERNESS MINE

         The Sheerness mine is located approximately 200 kilometers northeast of Calgary, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to the Sheerness power plant under two long-term contracts, both of which expire in 2026. ATCO Electric and TransAlta jointly own the power plant. We commenced operations in 1995 and in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine which had been operating since 1985. The mine's annual production capacity is 4.0 million tonnes and 2002 sales were 3.6 million tonnes. This mine had 60.5 million tonnes of proven reserves and 7.3 million tonnes of probable reserves at December 31, 2002. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines, which are owned by our customers. We are responsible for dragline operation and maintenance. As part of our intended acquisition of the Prairie Assets, we expect to acquire certain royalty interests on coal produced from the Sheerness mine, in respect of which ATCO Electric and TransAlta pay royalties.

         The subbituminous coal at the Sheerness mine is in two seams having a thickness varying between 0.5 and 1.9 meters.

         POPLAR RIVER MINE

         The Poplar River mine is located approximately 200 kilometers southwest of Regina, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Poplar River power plant under a long-term contract that expires in 2015. Operations at this mine commenced in 1978 and we acquired the operations in 1998 as part of the Manalta acquisition. This mine's annual production capacity is 4.0 million tonnes and 2002 sales were
3.3 million tonnes. This mine had 178.9 million tonnes of proven reserves and
5.3 million tonnes of probable reserves at December 31, 2002. The lignite coal at the Poplar River mine is in a seam having an average thickness of 4.0 meters. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or two electric shovels. Coal is initially transported to an adjacent crushing station before being transported by rail approximately 20 kilometers to the power plant. We own all the equipment and facilities at this mine, including the rail line and related locomotives and railcars but excluding one of the draglines, which is leased by SaskPower and operated by us under license.

         BOUNDARY DAM MINE

         The Boundary Dam mine is located approximately five kilometers south of Estevan, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Boundary Dam and Shand power plants under long-term contracts that expire in 2009 and 2024 respectively. We commenced mining operations in 1973. This mine's annual production capacity is 6.5 million tonnes and 2002 sales were 6.1 million tonnes. The Boundary Dam mine had 102.9 million tonnes of proven reserves at December 31, 2002. The mine uses five draglines to remove the overburden. The coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plants. We own all of the equipment and facilities at this mine with the exception of two haul trucks that are subject to an operating lease and one dragline, which will be transferred to the customer in May 2003 pursuant to the terms of the coal supply agreement. We will continue to operate this dragline under license until the coal supply agreement terminates in 2009.

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

         BIENFAIT MINE

         The Bienfait mine is located approximately 15 kilometers east of Estevan, Saskatchewan and is a prairie operation. This mine supplies lignite thermal coal to Ontario Power Generation's Atikokan and Thunder Bay power plants under a contract that expires at the end of 2003, with a one-year option to renew. The mine also sells coal to several smaller domestic customers. Operations commenced in 1905 and we acquired the mine in 1966 through our acquisition of Manitoba & Saskatchewan Coal Company (Limited). The mine's annual production capacity is 2.8 million tonnes and 2002 sales were 1.7 million tonnes. This mine had 78.6 million tonnes of proven reserves as at December 31, 2002. The majority of the lignite coal at the Bienfait mine is part of a zone that averages 4.0 meters in thickness. This mine uses a dragline to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader. Coal is initially transported to our adjacent processing plant, which crushes and sizes the coal before it is transported to customers by rail. We own all the equipment and facilities at this mine.

         We also own a char plant at the Bienfait mine. Char is a product that is used in the manufacture of charcoal briquettes. Our char plant uses a carbonization process that nearly doubles the heat content of the original lignite coal and lowers its moisture and volatile matter content. We supply char under two long-term contracts with an aggregate annual tonnage of 82,000 tonnes, which expire in 2003 and 2010. The char plant's capacity is 102,000 tonnes and 2002 sales were 113,000 tonnes.

         METALLURGICAL ASSETS

         LINE CREEK MINE

         The Line Creek mine is located approximately 25 kilometers north of Sparwood, British Columbia and is a mountain mine. This mine commenced operations in 1981 and we acquired this mine in 1998 as part of the Manalta acquisition. On December 31, 2000, we sold a 50% interest in this mine to CONSOL for $56.7 million and a retained royalty on coal mined in the future in excess of 46.0 million tonnes. This mine was operated as a 50-50 joint venture with CONSOL until February 28, 2003 when CONSOL and we transferred ownership of this mine to Fording. Line Creek supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. Our share of this mine's annual production capacity was 1.6 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal. Our share of 2002 sales was 1.2 million tonnes of metallurgical coal and 0.2 million tonnes of thermal coal. Our share of this mine's proven reserves was 19.9 million tonnes as at December 31, 2002. This mine uses six electric shovels to remove the overburden and to load it onto waste haul trucks following which front-end loaders load the coal onto coal haulers. Raw coal is transferred to an 11-kilometer coal conveyor for transportation to the nearby processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is loaded onto trains for transport directly to customers or to port facilities for further transportation by ship. Until February 28, 2003, we owned a 50% interest in all the equipment and facilities at this mine. We remain obligated for funding our share of a defined benefit pension plan deficit at this mine.

         The bituminous metallurgical and thermal coal at Line Creek is mined from nine seams lying in a syncline. The seams average two to thirteen meters in thickness, with the thickest seam reaching 15 meters in several places.

         LUSCAR MINE

         The Luscar mine is located approximately 42 kilometers south of Hinton, Alberta and is a mountain operation. The mine was operated as a 50-50 joint venture with CONSOL since operations commenced in 1970. On February 28, 2003 CONSOL and we transferred ownership of this mine to Fording. Our share of 2002 sales was 1.1 million tonnes, which was supplied to a variety of international steel producers. Our share of proven and probable reserves was 0.7 million tonnes at December 31, 2002 and the mine is scheduled to close near the end of 2003, when these reserves will be depleted. This mine uses six electric shovels to remove the overburden and to load it onto waste haul trucks, following which front-end loaders load the coal onto coal haulers. Raw coal is hauled to the adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. We held a 50% interest in all the equipment and facilities at this mine until February 28, 2003. We remain obligated for our share of certain reclamation and mine closure costs.

         The bituminous metallurgical coal at this mine is mined from a seam which has an average thickness of ten to twelve meters, although in some areas folding and faulting has produced sections of coal up to 40 meters thick.

         CHEVIOT MINE PROJECT

         The Cheviot mine project is located approximately 20 kilometers southeast of the Luscar mine at the former site of the inactive Mountain Park mine. Until February 28, 2003 this project was a 50-50 joint venture with CONSOL. On February 28, 2003 this project was transferred to Fording. We operated the Mountain Park mine from 1911 to 1950. Our 50% share of this project includes 18.2 million tonnes of proven bituminous metallurgical coal reserves and 12.8 million tonnes of probable bituminous metallurgical coal reserves. In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year of which 50% would have been our share. In April 2001, the Government of Canada announced its acceptance of the recommendation by the environmental review panel in favor of the development of Cheviot, which allows the federal government to release the regulatory authorizations required for the project to proceed. During 2002, CONSOL and we applied for an amendment to its existing permits to allow for construction of a haul road from the Cheviot property to the existing coal processing plant at Luscar mine. If this permit is approved, approximately 2.2 million CMT of coal could be produced from the Cheviot reserves using the existing infrastructure at Luscar mine.

         GREGG RIVER MINE

         The Gregg River mine, located 40 kilometers south of Hinton, Alberta, was developed in 1983 and had a production capacity of 2.1 million tonnes of coal per year until coal production ceased in October 2000. We are currently completing the reclamation and closure of the mine. On February 28, 2003 we transferred the coal leases at Gregg River mine to Fording pursuant to the Combination Agreement. We retain all of the other assets associated with the Gregg River mine as well as all of the existing reclamation obligations.


         PRAIRIE ASSETS

         HIGHVALE MINE

         The Highvale mine is located approximately 80 kilometers west of Edmonton, Alberta. Highvale is a prairie mine-mouth operation owned by TransAlta. This mine supplies subbituminous thermal coal to TransAlta's Sundance and Keephills power plants. The mine's annual production capacity is 13.0 million tonnes and 2002 sales were 12.7 million tonnes. The mine uses four draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with electric shovels or front-end loaders for delivery directly to the adjacent power plants. TransAlta owns this mine and substantially all of the related equipment and facilities.

         Our predecessor, Manalta, and we operated the Highvale mine under contract with TransAlta from 1970 until 2002. Fording took over the Highvale contract effective January 1, 2003 and subsequently transferred the contract to SCAI on February 28, 2003. During 2003, we expect to acquire the mining contract as part of our intended acquisition of the Prairie Assets from SCP II. The current five-year mining contract expires December 31, 2007, or earlier with a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, the operator would not expect to incur any material costs because TransAlta is contractually required to reimburse the operator for costs associated with terminating the mining contract. Also as part of our intended acquisition of the Prairie Assets, we expect to acquire certain royalty interests on coal produced from the Highvale mine, in respect of which TransAlta pays royalties.

         GENESEE

         The Genesee mine is located approximately 70 kilometers southwest of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to EPCOR's 820 MW Genesee power plant under a long-term contract that continues as long as there is economic coal within the mining area. The Genesee mine commenced operations in 1988. The mine's annual production capacity is 3.5 million tonnes and 2002 sales were 3.5 million tonnes. Fording's share of proven and probable reserves at Genesee mine was 134 million tonnes as at December 31, 2002. The mine uses two draglines to remove the overburden. Coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. SCAI owns a 50% joint venture interest in the equipment and facilities at this mine and EPCOR owns the remaining joint venture interest. We expect to acquire SCAI's interest in the equipment and facilities at this mine during 2003. Also, as part of our intended acquisition of the Prairie Assets, we expect to acquire certain royalty interests on coal produced from the Genesee mine, in respect of which EPCOR pays royalties.

         The subbituminous coal at the Genesee mine is located in four recognizable coal zones, which vary in thickness from 0.5 to 3.0 meters. All but one of the coal zones is contiguous over the entire mine area.

         WHITEWOOD MINE

         The Whitewood mine is located 65 kilometers west of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to TransAlta's 588 MW Wabamun power plant. The mine's annual production capacity is 2.8 million tonnes and 2002 sales were 2.8 million tonnes. The mine uses one dragline to remove the overburden. Coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. TransAlta owns the mine and substantially all of the related equipment and facilities.

         Fording operated the Whitewood mine under contract with TransAlta from 1986 until February 28, 2003. The current five-year mining contract expires December 31, 2007 or earlier with a 90-day termination notice provision. We expect to acquire the mining contract as part of our intended acquisition of the Prairie Assets from SCP II during 2003. If TransAlta does not renew or terminates the contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse us for costs associated with terminating the mining contract. Also as part of our intended acquisition of the Prairie Assets, we expect to acquire certain royalty interests on coal produced from the Whitewood mine, in respect of which TransAlta pays royalties.

         THIRD PARTY ROYALTY ARRANGEMENTS

         The Prairie Assets, which we intend to acquire from SCP II during 2003, include extensive coal and mineral holdings in Alberta and Saskatchewan. Other third parties and we are mining some of these coal and mineral holdings under royalty agreements that have been assigned to SCAI. Royalty rates are negotiated on a property-by-property basis and are based on mineral volumes mined. In some cases, mining plans and production volumes are controlled by third parties and are beyond our control. Agreements with third parties and us provide that all reclamation and environmental liabilities with respect to these properties are the responsibility of the party undertaking the mining activity.

MINE PROJECTS

         We hold several coal properties that could be brought into production in the near term if a suitable market can be developed for the coal and subject to obtaining necessary permits. The following is a brief description of each of these projects.

         TELKWA MINE PROJECT

         The Telkwa mine project is located in west central British Columbia. This project has 30.6 million tonnes of proven and 3.1 million tonnes of probable bituminous thermal coal reserves. Coal has been mined in this area intermittently since 1906. This project is located eight kilometers from the main Canadian National Railway line, which could be utilized to transport coal to the Ridley Island Terminals at Prince Rupert. Licenses and environmental approvals will be sought when market conditions are conducive to development.

         BEAVERHILL MINE PROJECT

         The Beaverhill mine project, which is located approximately 62 kilometers southeast of Edmonton, Alberta, received a mine permit in 1987. This project has 8.1 million tonnes of proven subbituminous thermal coal reserves. Licenses and environmental approvals will be sought when market conditions are conducive to development.

         BROOKS MINE PROJECT

         The Brooks mine project is located 145 kilometers southeast of Calgary, Alberta. SCAI acquired the project from Fording on February 28, 2003. Fording has reported that this project has 92 million tonnes of proven and 74 million tonnes of probable subbituminous thermal coal reserves as at December 31, 2002. Prior to February 28, 2003, Fording had applied for a permit to develop the Brooks mine project. We are currently evaluating the merits of this project. SCAI currently holds the rights to a power project, which if developed, would use the coal reserves included in the Brooks mine project, which we intend to acquire from SCP II as part of the Prairie Assets during 2003.

         UNDEVELOPED COAL PROPERTIES

         We have significant non-reserve coal properties that we hope to develop into reserves in the future. We acquired non-reserve coal properties in the Judy Creek South and Camrose-Ryley coal fields in 2001 and 2000 respectively. The Camrose-Ryley property is located adjacent to the Beaverhill mine project and is situated just south of the main Canadian National railway line. The Judy Creek South property is situated adjacent to an existing transmission line that serves the oil sands projects near Fort McMurray, Alberta. As part of our intended acquisition of the Prairie Assets, we expect to acquire significant thermal coal reserves and non-reserve coal properties in Canada, most of which are owned in fee simple. Certain of these properties also include rights to other minerals. We are currently evaluating the reserve and non-reserve coal properties, which were owned by Fording until February 28, 2003. These reserves and non-reserve coal properties include significant holdings in the Camrose-Ryley, Heatburg (which is located approximately 35 kilometers east of Red Deer, Alberta) and other coal fields.

COAL RESERVES

         Our coal reserves are classified based upon the Geologic Survey of Canada publication Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System For Canada", J.D. Hughes, L. Klatzel-Mudry and D.J. Nikol, 1989.

         Coal reserves are broadly defined as coal that can be economically mined using current technology and are further classified as proven or probable according to the degree of certainty of existence. Reserve estimates as set forth above were prepared internally by our professional engineers and geologists under the supervision of our Vice President Operations, Howard Ratti, P.Eng., and our Chief Geologist, Gary Johnston, P.Geol. Estimates are based on geological data derived from ongoing mining operations, drilling program and other geological examination. This information is combined with knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of overburden that can be moved to permit economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through processing plants and equipment and labor productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. These estimates are reviewed annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

         The classification and presentation of proven (measured) and probable (indicated) reserves conform to the requirements of the Canadian securities regulations as set out in National Instrument 43-101 (the "National Instrument") and prescribed by the United States Securities and Exchange Commission ("SEC") as set out in Guide 7 -- Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities Act of 1933 as amended ("SEC Guide 7").

         The following table summarizes our coal reserves within operating mine permit areas and on development properties as of December 31, 2002:


                                                                                            SULFUR        CALORIFIC
                                                               PROVEN (1)   PROBABLE (2)   CONTENT (3)     VALUE (4)
                                                              ------------ ------------   ------------   ------------
                                                                (millions of tonnes)         (%)           (KJ/Kg)
BITUMINOUS METALLURGICAL
  Line Creek mine (5)(6)..................                        18.4          --           0.42           35,700
  Luscar Mine (5)(6)......................                         0.7          --         0.22-0.26        35,800
  Cheviot mine project (5)(6).............                        18.2          12.8       0.33-0.49        36,100
BITUMINOUS THERMAL
  Line Creek mine (5)(6)..................                         1.5          --           0.42           32,100
  Coal Valley mine........................                         5.8          10.3         0.27           30,500
  Obed Mountain mine......................                         5.1          --           0.46           30,000
  Telkwa mine project.....................                        30.6           3.1         0.93           33,000
SUBBITUMINOUS
  Paintearth mine.........................                        61.2          --           0.40           20,700
  Sheerness mine..........................                        60.5           7.3         0.55           20,000
  Beaverhill mine project.................                         8.1          --           0.38           21,000
LIGNITE
  Poplar River mine.......................                       178.9           5.3         0.62           14,300
  Boundary Dam mine.......................                       102.9          --           0.55           16,600
  Bienfait mine...........................                        78.6          --           0.42           17,900
                                                          ------------ -------------
Total reserves............................                       570.5          38.8
                                                          ============ =============


(1) Proven (Measured) means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well-established.
(2) Probable (Indicated) means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites available for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than for proven (measured) reserves, is high enough to assume continuity between points of observation.
(3) Estimated sulfur by weight, contract specification for bituminous coals, field average estimates for other coals.
(4) Approximate average calorific value, moist, ash free basis, air-dried bituminous coals, as received for other coals.
(5) Our 50% share of reserves only.
(6) Transferred to Fording effective February 28, 2003.

         RECONCILIATION OF RESERVES

         Our proven and probable coal reserves decreased from 704.6 million tonnes as at December 31, 2001 to 609.3 million tonnes as at December 31, 2002, primarily due to 2002 production volumes, reclassification of reserves to non-reserve coal and reductions in reserves as a result of further exploration and pit redesign.

         The following table provides a reconciliation and explanation of the significant reserve changes:


                                                               RESERVES AT                              RESERVES AT
                                                                DECEMBER 31  PRODUCTION                  DECEMBER 31
                                                                 2001(6)      IN 2002     ADJUSTMENTS     2002(6)
                                                               -----------  -----------   -----------   -----------
                                                                          (millions of tonnes)
PROVEN
  Line Creek mine (1)(2)..................                        28.5           1.5         (7.1)         19.9
  Luscar Mine (1).........................                         1.0           0.8          0.5           0.7
  Cheviot mine project (1)................                        18.2          --           --            18.2
  Coal Valley mine (3)....................                        11.9           1.8         (4.3)          5.8
  Obed Mountain mine (4)..................                        39.3           1.4        (32.8)          5.1
  Telkwa mine project.....................                        30.6          --           --            30.6
  Paintearth mine.........................                        64.1           3.0          0.1          61.2
  Sheerness mine..........................                        63.6           3.6          0.5          60.5
  Beaverhill mine project.................                         8.1          --           --             8.1
  Poplar River mine (5)...................                       219.9           3.4        (37.6)        178.9
  Boundary Dam mine.......................                       109.7           6.2         (0.6)        102.9
  Bienfait mine...........................                        80.1           1.8          0.3          78.6
PROBABLE
  Luscar mine (1).........................                         0.7           0.2         (0.5)         --
  Line Creek mine (1).....................                        --            --           --            --
  Cheviot mine project (1)................                        12.8          --           --            12.8
  Coal Valley (3).........................                        --            --           10.3          10.3
  Telkwa mine project.....................                         3.1          --           --             3.1
  Sheerness mine..........................                         7.7          --           (0.4)          7.3
  Poplar River mine (5)...................                         5.3          --           --             5.3
                                                          ------------ ------------  ------------  ------------

Total.....................................                       704.6          23.7        (71.6)        609.3
                                                          ============ ============= ============  ============


(1) Our 50% share only. Transferred to Fording on February 28, 2003.
(2) Additional exploration and pit redesign reclassified "reserve" to "non-reserve coal".
(3) Redesigning of pits, additional exploration and discontinued truck shovel operations reclassified "reserves" and "non-reserve coal".
(4) Revised economics reclassified "reserves" as "non-reserve coal".
(5) Environmental and logistical impediments to mining removed some "reserves" and transferred others to "non-reserve coal".
(6) Excludes reserves and production from the Highvale mine that is mined under contract. TransAlta owns the mine.



                               LAW AND REGULATION

         Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. We gain access to our coal reserves through: (1) coal leases from provincial governments, referred to as Crown coal leases; (2) our freehold ownership of coal; (3) subleases from third parties who hold Crown coal leases or freehold rights; and (4) our mine-mouth contracts with customers who hold the rights. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

         ALBERTA

         Alberta Crown coal leases are granted, under the Mines & Minerals Act, for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare and there are no other expenditures required to maintain the leases. New Crown coal leases on lands in Category 4 of "A Coal Development Policy for Alberta, 1976" are made available to the public through a competitive bidding process. The bulk of our Alberta coal leases were acquired prior to the initiation of the bidding process.

         Subbituminous coal under Crown coal lease that is used in power generation in Alberta is subject to a flat royalty rate that is currently $0.55 per tonne. For bituminous coal, royalties are levied based on the mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of 1% of the mine-mouth value of marketable coal produced from the Crown coal leases per month. After the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and the cumulative return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13% of the net revenue earned from Crown leases for a calendar year. Coal sold from leased, third party freehold lands may also be subject to private royalties pursuant to agreements under which the rights have been acquired. No provincial royalties are payable on freehold coal.

         SASKATCHEWAN

         Saskatchewan Crown coal leases are granted under the Crown Minerals Act, and Coal Mining Disposition Regulations, 1988, for a term of 15 years and are renewable under effectively the same terms as Alberta Crown leases. Annual lease rental rates are $5.50 per hectare and there are no other expenditures required to maintain the leases. Prior to obtaining a Crown coal lease in Saskatchewan, the applicant must first obtain a coal prospecting permit for coal exploration. The costs associated with a coal prospecting permit are a $100.00 application fee and $1.00 per hectare for the first year and $1.00 per hectare for each of two, six-month extensions allowed under the regulations. Upon expiry of the coal prospecting permit, the permittee must either apply for a Crown coal lease or cancel the permit. There is no competitive bidding process for Saskatchewan Crown coal rights.

         In Saskatchewan, the sale of coal from Crown leases is subject to payment of a Crown royalty in the amount of 15% of the average value of coal related to the lease, payable quarterly. In addition, there are two taxes levied against freehold coal rights. One is a freehold mineral tax of $3.71 per hectare, payable yearly. The other is the freehold royalty that amounts to approximately one-half of the Crown royalty rate. At the Bienfait mine, a rebate of up to 87.5% of Crown and freehold royalties is available when selling prices fall below a specified level. In 2002, the Bienfait mine was eligible for the maximum rebate.

         BRITISH COLUMBIA

         British Columbia Crown coal licenses and Crown coal leases are granted under the Coal Act. Crown coal licenses are granted for an indefinite term and the rental rates start at $7.00 per hectare, escalating to $10.00 per hectare after the first five years and continue to escalate by $5.00 per hectare every five years. There is presently no cap on the rental rates. Prior to obtaining a Crown coal lease, the licensee must first obtain a project approval certificate issued under the Environmental Assessment Act. Once a project approval certificate has been obtained, an application may be made for a coal lease. Crown coal leases have a term of 30 years but may be renewed for a subsequent period of 15 years. The annual rental rate is currently $10.00 per hectare. There is no competitive bidding process for British Columbia Crown coal rights.

         In British Columbia, both Crown and freehold coal sales are subject to the payment of a two level mineral tax. The first level is 2% on revenue less operating costs (not including interest) with the next level being 13% on cumulative revenue minus operating costs, capital costs and the amount payable under the first level. Under the Mineral Land Tax Act, every owner of mineral land must pay to the Crown a yearly tax based on the number of hectares owned. This mineral land tax escalates on a graduated scale from $1.25 per hectare (20,235 hectares or less) to $4.94 per hectare (more than 404,686 hectares). The $1.25 per hectare charge applies to our freehold mineral interests held in British Columbia.

         MINE PERMITTING

         In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an Environmental Impact Assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. We must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input and, following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulator will either approve the project, request modifications to the project and approve it as modified or reject the project. Once approved the required permits are issued.

         If both the federal and provincial governments are involved the application is subject to joint review. For a greenfields project the permitting process can take three to five years whereas for a mine extension two years is usually required as the EIA is not as detailed.

         We have the permits necessary to develop the Beaverhill mine project, included in our proven and probable reserves. We had also acquired the permits necessary to develop the Cheviot mine project, which we have subsequently transferred to Fording. We have not completed the permitting of the Telkwa mine project, which is also included in our proven and probable reserves. We have completed the environmental impact assessment for the Telkwa mine project but have decided not to submit the detailed application until we have identified a niche market for the coal. We are not aware of any matters that would hinder our ability to secure the permits for the Telkwa mine project. We intend to acquire, from SCP II, the Brooks Mine project for which Fording had commenced permitting activities. We have not fully evaluated the status of permitting activities for the Brooks mine project but are not aware of any matters that would hinder our ability to secure the permits for the Brooks mine project.

                                   ENVIRONMENT

         GENERAL

         Our management committee has a mandate to review environmental, health and safety policies and programs, oversee our related performance and monitor current and future regulatory issues. We believe that we are in material compliance with all applicable environmental legislation.

         We have estimated our future liability for abandonment and site restoration and have been accruing for this liability in accordance with generally accepted accounting principles. The provisions for site restoration and abandonment for the year ended December 31, 2002 are set out in note 7 to the consolidated financial statements, which information is incorporated herein by reference.

COAL

         The coal mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including:

         -        employee health and safety;

         -        air quality;

         -        water quality and availability;

         - the protection and enhancement of the environment (including the protection of plants and wildlife);

         -        land-use zoning;

         -        development approvals;

         - the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

         - the reclamation and restoration of mining properties after mining is completed.

         Mining operations are regulated primarily by provincial legislation, although we must also comply with applicable federal legislation and local by-laws. A breach of environmental legislation may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on operations.

         Each of the provinces in which we operate has stringent environmental legislation and requirements. These laws require approval of many aspects of coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and obtaining land use and other permits, licenses and similar approvals from various governmental authorities, which may involve costly and time consuming environmental impact assessments. In addition, legislation requires that mined out sites be abandoned and reclaimed to the satisfaction of provincial authorities. We do not anticipate significant approval, issuance or renewal problems for its required licenses and permits, but cannot give any assurance that its licenses and permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approvals will not adversely affect operations.

         PROVINCIAL ENVIRONMENTAL LEGISLATION

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

         In Alberta, the Environmental Protection and Enhancement Act ("EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licenses for up to ten years are issued under the EPEA for virtually all aspects of mining operations. The Coal Conservation Act, which is administered by the Energy Resources Conservation Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the Water Act.

         The Province of Alberta has recently proposed the Climate Change and Emissions Management Act ("Bill 37"). If enacted, Bill 37 would establish a framework for management of greenhouse gases in the Province of Alberta. Bill 37 contemplates regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy. Bill 37 proposes sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output. With respect to the coal business, existing customers produce a significant amount of electricity for regions they serve, and it is expected they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants that we supply are required to reduce carbon dioxide emissions, our customers may reduce coal consumption, introduce new technology to reduce carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so, or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal will reduce our coal sales, and any restrictions on the burning of coal will negatively impact our revenue and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

         The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. This obligation for security is satisfied by way of letters of credit provided by Canadian banks.

         In Saskatchewan, environmental matters relating to mining operations are governed primarily by the Environmental Management and Protection Act (the "EMPA") and the Mineral Industry Environmental Protection Regulation made there under. Under the EMPA and its regulations, permits and approvals are required for any facility or operation that discharges a pollutant into the environment. Approvals, typically issued for a one-year term, are routinely renewed each year although there is no guarantee that this will not change. A development in Saskatchewan may be subject to review under Saskatchewan's Environmental Assessment Act. The Clean Air Act regulates air quality, including emissions into the atmosphere, while the Water Corporation Act regulates the use of water. The EMPA also regulates the decommissioning, abandonment and reclamation of a mine or operation. The Saskatchewan government has recently enacted a reclamation bonding system similar to the system in Alberta that it is in the process of implementing and with which we will be required to comply.

         In British Columbia the primary legislation for the protection of the environment is the Waste Management Act, including regulations made there under. A project may be subject to review under British Columbia's Environmental Assessment Act. Operating approvals are issued under a number of Acts, including the Mines Act, the Waste Management Act, the Water Act, the Coal Act, the Land Act and the Forest Act. Approvals are typically issued for the life of a specific mine, pit or mining block, and include requirements to submit updated reclamation information. The British Columbia government has a reclamation bonding system similar to that of Alberta and with which we comply through posting letters of credit provided by Canadian banks.

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

         Other federal legislation that we must comply with includes the federal Environmental Protection Act 1999, which generally regulates the use, importing, storage and interprovincial or international transport of certain restricted and prohibited substances. The federal Fisheries Act prohibits the alteration or destruction of fish habitat, and prohibits the deposit of any substance that may be harmful into water that may be inhabited by fish.

         The federal Environmental Assessment Act ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include federally financed projects, projects requiring the disposition of federal lands and projects requiring prescribed federal regulatory actions, such as federal approvals. The CEAA may apply to some of our proposed projects, which, for example, may impact fish habitat or navigable waters.

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

         MUNICIPAL BY-LAWS

         We are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and nuisance situations, such as dust and weed controls.

         AIR QUALITY AND CLIMATE CHANGE

         The burning of coal results in the production of various combustion products including sulfur, nitrogen and carbon compounds. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by several countries. In December 2002, the Government of Canada ratified the Kyoto Protocol.

         With respect to the coal business, existing customers produce a significant amount of electricity for regions they serve, and it is expected they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants that we supply are required to reduce carbon dioxide emissions, our customers may reduce coal consumption, introduce new technology to reduce carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so, or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal will reduce our coal sales, and any restrictions on the burning of coal will negatively impact our revenues and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

         Luscar has been a member of the Voluntary Challenge Registry ("VCR") since its inception. VCR is a voluntary program to report accomplishments in greenhouse gas reductions. Since 1999, Luscar has attained gold level reporting status and has received awards from VCR for leadership in the mining sector.

         ENVIRONMENTAL MANAGEMENT AND COMPLIANCE

         We are committed to meeting its responsibilities to protect the environment wherever we operate and we anticipate making increased capital and other expenditures as a result of the increasingly stringent environmental protection legislation.

         We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. We intend to apply the same environmental management program to the Genesee, Highvale and Whitewood operations.

         We believe that we are in material compliance with all applicable environmental legislation. We endeavor to conduct mining operations in compliance with all applicable federal, provincial and local laws, including approvals obtained under those laws. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, and we have not incurred any violations that have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

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

         Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in our equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

         HEALTH AND SAFETY

         Like environmental matters, the provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards, or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. We carry out extensive health and safety training programs in an attempt to provide a safe work place for its employees. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations.

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

         In Alberta and Saskatchewan there are many treaties in place, and aboriginal rights and claims therefore have less impact on resource development since such claims are subject to the terms of those treaties.

         ELECTRIC UTILITY INDUSTRY

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

         TAX REGULATION

         For the purpose of income tax treatment at the federal and provincial levels, our income is largely treated as resource income, and as such has benefited from effective tax rates, which are lower than statutory tax rates. In the 2003 federal budget, the Minister of Finance announced changes in taxation for Canada's resource sector, including lower corporate tax rates, elimination of the resource allowance, and changes to the deductibility of provincial royalties. The changes contemplated by the federal budget will be phased in over several years. The federal government has not yet released draft legislation and regulations necessary to implement the proposed changes in resource taxation.

         The corporate structure of our owners and our subsidiaries is such that our main operating subsidiary is tax efficient with respect to income taxes. We have based our income tax provisions upon current income tax legislation. At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently recorded in our accounts.

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

                                    OVERVIEW

         We are the largest thermal coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal production. After giving effect to the disposition of our metallurgical coal operations and the intended acquisition of the Prairie Assets from SCP II during 2003, we own and operate eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with an electric utility. Together, the mines that we operate produced almost 40 million tonnes of coal during 2002, making us one of the largest coal producers in North America.

         As a result of the transactions with Fording and after our expected acquisition of the Prairie Assets from SCP II during 2003, substantially all of our continuing operations will consist of thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada. Other revenue from thermal coal operations is also expected to included sales of thermal coal to industrial customers, contract mining at the Highvale and Whitewood mines and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. This is different than in prior years when we served both thermal and metallurgical markets. Coal sales to mine-mouth power generators are made on a free on board mine basis, and as a result, selling prices do not include the recovery of substantial transportation costs, as was the case with our metallurgical coal sales, which were predominantly exported.

         We refer to our Boundary Dam, Paintearth, Poplar River and Sheerness mines together with the Genesee mine, which we intend to acquire from SCP II during 2003, as mine-mouth operations because each is situated close to the coal-fired power plant that it supplies. The mine-mouth operations deliver coal pursuant to long-term coal supply contracts that expire from 2009 to 2026 and beyond. Pricing under mine-mouth contracts is adjusted annually based on cost indices that relate to our mine-site costs including labor, fuel, maintenance and other factors. These contracts provide for the pass through to the customer of royalties on coal production and property taxes. At four out of the five mine-mouth operations, the customer is responsible for providing us with the electricity to run the draglines and operate the mines. At the remaining operation, we are responsible for the cost of electricity that is reflected in our costs and our contract contains a price component related thereto, which is included in our revenue. Where the customer provides the electricity, this cost is borne directly by the customer and is not accounted for in our financial statements. We cannot reasonably estimate the cost of electricity incurred directly by our customers in these situations. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts which the utilities are required to purchase as well as, in some cases, fixed monthly revenues that are unrelated to tonnes delivered and are to cover costs that we would incur whether or not we made coal deliveries. The power plants supplied by these mines provide a significant portion of electricity in Alberta and Saskatchewan. These factors result in stable domestic revenue despite any delivery variations that might occur.

         Our contract to mine coal at the Highvale mine expired at the end of 2002. TransAlta, the owner of the mine, awarded a new 5-year contract to Fording effective January 1, 2003. We did not incur any material costs in terminating our operations at Highvale since TransAlta reimbursed these costs in accordance with the mining contract. As a result of the transactions with Fording and the intended acquisition of the Prairie Assets from SCP II, we expect to reacquire this contract and also expect to acquire the mining contract at the Whitewood mine.

         Prior to the Fording transaction, our export revenue was derived from metallurgical and thermal coal sold to customers outside of Canada. During 2002, 33% of our export sales were made to Japan, 16% to Korea, 23% to the United States and Mexico, 12% to South America, and 10% to Europe and 6% to other regions. We have long-term relationships with most of our export customers and our export sales are under contracts of one to five years in duration, with prices being negotiated annually. World steel production is the principal factor influencing demand for metallurgical coal exports. Coal-fired electricity generation, primarily in the Pacific Rim, is the principal factor influencing demand for our thermal coal exports. Both steel production and coal-fired electricity generation depend on global economic conditions. Resurgence of the Asian economies in 2000, combined with rising energy prices and steel production, led to an increase in demand and higher prices for export coals in 2001. In 2002, demand for metallurgical coal remained strong. However, in 2002 there was oversupply in the export thermal coal market, which resulted in intense competition amongst world suppliers and significant price decline.

         Cost of sales includes the costs related to mining and processing the coal, transportation, royalties and production taxes as well as land reclamation. The costs of mining vary from mine to mine based on the method of mining, which in turn is based on the mine's geology and topography. Our mining costs are lower at our prairie mines where geologic and topographic conditions are more favorable than at our mountain mines. As our mining operations progress further into our reserves, the ratio of overburden to coal tends to increase and our extraction costs increase. Although we believe our reserves are economically recoverable with our existing equipment, it is possible to offset the impact of higher mining ratios through investment in larger equipment, improvements in pit designs and other productivity improvements.

         We incur processing costs at our mountain mines, namely Coal Valley and Obed mines and at the metallurgical mines we operated prior to the Fording transaction. Processing removes impurities from the coal prior to shipment to increase the coal's heat content or improve its coking characteristics, to meet customer specifications and to reduce shipping costs. This processing step is not needed at our mine-mouth operations. We also incur higher costs at our mountain operations to reclaim the lands we mine due to the contour of the land and the nature of the overburden material. Following the transaction with Fording, we no longer operate any metallurgical mines, but are responsible for the reclamation of the Gregg River mine and portions of the Luscar mine.

         We incur significant rail transportation and wharfage costs to deliver coal to our export customers. Three of our four rail transportation agreements for the westbound movement of coal contain provisions that increase or decrease the price of transporting our coal based on the export prices we receive for our coal sales. These costs will be significantly lower going forward now that we have disposed of our metallurgical assets. In addition, most of the coal we produce is subject to royalties and production taxes that are payable to provincial governments and other mineral rights holders. At all of our mine-mouth and contract mining operations, the customers pay these royalties and production taxes directly or reimburse us.

         Generally, we depreciate long-term capital assets, including mining properties, facilities and major mining equipment, using the straight-line method over the remaining lives of our mines. Our ongoing replacement capital is depreciated over its useful life, which generally ranges between five to ten years. We regularly review our capital assets for any permanent value impairment by comparing our future cash flows with our asset carrying values and, as a result of such reviews, we reduced the carrying value of certain mines in 2000 and 2002.

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

         Certain major events and transactions have affected the comparability of our financial statements. In 2002, LCL wrote down its mine assets at Coal Valley and Obed Mountain mines by $42.8 million since sales were affected by oversupply in export thermal coal markets and lower demand from domestic customers supplied from these mines. LEP's earnings do not reflect this write-down because push down accounting is not required under Canadian GAAP and LEP assigned lower values to these mines in allocating the purchase price when it acquired LCL in May 2001. In 2000, when we closed the Gregg River mine because the economic reserves were exhausted, we recorded closure costs of $15.1 million and a $25.3 million charge to write down the mine assets to their realizable value. Also in 2000, we decided not to proceed with the Cheviot project until there was less uncertainty in the export markets. As a result, it was necessary to increase the provision for closure costs at the Luscar mine to provide for the termination of the workforce which otherwise would have been transferred to the Cheviot site. At the end of 2000, we sold a 50.0% interest in the Line Creek mine to Consol Energy of Canada Ltd.

         As a result of the transfer of our metallurgical coal assets to Fording and the intended acquisition of the Prairie Assets from SCP II during 2003, substantially all of our continuing operations will consist of thermal coal sales to domestic customers, principally to mine-mouth power generators in western

Canada. Accordingly, we have not provided separate information on our domestic and export operations. Instead, we are providing separate information for our metallurgical coal operations, which we have now disposed of, and for our continuing thermal coal operations. This information will provide a better understanding of our on-going business. Prior period information has been restated to conform to this basis of presentation.

                            OUR RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         Revenue. Our revenue in 2002 decreased to $595.6 million from $635.5 million in 2001, or by 6%. Our revenue from thermal operations in 2002 decreased marginally to $441.6 million from $455.0 million in 2001, or by 3%. This decrease was due to lower sales from our Coal Valley and Obed Mountain mines, which were affected by oversupply in export thermal coal markets and lower demand from domestic customers supplied from these mines. In January 2002 we signed a new long-term coal supply agreement with SaskPower that had been agreed to in 2001. As a result, 2001 revenue includes non-recurring revenue of $1.7 million from the Boundary Dam mine because the new prices were retroactive to an interim agreement that was in effect from July 2000. Conditions in the export thermal coal market were largely responsible for lowering our average thermal coal price, which averaged $13.16 per tonne in 2002 compared to $13.51 per tonne in 2001.

         Our revenue from metallurgical operations decreased to $154.0 million in 2002 from $180.5 million in 2001, or 15%. This decrease was due to a 17% reduction in shipments, which declined during 2002 as we reduced production at the Luscar mine where coal reserves are almost depleted. The impact of lower shipments was offset by higher average prices, which increased from $60.78 per tonne in 2001 to $63.92 per tonne in 2002.

         Cost of sales. Our cost of sales decreased during 2002 to $469.0 million from $484.8 million in 2001, or 3%. Our net production during 2002 was
36.4 million tonnes compared with 36.1 million tonnes in 2001. Cost of sales related to our thermal coal operations were $327.6 million in 2002 compared to $327.0 million in 2001. On a per tonne basis, cost of sales increased from $9.67 per tonne in 2001 to $9.80 per tonne in 2002. In 2002, cost of sales was affected by severance costs incurred at Coal Valley and Obed Mountain. We reduced production by idling our higher cost truck and shovel mining equipment in response to the weak export thermal coal market. Cost of sales at our mine mouth operations was comparable to prior periods.

         Cost of sales related to our metallurgical operations were $141.4 million in 2002 compared to $157.8 million in 2001. On a per tonne basis, cost of sales increased from $53.56 per tonne in 2001 to $58.22 per tonne in 2002. We experienced higher production costs at the Luscar mine where we are now producing from higher cost pits added to extend the life of the mine to the end of 2003. We also incurred higher transportation costs as rail freight rates are affected by the average selling prices we realize. Production costs were also higher at Line Creek where there was an increase in the level of overburden removal relative to coal production.

         Selling, general and administrative expenses. Our selling, general and administrative expenses in 2002 decreased to $13.6 million from $14.5 million in 2001, or 6%.

         Take-over response costs. These costs are non-recurring and were the costs of responding to LEP's public acquisition proposal and of implementing management changes subsequent to the acquisition in 2001.

         Depreciation and amortization. Our depreciation and amortization expense in 2002 decreased to $93.8 million from $100.0 million in 2001, or 6%. Depreciation expense was higher in 2001 because of the amortization of arrangement fees associated with bank credit facilities, which were replaced in 2001 with the senior credit facility.

         Write-down and loss on disposal of capital assets. During 2002, we recorded write-downs of $42.8 million related to our Coal Valley and Obed Mountain mines, where sales were affected by oversupply in the export thermal market and lower demand from domestic customers supplied by these mines. There were no write-downs during 2001.

         Interest. Interest expense comprises interest on the subordinated notes held by LCIF and other interest paid to our Senior Noteholders and other third parties. During 2002, interest expense was $86.0 million compared with $89.1 million in 2001, of which $54.3 million was paid to third parties compared with $46.8 million in 2001. Other interest increased in 2002 as LCL's floating rate bank debt was replaced with fixed rate Senior Notes in October 2001. During 2002, we paid interest of $31.8 million on the subordinated notes held by LCIF, compared with $42.4 million during 2001. The interest we pay to LCIF is based on floating interest rates that are determined by reference to anticipated cash flow and is eliminated on consolidation with LEP. The decrease in interest payments reflects lower net earnings and higher capital spending in 2002.

         Foreign currency translation (gain) loss. Foreign currency translation gains and losses reflect fluctuations in the Canadian dollar against the US dollar and primarily relate to our US$275 million Senior Notes, but also to US dollar cash balances and US dollar denominated working capital. The foreign currency translation gain of $4.0 million in 2002 compared to a $8.4 million loss in 2001 is largely due to the impact on the Senior Notes of a stronger Canadian dollar.

         Income taxes. Our provision for income tax includes current taxes and future income taxes. The current taxes include capital taxes on our net capital, which are relatively stable and amounted to $2.5 million in 2002, compared to $2.8 million in 2001. Our future income taxes relate to the difference between our book income and our taxable income. Our income tax recovery in 2002 decreased to $47.6 million from $58.8 million in 2001, or 19%. Our future income tax recoveries represent reductions in the previously recorded future income tax liabilities. In 2002, these recoveries relate to decreases in statutory income tax rates, provisions for actual and contingent income tax reassessments and recoveries related to the current losses incurred. The reduced recovery primarily relates to decreases in statutory income tax rates, which were significantly lower this year than last.

         Net loss. The net loss was $53.9 million in 2002 compared with a net loss of $10.9 million in 2001. The net loss increased due to the factors discussed earlier including the $42.8 million write-down of assets at Coal Valley and Obed Mountain mines, $11.2 million in reduced tax recoveries, offset by the fact that there were no take-over defense costs in 2002, which amounted to $9.9 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Revenue. Our revenue in 2001 decreased to $635.5 million from $657.1 million in 2000, or 3%. Our revenue from thermal operations in 2001 increased to $455.0 million from $391.5 million in 2000, or 16%. The increase was due to a 4% increase in sales volume and higher prices from our mine-mouth and contract operations. Coal prices from our thermal coal operations averaged $13.51 per tonne in 2001 compared to $12.08 per tonne in 2000. In particular, the Boundary Dam mine received higher revenues from sales to SaskPower under a new long-term coal supply agreement that was agreed to in 2001 and signed on January 30, 2002. Our 2001 revenue included non-recurring revenue of $1.7 million from the Boundary Dam mine because the new prices were retroactive to an interim agreement that was in effect from July 2000. To a lesser extent, revenue from our Paintearth and Sheerness mines increased in 2001 due to higher demand for electricity generated by the power stations served by these two mines. Also, our mountain and foothills mines, which produce higher value coals than our prairie operations, shipped more sales to domestic customers in 2001 than in 2000.

         Our revenue from metallurgical operations decreased to $180.5 million from $265.6 million in 2000, or 32%. This reduction was primarily due to the closure of the Gregg River mine, which generated revenue of $50.0 million in 2000 compared with $3.2 million in 2001. Our share of revenue from the Line Creek mine was $88.2 million in 2001, from our 50% ownership in the mine, compared with $140.7 million in 2000 when we owned 100% of the mine. Rising export coal prices offset the impact of reduced shipments from Line Creek and Gregg River. Coal prices from our metallurgical operations averaged $60.78 per tonne in 2001 compared to $53.22 per tonne in 2000. Since most price increases became effective April 1, 2001, the full year impact was not realized in 2001.

         Cost of sales. Our cost of sales decreased during 2001 to $484.8 million from $534.3 million in 2000, or 9%. Our net production during 2001 was
36.1 million tonnes compared with 37.5 million tonnes in 2000. Cost of sales related to our thermal coal operations amounted to $327.0 million in 2001 compared to $269.2 in 2000. On a per tonne basis, cost of sales was $9.67 per tonne in 2001 compared with $8.31 per tonne in 2000. The increased proportion of sales from our foothills mines, which have a higher cost structure than our mine-mouth operations, increased the average cost. Also, production costs for export sales from our Alberta mines rose because electricity costs more than doubled upon deregulation of the electricity markets and supply shortages. Electricity costs moderated in the latter half of 2001 but remained higher than in 2000. Our mine-mouth operations were not affected by rising electricity costs because our contracts require the customer to supply the electricity or to reimburse our electricity costs.

         Cost of sales from our metallurgical operations was $157.8 million in 2001 compared to $265.1 million in 2000. This decrease in cost of sales primarily related to our Gregg River mine and the 50% interest in the Line Creek mine. This decrease was partially offset by $19.7 million of additional closure cost provisions at the Gregg River and Luscar mines and higher transportation and energy costs. On a per tonne basis, cost of sales was $53.56 per tonne in 2001 compared with $53.12 per tonne in 2000. The increase in average metallurgical coal selling prices led to higher transportation costs as rail freight rates are affected by the average selling prices we realize. During 2001, our production costs per tonne increased at the Line Creek mine as productivity fell short of targets while we expanded the mine's capacity by 36%. Difficult labor negotiations during the third quarter, which resulted in a new four-year collective bargaining agreement, also had an impact on productivity at the Line Creek mine. Production costs at the Luscar mine also rose because electricity costs more than doubled upon deregulation of the electricity markets and supply shortages. Electricity costs moderated in the latter half of 2001 but remained higher than in 2000.

         Selling, general and administrative expenses. Our selling, general and administrative expenses in 2001 decreased to $14.5 million from $14.7 million in 2000, or 1%.

         Take-over response costs. These costs are non-recurring and were the costs of responding to LEP's public acquisition proposal and of implementing management changes subsequent to the acquisition in 2001.

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

         Other interest. Our other net interest expense in 2001 decreased to $46.8 million from $52.4 million in 2000, or 11%. Prior to our refinancing in October 2001, our other net interest expense decreased because of the reductions we made in our long-term bank debt during 2000, lower prime lending rates under our former bank credit facility, and interest we received on income tax refunds. Since the refinancing, our net interest expense has increased because of the additional long-term debt and higher fixed interest rates under the US$275 million 9.75% Senior Notes due October 15, 2011.

         Foreign currency translation (gain) loss. Foreign currency translation gains and losses reflect fluctuations in the Canadian dollar against the US dollar and primarily relate to our US$275 million Senior Notes. The foreign currency translation loss of $8.4 million in 2001 is due to the impact on the Senior Notes of a weaker Canadian dollar.

         Income taxes. Our provision for income tax includes current taxes and future income taxes. The current taxes include capital taxes on our net capital, which are relatively stable and amounted to $2.8 million in 2001, compared to $3.0 million in 2000. Our future income taxes relate to the difference between our book income and our taxable income. Our income taxes recovered in 2001 increased to $58.8 million from $45.6 million in 2000, or 29%. Our future income tax recoveries represent reductions in the previously recorded future income tax liabilities. In 2001, these recoveries reflect decreases in statutory income tax rates, the reversal of provisions made in prior years for actual and contingent income tax reassessments and recoveries related to the current losses incurred.

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



                         LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided from operating activities was $36.8 million compared to $38.0 million in 2001 and $18.6 million in 2000. During 2002, the impact of lower margins in 2002 was offset by the reduction in non-cash working capital requirements and lower interest paid to LCIF on our subordinated notes. The increase from 2000 to 2001 was due to improved net earnings and reductions in non-cash working capital requirements, which were offset by a $31.2 million increase in interest paid to LCIF on our subordinated notes. Our working capital requirements increased in 2000 as we increased coal inventories at our export operations.

         Our cash invested in working capital can fluctuate from period to period. Because we have relatively few customers to whom we ship large quantities of coal, our accounts receivable and coal inventories often vary significantly from one period to the next, depending on the timing of shipments. Following the divestiture of our metallurgical coal assets, which occurred on February 28, 2003, fluctuations in accounts receivable and inventory levels are expected to be smaller as our business will be predominantly mine-mouth operations. We also expect our accounts payable balances to fluctuate depending on the timing of payrolls and of equipment purchases.

         We incur capital expenditures to replace existing equipment that has served its useful life, to develop new mining areas at existing mines, to expand production capacity and to effect productivity improvements. Our capital expenditures were $51.0 million in 2002. In addition to normal replacement of equipment, we invested $12.0 million to replace a dragline tub at Poplar River mine, $10.0 million to upgrade the reclamation fleet at Boundary Dam mine and $7.0 million towards the replacement of our information systems, which will be completed in 2003. Our capital expenditures amounted to $27.9 million in 2001 and consisted mainly of replacement capital expenditures. Capital expenditures in 2001 and 2000 were $27.9 million and $17.8 million, respectively. As a result of the closure of the Gregg River mine, we had surplus equipment that we transferred to other mines, which helped reduce our capital requirements in 2000. Assuming we acquire SCAI from SCP II, we expect that, for the foreseeable future, our annual replacement capital requirement will be between approximately $25 million to $40 million. We fund our capital requirements from cash provided by operating activities and expect that cash generation in the future will be sufficient to meet these needs. As of December 31, 2002, our outstanding capital commitments were not significant and were incurred in the ordinary course of business.

         Our investing activities required cash of $50.2 in 2002 compared with $25.8 million in 2001, primarily for capital expenditures. During 2000, we generated $56.7 million of cash by selling 50.0% of the Line Creek mine, resulting in net cash generated by investing activities of $41.1 million after deducting our capital expenditures.

         During 2002, our financing activities generated cash of $22.5 million, primarily in the form of advances from LEP. During 2001, our financing activities required cash of $14.2 million. The proceeds from the issue of US$275 million 9.75% Senior Notes due October 15, 2011 were used to repay existing bank credit facilities and to provide cash for future operating requirements. During 2000, our financing activities used net cash of $60.2 million to reduce our operating line of credit and long-term debt, primarily with the Line Creek proceeds. During 2001, a portion of the interest paid to LEP on intercompany debt were returned to fund non-recurring capital expenditures.

         In addition to the Senior Notes, which were issued in 2001, we arranged a new bank credit facility, which allows aggregate borrowings of up to $100 million, of which up to $75 million can be used for letters of credit. Although we have not borrowed under this bank credit facility, we have used this bank credit facility to issue approximately $62.5 million of letters of credit. Most of these letters of credit are provided to provincial governments as security for our reclamation obligations. Please see "Item 10 - Additional Information-Material Contracts" for more detail about the terms of our indebtedness. In October 2002, the Senior Credit Agreement was renewed until October 4, 2003 under the same terms and conditions.

         We have two promissory notes outstanding, a 12.75% note maturing in May 2003 and a 9.625% note maturing in December 2004. The 12.75% note has a principal amount of $45.0 million less a related sinking fund that reduces the amount payable to $22.1 million. The 9.625% note has a principal amount of $89.3 million less a related sinking fund that reduces the amount payable to $47.3 million. These amounts are disclosed in Note 6 to the Luscar Coal Ltd. financial statements. Both of these notes relate to asset acquisitions at mine-mouth operations. The related long-term coal supply agreements provide that the customer reimburses us, as part of the coal price, for substantially all of the interest and sinking fund payments related to the promissory notes. At maturity, we are obligated to repay the promissory notes, net of sinking fund balances, at which time the customer will reimburse us for the net payment pursuant to the related coal supply contracts. Please see "Item 10 - Material Contracts". On May 18, 2003 when the promissory note for $45 million at 12.75% becomes due and payable, the difference between the principal amount and the sinking fund payment will be recorded as other income. After this promissory note has been repaid, revenues under the Boundary Dam coal supply agreement will decrease by approximately $5.7 million per annum, offsetting the elimination of interest costs under the promissory note.

         At December 31, 2002, our long-term debt of $ 484.8 million included $5.9 million related to capital lease obligations, which will be serviced from operating cash flows, and $69.4 million related to the promissory notes, the servicing and repayment of which is provided for as discussed above. The carrying value of the Senior Notes fluctuates with the exchange rates and the $434.4 million related to the Senior Notes reflects current foreign exchange rates as at December 31, 2002. The Senior Notes are not due until October 15, 2011 and the annual servicing costs will be funded from operating cash flows. We believe that our current operations will support the retirement or refinancing of the Senior Notes at maturity.

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

         We also regularly assess whether or not there has been any permanent impairment of our mining properties, using projections of future cash flows based on our engineering plans. Write-downs of mining properties can result from changing market conditions, as in the case of our write-downs of export thermal mines when export thermal coal prices declined significantly this year, or from changes in estimates of coal reserves, as in the case of the closure of Gregg River mine in 2000. Such write-downs may be material in amount.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

         There have been recent releases related to accounting standards and those that we believe may be relevant to our business are disclosed in Note 20 to the consolidated financial statements. The releases include pronouncements on accounting for asset retirement obligations, which we intend to adopt in 2003. We are in the process of assessing the impact of these releases on us. Although the assessment is not complete, we do not believe that these releases will have a significant impact on our results from operations.

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

         The consolidated financial statements of LEP reflect the acquisition of LCIF by LEP and the impact that the new ownership structure had on LEP's results of operations for the periods ended December 31, 2001 and 2002.

         Prior to May 11, 2001, LEP did not have any operations. Thereafter, LEP presents its financial statements on a consolidated basis including our results of operations, as well as those of LCIF.

         LEP's consolidated financial statements differ from ours for several reasons. The $643 million of subordinated notes are held by LCIF, which is wholly owned by LEP, therefore the related debt and interest expense is eliminated upon consolidation. Under Canadian GAAP, LEP did not apply push down accounting to the acquisition of LCIF and us. As a result, LEP's consolidated carrying values of financial instruments and capital assets differ from those reflected in our accounts. In 2002, LEP's earnings were not impacted when we wrote down our Coal Valley and Obed mines by $42.8 million ($27.6 million after income taxes). Our revenues are less because LEP recorded foreign currency forward contracts at their fair values at acquisition, to be amortized when the contracts are settled. Also, because LEP valued our interest rate swap at fair value, our interest expense is higher than reported by LEP. Our depreciation expense is higher than reported by LEP and reflects the difference between the underlying purchase price paid by LEP and our net book value. Finally, LEP's selling, general and administrative costs were less than our costs, primarily because LEP's purchase accounting included accruals for anticipated costs related to the acquisition, which were reduced when these costs were determined.

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

         A detailed review of LCIF financial statements is not meaningful and the discussion would not provide any significant additional information as compared to our financial statements and the related discussion contained in "Our Results of Operations" above. LCIF has distributed cash to its unit holders as follows:

                                                                ($000'S)
                                                                --------
1998.........................................................    $64,549
1999.........................................................     48,751
2000.........................................................         --
2001 (to May 11, 2001).......................................         --


         These distributions were based on interest and dividend income received by LCIF from us less interest expenses on its convertible debentures and its administrative costs. LCIF incurred administrative expenses related to running the fund, primarily for providing unit holder information including annual reports and annual meetings. These expenses amounted to $0.9 million in 1998, $1.2 million in 1999, $1.0 million in 2000 and $0.1 million from January 1, 2001 to May 11, 2001. In 2001, LCIF incurred $12.3 million in expenses to respond to LEP's offer to acquire all of the units and convertible debentures. Interest costs on the convertible debentures amounted to $10.0 million per year of which $4.0 million in 2000 and $4.6 million in 1999 was charged to earnings. The remaining portion was charged against unit holders' equity.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                     EXECUTIVE OFFICERS AND DIRECTORS OF LCL

         The following table sets forth information concerning the executive officers and directors of LCL. The board of directors consists of five members. Each director is elected by written resolution to hold office until his or her respective successor is elected and qualified. Directors receive no fees for their service as directors. Officers serve at the discretion of the board of directors.

                NAME                     AGE                               POSITION
-------------------------------------   ----- -----------------------------------------------------------
Dennis G. Maschmeyer................      64   Director, Chairman, President and Chief Executive Officer
Jowdat Waheed.......................      40   Director
Samuel W. Ingram, Q.C...............      58   Director
Patrice Merrin Best.................      54   Director
Joseph W. Bronneberg................      48   Director, Vice President, Finance and Chief Financial Officer
N. Allen Maydonik, Q.C..............      58   Vice President, General Counsel and Corporate Secretary
Howard Ratti........................      48   Vice President, Operations
Robert W. Bell......................      45   Vice President, Marketing and Development
Brian McClelland....................      61   Vice President, Human Resources
Robert Danelesko....................      44   Vice President, Transition
Ernest F. Lalonde...................      53   Vice President, Investor Relations


         Mr. Maschmeyer has served as president and chief executive officer of Sherritt since December 2001, prior to which he served as senior vice president, metals operations of Sherritt from 1995 to 2001. In May 2002, Mr. Maschmeyer was appointed president, chief executive officer and management committee member of LEP, chairman, president, chief executive officer and trustee of LCIF, and chairman and director of LCL. In April 2003, Mr. Maschmeyer also assumed the duties of president and chief executive officer of LCL.

         Mr. Waheed received his Bachelor of Science degree in Economics at the Wharton School, University of Pennsylvania in 1985 and a Bachelor of Science degree in Systems Science and Engineering, School of Engineering and Applied Science, University of Pennsylvania in 1986. Mr. Waheed is a Chartered Financial Analyst. Mr. Waheed became senior vice president and chief financial officer of Sherritt in May 2000 and has served as president and chief executive officer of Sherritt Power Corporation from 1998 until 2003, when it was acquired by Sherritt. From 1995 to May 2000, he served in the office of the chairman of Sherritt. In 2001 Mr. Waheed became a director of LCL, a trustee of LCIF and a member of the management committee, senior vice president and chief financial officer of LEP.

          Mr. Ingram has served as senior vice president, general counsel and corporate secretary of Sherritt since November 1995. Prior to November 1995, he served as vice president, general counsel and corporate secretary of Viridian Inc. (formerly Sherritt Inc.), a fertilizer company. In 2001 Mr. Ingram became a director of LCL, a trustee and secretary of LCIF, and senior vice president, general counsel and corporate secretary of LEP.

         Ms. Merrin Best was appointed executive vice president and chief operating officer of Sherritt in November of 1999. Between December 1996 and November 1999, Ms. Merrin Best served as senior vice president, corporate office of Sherritt. From November 1995 through 1996 she served as Sherritt's vice president, corporate affairs. In 2001 Ms. Merrin Best was elected a director of LCL.

         Mr. Bronneberg received his chartered accountant designation in 1978 and his Bachelor of Commerce degree from the University of Alberta in 1976. He began his business career in 1976 with Peat Marwick & Mitchell & Co. In 1979, he joined A. E. Lepage Real Estate as a regional controller. In 1981 he joined the Bowlen Group of Companies as controller and held various senior financial positions related to the Bowlen Group's U.S. and Canadian holdings. He became controller of Luscar in 1990 and was appointed vice president, finance and chief financial officer of LCL in 2001. Mr. Bronneberg was appointed as a director of LCL in April 2003. Mr. Bronneberg will become chief financial officer of Sherritt International Corporation's oil and gas division in June 2003 and will remain a director of LCL.

         Mr. Maydonik received his Bachelor of Arts degree in 1966 and his Bachelor of Laws in 1969, both from the University of Alberta. In 1991 he was appointed Queen's Counsel and in 1992 received his Masters in Business Administration from Syracuse University. He began his law career in private practice and then with the Department of the Alberta Attorney General. He joined Luscar Coal Ltd. in 1980 as corporate counsel and was made general counsel and corporate secretary in 1983. During 2002, Mr. Maydonik was appointed as vice president, general counsel and corporate secretary of LCL.

         Mr. Ratti received his Bachelor of Science degree in Civil Engineering in 1978 from Loughborough University of Technology. He began his career as a site engineer with Murphy Mining and joined Luscar in 1981 as a mining engineer. In 1989, Mr. Ratti became a general manager of the Coal Valley mine and in September 1992 was made vice president and general manager of our Saskatchewan operations. From June 1995 to March 1998 he served as vice president of eastern operations of Andalex Resources, a coal company owned by the former owners of Luscar. From 1998 to 2001, Mr. Ratti served as vice president and general manager, engineering and operations of Luscar Ltd. During 2001, Mr. Ratti was appointed as vice president, mountain mines and engineering. In April 2003, Mr. Ratti was appointed as vice president, operations of LCL.

         Mr. Bell received his Bachelor of Engineering degree in mining from McGill University in 1980 and his Masters of Business Administration from Queen's University in 1988. He began his career in 1980 with Syncrude Canada Ltd. and joined Luscar in 1988 as a financial analyst. He moved to the marketing department in 1990 and progressed to vice president and general manager, international coking coal by 1998. He was appointed vice president, marketing in 2001 and vice president, marketing and development of LCL in April 2003.

         Mr. McClelland has served as vice president, human resources of Sherritt since September 2000, prior to which he served as Sherritt's general manager, human resources. Mr. McClelland was appointed vice president, human resources of LCL in April 2003.

         Mr. Danelesko has served as vice president, business development of Sherritt since February 1997, and prior to that he was general manager, procurement and logistics since November 1995. In 2001 he became a trustee of LCIF. Mr. Danelesko was appointed vice president, transition of LCL in April 2003.

         Mr. Lalonde holds a Bachelor of Applied Science degree and a Masters of Business Administration degree, both from Queen's University. From 1979 to 2001, Mr. Lalonde held various senior positions with Luscar, most recently as Treasurer and Director of Investor Relations. In January 2002, Mr. Lalonde was appointed Vice President, Investor Relations and corporate affairs of Sherritt as well as Vice President, Investor Relations of LCL.

               EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE OF LEP

         The following table sets forth information concerning the executive officers and management committee of our ultimate parent, LEP. The management committee consists of four members. Under the terms of the partnership agreement, three of the members (Messrs. Delaney, Waheed and Maschmeyer) are appointed by Sherritt and one member (Mr. Apperley) is appointed by Teachers'. Additionally, decisions of the management committee are made by majority action that must include, in every case, the approval of the Teachers' appointee. Members of the management committee do not receive fees for their service as members. Officers serve at the discretion of the management committee.

               NAME                      AGE                            POSITION
--------------------------------------  -----  ------------------------------------------------------------------------------
Ian W. Delaney......................      59   Chairman and Management Committee Member
Trevor M. Apperley..................      53   Management Committee Member
Dennis G. Maschmeyer................      64   President, Chief Executive Officer and Management Committee Member
Jowdat Waheed.......................      40   Senior Vice President, Chief Financial Officer and Management Committee
                                               Member
Samuel W. Ingram, Q.C...............      58   Senior Vice President, General Counsel and Corporate Secretary
Ernest F. Lalonde...................      53   Vice President, Investor Relations


         Mr. Delaney has served as a director and chairman of the board of directors of Sherritt since 1995. Until October 1996, he served as chairman of the board, chief executive officer and a director of Viridian Inc. (formerly Sherritt Inc.), a fertilizer company. Mr. Delaney also serves as a director and chairman of the boards of Sherritt Power Corporation, Dynatec Corporation, The Westaim Corporation, and as a director of Encana and Co-Steel Inc. Mr. Delaney served as president and chief executive officer of The Horsham Corporation, an investment company, from 1987 to 1990, and president and chief operating officer of Merrill Lynch Canada Inc., from 1984 to 1987. In 2001, Mr. Delaney was appointed as a member of the management committee and chairman of LEP.

         Mr. Apperley has served as Director, Relationship Investments of Teachers' since 2002. Prior to that, Mr. Apperley was president and chief executive officer of zed.i solutions inc., a publicly traded remote access wireless communications company. Prior to that, Mr. Apperley served as vice president corporate development for CanWest Global Communications Corp. and vice president business development with Telus Corporation, both of which are publicly traded companies.

         Please see "--Executive Officers and Directors of LCL" above for information regarding Messrs. Maschmeyer, Waheed, Ingram, and Lalonde. Messrs. Waheed and Ingram were appointed in 2001 and Messrs. Maschmeyer and Lalonde were appointed in 2002. Mr. Apperley was appointed to LEP's management committee during 2003.

                     EXECUTIVE OFFICERS AND TRUSTEES OF LCIF

         The following table sets forth information concerning the executive officers and trustees of our parent, LCIF. The board of trustees consists of six members, all of whom were appointed as trustees during 2001 except for Mr. Maschmeyer who was appointed during 2002. Each trustee is appointed to hold office until his or her respective successor is appointed and qualified. Trustees do not receive fees for their service as trustees. Officers serve at the discretion of the board of trustees.




                NAME                     AGE                               POSITION
--------------------------------------- -----  ------------------------------------------------------------
Dennis G. Maschmeyer................      64   Trustee, Chairman, President and Chief Executive Officer
Susan Earle.........................      48   Trustee
Robert T. Danelesko.................      44   Trustee
Guy Bentinck........................      36   Trustee
Jowdat Waheed.......................      40   Trustee
Samuel W. Ingram, Q.C...............      58   Trustee, Secretary


         During 2003, Ms. Earle was appointed as vice president administration and controller of Sherritt. From 1998 until 2003, Ms. Earle served as vice president, finance and chief financial officer of Sherritt Power Corporation. Prior to that she held the position of taxation manager for Sherritt and Viridian Inc. (formerly Sherritt Inc.)

         In 2003, Mr. Bentinck was appointed as vice president, finance of Sherritt. Mr. Bentinck served as controller of Sherritt from 1997 until 2003. Prior to that he served as senior manager, audit and business advisory services group with PricewaterhouseCoopers.

         Please see "--Executive Officers and Directors of LCL" above for information regarding Messrs. Maschmeyer, Waheed, Ingram and Danelesko.

         CASH COMPENSATION OF EXECUTIVE OFFICERS, DIRECTORS AND TRUSTEES

         We paid the following amounts as cash compensation, including benefits, to our eight executive officers during the year ended December 31, 2002. We paid no compensation to the members of LEP's management committee, LCIF's board of trustees, or LCL's board of directors.

                                                                         TRUSTEES
                                                                            AND
                                                                         DIRECTORS   SALARIES (1)     TOTAL
                                                                       ------------  ------------  ------------

Executive officers.................................................... $         --  $  2,214,672  $  2,214,672
Trustees and Directors................................................           --            --            --
                                                                       ------------  ------------  ------------
Total................................................................. $         --  $  2,214,672  $  2,214,672
                                                                       ============  ============  ============

(1) Includes salaries, cash bonuses benefits and perquisite allowances paid to executive officers.

         During 2002, we provided $172,900 for pension, retirement or other similar benefits for our eight executive officers.

                          EMPLOYEES AND LABOR RELATIONS

         As of December 31, 2002, we had 2,455 employees, of which approximately 74% were employed under collective bargaining agreements with unions that represent the hourly workers at all of our mining operations except at Obed Mountain mine. After giving effect to the transfer of our metallurgical coal operations to Fording on February 28, 2003, we have approximately 1,800 employees, including employees at the Genesee, Highvale and Whitewood mines that we intend to acquire from SCP II as part of the Prairie Assets.

          We believe that our relationships with our employees and our unions are good. The following is a summary of the collective bargaining agreements for the mines we operated during 2002, as well as the collective bargaining agreements for the Prairie Assets, which we expect to acquire from SCP II during 2003:

                                                                           CONTRACT         CONTRACT     UNIONIZED
                                               UNION                          EXPIRY            TERM     EMPLOYEES (1)
                             ---------------------------------------    ------------------  -----------  --------------


Boundary Dam / Bienfait..    United Mine Workers of America Local 7606   June 30, 2003        4 years            321
Poplar River - Hourly....    International Brotherhood of Electrical
                             Workers Local 2067                          November 30, 2004    3 years            130
Poplar River - Office Staff  Communications, Energy and Paperworkers
                             Union of Canada Local 649                   March 31, 2005       3 years              5
Paintearth / Sheerness...    International Union of Operating Engineers
                             Local 955                                   March 31, 2003       33 months          148
Highvale (2)(4)..........    United Steelworkers of America Local 1595   March 31, 2004       3 years            383
Line Creek (3)...........    International Union of Operating Engineers
                             Local 155C                                  May 31, 2005         4 years            408
Luscar Mine (3)..........    United Mine Workers of America Local 1656   June 30, 2002        4 years            284
Coal Valley..............    International Union of Operating Engineers
                             Local 955                                   February 29, 2004    2 years            119
Gregg River..............    International Union of Operating Engineers
  .......................    Local 955                                   April 30, 2004       2 years             22
Whitewood (4)(5).........    United Steelworkers of America Local 1595   September 30, 2005   46 months           62

(1) As at December 31, 2002 except for Whitewood mine.

(2) Employees transferred to Fording after mining contract with TransAlta expired on December 31, 2002.
(3)      Employees transferred to Fording on February 28, 2003.
(4) Employees transferred to us in connection with our acquisition of the Prairie Assets.
(5)      Number of employees as at March 31, 2003

         During 2002, we successfully renewed five collective bargaining agreements, covering our hourly employees at the Coal Valley, Poplar River, Gregg River and Luscar mines, as well as our staff employees at Poplar River mine. We are currently negotiating with the union representing our employees at Paintearth and Sheerness mines, whose collective bargaining agreement with us expired on March 31, 2003. We are preparing for negotiations with the union representing our employees at the Boundary Dam and Bienfait mines, whose collective bargaining agreement with us will expire on June 30, 2003.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                           OWNERSHIP OF CAPITAL STOCK

         In June 2001 Luscar Energy Partnership completed its acquisition of all of the outstanding securities of LCIF. Prior to this acquisition, LCIF had outstanding 90,700,000 trust units and $100 million of convertible debentures. Pursuant to a formal takeover bid under Canadian law, followed by a second-stage compulsory acquisition, LEP purchased all of the trust units of LCIF that it did not already own, for an aggregate consideration of approximately $240 million cash and 25 million restricted voting shares of Sherritt International Corporation. LEP also acquired approximately $96 million principal amount of the convertible debentures of LCIF at 105% of par. The remaining convertible debentures of LCIF were redeemed by LCIF at 105% of par. As a result of these transactions, LCIF is wholly-owned by LEP. As a result of the acquisition and the provisions of a unanimous shareholders agreement between LCIF and Luscar Management Corporation, LCIF also acquired, for nominal consideration, all of our common shares, and we became wholly owned by LCIF.

         Luscar Energy Partnership is a general partnership under the laws of the Province of Ontario, Canada, of which the partners are special purpose, wholly-owned subsidiaries of Sherritt International Corporation and Ontario Teachers' Pension Plan Board. Each of the two partners holds a 50% economic interest in Luscar Energy Partnership.

         Sherritt International Corporation is a publicly traded company incorporated under the laws of New Brunswick, Canada. Its executive offices are located in Toronto, and its restricted voting shares, which are its primary equity security, are traded on the Toronto Stock Exchange. Sherritt's authorized share capital consists of an unlimited number of restricted voting shares and 100 multiple voting shares. As at June 23, 2003, there were 131,134,389 restricted voting shares outstanding. To the knowledge of Sherritt, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Sherritt, except that, as at December 31, 2002, there were 100 multiple voting shares outstanding, all of which are owned by Ian W. Delaney, the chairman and a director of Sherritt. The terms of the multiple voting shares provide that upon a vote for the election of directors of Sherritt, the votes attaching to the multiple voting shares, if exercised, would be sufficient to elect a majority of the board of directors of Sherritt. Since their issuance, Mr. Delaney has not exercised the votes carried by the multiple voting shares, and accordingly the board of directors of Sherritt has been elected by the votes of the holders of the restricted voting shares.

         Sherritt, with assets of over $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and a power generation business, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food processing, agriculture and tourism in Cuba.

         Ontario Teachers' Pension Plan Board is a corporation without share capital, established by the Teachers' Pension Act of the Province of Ontario. It administers the pension plan for approximately 154,000 current teachers and 89,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2002 exceeding $66 billion.

                           RELATED PARTY TRANSACTIONS

                              PARTNERSHIP AGREEMENT

         Luscar Energy Holdings Ltd., a wholly owned subsidiary of Sherritt, and OTPPB SCP Inc., a wholly owned subsidiary of Teachers', are parties to the LEP partnership agreement under which they hold 50% interests in LEP. LEP is a general partnership governed by the laws of Ontario. Under the terms of the partnership agreement, Sherritt and Teachers' agreed to the transaction whereby they acquired us. Under the terms of the partnership agreement, a management committee manages LEP. Sherritt appoints three members to the management committee and Teachers' appoints one member. Decisions of the management committee are made by majority action that must include, in every case, the approval of the Teachers' appointee.

         Also pursuant to the partnership agreement, Sherritt and Teachers' have agreed to enter into a more detailed partnership agreement embodying the terms set forth in the existing partnership agreement as described above, plus other terms to which the parties may agree.

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

                     RECLAMATION SECURITY SUPPORT AGREEMENT

         Sherritt and Teachers' are parties to an agreement with us for a senior unsecured credit facility. This facility is available in respect of certain mine reclamation security obligations and will be joint and several obligations of Teachers' and Sherritt. At our request, Sherritt and Teachers' will post or cause to be posted on our behalf the security required or, alternatively, will advance sufficient funds to us to permit us to post the required security as cash collateral. The facility is a two-year revolving credit facility, renewable for additional one-year periods at our option. The amount available under the facility is $50.0 million. Amounts outstanding under the facility bear interest at rates tied to short-term market interest rates in Canada and our ratio of debt to operating earnings before interest, taxes, depreciation and amortization. We paid to Sherritt and Teachers' a commitment fee at the closing of the offering of the Senior Notes and we will pay them a standby fee thereafter.

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

ITEM 8     FINANCIAL INFORMATION

         See Item 18 - Financial Statements.

ITEM 9     THE OFFER AND LISTING

         Not applicable.

ITEM 10    ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

         We are a corporation incorporated under the Business Corporations Act (Alberta). There are no restrictions on the business that we may carry on. Our articles provide that our board of directors shall consist of a minimum of one director and a maximum of 15 directors.

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

                               MATERIAL CONTRACTS

                           SASKPOWER PROMISSORY NOTES

         In connection with the development of mine-mouth operations at the Boundary Dam and Poplar River mines, Manalta issued two promissory notes to acquire assets from SaskPower. We acquired Manalta in 1998. The first promissory note had an aggregate principal amount of $45.0 million, an interest rate of 12.75% and matured in May 2003. The 12.75% promissory note was secured by one of our draglines at the Boundary Dam mine. Our annual interest payment was $5.7 million per year, and we had a sinking fund obligation requiring us to deposit $450,000 per year. Under the terms of our long-term coal supply contract related to the Boundary Dam mine, SaskPower directly reimbursed us for substantially all of each interest and sinking fund payment we made, resulting in a net cost to us of $500,000 per year. As at December 31, 2002, the market value of the sinking fund was $25.7 million. At maturity, the difference between the aggregate principal amount of the 12.75% promissory note and the sinking fund balance of

$26.2 million was paid by us and we received a payment from SaskPower pursuant to the related long-term coal supply contract equal to such payment.

         The second promissory note has an aggregate principal amount of $89.3 million, an interest rate of 9.625% and matures in December 2004. The 9.625% promissory note is secured by the Poplar River mine assets that were acquired by Manalta from SaskPower at the time the note was issued. Our annual interest payment is $8.6 million per year, and we have a sinking fund obligation requiring us to deposit $893,000 per year. Under the terms of our long-term coal supply contract related to the Poplar River mine, SaskPower directly reimburses us for substantially all of each interest and sinking fund payment we make, resulting in a net cost to us of $893,000 per year. As at December 31, 2002, the market value of the sinking fund was $44.5 million. At maturity, the difference between the aggregate principal amount of the 9.625% promissory note and the sinking fund balance at that time will be paid by us and we will receive a payment from SaskPower pursuant to the related long-term coal supply contract equal to such payment.

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

         The Senior Notes indenture requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31, 2002, we were in compliance with the ratio covenants as well as all other covenants under the Senior Notes indenture.

         Additionally, the Senior Notes indenture restricts our ability to declare or pay dividends or make other payments or distributions on account of our equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the Senior Notes or the guarantees of the Senior Notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, we may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

         - we are not in default under the credit facility and the restricted payment would not cause a default;

         - we would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

         - the restricted payment, together with the aggregate amount of all other restricted payments made by us and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by us since the date of the indenture from the sale of equity interests or as a contribution to our common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of our investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

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

         However, the Senior Notes indenture permits the following debt:

         -        existing indebtedness;

         -        the Senior Notes;

         - capital lease obligations, mortgage financings or purchase money obligations, in an aggregate principal amount not to exceed 5% of consolidated net tangible assets;

         - refinancing indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness (other than intercompany indebtedness) that was permitted by the indenture for the Senior Notes;

         - intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of our and our guarantors' obligations;

         -        hedging obligations;

         -        intercompany guarantees otherwise permitted to be incurred;

         - the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on disqualified or preferred stock in the form of additional shares of the same class of disqualified or preferred stock;

         - indebtedness arising from or pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets or restricted subsidiary of LEP or any of its restricted subsidiaries and not exceeding the gross proceeds there from, other than guarantees of indebtedness incurred by any person acquiring all or any portion of this business or assets or restricted subsidiary of LEP or any of its restricted subsidiaries;

         - statutory reclamation obligations, surety or appeal bonds, performance bonds or other obligations of a like nature; and

         - indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

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

         In addition, we, LEP and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between the guarantors and us or between the guarantors.

                              BANK CREDIT FACILITY

         Our bank credit facility is a revolving 364-day operating credit facility permitting maximum aggregate borrowings of $100 million, subject to a borrowing base. The borrowing base is a calculation that provides credit availability by adding $25.0 million plus percentages of the value of various types of accounts receivable and coal inventories. Interest rates are tied to short-term market interest rates in Canada and our ratio of debt to operating earnings before interest, taxes, depreciation and amortization. As at December 31, 2002, $62.5 million of the new credit facility was used to support letters of credit which have been issued in order to satisfy our statutory reclamation obligations. The new credit facility allows for up to $75 million of letters of credit to be outstanding.

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

         The bank credit facility requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. The lenders have the option to convert the bank credit facility to a demand credit facility if the fixed charge coverage ratio is less than 2.5 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31, 2002, we were in compliance with the ratio covenants as well as all other covenants under the bank credit facility.

         Additionally, the bank credit facility restricts our ability to declare or pay dividends or make other payments or distributions on account of our equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the Senior Notes or the guarantees of the Senior Notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, we may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

         - we are not in default under the credit facility and the restricted payment would not cause a default;

         - we would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

         - the restricted payment, together with the aggregate amount of all other restricted payments made by us and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by us since the date of the indenture from the sale of equity interests or as a contribution to our common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of our investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

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

         However, the bank credit facility permits the following debt:

         -        existing indebtedness;

         -        the Senior Notes;

         - capital lease obligations, mortgage financings or purchase money obligations, in an aggregate principal amount not to exceed 5% of consolidated net tangible assets;

         - refinancing indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness (other than intercompany indebtedness) that was permitted by the indenture for the Senior Notes;

         - intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of our and our guarantors' obligations;

         -        hedging obligations;

         -        intercompany guarantees otherwise permitted to be incurred;

         - the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on disqualified or preferred stock in the form of additional shares of the same class of disqualified or preferred stock;

         - indebtedness arising from or pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets or restricted subsidiary of LEP or any of its restricted subsidiaries and not exceeding the gross proceeds there from, other than guarantees of indebtedness incurred by any person acquiring all or any portion of this business or assets or restricted subsidiary of LEP or any of its restricted subsidiaries;

         - statutory reclamation obligations, surety or appeal bonds, performance bonds or other obligations of a like nature; and

         - indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

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

         In addition, we, LEP and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between the guarantors and us or between the guarantors.

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

                       MATERIAL INCOME TAX CONSIDERATIONS

                 MATERIAL U.S. TAX CONSEQUENCES TO U.S. HOLDERS

         The following are the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of our Senior Notes by a "U.S. Holder" (as defined below) who holds the Senior Notes as capital assets. This discussion is limited to U.S. Holders of Senior Notes. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders that are subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons that will hold the Senior Notes as a position in a "straddle," or as part of a hedging, conversion or other integrated transaction for tax purposes) and does not address U.S. federal estate or gift, state, local or non-U.S. tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated there under, and administrative and judicial interpretations of the foregoing, all as of the date hereof. Any of such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. Persons considering the purchase, ownership or disposition of Senior Notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situation, as well as any consequences arising under federal estate or gift tax rules or under the laws of any state, local or any other taxing jurisdiction.

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

         AMORTIZABLE BOND PREMIUM

         A U.S. Holder that purchases a Senior Note for an amount in excess of the Senior Note's principal amount may elect to treat such excess as an "amortizable bond premium," in which case the amount of interest on a Senior Note required to be included in income each year by the U.S. Holder will be reduced by the amount of amortizable bond premium allocable (based on the Senior Note's yield to maturity) to such year. Any election to amortize bond premium shall apply to all debt instruments (other than tax-exempt debt instruments) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and may not be revoked without the consent of the IRS.

         DISPOSITION

         Upon the sale, exchange or retirement of a Senior Note, a U.S. Holder generally will recognize a gain or loss equal to the difference between the amount realized and the U.S. Holder's tax basis in the Senior Note. A U.S. Holder's tax basis in a Senior Note generally will be the holder's purchase price for the Senior Note increased by the amount of market discount, if any, that the U.S. Holder previously elected to include in income on an annual basis with respect to the Senior Note, and decreased by the amount of any amortizable bond premium applied to reduce interest on the Senior Note. A gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Senior Note will be a capital gain or loss (except to the extent attributable to accrued but unpaid interest which will be taxable as such). A capital gain recognized by a non-corporate U.S. Holder, including an individual, upon a disposition of a Senior Note that has been held for more than one year will generally be subject to tax at a maximum U.S. federal income rate of 20% or, in the case of a Senior Note that has been held for one year or less, will be subject to tax at ordinary income rates. Such gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

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

         This discussion is based on the current provisions of the Canadian Tax Act and the regulations there under, all specific proposals to amend the Canadian Tax Act and the regulations there under publicly announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the published administrative practices of the Canada Customs and Revenue Agency. This discussion does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations. Non-Canadian holders are therefore urged to consult their own tax advisors with respect to their particular circumstances.

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

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                                   MARKET RISK

         Commodity price risk. In order to manage price volatility related to certain products we use in our mining operations, we occasionally enter into short-term arrangements that fix the prices we pay for our diesel fuel, natural gas and electric power requirements. Commodity price risks associated with those products used in our mining activities are not material to our consolidated financial position, results of operations or liquidity. At our mine-mouth utility operations, the price escalation or pass-through provisions of our coal supply agreements offset these commodity price risks.

At December 31, 2002, we had no outstanding fixed price commodity purchase arrangements.

         Interest rate risk. Going forward, substantially all of our external borrowings will be fixed rate borrowings. We will continue to be obligated under an interest rate swap for $100.0 million, which fixes our interest rate under our previous floating rate debt at 5.72% plus the applicable interest rate margin. As at December 31, 2002, the unrealized loss on the interest rate swap contract based on dealer quotes was $2.9 million. Because of the fixed interest rates under our new long-term debt structure, this interest rate swap no longer qualifies as a hedge against floating interest rates. The unrealized loss was charged to earnings during the fourth quarter of 2001. During 2002, all changes in the fair value of the interest rate swap contract were charged to earnings.

         Foreign currency risk. Most of our export coal revenue is sold under sales contracts denominated in United States dollars. In prior years, we entered into a forward sale agreement for a portion of our expected export revenue cash flows, all of which were fulfilled on or before December 31, 2002. We currently have no forward sale agreements for foreign currencies.

         We pay interest on the Senior Notes in United States dollars. Upon maturity, the principal amount of the Senior Notes will be payable in United States dollars.

         The net gains or losses caused by foreign currency fluctuations and resulting from forward sale agreements have been as follows:

                                                                        FOREIGN EXCHANGE GAINS/(LOSSES)
                                                            -------------------------------------------------------
                                                                   FLUCTUATIONS                FORWARD SALES
                                                                      $000's                      $000's
YEAR ENDED
    December 31, 2002.................................                   (336)                       (1,835)
    December 31, 2001.................................                   (988)                       (6,003)
    December 31, 2000...................                               (1,142)                        2,858
    December 31, 1999.................................                    569                         4,867
    December 31, 1998.................................                 (1,132)                       (4,986)



         Gains and losses related to the translation of the Senior Notes are presented separately in the financial statements. Gains and losses related to forward sales agreements, all of which expired on or before December 31, 2002, are included in revenue while other gains and losses from foreign currency fluctuations are included in other income.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

         Each of LEP and LCL has evaluated the effectiveness of the design and operation of its disclosure controls and procedures for the accurate and timely reporting of required information about it and its consolidated subsidiaries. Such evaluations were performed under the supervision of management, including the chief executive officer and chief financial officer, of each company. Each of LEP and LCL has concluded that its respective disclosure controls and procedures were effective as at December 31, 2002 and as at March 31, 2003. Subsequent to March 31, 2003, we began to convert to a new information system. Our conversion procedures have been designed to maintain the integrity of our internal controls and, as of the date of this report, we believe that the conversion process has had no material adverse impact on our internal controls.

ITEM 16   [RESERVED]

                                    PART III

ITEM 17    FINANCIAL STATEMENTS

         Not applicable.

ITEM 18    FINANCIAL STATEMENTS [UPDATE LISTING]

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

LUSCAR COAL INCOME FUND
  FINANCIAL STATEMENTS
       Auditors' report
       Balance sheets
       Statements of earnings
       Statements of unit holders' equity
       Statements of cash flows
       Notes to financial statements

ITEM 19    EXHIBITS

         The following documents are filed as part of this annual report:

     EXHIBIT NO.  EXHIBIT

         1.1 Luscar Coal Ltd. Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.2      Luscar Coal Ltd. By-Laws (incorporated by reference to Exhibit
                  3.2 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.3 Luscar Energy Partnership Agreement, as amended (incorporated by reference to Exhibit 3.3 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.4 Luscar Coal Income Fund Declaration of Trust, as amended and supplemented (incorporated by reference to Exhibit 3.4 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.5 Luscar Ltd. Articles of Amalgamation (incorporated by reference to Exhibit 3.5 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.6 Luscar Ltd. By-Law (incorporated by reference to Exhibit 3.6 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.7 3718492 Canada Inc. Articles of Amalgamation (incorporated by reference to Exhibit 3.7 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         1.8      3718492 Canada Inc. By-Law (incorporated by reference to
                  Exhibit 3.8 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         2.1 Indenture, dated as of October 10, 2001, among Luscar Coal Ltd., the Guarantors (as defined therein) and Bank One Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         2.2 Exchange and Registration Rights Agreement, dated October 10, 2001 by and among Luscar Coal Ltd., Luscar Energy Partnership, Luscar Coal Income Fund, Luscar Ltd., 3718492 Canada Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         4.1 Reclamation Security Support Agreement dated October 10, 2001, among Luscar Coal Ltd., Ontario Teachers' Plan Pension Board and Sherritt International Corporation (incorporated by reference to Exhibit 10.1 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         4.2 Revolving Credit Agreement, dated as of October 5, 2001, between Luscar Coal Ltd., The Bank of Nova Scotia, BNP Paribas (Canada), Bank of Montreal and Luscar Energy Partnership (incorporated by reference to Exhibit 10.2 of the Luscar Coal Ltd. Registration Statement on Form F-4 (Registration No. 333-14072))
         4.3 First Amending Agreement to Revolving Credit Agreement dated October 5, 2001, between Luscar Coal Ltd., The Bank of Nova Scotia, BNP Paribas (Canada) and Bank of Montreal (as Lenders), and the Bank of Nova Scotia (as Administrative Agent), dated as of October 4, 2002
         4.4 Combination Agreement between Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers' Pension Plan Board and Sherritt International Corporation, dated January 12, 2003 (incorporated by reference to Exhibit Number 3 to Amendment Number 4 to Statement on Schedule 13D filed January 21, 2003, filed by Ontario Teachers' Pension Plan Board)
         7.1      Statement regarding Computation of Ratios
         8.1      List of Subsidiaries of the Registrants

                                   SIGNATURES

         The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.




Date: June 27, 2003


LUSCAR COAL LTD

By:    /s/ Dennis G. Maschmeyer
       ------------------------
       Name: Dennis G. Maschmeyer
       Title: President and Chief Executive Officer



LUSCAR ENERGY PARTNERSHIP

By:    /s/ Dennis G. Maschmeyer
       ------------------------
       Name: Dennis G. Maschmeyer
       Title: President and Chief Executive Officer

                                 CERTIFICATIONS

   I, Dennis G. Maschmeyer, certify that:

   1. I have reviewed this annual report on Form 20-F of Luscar Energy Partnership;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:             June 27, 2003




Signature:        /s/ Dennis G. Maschmeyer
                  -----------------------------------
                  President and Chief Executive Officer

                                 CERTIFICATIONS

   I, Jowdat Waheed, certify that:

   1. I have reviewed this annual report on Form 20-F of Luscar Energy Partnership;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:             June 27, 2003




Signature:        /s/ Jowdat Waheed
                  -----------------------------------
                  Senior Vice President and
                  Chief Financial Officer

                                 CERTIFICATIONS

   I, Dennis G. Maschmeyer, certify that:

   1. I have reviewed this annual report on Form 20-F of Luscar Coal Ltd.;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:             June 27, 2003




Signature:        /s/ Dennis G. Maschmeyer
                  -----------------------------------
                  President and Chief Executive Officer

                                 CERTIFICATIONS

   I, Joseph W. Bronneberg, certify that:

   1. I have reviewed this annual report on Form 20-F of Luscar Coal Ltd.;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:             June 27, 2003




Signature:        /s/ Joseph W. Bronneberg
                  -----------------------------------
                  Vice President Finance and
                  Chief Financial Officer

                                LUSCAR COAL LTD.

                  CERTIFICATION PURSUANT TO 18 U.S.C. SS. 1350
                   (SECTION 906 OF SARBANES-OXLEY ACT OF 2002)


In connection with the Annual Report of Luscar Coal Ltd. (the "Company") on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies that the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:             June 27, 2003




Signature:        /s/ Dennis G. Maschmeyer
                  -----------------------------------
                  President and Chief Executive Officer


Date:             June 27, 2003




Signature:        /s/ Joseph W. Bronneberg
                  -----------------------------------
                  Vice President Finance and
                  Chief Financial Officer


A signed original of this written statement required by Section 906 has been provided to Luscar Coal Ltd. and will be retained by Luscar Coal Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

                            LUSCAR ENERGY PARTNERSHIP

                  CERTIFICATION PURSUANT TO 18 U.S.C. SS. 1350
                   (SECTION 906 OF SARBANES-OXLEY ACT OF 2002)


In connection with the Annual Report of Luscar Energy Partnership (the "Company") on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies that the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:             June 27, 2003




Signature:        /s/ Dennis G. Maschmeyer
                  --------------------------------------------
                  President and Chief Executive Officer


Date:             June 27, 2003




Signature:        /s/ Jowdat Waheed
                  -----------------------------------
                  Senior Vice President and
                  Chief Financial Officer


A signed original of this written statement required by Section 906 has been provided to Luscar Energy Partnership and will be retained by Luscar Energy Partnership and furnished to the Securities and Exchange Commission or its staff upon request.

                          INDEX TO FINANCIAL STATEMENTS

LUSCAR ENERGY PARTNERSHIP
 CONSOLIDATED FINANCIAL STATEMENTS
   Independent auditors' reports............................        F-4
   Consolidated balance sheets..............................        F-5
   Consolidated statements of earnings......................        F-6
   Consolidated statements of cash flows....................        F-7
   Notes to consolidated financial statements...............        F-8

LUSCAR COAL LTD.
 CONSOLIDATED FINANCIAL STATEMENTS
   Independent auditors' reports............................       F-39
   Consolidated balance sheets..............................       F-40
   Consolidated statements of deficit.......................       F-41
   Consolidated statements of loss..........................       F-41
   Consolidated statements of cash flows....................       F-42
   Notes to consolidated financial statements...............       F-43

LUSCAR COAL INCOME FUND
 FINANCIAL STATEMENTS
   Auditors' report.........................................       F-76
   Balance sheets...........................................       F-77
   Statements of earnings...................................       F-78
   Statements of unitholders' equity........................       F-79
   Statements of cash flows.................................       F-80
   Notes to financial statements............................       F-81

                      (This page intentionally left blank)

CONSOLIDATED FINANCIAL STATEMENTS OF

LUSCAR ENERGY PARTNERSHIP

DECEMBER 31, 2002 AND 2001

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Luscar Energy Partnership

         We have audited the consolidated balance sheets of Luscar Energy Partnership as at December 31, 2002 and 2001 and the consolidated statements of earnings and cash flows for the year ended December 31, 2002 and for the period from February 20, 2001 to December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from February 20, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada
February 4, 2003 except as to Note 21
which is as of March 31, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

            COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

         In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements have been restated, such as the restatement described in Note 19 to the consolidated financial statements of Luscar Energy Partnership. Our report to the Partners of Luscar Energy Partnership dated February 4, 2003, except as to Note 21 which is as of March 31, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such events in the auditors' report when the restatement is properly accounted for and adequately disclosed in the financial statements.

Edmonton, Canada
February 4, 2003 except as to Note 21
which is as of March 31, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

LUSCAR ENERGY PARTNERSHIP

                           CONSOLIDATED BALANCE SHEETS

                                                                AS AT             AS AT
                                                             DECEMBER 31       DECEMBER 31
                                                                2002              2001
                                                            -------------     -------------
(in thousands of Canadian dollars)
ASSETS

CURRENT
   Cash and cash equivalents...........................     $      73,713     $      60,331
   Accounts receivable.................................            61,992            92,384
   Income taxes recoverable............................             1,755             6,484
   Inventories [note 4]................................            86,072            70,337
   Overburden removal costs............................            29,404            28,225
   Prepaid expenses....................................             4,354             4,766
                                                            -------------     -------------
                                                                  257,290           262,527
Capital assets [note 5]................................         1,282,717         1,319,971
Other assets [note 6]..................................            25,897            30,033
                                                            -------------     -------------
                                                            $   1,565,904     $   1,612,531
                                                            =============     =============

LIABILITIES AND PARTNERS' EQUITY

CURRENT
   Trade accounts payable and accrued charges..........     $      36,987     $      40,596
   Accrued interest payable............................             8,824             9,970
   Accrued payroll and employee benefits...............             8,879            12,671
   Income taxes payable................................             1,421             1,105
   Current portions of
     Long-term debt [note 7]...........................            24,837             2,980
     Financial instruments [note 18]...................             2,941             4,324
     Accrued reclamation costs [note 8]................            17,392            21,002
     Future income taxes [note 13].....................             3,335             2,800
                                                            -------------     -------------
                                                                  104,616            95,448
Long-term debt [note 7]................................           484,780           517,632
Financial instruments [note 18]........................                 -             2,823
Accrued reclamation costs [note 8].....................            28,052            30,843
Future income taxes [note 13]..........................           419,293           468,822
                                                            -------------     -------------
                                                                1,036,741         1,115,568
                                                            -------------     -------------

PARTNERS' EQUITY
   Partners' equity [note 9]...........................           529,163           496,963
                                                            -------------     -------------
                                                            $   1,565,904     $   1,612,531
                                                            =============     =============

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                     YEAR             PERIOD
                                                                     ENDED             ENDED
                                                                 DECEMBER 31,       DECEMBER 31,
                                                                     2002              2001
                                                                 -------------     -------------
(in thousands of Canadian dollars)                                                  (see note 1)
REVENUE.....................................................     $     597,114     $     408,899
EXPENSES AND OTHER INCOME
   Cost of sales............................................           469,016           307,438
   Selling, general and administrative expenses.............            14,509             8,277
   Depreciation and amortization [notes 5 and 6]............            90,064            57,000
   Foreign currency translation (gain) loss [note 10].......            (4,021)            8,415
   Interest expense [note 11]...............................            52,716            31,466
   Other income [note 12]...................................            (9,776)           (1,972)
                                                                 -------------     -------------
LOSS BEFORE INCOME TAXES....................................           (15,394)           (1,725)
Income tax recovery [note 13]...............................           (47,594)          (23,975)
                                                                 -------------     -------------
NET EARNINGS FOR THE PERIOD.................................     $      32,200     $      22,250
                                                                 =============     =============

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR             PERIOD
                                                                        ENDED             ENDED
                                                                     DECEMBER 31,      DECEMBER 31,
                                                                        2002              2001
                                                                    -------------     -------------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period....................................     $      32,200     $      22,250
Non-cash items:
   Depreciation and amortization...............................            90,064            57,000
   Future income taxes [note 13]...............................           (48,994)          (25,772)
   Pension expense in excess of funding........................             4,439                 -
   Accrued reclamation costs...................................            (6,401)           (4,977)
   Foreign currency translation (gain) loss [note 10]..........            (3,453)            8,401
   Interest income earned on sinking funds.....................            (4,215)           (3,862)
   Financial instruments.......................................            (4,206)               63
   Gain on disposal of capital assets..........................            (1,242)           (1,714)
   Other.......................................................                 6                 -
Change in non-cash working capital [note 17]...................            10,388           (20,383)
                                                                    -------------     -------------
                                                                           68,586            31,006
                                                                    -------------     -------------

INVESTING ACTIVITIES
Capital asset purchases........................................           (51,035)          (16,605)
Proceeds on disposal of capital assets.........................             1,894                32
Other investments..............................................            (1,096)           (1,242)
Investment in Luscar Coal Income Fund..........................                 -          (351,193)
                                                                    -------------     -------------
                                                                          (50,237)         (369,008)
                                                                    -------------     -------------

FINANCING ACTIVITIES
Operating line of credit.......................................                 -           (29,825)
Deferred financing costs incurred..............................            (1,640)          (16,957)
Long-term debt issued..........................................                 -           429,660
Capital contribution by partners...............................                 -           357,209
Repayments of long-term debt...................................            (3,095)         (341,768)
                                                                    -------------     -------------
                                                                           (4,735)          398,319
                                                                    -------------     -------------

Change in cash position........................................            13,614            60,317
Foreign currency translation (loss) gain [note 10].............              (232)               14
Cash position, beginning of period.............................            60,331                 -
                                                                    -------------     -------------
Cash position, end of period...................................     $      73,713     $      60,331
                                                                    =============     =============

Interest paid..................................................     $      62,663     $      37,619
Income taxes paid..............................................     $       2,159     $         855

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

1.       ORGANIZATION

         Luscar Energy Partnership ("LEP") was formed on February 20, 2001, as a general partnership under the laws of the Province of Ontario. At its inception, LEP was named "Sherritt Coal Partnership". OTPPB SCP Inc. ("OTPPB"), a subsidiary of the Ontario Teachers' Pension Plan Board, and Luscar Energy Holdings Ltd., a subsidiary of Sherritt International Corporation ("Sherritt") each own 50 percent of the general partnership interests in LEP, either directly or indirectly. Profits and losses of LEP are allocated to or borne by the partners according to their respective partnership interests. On August 9, 2001, LEP changed its name to "Luscar Energy Partnership".

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

         The consolidated statements of earnings and cash flows are for the year ended December 31, 2002 with comparative figures for the period from February 20, 2001 to December 31, 2001. LEP had no operations prior to the acquisition of LCIF on May 11, 2001.

2.       ACCOUNTING POLICIES

         LEP prepares its financial statements following Canadian generally accepted accounting principles. As described in Note 19, these principles differ in certain respects from generally accepted accounting principles in the United States. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the notes, should be considered an integral part of the financial statements.

USE OF ESTIMATES

         In preparing LEP's financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

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

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

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

Mining properties............................      3 - 40 years
Plant and buildings..........................      5 - 40 years
Equipment....................................      3 - 35 years

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

         Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines, properties under development, and properties held for future development. Mine development costs incurred to access reserves at producing mines and properties under development are capitalized when incurred, to be amortized over the life of such reserves. Ongoing pre-development costs related to properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs. Acquisition costs for mining properties to be held for future development are capitalized.

         The carrying values of mining properties are periodically reviewed using projected undiscounted cash flows and any resulting write-downs are charged to earnings at the time of determination.

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

         LEP uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five-year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain
(loss) over 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

FINANCIAL INSTRUMENTS

         Unless otherwise disclosed, the fair value of financial instruments approximates their carrying value in these financial statements.

Currency Risk

Forward currency exchange contracts were utilized to manage the risk associated with future revenue flows denominated in United States dollars. Revenue matched to such forward currency exchange contracts is recorded at the related contract exchange rates in the period the contracts are settled. Since the foreign exchange contracts expired during the year, LEP is exposed to foreign exchange fluctuations on its United States dollar denominated sales and interest expense on its Senior Notes.

Credit Risk

         The Company provides credit to its customers in the normal course of its operation. Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

Interest Rate Risk

         The long-term debt bears fixed interest rates and consequently, the cash flow exposure is not significant.

DERIVATIVE FINANCIAL INSTRUMENTS

         LEP does not enter into derivative financial instruments for foreign currency, interest and energy. LEP has assumed certain derivative financial instruments as part of its acquisition of LCIF effective May 11, 2001 as disclosed in note 18.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

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

Trust units contributed by partners.................................   $        17,504
Trust units acquired, at cost.......................................           339,994
Convertible debentures acquired or redeemed, at cost................           105,000
Costs incurred in connection with the acquisition...................             9,000
                                                                       ---------------
Total consideration.................................................   $       471,498
                                                                       ===============

         LEP has prepared consolidated financial statements for the period commencing after the effective date of the acquisition. The allocation to the underlying assets and liabilities of LCIF and its wholly owned subsidiaries, Luscar Coal Ltd. ("LCL") and Luscar Ltd., is as follows:

Working capital (including cash of $2,801)..........................   $        90,551
Capital assets......................................................         1,357,934
Pension surplus and other assets....................................            12,623
                                                                       ---------------
                                                                             1,461,108
                                                                       ---------------
Long-term debt......................................................           428,167
Future income taxes.................................................           497,537
Financial instruments...............................................             7,084
Deferred reclamation costs..........................................            56,822
                                                                       ---------------
                                                                               989,610
                                                                       ---------------
Purchase price......................................................   $       471,498
                                                                       ===============

4.       INVENTORIES

                                                         AS AT              AS AT
                                                      DECEMBER 31        DECEMBER 31
                                                         2002               2001
                                                    --------------     ---------------
Coal at mine....................................     $      38,976     $        27,840
Coal at port....................................            16,557              14,157
Mine supplies...................................            30,539              28,340
                                                     -------------     ---------------
                                                     $      86,072     $        70,337
                                                     =============     ===============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

5.       CAPITAL ASSETS

                                                              AS AT DECEMBER 31, 2002             AS AT DECEMBER 31, 2001
                                                         --------------------------------    --------------------------------
                                                                            ACCUMULATED                         ACCUMULATED
                                                                            DEPRECIATION                        DEPRECIATION
                                                                                AND                                  AND
                                                              COST          AMORTIZATION          COST          AMORTIZATION
                                                         --------------   ---------------    --------------    --------------
Producing mining properties..........................    $    1,054,044   $       103,044    $    1,049,987    $       44,434
Plant and buildings..................................            45,839             8,652            44,754             4,836
Equipment............................................           287,337            12,867           255,894             1,709
Equipment under capital lease........................             8,733             2,171             7,070               253
Non-producing mining properties......................            14,008               510            13,573                75
                                                         --------------   ---------------    --------------    --------------
                                                         $    1,409,961   $       127,244    $    1,371,278    $       51,307
                                                         --------------   ---------------    --------------    --------------
Net book value.......................................             $    1,282,717                      $    1,319,971
                                                                  ==============                      ==============

         Depreciation and amortization provided in the accounts amounted to $87,631 and $56,244 for year ended December 31, 2002 and period ended December 31, 2001, respectively.

6.       OTHER ASSETS

                                                                              AS AT             AS AT
                                                                           DECEMBER 31       DECEMBER 31
                                                                              2002              2001
                                                                          -------------     -------------
Deferred financing costs, net of accumulated amortization...............  $      17,896     $      18,689
Defined benefit pension plans...........................................          1,245             5,685
Investments and other assets............................................          6,756             5,659
                                                                          -------------     -------------
                                                                          $      25,897     $      30,033
                                                                          =============     =============

         Deferred financing costs are amortized over the term of the related financing. Amortization in the amount of $2,433 and $756 has been provided against deferred financing costs for the year ended December 31, 2002 and period ended December 31, 2001, respectively.

         Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

          LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP has no other retirement or post-employment benefits.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

         The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2002:

Expected long-term rate of return on plan assets.....................           7.00%
Discount rate on pension obligations.................................           7.00%
Rate of compensation increases.......................................    3.50 - 4.50%
Average remaining service period of active employees.................  10 - 15 years

         LEP's net pension plan expense is as follows:

                                                                YEAR             PERIOD
                                                                ENDED             ENDED
                                                             DECEMBER 31       DECEMBER 31
                                                                2002              2001
                                                            -------------     -------------
Current service cost       - defined benefit...........     $       1,577     $       1,374
                           - defined contribution......             6,133             3,597
Interest cost..........................................             3,362             2,338
Expected return on plan assets.........................            (3,822)           (2,567)
Amortization of net actuarial loss.....................                24                 -
Amortization of net transitional obligation............               687                 -
Loss on plan settlement................................                 -             2,672
Provision for loss on plan transfer....................             3,541                 -
Increase in valuation allowance at end of year.........               223               931
                                                            -------------     -------------
Net pension plan expense...............................     $      11,725     $       8,345
                                                            =============     =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

         Information about LEP's defined benefit pension plans, in aggregate, is as follows:

                                                                     YEAR             PERIOD
                                                                     ENDED             ENDED
                                                                  DECEMBER 31       DECEMBER 31
                                                                     2002              2001
                                                                 -------------     -------------
Accrued benefit obligation
   Balance, beginning of year (2001 - May 11)..............      $      47,228     $      49,880
   Current service costs...................................              1,577             1,374
   Interest cost...........................................              3,362             2,338
   Benefits paid...........................................             (1,565)           (6,834)
   Actuarial loss..........................................              2,081               414
   Sale of interest in Line Creek mine.....................                  -                56
                                                                 -------------     -------------
   Balance, end of period..................................             52,683            47,228
                                                                 -------------     -------------
Plan assets
   Fair value, beginning of year (2001 - May 11)...........             55,150            56,019
   Actual return on plan assets............................             (6,137)            4,283
   Employer contributions..................................                481             1,626
   Benefits paid...........................................             (1,565)           (6,834)
   Sale of interest in Line Creek mine.....................                  -                56
                                                                 -------------     -------------
   Fair value, end of period...............................             47,929            55,150
                                                                 -------------     -------------
Funded status - (deficiency) surplus.......................             (4,754)            7,922
Unamortized net actuarial loss (gain)......................              7,153            (1,306)
                                                                 -------------     -------------
Accrued benefit pension asset..............................      $       2,399     $       6,616
Valuation allowance........................................             (1,154)             (931)
                                                                 -------------     -------------
Net accrued benefit pension asset..........................      $       1,245     $       5,685
                                                                 =============     =============

         The accrued benefit obligations and fair value of plan assets for pension plans with accrued benefit obligations in excess of plan assets were $37,620 and $29,421 respectively as at December 31, 2002 and $18,148 and $16,498 respectively as at December 31, 2001.

         During 2001, LEP settled its obligations for all former employees participating in a defined benefit pension plan, and a loss on settlement of $2,672 is included in pension expense.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

7.       LONG-TERM DEBT

                                                                                               AS AT             AS AT
                                                                                            DECEMBER 31       DECEMBER 31
                                                                                               2002              2001
                                                                                           -------------     -------------
Senior Notes, at issue date...........................................................     $     429,660     $     429,660
Cumulative foreign currency translation loss since issue date [note 10]...............             4,730             8,415
                                                                                           -------------     -------------
Senior notes, at balance sheet date...................................................           434,390           438,075
                                                                                           -------------     -------------

12.75% promissory note, due May 18, 2003..............................................            45,000            45,000
Less sinking fund.....................................................................           (22,930)          (21,214)
                                                                                           -------------     -------------
                                                                                                  22,070            23,786
                                                                                           -------------     -------------

9.625% promissory note, due December 30, 2004.........................................            89,300            89,300
Less sinking fund.....................................................................           (41,999)          (38,158)
                                                                                           -------------     -------------
                                                                                                  47,301            51,142
                                                                                           -------------     -------------

Capital lease obligations.............................................................             5,856             7,609
                                                                                           -------------     -------------

Long-term debt........................................................................           509,617           520,612
Current portion of long-term debt.....................................................           (24,837)           (2,980)
                                                                                           -------------     -------------
                                                                                           $     484,780     $     517,632
                                                                                           =============     =============

SENIOR NOTES

         On October 10, 2001, LEP issued US$275,000 of 9.75% senior notes due October 15, 2011 ("Senior Notes"). The proceeds of $429,660 from the Senior Notes were used to repay all of LEP's existing bank credit facilities of $349,271, the costs of $16,957 related to the offering, and the balance of $63,432 was retained to finance LEP's ongoing operating and capital requirements. Concurrently, LEP arranged a $100,000 credit facility ("Senior Credit Agreement") with a syndicate of Canadian chartered banks, under which letters of credit totaling $62,000 were issued at that time to replace letters of credit which had been issued under LEP's bank credit facilities.

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

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

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

         The estimated fair value of the Senior Notes as at December 31, 2002 and December 31, 2001, based on quoted market values, is $465,319 and $453,408, respectively.

SENIOR CREDIT AGREEMENT

         The Senior Credit Agreement with a syndicate of Canadian chartered banks consists of a revolving 364-day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base which includes accounts receivable, coal inventories and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins which range from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before depreciation and amortization (EBITDA). To date, there have been no advances made under this facility and $62,499 of letters of credit, providing reclamation security, have been issued. The lenders have a right to convert the facility to a demand facility until LEP's fixed charge coverage ratio, calculated on a rolling 12-month basis, exceeds 2.50. In October 2002, the Senior Credit Agreement was renewed until October 4, 2003 under the same terms and conditions.

BANK CREDIT FACILITIES

         At the time of the acquisition, LCL was indebted to a Canadian chartered bank for $360,950 that included drawings of $21,200 under an operating line of credit and $339,750 of non-revolving term credit facilities. LEP made principal repayments of $5,000 on each of June 30 and September 30, 2001 and repaid all amounts outstanding under these bank credit facilities using the proceeds from the Senior Notes on October 10, 2001. Letters of credit issued under the operating line of credit were cancelled on October 10, 2001 and replaced with letters of credit issued under the Senior Credit Agreement.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

PROMISSORY NOTES

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

         The sinking funds, which are held by the note trustee as collateral for the promissory notes, are primarily invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at December 31, 2002 and December 31, 2001 were $70,267 and $62,213, respectively.

         On May 18, 2003, the promissory note for $45 million at 12.75% becomes due and payable. Under the terms of a coal supply agreement, the projected $21,000 excess of the principal amounts over the sinking fund balance, is recoverable from the Crown corporation and will be included in other income in 2003. At December 31, 2002, the $22,070 excess of the principal amount over the sinking fund balance is included in the current portion of long-term debt.

CAPITAL LEASE OBLIGATIONS

         Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest.

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                            AS AT DECEMBER 31, 2002
                                                             --------------------------------------------------
                                                                                                     CAPITAL
                                                                 SENIOR          PROMISSORY           LEASE
                                                                  NOTES             NOTES          OBLIGATIONS
                                                             --------------    --------------    --------------
2003......................................................   $             -   $       22,964    $        2,201
2004......................................................                 -           46,407             2,381
2005......................................................                 -                -             1,844
2006......................................................                 -                -                 -
2007 and thereafter.......................................           434,390                -                 -
                                                             ---------------   --------------    --------------
                                                             $       434,390   $       69,371             6,426
                                                             ===============   ==============
Less interest included therein............................                                                  570
                                                                                                 --------------
Present value of minimum capital lease payments...........                                       $        5,856
                                                                                                 ==============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

8.       ACCRUED RECLAMATION COSTS

                                                                      YEAR             PERIOD
                                                                      ENDED             ENDED
                                                                   DECEMBER 31       DECEMBER 31
                                                                      2002              2001
                                                                  -------------     -------------
Balance, beginning of period.................................     $      51,845     $           -
Obligations assumed on May 11, 2001..........................                 -            56,822
Reclamation cost provision...................................            14,552             9,700
Expenditures incurred........................................           (20,953)          (14,677)
                                                                  -------------     -------------
Balance, end of period.......................................            45,444            51,845
Current portion..............................................            17,392            21,002
                                                                  -------------     -------------
                                                                  $      28,052     $      30,843
                                                                  =============     =============

9.       PARTNERS' EQUITY

                                                                      YEAR             PERIOD
                                                                      ENDED             ENDED
                                                                   DECEMBER 31       DECEMBER 31
                                                                      2002              2001
                                                                  -------------     -------------
Opening partners' equity.....................................     $     496,963     $           -
Trust units contributed on February 20, 2001, at fair value..                 -            17,504
Cash and Sherritt shares contributed effective May 11, 2001..                 -           457,209
                                                                  -------------     -------------
                                                                        496,963           474,713
Net earnings for the period..................................            32,200            22,250
                                                                  -------------     -------------
                                                                  $     529,163     $     496,963
                                                                  =============     =============

10.      FOREIGN CURRENCY TRANSLATION

         Foreign current translation gains and losses consist of the following:

                                                                      YEAR             PERIOD
                                                                      ENDED             ENDED
                                                                   DECEMBER 31       DECEMBER 31
                                                                      2002              2001
                                                                  -------------     -------------
Foreign currency translation (gain) loss on
   Senior Notes.............................................      $      (3,685)    $       8,415
   US dollar cash balances..................................                232               (14)
   Working capital balances.................................               (568)               14
                                                                  -------------     -------------
                                                                  $      (4,021)    $       8,415
                                                                  =============     =============

         In 2001, foreign currency translation gains and losses on United States dollar cash balances and other working capital balances were included in other income. Foreign currency translation gains and losses and other income have been reclassified to conform to the current disclosure.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

11.      INTEREST EXPENSE

                                                                      YEAR             PERIOD
                                                                      ENDED             ENDED
                                                                   DECEMBER 31       DECEMBER 31
                                                                      2002              2001
                                                                  -------------     -------------
Senior Notes.................................................     $      42,092     $       9,492
Promissory notes net of sinking fund interest income.........            10,117             5,467
Financial instruments [note 18]..............................               330             5,644
Capital leases...............................................               252               189
Operating line of credit.....................................               365             1,038
Long-term bank debt..........................................             3,004            13,562
Income tax reassessments.....................................            (1,799)             (646)
Retroactive Boundary Dam contract settlement.................                 -            (2,083)
Investment income............................................            (1,543)           (1,743)
Other........................................................              (102)              546
                                                                  -------------     -------------
                                                                  $      52,716     $      31,466
                                                                  =============     =============

         Interest expense on promissory notes for the year ended December 31, 2002 is net of $4,215 income earned on the related sinking fund assets ($3,862 for period ended December 31, 2001).

12.      OTHER INCOME

Other income consists of the following:

                                                                      YEAR             PERIOD
                                                                      ENDED             ENDED
                                                                   DECEMBER 31       DECEMBER 31
                                                                      2002              2001
                                                                  -------------     -------------
Settlement for coal conveyor ................................     $     (10,100)    $           -
Net pension plan expense ....................................             2,361               947
Other income ................................................            (2,037)           (2,919)
                                                                  -------------     -------------
                                                                  $      (9,776)    $      (1,972)
                                                                  =============     =============

On December 31, 2002, LCL settled a legal dispute relating to the engineering, design, manufacture and commissioning of a coal conveyor system at Line Creek mine. $5,100 of the $10,100 settlement is included in accounts receivable at December 31, 2002 and was received subsequent to year end.

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

13.      INCOME TAXES

                                                                                               AS AT              AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Future income tax liabilities
    Capital assets....................................................................     $     446,230     $       493,352
    Overburden removal costs..........................................................             9,555               9,234
    Deferred financing costs deducted for tax in excess of
         accounting deductions........................................................             1,149                   -
    Accounting pension surplus........................................................             3,716               4,100
    Other.............................................................................             2,000                   -
                                                                                           -------------     ---------------
                                                                                                 462,650             506,686
                                                                                           -------------     ---------------
Future income tax assets
    Accrued reclamation and other items not currently deductible......................            21,761              18,586
    Deferred financing costs deductible for tax purposes..............................             1,084                   -
    Net operating losses carried forward..............................................            17,177              16,478
                                                                                           -------------     ---------------
                                                                                                  40,022              35,064
                                                                                           -------------     ---------------
Net future income tax liability.......................................................           422,628             471,622
Less:  current portion of future income tax liabilities...............................             3,335               2,800
                                                                                           -------------     ---------------
                                                                                           $     419,293     $       468,822
                                                                                           =============     ===============

         The provisions for future income taxes differs from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes. This difference is explained below:

                                                                                               YEAR              PERIOD
                                                                                               ENDED              ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Loss before income taxes..............................................................     $     (15,394)    $        (1,725)
Statutory income tax rate.............................................................             43.40%              44.26%
                                                                                           -------------     ---------------
Expected tax recovery.................................................................     $      (6,681)    $          (763)
Effect on income tax of:
    Flow through of income tax recoveries from subsidiary.............................           (38,739)            (17,566)
    Excess of statutory resource allowance over non-deductible Crown charges..........            (4,634)             (7,443)
    Large corporations tax............................................................             2,460               1,797
                                                                                           -------------     ---------------
Income tax recovery...................................................................     $     (47,594)    $       (23,975)
                                                                                           =============     ===============

Current...............................................................................             1,400               1,797
Future................................................................................           (48,994)            (25,772)
                                                                                           -------------     ---------------
Income tax recovery...................................................................     $     (47,594)    $       (23,975)
                                                                                           =============     ===============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

         LEP's subsidiary companies have the following deductions available to claim against future taxable income:

                                                                                              MAXIMUM             AS AT
                                                                                              ANNUAL           DECEMBER 31
                                                                                           RATE OF CLAIM          2002
                                                                                           -------------     ---------------
Undepreciated capital cost............................................................           25%         $       270,637
Canadian development expense..........................................................           30%                   2,511
Canadian exploration expense..........................................................          100%                   3,214
Deferred financing expense............................................................           20%                  12,801
Other.................................................................................           10%                   6,898
                                                                                                             ---------------
                                                                                                             $       296,061
                                                                                                             ===============

         LEP's subsidiary companies have non-capital losses carried forward which expire in the following years:

                                                                                                                  AS AT
                                                                                                               DECEMBER 31
                                                                                                                  2002
                                                                                                             ---------------
2003.................................................................................................        $        12,367
2004.................................................................................................                  1,576
2005.................................................................................................                 20,538
2006.................................................................................................                      -
2007.................................................................................................                      -
2008.................................................................................................                  3,120
2009.................................................................................................                  2,042
                                                                                                             ---------------
                                                                                                             $        39,643
                                                                                                             ===============

         The income tax benefits of the above items have been recognized in the accounts.

14.      RELATED PARTY TRANSACTIONS

         LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both partners for all third-party costs incurred in connection with LEP's offer to acquire securities of LCIF. During the year ended December 31, 2002, LEP incurred $403 for such services and costs which are included in selling, general and administrative expenses ($828 for the period from February 20 to December 31, 2001).

15.      REVENUES

         LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Metallurgical figures include incidental thermal coal byproduct at Line Creek mine. Prior period figures have been restated to conform to this presentation.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

         Revenues from metallurgical and thermal mines are as follows:

                                                               YEAR ENDED                        PERIOD ENDED
                                                               DECEMBER 31                        DECEMBER 31
                                                                  2002                               2001
                                                    --------------------------------   --------------------------------
                                                                             TONNES                             TONNES
                                                        REVENUES             SHIPPED      REVENUES              SHIPPED
                                                    --------------           -------   --------------           -------
Thermal..........................................   $      443,066            33,554   $      298,120            21,288
Metallurgical....................................          154,048             2,410          110,779             1,731
                                                    --------------           -------   --------------           -------
                                                    $      597,114            35,964   $      408,899            23,019
                                                    ==============           =======   ==============           =======

         Disclosures with respect to geographic areas are as follows:

                                                                    YEAR ENDED                        PERIOD ENDED
                                                                    DECEMBER 31                        DECEMBER 31
                                                                       2002                               2001
                                                         --------------------------------   --------------------------------
                                                                                  TONNES                             TONNES
                                                            REVENUES              SHIPPED      REVENUES              SHIPPED
                                                         --------------           -------   --------------           -------
Geographic areas
    Japan............................................    $       78,004             1,505   $       55,326               981
    Korea............................................            38,204               956           43,009             1,022
    United States....................................            36,769               435           27,249               306
    South America....................................            28,391               455           22,380               422
    Europe...........................................            22,682               360           10,774               168
    Other............................................            34,134               682            3,171                56
                                                         --------------           -------   --------------           -------
    Total export.....................................           238,184             4,393          161,909             2,955
    Canada...........................................           357,449            31,571          243,341            20,064
                                                         --------------           -------   --------------           -------
LCL                                                             595,633            35,964          405,250            23,019
    Foreign exchange contracts.......................             1,481                 -            3,649                 -
                                                         --------------           -------   --------------           -------
LEP                                                      $      597,114            35,964   $      408,899            23,019
                                                         ==============           =======   ==============           =======

         Export coal sales are generally denominated in United States currency.

         Revenues are derived from significant customers and in some cases, substantially all production from a particular mine is sold to one customer. The number of customers each accounting for more than 10 percent of revenue is as follows:

                                                                  YEAR ENDED                        PERIOD ENDED
                                                                  DECEMBER 31                        DECEMBER 31
                                                                     2002                               2001
                                                       ------------------------------     ------------------------------
                                                                            NUMBER OF                          NUMBER OF
                                                          REVENUES          CUSTOMERS        REVENUES          CUSTOMERS
                                                       --------------       ---------     --------------       ---------
Major customers
    Metallurgical...................................   $       21,473           1         $       67,563           3
    Thermal.........................................   $      249,931           3         $      163,131           3

         Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

16.      JOINT VENTURES

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

                                                                                               AS AT              AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Share of assets and liabililties of joint ventures
    Current assets....................................................................     $      70,306     $        58,866
    Current liabilities...............................................................           (13,572)            (14,148)
                                                                                           -------------     ---------------
    Working capital...................................................................            56,734              44,718
    Capital assets, net of accumulated depreciation and amortization..................            65,728              70,297
    Accrued reclamation costs.........................................................           (11,091)            (10,147)
    Obligations under capital lease...................................................            (1,427)             (2,320)
    Accrued pension benefit obligation................................................              (769)               (611)
                                                                                           -------------     ---------------
                                                                                           $     109,175     $       101,937
                                                                                           =============     ===============

                                                                                               YEAR              PERIOD
                                                                                               ENDED              ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Share of revenues, expenses and cash flows of joint ventures
    Revenue...........................................................................     $     154,047     $       110,779
    Expenses..........................................................................           148,417             105,430

Cash flows from:
    Operations........................................................................     $       1,799     $       (92,166)
    Investing activities..............................................................            (3,481)             (3,666)
    Financing activities..............................................................             1,456                   -

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

17.      STATEMENT OF CASH FLOWS

         The consolidated statement of cash flows has been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

                                                                                               YEAR              PERIOD
                                                                                               ENDED              ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Changes in non-cash working capital
    Accounts receivable...............................................................     $      30,392     $        (8,485)
    Inventories.......................................................................           (15,735)             (8,036)
    Overburden removal costs..........................................................            (1,179)                866
    Prepaid expenses..................................................................               412                (537)
    Trade accounts payable and accrued charges........................................            (3,609)              4,154
    Accrued interest payable..........................................................            (1,146)             (2,131)
    Accrued payroll and employee benefits.............................................            (3,792)             (6,214)
    Income taxes......................................................................             5,045                   -
                                                                                           -------------     ---------------
                                                                                           $      10,388     $       (20,383)
                                                                                           =============     ===============

                                                                                               YEAR              PERIOD
                                                                                               ENDED              ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Non-cash amounts excluded from statement of cash flows
    Investing activities:
         Investment in Luscar Coal Income Fund........................................     $           -     $       117,504
    Financing activities:
         Capital contributions by partners............................................     $           -     $       117,504

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

18.      FINANCIAL INSTRUMENTS

         LEP assumed certain financial instruments as part of its acquisition of Luscar effective May 11, 2001. The financial instruments were recorded as liabilities to reflect their fair value on the acquisition date.

                                                                                               AS AT              AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Interest rate swap, at fair market value..............................................     $       2,941     $         5,644
Forward currency exchange contracts, at book value....................................                 -               1,503
                                                                                           -------------     ---------------
                                                                                                   2,941               7,147
Less: current portion.................................................................             2,941               4,324
                                                                                           -------------     ---------------
                                                                                           $           -     $         2,823
                                                                                           =============     ===============

         The interest rate swap with a Canadian chartered bank, maturing on December 31, 2003, was originally entered into by LCL to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. At May 11, 2001, LEP acquired the interest rate swap and recorded the swap at fair value. The carrying value of the swap was amortized over the remaining term of the swap because the swap was used to hedge floating interest rates on long-term bank debt. Therefore, the amortization of the interest rate swap and net settlements were recorded as interest expense on long-term bank debt. On October 10, 2001, LEP repaid all of the floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the fair value and net settlements under the interest rate swap are recorded as other interest expense. During the year ended December 31, 2002, interest expense included $330 ($5,644 for period ended December 31, 2001) related to the amortization and revaluation of the interest rate swap.

         LEP does not trade in derivative securities for profit; therefore, gains and losses relating to forward currency exchange contracts are recognized as revenues as at the settlement dates. As at December 31, 2002, there were no outstanding contracts relating to these hedging activities.

19.      U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of LEP have been prepared in accordance with Canadian GAAP. Canadian GAAP differs from United States GAAP in the following respects:

A.       STATEMENT OF EARNINGS

                                                                                               YEAR              PERIOD
                                                                                               ENDED              ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
                                                                                                                (restated)
Net earnings under Canadian GAAP......................................................     $      32,200     $        22,250
Impact of United States GAAP:
    Derivative financial instruments (a)..............................................                 -                 190
    Income tax rate change (b)........................................................              (692)             13,388
    Pension valuation allowance (c)...................................................               654                 528
                                                                                           -------------     ---------------
Net earnings under United States GAAP.................................................     $      32,162     $        36,356
                                                                                           =============     ===============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

B.       STATEMENT OF COMPREHENSIVE INCOME

         Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP. LEP's comprehensive earnings determined in accordance with United States GAAP would be as follows:

                                                                                            YEAR ENDED        PERIOD ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
                                                                                                               (restated)
(i)  CURRENT YEARS
Net earnings under United States GAAP.................................................     $      32,162     $        36,356
Other comprehensive income net of tax:
    Minimum pension liability (c).....................................................            (1,533)                  -
                                                                                           -------------     ---------------
Comprehensive income..................................................................     $      30,629     $        36,356
                                                                                           =============     ===============

(ii)  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year............................................................     $           -     $             -
Change for the year...................................................................            (1,533)                  -
                                                                                           -------------     ---------------
Balance, end of year..................................................................     $      (1,533)    $             -
                                                                                           =============     ===============

C.       CONSOLIDATED BALANCE SHEET

                                                                                               AS AT              AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
                                                                                                               (restated)
Assets
    Current assets....................................................................     $     257,290     $       262,527
    Capital assets....................................................................         1,308,723           1,347,394
    Other assets......................................................................            89,947              89,933
                                                                                           -------------     ---------------
                                                                                           $   1,655,960     $     1,699,854
                                                                                           =============     ===============
Liabilities and partners' equity
    Current liabilities...............................................................     $     104,616     $        95,448
    Long-term debt (d) ...............................................................           549,709             577,004
    Other liabilities.................................................................            31,183              36,627
    Future income taxes...............................................................           429,472             479,706
    Partners' equity..................................................................           542,513             511,069
    Accumulated other comprehensive loss..............................................            (1,533)                  -
                                                                                           -------------     ---------------
                                                                                           $   1,655,960     $     1,699,854
                                                                                           =============     ===============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

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

         Effective May 11, 2001, the date of acquisition of LCIF and LCL by LEP, the hedging activities and other derivative financial instruments of LCL are included in the consolidated financial results of LEP. This included an interest rate swap contract used to manage interest rate risk on long-term debt, forward currency exchange contracts, which are utilized to manage the economic risk associated with future revenue flows denominated in United States dollars, and fixed price energy purchase contracts covering future committed and anticipated energy requirements. Because LEP did not anticipate the need to prepare its financial statements in accordance with United States GAAP, LEP has not prepared the documentation required to qualify these instruments for hedge accounting.

         Effective May 11, 2001, under Canadian GAAP, LEP recorded the purchase of the interest rate swap and forward currency exchange contracts as a liability of $7,084. Under United States GAAP, an additional liability of $3,131 ($3,302 as at December 31, 2001 and $3,411 as at May 11, 2001) was recorded as part of the United States GAAP purchase price representing the fair value of certain fixed price energy purchase contracts that met the definition of a derivative under SFAS 133. On December 31, 2002, the fair value of all financial instruments and purchase contracts that met the definition of a derivative under SFAS 133 was $6,072 ($10,108 at December 31, 2001) recorded in other liabilities. In 2002, there was no change in the fair value of these derivatives that is not already included in Canadian GAAP net earnings. In 2001, the change in fair value from May 12, 2001 to December 31, 2001 was a loss of $341 ($190 net of tax) that was only recorded in earnings for United States GAAP purposes.

         LEP assumed these energy contracts with Canadian corporations, which were intended to hedge the future cost of the committed and anticipated power requirements for its mining operations. As at December 31, 2002, LEP had no fixed price contracts outstanding for energy purchases.

(b)      INCOME TAX RATE CHANGE

         A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 and was enacted in the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates has been reflected in the purchase price equation (Note 3). However, under United States GAAP, net earnings for the period ended December 31, 2001 include $13,388 related to the benefit of the tax rate reduction. Net earnings for the year ended December 31, 2002 include $692 of amortization expense related to the corresponding asset. Under United States GAAP, capital assets increase by $22,875 ($24,121 at December 31, 2001) and future income tax liabilities increase by $10,179 ($10,733 at December 31, 2001) at December 31, 2002.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

(c)      PENSION PLANS

         Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Earnings. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LEP retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, LEP's net earnings under United States GAAP have been increased by $528 for the period ended December 31, 2001.

         United States GAAP also requires the recognition of a minimum pension liability for defined benefit plans. The initial recognition and subsequent adjustments to the minimum pension liability are reflected in comprehensive income.

(d)      PROMISSORY NOTES

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

(e)      EMPLOYEE TERMINATION BENEFITS

         United States GAAP requires additional disclosure regarding employee termination provisions. The information provided below relates to provisions for employee terminations made by LCL.

                                                                                               NUMBER OF
                                                                                               EMPLOYEES         AMOUNT
                                                                                               ---------      -----------

Balance, May 11, 2001...................................................................          371         $     4,841
Paid during 2001........................................................................          (11)                (94)
Adjustments 2001........................................................................          (92)             (1,900)
                                                                                                  ---         -----------
Balance, December 31, 2001..............................................................          268         $     2,847
Paid during 2002........................................................................          (86)             (2,184)
Accrued during 2002.....................................................................           75               1,645
                                                                                                  ---         -----------
Balance, December 31, 2002..............................................................          257         $     2,308
                                                                                                  ===         ===========

         Adjustments to the estimated provisions for employee termination benefits reflect resignations and transfers of employees to other mining operations. During the period from February 20 to December 31, 2001 and the year ended December 31, 2002, LEP adjusted the estimated provisions for employee termination benefits to reflect resignations and transfers of employees to other LEP mining operations. During 2002, employee termination provisions for Luscar mine were updated to reflect the extension of the planned closure date until late 2003. Additional employee termination provisions will be accrued over the remaining service of the affected employees.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

(f)      OTHER DISCLOSURES

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

(g)      NEW ACCOUNTING STANDARDS

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

         SFAS NO. 145--RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT N. 13, AND TECHNICAL CORRECTIONS. In May 2002, the Financial Accounting Standards Board approved SFAS No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, under the provisions of SFAS 145, gains and losses from the early extinguishment of debt are no longer classified as an extraordinary item, net of income taxes, but are included in the determination of pretax earnings. The effective date for SFAS 145 is for fiscal years beginning after May 15, 2002, with early application encouraged. Upon adoption, all gains and losses from the extinguishment of debt previously reported as an extraordinary item shall be reclassified to pretax earnings. It is anticipated that the adoption of SFAS 145 will have no impact on the financial position or results of operations of LEP.

         SFAS NO. 146--ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. In July 2002, the Financial Accounting Standards Board approved Statement of Financial Accounting Standard No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force "EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the EITF 94-3 where a liability was recognized on the date an entity committed to an exit plan. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. LEP has not yet determined the effects of the new standard, if any, on its financial statements.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

         FASB INTERPRETATION NO. 45 - GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133. The disclosure requirements of FIN 45 are effective for LEP as of December 15, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. LEP has not yet determined the effects of the new standard, if any, on its financial statements.

         CICA HANDBOOK SECTION 3063 - IMPAIRMENT OF LONG LIVED ASSETS AND 3475 - DISPOSAL OF LONG LIVED ASSETS AND DISCONTINUED OPERATIONS. In 2002, the Canadian Institute of Chartered Accountants (CICA) issued handbook section 3063 - Impairment of Long Lived Assets and 3475 - Disposal of Long Lived Assets and Discontinued Operations to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date.
Section 3063 is effective for fiscal years beginning on or after April 1, 2003, and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Management does not expect the adoption of the new standard to have a material impact on its financial statements.

         ACG NO. 13 - HEDGING RELATIONSHIPS. In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

20.      CONDENSED CONSOLIDATING INFORMATION

The following condensed consolidated information is provided for the year ended December 31, 2002 and period ending December 31 2001. In 2001, LEP had no operations prior to the acquisition of LCIF on May 11, 2001 and the statement of earnings and cash flow data of LCIF and LCL in that year is for the period May 12, 2001 to December 31, 2001.

(a) CONDENSED CONSOLIDATING BALANCE SHEET

                                                                             AS AT DECEMBER 31, 2002
                                              -------------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL      LUSCAR ENERGY     CONSOLIDATING     CONSOLIDATED
                                                 COAL LTD.       INCOME FUND       PARTNERSHIP         ENTRIES             LEP
                                              --------------   --------------    --------------    --------------    --------------
(in thousands of Canadian dollars)
ASSETS
CURRENT
 Cash and cash equivalents........            $        6,894   $          121    $       66,698    $            -    $       73,713
 Accounts receivable..............                    61,992                -                 -                 -            61,992
 Income taxes recoverable.........                     1,464                -               291                 -             1,755
 Inventories......................                    86,072                -                 -                 -            86,072
 Overburden removal costs.........                    29,404                -                 -                 -            29,404
 Prepaid expenses.................                     4,366              (58)               48                (2)            4,354
 Due from related parties.........                     5,040                -            (5,040)                -                 -
                                              --------------   --------------    --------------    --------------    --------------
                                                     195,232               63            61,997                (2)          257,290
Investments in related parties...                          -          502,075           384,091          (886,166)                -
Capital assets...................                  1,321,906                -                 -           (39,189)        1,282,717
Other assets.....................                     23,093            1,559             9,000            (7,755)           25,897
                                              --------------   --------------    --------------    --------------    --------------
                                              $    1,540,231   $      503,697    $      455,088    $     (933,112)   $    1,565,904
                                              ==============   ==============    ==============    ==============    ==============

LIABILITIES AND PARTNERS' EQUITY
CURRENT
 Trade accounts payable and accrued charges.  $       36,462   $           55    $          482    $          (12)   $       36,987
 Accrued interest payable...................           8,824                -                 -                 -             8,824
 Accrued payroll and employee benefits......           8,879                -                 -                 -             8,879
 Income taxes payable.......................           1,421                -                 -                 -             1,421
 Current portions of
       Long-term debt......................           24,837                -                 -                 -            24,837
       Financial instruments...............            2,941                -                 -                 -             2,941
       Accrued reclamation costs...........           17,392                -                 -                 -            17,392
       Future income taxes.................            3,335                -                 -                 -             3,335
 Due to related parties.....................             245            3,947            (3,947)             (245)                -
                                              --------------   --------------    --------------    --------------    --------------
                                                     104,336            4,002            (3,465)             (257)          104,616
Accrued pension benefit obligation.........            5,627                -                 -            (5,627)                -
Long-term debt.............................          484,780                -                 -                 -           484,780
Convertible debentures.....................                -           96,053                 -           (96,053)                -
Subordinated notes due to LCIF.............          642,969                -                 -          (642,969)                -
Accrued reclamation costs..................           28,052                -                 -                 -            28,052
Future income taxes........................          419,293                -                 -                 -           419,293
                                              --------------   --------------    --------------    --------------    --------------
                                                   1,685,057          100,055            (3,465)         (744,906)        1,036,741
PARTNERS' EQUITY...........................         (144,826)         403,642           458,553          (188,206)          529,163
                                              --------------   --------------    --------------    --------------    --------------
                                              $    1,540,231   $      503,697    $      455,088    $     (933,112)   $    1,565,904
                                              ==============   ==============    ==============    ==============    ==============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

                                                                            AS AT DECEMBER 31, 2001
                                              -------------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL      LUSCAR ENERGY    CONSOLIDATING      CONSOLIDATED
                                                 COAL LTD.       INCOME FUND       PARTNERSHIP        ENTRIES              LEP
                                              --------------   --------------    --------------    --------------    --------------
ASSETS
Current
 Cash and cash equivalents..................  $           10   $           63    $       62,169    $       (1,911)   $       60,331
 Accounts receivable........................          92,384                -                 -                 -            92,384
 Income taxes recoverable...................           6,300                -               184                 -             6,484
 Inventories................................          70,337                -                 -                 -            70,337
 Overburden removal costs...................          28,225                -                 -                 -            28,225
 Due from related parties...................          32,244                -           (32,244)                -                 -
 Prepaid expenses...........................           4,786                -                 -               (20)            4,766
                                              --------------   --------------    --------------    --------------    --------------
                                                     234,286               63            30,109            (1,931)          262,527
Investments in related parties.............                -          555,985           442,186          (998,171)                -
Capital assets.............................        1,406,274                -                 -           (86,303)        1,319,971
Other assets..............................            26,703            2,176             9,000            (7,846)           30,033
                                              --------------   --------------    --------------    --------------    --------------
                                              $    1,667,263   $      558,224    $      481,295    $   (1,094,251)   $    1,612,531
                                              ==============   ==============    ==============    ==============    ==============

LIABILITIES AND PARTNERS' EQUITY
Current
 Bank indebtedness..........................  $        1,911   $            -    $            -    $       (1,911)   $            -
 Trade accounts payable and accrued charges.          39,584              435             1,100              (523)           40,596
 Accrued interest payable...................           9,970                -                 -                 -             9,970
 Accrued payroll and employee benefits......          12,671                -                 -                 -            12,671
 Income taxes payable.......................           1,105                -                 -                 -             1,105
 Current portion of financial instruments...           2,822                -                 -             1,502             4,324
 Current portion of long-term debt..........           2,980                -                 -                 -             2,980
 Accrued reclamation costs..................          21,002                -                 -                 -            21,002
 Due to related parties.....................             245                -                 -              (245)                -
 Future income taxes........................           2,800                -                 -                 -             2,800
                                              --------------   --------------    --------------    --------------    --------------
                                                      95,090              435             1,100            (1,177)           95,448
Long-term debt.............................          517,632                -                 -                 -           517,632
Convertible debentures.....................                -          100,000                 -          (100,000)                -
Subordinated notes due to LCIF.............          642,969                -                 -          (642,969)                -
Financial instruments......................            2,823                -                 -                 -             2,823
Accrued reclamation costs..................           30,843                -                 -                 -            30,843
Future income taxes........................          468,822                -                 -                 -           468,822
                                              --------------   --------------    --------------    --------------    --------------
                                                   1,758,179          100,435             1,100          (744,146)        1,115,568
Partners' equity...........................          (90,916)         457,789           480,195          (350,105)          496,963
                                              --------------   --------------    --------------    --------------    --------------
                                              $    1,667,263   $      558,224    $      481,295    $   (1,094,251)   $    1,612,531
                                              ==============   ==============    ==============    ==============    ==============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

(b) CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

                                                                         YEAR ENDED DECEMBER 31, 2002
                                              ------------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL      LUSCAR ENERGY     CONSOLIDATING    CONSOLIDATED
                                                 COAL LTD.       INCOME FUND       PARTNERSHIP         ENTRIES            LEP
                                              --------------   --------------    --------------    --------------   --------------
(in thousands of Canadian dollars)
REVENUE....................................   $      595,633   $            -    $            -    $        1,481   $      597,114
EXPENSES AND OTHER INCOME
    Cost of sales..........................          469,016                -                 -                 -          469,016
    Selling, general and administrative
     expenses..............................           13,619               58               832                 -           14,509
    Equity pickup..........................                -           53,910            31,985           (85,895)               -
    Depreciation and amortization..........           93,774              613                 -            (4,323)          90,064
    Write-down of capital assets...........           42,791                -                 -           (42,791)               -
    Foreign currency translation gain......           (4,021)               -                 -                 -           (4,021)
    Intercompany interest expense (income).           31,769          (22,596)           (9,666)              493                -
    Interest expense (income) .............           54,259                -            (1,543)                -           52,716
    Other (income) expense.................           (4,070)               -                34            (5,740)          (9,776)
                                              --------------   --------------    --------------    --------------   --------------
(LOSS) EARNINGS BEFORE INCOME TAXES........         (101,504)         (31,985)          (21,642)          139,737          (15,394)
Income tax recovery........................          (47,594)               -                 -                 -          (47,594)
                                              --------------   --------------    --------------    --------------   --------------
NET (LOSS) EARNINGS........................   $      (53,910)  $      (31,985)   $      (21,642)   $      139,737   $       32,200
                                              ==============   ==============    ==============    ==============   ==============

                                                                       PERIOD ENDED DECEMBER 31, 2001
                                              ------------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL      LUSCAR ENERGY    CONSOLIDATING     CONSOLIDATED
                                                 COAL LTD.       INCOME FUND       PARTNERSHIP        ENTRIES            LEP
                                              --------------   --------------    --------------    --------------   --------------
REVENUE....................................   $      405,252   $            -    $            -    $        3,647   $      408,899
EXPENSES AND OTHER INCOME
    Cost of sales..........................          307,438                -                 -                 -          307,438
    Selling, general and administrative
     expenses..............................           10,199               82               865            (2,869)           8,277
    Equity pickup..........................                -           25,010            (2,847)          (22,163)               -
    Depreciation and amortization..........           67,665              339                 -           (11,004)          57,000
    Foreign currency translation loss......            8,415                -                 -                 -            8,415
    Intercompany interest expense (income).           31,920          (28,168)           (3,752)                -                -
    Interest expense (income)..............           33,209                -            (1,743)                -           31,466
    Other (income) expenses................           (1,821)            (110)               12               (53)          (1,972)
                                              --------------   --------------    --------------    --------------   --------------
(LOSS) EARNINGS BEFORE INCOME TAXES........          (51,773)           2,847             7,465            39,736           (1,725)
Income tax recovery........................          (26,763)               -                 -             2,788          (23,975)
                                              --------------   --------------    --------------    --------------   --------------
NET (LOSS) EARNINGS........................   $      (25,010)  $        2,847    $        7,465    $       36,948   $       22,250
                                              ==============   ==============    ==============    ==============   ==============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

(c)  CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                        YEAR ENDED DECEMBER 31, 2002
                                              ----------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL     LUSCAR ENERGY    CONSOLIDATING    CONSOLIDATED
                                                 COAL LTD.       INCOME FUND      PARTNERSHIP        ENTRIES            LEP
                                              --------------   --------------   --------------   --------------   --------------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net (loss) earnings for the period..........  $      (53,910)  $      (31,985)  $      (21,642)  $      139,737   $       32,200
Non-cash items:
    Depreciation and amortization...........          93,774              613                -           (4,323)          90,064
    Write-down of capital assets............          42,791                -                -          (42,791)               -
    Future income taxes.....................         (48,994)               -                -                -          (48,994)
    Pension expense in excess of funding....          10,158                -                -           (5,719)           4,439
    Accrued reclamation costs...............          (6,401)               -                -                -           (6,401)
    Foreign currency translation gain.......          (3,453)               -                -                -           (3,453)
    Interest income earned on sinking funds.          (4,215)               -                -                -           (4,215)
    Financial instruments...................          (2,704)               -                -           (1,502)          (4,206)
    Equity pickup...........................               -           53,910           31,985          (85,895)               -
    Gain on disposals of capital assets.....          (1,242)               -                -                -           (1,242)
    Other...................................               1                -                -                5                6

Change in non-cash working capital..........          10,990             (318)            (772)             488           10,388
                                              --------------   --------------   --------------   --------------   --------------
                                                      36,795           22,220            9,571                -           68,586
                                              --------------   --------------   --------------   --------------   --------------
INVESTING ACTIVITIES
Capital asset purchases.....................         (51,035)               -                -                -          (51,035)
Proceeds on disposal of capital assets......           1,894                -                -                -            1,894
Other investments...........................          (1,096)               -                -                -           (1,096)
                                              --------------   --------------   --------------   --------------   --------------
                                                     (50,237)               -                -                -          (50,237)
                                              --------------   --------------   --------------   --------------   --------------
FINANCING ACTIVITIES
Deferred financing costs incurred...........          (1,640)               -                -                -           (1,640)
Due to (from) related parties...............          27,204            3,947          (31,151)               -                -
Convertible debenture.......................               -           (3,947)           3,947                -                -
Repayments of long-term debt ...............          (3,095)               -                -                -           (3,095)
Distribution to LEP.........................               -          (22,162)          22,162                -                -
                                              --------------   --------------   --------------   --------------   --------------
                                                      22,469          (22,162)          (5,042)               -           (4,735)
                                              --------------   --------------   --------------   --------------   --------------

Change in cash position.....................           9,027               58            4,529                -           13,614
Foreign currency translation loss...........            (232)               -                -                -             (232)
Cash position, beginning of period..........          (1,901)              63           62,169                -           60,331
                                              --------------   --------------   --------------   --------------   --------------
Cash position, end of period................  $        6,894   $          121   $       66,698   $            -   $       73,713
                                              ==============   ==============   ==============   ==============   ==============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

                                                                         PERIOD ENDED DECEMBER 31, 2001
                                              ----------------------------------------------------------------------------------
                                                  LUSCAR         LUSCAR COAL     LUSCAR ENERGY    CONSOLIDATING    CONSOLIDATED
                                                 COAL LTD.       INCOME FUND      PARTNERSHIP        ENTRIES            LEP
                                              --------------   --------------   --------------   --------------   --------------
OPERATING ACTIVITIES
Net (loss) earnings for the period..........  $      (25,010)  $        2,847   $        7,465   $       36,948   $       22,250
Non-cash items:
    Depreciation and amortization...........          67,665              339                -          (11,004)          57,000
    Future income taxes.....................         (28,560)               -                -            2,788          (25,772)
    Accrued reclamation costs...............          (4,977)               -                -                -           (4,977)
    Interest income earned on sinking funds.          (3,862)               -                -                -           (3,862)
    Financial instruments...................               -                -                -               63               63
    Foreign currency translation loss.......           8,401                -                -                -            8,401
    Interest on convertible debentures......               -            1,978                -           (1,978)               -
    Equity pickup...........................               -           25,010           (2,847)         (22,163)               -
    Gain on disposals of capital assets.....          (1,714)               -                -                -           (1,714)

    Change in non-cash working capital......          (4,909)         (30,111)          19,291           (4,654)         (20,383)
                                              --------------   --------------   --------------   --------------   --------------
                                                       7,034               63           23,909                -           31,006
                                              --------------   --------------   --------------   --------------   --------------
INVESTING ACTIVITIES
Capital asset purchases.....................         (16,605)               -                -                -          (16,605)
Proceeds on disposal of capital assets......              32                -                -                -               32
Other investments...........................          (1,242)               -                -                -           (1,242)
Investment in Luscar Coal Income Fund.......               -                -         (351,193)               -         (351,193)
                                              --------------   --------------   --------------   --------------   --------------
                                                     (17,815)               -         (351,193)               -         (369,008)
                                              --------------   --------------   --------------   --------------   --------------
FINANCING ACTIVITIES
Deferred financing costs incurred...........         (16,957)               -                -                -          (16,957)
Long-term debt issued.......................         429,660                -                -                -          429,660
Operating line of credit....................         (29,825)               -                -                -          (29,825)
Due from (to) related parties...............         (32,244)               -           32,244                -                -
Long-term debt repaid.......................        (341,768)               -                -                -         (341,768)
Capital contributions by partners...........               -                -          357,209                -          357,209
                                              --------------   --------------   --------------   --------------   --------------
                                                       8,866                -          389,453                -          398,319
                                              --------------   --------------   --------------   --------------   --------------

Change in cash position.....................          (1,915)              63           62,169                -           60,317
Foreign currency translation gain...........              14                -                -                -               14
Cash position, beginning of period..........               -                -                -                -                -
                                              --------------   --------------   --------------   --------------   --------------
Cash position, end of period................  $       (1,901)  $           63   $       62,169   $            -   $       60,331
                                              ==============   ==============   ==============   ==============   ==============

Cash position consists of:
Cash and cash equivalents...................               -               63           62,169           (1,901)          60,331
Bank indebtedness...........................          (1,901)               -                -            1,901                -
                                              --------------   --------------   --------------   --------------   --------------
Cash position, end of period................  $       (1,901)  $           63   $       62,169   $            -   $       60,331
                                              ==============   ==============   ==============   ==============   ==============

         The Canadian-US GAAP differences related to this financial information are described in the notes to the financial statements of the consolidating entities.

         LCL's consolidated financial information presented above includes its subsidiaries, Luscar Ltd. and 3718492 Canada Inc. Separate condensed consolidating information for these subsidiaries is not presented because LCL has no independent assets or operations. The subsidiaries' guarantees are full and unconditional and joint and several and any subsidiaries other than the subsidiary guarantors are minor.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except for per unit amounts)

21.      SUBSEQUENT EVENT

On January 13, 2003, LEP agreed to transfer substantially all of its metallurgical coal assets to Fording Canadian Coal Trust ("Fording Trust"). On February 28, 2003, LEP made a distribution of $15,000 in cash and LEP's interests in Luscar mine, Cheviot project, Neptune Bulk Terminals (Canada) Ltd., and certain non-producing metallurgical coal properties. The partners of LEP immediately transferred these assets to Fording Trust for 221 trust units plus a cash payment for working capital balances. Also on February 28, 2003, LEP transferred its 50% joint venture interest in Line Creek mine to Fording Trust for 2,979 trust units plus a cash payment for working capital balances.

Revenue, gross margin, total assets and capital expenditures for transferred metallurgical coal assets and ongoing thermal operations are as follows:

                                                                                               YEAR              PERIOD
                                                                                               ENDED              ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Revenue
    Thermal...........................................................................     $     443,066     $       298,120
    Metallurgical.....................................................................           154,048             110,779
                                                                                           -------------     ---------------
                                                                                           $     597,114     $       408,899
                                                                                           =============     ===============

Operating margin
    Thermal...........................................................................     $     114,358     $        88,165
    Metallurgical.....................................................................            13,740              13,296
                                                                                           -------------     ---------------
                                                                                           $     128,098     $       101,461
                                                                                           =============     ===============

Capital expenditures
    Thermal...........................................................................     $      48,300     $        14,458
    Metallurgical.....................................................................             2,735               2,147
                                                                                           -------------     ---------------
                                                                                           $      51,035     $        16,605
                                                                                           =============     ===============

                                                                                               AS AT              AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
Total assets
    Thermal...........................................................................     $   1,428,305     $     1,482,483
    Metallurgical.....................................................................           137,599             130,048
                                                                                           -------------     ---------------
                                                                                           $   1,565,904     $     1,612,531
                                                                                           =============     ===============

On March 25, 2003, LCL announced that production would be suspended at the Obed Mountain mine. Costs associated with the suspension of operations are estimated at $6,300.

Consolidated Financial Statements

LUSCAR COAL LTD.

DECEMBER 31, 2002 AND 2001

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Luscar Coal Ltd.

         We have audited the consolidated balance sheets of Luscar Coal Ltd. as at December 31, 2002 and 2001 and the consolidated statements of deficit, loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada
February 4, 2003 except as to Note 22
which is as of March 31, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

            COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

         In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements have been restated, such as the restatement described in Note 20 to the consolidated financial statements of Luscar Coal Ltd. Our report to the Shareholders of Luscar Coal Ltd. dated February 4, 2003, except as to Note 22 which is March 31, 2003, is expressed in accordance with Canadian reporting standards, which do not require a reference to such events in the auditors' report when the restatement is properly accounted for and adequately disclosed in the financial statements. As discussed in Note 2 to the consolidated financial statements, in 2001 Luscar Coal Ltd. Implemented changes in revenue recognition, coal inventory and exploration and development cost accounting principles.

Edmonton, Canada
February 4, 2003 except as to Note 22
which is as of March 31, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

LUSCAR COAL LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                               AS AT             AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------     ---------------
(in thousands of Canadian dollars)
ASSETS
Current
    Cash and cash equivalents.........................................................     $       6,894     $            10
    Accounts receivable...............................................................            61,992              92,384
    Income taxes recoverable..........................................................             1,464               6,300
    Inventories [note 3]..............................................................            86,072              70,337
    Overburden removal costs..........................................................            29,404              28,225
    Prepaid expenses..................................................................             4,366               4,786
    Due from related parties [note 14]................................................             5,040              32,244
                                                                                           -------------     ---------------
                                                                                                 195,232             234,286
Capital assets [note 4]...............................................................         1,321,906           1,406,274
Other assets [note 5].................................................................            23,093              26,703
                                                                                           -------------     ---------------
                                                                                           $   1,540,231     $     1,667,263
                                                                                           =============     ===============

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
    Bank indebtedness.................................................................     $           -     $         1,911
    Trade accounts payable and accrued charges........................................            36,462              39,584
    Accrued interest payable..........................................................             8,824               9,970
    Accrued payroll and employee benefits.............................................             8,879              12,671
    Income taxes payable..............................................................             1,421               1,105
    Current portions of
         Long-term debt [note 6]......................................................            24,837               2,980
         Financial instruments [note 18]..............................................             2,941               2,822
         Accrued reclamation costs [note 7]...........................................            17,392              21,002
         Future income taxes [note 13]................................................             3,335               2,800
    Due to related party [note 14]....................................................               245                 245
                                                                                           -------------     ---------------
                                                                                                 104,336              95,090
Accrued pension benefit obligation....................................................             5,627                   -
Long-term debt [note 6]...............................................................           484,780             517,632
Subordinated notes due to LCIF [note 8]...............................................           642,969             642,969
Financial instruments [note 18].......................................................                 -               2,823
Accrued reclamation costs [note 7]....................................................            28,052              30,843
Future income taxes [note 13].........................................................           419,293             468,822
                                                                                           -------------     ---------------
                                                                                               1,685,057           1,758,179
                                                                                           -------------     ---------------
SHAREHOLDERS' DEFICIT
    Share capital [note 9]............................................................            14,191              14,191
    Deficit...........................................................................          (159,017)           (105,107)
                                                                                           -------------     ---------------
                                                                                                (144,826)            (90,916)
                                                                                           -------------     ---------------
                                                                                           $   1,540,231     $     1,667,263
                                                                                           =============     ===============

See accompanying notes

LUSCAR COAL LTD.

                       CONSOLIDATED STATEMENTS OF DEFICIT

                                                                         YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                                        DECEMBER 31       DECEMBER 31       DECEMBER 31
                                                                           2002              2001              2000
                                                                        -----------       -----------       -----------
                                                                                                            (restated)
(in thousands)                                                                                               (note 2)
Deficit, beginning of year, as previously reported ..............        $(105,107)        $ (94,235)          (69,843)
Adjustment to reflect adoption of liability method of accounting
     for income taxes [note 2]...................................                -                 -              (380)
Adjustment to reflect change in accounting policy for revenue
     recognition and coal inventory [note 2].....................                -                 -               921
Adjustment to reflect change in accounting policy for exploration
     and development expenditures [note 2].......................                -                 -             2,187
                                                                         ---------         ---------         ---------
Deficit, beginning of year, as restated..........................         (105,107)          (94,235)          (67,115)
Net loss.........................................................          (53,910)          (10,872)          (27,120)
                                                                         ---------         ---------         ---------
Deficit, end of year.............................................        $(159,017)        $(105,107)          (94,235)
                                                                         =========         =========         =========

See accompanying notes

LUSCAR COAL LTD.

                         CONSOLIDATED STATEMENTS OF LOSS

                                                               YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                              DECEMBER 31       DECEMBER 31       DECEMBER 31
                                                                  2002              2001              2000
                                                              -----------       -----------       -----------
                                                                                                   (restated)
(in thousands of Canadian dollars)                                                                  (note 2)
REVENUE .................................................      $ 595,633         $ 635,534         $ 657,052
EXPENSES AND OTHER INCOME
     Cost of sales ......................................        469,016           484,843           534,286
     Selling, general and administrative expenses .......         13,619            14,538            14,733
     Take-over response costs ...........................              -             9,875                 -
     Depreciation and amortization [notes 4 and 5] ......         93,774           100,023           105,941
     Write-down of capital assets [note 4] ..............         42,791                 -            45,808
     Foreign currency translation (gain) loss [note 10]..         (4,021)            8,415                 -
     Interest expense [note 11] .........................         86,028            89,148            63,642
     Other income [note 12] .............................         (4,070)           (1,660)           (1,953)
                                                               ---------         ---------         ---------
LOSS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST ...       (101,504)          (69,648)         (105,405)
Income tax recovery [note 13] ...........................        (47,594)          (58,776)          (45,472)
                                                               ---------         ---------         ---------
LOSS BEFORE NON-CONTROLLING INTEREST ....................        (53,910)          (10,872)          (59,933)
Non-controlling interest [note 19] ......................              -                 -            32,813
                                                               ---------         ---------         ---------
NET LOSS ................................................      $ (53,910)        $ (10,872)        $ (27,120)
                                                               =========         =========         =========

See accompanying notes

LUSCAR COAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                                   2002            2001           2000
                                                                -----------    -----------    -----------
                                                                                              (restated)
(in thousands of Canadian dollars)                                                             (note 2)
OPERATING ACTIVITIES
Net loss .................................................       $ (53,910)     $ (10,872)     $ (27,120)
Non-cash items:
     Depreciation and amortization [notes 4 and 5] .......          93,774        100,023        105,941
     Write-down of capital assets [note 4] ...............          42,791              -         45,808
     Future income taxes [note 13] .......................         (48,994)       (59,151)       (47,569)
     Pension expense in excess of funding ................          10,158              -              -
     Accrued reclamation costs [note 7] ..................          (6,401)        (4,400)         5,669
     Foreign currency translation (gain) loss [note 10]...          (3,453)         8,272              -
     Interest income earned on sinking funds [note 11]....          (4,215)        (5,009)        (3,813)
     Financial instruments [note 18] .....................          (2,704)         5,644        (11,290)
     (Gain) loss on disposal of capital assets ...........          (1,242)           168            182
     Other ...............................................               1              -              -
Change in non-cash working capital [note 17] .............          10,990          3,348        (16,442)
                                                                 ---------      ---------      ---------
                                                                    36,795         38,023         18,553
                                                                 ---------      ---------      ---------

INVESTING ACTIVITIES
Capital asset purchases ..................................         (51,035)       (27,938)       (17,822)
Proceeds on the sale of interest in Line Creek mine ......               -              -         56,726
Proceeds on disposal of capital assets ...................           1,894            508          3,349
Other investments ........................................          (1,096)         1,602         (1,172)
                                                                 ---------      ---------      ---------
                                                                   (50,237)       (25,828)        41,081
                                                                 ---------      ---------      ---------

FINANCING ACTIVITIES
Operating line of credit .................................               -        (45,434)         1,244
Deferred financing costs incurred ........................          (1,640)       (16,959)             -
Long-term debt issued ....................................               -        429,660         13,341
Due to (from) related party [note 14] ....................          27,204       (349,271)             -
Repayments of long-term debt .............................          (3,095)       (32,244)       (74,736)
                                                                 ---------      ---------      ---------
                                                                    22,469        (14,248)       (60,151)
                                                                 ---------      ---------      ---------

Change in cash position ..................................           9,027         (2,053)          (517)
Foreign currency translation (loss) gain [note 10] .......            (232)           143              -
Cash position, beginning of period .......................          (1,901)             9            526
                                                                 ---------      ---------      ---------
Cash position, end of period .............................       $   6,894      $  (1,901)     $       9
                                                                 =========      =========      =========

Interest paid ............................................       $  94,432      $ 100,404      $  69,750
Income taxes paid (recovered) ............................       $   2,159      $  (2,030)     $   2,604

See accompanying notes

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

1.       ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

         Luscar Coal Ltd. ("LCL") owns and operates surface coal mines in western Canada and also operates a surface coal mine owned by a third party.

         Since May 11, 2001, Luscar Energy Partnership ("LEP", formerly known as Sherritt Coal Partnership) has controlled LCL, through its wholly owned subsidiary, Luscar Coal Income Fund ("LCIF"), which holds all of the common shares, special shares and subordinated notes of LCL and its wholly owned subsidiary, Luscar Ltd. Prior to May 11, 2001, Luscar Management Corporation ("LMC"), a company wholly owned by the senior management of LCL., had owned the common shares of LCL and LCIF held the special shares and subordinated notes. Before LEP acquired control of LCIF on May 11, 2001, LCIF was a broadly distributed, publicly traded income fund and LCL., LCIF and LMC were parties to a unanimous shareholders agreement. That agreement governed the operation of Luscar Ltd. and provided that LCIF had representation on the Luscar Ltd. Board of Directors and that 98 percent of Luscar Ltd.s free cash flow, after debt servicing costs and replacement capital needs, was paid to LCIF.

         On March 8, 2001, LEP formally offered to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. As at June 30, 2001, LEP held all issued and outstanding securities of LCIF. The acquisition has been accounted for as if LEP acquired full ownership of LCIF effective May 11, 2001. During the course of the acquisition, LCIF acquired the common shares of LCL for one dollar pursuant to the unanimous shareholders' agreement. The consolidated financial statements for LEP include the results of LCL subsequent to May 11, 2001. These consolidated financial statements as at and for the year ended December 31, 2001 do not include adjustments to the carrying values of LCL's assets, liabilities, earnings or cash flows resulting from or indicated by the acquisition of control of LCIF by LEP or of LCL by LCIF.

2.       ACCOUNTING POLICIES

         LCL's financial statements have been prepared following Canadian generally accepted accounting principles. As described in Note 20, these principles differ in certain respects from generally accepted accounting principles in the United States. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the following notes, should be considered an integral part of the financial statements.

USE OF ESTIMATES

         In preparing LCL's financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

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

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of LCL and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method, whereby consolidated accounts include LCL's share of joint venture assets, liabilities, revenues, expenses and cash flows.

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

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

CAPITAL ASSETS

         Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

Mining properties ............        3 - 40 years
Plant and buildings ..........        5 - 40 years
Equipment ....................        3 - 35 years

         Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines, properties under development, and properties held for future development. Mine development costs incurred to access reserves at producing mines and properties under development are capitalized when incurred, to be amortized over the life of such reserves. Ongoing pre-development costs related to properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs. Acquisition costs for mining properties to be held for future development are capitalized.

         The carrying values of mining properties are periodically reviewed using projected undiscounted cash flows and any resulting write-downs are charged to earnings at the time of determination.

         Interest on funds borrowed to construct capital assets is capitalized if the construction period exceeds one year. Repair and maintenance costs related to capital assets are expensed as incurred.

DEFERRED FINANCING COSTS

         Financing costs incurred to arrange credit facilities are deferred and amortized on a straight-line basis over the period to maturity of the related debt.

INCOME TAXES

         LCL follows the liability method of tax allocation in accounting for income taxes. Under this method, future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which recovery or settlement of temporary differences is expected. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.

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

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

POST EMPLOYMENT BENEFITS

         The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

         LCL uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five-year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

         Effective January 1, 2000, LCL adopted the requirements of The Canadian Institute of Chartered Accountants' (CICA) Section 3461, Employee Future Benefits in accounting for its post employment benefit programs. As permitted under these rules, these requirements have been adopted on a prospective basis. Transitional assets and liabilities that arose from such prospective application are being amortized on a straight-line basis:

         - in the case of active defined benefit pension plans, over the average remaining service period of active employees;

         - in the case of inactive defined benefit pension plans, over the average remaining life expectancy of the plan members; and

         - in the case of defined benefit plans, other than pensions, over a ten-year period from the transition date.

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

Currency Risk

         Forward currency exchange contracts were utilized to manage the risk associated with future revenue flows denominated in United States dollars. Revenue matched to such forward currency exchange contracts is recorded at the related contract exchange rates in the period the contracts are settled. Since the foreign exchange contracts expired during the year, LCL is exposed to foreign exchange fluctuations on its United States dollar denominated sales and interest expense on its Senior Notes.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

Credit Risk

         The Company provides credit to its customers in the normal course of its operation. Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

Interest Rate Risk

         The long-term debt bears fixed interest rates and consequently, the cash flow exposure is not significant.

DERIVATIVE FINANCIAL INSTRUMENTS

         LCL no longer enters into derivative financial instruments for foreign currency, interest and energy. LCL assumed certain derivative financial instruments as part of its acquisition of LCIF effective May 11, 2001 as disclosed in note 18. As at December 31, 2002 certain financial instruments were outstanding as disclosed in note 18.

CHANGES IN ACCOUNTING POLICIES

(A)      REVENUE RECOGNITION AND COAL INVENTORY VALUATION

         During 2001, LCL reviewed its revenue recognition and coal inventory valuation accounting policies in the context of U.S. SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (`SAB 101"). In accordance with the guidance of SAB 101 and the February 2001 Ontario Securities Commission Staff Notice 52-701 regarding revenue recognition, LCL changed its revenue recognition and coal inventory valuation accounting policies. Previously, LCL recognized revenue when coal was shipped from the minesite, either directly to the customer or to port facilities, provided that contractual sales commitments were in place.

         LCL recognizes revenue when title passes to the customer. Furthermore, LCL previously recorded coal inventory at production cost including direct variable overhead, and in the case of coal inventory held at port terminal facilities, at its net realizable value in accordance with its previous revenue recognition policy. LCL now records coal inventory at production cost which includes direct and allocable indirect overhead and in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

         These changes in policy have been adopted retroactively and the consolidated balance sheet at December 31, 2000 and the consolidated statement of earnings, deficit and cash flows for the year ended December 31, 2000 has been restated accordingly. The effect of these changes in accounting policies is summarized as follows:

Balance sheet

                                                      AS AT
                                                   DECEMBER 31
                                                       2000
                                                   -----------
Increase (decrease) in:
   Coal settlements receivable ..............        $(24,247)
   Inventory ................................          29,046
   Future income taxes ......................           1,624
   Non-controlling interest .................           2,159
   Deficit ..................................          (1,016)

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

Statement of earnings

                                                 YEAR ENDED
                                                 DECEMBER 31
                                                     2000
                                                 -----------
Increase (decrease) in earnings:
   Revenue ..................................       $  38
   Cost of sales ............................         320
   Income tax recovery ......................        (121)
   Non-controlling interest .................        (142)
   Loss for the period ......................          95

(B)      EXPLORATION AND DEVELOPMENT COSTS

         During 2001, LCL changed its accounting policies for exploration and development costs related to properties held for future development. Previously, LCL capitalized all costs related to properties held for future development including property acquisition costs, lease payments, drilling and other exploration related costs. Such costs were reclassified as mining properties when mine development commenced. Costs related to uneconomic properties held for future development were charged to earnings in the year of determination.

         Costs related to properties held for future development are expensed as incurred, including property carrying costs, lease payments drilling and other exploration costs, and other pre-development costs. Acquisition costs for properties held for future development are capitalized and the carrying values of acquired properties are periodically received using projected undiscounted cash flows. Any resulting write-downs are charged to earnings at the time of determination.

         This change in accounting policy has been adopted retroactively and the consolidated balance sheet at December 31, 2000 and the consolidated statement of earnings, deficit and cash flows for the year ended December 31, 2000, have been restated accordingly. The effect of this change in accounting policy is summarized as follows:

Balance sheet

                                                                AS AT
                                                             DECEMBER 31
                                                                 2000
                                                             -----------
Increase (decrease) in:
   Capital assets - deferred exploration ..............        $(19,913)
   Capital assets - non-producing properties ..........           1,760
   Future income taxes ................................          (8,544)
   Non-controlling interest ...........................          (8,419)
   Deficit ............................................           1,090

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

Statement of earnings

                                                                       YEAR ENDED
                                                                      DECEMBER 31
                                                                         2000
                                                                      -----------
Increase (decrease) in earnings:
     Cost of sales .............................................        $(1,528)
     Write-down and loss on disposal of capital assets .........            935
     Income tax recovery .......................................            268
     Non-controlling interest ..................................         (2,952)
     Loss for the period .......................................         (3,277)

3.       INVENTORIES

                                       AS AT          AS AT
                                    DECEMBER 31    DECEMBER 31
                                       2002           2001
                                    -----------    -----------
Coal at mine .................        $38,976        $27,840
Coal at port .................         16,557         14,157
Mine supplies ................         30,539         28,340
                                      -------        -------
                                      $86,072        $70,337
                                      =======        =======

4.       CAPITAL ASSETS

                                                   AS AT DECEMBER 31, 2002             AS AT DECEMBER 31, 2001
                                                -----------------------------       -----------------------------
                                                                 ACCUMULATED                         ACCUMULATED
                                                                 DEPRECIATION                        DEPRECIATION
                                                                     AND                                  AND
                                                   COST          AMORTIZATION          COST          AMORTIZATION
                                                ----------       ------------       ----------       ------------
Producing mining properties ............        $1,520,979        $  508,996        $1,515,501        $  423,642
Plant and buildings ....................            71,522            40,465            69,684            29,767
Equipment ..............................           419,135           160,329           386,337           132,153
Equipment under capital lease ..........            12,586             6,024            10,922             4,106
Non-producing mining properties ........            14,008               510            13,573                75
                                                ----------        ----------        ----------        ----------
                                                $2,038,230        $  716,324        $1,996,017        $  589,743
                                                ----------        ----------        ----------        ----------
Net book value .........................                 $1,321,906                          $1,406,274
                                                         ==========                          ==========

         Depreciation and amortization provided in the accounts amounted to $91,959 and $92,369 for the years ended December 31, 2002 and 2001, respectively.

         As at December 31, 2002, LCL reviewed the carrying value of mining properties. Management determined that reductions in export thermal coal prices have impaired the carrying value of certain assets related to the Company's Coal Valley and Obed Mountain mines. The carrying values of these assets have been reduced by $42,791.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

5.       OTHER ASSETS

                                                                          AS AT          AS AT
                                                                       DECEMBER 31    DECEMBER 31
                                                                           2002          2001
                                                                       -----------    -----------
Deferred financing costs, net of accumulated amortization .......        $16,337        $16,513
Defined benefit pension plans ...................................              -          4,531
Investments and other assets ....................................          6,756          5,659
                                                                         -------        -------
                                                                         $23,093        $26,703
                                                                         =======        =======

         Deferred financing costs are amortized over the term of the related financing. Amortization of deferred financing costs in the amount of $1,815 and $7,654 was provided for the years ended December 31, 2002 and 2001 respectively.

         Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

         LCL sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. LCL has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LCL uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LCL has no other retirement or post-employment benefits.

         The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2002:

Expected long-term rate of return on plan assets ................                 7.00%
Discount rate on pension obligations ............................                 7.00%
Rate of compensation increases ..................................          3.50 - 4.50%
Average remaining service period of active employees ............        10 - 15 years

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

         LCL's net pension plan expense is as follows:

                                                                       YEAR ENDED        YEAR ENDED
                                                                      DECEMBER 31       DECEMBER 31
                                                                          2002              2001
                                                                      -----------       ------------
Current service cost - defined benefit..............................   $     1,577      $      2,267
                     - defined contribution.........................         6,133             5,755
Interest cost.......................................................         3,362             3,293
Expected return on plan assets......................................        (3,822)           (3,850)
Amortization of net transitional obligation.........................         6,406                56
Amortization of net actuarial loss..................................            24                 -
Loss on plan settlement.............................................             -             2,672
Provision for loss on plan transfer.................................         3,541                 -
Increase in valuation allowance at end of year......................           223               931
                                                                       -----------      ------------
Net pension plan expense............................................   $    17,444      $     11,124
                                                                       ===========      ============

           Information about LCL's defined pension benefit plans, in aggregate, is as follows:

Accrued benefit obligation
     Balance, beginning of year.....................................   $    47,228      $     49,311
     Current service costs..........................................         1,577             2,267
     Interest cost..................................................         3,362             3,293
     Benefits paid..................................................        (1,565)           (7,305)
     Actuarial loss (gain)..........................................         2,081            (1,195)
     Sale of interest in Line Creek mine............................             -               857
                                                                       -----------      ------------
     Balance, end of year...........................................        52,683            47,228
                                                                       -----------      ------------
Plan assets
     Fair value, beginning of year..................................        55,150            57,983
     Actual return on plan assets...................................        (6,137)            1,073
     Employer contributions.........................................           481             2,542
     Benefits paid..................................................        (1,565)           (7,305)
     Sale of interest in Line Creek mine............................             -               857
                                                                       -----------      ------------
     Fair value, end of year........................................        47,929            55,150
                                                                       -----------      ------------
Funded status - (deficiency) surplus................................        (4,754)            7,922
     Unamortized net actuarial loss (gain)..........................         9,388              (487)
     Unamortized net transitional asset.............................        (9,107)           (1,973)
                                                                       ------------     -------------
Accrued benefit pension (liability) asset...........................   $    (4,473)     $      5,462
     Valuation allowance............................................        (1,154)             (931)
                                                                       ------------     ------------
Net accrued benefit pension (liability) asset.......................   $    (5,627)     $      4,531
                                                                       ===========      ============

         Included in the above are defined benefit pension plans with accrued benefit obligations in excess of plan assets as follows:

                                               YEAR ENDED     YEAR ENDED
                                              DECEMBER 31    DECEMBER 31
                                                  2002           2001
                                              -----------    -----------
Accrued benefit obligation .............        $37,620        $18,148
Fair value of plan assets ..............         29,421         16,498
                                                -------        -------
Funded status - deficit ................        $ 8,199        $ 1,650
                                                =======        =======

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

         During 2002, LCL settled its obligations for all the former employees participating in defined benefit pension plans and a provision for loss on plan transfer of $3,541 is included in pension expense, as disclosed above.

6.       LONG-TERM DEBT

                                                                                          AS AT             AS AT
                                                                                       DECEMBER 31       DECEMBER 31
                                                                                          2002               2001
                                                                                       -----------       -----------
Senior Notes, at issue date ....................................................        $ 429,660         $ 429,660
Cumulative foreign currency translation loss since issue date [note 10] ........            4,730             8,415
                                                                                        ---------         ---------
Senior Notes, at balance sheet date ............................................          434,390           438,075
                                                                                        ---------         ---------

12.75% promissory note, due May 18, 2003 .......................................           45,000            45,000
Less sinking fund ..............................................................          (22,930)          (21,214)
                                                                                        ---------         ---------
                                                                                           22,070            23,786
                                                                                        ---------         ---------

9.625% promissory note, due December 30, 2004 ..................................           89,300            89,300
Less sinking fund ..............................................................          (41,999)          (38,158)
                                                                                        ---------         ---------
                                                                                           47,301            51,142
                                                                                        ---------         ---------

Capital lease obligations ......................................................            5,856             7,609
                                                                                        ---------         ---------

Long-term debt .................................................................          509,617           520,612
Current portion of long-term debt ..............................................          (24,837)           (2,980)
                                                                                        ---------         ---------
                                                                                        $ 484,780         $ 517,632
                                                                                        =========         =========

SENIOR NOTES

         On October 10, 2001, LCL issued US$275,000 of 9.75% senior notes due October 15, 2011 ("Senior Notes"). The proceeds of $429,660 from the Senior Notes were used to repay all of LCL's existing bank credit facilities of $349,271, the underwriting fees of $16,957 related to the offering, and the balance of $63,432 was retained to finance LCL's ongoing operating and capital requirements. Concurrently, LCL arranged a $100,000 credit facility ("Senior Credit Agreement") with a syndicate of Canadian chartered banks, under which letters of credit totaling $62,000 were issued at that time to replace letters of credit which had been issued under LCL's bank credit facilities.

         The Senior Notes bear interest at 9.75% per annum, which is payable semi-annually commencing April 15, 2002 until the principal amount becomes due on October 15, 2011. The Senior Notes are LCL's senior unsecured obligations and will rank equally with all of LCL's senior unsecured obligations. Each of LEP, LCIF and all of LCL's current and future material subsidiaries unconditionally guarantee the Senior Notes, jointly and severally. The obligations of the guarantors are unsecured and will rank equally with all other senior unsecured indebtedness of the guarantors.

         Under the provisions of the Senior Notes, additional amounts will be payable if payments made by LCL or the guarantors are subject to withholding or deduction for taxes. The additional amounts will be sufficient such that the net amount received by the holders of the Senior Notes will not be less than the amount the holder would have

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

received if such taxes had not been withheld or deducted. In the event that LCL is obligated to make such deductions or withholdings, LCL will have the option to redeem the Senior Notes for the principal amount.

         LCL has the option to redeem all or a portion of the Senior Notes after October 15, 2006 at a redemption price of 104.875% of the principal amount, declining to 103.250% after October 15, 2007, to 101.625% after October 15, 2008 and at par after October 15, 2009. Prior to October 15, 2006, LCL has the option to redeem all or a portion of the Senior Notes for the principal amount plus an applicable premium equal to the greater of 1% of the principal amount and the excess of: (i) the net present value, at the redemption date, of the redemption price of 104.875% on October 15, 2006 together with all required interest payments through October 15, 2006, computed using a discount rate equal to the yield to maturity of United States Treasury securities maturing on or about October 15, 2006, plus 50 basis points; over (ii) the principal amount of the Senior Notes. On or before October 15, 2004 LCL may redeem up to 35% of the Senior Notes at 109.75% of the principal amount with the net cash proceeds of specified sales of common equity interests. Upon the occurrence of a change in control, the holders of Senior Notes may require LCL to purchase the Senior Notes for 101% of the principal amount. To the extent there are excess proceeds from specified types of asset sales, LCL or the holders of Senior Notes may elect to redeem or repurchase a portion of the Senior Notes at 100% of the principal amount.

         The indenture under which the Senior Notes were issued contains covenants which restrict the ability of LCL and the guarantors to (i) incur additional indebtedness and issue equity; (ii) make investments; (iii) declare or pay dividends or other distributions; (iv) incur payment restrictions that other parties may impose; (v) conduct transactions with affiliates; (vi) make asset sales or use proceeds from permitted asset sales; (vii) incur liens; and
(viii) consolidate or merge with, or into, or transfer all or substantially all of an entity's assets, to another person.

         The estimated fair value of the Senior Notes as at December 31, 2002 and 2001 is $465,319 and $453,408 respectively based on quoted market values.

SENIOR CREDIT AGREEMENT

         The Senior Credit Agreement with a syndicate of Canadian chartered banks consists of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base which includes accounts receivable, coal inventory and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins which range from 0.25% to 1.25% depending on LCL's ratio of debt to operating earnings before depreciation and amortization. To date, there have been no advances made under this facility and $62,499 of letters of credit, providing reclamation security, have been issued. The lenders have the right to convert the facility to a demand facility until LEP's fixed charge coverage ratio, calculated on a rolling 12 month basis, exceeds 2.50. In October 2002, the Senior Credit Agreement was renewed until October 4, 2003 under the same terms and conditions.

BANK CREDIT FACILITIES

         At December 31, 2000, LCL was indebted to a Canadian chartered bank for $375,750, which included drawings of $29,500 under an operating line of credit and $346,250 of non-revolving term credit facilities. LCL made principal repayments of $5,000 on each of March 31, June 30 and September 30, 2001 and repaid all amounts outstanding under these bank credit facilities using the proceeds from the Senior Notes on October 10, 2001. Letters of credit issued under the operating line of credit were cancelled on October 10, 2001 and replaced with letters of credit issued under the Senior Credit Agreement.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

PROMISSORY NOTES

         The promissory notes were issued to finance the acquisition of a dragline and the Poplar River mine in conjunction with long-term coal supply agreements with a Crown corporation. A chattel mortgage on the dragline secures the 12.75% promissory note and the assets, rights and agreements related to the Poplar River mine secure the 9.625% promissory note. The promissory notes and the acquired assets are integral to the coal supply agreements and amounts paid to LCL for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory notes. At maturity, LCL is obligated to repay the promissory notes, net of related sinking funds. Under the provisions of the coal supply agreements, the Crown corporation will immediately reimburse LCL for the net repayment as a component of the coal price. LCL is required to make annual sinking fund payments of $450 on the 12.75% promissory note and $893 on the 9.625% promissory note.

         The sinking funds, which are held by the note trustee as collateral for the promissory notes, are primarily invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at December 31, 2002 and December 31, 2001 were $70,267 and $62,213 respectively.

         On May 18, 2003 the promissory note for $45 million at 12.75% becomes due and payable. Under the terms of a coal supply agreement, the projected $21,000 excess of the principal amounts over the sinking fund balance, is recoverable from the Crown corporation and will be included in other income in 2003. At December 31, 2002, the $22,070 excess of the principal amount over the sinking fund balance is included in the current portion of long-term debt.

CAPITAL LEASE OBLIGATIONS

         Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest.

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                      AS AT DECEMBER 31, 2002
                                                          -------------------------------------------
                                                                                           CAPITAL
                                                              SENIOR       PROMISSORY       LEASE
                                                              NOTES          NOTES        OBLIGATIONS
                                                          ------------    ------------    -----------
2003....................................................  $          -    $     22,964    $     2,201
2004....................................................             -          46,407          2,381
2005....................................................             -               -          1,844
2006....................................................             -               -              -
2007 and thereafter.....................................       434,390               -              -
                                                          ------------    ------------    -----------
                                                          $    434,390    $     69,371          6,426
                                                          ============    ============
Less interest included therein..........................                                          570
                                                                                          -----------
Present value of minimum capital lease payments.........                                  $     5,856
                                                                                          ===========

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

7.       ACCRUED RECLAMATION COSTS

                                                   YEAR            YEAR
                                                  ENDED           ENDED
                                               DECEMBER 31      DECEMBER 31
                                                  2002             2001
                                               -----------      -----------
Balance, beginning of year .............        $ 51,845         $ 56,245
Reclamation cost provision .............          14,552           14,698
Expenditures incurred ..................         (20,953)         (19,098)
                                                --------         --------
Balance, end of year ...................          45,444           51,845
Current portion ........................          17,392           21,002
                                                --------         --------
                                                $ 28,052         $ 30,843
                                                ========         ========

8.       SUBORDINATED NOTES DUE TO LCIF

                                                             AS AT           AS AT
                                                          DECEMBER 31      DECEMBER 31
                                                             2002             2001
                                                          -----------      -----------
7.5% subordinated notes, due October 1, 2027 ..........     $292,969        $292,969
12.5% subordinated notes, due December 31, 2026 .......      350,000         350,000
                                                            --------        --------
                                                            $642,969        $642,969
                                                            ========        ========

         Interest on the subordinated notes is payable quarterly. Effective October 1, 1999, LCL and LCIF agreed to reduce the interest rate on the subordinated notes until LCL's ratio of senior debt to operating earnings before depreciation and amortization is less than 3 to 1 for two consecutive calendar quarters. The effective interest rate under the subordinated notes is determined by multiplying the coupon interest rate by an interest rate adjustment factor. This factor is calculated by dividing LCL's forecast distributable cash for the year by the interest amount otherwise payable under the subordinated notes. The interest rate adjustment factor averaged 0.4834 for the year ended December 31, 2002 (0.6292 for the year ended December 31, 2001)

         Except as otherwise provided, the subordinated notes are not redeemable or repayable prior to maturity. LCL has the option to elect to satisfy its obligation to repay the subordinated notes on maturity by the issue of equity securities of LCL having a value equal to the outstanding subordinated notes.

         From time to time beginning in 2017, LCL and LCIF will jointly review LCL's remaining coal resources, the economic conditions relating to the coal industry and the business prospects of LCL. If either party is of the opinion that LCL would be unable to refinance the subordinated notes upon maturity on similar terms and conditions, then LCL shall commence principal repayments such that the subordinated notes are fully repaid upon maturity. In that event, LCL's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends on its common and special shares.

         In the event that restrictions under the Business Corporations Act (Alberta) preclude LCL from distributing its available cash in the form of dividends or return of capital, LCL may make principal repayments on the 7.5% subordinated notes. Such principal repayments may not exceed the amounts LCL would have distributed in the form of dividends or return of capital, were it not for such restrictions.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

         The note indenture enables LCL to redeem certain of the 7.5% subordinated notes before maturity if the holder of such notes is indebted to LCL by offsetting the amount of such indebtedness against the principal amount of the 7.5% subordinated notes redeemed.

         As discussed in Note 1, LCL became a wholly owned subsidiary of LCIF, which acquired all of LCL's common shares pursuant to the unanimous shareholders' agreement.

9.       SHARE CAPITAL

AUTHORIZED

         Authorized share capital consists of an unlimited number of common shares and an unlimited number of non-voting special shares. Special shares are entitled to receive a dividend per share equal to 2.5 times the amount of any dividend paid per common share. In the event of dissolution of LCIF, the special shares are convertible into common shares on a one for one basis. The holders of special shares are entitled to share equally with the holders of common shares in any distribution of assets upon liquidation, dissolution or winding up of LCL or other distribution of LCL's assets among its shareholders.

ISSUED

         The issued share capital consists of 1,000 common shares, issued for aggregate consideration of one dollar, and 7,600 special shares, issued for aggregate consideration of $14,191. There was no change in the share capital during the years ended December 31, 2002 and 2001.

10.      FOREIGN CURRENCY TRANSLATION

         Foreign current translation gains and losses consist of the following:

                                                                      YEAR           YEAR
                                                                     ENDED          ENDED
                                                                  DECEMBER 31     DECEMBER 31
                                                                      2002           2001
                                                                  -----------     -----------
Foreign currency translation (gain) loss on
     Senior Notes ..........................................        $(3,685)        $ 8,415
     US dollar cash balances ...............................            232            (143)
     Working capital balances ..............................           (568)            143
                                                                    -------         -------
                                                                    $(4,021)        $ 8,415
                                                                    =======         =======

         In 2001, foreign currency translation gains and losses on US dollar cash balances and other working capital balances were included in other income. Foreign currency translation gains and losses and other income has been reclassified to conform to the current disclosure.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

11.      INTEREST EXPENSE

         Interest expense consists of the following:

                                                         YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                         DECEMBER 31      DECEMBER 31      DECEMBER 31
                                                            2002             2001             2000
                                                         -----------      -----------      -----------
Senior Notes .....................................        $ 42,092         $  9,492         $      -
Promissory notes net of sinking fund interest ....          10,117            9,323           10,520
Financial instruments ............................             330            5,644                -
Capital Leases ...................................             252              292            1,105
Operating line of credit .........................             365            1,895            2,319
Long-term bank debt ..............................           3,004           25,432           40,255
Income tax reassessments .........................          (1,799)          (3,124)              77
Retroactive Boundary Dam contract settlement .....               -           (2,083)               -
Other ............................................            (102)             (98)          (1,834)
                                                          --------         --------         --------
Other interest ...................................          54,259           46,773           52,442
Subordinated notes ...............................          31,769           42,375           11,200
                                                          --------         --------         --------
                                                          $ 86,028         $ 89,148         $ 63,642
                                                          ========         ========         ========

         Interest expense on promissory notes for the years ended December 31, 2002, 2001 and 2000 is net of $4,215, $5,009 and $3,813, respectively, in income earned on the related sinking fund assets.

12.      OTHER INCOME

Other income consists of the following:

                                                        YEAR ENDED       YEAR ENDED     YEAR ENDED
                                                       DECEMBER 31      DECEMBER 31    DECEMBER 31
                                                          2002             2001           2000
                                                       -----------      -----------    -----------
(in thousands of Canadian dollars)
Settlement for coal conveyor ...................        $(10,100)        $     -         $     -
Net pension plan expense .......................           8,101             536            (969)
Other expense (income) .........................          (2,071)         (2,196)           (984)
                                                        --------         -------         -------
                                                        $ (4,070)        $(1,660)        $(1,953)
                                                        ========         =======         =======

On December 31, 2002, LCL settled a legal dispute relating to the engineering, design, manufacture and commissioning of a coal conveyor system at Line Creek mine. $5,100 of the $10,100 settlement is included in accounts receivable at December 31, 2002 and was received subsequent to year end.

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

13.      INCOME TAXES

         The components of the net future income tax liability are as follows:

                                                                                AS AT           AS AT
                                                                             DECEMBER 31     DECEMBER 31
                                                                                2002            2001
                                                                             -----------      ---------
Future income tax liabilities
     Capital assets ..................................................        $446,230        $493,352
     Overburden removal costs ........................................           9,555           9,234
     Deferred financing costs deducted for tax in excess of
     accounting deductions ...........................................           1,149               -
     Accounting pension surplus ......................................           3,716           4,100
     Other ...........................................................           2,000               -
                                                                              --------        --------
                                                                               462,650         506,686
                                                                              --------        --------
Future income tax assets
     Accrued reclamation and other items not currently deductible ....          21,761          18,586
     Deferred financing costs deductible for tax purposes ............           1,084               -
     Net operating losses carried forward ............................          17,177          16,478
                                                                              --------        --------
                                                                                40,022          35,064
                                                                              --------        --------
Net future income tax liability ......................................         422,628         471,622
Less:  current portion of future income tax liabilities ..............           3,335           2,800
                                                                              --------        --------
                                                                              $419,293        $468,822
                                                                              ========        ========

         The provisions for income taxes differ from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes and non-controlling interest. This difference is explained below:

                                                                                    YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                                    DECEMBER 31        DECEMBER 31       DECEMBER 31
                                                                                        2002               2001              2000
                                                                                    -----------        -----------       -----------
Loss before income taxes and non-controlling interest ..........................     $(101,504)         $(69,648)         $(105,405)
Statutory income tax rate ......................................................         43.40%            44.26%             45.17%
                                                                                     ---------          --------          ---------
Expected income tax (recovery) .................................................     $ (44,053)         $(30,826)         $ (47,611)
Effect on income tax of:
     Excess of statutory resource allowance over
     non-deductible Crown charges ..............................................        (4,634)           (8,467)            (2,045)
     Reduction in future income taxes resulting from statutory
     rate reductions ...........................................................        (2,999)          (17,549)                 -
     Large corporations tax ....................................................         2,460             2,820              2,992
     Unrealized foreign currency translation (gains) losses ....................        (1,599)            3,725                  -
     Other .....................................................................         3,231            (8,479)             1,192
                                                                                     ---------          --------          ---------
Income tax (recovery) ..........................................................     $ (47,594)         $(58,776)         $ (45,572)
                                                                                     =========          ========          =========
     Current ...................................................................         1,400               375              2,097
     Future ....................................................................       (48,994)          (59,151)           (47,569)
                                                                                     ---------          --------          ---------
Income tax (recovery) ..........................................................     $ (47,594)         $(58,776)         $ (45,572)
                                                                                     =========          ========          =========

         Included in the other line item in the reconciliation table above are tax provisions and tax recoveries in respect of potential and actual income tax reassessments.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

         LCL has the following deductions available to claim against future taxable income:

                                                                                     MAXIMUM            AS AT
                                                                                     ANNUAL          DECEMBER 31
                                                                                  RATE OF CLAIM         2002
                                                                                  -------------      -----------
Undepreciated capital cost......................................................       25%           $   270,637
Canadian development expense....................................................       30%                 2,511
Canadian exploration expense....................................................      100%                 3,214
Deferred financing expense......................................................       20%                12,801
Other...........................................................................       10%                 6,898
                                                                                                     -----------
                                                                                                     $   296,061
                                                                                                     ===========

         LCL has non-capital losses carried forwards which expire in the following years:

                                                                                                        AS AT
                                                                                                     DECEMBER 31
                                                                                                        2002
                                                                                                     -----------
2003............................................................................                     $    12,367
2004............................................................................                           1,576
2005............................................................................                          20,538
2006............................................................................                               -
2007............................................................................                               -
2008............................................................................                           3,120
2009............................................................................                           2,042
                                                                                                     -----------
                                                                                                     $    39,643
                                                                                                     ===========

         The income tax benefits of the above items have been recognized in the accounts.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

14.      RELATED PARTY TRANSACTIONS

                                                                                      AS AT             AS AT
                                                                                   DECEMBER 31       DECEMBER 31
                                                                                      2002              2001
                                                                                  -------------      -----------
Due from Luscar Energy Partnership..............................................     $ 5,040           $ 32,244
Due to LCIF.....................................................................         245                245

         Periodically, LCL makes advances to or receives advances from related parties, including LEP and LCIF. Except as noted such advances are repayable upon demand and do not bear interest. During 2001, LCL advanced $11,930 to LCIF to enable LCIF to pay the costs of LCIF's response to the takeover bid described in Note 1. LCIF repaid these advances from its cash available for distribution on June 30, 2001 and September 30, 2001. Prior to the issue of the Senior Notes on October 10, 2001, LEP advanced its surplus cash to LCL, which used the funds to reduce its operating line of credit. On October 10, 2001 LCL advanced $61,980 of the proceeds from the Senior Notes to LEP at an interest rate of 2.5%, against which amounts owed by LCL to LEP were offset. The resulting net amount was offset against further advances made by LEP to LCL to provide funds for LCL's general operating requirements. On a continuing basis, LCL advances its surplus cash to LEP and, as at December 31, 2002, LEP was indebted to LCL for the net amount of $5,040 ($32,244 as at December 31, 2001).

15.      REVENUES

         LCL owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LCL's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and products, and have been aggregated for the purpose of revenue reporting. Metallurgical figures include incidental thermal coal byproduct at Line Creek mine. Prior period figures have been restated to conform to this presentation.

         Revenues from metallurgical and thermal mines are as follows:

                                           YEAR ENDED              YEAR ENDED            YEAR ENDED
                                           DECEMBER 31             DECEMBER 31           DECEMBER 31
                                              2002                    2001                  2000
                                    ------------------------  --------------------    ------------------
                                       SALES                    SALES                   SALES
                                      REVENUE      TONNES      REVENUE     TONNES      REVENUE    TONNES
                                    -----------   --------    ---------   --------    ---------   ------
Thermal..........................   $   441,585    33,554     $ 455,016    33,691     $ 391,480   32,393
Metallurgical....................       154,048     2,410       180,518     2,970       265,572    4,990
                                    -----------   --------    ---------   --------    ---------   ------
                                    $   595,633    35,964     $ 635,534    36,661     $ 657,052   37,383
                                    ===========   ========    =========   ========    =========   ======

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

    Disclosures with respect to geographic areas are as follows:

                                                       YEAR ENDED                YEAR ENDED              YEAR ENDED
                                                       DECEMBER 31               DECEMBER 31             DECEMBER 31
                                                          2002                      2001                    2000
                                                -----------------------   -----------------------  -----------------------
                                                   SALES                     SALES                   SALES
                                                  REVENUE      TONNES       REVENUE      TONNES     REVENUE       TONNES
                                                -----------  ----------   -----------  ----------  ----------  -----------
Geographic areas
  Japan...................................      $    78,004       1,505   $    85,768       1,572  $  148,797        3,019
  Korea...................................           38,204         956        80,870       1,799      62,656        1,586
  United States...........................           36,769         435        35,656         376      52,887          642
  South America...........................           28,391         455        33,622         704      49,030        1,264
  Europe..................................           22,682         360        20,615         349      20,181          415
  Other...................................           34,134         682        13,268         241      12,613          261
                                                -----------  ----------   -----------  ----------  ----------  -----------
  Total export............................          238,184       4,393       269,799       5,041     346,164        7,187
  Canada..................................          357,449      31,571       365,735      31,620     310,888       30,196
                                                -----------  ----------   -----------  ----------  ----------  -----------
                                                $   595,633      35,964   $   635,534      36,661  $  657,052       37,383
                                                ===========  ==========   ===========  ==========  ==========  ===========

         Export coal sales are generally denominated in United States currency.

         Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue by type of coal, is as follows:

                                                      YEAR ENDED                 YEAR ENDED              YEAR ENDED
                                                      DECEMBER 31                DECEMBER 31             DECEMBER 31
                                                         2002                       2001                    2000
                                                ----------------------     -----------------------  ----------------------
                                                   SALES     NUMBER OF        SALES      NUMBER OF    SALES      NUMBER OF
                                                  REVENUE    CUSTOMERS       REVENUE     CUSTOMERS   REVENUE     CUSTOMERS
Major customers
  Thermal.................................      $  249,931       3         $   254,457       3      $  317,679       4
  Metallurgical...........................      $   21,473       1         $   105,387       3          56,497       2

         Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

16.      JOINT VENTURES

         LCL conducts a portion of its exploration, development and mining operations through its 50% interests in the Cardinal River joint venture (which operates the Luscar mine and Cheviot project) and the Line Creek joint venture which operates the Line Creek mine. A portion of LCL's cash flow from operations, operating margin and capital expenditures is derived from the joint ventures. LCL's share of operating expenses related to mining activities is included in the cost of inventories and charged to operations as revenues are recognized.

                                                                                               AS AT              AS AT
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           -------------       -----------
Share of assets and liabililties of joint ventures
  Current assets....................................................................       $      70,306       $    58,866
  Current liabilities...............................................................             (13,572)          (14,148)
                                                                                           --------------      -----------
  Working capital...................................................................              56,734            44,718
  Capital assets, net of accumulated depreciation and amortization..................              65,728            70,297
  Accrued reclamation costs.........................................................             (11,091)          (10,147)
  Obligations under capital lease...................................................              (1,427)           (2,320)
  Accrued pension benefit obligation................................................                (769)             (611)
                                                                                           -------------       -----------
                                                                                           $     109,175       $   101,937
                                                                                           =============       ===========

                                                                                            YEAR ENDED         YEAR ENDED
                                                                                            DECEMBER 31        DECEMBER 31
                                                                                               2002               2001
                                                                                           ------------        -----------
Share of expenses and cash flows of joint ventures
  Revenue...........................................................................       $    154,047        $   177,343
  Expenses..........................................................................            148,417            166,253

Cash flows from:
  Operations........................................................................       $      1,799        $    21,635
  Investing activities..............................................................             (3,481)            (5,389)
  Financing activities..............................................................              1,456            (16,520)

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

17.      STATEMENTS OF CASH FLOWS

         The consolidated statements of cash flows have been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

                                                                           YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                                           DECEMBER 31      DECEMBER 31     DECEMBER 31
                                                                              2002             2001            2000
                                                                           -----------     ------------     -----------
Changes in non-cash working capital
   Accounts receivable..............................................       $    30,392     $    (22,490)    $     1,939
   Income taxes recoverable and payable.............................             5,152            2,015             412
   Inventories......................................................           (15,735)           5,135              44
   Overburden removal costs.........................................            (1,179)           1,234            (229)
   Prepaid expenses.................................................               420            4,141          (1,409)
   Trade accounts payable and accrued charges.......................            (3,122)           6,987         (18,188)
   Accrued interest payable.........................................            (1,146)           9,492               -
   Accrued payroll and employee benefits............................            (3,792)          (3,165)          1,318
   Due to related parties...........................................                 -               (1)           (399)
                                                                           -----------     ------------     -----------
                                                                           $    10,990     $      3,348     $   (16,442)
                                                                           ===========     ============     ===========

18.      FINANCIAL INSTRUMENTS

         Financial instruments are as follows:

                                                                              AS AT           AS AT
                                                                           DECEMBER 31     DECEMBER 31
                                                                              2002            2001
                                                                           -----------     -----------
Interest rate swap, at fair market value...........................        $     2,941     $     5,645
Less: current portion..............................................              2,941           2,822
                                                                           -----------     -----------
                                                                           $         -     $     2,823
                                                                           ===========     ===========

         The interest rate swap with a Canadian chartered bank, maturing December 31, 2003, was originally entered into to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. Because the swap was used to hedge floating interest rates on long-term bank debt, the swap had no carrying value and net settlements under the swap were recorded as interest expense on long-term bank debt. On October 10, 2001, LCL repaid all of the floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the carrying value and net settlements under the interest rate swap are recorded as other interest expense. During the year ended December 31, 2002 interest expense included $330 ($5,644 for the year ended December 31, 2001) related to the amortization and revaluation of the interest rate swap.

         LCL does not trade in derivative securities for profit; therefore gains and losses relating to forward currency exchange contracts are recognized as revenues as at the settlement dates. As at December 31, 2002, there were no outstanding contracts related to these hedging activities.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

19.      NON-CONTROLLING INTEREST

         Prior to the acquisition of control by LEP effective May 11, 2001, LCIF had a non-controlling interest that consisted of 9,000 special shares of LCL's subsidiary, Luscar Ltd. The amount of the non-controlling interest consisted of amounts paid by LCIF for the special shares, which were allocated to contributed surplus, less the cumulative share of Luscar Ltd.'s losses allocated to the special shares and cumulative dividends paid on the special shares held by LCIF. Effective May 11, 2001, LCIF acquired a controlling interest in Luscar Ltd.

                                                                                              AS AT           AS AT
                                                                                           DECEMBER 31     DECEMBER 31
                                                                                              2002            2001
                                                                                          ------------     -----------
Investment in special shares of Luscar Ltd. Including amount allocated to
   contributed surplus...............................................................     $          -     $   180,534
Share of LCL's deficit...............................................................                -         (49,234)
Cumulative share of Luscar Ltd.'s losses allocated to special shares.................                -        (123,890)
Cumulative dividends paid on special shares..........................................                -          (7,410)
                                                                                          ------------     -----------
Non-controlling interest.............................................................     $          -     $         -
                                                                                          ============     ===========

20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of LCL have been prepared in accordance with Canadian GAAP. Canadian GAAP differs from United States GAAP in the following respects:

A.       STATEMENTS OF EARNINGS

                                                                        YEAR ENDED       YEAR ENDED     YEAR ENDED
                                                                        DECEMBER 31      DECEMBER 31    DECEMBER 31
                                                                           2002             2001           2000
                                                                        -----------    -------------    -----------
                                                                                         (RESTATED)
Net loss under Canadian GAAP........................................    $   (53,910)   $     (10,872)   $   (27,120)
Impact of United States GAAP:
   Reduction of depreciation of mining properties (a)...............              -              253            691
   Comprehensive revaluation (b)....................................         28,048            6,761              -
   Pension valuation allowance (c)..................................            654              528             61
   Additional pension expense (c)...................................              -                -           (102)
   Change in accounting policies (e)................................              -            3,176           (238)
   Derivative financial instruments (f).............................         (2,252)          (5,151)             -
   Write-down of mining properties (g)..............................              -                -          7,557
   Share of adjustments attributable to non-controlling interest....              -                -         (8,246)
                                                                        -----------    -------------    -----------

Net loss under United States GAAP...................................    $   (27,460)   $      (5,305)   $   (27,397)
                                                                        ===========    =============    ===========
loss per share:
   Common shares....................................................    $     (0.55)   $       (0.11)   $     (1.04)
   Special shares...................................................    $     (3.54)   $       (0.68)   $     (6.69)

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

B.       STATEMENTS OF COMPREHENSIVE INCOME

         Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP. LCL's comprehensive earnings determined in accordance with United States GAAP would be as follows:

                                                                        YEAR ENDED       YEAR ENDED     YEAR ENDED
                                                                        DECEMBER 31      DECEMBER 31    DECEMBER 31
                                                                           2002             2001           2000
                                                                        -----------      -----------    -----------
                                                                                          (RESTATED)
(I)  CURRENT YEARS
Net loss under United States GAAP..................................     $   (27,460)     $    (5,305)   $   (27,397)
Other comprehensive income net of tax:
  Minimum pension liability (c)....................................          (1,827)             543            188
  Derivative financial instruments (f).............................             303             (492)             -
                                                                        -----------      -----------    -----------
Comprehensive loss.................................................     $   (28,984)     $    (5,254)   $    26,609
                                                                        ===========      ===========    ===========

(II)  ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of year.........................................     $      (509)     $      (543)   $      (731)
Cumulative effect of adoption of SFAS 133 (f)......................               -              (17)             -
Change for the year................................................          (1,524)              51            188
                                                                        -----------      -----------    -----------
Balance, end of year...............................................     $    (2,033)     $      (509)   $       543
                                                                        ===========      ===========    ===========

C.       CONSOLIDATED BALANCE SHEETS

                                                                                           AS AT           AS AT
                                                                                         DECEMBER 31    DECEMBER 31
                                                                                            2002           2001
                                                                                         -----------    -----------
                                                                                                         (RESTATED)
Assets
   Current assets..................................................................      $   196,112    $   233,406
   Capital assets..................................................................        1,309,169      1,342,761
   Other assets....................................................................           94,886         87,759
                                                                                         -----------    -----------
   ................................................................................      $ 1,600,167    $ 1,663,926
                                                                                         ===========    ===========

Liabilities and shareholders' equity
    Current liabilities............................................................      $   101,794    $    99,870
    Accrued pension benefit obligation.............................................            6,800              -
    Long-term debt.................................................................        1,192,678      1,222,794
    Other liabilities..............................................................           28,052         30,843
    Future income taxes............................................................          432,164        455,392
    Share capital..................................................................           14,191         14,191
    Deficit........................................................................         (173,479)      (158,655)
    Accumulated other comprehensive loss...........................................           (2,033)          (509)
                                                                                         -----------    -----------
                                                                                         $ 1,600,167    $ 1,663,926
                                                                                         ===========    ===========

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

(a)      DEPRECIATION OF MINING PROPERTIES

         Under United States GAAP, as a result of the write-down of mining properties in 1999, depreciation and amortization of mining properties was not reduced in 2002, but was reduced by $377 ($253 net of tax) and $1,044 ($691 net of tax) for the years ended December 31, 2001 and December 31, 2000, respectively.

(b)       COMPREHENSIVE REVALUATION

         Under Canadian GAAP the application of pushdown accounting to reflect the comprehensive revaluation of an acquired entity's assets and liabilities is optional in preparing the acquired entity's financial statements. Under United States SEC requirements, purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities of the entity and the entity's financial statements must be prepared on a pushed-down basis thereafter. As a result of the acquisition of control of LCIF and LCL, effective May 11, 2001 for accounting purposes, United States GAAP requires the Canadian GAAP consolidated financial statements to be adjusted for those assets, liabilities, revenues and expenses impacted by the pushed down acquisition adjustments. Sherritt and OTTPB did not incur debt to finance the capitalization of the partnership. As a result of the acquisition adjustments required by United States GAAP, assets, liabilities, revenues and expenses as at and for the years ended December 31, 2002 and December 31, 2001 were impacted as follows:

                                                                                         AS AT          AS AT
                                                                                      DECEMBER 31    DECEMBER 31
                                                                                         2002           2001
                                                                                      -----------    -----------
BALANCE SHEET
Increase (decrease):
   Capital assets - mining properties..............................................   $   (12,737)   $   (59,852)
   Other assets - pension surplus..................................................         6,864          1,158
   Accrued liabilities.............................................................          (867)          (867)
   Future income tax liability.....................................................        12,871        (11,902)
   Retained earnings - push down adjustment........................................       (52,686)       (52,686)
   Retained earnings - post acquisition effect of push down on earnings............        34,809          6,761

                                                                                      YEAR ENDED     YEAR ENDED
                                                                                      DECEMBER 31    DECEMBER 31
                                                                                         2002           2001
                                                                                      -----------    -----------
STATEMENT OF EARNINGS
Increase (decrease) in earnings:
    Depreciation and amortization - mining properties..............................   $    47,115    $     2,830
    Pension surplus................................................................         5,706          2,963
    Amortization of deferred financing costs.......................................             -          6,336
    Future income tax provision....................................................       (24,773)        (5,368)

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

(c)      PENSION PLANS

         Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Loss. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LCL retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, LCL's losses under United States GAAP have been decreased by $528 and $63, respectively, for the years ended December 31, 2001 and December 31, 2000.

         United States GAAP also requires the recognition of a minimum pension liability for defined benefit plans. The initial recognition and subsequent adjustments to the minimum pension liability are reflected in comprehensive income.

         Under United States GAAP, LCL is required to present its results for 1999 and subsequent periods as if the pension requirements of Statement of Financial Accounting Standards No. 87 (SFAS 87) had been applied during 1999 with effect from January 1, 1999. Accordingly, LCL has adjusted its earnings for 2000 to reflect the application of SFAS 87. Effective January 1, 2000, LCL adopted CICA section 3451, "Employee Future Benefits" (see note 2), which substantially harmonized Canadian and United States GAAP, eliminating differences in 2001 and 2002.

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

(e)      CHANGE IN ACCOUNTING POLICIES

         In fiscal 2001, LCL changed its accounting policy for revenue recognition and coal inventory valuation. Under United States GAAP, a change in accounting policy resulting from the guidance of SAB 101 is required to be accounted for as an adjustment to earnings in the year of the change. The change was accounted for retroactively under Canadian GAAP resulting in an increase in shareholders' equity at December 31, 1998 of $143 and a restatement of earnings for 1999 and 2000. The cumulative effect of this change in accounting policy is reflected as a change in earnings for the year ended December 31, 2001 under United States GAAP.

(f)      DERIVATIVE FINANCIAL INSTRUMENTS

         Under United States GAAP, LCL is required to adopt Statement of Financial Accounting Standards No. 133 (SFAS 133) and its related amendments SFAS 137 and SFAS 138, with effect from January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Subsequent to January 1, 2001, derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately.

         The hedging activities and other derivative financial instruments of LCL include an interest rate swap contract used to manage interest rate risk on long-term debt, forward currency exchange contracts, which are utilized to manage the economic risk associated with future revenue flows denominated in United States dollars, and fixed price energy purchase contracts covering future committed and anticipated energy requirements. Because LCL did not anticipate the need to prepare its financial statements in accordance with United States GAAP, LCL has not prepared the documentation required to qualify these instruments for hedge accounting.

         In accordance with the transition provisions of SFAS 133, LCL recorded a cumulative-effect type adjustment of $30 ($17 net of tax) in accumulated other comprehensive income to recognize the effective portion of the fair value of all derivatives that were designated as cash-flow type hedges as at December 31, 2000. For the year ended December 31, 2002, LCL recorded a loss of $534 ($303 net of tax) as an adjustment to comprehensive other income (gain of $883 ($492 net of tax) for the year ended December 31, 2001).

         As at December 31, 2002, LCL had no fixed price contracts outstanding for energy purchases.

(g)      WRITE-DOWN OF MINING PROPERTIES

         Under Canadian GAAP, an impairment test is applied to determine whether mining properties should be written-down. The impairment test is applied when conditions indicate that the estimated future net cash flow from the properties may be less than their net carrying amount, less the related accumulated provision for future removal and site restoration costs and future income taxes. The impairment test ensures that the carrying value of mining properties does not exceed the sum of the estimated undiscounted future net cash flows from the related assets.

         In 2000, LCL recorded a write-down of its Gregg River mining assets of $25,266 and a related tax saving of $8,560 under Canadian GAAP. Under United States GAAP, $7,557 is this write-down net of tax was provided for in the 1999 impairment provision.

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

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

(i)      EMPLOYEE TERMINATION BENEFITS

         United States GAAP requires additional disclosure regarding employee termination provisions. The information provided below relates to provisions for employee terminations made by LCL.

                                                                                    NUMBER OF
                                                                                    EMPLOYEES      AMOUNT
                                                                                    ---------    ----------
Balance, December 31, 1999......................................................          9      $   11,514
Paid during 2000................................................................       (203)        (14,264)
Accrued during 2000.............................................................        647           9,172
Adjustment 2000.................................................................        (16)           (939)
                                                                                    -------      ----------
Balance, December 31, 2000......................................................        437      $    5,483
Paid during 2001................................................................        (77)           (736)
Adjustments 2001................................................................        (92)         (1,900)
                                                                                    -------      ----------
Balance, December 31, 2001......................................................        268      $    2,847
Paid during 2002................................................................        (86)         (2,184)
Accrued during 2002.............................................................         75           1,645
                                                                                    -------      ----------
Balance, December 31, 2002......................................................        257      $    2,308
                                                                                    =======      ==========

         Adjustments to the estimated provisions for employee termination benefits reflect resignations and transfers of employees to other mining operations. During 2002, employee termination provisions for Luscar mine were updated to reflect the extension of the planned closure date until late 2003. Additional employee termination provisions will be accrued over the remaining service of the affected employees.

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

(k)      NEW ACCOUNTING STANDARDS

         SFAS NO. 143 - ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. In June 2001, the Financial Accounting Standards Board approved Statement No. 143 (SFAS
143), "Accounting for Asset Retirement Obligations". That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is applicable for years beginning after June 15, 2002. LCL has not yet determined the effects of the new standard, if any, on its financial statements.

         SFAS NO. 145 - RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT N. 13, AND TECHNICAL CORRECTIONS. In May 2002, the Financial Accounting Standards Board approved SFAS No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, under the provisions of SFAS 145, gains and losses from the early

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

extinguishment of debt are no longer classified as an extraordinary item, net of income taxes, but are included in the determination of pretax earnings. The effective date for SFAS 145 is for fiscal years beginning after May 15, 2002, with early application encouraged. Upon adoption, all gains and losses from the extinguishment of debt previously reported as an extraordinary item shall be reclassified to pretax earnings. It is anticipated that the adoption of SFAS 145 will have no impact on the financial position or results of operations of LCL.

         SFAS NO. 146 - ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. In July 2002, the Financial Accounting Standards Board approved Statement of Financial Accounting Standard No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force "EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the EITF 94-3 where a liability was recognized on the date an entity committed to an exit plan. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. LCL has not yet determined the effects of the new standard, if any, on its financial statements.

         FASB INTERPRETATION NO. 45 - GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133. The disclosure requirements of FIN 45 are effective for LCL as of December 15, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. LCL has not yet determined the effects of the new standard, if any, on its financial statements.

         CICA HANDBOOK SECTION 3063 - IMPAIRMENT OF LONG LIVED ASSETS AND 3475 - DISPOSAL OF LONG LIVED ASSETS AND DISCONTINUED OPERATIONS. In 2002, the CICA issued handbook section 3063 - Impairment of Long Lived Assets and 3475 - Disposal of Long Lived Assets and Discontinued Operations to harmonize with SFAS
144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003, and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Management does not expect the adoption of the new standard to have a material impact on its financial statements.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

         AcG NO. 13 - HEDGING RELATIONSHIPS. In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003.

21.      COMPARATIVE FIGURES

         Certain comparative figures for prior periods have been reclassified to conform to the presentation in the current period's financial statements.

LUSCAR COAL LTD.

                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

22.      SUBSEQUENT EVENT

On January 13, 2003, LCL agreed to transfer substantially all of its metallurgical coal assets to Fording Canadian Coal Trust ("Fording Trust"). On February 28, 2003, LCL received a cash payment of $7,735 from 1564706 Ontario Limited in exchange for LCL's interests in Luscar mine, Cheviot project, Neptune Bulk Terminals (Canada) Ltd., and certain non-producing metallurgical coal properties. Also on February 28, 2003, LCL transferred its 50% joint venture interest in Line Creek mine to Fording Trust for 2,979 trust units plus a cash payment for working capital balances.

Revenue, gross margin, total assets and capital expenditures for transferred metallurgical coal assets and ongoing thermal operations are as follows:

                                                               YEAR             YEAR                YEAR
                                                               ENDED            ENDED               ENDED
                                                            DECEMBER 31      DECEMBER 31         DECEMBER 31
                                                               2002             2001                2000
                                                          --------------    --------------     ---------------
Revenue
   Thermal............................................    $      441,585     $     455,016     $       391,480
   Metallurgical......................................           154,048           180,518             265,572
                                                          --------------    --------------     ---------------
   ...................................................    $      595,633     $     635,534     $       657,052
                                                          ==============    ==============     ===============

Operating margin
   Thermal............................................    $      112,877     $     129,246     $       124,149
   Metallurgical......................................            13,740            21,445              (1,383)
                                                          --------------    --------------     ---------------
   ...................................................    $      126,617     $     150,691     $       122,766
                                                          ==============    ==============     ===============

Capital expenditures
   Thermal............................................    $       48,300     $      23,097     $        13,303
   Metallurgical......................................             2,735             4,841               4,520
                                                          --------------    --------------     ---------------
   ...................................................    $       51,035     $      27,938     $        17,822
                                                          ==============    ==============     ===============

                                                                                 AS AT              AS AT
                                                                              DECEMBER 31        DECEMBER 31
                                                                                 2002               2001
                                                                            --------------     ---------------
Total assets
   Thermal.............................................................      $   1,402,632     $     1,537,215
   Metallurgical.......................................................            137,599             130,048
                                                                            --------------     ---------------
                                                                             $   1,540,231     $     1,667,263
                                                                            ==============     ===============

On March 25, 2003, LCL announced that production would be suspended at the Obed Mountain mine. Costs associated with the suspension of operations are estimated at $6,300.

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

Edmonton, Canada                               (signed) Ernst & Young LLP
February 16, 2001                              Chartered Accountants

LUSCAR COAL INCOME FUND

                                 BALANCE SHEETS

                                                                             AS AT            AS AT          AS AT
                                                                            MAY 11,       DECEMBER 31,   DECEMBER 31,
(in thousands)                                                               2001             2000           1999
                                                                             ----             ----           ----
                                                                         (unaudited)       (restated)     (restated)
                                                                           (note 8)         (note 1)       (note 1)
ASSETS
  Cash   ..........................................................     $       2,792     $        809   $        313
  Due from Luscar [note 7].........................................             6,152              246            645
  Investment in Luscar [note 3]....................................           579,745          565,607        625,540
  Deferred financing costs.........................................             2,572            2,795          3,417
                                                                        -------------     ------------   ------------
                                                                        $     591,261     $    569,457   $    629,915
                                                                        =============     ============   ============

LIABILITIES AND EQUITY
Accounts payable and accrued charges...............................     $          --     $        350   $        527
Due to Luscar [note 7].............................................            11,930               --             --
Accrued interest on convertible debentures.........................             3,618               --             --
Convertible debentures, net of equity portion
  [note 4].........................................................            33,206           35,539         41,532
                                                                        -------------     ------------   ------------
                                                                               48,754           35,889         42,059
                                                                        -------------     ------------   ------------
Equity
  Convertible debentures [note 4]..................................            66,794           64,461         58,468
  Unitholders' equity [note 5].....................................           475,713          469,107        529,388
                                                                        -------------     ------------   ------------
                                                                              542,507          533,568        587,856
                                                                        -------------     ------------   ------------
                                                                        $     591,261     $    569,457   $    629,915
                                                                        =============     ============   ============

See accompanying notes

LUSCAR COAL INCOME FUND

                             STATEMENTS OF EARNINGS

                                                                       SIX
                                                      JANUARY 1,     MONTHS          YEAR            YEAR         YEAR
                                                        2001 TO       ENDED          ENDED           ENDED        ENDED
                                                        MAY 11,     JUNE 30,       DEC. 31,        DEC. 31,     DEC. 31,
(in thousands)                                           2001         2000           2000            1999         1998
                                                         ----         ----           ----            ----         ----
                                                      (unaudited)  (restated)     (restated)      (restated)   (restated)
                                                       (note 8)    (unaudited)     (note 1)        (note 1)     (note 1)
                                                                    (note 1)
Income
   Interest on Luscar subordinated
     notes [note 3]...............................    $    8,668   $     5,569    $   11,200    $     59,593   $    54,336
   Other .........................................            26            39            84              67            11
   Interest on installments receivable............            --            --            --              --         1,454
                                                      ----------   -----------    ----------    ------------   -----------
                                                           8,694         5,608        11,284          59,660        55,801
                                                      ----------   -----------    ----------    ------------   -----------
Expenses
   Administration costs [note 7]..................           100           563         1,010           1,234           886
   Take over response costs [note 7]..............        12,285            --            --              --            --
   Interest
      Convertible debentures [note 4].............         1,286         2,077         4,007           4,564         1,260
      Luscar loans to finance acquisition.........            --            --            --              --         5,844
      Amortization of deferred financing costs....            72           120           240             276            76
                                                      ----------   -----------    ----------    ------------   -----------
                                                          13,743         2,760         5,257           6,074         8,066
                                                      ----------   -----------    ----------    ------------   -----------
Earnings (loss) before the undernoted.............        (5,049)        2,848         6,027          53,586        47,735
Equity in net earnings (loss) of Luscar...........        14,138       (34,140)      (59,933)       (143,608)       (7,040)
                                                      ----------   -----------    ----------    ------------   -----------
Net earnings (loss) for the period................    $    9,089   $   (31,292)   $  (53,906)   $    (90,022)  $    40,695
                                                      ==========   ===========    ==========    ============   ===========

See accompanying notes

LUSCAR COAL INCOME FUND

                       STATEMENTS OF UNITHOLDERS' EQUITY

                                                                       SIX
                                                      JANUARY 1,     MONTHS          YEAR            YEAR         YEAR
                                                        2001 TO       ENDED          ENDED           ENDED        ENDED
                                                        MAY 11,     JUNE 30,       DEC. 31,        DEC. 31,     DEC. 31,
(in thousands)                                           2001         2000           2000            1999         1998
                                                         ----         ----           ----            ----         ----
                                                      (unaudited)  (restated)     (restated)      (restated)   (restated)
                                                       (note 8)    (unaudited)     (note 1)        (note 1)     (note 1)
                                                                    (note 1)
Balance, beginning of period,
   as originally stated...........................    $  475,056   $   536,425    $  536,425    $    688,573   $   506,945
Adjustment to reflect adoption of
   liability method of accounting for
   income taxes by Luscar [note 1]................            --        (1,176)       (1,176)            148            --
Adjustment to reflect change of
   accounting policies for revenue
   recognition and coal inventory
   by Luscar [note 1].............................         3,155         2,917         2,917             971           669
Adjustment to reflect change of
   accounting policy for exploration
   and development expenditures by
   Luscar [note 1]................................        (9,104)       (8,778)       (8,778)        (15,748)      (15,510)
                                                      ----------   -----------    ----------    ------------   -----------
Balance, beginning of period,
   as restated....................................       469,107       529,388       529,388         673,944       492,104
Trust units issued on acquisition of
   Manalta [note 2]...............................            --            --            --              --       207,060
Net earnings (loss) for the period................         9,089       (31,292)      (53,906)        (90,022)       40,695
Amortization of deferred
   financing costs................................          (151)         (191)         (382)           (347)          (78)
Accretion charge to increase carrying
   amount of convertible debentures
   in equity [note 4].............................        (2,332)       (2,923)       (5,993)         (5,436)       (1,288)
Distributions paid................................            --            --            --         (48,751)      (64,549)
                                                      ----------   -----------    ----------    ------------   -----------
Balance, end of period............................    $  475,713   $   494,982    $  469,107    $    529,388   $   673,944
                                                      ==========   ===========    ==========    ============   ===========

See accompanying notes

LUSCAR COAL INCOME FUND

                            STATEMENTS OF CASH FLOWS

                                                                      SIX
                                                      JANUARY 1,     MONTHS          YEAR            YEAR         YEAR
                                                        2001 TO      ENDED          ENDED           ENDED        ENDED
(in thousands, except per unit                          MAY 11,     JUNE 30,       DEC. 31,        DEC. 31,     DEC. 31,
AMOUNTS)                                                 2001         2000           2000            1999         1998
                                                         ----         ----           ----            ----         ----
                                                                   (restated)
                                                      (unaudited)  (unaudited)    (restated)      (restated)   (restated)
                                                       (note 8)     (note 1)       (note 1)        (note 1)     (note 1)
OPERATING ACTIVITIES
Net earnings (loss) for the period.................   $    9,089   $   (31,292)   $  (53,906)   $    (90,022)  $    40,695
Non-cash items:
    Dividends from Luscar..........................           --            --            --              --        25,066
    Equity in net (earnings) loss of
       Luscar......................................      (14,138)       34,140        59,933         143,608         7,040
    Interest on convertible
       debentures not included in
       interest expense............................       (2,332)       (2,923)       (5,993)         (5,436)       (1,902)
    Repayment of advances from Luscar
       for acquisition costs.......................           --            --            --              --        (4,533)
    Interest on installments receivable............           --            --            --              --        (1,454)
                                                      ----------   -----------    ----------    ------------   -----------
Distributable cash.................................       (7,381)          (75)           34          48,150        64,912
Accrued interest on convertible debentures.........        3,618            --            --              --            --
Accrued interest receivable from Luscar............       (5,906)           --            --              --            --
Accrued expenses due to Luscar.....................       11,930            --            --              --            --
Other items not affecting cash.....................         (278)         (201)           63             515           219
                                                      ----------   -----------    ----------    ------------   -----------
                                                           1,983          (276)           97          48,665        65,131
                                                      ----------   -----------    ----------    ------------   -----------
INVESTING ACTIVITIES
Acquisition of Manalta [note 2]....................           --            --            --            (659)     (348,000)
Investment in Luscar [note 3]......................           --            --            --              --       (37,598)
                                                      ----------   -----------    ----------    ------------   -----------
                                                              --            --            --            (659)     (385,598)
                                                      ----------   -----------    ----------    ------------   -----------
FINANCING ACTIVITIES
Repayment of amount due from Luscar................           --           399           399             639            --
Distributions to unitholders.......................           --            --            --         (48,751)      (64,549)
Issue of convertible debentures....................           --            --            --              --       100,000
Issue costs on convertible debentures..............           --            --            --              --        (3,000)
Loan from Luscar...................................           --            --            --              --       250,445
Installments receivable collected..................           --            --            --              --        37,525
                                                      ----------   -----------    ----------    ------------   -----------
                                                              --           399           399         (48,112)      320,421
                                                      ----------   -----------    ----------    ------------   -----------
Change in cash position............................        1,983           123           496            (106)          (46)
Cash position, beginning of period.................          809           313           313             419           465
                                                      ----------   -----------    ----------    ------------   -----------
Cash position, end of period.......................   $    2,792   $       436    $      809    $        313   $       419
                                                      ==========   ===========    ==========    ============   ===========
Cash distributions per unit........................   $       --   $        --    $       --    $      0.537   $    1.0215
Interest paid......................................   $       --   $     5,000    $   10,000    $     10,000   $     8,392

See accompanying notes

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


                                                                                                           MANALTA         NET
                                                           MCIT                                          TRANSFERRED      ASSETS
                                                       SEPTEMBER 30,    ACQUISITION       MCIT AS         TO LUSCAR      RETAINED
                                                           1998        ADJUSTMENTS(a)    ACQUIRED         COAL LTD.       BY LCIF
                                                           ----        -------------     --------         ---------       -------
Current assets......................................    $   100,750      $  14,126     $    114,876      $   126,420     $ (11,544)
Capital assets......................................        750,574        387,450        1,138,024        1,138,024             -
Pension surplus.....................................          7,162          1,701            8,863            8,863             -
Investment in 7.5% subordinated notes of Manalta....              -              -                -                -       560,000
Investment in Manalta common shares
  (subsequently exchanged for special shares of
   Luscar)                                                        -              -                -                -        14,191
                                                        -----------      ---------     ------------      -----------     ---------
Total assets........................................        858,486        403,277        1,261,763        1,273,307       562,647
                                                        ===========      =========     ============      ===========     =========

Current liabilities.................................        109,699            992          110,691          110,691             -
7.5% subordinated notes due to MCIT.................              -              -                -          560,000             -
Long-term debt......................................        113,977              -          113,977          113,977             -
Future income taxes.................................              -        404,291          404,291          404,291             -
Foreign currency forward contracts..................              -         44,397           44,397           44,397             -
Accrued reclamation costs...........................         28,163         (2,403)          25,760           25,760             -
                                                        -----------      ---------     ------------      -----------     ---------
Total liabilities...................................        251,839        447,277          699,116        1,259,116             -
Equity..............................................        606,647        (44,000)         562,647           14,191       562,647
                                                        -----------      ----------    ------------      -----------     ---------
Total liabilities and equity........................    $   858,486      $ 403,277     $  1,261,763      $ 1,273,307     $ 562,647
                                                        ===========      =========     ============      ===========     =========

(a) Acquisition adjustments reflect fair value adjustments to acquired assets and liabilities and the adoption of the liability method of accounting for income taxes.

          The identifiable net assets of MCIT acquired at assigned values accounted for as a purchase were as follows:

7.5% subordinated notes of Manalta....................................................    $     560,000
Common shares of Manalta (subsequently exchanged for special shares of Luscar)........           14,191
Accounts payable and accrued liabilities..............................................          (11,544)
                                                                                          -------------
Purchase price........................................................................    $     562,647
                                                                                          =============

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
                                                                       =============    ==============     ===============

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


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

ISSUED

          The issued and outstanding trust units of LCIF are comprised of 90,700 units issued for aggregate consideration of $735,728.

6.        DISTRIBUTIONS TO UNITHOLDERS

          Distributions to unitholders on a per unit basis were as follows:

                                          2000                     1999                    1998
                                          ----                     ----                    ----
                                    UNITS     $/UNIT         UNITS     $/UNIT        UNITS      $/UNIT
                                    ------    ------         ------    ------        ------     ------
March 31.............               90,700     0.00          90,700    0.1500        55,900     0.2500
June 30..............               90,700     0.00          90,700    0.1500        55,900     0.2600
September 30.........               90,700     0.00          90,700    0.1500        55,900     0.2975
December 31..........               90,700     0.00          90,700    0.0875        90,700     0.2140

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


         There were no distributions made in the period from January 1, 2001 to May 11, 2001.

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

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

                                                           JANUARY 1,     SIX MONTHS         YEAR              YEAR
                                                            2001 TO         ENDED           ENDED             ENDED
                                                             MAY 11,       JUNE 30,        DEC. 31,          DEC. 31,
                                                              2001           2000            2000              1999
                                                              ----           ----            ----              ----
                                                          (unaudited)     (unaudited)
Net earnings (loss) under Canadian
   GAAP  ...........................................    $        9,089   $    (31,292)  $      (53,906)   $      (90,022)
Impact of US GAAP:
   Interest on convertible debentures (a)............           (2,332)        (2,923)          (5,993)           (5,436)
   Amortization of deferred financing
      charges on convertible debentures (a)..........             (151)          (191)            (382)             (347)
   LCIF's equity in net earnings (loss) of
      Luscar measured under US GAAP (b)..............   $      (18,161)  $      9,575   $        7,908    $      (13,442)
                                                        -------------- --------------   --------------    --------------
Net earnings (loss) and comprehensive income
 for the period in accordance with US GAAP...........   $      (11,555)  $    (24,831)  $      (52,373)   $     (109,247)
                                                        ==============   ============   ==============    ==============

         Balance sheet items which vary, in conformity with US GAAP and SEC requirements:

                                                                       AS AT              AS AT              AS AT
                                                                      MAY 11,            DEC. 31,           DEC. 31,
                                                                       2001                2000               1999
                                                                       ----                ----               ----
                                                                    (unaudited)
Assets:
Investment in Luscar(b)......................................     $      555,008     $       559,031     $      611,126
Liabilities:
Convertible debentures(a)....................................            100,000             100,000            100,000
Redeemable trust units(c)....................................            735,728             735,728            735,728
Equity:
Convertible debentures(a)....................................                 --                  --                 --
Unitholders' equity(deficit)(b),(c)..........................     $     (284,752)    $      (273,197)    $     (220,754)

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

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

LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)


10.      COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the presentation in the 2001 financial statements.