Form 20-F
period 2003-12-31
LUSCAR COAL LTD; LUSCAR ENERGY PARTNERSHIP
filed 2004-06-30
CIK 1161531, 1168203

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

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2003
                                       OR
      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

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

                                ALBERTA, CANADA
                                ONTARIO, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

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

                                 Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

            Introduction........................................................................      1
            Glossary of Industry Terms and Conversion Factors...................................      2
Part 1      Item 1     Identity of Directors, Senior Management and Advisors....................      6
            Item 2     Offer Statistics and Expected Timetable..................................      6
            Item 3     Key Information..........................................................      6
            Item 4     Information on the Company...............................................     19
            Item 5     Operating and Financial Review and Prospects.............................     53
            Item 6     Directors, Senior Management and Employees...............................     70
            Item 7     Major Shareholders and Related Party Transactions........................     73
            Item 8     Financial Information....................................................     74
            Item 9     The Offer and Listing....................................................     74
            Item 10    Additional Information...................................................     75
            Item 11    Quantitative and Qualitative Disclosures about Market Risk...............     84
            Item 12    Description of Securities Other Than Equity Securities...................     84
Part II     Item 13    Defaults, Dividend Arrearages and Delinquencies..........................     84
            Item 14    Material Modifications to the Rights of Security Holders and Use
                       of Proceeds..............................................................     85
            Item 15    Controls and Procedures..................................................     85
            Item 16    Reserved.................................................................     85
            Item 16A   Audit Committee Financial Expert.........................................     85
            Item 16B   Code of Ethics...........................................................     85
            Item 16C   Principal Accountant Fees and Services...................................     85
Part III    Item 17    Financial Statements.....................................................     87
            Item 18    Financial Statements.....................................................     87
            Item 19    Exhibits.................................................................     88

                                  INTRODUCTION

      References to "Luscar", "LEP", "our company," "we," "us" and "our" in this annual report refer to Luscar Energy Partnership and its consolidated subsidiaries unless the context otherwise requires. References to "LCIF" in this annual report are references to Luscar Coal Income Fund and its consolidated subsidiaries unless the context otherwise requires. References to "LCL" in this annual report are references to Luscar Coal Ltd. and its consolidated subsidiaries. LEP acquired LCIF and LCL effective May 11, 2001 and, as a result of the acquisition, LCL became a wholly owned subsidiary of LCIF. The sole purpose of LCIF is to invest in LCL. LEP and LCIF have no independent operations or assets and Luscar Ltd., LCL's direct subsidiary, is the only entity in our corporate structure that has operations. References to "LL" in this annual report are references to Luscar Ltd. LEP, LCIF and LL. are guarantors of the LCL Senior Notes due October 15, 2011, which we refer to as the "Senior Notes" or the "notes." We sometimes refer to LEP, LCIF and LL. as LCL's "guarantors." Generally accepted accounting principles do not permit Luscar to consolidate the LEP financial statements with the financial statements of LCIF and LCL prior to May 11, 2001. We are including in this annual report consolidated financial statements of both LEP and LCL. LEP's SEC reporting for future periods will include LCL's financial statements until LEP's consolidated statements include three years of results of LCL's operations. We prepare audited financial statements for LEP, which contain condensed consolidating information for LCIF, LCL and LCL's subsidiaries from May 11, 2001 forward. See "Item 4 - Information on the Company" in this annual report for a discussion of our corporate structure.

      As a result of the transfer of metallurgical assets to the Fording Canadian Coal Trust ("FCCT") in the first quarter of 2003, and the acquisition of the new thermal assets in the fourth quarter of 2003, certain information in the financial statements for prior periods has been reclassified to conform to the presentation format adopted for 2003. This annual report discloses information regarding our former metallurgical coal assets to the extent necessary to describe us when we still owned these assets. Results for the metallurgical assets have been disclosed as discontinued operations. The revised presentation provides a more representative picture of our ongoing operations.

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

"BITUMINOUS COAL" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/Kg (10,000 to 14,000 BTU/lb), commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace.

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

"CHAR" means a product derived from lignite coal, which is used to produce barbecue briquettes.

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

"COMBINATION AGREEMENT" refers to an agreement among Sherritt, Teachers, Fording, Teck Cominco Limited and Westshore Terminals Income Fund, made effective February 28, 2003.

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

"LCIF" refers to Luscar Coal Income Fund, an open ended trust formed under the laws of Alberta, with investments in the securities of Luscar Coal Ltd. and Luscar Ltd.

"LEP" refers to Luscar Energy Partnership (formerly Sherritt Coal Partnership), a general partnership formed in February 2001 under the laws of Ontario between Sherritt and Teachers, who each hold an indirect 50% partnership interest.

"LIBOR" refers to the London Inter-Bank Offered Rate.

"LIGNITE COAL" means a class of coal of the lowest rank and having a heat value, calculated on an ash-free basis, ranging from 14,700 to 19,300 KJ/Kg (6,300 to 8,300 BTU/lb) and used primarily for power generation and the making of char.

"LL" refers to Luscar Ltd.

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

"NEPTUNE" refers to Neptune Bulk Terminals (Canada) Ltd.

"NON-RESERVE COAL" means coal quantities that have not been economically evaluated or if economically evaluated are not expected to be mined economically based on current technology and market conditions.

"OVERBURDEN" means materials that overlie a mineral deposit.

"PRAIRIE ASSETS" refers to certain assets and operations acquired by SCAI from Fording on February 28, 2003 under the Combination Agreement (and the shares of SCAI subsequently acquired by LCL on October 17, 2003), including a 50% joint venture interest in Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral properties.

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

"SCAI" refers to Sherritt Coal Acquisition Inc., a corporation wholly owned by SCP II, which owned the Prairie Assets until they were acquired by LCL during the fourth quarter of 2003.

"SCP II" refers to Sherritt Coal Partnership II, a general partnership formed in October 2002 under the laws of Ontario between Sherritt and Teachers, who each held an indirect 50% partnership interest.

"SEAM" means a three-dimensional zone consisting of one or more layers of coal, which may be separated, by one or more thin layers of rock.

"SENIOR CREDIT FACILITY" refers to LEP's and LCL's $115 million senior credit facility with four Canadian chartered banks that was signed on February 4, 2004. This facility replaces LEP's and LCL's $100 million senior credit agreement and SCAI's $15 million credit facilities that were due to expire on February 29, 2004.

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

"TEACHERS" refers to Ontario Teachers' Pension Plan Board, a corporation without share capital, established by the Teachers' Pension Act of Ontario, which administers the pension plan for approximately 155,000 current teachers and 93,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2003 nearing $76 billion.

"THERMAL COAL" means coal used for its heating value in power plant and industrial steam boilers to produce electricity or process heat.

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

ITEM 3 KEY INFORMATION

                             SELECTED FINANCIAL DATA

                            LUSCAR ENERGY PARTNERSHIP
                HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table sets forth a summary of certain of LEP's historical consolidated financial and other data for the dates and periods indicated and should be read in conjunction with LEP's audited consolidated financial statements and the related notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operation" included in "Part 1 -
Item 5 - Operating and Financial Review and Prospects" of this annual report. LEP prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to LEP, see note 22 to LEP's consolidated financial statements included elsewhere in this annual report.

                                                   YEAR ENDED      YEAR ENDED      MAY 11 TO
                                                  DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                      2003            2002            2001
                                                  ------------    ------------    ------------
                                                                 (IN THOUSANDS)
Statements of Earnings Data
Canadian GAAP
Revenue from continuing operations (b)            $    376,060    $    443,067    $    298,120
Net earnings from continuing operations (b)             94,057          29,156          18,910
Discontinued operations (b)                             19,868           3,044           3,340
Net earnings                                           113,925          32,200          22,250
US GAAP
Net earnings (a)                                  $    100,401    $     32,162    $     36,356

BALANCE SHEET DATA (AT PERIOD OR YEAR END)
Canadian GAAP
Total assets (b)                                  $  1,560,107    $  1,565,904    $  1,612,531
Long-term debt (including current portion) (b)         412,276         509,617         520,612
Partners' equity (b)                                   659,087         529,163         496,963
Distribution to partners                                33,962               -               -
US GAAP
Total assets (a) (b)                              $  1,635,873    $  1,655,960    $  1,699,854

Notes:

(a) Effective January 1, 2003 we adopted FAS 143 - Accounting for Asset Retirement Obligations under US GAAP. A cumulative effect of adoption was recorded in the US GAAP earnings for the year ended 2003.

(b) Results for 2001 through 2003 have been restated for the effects of discontinued operations.

LUSCAR COAL LTD.
HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table sets forth a summary of certain of LCL's historical consolidated financial and other data for the dates and periods indicated and should be read in conjunction with LCL's audited consolidated financial statements and the related notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in "Part 1 -
Item 5 - Operating and Financial Review and Prospects" in this annual report. LCL prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to LCL, see note 24 to LCL's consolidated financial statements included elsewhere in this annual report.

                                                                       YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------
                                                      2003         2002          2001        2000         1999
                                                    ---------    ---------    ---------    ---------    ---------
                                                                            (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF EARNINGS DATA
Canadian GAAP
Revenue (b) (c)                                     $ 376,060    $ 441,586    $ 458,191    $ 517,385    $ 561,008
Cost of sales (b) (c)                                 283,971      328,618      327,803      404,355      421,240
Selling, general and administrative expenses (b)       21,703       12,259       13,563       13,634       15,345
Depreciation and amortization (b) (c)                  89,152       86,590       91,480       96,115      108,185
Write-down of capital assets                                -       42,791            -       45,808      170,052
Take-over response costs                                    -            -        9,875            -            -
Foreign currency translation loss (gain)              (79,433)      (4,021)       8,415            -            -
Interest expense                                       64,857       86,028       89,148       63,642      101,377
Other income (b) (c)                                  (23,295)      (3,670)      (1,355)      (1,953)      (1,663)
                                                    ---------    ---------    ---------    ---------    ---------
Earnings (loss) from continuing
operations before taxes                                19,105     (107,009)     (80,738)    (104,216)    (253,528)
Income tax recovery (b) (c)                           (62,351)     (50,055)     (63,527)     (45,370)    (110,134)
                                                    ---------    ---------    ---------    ---------    ---------
Earnings (loss) from continuing operations             81,456      (56,954)     (17,211)     (58,846)    (143,394)
Discontinued operations (b)                             1,596        3,044        6,339       (1,087)        (214)
                                                    ---------    ---------    ---------    ---------    ---------
Net earnings (loss) for the year (c)                 $ 83,052    $ (53,910)   $ (10,872)   $ (59,933)   $(143,608)
                                                    =========    =========    =========    =========    =========
US GAAP
                                                    ---------    ---------    ---------    ---------    ---------
Net earnings (loss) for the year (a)                 $ 78,376    $ (27,460)    $ (5,305)   $ (27,397)   $ (62,819)
                                                    =========    =========    =========    =========    =========

Notes:

(a) January 1, 2003 we adopted FAS 143 - Accounting for Asset Retirement Obligations under US GAAP. A cumulative effect of adoption was recorded in the US GAAP earnings for the year ended 2003.

(b) Results for 2001 through 2003 have been restated for the effects of discontinued operations.

(c) In 2001, changes in accounting policies related to revenue recognition, coal inventory valuation and exploration and development costs resulted in a restatement of results. See note 3 of the LCL financial statements.

SELECTED FINANCIAL DATA
LUSCAR COAL LTD. (CONTINUED)

                                                                       YEAR ENDED DECEMBER 31,
                                                 ----------    ----------    ----------    ----------    ----------
                                                    2003          2002          2001          2000          1999
                                                 ----------    ----------    ----------    ----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
OTHER FINANCIAL AND OPERATING DATA
Canadian GAAP
Cash flows from:
Operating activities (d)                         $   58,251    $   63,999    $   38,023    $   18,553    $      124
Financing activities (d)                            (14,028)       (6,646)      (12,337)      (60,151)       47,569
Investing activities (d)                            (30,302)      (50,237)      (25,828)       41,081       (47,691)
Capital expenditures (d)                            (25,005)      (51,035)      (27,938)      (17,822)      (47,447)
Ratio of earnings to fixed charges (a)                 1.33             -          0.29             -             -

CONSOLIDATED BALANCE SHEET DATA (AT YEAR-END)
Canadian GAAP
Cash and cash equivalents                            19,165         6,894            10             9           526
Total assets                                      1,579,190     1,540,231     1,667,263     1,681,494     1,887,077
Operating line of credit                             12,000             -         1,911        45,434        44,190
Long-term debt (including current portion,
excluding promissory and subordinated notes)        369,167       440,246       445,684       355,534       419,547
Promissory notes (b)                                 43,109        69,371        74,928        81,283        86,439
Subordinated notes (c)                              642,969       642,969       642,969       642,969       642,969
Shareholders' deficit                              (310,418)     (144,826)      (90,916)      (80,044)      (52,924)
US GAAP (e)

Total assets                                      1,636,965     1,600,167     1,663,926     1,725,527     1,913,847
Deficit                                          $ (347,330)   $ (161,321)   $ (144,973)   $  (87,052)   $  (59,844)

Notes:

(a) For the purpose of determining the ratio of earnings to fixed charges, earnings represent earnings before income taxes, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and interest within rental expense. For the years ended December 31, 1999, 2000, 2001 and 2002 our earnings were insufficient to cover fixed charges by $257,514, $105,038, $69,281 and $101,137.

(b) The promissory notes were issued to finance certain mine assets acquired from one of LCL's customers. Under the terms of the related coal supply contracts for these mines, the customer reimburses LCL for substantially all of the interest and sinking fund payments due under these notes. At maturity, LCL is obligated to repay these notes, net of sinking fund balances, at which time under the related coal supply contracts, the customer will reimburse LCL for the net repayment. See "Item 10 - Additional Information -- Material Contracts."

(c) The subordinated notes are obligations of Luscar Ltd. that are held by LCIF. These notes are eliminated in the consolidated financial statements of LEP.

(d)   The cash flow figures include the results of the discontinued operations.

(e) January 1, 2003 LCL adopted FAS 143 - Accounting for Asset Retirement Obligations under US GAAP. A cumulative effect of adoption was recorded in the US GAAP earnings for the year ended 2003.

                             SELECTED FINANCIAL DATA

                               EXCHANGE RATE DATA

      Luscar Energy Partnership and Luscar Coal Ltd. present their consolidated financial statements in Canadian dollars. Unless otherwise specified or the context otherwise requires, all dollar amounts in this annual report are expressed in Canadian dollars.

      The following table sets forth certain exchange rates based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as United States dollars per Cdn$1.00 and are the inverse of the rate quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

                             YEAR ENDED DECEMBER 31,
                             -----------------------
                  2003      2002      2001      2000      1999
                 ------    ------    ------    ------    ------
Low              0.6349    0.6200    0.6241    0.6413    0.6535
High             0.7738    0.6619    0.6697    0.6969    0.6925
End of Year      0.7738    0.6330    0.6279    0.6669    0.6925
Average          0.7136    0.6370    0.6446    0.6732    0.6744

                                        LAST SIX MONTHS
                 -------------------------------------------------------------
                  MAY      APRIL     MARCH     FEBRUARY    JANUARY    DECEMBER
                 ------    ------    ------    --------    -------    --------
Low              0.7158    0.7293    0.7418     0.7439      0.7496     0.7460
High             0.7364    0.7637    0.7645     0.7629      0.7880     0.7738
End of Month     0.7317    0.7293    0.7634     0.7460      0.7539     0.7738

On June 28, 2004, the inverse of the noon buying rate for Canadian dollars was $1.00 per US$0.7444.

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from generally accepted accounting principles in the United States, or U.S. GAAP, and thus LEP's and LCL's financial statements may not be comparable to the financial statements of United States companies. The principal differences between Canadian GAAP and U.S. GAAP are summarized in note 22 to the audited consolidated financial statements of Luscar Energy Partnership and in note 24 to the audited consolidated financial statements of Luscar Coal Ltd.

                                  RISK FACTORS

      You should carefully consider the risk factors set forth below as well as the other information contained in this annual report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be not material may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

WE RELY ON A SMALL NUMBER OF KEY CUSTOMERS TO WHOM WE SELL A LARGE AMOUNT OF
COAL.

      Eight of the mines that we owned during 2003 derived substantially all of their revenue from a single customer or a group of affiliated customers. These customers are TransAlta Corporation ("TransAlta"), Alberta Power (2000) Ltd. ("ATCO"), Saskatchewan Power Corporation ("SaskPower"), EPCOR Generation Inc. ("EPCOR"), and Ontario Power Generation Inc. ("Ontario Power"). After giving effect to our acquisition of the Prairie Assets from Sherritt Coal Acquisition Inc. ("SCAI"), our coal shipments to these customers accounted for 77% of our revenues during 2003 and are expected to continue to provide a significant percentage of our revenues in the future. The loss of one or more of these customers could result in the closure of the relevant mine or mines or, in some cases, the sale of the relevant mine to the customer.

      The coal supply contracts with Luscar's key customers allow them to terminate the contracts under a number of circumstances including our failure to perform our obligations under the contract or if our operating subsidiary, Luscar Ltd. becomes bankrupt. In particular, a customer may terminate the contract if we fail to deliver a minimum amount of coal or if our customer or we are unable to obtain necessary permits or government approvals. In addition, the contracts with these customers allow them to temporarily suspend or terminate the contract as a result of specified events beyond the control of the affected party, including work stoppages, rail disruptions, natural disasters, excessive damage or required modifications to the power station being served, and equipment break-downs. Some of the contracts with key customers also provide for termination if available coal reserves are exhausted or if licenses, permits or approvals required to mine the coal are not available. One coal supply contract, which represented approximately 16% of LEP's 2003 revenue, may be terminated by either party to the agreement upon written notice given to the other party during the month of July of 2006 or 2011. If notice is given, the contract will terminate on July 1 of the following year. If any of these customers suspend or terminate all of their contracts with us, it would materially adversely impact our financial position. However, no individual contract is material to our financial condition or ability to pay interest or principal on the Senior Notes. In addition, these customers may choose not to extend their existing contracts or not to enter into new contracts. If that happens, we would be affected adversely to the extent that we are unable to find other customers to purchase coal at the same level of profitability.

OUR DOMESTIC THERMAL COAL SALES ARE DEPENDENT ON THE ELECTRICITY GENERATION INDUSTRY IN ALBERTA AND SASKATCHEWAN.

      Demand for our domestic thermal coal depends primarily on coal consumption by the electric utility industry in Alberta and Saskatchewan. This demand is affected by a variety of factors, including fluctuations in the demand for electricity, environmental and other governmental regulations and orders, technological developments and the availability and price of alternative electricity generation sources such as natural gas or oil generation, nuclear energy or hydroelectric energy. Our business plan is predicated on the sustained demand for electricity from the power plants we supply. Any significant reduction of electricity demand from these power plants will have a material adverse effect on our results of operations. In addition, any increased coal sales in these markets are dependent upon increases in electricity demand that we cannot be certain will occur.

WE EXPERIENCED SUBSTANTIAL CYCLICALITY IN OUR EXPORT COAL BUSINESS IN THE PAST AND WE EXPECT THAT CYCLICALITY TO CONTINUE.

      We have experienced substantial price fluctuations in our export coal business in the past and we expect that such fluctuations will continue, although not to the same extent. Previously, our export market included sales of both metallurgical and thermal coal, but this has now been reduced to only thermal coal sales due to the transfer of the metallurgical coal operations to Fording on February 28, 2003. We also acquired Fording's Prairie Assets by acquiring the shares of SCAI in October 2003, from which we expect to derive revenues from the ownership and operation of mine mouth thermal coal operations in Alberta. As a result, we expect that our ongoing exposure to the cyclicality of the export coal business will continue but will have less impact on our overall results. The metallurgical assets disposed of are generally subject to more cyclical market forces than the thermal coal assets acquired.

      Our export markets include customers in Japan and other Pacific Rim countries, the United States, and some South American countries, which are all countries that have experienced economic slowdowns within the past five years. Export coal markets are cyclical and characterized by: (1) periods of excess supply resulting from expansions of production capacities, more efficient mining techniques or other factors; and (2) periods of insufficient demand resulting from weak general economic conditions, reduced production by our customers or other factors. These circumstances could result in downward pressure on export coal prices or demand, which would reduce our revenues and profitability. Export coal prices may not remain at current levels. A slowdown in economic growth may significantly reduce the price and the demand for export coal. Any prolonged or severe weakness in export coal prices or demand by foreign electricity generation industries would reduce our revenues and profitability and could cause us to reduce our output or, possibly, close one of our mines, all of which would reduce our cash flow from operations. In early 2003, for example, we reduced production at our Coal Valley mine and indefinitely suspended production at our Obed Mountain mine in response to low export thermal coal selling prices resulting from excess production capacity in the seaborne thermal coal markets to which these mines ship a significant portion of their sales. Strong markets in late 2003 and early 2004 have led to the decision to increase production at Coal Valley back to previous levels.

LCL AND THE GUARANTORS ARE HIGHLY LEVERAGED AND HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS.

      We have long-term indebtedness and significant debt service obligations. As at December 31, 2003, we had total indebtedness of $424.3 million and a debt to equity ratio of 0.6 to 1 including the current portion of the indebtedness but excluding intercompany debt and future income taxes. The indenture governing the Senior Notes and the senior credit facility permit LCL and its subsidiaries to incur additional indebtedness, including secured indebtedness, subject to limitations. See "Item 10 - Additional Information -- Material Contracts".

      Our high degree of leverage could have important consequences. For example, it could:

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

THE RIGHT TO RECEIVE PAYMENT ON THE SENIOR NOTES AND THE GUARANTEES RANK BEHIND OUR SECURED INDEBTEDNESS, WHICH MAY REDUCE THE LIKELIHOOD THAT HOLDERS OF THE SENIOR NOTES WILL BE REPAID IN THE EVENT OF BANKRUPTCY, LIQUIDATION OR OTHER ADMINISTRATIVE PROCEEDINGS THAT REQUIRE ALLOCATION OR DISTRIBUTION OF OUR ASSETS.

      The Senior Notes and the guarantees are subordinate in right of payment to LCL's and the guarantors' secured indebtedness to the extent of the assets securing such indebtedness. The Senior Notes are senior unsecured obligations, and the guarantees are senior unsecured obligations of the guarantors. The Senior Notes and the guarantees rank equally with all of LCL's and the guarantors' senior unsecured indebtedness. As at December 31, 2003, LCL, together with the guarantors, (1) had $56.9 million of outstanding secured debt and (2) had $12.0 million drawn on the senior credit facility and (3) had outstanding letters of credit of $60.5 million against our senior credit facility. As at December 31, 2003, LEP's and LCL's senior credit facility allowed total secured borrowings of up to $100.0 million and SCAI's credit facility allowed borrowings of up to $15.0 million. In addition, the indenture governing the Senior Notes permits us to incur additional secured indebtedness. Accordingly, in the event of bankruptcy, liquidation, receivership or a reorganization or similar proceeding relating to any of the guarantors or LCL, holders of LCL's Senior Notes will participate with all other holders of our indebtedness and the indebtedness of our guarantors in the assets remaining after the guarantors and we have paid all of the obligations under any secured indebtedness. In any of these cases, these assets may be insufficient to pay all of LCL's and the guarantors' creditors and holders of LCL's Senior Notes are likely to receive less, ratably, if any, than our secured creditors.

      Effective February 4, 2004 LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115.0 million. This facility replaces LEP's and LCL's $100.0 million senior credit agreement and SCAI's $15.0 million credit facilities that were due to expire on February 29, 2004. See "Item 10 - Additional Information -- Material Contracts".

WE MAY NOT BE ABLE TO ACQUIRE, RETAIN AND DEVELOP COAL RESERVES.

      Our ability to supply coal to our customers depends on our ability to retain and exploit our coal reserves in an economic fashion. Any defect in our rights to mine any of our coal reserves could adversely affect our ability to mine these reserves and to supply our customers. In addition, either our utility customers or we often need to obtain land access rights from third parties to mine our coal reserves. The acquisition of these rights could increase our costs. The failure to acquire these rights could prevent us from mining a particular coal reserve. If we are not successful in obtaining coal rights and sustaining our coal reserves, our future revenues will be adversely affected. A component of our business strategy is to acquire and develop new coal reserves. If we are unsuccessful in this area, our future growth may be affected. LCL acquired in the fourth quarter of 2003 the additional coal and mineral reserves included in the Prairie Assets that SCAI acquired from Fording earlier in 2003.

      Many of our properties, including the Prairie Assets, contain non-reserve coal. We refer to properties as having non-reserve coal, as opposed to coal reserves, when we have not economically evaluated the feasibility of mining the coal on that property or when we have evaluated the feasibility of mining and we have concluded that the coal cannot be economically mined based on current technology and market conditions. If any or all of our non-reserve coal cannot be economically mined now or in the future, we may need to seek new non-reserve coal or reserves for development or other alternatives to support our growth strategy.

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

      For these reasons, (1) estimates of economically recoverable quantities of coal, (2) classifications of reserves based on probability of recovery and (3) estimates of future net cash flows expected from reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserves and the revenues, the mining costs and capital expenditures related to such tonnage may be materially different from estimates, which may adversely affect our operating results. Information regarding the 32.9 million tonnes of coal reserves associated with the Paintearth and Sheerness operations acquired by SCAI from Fording, and subsequently acquired by LCL, has been derived from public information prepared by and released by Fording, as at December 31, 2002. We have not yet evaluated these specific coal reserves or the accuracy of Fording's public information and, in the future, our estimates of coal reserves and future net cash flows derivable from them may differ from the public information.

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

      The Province of Alberta has recently passed the Climate Change and Emissions Management Act ("Bill 37"). When enacted, Bill 37 will provide the legislative framework to establish a system for management of greenhouse gases in the Province of Alberta. Bill 37 contemplates regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy. Bill 37 proposes sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output. Additionally, the Province of Ontario has publicly stated its intent to phase out the use of coal fired power plants within the province.

      If the power plants that we supply are subjected to any requirements to reduce carbon dioxide emissions, then our customers may seek to reduce the amount of coal consumed, introduce new technology that would allow for reduction of carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of our customers' use of coal, and any restrictions on the burning of coal, will negatively impact our revenues and net earnings as well as our ability to extend existing contracts or to grow through new coal sales.

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

      These risks and conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. Insurance coverage may not be available or sufficient to fully cover claims that may arise from the above conditions. We currently have insurance coverage that includes US $100 million of property loss insurance, subject to a deductible level of $5 million per incident (except where lower deductible levels are required pursuant to our contracts), and US $75 million of general liability insurance. These policies contain customary exclusions and deductibles and may not provide coverage in every particular case. We cannot be sure that such insurance coverage will be available to us throughout the term of the Senior Notes. We have investigated the availability of insurance to cover environmental spills or accidents and have found the cost of such policies and restrictions contained in such policies inappropriate given the nature of the risks we face. Any of these risks or conditions could have a negative impact on the cash available from our operations and our financial position.

WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AT OUR OPERATIONS OR THOSE OF OUR KEY CUSTOMERS OR SERVICE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

      Most of our mining operations are unionized, and we have a risk of work stoppages as the result of a strike or lockout. Any work stoppage could have a material adverse effect on our financial condition and results of operations. In addition, any work stoppage or labor disruption at our key customers or service providers could impede our ability to supply coal, to receive critical equipment and supplies for our mining operations or to collect payment from customers encountering labor disruptions. For example, we had a 31 day work stoppage at our Highvale mine operation in 2001 (although we have since settled another collective bargaining agreement without disruption). Work stoppages or other labor disruptions may increase our costs or impede our ability to operate one or more of our mining operations.

COMPETITION COULD PUT DOWNWARD PRESSURE ON EXPORT COAL PRICES, REDUCING OUR PROFITABILITY, OR COULD CAUSE US TO LOSE CUSTOMERS.

      The export coal industry is highly competitive, typically with numerous producers competing in each coal consuming region or the international export market. Historically, we have competed with large and small producers within a region. Because of significant consolidation in the coal industry over the past few years, some of our competitors have significantly increased their scale and have a greater ability to influence pricing and be long-term suppliers of competitively priced coal. In addition, many of our competitors can compete more effectively than we do because they have significantly greater financial resources than we do. Competitive factors could put downward pressure on export coal prices or result in the loss of customers.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

      We incur costs and expenses primarily in Canadian dollars; however, substantially all of our revenue from export coal sales, which amounted to $64.6 million during 2003, is denominated in United States dollars. If the Canadian dollar gains value against the United States dollar while other factors remain constant, we will see a relative decrease in revenue and our cash flow will be diminished. Adverse changes in the United States dollar/Canadian dollar exchange rate could make some of our mines uneconomic to operate and could make it necessary for us to close them. Any such mine closures and the resulting closure costs would reduce our cash flow from operations.

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

      LCL's US$275 million of Senior Notes are denominated in United States currency and LCL is obligated to make semi-annual interest payments in United States currency. Upon maturity on October 15, 2011, LCL will be required to repay the Senior Notes, in full, in United States currency. Because we have significantly reduced our sources of United States currency, through the transfer of our metallurgical coal operations to Fording and through the reduction of production at our export thermal coal operations, the net exposure of the Senior Notes to fluctuations in the relative value of the United States currency and the Canadian currency will be significantly greater in the future. Any future decreases in the value of the Canadian currency relative to United States currency will reduce our net earnings. For further information on recent fluctuations between these currencies, please refer to "Part 1 - Item 3 - Key Information - Selected Financial Data - Exchange Rate Data".

OUR ABILITY TO SELL COAL DEPENDS ON TRANSPORTATION BEING AVAILABLE AND
AFFORDABLE.

      We depend on rail and ship transportation to deliver coal to our export customers, Ontario Power, and other distant customers. For our export sales, we pay for rail haulage of coal to the west coast of Canada and to Thunder Bay, Ontario and the port cost of loading coal onto ships. These transportation costs are a significant component of the total cost of supplying coal to these customers. Any increase in the costs of transporting our coal, whether borne by our customers or us could adversely affect our competitive position in specific market regions and our profitability from sales in that region. Disruption of rail and port services could impair our ability to supply coal to our customers thereby resulting in lost sales and reduced profitability. The Coal Valley and Bienfait mines are dependent upon third party rail carriers for delivery of coal and only the Bienfait mine is served by more than one carrier.

ADVERSE ENVIRONMENTAL IMPACT FROM COAL MINING AND COAL USE MAY LEAD TO INCREASED COSTS TO OUR CUSTOMERS AND US.

      Coal contains elements including sulfur, mercury, arsenic, nitrogen, cadmium, uranium and selenium. Depending on the concentration of these elements, their release into the environment through the mining process or through the burning of coal may have an adverse impact on the environment. The unauthorized release of regulated materials on or from properties owned, leased, occupied or used by us could result in penalties, including potentially significant fines, and governmental orders requiring the investigation, control and remediation of these releases. The release of these materials could have a material adverse effect on our ability to continue mine operations or to sell our interest in our property or could lead to claims by third parties. Our customers are subject to similar regulations. In addition, environmental regulations may restrict our customers' ability to burn coal. As a result, such customers may reduce their use of coal or need to invest in costly emission control technologies. For example, the governments of Canada and the provinces have indicated that they are considering regulatory and legislative changes to require coal-fired power plants to reduce mercury emissions by as much as 90% in the future.

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

      During the first quarter of 2004, we adopted CICA Handbook section 3110 on asset retirement obligations, which is similar to SFAS 143. As a result of adopting this Section, we will significantly increase our liability for asset retirement obligations to reflect the net present value of projected future cash flows related to the reclamation and restoration of lands that we have disturbed during mining. The adoption of CICA Handbook section 3110 will have an impact upon our net earnings, both at the time of adoption and in future periods, but will not have an impact upon our cash flows.

      In addition, we are required to provide financial security to provincial authorities covering future reclamation costs. These financial security requirements arise out of our obligation under provincial mining and environmental legislation to reclaim lands that we disturb during mining. The form of the security must be acceptable to the provincial governments. Currently, we provide reclamation security by way of irrevocable letters of credit issued under our new credit facility. For amounts outstanding under these letters of credit, see "Item 10 - Additional Information - Material Contracts - Senior Credit Facility". We may be unable to obtain adequate financial security in the future or we may be required to replace our existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations. If governmental regulations change in a manner that significantly increases the costs associated with reclamation and mine closure, it could materially reduce our results of operations and make further development of existing and new mines less economically viable.

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

      The Alberta electricity industry was deregulated as of January 1, 2001. Electricity generation in the Province of Ontario was deregulated, however, the government has introduced new regulations during November 2002 which were amended in April 2004 that limit the price of electricity sold to residential users and certain commercial users in that province. Electricity generation in the Province of Saskatchewan is fully regulated. Any increased volatility of electricity prices and uncertainty over electricity supplies brought on by deregulation may represent a significant financial risk for our key customers, which could adversely impact our coal sales to affected customers.

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

OUR OPERATING EXPENSES COULD INCREASE SIGNIFICANTLY IF THE PRICE OF ELECTRICITY, FUELS OR OTHER INPUTS INCREASES.

      We are a significant consumer of electricity, fuels and other inputs. For example, a substantial portion of our major mining equipment and processing plants is powered by electricity that we have to purchase from outside sources at the Coal Valley, Obed Mountain and Bienfait mines. The electric utility industry in Alberta was deregulated in January 2001 resulting in a significant increase in our cost of electricity. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas. Although our mine-mouth contracts and contract mining agreements have price escalation clauses that protect us from most cost increases, we are not able to pass on cost increases to our export and other customers, which could negatively impact our operating profits.

LCL IS CONTROLLED BY THE PARTNERS OF LUSCAR ENERGY PARTNERSHIP, WHOSE INTERESTS MAY NOT BE ALIGNED WITH THE INTERESTS OF A HOLDER OF THE SENIOR NOTES.

      LCIF owns all of LCL's outstanding common stock and LCIF is 100% owned by LEP. Sherritt and Teachers, in turn, control LEP. Accordingly, Sherritt and Teachers are able to elect the management committee of LEP, determine LCL's corporate and management policies and make decisions related to fundamental corporate actions. LEP's interests, or the interests of Sherritt or Teachers, may not be aligned with the interests of holders of the Senior Notes.

THE ABILITY TO ENFORCE CIVIL LIABILITIES IN CANADA MAY BE LIMITED.

      LCL and the guarantors are incorporated or established under the laws of Canada or its provinces, and the laws of Canada or its provinces govern our charters and material contracts. Substantially all of our assets are located in Canada. All of the members of LEP's management committee, LCL's directors, officers, significant employees and the independent auditors named in this annual report reside outside of the United States.

      It may not be possible, therefore, for investors to effect service of process within the United States upon LCL, the guarantors or these individuals or companies including with respect to matters arising under the United States federal securities laws or to enforce judgments against them in United States courts whether or not predicated upon the civil liability provisions under the United States federal securities laws. Our Canadian counsel, Torys LLP, has advised us that there is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts.

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

      - our expectations with respect to the increased profitability as a result of the new thermal assets acquired in the fourth quarter of 2003;

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

ITEM 4 INFORMATION ON THE COMPANY

                                  OUR BUSINESS

                                    OVERVIEW

      We are the largest coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal. After giving effect to the disposition of our metallurgical coal operations in February 2003 and the acquisition of the Prairie Assets, we currently own and operate eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with TransAlta. Together, these mines produced almost 38 million tonnes of coal during 2003, making us one of the largest coal producers in North America. All of our coal production and coal reserves at our existing mines are less than one percent sulfur by weight on average, which is considered to be low-sulfur coal. Many utilities use low-sulfur coal to comply with environmental regulations for sulfur-dioxide emissions. We generate a substantial portion of our revenue from long-term contracts with ATCO, EPCOR, SaskPower and TransAlta, the major electricity generators in Alberta and

Saskatchewan. We supply these contracts from our mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

      We have proven and probable coal reserves in western Canada that we believe will last for many years based on 2003 production from our owned mines. During 2003, we acquired the Prairie Assets, which included additional proven and probable coal reserves in Alberta. We feel that the acquisition of the Prairie Assets has enhanced our position as a key supplier of energy in domestic markets. We believe that there will be an increase in demand for coal as a result of various factors, including a continued increase in the demand for electricity. We believe that utilities will build new coal-fired power plants and expand existing plants, and that industrial users will switch from natural gas to coal in response to the greater price stability and abundance of coal.

                                   OUR HISTORY

      Luscar began operations in 1911 as Mountain Park Coal Company Limited, which initially supplied coal to the domestic railway, industrial and home markets. Luscar began supplying power plants in Alberta in 1949 and in Saskatchewan in 1971. Luscar entered the export metallurgical coal market in 1970 and the export thermal coal market in 1978. Luscar began supplying coal to electric utilities in southern Ontario in 1978 and in northwestern Ontario in 1981. Since then, we have expanded coal sales to diverse markets through new mine developments and acquisitions. Prior to 1996, Luscar was a private company. In 1996, Luscar Ltd. was acquired by LCIF in connection with an initial public offering of the units of LCIF that were traded publicly on the Toronto Stock Exchange.

      To continue our growth and to increase our coal assets, LCIF acquired Manalta Coal Income Trust ("MCIT") in September 1998 for aggregate consideration of $562.6 million. MCIT's wholly owned subsidiary, Manalta Coal Ltd., ("MCL") was our primary competitor in Canadian markets and also participated in export markets. LCL was incorporated at that time to hold the common shares of the entity resulting from the amalgamation of Luscar Ltd. and MCL. The Manalta acquisition substantially increased our scale, market share and low-sulfur coal reserves. Primarily as a result of the Manalta acquisition, from 1997 to 1999 our annual coal sales increased by approximately 25.0 million tonnes, our reserve base increased by approximately 468.0 million tonnes and we became the largest coal producer in Canada. Several of Manalta's mining operations were adjacent to our existing operations, and by combining them we were able to affect significant operating cost synergy as well as to reduce corporate overhead costs.

      During 2001, pursuant to a take-over bid and a secondary-stage compulsory acquisition, LEP acquired all the outstanding securities of LCIF for total consideration of approximately $900 million, comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. LEP acquired control of LCIF and LCL on May 11, 2001 and now holds all the issued capital of LCIF, which in turn holds all the issued capital of LCL and Luscar Ltd. In October 2001, as part of a refinancing, LCL issued U.S. $275 million of 9.75% Senior Notes due October 15, 2011, which are guaranteed as to principal and interest by LEP. We used the proceeds from the Senior Notes to repay existing bank indebtedness and to increase our cash position to fund operations and future growth. At the same time, we negotiated the initial $100 million Senior Credit Facility.

      On February 28, 2003, under the terms of the Combination Agreement with Fording, we transferred substantially all of our metallurgical coal assets to Fording. These metallurgical coal assets included our 50% interest in each of the Line Creek mine, the Luscar mine and the undeveloped Cheviot deposit, as well as our 23.2% interest in Neptune and certain non-producing metallurgical coal properties. We exchanged our 50% interest in Line Creek mine for 2,979,000 Fording Units and distributed the remaining metallurgical coal assets to our partners, who subsequently received 221,000 Fording Units in exchange for these metallurgical coal assets. We retained certain land reclamation and severance obligations related to the closure of the Luscar mine, as well as an obligation to fund, over a five year period, certain defined benefit pension plan deficits assumed by Fording. We also received cash payments from Fording in respect of accounts receivable and inventories, net of accounts payable and accrued charges.

      Also under the Combination Agreement, our affiliate, SCAI, acquired Fording's Prairie Assets, which include a 50% joint venture interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral properties. From February 28, 2003 to October 17, 2003, we managed and operated the Prairie Assets on behalf of SCAI under a management agreement.

      On October 17, 2003 LCL acquired the Prairie Assets by LL acquiring all the shares of SCAI, a corporation wholly owned by SCP ll. LEP, LCL, SCAI and SCP II are all owned, as to 50% each directly or indirectly, by Sherritt and Teachers. The acquisition by LCL, effected by an internal reorganization among all these entities and their subsidiaries, involved a distribution by LCL to Sherritt and Teachers of approximately 3.0 million units of Fording Canadian Coal Trust formerly held by LCL and $70.0 million in cash. The remaining portion of the acquisition was effected through an equity investment by Sherritt and Teachers in LEP. Following these transactions we no longer hold any FCCT units.

                              CORPORATE INFORMATION

The adjacent diagram illustrates our current corporate and debt structure.

                              [ORGANISATION CHART]

LEP is a general partnership that was formed by wholly-owned subsidiaries of each of Teachers and Sherritt for the purpose of acquiring LCIF. Teachers is a corporation established by legislation of the Province of Ontario and is charged with administering the second largest pension fund in Canada, with total assets as at December 31, 2003 nearing $76 billion. Sherritt is a diversified resource company, with assets of over $2.3 billion in Canada, Cuba and internationally. Sherritt's main business segments include coal, metals, oil and gas and power generation. Sherritt also has a number of smaller investments including soybean-based food processing, tourism and agriculture. Sherritt is a public company listed on the Toronto Stock Exchange under the symbol "S" and is incorporated under the laws of New Brunswick, Canada.

      Under the terms of the partnership agreement, Sherritt appoints three members to LEP's management committee and Teachers appoints one member. LEP's management committee makes its decisions by majority action that must include, in every case, the approval of the Teachers appointee.

      LEP and LCIF, which are guarantors of the Senior Notes, are holding companies with no independent assets or operations other than investing cash on hand and their investments in LCL and its subsidiaries. LCL is a holding company that owns all of the common shares of Luscar Ltd. LCL's operations are conducted by Luscar Ltd., which guarantees the Senior Notes on a senior basis. SCP II formerly owned all of the share capital of SCAI, which held the coal and mineral properties previously owned by Fording until those shares of SCAI were purchased by LL and those assets were acquired by LCL in the fourth quarter of 2003 on the winding up of SCAI. 3718492 Canada Inc. is a non-operating, wholly owned subsidiary of Luscar Ltd. that holds a $61 million, non-interest bearing demand note issued by Luscar Ltd.

      The registered and principal offices of Luscar Coal Ltd. and Luscar Coal Income Fund are located at 1600 Oxford Tower, 10235--101 Street, Edmonton, Alberta, Canada, T5J 3G1. The telephone number is (780) 420-5810. The registered and principal offices of Luscar Energy Partnership are located at 1133 Yonge Street, Toronto, Ontario, Canada, M4T 2Y7.

      Prior to the transfer of the metallurgical coal assets to Fording, we sold both thermal and metallurgical coal in domestic and international markets. As a result of the Fording transactions, we no longer have metallurgical coal assets. In connection with the disposition of its metallurgical coal assets, we agreed with Fording that we would not operate, own, lease or contract mine any assets or business involving metallurgical coal in Canada for a period of 5 years from February 28, 2003 except for assets or businesses that primarily produce thermal coal but where metallurgical coal is produced incidentally from such operations ("by-product metallurgical coal"). We have further agreed that we will only be permitted to sell by-product metallurgical coal if Fording acts as marketing agent with respect to those sales.

      Similarly, in connection with the purchase by Fording of our metallurgical coal assets, Fording, has agreed with us that they will not operate, own, lease or contract mine any assets or business involving thermal coal in Canada for a period of 5 years from February 28, 2003, except for assets or businesses that primarily produce metallurgical coal but where thermal coal is produced incidentally from such operations or when such coal is blended so as to be marketed as metallurgical coal ("by-product thermal coal"). We have entered into an agreement with Fording appointing us as the marketing agent of Fording with respect to certain by-product thermal coal sales by Fording to customers within Canada.

      We generate a substantial portion of our revenue from long-term contracts with ATCO, EPCOR, SaskPower and TransAlta, the major electricity generators in Alberta and Saskatchewan. The remaining terms of these contracts range from 6 to more than 20 years. We service these contracts from five of our mines, which are located in close proximity to the coal-fired power plants operated by these customers. These mines, which we refer to as our mine-mouth operations, are the sole coal suppliers to these power plants, and we believe them to be the most economical source of coal for these plants given the considerable distance from other producing coal mines. The mines that we operate on a contract basis supply three power plants owned by TransAlta and are also mine-mouth operations. Taken together, the power plants served by our mine-mouth operations generated more than 60% of the electricity generated in Alberta and Saskatchewan in 2003. We expect that these power plants will continue to operate at close to capacity, given the high demand for electricity and the low cost of coal-fired electricity generation in these provinces.

                               BUSINESS STRENGTHS

      We believe that the following business strengths will allow us to increase our production and profitability.

      LONG-TERM COAL SUPPLY CONTRACTS

      The mine-mouth operations at the Boundary Dam, Paintearth, Genesee, Poplar River and Sheerness mines sell coal under long-term coal supply contracts. These contracts have remaining terms ranging from 2009 until 2026, except at Genesee where the contract will continue until the entire coal field is depleted. We generate a substantial portion of our operating profits from these contracts and we believe these contracts will continue to provide us with stable operating profits. Pricing in these contracts is adjusted annually based on cost indices that relate to our mine-site costs, including labor, fuel, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts that the utilities are required to pay for or purchase, as well as, in some cases, fixed monthly revenues that are unrelated to tonnage delivered. These factors result in stable revenues despite any delivery variations that might occur. These contracts also enable us to pass through specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility serviced. These mines are the sole suppliers to the adjacent power plants, which are operated on a consistent, on-going basis. We expect that we will remain the principal supplier to these power plants given our contracts, the proximity of the mines to the power plants and the relatively high cost to transport coal.

      MARKET LEADER

      We are currently the largest coal producer in Canada, producing most of Canada's thermal coal production, and we are one of the largest coal producers in North America. We supply substantially all the coal to electric utilities in Alberta and Saskatchewan, and the coal we produced accounted for more than 60% of the electricity generated in these provinces in 2003. We acquired the Prairie Assets, which solidifies our position in these markets. In addition, we currently supply almost all of the coal to the only two coal-fired power plants in northwestern Ontario.

      ABUNDANT, STRATEGICALLY LOCATED COAL RESERVES

      We estimate that our proven and probable reserves will last for many years based on 2003 production from the reserves we own. All of our coal reserves and production consist of low-sulfur coal, the majority of which is located in close proximity to major coal-fired power plants. The locations of our operations and our undeveloped reserves and non-reserve coal are a key strength in serving our existing customers and potential new customers. We believe that the demand for coal will increase because of the announced intention of some parties, including TransAlta and EPCOR, to construct new coal-fired power plants and the expansion of existing plants to meet the continued increase in the demand for electricity. EPCOR and TransAlta are currently constructing a third generating unit at its Genesee facility, which will be supplied from the Genesee mine. We also believe industrial users will switch from natural gas to coal in response to coal's greater price stability and abundance. For example, we have reserves and non-reserve coal located near major oil producing facilities which use large quantities of natural gas that can be replaced by coal to produce heavy oil and oil from tar-sands.

      LONG-TERM CUSTOMERS

      We supply coal to mine-mouth power plants under long-term coal supply contracts and a contract mining agreement. We also sell lesser quantities of thermal coal to other domestic markets. We believe that our long-term customer relationships are a competitive advantage. We supply most of our sales volumes to customers that we have served for more than 10 years. We have a consistent track record of maintaining these relationships, including ATCO (49 years), Ontario Power (26 years), SaskPower (34 years), and TransAlta (33 years). Through our acquisition of a 50% interest in the Genesee mine as part of the Prairie Assets, we now have a long-term relationship with EPCOR, our customer and joint venture partner.

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

      BENEFICIAL CANADIAN OPERATING ENVIRONMENT

      We are not subject to a number of significant liabilities that U.S. coal producers face because all of our mines are located in Canada and are surface mines. For example, we do not have the significant post-retirement health and insurance obligations that our U.S. peers have. We make fixed payments for workers' compensation to a government entity and do not have variable liabilities in this area, unlike U.S. coal producers. We are not required to make on-going payments to trusts or funds related to environmental, health or retiree benefits. Because our labor unions are organized on a local basis, we typically have a different union local at each mine. Consequently, we do not face the risks of national labor actions or disruptions that many of our U.S. peers have experienced. All of our mines are surface mines, which do not have the safety and health issues that underground mines have, such as black-lung disease, catastrophic collapse, underground explosions and fires.

      EXPERIENCED MANAGEMENT

      Many of our senior executives and operations managers have many years of experience in the coal industry. They have been involved in establishing our strong customer relationships, maintaining a record of safety and environmental responsibility, developing several new mine operations and successfully acquiring and integrating several mines into our operations.

      STRONG EQUITY OWNERS

      We expect to benefit from the experience of our equity owners, Teachers and Sherritt. Teachers' administers the second largest pension fund in Canada, with nearly $76 billion of total assets as at December 31, 2003. Sherritt, with assets of over $2.3 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns (1) 50% of a vertically-integrated nickel/cobalt metals business, (2) an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, (3) a power generation business, which finances, constructs and operates gas-fired electricity generation plants in Cuba, and (4) soybean-based food processing, agriculture and tourism in Cuba.

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

                                BUSINESS STRATEGY

      The key components of our strategy include:

      FOCUS ON THERMAL COAL PRODUCTION

      Substantially all of our mining operations are related to the production of thermal coal. Our equipment and customer base at most of these operations are very similar. At these operations, we remove most of the overburden using efficient, low-cost dragline equipment and deliver thermal coal to nearby power plants operated by domestic electric utility customers. We expect that the similarity between these operations will enable us to streamline our operations and share best practices among our operations. We intend to implement efficiencies at all of our operations, which we expect will improve the profitability of our business. Our major customers are utilities, which are the predominant electricity suppliers in Alberta, Saskatchewan and northwestern Ontario. They have invested significant resources in supplying coal-fired electricity to the regions they serve.

      MAINTAIN AND EXPAND OUR CUSTOMER RELATIONSHIPS

      We intend to maintain our strong relationships with existing customers and to establish strong relationships with new customers. With increased coal production, a shift in export tonnage to domestic markets and the potential for coal as an alternative fuel for industries that consume large quantities of natural gas, the opportunity to establish long-term contractual relationships with new customers has become a focus. We plan to continue to sell the majority of our production under long-term contracts or to customers with whom we have developed strong relationships in order to reduce market risk and exposure to coal price fluctuations. We also seek to market our coal in regions where we can effectively compete and provide value to our customers.

      FURTHER INCREASE PROFITABILITY

      We intend to continue reducing operating costs and increasing productivity by optimizing process flows and prudently investing in more efficient production equipment. We work cooperatively with our employees to effect productivity improvements by implementing innovative work practice and efficiency programs. We are in the process of a mine-by-mine operational review in order to maximize production efficiency and are implementing contemporary integrated business systems that we expect will provide us with better information to optimize our operations and maintenance costs. We are also investing in equipment and technology to improve the productivity of our equipment. For example, we have introduced a comprehensive suite of standard operating procedures which incorporates best practices from our various mines and which has resulted in a 10% increase in dragline productivity.

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

      REDIRECT EXPORT TONNAGE TO DOMESTIC MARKETS

      We believe that, over the long term, domestic coal prices will be less volatile than those in the export coal market. We intend to seek opportunities to market coal from our mines to domestic markets and we expect that any such domestic sales will generate higher margins on average over the long term than our export sales.

      PURSUE STRATEGIC ACQUISITIONS

      We intend to seek strategic coal investments to increase our existing production. We will focus on acquiring low-cost, low-sulfur coal reserves. We have experience at successfully integrating acquired coal mine operations and realizing synergy. The 1998 acquisition of Manalta increased our annual coal sales by approximately 25 million tonnes; resulted in significant cost efficiencies; and diversified our customer base. We acquired two undeveloped coal properties; the Camrose-Ryley property in late 2000 and, in early 2001, the Judy Creek property, both in north-central Alberta. In October 2003, we acquired the Prairie Assets, including a 50% interest in the Genesee mine, a contract mining agreement for the Highvale and Whitewood mines, and an extensive portfolio of coal properties with large quantities of reserves and non-reserve coal. We believe that these properties could be developed to supply coal to potential new mine-mouth power plants or existing nearby industrial operations seeking a long-term, low-cost fuel source. Additionally, we have begun work on an application to develop a surface coal mine at the Bow City property and an associated 1,000 megawatt generating station. The application, which will include a comprehensive environmental assessment, review of clean coal burn technology and a review of the best way to cool water, will be initiated in the summer of 2004. Our primary interest in this project will be to develop coal mines and supply coal. We will seek partners for the development of the power station.

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

      Bituminous coal is a soft black coal with a heat value that ranges from 10,500 to 14,000 Btu per pound. Canadian bituminous coal is primarily mined in the Rocky Mountains and adjacent foothills in Alberta and British Columbia. Electric utilities and industrial plants use bituminous thermal coal, while steel producers use bituminous metallurgical coal. The heat values of bituminous coal are high enough to make it economic to transport it to distant markets. The coal at the Coal Valley and Obed Mountain mines is bituminous thermal coal.

      Anthracite coal is a hard coal with a heat value that can be as high as 15,000 Btu per pound. Anthracite deposits are found in British Columbia, but are not currently being mined. Anthracite is used primarily for industrial and home heating purposes. We do not have any anthracite coal reserves.

      Certain types of bituminous coals are also classified as metallurgical coals. Metallurgical coal that is used primarily for its chemical, physical and heating characteristics is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant than thermal coal and is produced for export primarily in Australia, Canada, the United States and China. Metallurgical coal is generally higher in carbon content and calorific value and lower in moisture content than thermal coal. We do not produce any metallurgical coal following the transfer of our metallurgical coal assets to Fording in February 2003.

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

                                 MINING METHODS

      Coal is mined using either surface or underground methods. The method used depends upon several factors, including the proximity of the coal seam to the earth's surface and the geology of the surrounding area. In general, surface techniques are employed when a coal seam is close to the earth's surface, and underground techniques are used for deeper seams. All coal mining techniques are capital intensive. However, technological improvements, such as larger capacity draglines, electric shovels and haul trucks, have resulted in increased productivity.

      Substantially all coal production in Canada is derived from surface mines. All of our mines are surface mines. It is generally safer and often more cost efficient to mine coal seams that are located close to the surface than deeper seams. Also, surface mining generally has a higher coal recovery percentage (85 to 95%) than underground mining (50 to 60%).

      Surface mining primarily consists of moving the material on top of the coal, called overburden, with large, mobile earth-moving equipment. The primary surface mining methods are dragline and truck/shovel mining, with the optimal method chosen based on the geological conditions, amount of overburden to be removed, local topography and the configuration of the coal seam. Dragline mining is typically better for the flat-lying, shallow coal seams found on the prairies or in gentle topography, while truck/shovel mining is typically better for shallow coal seams in hilly or mountainous terrain. Truck/shovel mining systems are also generally capable of digging to greater depths than dragline mining systems. Once uncovered, the coal is loaded into haul trucks or onto overland conveyors for transportation directly to customers or to processing and/or loading facilities. The site is then backfilled with the overburden, contoured and otherwise returned to its approximate original condition, a process known as reclamation. In Canada, mining and reclamation are regulated by provincial law, which requires that the land be reclaimed to a condition as good as or better than its undisturbed condition.

      We employ dragline mining at all of our mines. This method uses large capacity electric-powered walking draglines to remove the overburden in long, narrow pits. First, mobile equipment removes the topsoil and subsoil, before the dragline removes the remaining overburden. Electric shovels or other earth moving equipment then load the exposed coal into haul trucks. As the dragline moves along the pit, the overburden is deposited in a previously mined portion of the pit to begin the reclamation process. Earthmoving equipment is then used to flatten and contour the land and to replace the subsoil and topsoil that was previously moved. Ultimately, the land is seeded with crops or planted with trees.

      The Coal Valley and Obed Mountain mines have used truck/shovel mining in the past, however this equipment has been idled and these mines currently use only dragline mining. The Obed Mountain mine was idled in 2003 due to poor market conditions. We may use truck/shovel mining in the future to assist certain dragline operations to access coal seams at greater depths than can be reached by the dragline alone. This method uses large electric- or diesel-powered shovels to remove the overburden and, often along with other equipment, to load the coal into haul trucks. First, topsoil, subsoil and any timber are removed. The overburden is then drilled and fractured with explosives. The shovels or other earthmoving equipment load the overburden into haul trucks for transportation to a previously mined pit or a dump area. The equipment then loads the exposed coal into haul trucks. The mining continues downward until all the economically recoverable coal is mined. We reclaim the pit by filling it with waste materials from a nearby pit, contouring the land, and replacing subsoil and topsoil. Ultimately, the land is planted with grasses or trees. Alternatively, the pit may be allowed to fill with water and be reclaimed as a lake to provide a recreational area or new fish habitat.

                          COAL PREPARATION AND BLENDING

      Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities and to more exactly match customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Coal Valley mine has a processing plant as does the idle Obed Mountain mine. At the Bienfait, Highvale and Whitewood mines, we operate processing plants that crush and size the coal to customer specifications.

                               COAL TRANSPORTATION

      At Paintearth, Boundary Dam, Sheerness, Genesee, Highvale and Whitewood mines, trucks transport coal directly from the mine to the adjacent power plants. We own a short-line railroad that transports coal from our Poplar River mine to the near-by power plant.

      We deliver thermal coal by rail to both domestic and international customers. For the thermal coal that we ship for export, we bear the rail freight costs to the port as well as the terminal handling and ship loading costs at port. The majority of our export sales are made free on board vessel where our customer arranges for the ocean transport and bears the ocean freight costs to final destination. Following the disposition of our metallurgical coal assets and the indefinite suspension of operations at Obed Mountain mine, we now have three major rail transportation contracts for our Coal Valley mine, which have terms of up to 5 years. We also hold 2 rail transportation contracts for our Bienfait lignite char deliveries.

      The coal we transport by ship is loaded through bulk-products terminals on the west-coast of Canada and on Lake Superior, primarily pursuant to long-term contracts. Until February 28, 2003, we owned a 23.2% interest in Neptune, at the Port of Vancouver, British Columbia, with which we had a long-term renewable coal handling agreement that permitted us to process coal through the terminal at cost. This ownership interest provided us with a competitive advantage for a portion of our west coast export coal shipments. In addition, for westbound metallurgical shipments, we had contracts with Westshore Terminals ("Westshore") to handle our terminal requirements at commercial rates to the extent we were unable to use Neptune for these purposes.

      Going forward, we will continue to have access to Neptune under a subcontract with Fording, which will enable us to ship thermal coal through Neptune, at cost, to the extent permitted by our contract with Westshore, which expires on March 31, 2017. Our contract with Westshore limits our ability to ship coal through other facilities until annual shipments through Westshore exceed specified limits. Our eastbound thermal shipments are handled through Thunder Bay Terminals where we negotiate annual handling contracts.

                                MINING OPERATIONS

                           COAL INDUSTRY AND OVERVIEW

      Coal is the world's most abundant fossil fuel and is more evenly distributed throughout the world than other fossil fuels. The World Coal Institute estimates that the world production of coal in 2002 was approximately
4.7 billion tonnes (2003 information was not available at the time of filing). Although 87% of world coal production is consumed in the country in which it is produced, the remaining 13% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically of higher value than coal sold in regional markets due to the fact that the cost of transporting coal from mine to customer can be large relative to the value of the coal itself. We supply several regional markets in Canada with limited competition from other coal producers, and we supply export markets in competition with other international producers. Other energy sources including: natural gas, oil, nuclear, wind and water are also used to generate electricity and compete indirectly with coal.

      Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, China, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include BHP Billiton Limited, Mitsubishi Corporation, China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Glencore International AG and Xstrata PLC. We exported metallurgical coal from 1970 until February 28, 2003 and have exported thermal coal since 1978. We and Canada in general, are relatively small players in the international markets, but we provide diversity of supply and reliable coal quality to these markets.

      EXPORT COAL MARKETS

      The worldwide use of coal has grown in response to general economic growth and the needs of developing countries for readily accessible fuels. The following table sets forth the world seaborne trade of coal for the five years, 1999 through 2003:

                                           WORLD EXPORT TRADE (1)
                               ---------------------------------------------------
                               2003         2002        2001       2000       1999
                               ----         ----        ----       ----       ----
                                              (millions of tonnes)
Metallurgical (2)              213          177         179        173        177
Thermal                        470          403         340        308        295
                               ---          ---         ---        ---        ---
Total                          683          580         519        481        472
                               ===          ===         ===        ===        ===

(1) Obtained from Barlow Jonker Pty. Ltd.; figure for 2003 is an estimate.

(2) Includes coking and pulverized coal injection coals.

      International export markets accounted for approximately 683 million tonnes of coal in 2003, according to Barlow Jonker Pty Ltd. Based on 2002 figures, exports represented 12.5% of world production. The bulk of export coal is delivered to customers by ship, representing one of the largest volumes of world trade for a single commodity.

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

      From 1994 to 2003, the prices for export thermal coal delivered to Japan were as follows:

                                  JAPANESE COAL PRICING
              2003   2002   2001   2000   1999   1998   1997   1996   1995  1994
              ----   ----   ----   ----   ----   ----   ----   ----   ----  ----
                    (U.S.$ per tonne for fiscal years beginning April 1)
Thermal (1)  26.75  28.85  34.50  28.75  29.95  34.50  37.65  40.30  40.30 34.35

Notes:

(1) Reference price for 28,050 KJ/Kg gross as received basis Canadian bituminous thermal coal sold to Japanese power utilities free on board vessel at Newcastle, Australia. Prices are from publications of The Tex Report Ltd. and Barlow Jonker Pty. Ltd.

      CANADIAN COAL MARKETS

      Canadian coal production was 62.1 million tonnes in 2003, according to Statistics Canada, with substantially all coal production based in western Canada. The Coal Association of Canada reports that Canadian coal consumption was 61.9 million tonnes in 2002, of which greater than 90% was thermal coal (2003 information was not yet available). Canadian coal producers supply the majority of domestic coal consumption. Coal imports totaled 22.1 million tonnes in 2002, according to the Coal Association of Canada (2003 information was not yet available), most of which was imported from the United States to supply coal to power plants in the southern Ontario market. In 2003, Canadian coal exports were 28.3 million tonnes, according to Statistics Canada, of which approximately 90% is metallurgical coal.

      Our core domestic markets are in Alberta and Saskatchewan. The bulk of all coal used in these provinces is consumed by power plants located adjacent to coal mines. Competition in these two provinces is limited due to the proximity of coal mines to power plants. Coal is important to Alberta and Saskatchewan's electricity generation. Coal accounted for 66% of Alberta's electricity generation in 2002, according to the Alberta Energy Utilities Board (2003 information is not yet available), and 58% of Saskatchewan's electricity generation in 2003, according to SaskPower. The mines we operate supplied substantially all of the coal consumed by the power plants in these two provinces during 2003.

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

      Ontario, which is the most populated province in Canada, does not have any producing coal mines and has significant coal-fired power generation capacity. In Ontario, coal generates a significant but smaller percentage of electricity than the western provinces. According to Ontario Power's annual report, 33% of their generating capacity in 2003 was from coal-fired generating units. Due to Ontario's large population and industrial base, it is Canada's second largest coal-consuming province. Using our own data and data published by Natural Resources Canada, we believe that almost all of the coal consumed by Ontario is currently supplied by us or imported from the United States. Contracts in Ontario, including our own, typically have one to five year terms. Pricing is principally based on coal quality, mining and transportation costs, and the costs of competing coal supplies. The provincial government in Ontario has stated it intends to eliminate coal-fired generation in the province by 2007, including the plants we supply.

      THERMAL COAL MARKETS

      We supply most of the thermal coal we produce to major electric utilities in Alberta and Saskatchewan. Plant capacity and the availability of electricity generated by other fuel types, primarily natural gas, can impact the amount of electricity generated by each of these power plants. After the acquisition of the Prairie Assets, we supply substantially all of the coal consumed by the ten coal-fired power plants operating in Alberta and Saskatchewan. Six of these power plants hold long-term contracts that, in most cases, will continue for most of the remaining useful lives of the power plants. The Highvale and Whitewood mines supply three of these power plants under a five-year contract with TransAlta, which expires in December 2007. In January 2004, we entered into a 5 year coal supply agreement with the Milner Power Limited Partnership for the supply of coal to the H.R. Milner power station from the Coal Valley mine.

      Northwestern Ontario has two coal-fired power plants that are supplied by rail from the Bienfait mine in southern Saskatchewan. These power plants also have access to coal from the Powder River Basin in the United States. We have been the primary coal supplier to these power plants since the early 1980s and retain that business on the basis of competitive pricing. We recently concluded a new one year contract to supply most of the coal consumed by these two power plants during 2004. Northwestern Ontario also has access to hydro-power that at times limits the demand for coal-fired electricity generation from these power plants.

      The Coal Valley mine in Alberta has shipped thermal coal to the southern Ontario market, which is also served by United States coal producers on the basis of competitive pricing. Ontario also generates substantial amounts of electricity by water, nuclear, natural gas and other means. No shipments from Coal Valley to this market are expected in 2004. Other markets for Coal Valley include the Milner power station in Alberta, compliance coal markets in the United States and other North American and Pacific Rim electric power generators.

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

      THERMAL COAL DEMAND

      Consumption of coal in the domestic Canadian market is primarily through long-term arrangements with utilities. Pricing tends to be influenced by, amongst other things, the geology of the coal field, the quality of the coal, the anticipated mining cost, the capital investment, and the proximity of the generating facility to the coal resource. Pricing arrangements are the result of extensive negotiation and tend to be more stable than those prevailing in the export market.

      Demand for Canadian export thermal coal is driven by coal fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region, the commissioning of new generating plants and growing receptiveness of India to importing coal. During 2003, Asian demand was 239 million tonnes as per McCloskey's Steam Coal Forecaster, compared with 217 million tonnes in 2002 according to Barlow Jonker. During 2004, Asian demand is projected to increase to 258 million tonnes according to Barlow Jonker.

      During 2001 and 2002, new supply from Chinese and Australian producers caused intense competition among suppliers and oversupply in the market. Spot prices for export thermal coals decreased significantly as a result. The Japanese reference price for export thermal coal declined by approximately 7% for contracts beginning April 1, 2003 to U.S. $26.75/metric tonne (mt) due to oversupply in the market caused by significant increases in exports from Australia and China. In light of these market conditions, we reduced production from the Coal Valley and Obed Mountain mines in late 2002. In March 2003, we announced the indefinite suspension of production at the Obed Mountain mine. However, in 2003, the price of thermal coal increased significantly and contract settlements were reported internationally at more than U.S. $40/mt. This resurgence is due to a decrease in export licenses in China as well as increased demand in various Pacific Rim countries. As a result of this resurgence in thermal coal prices, Coal Valley's production levels are being returned to former levels. Historically, prices for export thermal coal markets have been cyclical and Canadian suppliers have little influence on pricing due to the limited volumes shipped.

LONG-TERM MINE-MOUTH COAL SUPPLY CONTRACTS

      In general, the provisions of coal supply contracts are based on extensive negotiations with customers. Consequently, the provisions of these contracts vary significantly, including their price and price adjustment features, coal quality requirements, volumes, options to extend and force majeure, termination and assignment provisions.

      Our long-term mine-mouth contracts as of December 31, 2003 are outlined below. Because of our acquisition of Manalta, we service some of our customers and their power plants under two contracts.

                                                                                      ANNUAL TONNAGE
                                       CUSTOMER              REMAINING                (IN THOUSANDS)
                                     RELATIONSHIP             TERM OF              ---------------------
    MINE             CUSTOMER           SINCE                CONTRACT              MINIMUM       MAXIMUM
------------         ---------       ------------        ----------------          -------       -------
                                                               until 2006           1,450         1,812
                                                                2007-2012             698           863
                                                         ----------------------------------------------
 Paintearth          ATCO                1956                  until 2007           1,104         1,400
                                                                2008-2009           1,104         1,300
                                                                2010-2012           1,104         1,250
-------------------------------------------------------------------------------------------------------
  Sheerness          ATCO                1956                  until 2026             900         2,000
                                                         ----------------------------------------------
                     TransAlta           1970                  until 2026              50%(1)     1,850
-------------------------------------------------------------------------------------------------------
                                                               until 2012           2,100         4,200
Boundary Dam         SaskPower           1969                   2013-2024           1,900         3,800
                                                         ----------------------------------------------
                                                               until 2009           1,700         2,000
-------------------------------------------------------------------------------------------------------
Poplar River         SaskPower           1969                  until 2015           2,000         4,000
-------------------------------------------------------------------------------------------------------
   Genesee           EPCOR               2003            life of reserves             100%(1)       100%(1)
-------------------------------------------------------------------------------------------------------

Notes:

(1) percentage of total coal burned by power generating station.

      The base pricing in each of these contracts was negotiated between the parties at the time the contract was made and is adjusted annually based on cost indices, which relate to our mine-mouth costs, including fuel, labor, maintenance and other factors. Pricing in these contracts is not subject to fluctuations based on prices of other coals, competing fuels, or electricity. These contracts specify minimum tonnage amounts that the utilities are required to purchase, as well as, in some cases, fixed monthly payments that are unrelated to tonnage delivered. These contracts also provide for pass-throughs of specified costs, such as municipal taxes, government royalties and costs relating to legislative changes. Electricity to power our major mining equipment at these mines is provided without charge by the utility served.

      Six of our eight long-term coal supply contracts are not subject to price review provisions during their current terms. The two contracts that will be subject to price review provisions will permit either party to periodically request a price review. The next possible price review period will occur in 2005 for the Poplar River contract and in 2014 for one of the Boundary Dam contracts.

      LUSCAR MINING OPERATIONS

      By the end of 2003, we had interests in ten mining operations and two development projects in British Columbia, Alberta and Saskatchewan. On December 31, 2002, TransAlta awarded the Highvale mining contract to Fording. On February 28, 2003, as part of the Combination Agreement, we transferred our interests in the Luscar and Line Creek mines to Fording, along with our interest in the undeveloped Cheviot deposit. At the same time, SCAI acquired the Prairie Assets from Fording, including the mining contract for the Highvale and Whitewood mines, as well as a 50% joint venture interest in the Genesee mine. In October 2003, we acquired the Prairie Assets.

         The following is a summary of the coal mines we operated at the end of 2003:

                        MINE                                   ANNUAL
                      COMMENCED      SURFACE       2003      PRODUCTION                     MAJOR
      MINE            OPERATION       AREA         SALES      CAPACITY                     CUSTOMER
----------------      ---------      -------       -----     ----------      ----------------------------------------
                                    (hectares)     (millions of tonnes)
THERMAL COAL
Boundary Dam            1973          8,706         6.0          6.5         Adjacent power plants
Sheerness               1985          7,000         3.8          4.0         Adjacent power plant
Poplar River            1978         11,885         3.5          4.0         Adjacent power plant
Paintearth              1981          5,120         3.0          3.5         Adjacent power plant
Bienfait                1905         10,045         1.9          2.8         Domestic utilities and industrial
                                                                             customers
Coal Valley             1978         19,699         1.4          2.1         International and domestic utilities
Obed Mountain(3)        1984          7,460         0.7          1.5         International and domestic utilities and
                                                                             industrial customers
Genesee(2)              1988         20,304         3.5          3.5         Adjacent power plant
Highvale(1)(2)          1970             --        12.4         13.0         Contract mining for adjacent power
                                                                             plants
Whitewood(1)(2)         1956             --         2.0          2.8         Contract mining for adjacent power
                                                                             plant

Notes:

(1) Contract mine operations owned by TransAlta.

(2) Acquired by SCAI (and subsequently Luscar) from Fording pursuant to the Combination Agreement.

(3) Production suspended in 2003.

      These mining operations primarily supply thermal coal to major Canadian electric utilities under contract. The Boundary Dam, Paintearth, Poplar River, Genesee and Sheerness mines are mine-mouth operations, as each is located in close proximity to coal-fired power plants that are the respective mine's customers. These operations provide a substantial portion of our revenues on a stable on-going basis. The Highvale and Whitewood mines, operated on a contract basis for TransAlta, are also considered mine-mouth operations, however, margins from operating these mines are lower than margins from mines we own. We also sell lesser quantities of coal to domestic industrial customers and to overseas electric utilities and industrial customers.

      We have not been involved in the production and sale of metallurgical coal since February 28, 2003. Prior to that date, most of our metallurgical coal sales were exported to overseas and North American steel producers. In March 2003, we announced the indefinite suspension of production at the Obed Mountain mine.

      Thermal coal sales for the most recent three years were as follows:

                                          2003          2002          2001
                                         ------        ------        ------
                                               (THOUSANDS OF TONNES)
DOMESTIC
Mine mouth                               19,093 (1)    16,083        16,198
Contract mining                          12,247 (2)    12,704 (3)    12,175
Other thermal (4)                         2,217         2,605         3,139
                                         ------        ------        ------
Total domestic sales                     33,557        31,392        31,512
                                         ------        ------        ------
Export thermal sales                      1,610         2,162         2,459
                                         ------        ------        ------
Total thermal coal sales                 35,167        33,554        33,971
                                         ======        ======        ======

Notes:

(1) Includes sales from Genesee since acquisition by SCP II on February 28,
    2003.

(2) Volumes delivered from the Highvale and Whitewood mines since acquisition by SCP II on February 28, 2003.

(3) Highvale mine deliveries only prior to December 31, 2002.

(4) Excludes by-product thermal sales prior to February 28, 2003.

      We operate mines situated in two geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait, Genesee, Whitewood and Highvale mines are located in agricultural regions on the prairies of Alberta and Saskatchewan. Our Coal Valley and Obed Mountain mines are situated in the foothills of the Canadian Rockies west of Edmonton, Alberta. The foothill mines are in alpine to sub-alpine forest areas. In all cases, elevation and climate are such that each mine operates on a year-round basis. Surface rights to lands are owned, leased from the provincial governments or private owners or provided by utility customers as and when required for mining. All surface rights for current mining are in place.

      Each mining operation is served by road access and employees live in nearby communities, traveling to work on a daily basis. Services such as electricity, natural gas, sewage, process water and potable water are available, where required, on each site. We believe that each of our mine's facilities and equipment are in good physical condition.

      Development projects, including Bow City (formerly known as Brooks) and Telkwa, are all within a short distance of established communities and are accessible by road. It is anticipated that rail access may be required for the Telkwa project, which is sufficiently close to an existing active rail line to consider construction of a spur line to the property. The development properties lack most required services. We anticipate providing these services during mine construction.

      Telkwa is located in rolling hills covered with forest and pasture land. The Bow City project is located in an agricultural region in southern Alberta. Topographic and climatic features of each site are such that surface mining operations can be developed on a year-round basis. We also have other significant coal and mineral properties in Alberta, Saskatchewan and Manitoba that may be developed in the future. Most of these non-reserve coal and mineral holdings are situated in agricultural regions similar to those for the Bow City project.

      Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities to meet customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Coal Valley and Obed Mountain mines operate coal processing plants. At the Bienfait mine, we operate a processing plant that crushes and sizes the coal to customer specifications.

      All of the operating mines are equipped with shop office complexes and substantially all maintenance activity is conducted by employees, although rebuilds or repairs of a significant nature are occasionally contracted out to third parties.

      THERMAL COAL PRODUCTION

      Annual coal production (including production from the former Fording operations) for the last three years was as follows:

                               2003       2004       2001
                              ------     ------     ------
                                 (THOUSANDS OF TONNES)
THERMAL
BITUMINOUS
   Coal Valley mine            1,234      1,789      1,514
   Obed Mountain mine            413      1,351      1,410

SUBBITUMINOUS
   Paintearth mine             2,984      3,021      3,215
   Sheerness mine              3,810      3,589      3,643
   Highvale mine (1)(2)       12,442     12,698     11,690
   Genesee (1)                 3,557      3,553      3,497
   Whitewood (1)               1,967      2,812      2,094

LIGNITE
   Poplar River mine           3,391      3,427      3,382
   Boundary Dam mine           5,913      6,193      6,354
   Bienfait mine               2,047      1,834      2,008
                              ------     ------     ------
                              37,758     40,267     38,807
                              ======     ======     ======

Notes:

(1) Acquired by SCAI (and subsequently by Luscar in October 2003) on February 28, 2003, from Fording pursuant to the Combination Agreement.

(2) Operated by Luscar from 1998 to 2002.

      SAMPLING AND ANALYSIS

      The quality of coal is based upon a large number of parameters related to a particular coal's usage and its handling characteristics. Determination of the various parameters of quality is done according to widely accepted industry standards and often to meet specific customer needs.

      In the case of our mines that ship coal by rail, testing is done in mine site laboratories to ensure process efficiency and product quality and is supplemented by analysis at independent test facilities to provide a broader range of analysis for production design and planning and to meet specific customer needs.

      OPERATING MINES

      The following is a map indicating the location of each mine, followed by a description of each mine.

                                     [MAP]

      COAL VALLEY MINE

      The Coal Valley mine is located approximately 100 kilometers south of Edson, Alberta, in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities. We commenced operations at this mine in 1978. The annual production capacity is 2.1 million tonnes and 2003 sales were 1.4 million tonnes. This mine had 5.4 million tonnes of proven reserves and 9.8 million tonnes of probable reserves as at December 31, 2003. We currently operate a dragline to remove the overburden and front-end loaders to load the coal onto a fleet of coal haulers. Raw coal is hauled to our adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. We own all the equipment and facilities at this mine.

      The bituminous thermal coal at Coal Valley is mined from three distinct coal seams, which are found within a 270-meter stratigraphic interval. One of the seams is characterized by fine clay and sandstone partings within the seam, and varies in thickness from 7.9 to 10.7 meters. The other seams range in thickness from 2.4 to 6.7 meters.

      Late in 2002, we idled the truck and shovel equipment at this mine, reducing production levels back to 1.0 million tonnes due to a significant decline in export thermal coal prices in the second half of 2002. Strong markets in late 2003 and early 2004 have led to the decision to increase production to
2.1 million tonnes.

      OBED MOUNTAIN MINE

      In March 2003, in response to low export selling prices and demand, we suspended production indefinitely at the Obed Mountain mine and the coal preparation plant and certain other mining equipment are now mothballed. The mine commenced operations in 1984 and we acquired it in 1989. This mine formerly supplied bituminous thermal coal to a variety of international and domestic utilities and industrial customers. Before production was suspended, we operated a dragline and three electric shovels to remove overburden and to load coal onto a fleet of coal haulers. Raw coal was hauled to our adjacent processing plant, where it was crushed, cleaned and dried. From the processing plant, coal was conveyed to a storage and rail load-out facility by an 11-kilometer long overland conveyor for transportation by rail directly to customers or to port facilities.

      The Obed Mountain mine is located approximately 30 kilometers east of Hinton, Alberta in the foothills of the Rocky Mountains. This mine's annual production capacity is 1.5 million tonnes and 2003 sales were 0.7 million tonnes. The Obed Mountain mine had 4.7 million tonnes of proven reserves as at December 31, 2003. The bituminous thermal coal at Obed Mountain is a glacial hilltop remnant of what was at one time an extensive, flat-lying multi-seam coal field. There are six recognizable seams in this formation, two of which we used to mine. The seams range in thickness from 1.6 to 2.8 meters.

      PAINTEARTH MINE

      The Paintearth mine is located approximately 200 kilometers southeast of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to ATCO's Battle River power plant under long-term contracts, which expire in 2012. We commenced operations at the mine in 1981 and, in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine, which had been operating since 1956. This mine's annual production capacity is 3.5 million tonnes and 2003 sales were 3.0 million tonnes. The mine had 80.1 million tonnes of proven reserves as at December 31, 2003. The Paintearth mine has two major coal zones throughout most of the mining area. The zones vary in thickness from 2.0 to 4.0 meters and are commonly split into four major beds or seams.

      This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines that are owned by our customer. We are responsible for dragline operation and maintenance. ATCO pays us a specified royalty based on tonnage mined from some of our coal lease areas within the coal permit area. As part of our acquisition of the Prairie Assets, we acquired certain royalty interests on coal produced from the Paintearth mine, in respect of which ATCO pays royalties.

      SHEERNESS MINE

      The Sheerness mine is located approximately 200 kilometers northeast of Calgary, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to the Sheerness power plant under two long-term contracts, both of which expire in 2026. ATCO and TransAlta jointly own the power plant. We commenced operations in 1995 and in 1998, as part of the Manalta acquisition, acquired and combined with our existing mine an adjacent mine which had been operating since 1985. The subbituminous coal at the Sheerness mine is in two seams having a thickness varying between 0.5 and 1.9 meters. The mine's annual production capacity is 4.0 million tonnes and 2003 sales were 3.8 million tonnes. This mine had 67.7 million tonnes of proven reserves and 7.3 million tonnes of probable reserves as at December 31, 2003. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. We own all the equipment and facilities at this mine, except for the two draglines, which are owned by our customers. We are responsible for dragline operation and maintenance. As part of our acquisition of the Prairie Assets, we acquired certain royalty interests on coal produced from the Sheerness mine, in respect of which ATCO and TransAlta pay royalties.

      POPLAR RIVER MINE

      The Poplar River mine is located approximately 200 kilometers southwest of Regina, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Poplar River power plant under a long-term contract that expires in 2015. Operations at this mine commenced in 1978 and we acquired the operations in 1998 as part of the Manalta acquisition. This mine's annual production capacity is 4.0 million tonnes and 2003 sales were 3.5 million tonnes. This mine had 143.5 million tonnes of proven reserves and 9.1 million tonnes of probable reserves as at December 31, 2003. The lignite coal at the Poplar River mine is in a seam having an average thickness of 4.0 meters. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader or two electric shovels. Coal is initially transported to an adjacent crushing station before being transported by rail approximately 20 kilometers to the power plant. We own all the equipment and facilities at this mine, including the rail line and related locomotives and railcars but excluding one of the draglines, which is leased by SaskPower and operated by us under license.

      BOUNDARY DAM MINE

      The Boundary Dam mine is located approximately five kilometers south of Estevan, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Boundary Dam and Shand power plants under long-term contracts that expire in 2009 and 2024 respectively. We commenced mining operations in 1973. The current Boundary Dam mine is the combination of four adjacent mines, two of which we acquired as part of the Manalta acquisition and which had been operating since 1957 and 1960. This mine's annual production capacity is 6.5 million tonnes and 2003 sales were 6.0 million tonnes. The Boundary Dam mine had 93.3 million tonnes of proven reserves as at December 31, 2003. The lignite coal at the Boundary Dam mine is in four recognizable coal zones having a cumulative mineable coal thickness of up to approximately 5.2 meters. The mineable coal zones are not contiguous over the entire mine area. The mine uses five draglines to remove the overburden. The coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plants. We own all of the equipment and facilities at this mine with the exception of two haul trucks that are subject to an operating lease and one dragline, which was transferred to the customer in May 2003 pursuant to the terms of the coal supply agreement. We will continue to operate this dragline under license until the coal supply agreement terminates in 2009.

      BIENFAIT MINE

      The Bienfait mine is located approximately 15 kilometers east of Estevan, Saskatchewan and is a prairie operation. This mine supplies lignite thermal coal to Ontario Power Generation's Atikokan and

Thunder Bay power plants under a contract that expires at the end of 2003, with a one-year option to renew. The mine also sells coal to several smaller domestic customers. Operations commenced in 1905 and we acquired the mine in 1966 through our acquisition of Manitoba & Saskatchewan Coal Company (Limited). The mine's annual production capacity is 2.8 million tonnes and 2003 sales were 1.9 million tonnes. This mine had 73.4 million tonnes of proven reserves as at December 31, 2003. The majority of the lignite coal at the Bienfait mine is part of a zone that averages 4.0 meters in thickness. This mine uses a dragline to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front-end loader. Coal is initially transported to our adjacent processing plant, which crushes and sizes the coal before it is transported to customers by rail. We own all the equipment and facilities at this mine.

      We also own a char plant at the Bienfait mine. Char is a product that is used in the manufacture of charcoal briquettes. Our char plant uses a carbonization process that nearly doubles the heat content of the original lignite coal and lowers its moisture and volatile matter content. We supply char under two long-term contracts with an aggregate annual tonnage of 132,000 tonnes, which expire in 2008 and 2013. In 2003, we entered into a ten year contract with an existing customer, one of the purposes of which was to expand the capacity of the char facilities to meet additional sales demand. The $7 million expansion completed in 2004 increased the annual production capacity of the char facility by approximately 35,000 tonnes to 137,000 tonnes. Sales in 2003 were 113,000 tonnes.

      The principal market for charcoal is the manufacturing process of charcoal briquettes for the barbecue market. Competitive products for briquette manufacturing include wood char, anthracite and other coal chars. Competitors to charcoal briquettes include propane, natural gas and electric barbecues.

      HIGHVALE MINE

      The Highvale mine is located approximately 80 kilometers west of Edmonton, Alberta. Highvale is a prairie mine-mouth operation owned by TransAlta. This mine supplies subbituminous thermal coal to TransAlta's Sundance and Keephills power plants. The mine's annual production capacity is 13.0 million tonnes and sales for the 2003 calendar year were 12.4 million tonnes. The mine uses four draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with electric shovels or front-end loaders for delivery directly to the adjacent power plants. TransAlta owns this mine and substantially all of the related equipment and facilities.

      LCL and its predecessor, Manalta, operated the Highvale mine under contract with TransAlta from 1970 until 2002. Fording took over the Highvale contract effective January 1, 2003 and subsequently transferred the contract to SCAI on February 28, 2003, which subsequently assigned it to us on October 17, 2003. Under the terms of the contract, approximately $18 million of capital expenditures are required for certain mining equipment, which will be reimbursed by TransAlta over the life of the contract. The current five-year mining contract expires December 31, 2007, or earlier subject to a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse the operator for costs associated with terminating the mining contract. Also as part of our acquisition of the Prairie Assets, we acquired certain royalty interests on coal produced from the Highvale mine, in respect of which TransAlta pays royalties to us. These royalty interests were transferred to SCAI effective February 28, 2003 pursuant to the Combination Agreement and then subsequently acquired by us on October 17, 2003.

      WHITEWOOD MINE

      The Whitewood mine is located 65 kilometers west of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to TransAlta's Wabamun power plant. TransAlta has announced plans to phase out the generating capacity of the Wabamun power plant by 2010, beginning with a shutdown of 150 MW of capacity which occurred in late 2002. The mine's annual production capacity is 2.8 million tonnes and sales for the 2003 calendar year was 2.0 million tonnes. The mine uses one dragline to remove the overburden. Coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. TransAlta owns the mine and substantially all of the related equipment and facilities.

      Fording operated the Whitewood mine under contract with TransAlta from 1986 until February 28, 2003. The current five-year mining contract expires December 31, 2007 or earlier subject to a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, we would not expect to incur any material costs because TransAlta is contractually required to reimburse us for costs associated with terminating the mining contract. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Whitewood mine, in respect of which TransAlta pays royalties, which were subsequently acquired by us in October, 2003.

      GENESEE MINE

      The Genesee mine is located approximately 70 kilometers southwest of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to EPCOR's (a public utility company owned by the City of Edmonton) Genesee power plant under a long-term contract that continues as long as there is economic coal within the mining area. EPCOR and TransAlta are currently constructing a 450 MW expansion to the power plant, which is scheduled to be commissioned in late 2004. The Genesee mine commenced operations in 1988. The mine's annual production capacity is 3.5 million tonnes and sales for the 2003 calendar year were 3.5 million tonnes. The expansion is expected to require approximately 1.8 million tonnes of coal annually.

      We and EPCOR each own a 50% joint venture interest in the equipment and facilities at this mine. We will extend the capacity of the mine by 50% to supply the power plant's additional coal requirements at an estimated cost of $30 million. Our share of proven reserves was 62.4 million tonnes and 70.4 million tonnes of probable reserves at Genesee as at December 31, 2003. The subbituminous coal at the Genesee mine is located in four recognizable coal zones, which vary in thickness from 0.5 to 3.0 meters. All but one of the coal zones is contiguous over the entire mine area. The mine uses two draglines to remove the overburden. Coal is then loaded onto a fleet of coal haulers with a front-end loader or an electric shovel for delivery directly to the adjacent power plant. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Genesee mine, in respect of which EPCOR pays royalties, which were subsequently acquired by us in October, 2003.

      THIRD PARTY ROYALTY ARRANGEMENTS

      The Prairie Assets include extensive coal and mineral holdings in Alberta and Saskatchewan. We and other third parties are mining some of these coal and mineral holdings under royalty agreements that have been assigned to us. Royalty rates are negotiated on a property by property basis and are based on coal/mineral volumes mined. In some cases, mining plans and production volumes are controlled by third parties and are beyond our control. Royalty agreements with third parties provide that all reclamation and environmental liabilities with respect to these properties are the responsibility of the party undertaking the mining activity.

      We own significant freehold reserves and non-reserve potash assets in Saskatchewan which are reported below. These reserves and non-reserve assets are leased to potash mining companies that have the unilateral right to mine the leased reserves and non-reserve assets. We earn royalty payments for this production based on the market price of potash, the quality of the potash that is produced during a given period and the proportion of our mineral rights owned within the overall mining area.

      Annualized revenue from third party royalties in 2003 was $23.9 million, including royalties from 3.2 million tonnes of potash, valued at $4.1 million, and 6.5 million tonnes of thermal coal, valued at $19.8 million. We now conduct all of the coal mining operations on these properties but none of the mining of potash or other minerals.

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

      BOW CITY MINE AND POWER PROJECT

      The Bow City mine project (formerly known as the Brooks project) is located 145 kilometers southeast of Calgary, Alberta. This project has 92.2 million tonnes of proven and 73.6 million tonnes of probable subbituminous thermal coal reserves. Prior to February 28, 2003, Fording had applied for a permit to develop the Brooks mine project. In 2003, we received from the Alberta government comments on the permit application which we are in the process of reviewing and preparing a response. We have begun work on an application to develop a surface coal mine at the Bow City property and an associated 1,000 megawatt generating station. The application, which will include a comprehensive environmental assessment and review of clean coal burn technologies, will be initiated in the summer of 2004. Our primary interest in this project will be to develop coal mines and supply coal. We will seek partners for the development of the power station.

      UNDEVELOPED COAL PROPERTIES

      We also have significant coal non-reserve assets that may be developed into reserves in the future. We acquired non-reserve assets in the Judy Creek South and Camrose-Ryley coal fields in 2001 and 2000 respectively. Additional Camrose-Ryley non-reserve assets were acquired as part of the Fording transaction in 2003. The Camrose-Ryley property is located 83 kilometers southeast of Edmonton, Alberta, adjacent to the Beaverhill project. The Heatburg project is centrally located in the province of Alberta, 35 kilometers east of Red Deer. The property contains over 421 million tonnes of low ratio coal, of which 185.5 million tonnes are proven reserves. The coal reserves and non-reserve coal in Canada, transferred from Fording on February 28, 2003, to SCAI and subsequently to LCL in October, 2003 are mostly held in fee simple. Certain of these properties also include rights to other minerals.

                                  COAL RESERVES

      Our coal reserves are classified based upon the Geological Survey of Canada publication Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System for Canada", J.D. Hughes, L. Klatzel-Mudry and D.J. Nikol, 1989.

      Coal reserves are broadly defined as coal that can be economically mined using current technology and are further classified as proven or probable according to the degree of certainty of existence. Reserve estimates as set forth above were prepared internally by our professional engineers and geologists under the supervision of our Senior Vice President, Howard Ratti, P.Eng. and our Chief Geologist, Gary Johnston, P.Geol. Estimates are based on geological data derived from ongoing mining operations, drilling program and other geological examination. This information is combined with knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of overburden that can be moved to permit economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through processing plants and equipment and labor productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. These estimates are reviewed annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

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

      The following table summarizes our coal reserves within operating mine permit areas and on development properties as of December 31, 2003:

                                                               SULFUR             CALORIFIC
                            PROVEN (1)     PROBABLE (2)     CONTENT % (3)     VALUE (KJ/KG) (4)
                            ----------     ------------     -------------     -----------------
                                                (millions of tonnes)
BITUMINOUS THERMAL
Coal Valley mine                5.4             9.8             0.27                30,500
Obed Mountain mine              4.7               -             0.46                30,000
Telkwa mine project            30.6             3.1             0.93                33,000
SUBBITUMINOUS
Paintearth mine                80.1               -             0.40                20,700
Sheerness mine                 67.7             7.3             0.55                20,000
Genesee mine (5)               62.4            70.4             0.23                22,500
Sundance                       22.5               -             0.23                22,500
Heatburg                      185.5           235.8             0.39                21,500
Bow City                       92.2            73.6             0.61                23,300
LIGNITE
Poplar River mine             143.5             9.1             0.62                14,300
Boundary Dam mine              93.3               -             0.55                16,600
Bienfait mine                  73.4               -             0.42                17,900
                            -------        --------
Total reserves                861.3           409.1
                            =======        ========

Notes:

(1) "Proven" means those reserves for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of the seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

(2) "Probable" means those reserves for which tonnage is computed partly from specific measurements, and partly from projections for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "proven". The confidence level for reported probable tonnage is between 80% and 90%.

(3) Estimated sulfur by weight, contract specification for bituminous coals and field average estimates for other coals.

(4) Approximate average calorific value, moist, ash free basis, air-dried bituminous coals, as received for other coals.

(5) Reflects our 50% share.

      RECONCILIATION OF RESERVES

      Our proven and probable coal reserves increased from 557.7 million tonnes as at December 31, 2002 to 1,270.4 million tonnes as at December 31, 2003, primarily due to the acquisition of thermal coal properties in Alberta previously owned by Fording. Other factors affecting the change in reserve volumes include 2003 production volumes, reclassification of reserves to non-reserve assets and reductions in reserves as a result of further exploration and pit redesign.

      The following table provides a reconciliation and explanation of the significant reserve changes:

                         RESERVES AS AT      PROPERTIES                                  RESERVES AS AT
                           DECEMBER 31     ACQUIRED FROM    PRODUCTION                     DECEMBER 31
                              2002            FORDING         IN 2003     ADJUSTMENTS         2003
                         --------------    -------------    ----------    -----------    --------------
                                                       (millions of tonnes)
PROVEN
Coal Valley mine               5.8                             (1.2)           0.8              5.4
Obed Mountain mine             5.1                             (0.4)             -              4.7
Telkwa mine project           30.6                               -               -             30.6
Paintearth mine (1)           61.2              47.3           (3.0)         (25.4)            80.1
Sheerness mine (1)            60.5              52.0           (3.8)         (41.0)            67.7
Genesee mine (5)                                64.2           (1.8)             -             62.4
Beaverhill (2)                 8.1                                -           (8.1)               -
Bow City                                        92.2              -              -             92.2
Heatburg (3)                     -                                -          185.5            185.5
Sundance (1)                                    22.5              -              -             22.5
Poplar River mine (4)        178.9                             (3.4)         (32.0)           143.5
Boundary Dam mine            102.9                             (5.9)          (3.7)            93.3
Bienfait mine                 78.6                             (2.0)          (3.2)            73.4
PROBABLE
Coal Valley mine              10.3                                -           (0.5)             9.8
Telkwa mine project            3.1                                -              -              3.1
Sheerness mine                 7.3                                -              -              7.3
Genesee mine (5)                                70.4              -              -             70.4
Bow City                                        73.6              -              -             73.6
Heatburg (3)                                   421.3              -         (185.5)           235.8
Poplar River mine (4)          5.3                                -            3.8              9.1
                         ---------         ---------        -------       --------       ----------
Total reserves               557.7             843.5          (21.5)        (109.3)         1,270.4
                         =========         =========        =======       ========       ==========

Notes:

(1) Fording listed 121.8 million tonnes of proven reserves as "Other Properties" which can be broken down as follows: i) 47.3 million tonnes associated with the Paintearth mine of which we determined 21.9 million tonnes were not accounted for in our reserve estimate for Paintearth; ii)
     52.0 million tonnes associated with the Sheerness mine of which we determined 11.0 million tonnes were not accounted for in our reserve estimate for Sheerness; and iii) 22.5 million tonnes associated with the Sundance property have been included. These reserves are mined by third parties pursuant to royalty agreements.

(2)  Revised economics resulted in reclassification of reserves to resources.

(3) A review of feasibility of mining, using a newly created computer model, reclassified 185.5 million tonnes as proven reserves. This amount was subtracted from Fording's original volume of 421.3 million probable tonnes and the difference of 235.8 million tonnes was left as probable reserves.

(4) A new long term mine plan study was implemented with a new geological model. Additional pit areas were identified and any coal outside these mining limits was moved to the resource category.

(5)  Reflects our share.

      POTASH RESERVES

      The reserve estimates set out below have been prepared by A. Dave Mackintosh, P. Geo. (of ADM Consulting) a member of the Saskatchewan Association of Professional Engineers and Geoscientists. A technical report prepared in accordance with the requirements of the National Instrument will be filed on SEDAR by Sherritt.

      The following table sets forth our proven and probable reserves of potash as at December 31, 2003:

                     POTASH RESERVES AS AT DECEMBER 31, 2003
                            (millions of tonnes) (1)

               TOTAL RESERVES (4)
                PROVEN/PROBABLE      GRADE (3)
               ------------------    ---------
MINERALS
Potash (2)            246             21 - 25%

Notes:

(1) Reserves are reported exclusive of interests of third parties.

(2) Reserves are tonnage remaining after reductions for geologic features and excavation and mining losses. Potash Reserves are in active mine permit areas operated by third parties.

(3) All grades are reported as a percentage (by weight) of material as a percentage of K2O (potassium oxide) equivalent.

(4) Numbers have been rounded.

      Potash reserves determined in accordance with SEC Guide 7 are the same as those determined in accordance with the National Instrument.

      REAL PROPERTY

      The following table lists significant mineral rights held by us, acquired from Fording as at December 31, 2003, other than coal and potash, described above.

                                                          FEE       CROWN LEASE    FREEHOLD
                                                         SIMPLE     AND LICENSE     LEASES     TOTAL
                                                         ------     -----------    --------    -----
MINERAL HOLDINGS (thousands of hectares)
Coal
     Alberta                                              693.7        60.4          3.2       757.3
     Saskatchewan                                           3.5           -            -         3.5
Potash
     Saskatchewan                                           1.2           -            -         1.2
All Mines and Minerals
     Saskatchewan                                          55.0           -            -        55.0
All Mines and Minerals except Petroleum & Natural Gas
     Alberta                                               13.9           -            -        13.9
     Saskatchewan                                           4.8           -            -         4.8
     Manitoba                                               0.2           -            -         0.2
                                                         ------     -------        -----       -----
TOTAL                                                     772.3        60.4          3.2       835.9
                                                         ======     =======        =====       =====

      EXPLORATION AND DEVELOPMENT

      We spent $1.2 million on exploration of active mine sites and near term development projects in 2003. Exploration expenditures directed to undeveloped coal resources totalled $47,000 in 2003. Development work at the active mine sites totalled $1.3 million in 2003. Development expenditures in 2003 included $0.7 million at the Coal Valley mine, $0.1 million at the Poplar River mine, $0.2 million at the Boundary Dam mine, $0.2 million at the Genesee mine and $0.1 million at other sites.

                               LAW AND REGULATION

      Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. We gain access to the coal reserves through: (1) coal leases from provincial governments, referred to as Crown coal leases; (2) our freehold ownership of coal; (3) subleases from third parties who hold Crown coal leases or freehold rights; and (4) our mine-mouth contracts with customers who hold the rights and provide us the exclusive right to mine them. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

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

      In Saskatchewan, the sale of coal from Crown leases is subject to payment of a Crown royalty in the amount of 15% of the average value of coal related to the lease, payable quarterly. In addition, there are two taxes levied against freehold coal rights. One is a freehold mineral tax of $3.71 per hectare, payable yearly. The other is the freehold royalty that amounts to approximately one-half of the Crown royalty rate. At the Bienfait mine, a rebate of up to 87.5% of Crown and freehold royalties is available when selling prices fall below a specified level. In 2003, the Bienfait mine was eligible for the maximum rebate.

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

      MINE PERMITTING

      In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an Environmental Impact Assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. We must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input and, following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulator will either: approve the project, request modifications to the project and approve it as modified, or reject the project. Once approved the required permits are issued.

      If both the federal and provincial governments are involved the application is subject to joint review. For a greenfields project the permitting process can take three to five years whereas for a mine extension two years is usually required as the EIA is not as detailed.

      We have the permits necessary to develop the Beaverhill mine project, included in our proven and probable reserves. We have not completed the permitting of the Telkwa mine project, which is also included in our proven and probable reserves. We have completed the environmental impact assessment for the Telkwa mine project but have decided not to submit the detailed application until we have identified a niche market for the coal. We are not aware of any matters that would hinder our ability to secure the permits for the Telkwa mine project. We acquired in October 2003, from SCAI, the Bow City Mine project for which Fording had commenced permitting activities. We have not fully evaluated the status of permitting activities for the Bow City mine project but are not aware of any matters that would hinder our ability to secure the permits for the Bow City mine project.

                         ENVIRONMENT, HEALTH AND SAFETY

      GENERAL

      Our management committee has a mandate to review environmental, health and safety policies and programs, oversee our related performance and monitor current and future regulatory issues. We believe that we are in material compliance with all applicable environmental legislation.

      We have estimated our future liability for abandonment and site restoration and have been accruing for this liability in accordance with generally accepted accounting principles. The provisions for site restoration and abandonment for the year ended December 31, 2003 are set out in note 12 to the consolidated financial statements, which information is incorporated herein by reference.

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

      - the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

      -     the reclamation of mining properties after mining is completed.

      Mining operations are regulated primarily by provincial legislation, although we must also comply with applicable federal legislation and local by-laws. A breach of regulatory requirements may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on operations.

      Each of the provinces in which we operate has stringent environment, health and safety legislation and requirements. These laws require approval of many aspects of coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and obtaining land use and other permits, licenses and similar approvals from various governmental authorities, which may involve costly and time consuming environmental impact assessments. In addition, legislation requires that mined out sites be abandoned and reclaimed to the satisfaction of provincial authorities. We do not anticipate significant approval, issuance or renewal problems for required licenses and permits, but cannot give any assurance that its licenses and permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approvals will not adversely affect operations.

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

      In Alberta, the Environmental Protection and Enhancement Act ("EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licenses for up to ten years are issued under the EPEA for virtually all aspects of mining operations. The Coal Conservation Act, which is administered by the Energy Utilities Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the Water Act.

      The Province of Alberta has recently passed the Climate Change and Emissions Management Act ("Bill 37"). When enacted, Bill 37 will provide the legislative framework to establish a system for management of greenhouse gases in the Province of Alberta. Bill 37 contemplates regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy. Bill 37 proposes sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output.

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

      The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. This obligation for security is satisfied by way of letters of credit provided by Canadian banks. We believe that the Government of Alberta is contemplating a move to a "risk based" security model where the operators' assets to liability ratio will be used to determine the need for and amount of security.

      In Saskatchewan, environmental matters relating to mining operations are governed primarily by the Environmental Management and Protection Act (the "EMPA") and the Mineral Industry Environmental Protection Regulation made there under. Under the EMPA and its regulations, permits and approvals are required for any facility or operation that discharges a pollutant into the environment. Approvals, typically issued for a one-year term, are routinely renewed each year although there is no guarantee that this will not change. A development in Saskatchewan may be subject to review under Saskatchewan's Environmental Assessment Act. The Clean Air Act regulates air quality, including emissions into the atmosphere, while the Water Corporation Act regulates the use of water. The EMPA also regulates the decommissioning, abandonment and reclamation of a mine or operation. The Saskatchewan government is in the process of implementing a reclamation bonding system for coal mining. In 2002, we submitted a proposal to the Saskatchewan government with respect to the performance of reclamation activities over the next five years. At that time, the Saskatchewan government will determine if any letters of credit are required.

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

      HEALTH AND SAFETY

      Like environmental matters, the provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards, or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. We carry out extensive health and safety training programs in an attempt to provide a safe work place for its employees. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations. We have installed and are currently training all employees on a computerized incident tracking and investigation tool. The Accident Incident Reporting Tracking and Assessment System (AIRTAS) provides a comprehensive system for the identification and tracking of near miss and actual incidents which enables not only ongoing investigations but also the development of predictive tools for incident prevention.

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

      TAX REGULATION

      For the purpose of income tax treatment at the federal and provincial levels, LCL's income is largely treated as resource income, and as such has benefited from effective tax rates, which are lower than statutory tax rates. In the 2003 federal budget, the Minister of Finance announced changes in taxation for Canada's resource sector, including lower corporate tax rates, elimination of the resource allowance, and changes to the deductibility of provincial royalties. The changes enacted by the federal budget will be phased in over several years as follows:

                                                           2003     2004     2005     2006     2007
Corporate income tax rate                                     27%      26%      25%      23%       21%
Deductible percentage of existing 25% resource allowance      90%      75%      65%      35%        0%
Deductible percentage of royalties and mining taxes           10%      25%      35%      65%      100%

Capital tax rate                                           0.225%   0.200%   0.175%   0.125%   0.0625%
Capital deduction threshold ($ millions)                  $   10   $   50   $   50   $   50   $    50

      The corporate structure of our owners and our subsidiaries is such that Luscar Ltd., LCL's main operating subsidiary, is tax efficient with respect to income taxes. We have based our income tax provisions upon current income tax legislation. At this time it is not possible to predict if or when, changes may be made, but there is potential for effective income tax rates to vary from those presently recorded in our accounts.

                                LEGAL PROCEEDINGS

      From time to time, we are involved in legal proceedings arising in the ordinary course of our business. Currently, there are no legal proceedings in which we are involved which are outside the ordinary course of business or that we would anticipate would result in a material adverse impact to us, our financial condition or our results of operations.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management's discussion and analysis should be read in conjunction with the section entitled "Risk Factors" and the audited financial statements and related notes that are included elsewhere in this annual report.

                                    OVERVIEW

      We are the largest coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal. After giving effect to the disposition of our metallurgical coal operations in February 2003 and the acquisition of the Prairie Assets, we currently own and operate eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with TransAlta Corporation. Together, these mines produced almost 38 million tonnes of coal during 2003, making us one of the largest coal producers in North America.

      As a result of the transactions with Fording and our acquisition of the Prairie Assets, substantially all of our continuing operations will consist of thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada. Other revenue from thermal coal operations is also expected to included sales of thermal coal to industrial customers, contract mining at the Highvale and Whitewood mines and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. This is different than in prior years when we served both thermal and metallurgical markets. Coal sales to mine-mouth power generators are made on a free on board mine basis, and as a result, selling prices are lower because they do not include transportation costs, as was the case with our metallurgical coal sales.

      We refer to our Boundary Dam, Paintearth, Poplar River, Sheerness and Genesee mines as mine-mouth operations because each is situated close to the coal-fired power plant that it supplies. The mine-mouth operations deliver coal pursuant to long-term coal supply contracts that expire from 2009 to 2026 and beyond. Pricing under mine-mouth contracts is adjusted annually based on cost indices that relate to our mine-site costs including labor, fuel, maintenance and other factors. These contracts provide for the pass through to the customer of royalties on coal production and property taxes. At four out of the five mine-mouth operations, the customer is responsible for providing us with the electricity to run the draglines and operate the mines. At the remaining operation, we are responsible for the cost of electricity and that is reflected in our costs and our contract contains a price component related thereto, which is included in our revenue. Where the customer provides the electricity, this cost is borne directly by the customer and is not accounted for in our financial statements. We cannot reasonably estimate the cost of electricity incurred directly by our customers in these situations. Pricing in these contracts is not subject to fluctuations based on the prices of other coals, competing fuels or electricity. These contracts specify minimum tonnage amounts which the utilities are required to purchase as well as, in some cases, fixed monthly revenues that are unrelated to tonnes delivered and are to cover costs that we would incur whether or not we made coal deliveries. The power plants supplied by these mines provide a significant portion of electricity in Alberta and Saskatchewan. These factors result in stable domestic revenue despite any delivery variations that might occur.

      Our contract to mine coal at the Highvale mine expired at the end of 2002. TransAlta, the owner of the mine, awarded a new 5-year contract to Fording effective January 1, 2003. We did not incur any material costs in terminating our operations at Highvale since TransAlta reimbursed these costs in accordance with the mining contract. As a result of the acquisition of the Prairie Assets, we have reacquired this contract as well as the mining contract at the Whitewood mine.

      Prior to the Fording transaction, our export revenue was derived from metallurgical and thermal coal sold to customers outside of Canada. Our continuing operations now include the two foothill mines, Coal Valley and Obed Mountain, which generate export thermal coal sales. We have long-term relationships with most of our export customers and our export sales are under contracts of one to five years in duration, with prices being negotiated annually. Coal-fired electricity generation, primarily in the Pacific Rim, is the principal factor influencing demand for our thermal coal exports and the demand depends on global economic conditions. Resurgence of the Asian economies in 2000, combined with rising energy prices, led to an increase in demand and higher prices for export coals in 2001. However, in 2002 there was oversupply in the export thermal coal market, which resulted in intense competition amongst world suppliers and significant price decline. As a result, we decided in March, 2003 to suspend production indefinitely at the Obed Mountain mine. As well, late in 2002, we reduced production levels at Coal Valley to 1.2 million tonnes annually. However, escalation in the demand for export thermal coal in late 2003 and early 2004, has led to the decision to increase production to 2.1 million tonnes at Coal Valley.

      Cost of sales includes the costs related to mining and processing the coal, transportation, royalties and production taxes as well as land reclamation. The costs of mining vary from mine to mine based on the method of mining, which in turn is based on the mine's geology and topography. Our mining costs are lower at our prairie mines where geologic and topographic conditions are more favorable than at our foothill mines. As our mining operations progress further into our reserves, the ratio of overburden to coal tends to increase and our extraction costs increase. Although we believe our reserves are economically recoverable with our existing equipment, it is possible to offset the impact of higher mining ratios through investment in larger equipment, improvements in pit designs and other productivity improvements.

      We incur processing costs at our foothill mines, Coal Valley and Obed Mountain. Processing removes impurities from the coal prior to shipment to increase the coal's heat content or improve its coking characteristics, to meet customer specifications and to reduce shipping costs. This processing step is not needed at our mine-mouth operations. We also incur higher costs at our mountain operations to reclaim the lands we mine due to the contour of the land and the nature of the overburden material. Following the transaction with Fording, we no longer operate any metallurgical mines, but are still responsible for the reclamation of the Gregg River mine and portions of the Luscar mine.

      We incur significant rail transportation and wharfage costs to deliver coal to our export customers. These costs will be significantly less going forward now that we have disposed of our metallurgical assets. In addition, most of the coal we produce is subject to royalties and production taxes that are payable to provincial governments and other mineral rights holders. At all of our mine-mouth and contract mining operations, the customers pay these royalties and production taxes directly or reimburse us.

      Generally, we depreciate long-term capital assets, including mining properties, facilities and major mining equipment, using the straight-line method over the remaining lives of our mines. Our on-going replacement capital is depreciated over its useful life, which generally ranges between five to ten years. We regularly review our capital assets for any permanent value impairment by comparing our future cash flows with our asset carrying values and, as a result of such reviews, we reduced the carrying value of certain mines in 2000 and 2002.

      CORPORATE STRUCTURE

      LEP is a general partnership formed on February 20, 2001 under the laws of Ontario, Canada. On that date LEP announced an offer to acquire all of the outstanding units and convertible debentures of LCIF. As a result of that offer, LEP acquired control of LCIF on May 11, 2001 and by June 30, 2001 had become the owner of 100% of the equity interests of LCIF, LCL and Luscar Ltd. As of May 11, 2001, LEP
began accounting for both LCIF and LCL as wholly owned subsidiaries. As a result of the acquisition, LCL became a wholly owned subsidiary of LCIF. The sole purpose of LCIF is to invest in LCL. LEP receives all of LCIF's distributable cash as well as all interest LCIF pays on its convertible debentures. Any taxable income generated by LEP is taxed in the hands of its partners.

      LEP and LCIF have no independent operations or assets and Luscar Ltd., LCL's direct subsidiary, is the only entity in our corporate structure that has operations. Generally accepted accounting principles do not permit LEP to consolidate its financial statements with the financial statements of LCIF and LCL prior to May 11, 2001. Included in the prior year annual report were financial statements of LEP, LCIF and LCL. LEP's SEC reporting for the current year and future periods will include LCL's financial statements until LEP's consolidated statements include three complete years of results of LCL's operations, at which time only LEP's consolidated financial statements will be presented. We prepare audited financial statements for LEP, which contain condensed consolidating information for LCIF, LCL and our subsidiaries from May 11, 2001 forward.

      The principal differences between the earnings of LEP and LCL relate to $643 million of subordinated notes issued by Luscar Ltd. and held by LCIF and the non-controlling interest that LCIF owns in Luscar Ltd. through its holding of special shares. Subsequent to the acquisition these subordinated notes and special shares represent intercompany indebtedness and holdings; therefore, the related interest payments and non-controlling interest have been eliminated in the consolidated financial statements of LEP. There are also differences that arise because push down accounting is not required under Canadian GAAP. Particularly, the carrying value of capital assets and the related depreciation are lower in LEP than in our financial statements because the fair value allocated by LEP was less than our net book value.

      Certain major events and transactions have affected the comparability of our financial statements over recent years. In 2002, LCL wrote down its mine assets at the Coal Valley and Obed Mountain mines by $42.8 million since sales were affected by oversupply in export thermal coal markets and lower demand from domestic customers supplied from these mines. LEP's earnings do not reflect this write-down because push down accounting is not required under Canadian GAAP and LEP assigned lower values to these mines in allocating the purchase price when it acquired LCL in May 2001. In 2000, when we closed the Gregg River mine because the economic reserves were exhausted, we recorded closure costs of $15.1 million and a $25.3 million charge to write down the mine assets to their realizable value. Also in 2000, we decided not to proceed with the Cheviot project until there was less uncertainty in the export markets. As a result, it was necessary to increase the provision for closure costs at the Luscar mine to provide for the termination of the workforce which otherwise would have been transferred to the Cheviot site. At the end of 2000, we sold a 50.0% interest in the Line Creek mine to Consol Energy of Canada Ltd.

      As a result of the transfer of LCL's metallurgical coal assets to Fording and the acquisition of the Prairie Assets, substantially all of our continuing operations consist of thermal coal sales to domestic customers, principally to mine-mouth power generators in western Canada. Accordingly, we no longer provide separate information on our domestic and export operations. Instead, we are providing separate information where necessary for our metallurgical coal operations, which we have now disposed of, and for our continuing thermal coal operations. This information will provide a better understanding of our on-going business. Prior period information has been restated to conform to this basis of presentation.

                RESULTS OF OPERATIONS - LUSCAR ENERGY PARTNERSHIP

      SELECTED ANNUAL INFORMATION

      The following table presents a summary of LEP's consolidated operating results for each of the most recent three periods ended December 31, 2001 to December 31, 2003.

                                                                    PERIOD ENDED
                                       YEAR ENDED DECEMBER 31,    MAY 11 - DEC. 31,
                                       --------------------------------------------
                                          2003         2002            2001
                                       ----------   ----------    -----------------
                                                  (IN THOUSANDS)
Revenue from continuing operations     $  376,060   $  443,067       $  298,120
Earnings from continuing operations        94,057       29,156           18,910
Net earnings                              113,925       32,200           22,250

Total assets                            1,560,107    1,565,904        1,612,531
Long-term debt                         $  412,276   $  509,617       $  520,612

      YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      Revenue. LEP's revenue from continuing operations in 2003 decreased to $376.1 million from $443.1 million in 2002, or 15%. This decrease was due to the loss of revenue from the Highvale contract that was in existence through all of 2002 until it expired on December 31, 2002, and then only since October 17, 2003 when we acquired the Prairie Assets by acquiring the shares of SCAI resulting in a net decrease in revenue of $45.0 million in 2003 compared to 2002. Additionally, the decrease can be attributed to lower revenue of $46.8 million from our Coal Valley and Obed Mountain mines, which were affected by oversupply in export thermal coal markets. This was partially offset by additional revenue from the new Prairie Assets and increased mine-mouth revenue. In addition, mine-mouth revenue increased as a recovery of a $7.3 million Boundary Dam crown royalty reassessment was recorded in the first quarter of 2003.

      Cost of sales. LEP's cost of sales decreased during 2003 to $284.0 million from $328.6 million in 2002, or 14%. The reduction in cost was attributed to inclusion of cost of sales from the operation at Highvale for the period of October 17, 2003 through December 31, 2003, compared to a full year of operations in 2002 which resulted in a decrease in cost of sales of $44.8 million in 2003 compared to 2002. This was combined with fewer export thermal coal shipments during 2003 which resulted in lower cost of sales of $32.0 million in 2003 compared to 2002. Partially offsetting the lower costs was the reduction of the carrying value of export thermal inventories by $8.4 million during the year to reflect lower estimated net realizable value as a result of the weak export markets as well as the strength of the Canadian dollar. 2003 cost of sales were also impacted by the $7.3 million Crown royalty charge at the Boundary Dam mine and severance costs of $5.0 million related to the reduction of 111 employees associated with the decision to suspend operations at the Obed Mountain mine along with additional costs from the new Prairie Assets and increased mine-mouth costs.

      Production of thermal coal during 2003 was 23.2 million tonnes compared with 33.8 million tonnes in 2002.

      Selling, general and administrative expenses. LEP's selling, general and administrative expenses in 2003 increased to $23.6 million from $13.1 million in 2002, or 79%. In April 2003, following the transfer of our metallurgical coal assets, we took a number of significant actions to enhance the profitability our thermal coal business. We announced a series of organizational changes which resulted in the reduction of 110 full time and contract employees at our Edmonton office and some of our mine sites. The cost of these staff reductions was $10.0 million and was recorded in the second quarter of 2003.

      Depreciation and amortization. LEP's depreciation and amortization expense in 2003 increased to $90.6 million from $82.9 million in 2002, or 9%. Depreciation expense increased because of the impact of the acquisition of the Prairie Assets and the transfer of the metallurgical assets in 2003.

      Interest expense. During 2003, interest expense at LEP was $46.5 million compared with $52.7 million in 2002. Interest expense comprises interest paid to the Senior Note holders and other third parties. Interest on the Senior Notes decreased to $37.3 million in 2003 from $42.1 million in 2002 due to gains in the Canadian dollar that decreased the amount owed in US dollars. Interest on our promissory notes decreased by $2.3 million this year due to the repayment of one of the notes in May 2003. In 2002, interest expense was reduced by a $1.8 million recovery related to income tax reassessments.

      As well during 2003, LCL paid interest of $9.6 million on the subordinated notes held by LCIF, compared with $31.8 million during 2002. The interest LCL pays to LCIF is based on floating interest rates that are determined by reference to anticipated cash flow and is eliminated on consolidation with LEP. The decrease in interest payments reflects lower net earnings and higher capital spending in 2003. LCL also incurred $7.1 million in interest expense for interest paid on the LEP promissory notes. This interest amount also eliminates upon consolidation with LEP.

      Foreign currency translation gain. Foreign currency translation gains and losses reflect fluctuations in the Canadian dollar against the US dollar and primarily relate to our US$275 million Senior Notes, but also to US dollar cash balances and US dollar denominated working capital. The foreign currency translation gain of $79.4 million in 2003 compared to a $4.0 million gain in 2002 is largely due to the impact on the Senior Notes of a significantly stronger Canadian dollar.

      Other income. Other income at LEP in 2003 increased to $20.9 million from $9.4 million in 2002. During May 2003, a promissory note for $45.0 million was repaid. Under the terms of a coal supply agreement, the $21.4 million excess of the principal amounts over the sinking fund balance was recovered from our customer and included in other income in the second quarter of 2003. $6.0 million in distributions from the FCCT were also received in 2003. This is partially offset by the gain of $10.1 million on a legal settlement related to a coal conveyor that was booked in 2002.

      Write-down of capital assets. During 2002, LCL recorded write-downs of $42.8 million related to our Coal Valley and Obed Mountain mines, where sales were affected by oversupply in the export thermal market and lower demand from domestic customers supplied by these mines. There were no such write-downs necessary during 2003. LEP's earnings do not reflect this write-down because push down accounting is not required under Canadian GAAP and LEP assigned lower values to these mines in allocating the purchase price when it acquired LCL in May 2001.

      Income tax recovery. LEP's income tax recovery in 2003 increased to $62.3 million from $50.1 million in 2002, or 25%. Our provision for income tax includes current taxes and future income taxes.

      $58.1 million of future taxes recoverable in 2003 is attributable to the enactment of Canadian taxation legislation that affects resource sector taxation. Resource company income tax rates are being reduced from 28% to 21% over a period of 5 years. In addition, a federal income tax provision disallowing the deduction of provincial crown royalties will be eliminated and actual provincial crown royalties will become deductible for federal income tax purposes. The net impact of the changes is expected to be a reduction in federal income tax rates.

      Following the acquisition of the new thermal assets, which are primarily situated in Alberta, our effective tax rate has decreased resulting in a decrease in our future income taxes. Previously, our operations generated a greater proportion of taxable income from Saskatchewan, a higher tax-rate jurisdiction. Capital taxes are based on net capital employed in the business at year-end, which has increased due to the acquisition of the new thermal assets. For the year, capital taxes were $3.4 million compared to 2002 of $2.4 million.

      Discontinued operations. The results of the discontinued operations (the metallurgical coal assets transferred to Fording on February 28, 2003) comprise earnings of $19.9 million in 2003 compared to earnings of $3.0 million in 2002. The 2003 earnings reflect earnings of $1.3 million from the operations of the first two months of the 2003 calendar year and a gain of $18.6 million, net of taxes of $7.0 million, on the disposal.

      Net earnings. LEP's net earnings of $113.9 million in 2003 are a significant increase when compared to the net earnings of $32.2 million in 2002. There was a significant increase in earnings due to the factors discussed above with the most significant being the increase in foreign currency gain of $75.4 million.

      YEAR ENDED DECEMBER 31, 2002 COMPARED TO PERIOD ENDED DECEMBER 31, 2001 (MAY 11, 2001 TO DECEMBER 31, 2001)

      Revenue. LEP's revenue from continuing operations in 2002 was $443.1 million compared to $298.1 million for the period ended December 31, 2001. The main reason for the increase is the comparison of a full year of operations in 2002 to seven and a half months in 2001. However in 2002, LEP experienced lower sales from our Coal Valley and Obed Mountain mines, which were affected by oversupply in export thermal coal markets and lower demand from domestic customers supplied from these mines. In January 2002 we signed a new long-term coal supply agreement with SaskPower that had been agreed to in 2001. As a result, 2001 revenue includes non-recurring revenue of $1.7 million from the Boundary Dam mine because the new prices were retroactive to an interim agreement that was in effect from July 2000.

      Cost of sales. LEP's cost of sales from continuing operations was $328.6 million in 2002 and $209.4 million in 2001. The decrease in cost of sales was due to a full year of operations in 2002 compared to seven months of operations in 2001. In 2002, cost of sales was affected by severance costs incurred at Coal Valley and Obed Mountain. We reduced production by idling our higher cost truck and shovel mining equipment in response to the weak export thermal coal market. Cost of sales at our mine mouth operations was comparable to prior periods.

      Total production for LCL during the calendar year 2002 was 36.4 million tonnes compared with 36.1 million tonnes in the calendar year 2001.

      Selling, general and administrative expenses. LEP's selling, general and administrative expenses in the year ended December 31, 2002 were $13.1 million and $7.1 million for the seven and a half month period ended on December 31, 2001.

      Take-over response costs. These costs are non-recurring and were the costs of responding to LEP's public acquisition proposal and of implementing management changes subsequent to the acquisition in 2001. These costs were only incurred at the LCL level and eliminate upon consolidation with LEP.

      Depreciation and amortization. LEP's depreciation and amortization expense in 2002 was $82.9 million and $51.8 million in 2001. The main reason for the increase is the comparison of a full year of operations in 2002 to seven and a half months in 2001. Depreciation expense was comparably higher in 2001 because of the amortization of arrangement fees associated with senior credit facilities, which were replaced in 2001 with the senior credit facility.

      Write-down of capital assets. During 2002, LCL recorded write-downs of $42.8 million related to our Coal Valley and Obed Mountain mines, where sales were affected by oversupply in the export thermal market and lower demand from domestic customers supplied by these mines. There were no write-downs during 2001. LEP's earnings do not reflect this write-down because push down accounting is not required under Canadian GAAP and LEP assigned lower values to these mines in allocating the purchase price when it acquired LCL in May 2001.

      Interest expense. During 2002, interest expense at LEP was $52.7 million compared with $31.5 million for the period ended December 31, 2001. The main reason for the increase is the comparison of a full year of operations in 2002 to seven and a half months in 2001. Interest expense comprises interest paid to the Senior Note holders and other third parties. Interest increased in 2002 as LCL's floating rate bank debt was replaced with fixed rate Senior Notes in October 2001.

      During 2002, LCL paid interest of $31.8 million on the subordinated notes held by LCIF, compared with $42.4 million during 2001. The interest we pay to LCIF is based on floating interest rates that are determined by reference to anticipated cash flow and is eliminated on consolidation with LEP. The decrease in interest payments reflects lower net earnings and higher capital spending in 2002.

      Foreign currency translation (gain) loss. Foreign currency translation gains and losses reflect fluctuations in the Canadian dollar against the US dollar and primarily relate to our US$275 million Senior Notes, but also to US dollar cash balances and US dollar denominated working capital. The foreign currency translation gain of $4.0 million in 2002 compared to an $8.4 million loss in 2001 is largely due to the impact on the Senior Notes of a stronger Canadian dollar.

      Income taxes. LEP's provision for income tax includes current taxes and future income taxes. The current taxes include capital taxes on LCL's net capital, which are relatively stable and amounted to $2.5 million for the year ended December 31, 2002, compared to $1.8 million for the year ended December 31, 2001. The future income taxes relate to the difference between our book income and our taxable income. LEP's income tax recovery in 2002 was $50.1 million and $27.1 million in 2001. LEP's future income tax recoveries represent reductions in the previously recorded future income tax liabilities. In 2002, these recoveries relate to decreases in statutory income tax rates, provisions for actual and contingent income tax reassessments and recoveries related to the current losses incurred. The reduced recovery on an annual basis primarily relates to decreases in statutory income tax rates, which were significantly lower this year than last.

      Discontinued operations. The results of the discontinued operations (the metallurgical coal assets transferred to Fording on February 28, 2003) comprise earnings of $3.0 million in 2002 compared to earnings of $3.3 million for the period ended December 31, 2001. The decrease is due to decrease in demand and price for metallurgical coal in the export market.

      Net earnings. The net earnings were $32.2 million for the year ended December 31, 2002 and $22.3 million for the period of May 11 to December 31, 2001. The change in net earnings is due to the factors discussed above.

      SUMMARY QUARTERLY RESULTS

      The following table presents a summary of LEP's consolidated operating results for each of the most recent eight quarters ended March 2002 to December 2003.

                          DEC.       SEPT.      JUNE     MARCH      DEC.       SEPT.      JUNE      MARCH
                          2003       2003       2002     2003       2002       2002       2002      2002
                        ---------  --------   --------  --------  ---------  --------   ---------  --------
                                                (in thousands of Canadian dollars)
Revenue from
continuing operations   $ 113,937  $ 87,150   $ 84,785  $ 90,188  $ 108,689  $114,364   $ 107,130  $112,884
Earnings (loss) from
continuing operations   $   3,700  $ (2,914)  $ 88,789  $  4,482  $  20,936  $(16,994)  $  15,293  $  9,921
Net earnings (loss)     $   3,700  $ (2,914)  $ 88,789  $ 24,350  $  21,550  $(16,596)  $  15,466  $ 11,780

      The analysis of financial results for the most recent eight quarters is generally consistent with the consolidated financial results and summary of annual information presented above.

      In summary, the quarterly results fluctuate from the annual results due to the impact of fluctuating export thermal coal prices, sales volumes and foreign exchange gains and losses. In addition, a promissory note was retired in the June 2003 quarter resulting in other income of $21.4 million. A gain on the sale of the metallurgical assets, net of tax, of $18.6 million was recorded in the March 2003 quarter as earnings from discontinued operations. Further details in respect of historical quarterly results can be found in LEP's quarterly reports filed on EDGAR.

      LIQUIDITY AND CAPITAL RESOURCES

      Net cash provided from operating activities for LEP was $91.0 million in 2003 compared to $68.6 million in 2002. During 2003, the significant increase in net earnings was mostly eliminated by the non-cash gains on foreign currency and the gain on the disposal of metallurgical assets. The change in non-cash working capital balance increased from $10.4 million in 2002 to $46.3 million in 2003. This includes a large decrease in inventory and overburden costs due to the transfer of the metallurgical assets.

      LEP's cash invested in working capital can fluctuate from period to period. Because we have relatively few customers to whom we ship large quantities of coal, our accounts receivable and coal inventories often vary significantly from one period to the next, depending on the timing of shipments. Following the divestiture of our metallurgical coal assets, which occurred on February 28, 2003, fluctuations in accounts receivable and inventory levels have been smaller as our business is now comprised of predominantly mine-mouth operations. We also expect our accounts payable balances to fluctuate depending on the timing of payrolls and of equipment purchases.

      LEP incurs capital expenditures to replace existing equipment that has served its useful life, to develop new mining areas at existing mines, to expand production capacity and to effect productivity improvements. LEP's capital expenditures were $25.0 million in 2003, compared to $51.0 million in 2002. In 2003, spending was primarily to maintain and upgrade mine operations, and to expand the Char facility, and was lower than last year when capital expenditures included costs associated with the dragline tub replacement at the Poplar River mine of $13.6 million, a major project that was completed in 2002. The expansion of the Char facility was completed during the first quarter of 2004. Capital spending in 2002 also included $2.7 million related to discontinued operations and $14.8 million related to the Boundary Dam mine.

      After considering the acquisition of the Prairie Assets by acquiring the shares of SCAI, we expect that, for the foreseeable future, LEP's annual replacement capital requirement will be between approximately $25 million to $40 million. We fund our capital requirements from cash provided by operating activities and expect that cash generation in the future will be sufficient to meet these needs. As of December 31, 2003, our outstanding capital commitments were not significant and were incurred in the ordinary course of business.

      LEP's investing activities used cash of $398.9 million in 2003 compared with $50.2 million in 2002. The significant increase is due to the acquisition of the Prairie Assets by acquiring the shares of SCAI which included a $70.0 million cash payment by LEP and an additional $298.6 million used to acquire the promissory notes due from LCL.

      During 2003, LEP's financing activities generated cash of $257.6 million. This balance includes $298.6 million equity contribution from Sherritt and Teachers to acquire the promissory note due from LCL, partially offset by a $27.0 million distribution to the partners and net debt repayments of $24.0 million due to the maturity of the SaskPower 12.75% promissory note. During 2002, our financing activities required cash of $4.7 million, used primarily to repay long-term debt.

      Effective February 4, 2004 LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115.0 million. This facility replaces LEP's and LCL's $100.0 million senior credit agreement and SCAI's $15.0 million credit facility that was due to expire on February 29, 2004. Terms of the new senior credit agreement are substantially the same as the terms of the facilities that were replaced.

Please see "Item 10 - Additional Information - Material Contracts" for more detail about the terms of our indebtedness.

      On May 18, 2003, the 12.75% promissory note with a Crown corporation for $45.0 million matured and was paid. Under the terms of a coal supply agreement, the $21.4 million excess of the principal amount over the sinking fund balance was recovered from our customer and included in other income in the second quarter. On December 30, 2004 we are scheduled to receive a lump sum payment equal to the difference between the principal amount of the $89.3 million promissory note and the related sinking fund, which had a market value of $47.3 million as at December 31, 2003. The gain, estimated at December 31, 2003 to be $38.2 million, will be accounted for as other income under the related coal supply agreement and will be applied to make full repayment of the promissory note. After this promissory note has been repaid, revenues under the Poplar River coal supply agreement will decrease by approximately $8.6 million per annum, offsetting the elimination of interest costs under the promissory note.

      Long-term debt of $412.3 million declined by $97.3 million since December 31, 2002 due to the strengthening Canadian dollar and the repayment of the 12.75% promissory note. The carrying value of the Senior Notes fluctuates with the exchange rates and the $355.4 million related to the Senior Notes reflects current foreign exchange rates as at December 31, 2003. The Senior Notes are not due until October 15, 2011 and the annual servicing costs will be funded from operating cash flows. We believe that our current operations will support the retirement or refinancing of the Senior Notes at maturity.

      Our owners have the ability under the trust indenture governing the Senior Notes to contribute equity to LEP and use the proceeds to call up to 35% of the Senior Notes currently outstanding at a price of US$109.75. Our owners have advised us that they are evaluating their options and will notify us only if they decide to proceed with calling the notes prior to October 15, 2004.

      To optimize the corporate tax structure, LCL's operating subsidiary, Luscar Ltd., has two intercompany subordinated notes outstanding which are held by LCIF, a $350 million aggregate principal amount of 12.5% subordinated notes due 2026 and a $293 million aggregate principal amount of 7.5% subordinated notes due 2027. Luscar Ltd. and LCIF each guarantee LCL's obligations under the Senior Notes, therefore the Luscar Ltd. subordinated notes are subordinated to the guarantees of the Senior Notes. Going forward, the Luscar Ltd. subordinated notes will remain outstanding and the interest payments received by LCIF will be distributed to LEP.

      We believe that LEP's cash flow from operations, together with available borrowings under the new credit facility, will be sufficient to fund our operations and commitments for the foreseeable future. However, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to service our indebtedness, including the Senior Notes, or to fund our other liquidity needs.

                               ACCOUNTING POLICIES

      The discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For discussion of the differences between Canadian GAAP and U.S. GAAP, see the LEP and LCL audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

      CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements requires us to estimate the effect of various matters that are inherently uncertain as of the date of the interim financial statements. Each of these required estimates varies in regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period, and would materially impact our financial condition, changes in financial condition or results of operations. Our significant accounting policies are discussed in Note 2 of the Notes to Consolidated Financial Statements. Critical estimates inherent in these accounting policies are discussed in the following paragraphs.

Capital assets

      Capital assets comprise the largest component of our assets and as such the capitalization of costs, the determination of estimated recoverable amounts and the amortization of these assets have a significant effect on our financial statements. Proven and probable reserves are determined based on internal evaluations by qualified persons. The estimate of these reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include results from the reconciliation of actual production data against the original reserve estimates, or the impact of economic factors such as changes in the price of coal or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of amortization of the related assets or could result in impairment of the assets resulting in a write down.

      In the first quarter of 2004, LEP undertook a comprehensive review of the estimated useful lives of capital assets. As a result of this review the depreciation and amortization of capital assets was reduced resulting in a reduction of $2.7 million for the first quarter of 2004. This change will decrease depreciation and amortization by an estimated $10.6 million for the year ended December 31, 2004.

Accounts and loans receivable

      Eight of our mines derive substantially all of their revenue from single customers or groups of affiliated customers. The loss of one or more of these customers could potentially result in the closure of the respective mine, the loss of the mining contract or, in some cases, the sale of the mine to the customer.

      Management reviews the collectability of accounts receivable on a regular basis and records an allowance for doubtful accounts if necessary. No allowance for doubtful accounts has been recorded at the end of the current year. Significant deterioration in any of the above noted factors could materially change this estimate.

Inventories

      Coal inventories are valued at the lower of average production cost and net realizable value. Net realizable value is based on trends in coal prices at the end of the period.

      Mine supplies are recorded at the lower of average cost and replacement cost.

Asset impairment

      We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. A long-lived asset is considered to be impaired if the total undiscounted estimated future cash flows are less than the carrying value of the asset. The amount of the impairment is determined based on discounted estimated future cash flows. Future cash flows are determined based on management's estimates of future results relating to the long-lived assets. These estimates include various assumptions, which are updated on a regular basis as part of the internal planning process.

      We regularly review our investments to determine whether a permanent decline in the fair value below the carrying value has occurred. In determining whether a permanent decline has occurred, management considers a number of factors that would be indicative of a permanent decline including (i) a prolonged decrease in the fair value below the carrying value, (ii) severe or continued losses in the investment and (iii) various other factors such as liquidity which may be indicative of a decline in value of the investment. The consideration of these factors requires management to make assumptions and estimates about future financial results of the investment. These assumptions and estimates are updated by management on a regular basis.

Accrued reclamation costs

      We have estimated future expenditures for reclamation and site restoration costs, which we believe meet current regulatory requirements. The future obligations are estimated by us using closure plans and other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of Canada and its provinces, the requirements could change resulting from amendments in the laws and regulations. Because the estimate of obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of these provisions.

Income taxes

      The determination of the ability of us to utilize tax loss carry forwards to offset future income taxes payable requires management to exercise judgment and make certain assumptions about our future performance. Changes in economic conditions and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Post-retirement benefits

      The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, and the expected rate of future compensation. These assumptions are re-evaluated each year, and variations between actual results and the results based on the assumptions for any period will affect reported amounts in future periods. We retain independent actuarial experts to prepare the calculations and to advise on the selection of assumptions.

      RECENTLY ISSUED ACCOUNTING STANDARDS

      There have been recent releases related to accounting standards and those that we believe may be relevant to our business are disclosed in the notes to the consolidated financial statements. For a further discussion on the recently issue accounting standards, see note 3 of the LEP and LCL audited financial statements included elsewhere in this document.

Asset Retirement Obligations

      In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued new accounting rules dealing with asset retirement obligations, which came into effect for fiscal years beginning on or after January 1, 2004. The effect of the adoption of the new accounting pronouncements for asset retirement obligations are not reflected in the financial statements included in this document.

      In the first quarter of 2004, this change in accounting policy will be applied retroactively and accordingly, the financial statements of prior periods will be restated. The rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves.

Generally Accepted Accounting Principles

      CICA Handbook Section 1100, Generally Accepted Accounting Principles, was issued in October 2003, and is effective for fiscal years beginning January 1, 2004. The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of this section is not expected to have a material impact on the financial statements.

General Standards of Financial Statement Presentation

      In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal years beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand LEP's financial statements. This standard was reflected in the consolidated financial statements.

Hedging Relationships

      In 2003, the CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting but does not specify hedge accounting methods. This guidance is applicable to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. The implementation of this Guideline did not materially change the accounting policies in use and as a result, it did not have an impact on the financial statements. Likewise, EIC Abstract 128, Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments, requires most freestanding derivative financial instruments that do not qualify for hedge accounting under Accounting Guideline 13, to be recognized on the balance sheet at fair value. The adoption of this Abstract did not have a material impact on the financial statements.

Disclosure of Guarantees

      During 2003, LEP adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This new policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantees are disclosed in the notes to the consolidated financial statements (note 25 to the LCL financial statements and note 24 to the LEP financial statements).

Impairment and Disposal of Long Lived Assets and Discontinued Operations

      In 2002, the CICA issued Section 3063, Impairment of Long-lived Assets, and Section 3475, Disposal of Long Lived Assets and Discontinued Operations, to harmonize with Statement of Financial Accounting Standard No. 144. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 applies to disposal activities initiated by an enterprise's commitment on or after May 1, 2003 and establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. The adoption of these sections is not expected to have an impact on the financial statements.

SFAS No. 149 - Amendments of Statement 133 on Derivative Instruments and Hedging Activities

      In April 2003, FASB issued Statement No. 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which is primarily effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. Adoption of SFAS 149 did not have a material impact on LEP's financial position and results of operations.

SFAS No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

      In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability or an asset. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has no impact as LEP does not have financial instruments with characteristics of both liabilities and equity.

SFAS No. 132-R (Revised 2003) - Employers' Disclosures about Pensions and Other Postretirement Benefits -- an amendment of FASB Statements No. 87, 88, and 106

      In December 2003, the FASB issued SFAS No. 132-R, a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132-R"), to include increased disclosure as to the plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 remain in effect until the provisions of this Statement are adopted, with SFAS 132-R becoming effective for fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans, and future benefit payments, which is effective for fiscal years ending after June 15, 2004. LEP has adopted the disclosure requirements SFAS 132-R for the year ended December 31, 2003.

FIN 46 - Consolidation of Variable Interest Entities

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a Foreign Private Issuer and based on its interpretation of the revised transition guidance, we will be required to adopt the guidance in FIN 46(R) for the period ending December 31, 2004. We are in the process of assessing the impact of the amended standard on the consolidated financial statements.

      In June 2003, the CICA issued a similar pronouncement, Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 is effective for reporting periods beginning on or after November 1, 2004. We are currently evaluating the potential impact of AcG-15.

SAB 104 - Revenue Recognition

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin 104, Revenue Recognition. SAB 104 revises or rescinds certain guidance included in previously issued staff accounting bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations relating to revenue recognition. This bulletin was effective immediately upon issuance. Our revenue recognition policies comply with SAB 104.

EITF 04-3 - Valuation and Impairment of Mineral Assets

      In March 2004, the EITF Task Force reached a consensus that the authoritative guidance under SFAS 141 requires a purchaser to assign value based on the estimated fair values of the assets at the date of acquisition. As the value beyond probable and proven reserves, as well as anticipated market price fluctuations, are considered in the purchase price, the related value should be assigned to the mining assets. For testing impairment, it also requires companies to consider assumptions used in developing its internal budgets and projections when testing the mining assets for impairment. The consensus regarding the amount to allocate to mining assets in a business combination and testing mining assets for impairment must be completed prospectively after March 31, 2004. We are currently evaluating the potential impact of EITF 04-3.

EITF 04-4 - Allocation of Goodwill by Mining Companies

      In March 2004, the EITF Task Force concluded that current authoritative literature is clear that a company must assign goodwill to its reporting units, which may be individual operating mines, despite the inevitable impairment of goodwill. Since a mine is a wasting asset and the cash flows from the mine ultimately will not support the amount of recorded goodwill, a goodwill impairment charge is inevitable. Therefore, the Task Force concluded that this Issue will be removed from the agenda because it cannot be resolved without amending SFAS 142 or SFAS 131, Disclosures about Segments of an Enterprise and Related Information. As we do not report any goodwill, EITF does not impact on our disclosure.

                     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

      The following table presents a summary of our long-term debt and other commitments including payment due date for each of the next five fiscal years and thereafter:

                                                     LESS                       MORE
                                                    THAN 1   1 TO 3   4 TO 5   THAN 5
                                            TOTAL    YEAR     YEARS    YEARS   YEARS
                                           -------  -------  -------  -------  ------
                                                           (IN MILLIONS)
Long-term debt (excluding capital lease,
 pension, and other obligations)           $ 684.4  $  86.4  $ 104.0  $  69.3  $424.7
Obligations under capital leases              10.2      2.7      4.5      3.0      --
Electricity and natural gas purchase
 commitments                                   2.8      2.8       --       --      --
Capital commitments                            0.7      0.7       --       --      --
Other leases                                   2.3      0.3      1.4      0.6      --
Pension funding                                9.9      2.1      6.0      1.8      --
Accrued reclamation costs                     41.4     15.9      8.7     12.3     4.5
Due to FCCT                                    4.8      1.3      1.3      2.2      --
                                           -------  -------  -------  -------  ------
                                           $ 756.5  $ 112.2  $ 125.9  $  89.2  $429.2
                                           =======  =======  =======  =======  ======

Long-term Debt

      Long-term debt includes US$275 million of unsecured Senior Notes issued by LCL on October 10, 2001, bearing interest at 9.75% per annum, repayable on October 15, 2011. A promissory note of $89.3 million bearing interest of 9.625% is payable on December 30, 2004. Under the terms of the related coal supply agreement the excess of the principal amount over the sinking fund is recoverable from the Crown Corporation and will be included in other income in 2004. The amount due from the customer on December 30 is estimated to be $38 million (net of $50 million sinking fund).

      Payment obligations are not discounted and include related interest.

Obligations under Capital Lease

      Obligations under capital leases on specific mining equipment bear interest at rates ranging from 5.06% to 6.59%. These capital leases mature between 2004 and 2008 and are repayable by blended monthly payments of principal and interest.

Electricity and Natural Gas Purchase Commitments

      We have entered into agreements for the purchase of electricity and natural gas at the Coal Valley and Obed Mountain mines until the end of 2004. The purchase agreements are for fixed prices for specific quantities. Additional details are discussed in the Off Balance Sheet Arrangements section.

Capital Commitments

      As at December 31, 2003 $0.7 million was committed for spending during the first quarter of 2004 related to the Char expansion.

Other Leases

      We have long-term operating leases for buildings, vehicles and equipment.

Pension Funding

      Funding amounts represent our anticipated contributions to defined benefit pension plans over the next 5 years.

Accrued Reclamation Costs

      Accrued reclamation payments have not been discounted.

Due to FCCT

      Amounts due to FCCT relate primarily to obligations under the Line Creek defined benefit pension plans, which were under-funded at the date of transfer from LCL. This amount is repayable in annual installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first payment was due April 1, 2003, and has been included in the current portion of long-term debt, but payment was delayed pending the finalization of the majority of outstanding issues which took place on June 18, 2004 (see LEP note 27 for additional information).

                         OFF BALANCE SHEET ARRANGEMENTS

Financial Instruments

      As at December 31, 2003 there were no outstanding foreign exchange or commodity options, futures or forward contracts. LEP has the ability to address its price-related exposures through the limited use of options, futures and forward contracts, but generally does not enter into such arrangements.

      As at December 31, 2003, we had the following outstanding fixed price commodity purchase arrangements representing a total commitment of $2.8 million for 2004:

      - natural gas purchase agreement at a fixed price for specified monthly quantities until the end of 2004 at the Coal Valley mine,

      - electricity purchase agreement at a fixed price for specified megawatts per hour until the end of 2004 for all of Luscar Ltd,

      - natural gas purchase agreement at a fixed price for quantities as required by the mine at the Obed Mountain mine.

      For sales in the export market, LEP transacts in US dollars and therefore is sensitive to foreign exchange exposure when commitments to deliver coal are quoted in a foreign currency. Derivative financial instruments are not used to reduce LEP's exposure to fluctuations in foreign exchange rates.

Guarantees

      In connection with a borrowing facility, LEP has provided an indemnity in respect of transactions related to the extension of credit and environmental indemnities in respect of its properties to the lender. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

                                     OUTLOOK

      We are the largest coal producer in Canada, operating mines that produce most of Canada's domestic thermal coal. LEP owns eight surface mines, including one mine in which we have a 50% ownership interest, and we operate two surface mines under a mining contract with an electric utility. Together, the mines that we operate produce approximately 38 million tonnes of coal annually, making us one of the largest coal producers in North America.

      A significant portion of LEP's earnings from continuing operations is derived from thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada, and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. The remaining earnings from continuing operations includes export sales, contract mining at the Highvale and Whitewood mines, and sales of thermal coal to industrial customers.

      Coal production is expected to be approximately 38 million tonnes in 2004, slightly higher than in 2003 reflecting the full year impact of the coal assets acquired in October 2003. The Genesee power plant is adding 450 MW of capacity, which is expected to be commissioned in the winter of 2004 - 2005, requiring higher coal deliveries. LEP's restructuring and rationalization program, which is designed to exploit the similarities of each of its mining operations and enhance overall efficiencies, is expected to result in reduced operating costs, enhanced productivity and increased profitability and cash flow in 2004 and subsequent years. The maturity of LEP's promissory note in December 2004 will result in a one-time addition to earnings from continuing operations of approximately $38 million in the fourth quarter. Capital expenditures are expected to be approximately $25 million in 2004. In addition, approximately $40 million in assets are expected to be financed through leases.

      Cash flow from operations is expected to be sufficient to meet the existing and ongoing contractual obligations and commitments of LEP and LCL.

      Readers may access other information about LEP, LCIF and LCL, including previous annual and quarterly filings, as well as other disclosure documents, reports, statements or other information that LEP files with the U.S. Securities and Exchange Commission through EDGAR at www.sec.gov/edgar or at our web site at www.luscar.com.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

               EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE OF LEP

      The following table sets forth information concerning the executive officers and management committee of LCL's ultimate parent, LEP. The management committee consists of four members. Under the terms of the partnership agreement, three of the members (Messrs. Delaney, Waheed and Maschmeyer) are appointed by Sherritt and one member (Mr. Apperley) is appointed by Teachers. Additionally, decisions of the management committee are made by majority action that must include, in every case, the approval of the Teachers appointee. Members of the management committee do not receive fees for their service as members. Officers serve at the discretion of the management committee.

        NAME                AGE                               POSITION
-----------------------     ---     --------------------------------------------------------------
Ian W. Delaney               60     Chairman and Management Committee Member
Trevor M. Apperley           54     Management Committee Member and Audit Committee Member
Dennis G. Maschmeyer         65     President, Chief Executive Officer, Management Committee
                                    Member and Audit Committee Member
Jowdat Waheed                41     Senior Vice President, Chief Financial Officer and Management
                                    Committee Member
Samuel W. Ingram, Q.C.       59     Senior Vice President, General Counsel and Corporate Secretary
Ernest F. Lalonde            54     Vice President, Investor Relations

      Mr. Delaney has served as executive chairman of the board of directors of Sherritt since April 2004. Mr. Delaney has also served as a director of Sherritt since 1994 and chairman of the board of directors of Sherritt from 1995 until April 2004. In 2001, Mr. Delaney was appointed chairman of LEP and a member of the management committee. Mr. Delaney also serves as a director of Dynatec Corporation, The Westaim Corporation, and EnCana Corporation.

      Mr. Apperley was appointed as a member of the management committee of LEP in 2003. Mr. Apperley has served as director, relationship investments of Teachers since 2002. Prior to that, Mr. Apperley was president and chief executive officer of a remote access wireless communications company and also held other senior executive positions with large public corporations in the communications industry.

      Mr. Maschmeyer was appointed president and chief executive officer of LCL in 2003. Mr. Maschmeyer was appointed president, chief executive officer and management committee member of LEP, chairman, president, chief executive officer and trustee of LCIF, and chairman and director of LCL in 2002. Mr. Maschmeyer has served as president and chief executive officer since 2001 and a director of Sherritt since 2002, previous to which he served as senior vice president, metals operations of Sherritt.

      Mr. Waheed was appointed executive vice president and chief operating officer of Sherritt in February 2004. In 2001, Mr. Waheed became a director of LCL, a trustee of LCIF, a member of the LEP management committee and senior vice president and chief financial officer of LEP. Mr. Waheed served as senior vice president and chief financial officer of Sherritt from 2000 until 2004 and served in the office of the chairman of Sherritt from 1995 to 2000.

      Mr. Ingram was appointed vice president, general counsel and corporate secretary of LCL in 2003. In 2001, Mr. Ingram was elected as a director of LCL and appointed as a trustee, secretary of LCIF and senior vice president, general counsel and corporate secretary of LEP. Mr. Ingram has served as senior vice president, general counsel and corporate secretary of Sherritt since 1995.

      Mr. Lalonde was appointed vice president, investor relations and corporate affairs of Sherritt as well as vice president, investor relations of LCL in 2002. From 1979 to 2002, Mr. Lalonde held various senior positions with Luscar, including treasurer and director of investor relations.

                     EXECUTIVE OFFICERS AND DIRECTORS OF LCL

      The following table sets forth information concerning the executive officers and directors of LCL. The board of directors consists of five members. Each director is elected by written resolution to hold office until his or her respective successor is elected and qualified. Directors receive no fees for their service as directors. Officers serve at the discretion of the board of directors. The audit committee of LEP reviews results for both LEP and LCL.

         NAME            AGE                              POSITION
----------------------   ---     -----------------------------------------------------------------
Dennis G. Maschmeyer     65      Director, Chairman, President and Chief Executive Officer
Jowdat Waheed            41      Director
Samuel W. Ingram, Q.C.   59      Director, Vice President, General Counsel and Corporate Secretary
Patrice Merrin Best      55      Director, Executive Vice President
Joseph W. Bronneberg     49      Director
Garnet L. Clark          43      Vice President, Finance and Chief Financial Officer
Howard Ratti             49      Senior Vice President
Robert W. Bell           46      Vice President, Marketing
Brian McClelland         62      Vice President, Human Resources
Robert Danelesko         45      Vice President, Transition
Ernest F. Lalonde        54      Vice President, Investor Relations

      Ms. Merrin Best was appointed executive vice president of LCL in March 2004. Prior thereto, Ms. Merrin Best served as executive vice president and chief operating officer of Sherritt from 1999 until March 2004. In 2001, Ms. Merrin Best was elected as a director of LCL. Between 1996 and 1999, Ms. Merrin Best served as senior vice president, corporate office of Sherritt.

      Mr. Bronneberg was appointed chief financial officer of Sherritt's oil and gas division in 2003. Mr. Bronneberg was elected as a director of LCL in 2003. Mr. Bronneberg served as vice president, finance and chief financial officer of LCL from 2001 until 2003 and served as the controller of Luscar from 1990 until 2001.

      Mr. Clark was appointed vice president, finance and chief financial officer of LCL in 2003. Prior to that, Mr. Clark served as chief financial officer of Sherritt's oil and gas division from 2001 to 2003 and served as chief financial officer of Sherritt's metals joint venture from 1994 to 2001.

      Mr. Ratti was appointed senior vice president of LCL in March 2004. Mr. Ratti served as vice president, operations of LCL from 2003 until March 2004. Mr. Ratti served as vice president, mountain mines and engineering from 2001 until 2003 and prior thereto he held the position of vice president and general manager, engineering and operations of Luscar Ltd. from 1998 until 2001.

      Mr. Bell was appointed vice president, marketing of LCL in 2001. Mr. Bell served as vice president and general manager, international coking coal from 1998 until 2001.

      Mr. McClelland was appointed vice president, human resources of LCL in 2003. Mr. McClelland has served as vice president, human resources of Sherritt since 2000, prior to which he served as Sherritt's general manager, human resources.

      Mr. Danelesko was appointed vice president, capital projects and procurement of Sherritt in April 2004. Mr. Danelesko has also served as vice president, transition of LCL since 2003. Mr. Danelesko was appointed as a trustee of LCIF in 2001. He also served as vice president, business development of Sherritt from 1997 until April 2004.

      Please see "Executive Officers and Management Committee of LEP" above for information regarding Messrs. Maschmeyer, Waheed, Ingram, and Lalonde.

         CASH COMPENSATION OF EXECUTIVE OFFICERS, DIRECTORS AND TRUSTEES

      We paid the following amounts as cash compensation, including benefits, to our three executive officers during the year ended December 31, 2003. This table includes compensation paid to our former executive officers. We paid no compensation to the members of LEP's management committee, LCIF's board of trustees, or LCL's board of directors.

                         TRUSTEES
                            AND
                         DIRECTORS  SALARIES (1)    TOTAL
                         ---------  ------------  ----------
Executive officers         $  --    $ 1,288,773   $1,288,773
Trustees and Directors        --             --           --
                           -----    -----------   ----------
Total                      $  --    $ 1,288,773   $1,288,773
                           -----    -----------   ----------

Note:

(1) Includes salaries, cash bonuses and perquisite allowances paid to executive officers.

      During 2003, we provided $101,583 for pension, retirement or other similar benefits for our executive officers.

                          EMPLOYEES AND LABOR RELATIONS

      As of December 31, 2003, we had 1,590 employees, of which approximately 71% were employed under collective bargaining agreements with unions that represent the hourly workers at all of our mining operations except at Obed Mountain mine.

      We believe that our relationships with our employees and our unions are positive. The following is a summary of the collective bargaining agreements for the mines we operated during 2003:

                                                                           CONTRACT    CONTRACT      UNIONIZED
                                               UNION                        EXPIRY       TERM      EMPLOYEES (1)
---------------------------   ------------------------------------------   ---------   ---------   -------------
Boundary Dam / Bienfait       United Mine Workers of America Local 7606    30-Jun-06    3 years         316
Poplar River - Hourly         International Brotherhood of Electrical
                              Workers Local 2067                           30-Nov-04    3 years         126
Poplar River - Office Staff   Communications, Energy and Paperworkers
                              Union of Canada Local 649                    31-Mar-05    3 years           3
Paintearth / Sheerness        International Union of Operating Engineers
                              Local 955                                    31-Mar-06    3 years         147
Highvale                      United Steelworkers of America Local 1595    31-Mar-09    5 years         355
Coal Valley                   International Union of Operating Engineers
                              Local 955                                    28-Feb-09    5 years         113
Gregg River                   International Union of Operating Engineers
                              Local 955                                    30-Apr-05    1 year           13
Whitewood                     United Steelworkers of America Local 1595    30-Sep-05   46 months         62

Notes:

(1) As at December 31, 2003.

      During 2003, we successfully renewed two collective bargaining agreements, covering our hourly employees at the Boundary Dam/Bienfait and Paintearth/Sheerness mines. In addition, thus far in 2004, we have successfully renewed collective bargaining agreements with the hourly employees at the Coal Valley, Highvale and Gregg River mines.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                           OWNERSHIP OF CAPITAL STOCK

      In June 2001 Luscar Energy Partnership completed its acquisition of all of the outstanding securities of LCIF. Prior to this acquisition, LCIF had outstanding 90,700,000 trust units and $100 million of convertible debentures. Pursuant to a formal takeover bid under Canadian law, followed by a second-stage compulsory acquisition, LEP purchased all of the trust units of LCIF that it did not already own, for an aggregate consideration of approximately $240 million cash and 25 million restricted voting shares (now common shares) of Sherritt. LEP also acquired approximately $96 million principal amount of the convertible debentures of LCIF at 105% of par. The remaining convertible debentures of LCIF were redeemed by LCIF at 105% of par. As a result of these transactions, LCIF is wholly-owned by LEP. As a result of the acquisition and the provisions of a unanimous shareholders agreement between LCIF and Luscar Management Corporation, LCIF also acquired, for nominal consideration, all of our common shares, and we became wholly owned by LCIF.

      Luscar Energy Partnership is a general partnership under the laws of the Province of Ontario, Canada, of which the partners are special purpose, wholly-owned subsidiaries of Sherritt and Teachers. Each of the two partners holds a 50% economic interest in Luscar Energy Partnership.

      Sherritt International Corporation is a publicly traded company incorporated under the laws of New Brunswick, Canada. Its executive offices are located in Toronto, and its common shares (formerly known as restricted voting shares), which are its primary equity security, are traded on the Toronto Stock Exchange. Sherritt's authorized share capital consists of an unlimited number of common shares. As at December 31, 2003, there were 131,189,779 common shares outstanding. Previously, there were also 100 multiple voting shares outstanding, all of which were converted into common shares. To the knowledge of Sherritt, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the securities of Sherritt.

      Sherritt, with assets of over $2.3 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, in addition to its ownership interest in us, owns 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration business, development and production business with reserves in Cuba and elsewhere, and a power generation business, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in soybean-based food processing, agriculture and tourism businesses in Cuba.

      Ontario Teachers' Pension Plan Board is a corporation without share capital, established by the Teachers' Pension Act of the Province of Ontario. It administers the pension plan for approximately 155,000 current teachers and 93,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2003 exceeding $76 billion.

                           RELATED PARTY TRANSACTIONS

                              PARTNERSHIP AGREEMENT

      Luscar Energy Holdings Ltd., a wholly owned subsidiary of Sherritt, and OTPPB SCP Inc., a wholly owned subsidiary of Teachers, are parties to the LEP partnership agreement under which they hold 50% interests in LEP. LEP is a general partnership governed by the laws of Ontario. Under the terms of the partnership agreement, Sherritt and Teachers agreed to the transaction whereby they acquired LCL. Under the terms of the partnership agreement, a management committee manages LEP. Sherritt appoints three members to the management committee and Teachers appoints one member. Decisions of the management committee are made by majority action that must include, in every case, the approval of the Teachers appointee.

      Also pursuant to the partnership agreement, Sherritt and Teachers have entered into a more detailed partnership agreement embodying the terms set forth in the existing partnership agreement as described above, plus other terms to which the parties may agree.

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

                     RECLAMATION SECURITY SUPPORT AGREEMENT

      Sherritt and Teachers are parties to an agreement with LCL for a senior unsecured credit facility. This facility is available in respect of certain mine reclamation security obligations and will be joint and several obligations of Teachers and Sherritt. At LCL's request, Sherritt and Teachers will post or cause to be posted on our behalf the security required or, alternatively, will advance sufficient funds to us to permit us to post the required security as cash collateral. The facility is a two-year revolving credit facility, renewable for additional one-year periods at our option. The facility has been extended to October 10, 2004. The amount available under the facility is $50.0 million. Amounts outstanding under the facility bear interest at rates tied to short-term market interest rates in Canada and our ratio of debt to operating earnings before interest, taxes, depreciation and amortization. We paid to Sherritt and Teachers a commitment fee at the closing of the offering of the Senior Notes and we will pay them a standby fee thereafter.

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

                               MATERIAL CONTRACTS

                                  SENIOR NOTES

      The Senior Notes were issued in aggregate principal amount of U.S. $275,000,000 as a single series of securities under an indenture dated as of October 10, 2001 among Luscar Coal Ltd., as issuer, Luscar Energy Partnership, Luscar Coal Income Fund, Luscar Ltd. and 3718492 Coal Ltd., as guarantors, and Bank One Trust Company, N.A., as trustee. Interest on the Senior Notes accrues at the rate of 9.75% per annum and is payable in arrears on April 15 and October 15 of each year, commencing on April 15, 2002. The Senior Notes are LCL's general unsecured obligations, are pari passu in right of payment with any of our future indebtedness and are unconditionally guaranteed by LEP and all of its material subsidiaries other than LCL. Each guarantee of the Senior Notes is a general unsecured obligation of the guarantor and is pari passu in right of payment with any future senior indebtedness of that guarantor.

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

      The Senior Notes indenture requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. As of December 31, 2003, we were in compliance with the ratio covenants as well as all other covenants under the Senior Notes indenture.

      Additionally, the Senior Notes indenture restricts LCL's ability to declare or pay dividends or make other payments or distributions on account of LCL's equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the Senior Notes or the guarantees of the Senior Notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, LCL may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

      - LCL is not in default under the credit facility and the restricted payment would not cause a default;

      - LCL would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

      - the restricted payment, together with the aggregate amount of all other restricted payments made by LCL and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by LCL since the date of the indenture from the sale of equity interests or as a contribution to LCL's common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of LCL's investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

      Generally, LCL and the guarantors may not make any restricted payment, incur any debt, or issue any disqualified or preferred stock unless (i) after giving effect to the incurrence, the aggregate of the amount of debt and the gross proceeds from the issuance of the disqualified or preferred stock does not exceed $10,000,000 and (ii) the fixed charge coverage ratio for LCL's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which this additional debt is incurred or this disqualified or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional debt had been incurred or the disqualified or preferred stock or had been issued, as the case may be, at the beginning of the four-quarter period.

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

      - intercompany indebtedness and the issuance of any disqualified or preferred stock to LEP or any restricted subsidiary that is expressly subordinated to the prior payment in full in cash of all of LCL's and the guarantors' obligations;

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

      Under the terms of the Senior Notes indenture, neither LEP nor our subsidiaries LCL and LCIF may: (1) consolidate or merge with or into another person (whether or not LEP, LCL or LCIF are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of LEP, LCIF, LCL and LCL's restricted subsidiaries taken as a whole, in one or more related transactions, to another person; unless:

      (1) the surviving person or the person acquiring the assets is either:
      LEP, LCIF, LCL or a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

      (2) the surviving person or the person acquiring the assets assumes all of the obligations under the Senior Notes indenture;

      (3) immediately after the transaction no default or event of default exists; and

      (4) LEP or the person formed by or surviving the consolidation or merger (if other than LEP, LCIF or LCL), or to which the sale, assignment, transfer, conveyance or other disposition has been made:

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

      In addition, LEP, LCL and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between the guarantors and LCL or between the guarantors.

                             SENIOR CREDIT FACILITY

      Effective February 4, 2004 LEP, LCL and LL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115.0 million, subject to a borrowing base, which includes accounts receivable, coal inventory, a $25.0 million charge on a dragline, and a general assignment of LCL's assets. The facility is split into two tranches, the Reclamation LC facility and the Working Capital facility. Up to $65.0 million of reclamation letters of credit can be issued under the Reclamation LC facility. Under the Working Capital facility, up to $50.0 million in advances may be made, including up to $25.0 million in letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization (EBITDA). This facility replaces LEP's and LCL's $100.0 million senior credit agreement and SCAI's $15.0 million credit facilities that were due to expire on February 29, 2004.

      Luscar Ltd. is the borrower under the senior credit facility. The senior credit facility is guaranteed by the same entities that are guaranteeing the Senior Notes. The senior credit facility is secured by LCL's accounts receivable, coal inventory and a $25.0 million charge on a dragline.

      The terms of the senior credit facility were intended to be substantially similar to the terms of the indenture governing the Senior Notes. The following is a summary of the covenants in the senior credit facility. The senior credit facility contains typical affirmative and negative covenants and financial covenants. These covenants restrict our ability to incur liens and amend the indenture governing the Senior Notes without the consent of the lenders under the senior credit facility. The senior credit facility contains customary events of default, including upon a change of control.

      The senior credit facility requires us to maintain compliance with a number of financial ratios on a quarterly basis. The fixed charge coverage ratio, which is the ratio of consolidated cash flow to the fixed charges of LEP, must be greater than or equal to 2.0 to 1.0. Additionally, the current ratio, which is the ratio of current assets to current liabilities, must be greater than or equal to 1.0. As of December 31, 2003, we were in compliance with the ratio covenants as well as all other covenants under the senior credit facility.

      Additionally, the senior credit facility restricts our ability to declare or pay dividends or make other payments or distributions on account of our equity interests; to acquire or retire for value any of the equity interests of LEP or any parent of LEP; to make any payment of interest or principal on, to acquire or retire for value indebtedness that is subordinated to the Senior Notes or the guarantees of the Senior Notes, except a payment of interest or principal at its stated maturity or any payment on indebtedness otherwise permitted or to make any restricted investment. However, we may make "restricted payments" if, at the time of and after giving effect to the restricted payment:

      - LL is not in default under the credit facility and the restricted payment would not cause a default;

      - LL would, at the time of the restricted payment and after giving pro forma effect to the restricted payment as if the restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test set forth above; and

      - the restricted payment, together with the aggregate amount of all other restricted payments made by us and the guarantors after the date of the indenture, is less than the sum, without duplication, of 50% of our consolidated net income, plus 100% of the aggregate net cash proceeds received by us since the date of the indenture from the sale of equity interests or as a contribution to our common equity capital, plus any cash return of capital received from the sale of any restricted investment that was made after the date of the indenture, plus the fair market value of our investments in any unrestricted subsidiaries which are redesignated as restricted subsidiaries, plus $5.0 million.

      Generally, LL and the guarantors may not make any restricted payment, incur any debt, or issue any disqualified or preferred stock unless (i) after giving effect to the incurrence, the aggregate of the amount of debt and the gross proceeds from the issuance of the disqualified or preferred stock does not exceed $10.0 million and (ii) the fixed charge coverage ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which this additional debt is incurred or this disqualified or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional debt had been incurred or the disqualified or preferred stock or had been issued, as the case may be, at the beginning of the four-quarter period.

     However, the senior credit facility permits the following debt:

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

     Under the terms of the senior credit facility, neither LEP nor our subsidiaries LCL and LCIF may: (1) consolidate or merge with or into another person (whether or not LEP, LCL or LCIF are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of LEP, LCIF, LCL and their restricted subsidiaries taken as a whole, in one or more related transactions, to another person; unless:

     (1) the surviving person or the person acquiring the assets is either: LEP, LCIF, LCL or a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

     (2) the surviving person or the person acquiring the assets assumes all of the obligations under the Senior Notes indenture;

     (3) immediately after the transaction no default or event of default exists; and

     (4) LEP or the person formed by or surviving the consolidation or merger (if other than LEP, LCIF or LCL), or to which the sale, assignment, transfer, conveyance or other disposition has been made:

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

     In addition, LEP, LCL and LCIF may not lease all or substantially all of its properties or assets, in one or more related transactions, to any other person. However, this restriction does not apply to the disposition of assets between the guarantors and LCL or between the guarantors.

                           SASKPOWER PROMISSORY NOTES

     In connection with the development of mine-mouth operations at the Boundary Dam and Poplar River mines, Manalta issued two promissory notes to acquire assets from SaskPower. We acquired Manalta in 1998. The first promissory note had an aggregate principal amount of $45.0 million, an interest rate of 12.75% and matured in May 2003. This promissory note was secured by one of our draglines at the Boundary Dam mine. Up until maturity in May 2003, our annual interest payment was $5.7 million per year, and we had a sinking fund obligation requiring us to deposit $450,000 per year. Under the terms of our long-term coal supply contract related to the Boundary Dam mine, SaskPower directly reimbursed us for substantially all of each interest and sinking fund payment we made, resulting in a net cost to us of $500,000 per year. On May 18, 2003, the promissory note for $45.0 million at 12.75% was repaid. Under the terms of a coal supply agreement, the $21.4 million excess of the principal amounts over the sinking fund balance was recovered from our customer and included in other income in the second quarter.

     The second promissory note has an aggregate principal amount of $89.3 million, an interest rate of 9.625% and matures in December 2004. The 9.625% promissory note is secured by the Poplar River mine assets that were acquired by Manalta from SaskPower at the time the note was issued. Our annual interest payment is $8.6 million per year, and we have a sinking fund obligation requiring us to deposit $893,000 per year. Under the terms of our long-term coal supply contract related to the Poplar River mine, SaskPower directly reimburses us for substantially all of each interest and sinking fund payment we make, resulting in a net cost to us of $893,000 per year. As at December 31, 2003, the market value of the sinking fund was $47.3 million. Under the terms of the coal supply agreement, the projected $38 million excess of the principal amounts over the sinking fund balance is recoverable from the Crown Corporation and will be included in other income in 2004.

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

     Apart from the ICA, there are, at the date hereof, no other limitations imposed by Canadian law or the articles or by-laws of our company on the right of non-resident or foreign owners to hold or vote securities of our company. There are, at the date hereof, no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our company's securities except as discussed below under "Material U.S. Tax Consequences to U.S. Holders" and "Material Canadian Tax Consequences to U.S. Holders."

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

     INTEREST

     A U.S. Holder of a Senior Note will be required to report interest earned or accrued on the Senior Note (including any amounts required to be earned in accordance with the terms of the Senior Notes in respect of Canadian withholding taxes and any Canadian tax withheld) as ordinary interest income for U.S. federal income tax purposes in accordance with the U.S. Holder's method of tax accounting. Such income generally will be treated as foreign source passive income (or, in the case of certain U.S. Holders, financial services income) for foreign tax credit purposes. A U.S. Holder may generally claim either a deduction or, subject to certain limitations, a foreign tax credit, in respect of any foreign tax imposed on such interest payments for U.S. federal income tax purposes. The rules relating to foreign tax credits and the timing thereof are complex and U.S. Holders are urged to consult their tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

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

     DISPOSITION

     Upon the sale, exchange or retirement of a Senior Note, a U.S. Holder generally will recognize a gain or loss equal to the difference between the amount realized and the U.S. Holder's tax basis in the Senior Note. A U.S. Holder's tax basis in a Senior Note generally will be the holder's purchase price for the Senior Note increased by the amount of market discount, if any, that the U.S. Holder previously elected to include in income on an annual basis with respect to the Senior Note, and decreased by the amount of any amortizable bond premium applied to reduce interest on the Senior Note. A gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Senior Note will be a capital gain or loss (except to the extent attributable to accrued but unpaid interest which will be taxable as such). A capital gain recognized by a non-corporate U.S. Holder, including an individual, upon a disposition of a Senior Note that has been held for more than one year will generally be subject to tax at a maximum U.S. federal income rate of 15% or, in the case of a Senior Note that has been held for one year or less, will be subject to tax at ordinary income rates. Such gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

     BACKUP WITHHOLDING

     A U.S. Holder of a Senior Note may be subject to backup withholding at a rate of 28% (subject to phased-in reductions and potential increase in 2010) with respect to interest paid on the Senior Notes and proceeds from the sale, exchange, redemption or retirement of the Senior Note, unless such holder (a) is a corporation or falls within certain other exempt categories and, when required, demonstrates its exempt status or (b) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of a Senior Note who does not provide the Issuer with such holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

     Backup withholding tax is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

               MATERIAL CANADIAN TAX CONSEQUENCES TO U.S. HOLDERS

     The following are the principal Canadian federal income tax considerations generally applicable to a person (a "non-Canadian holder") who holds Senior Notes and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident and is not deemed to be resident in Canada, holds Senior Notes as capital property, deals at arm's length with LCL and does not use or hold and is not deemed to use or hold the Senior Notes in carrying on business in Canada. This discussion does not apply to financial institutions (as defined in the Canadian Tax Act) or to insurers that are not resident in Canada and carry on an insurance business in Canada and elsewhere.

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

     Under the Canadian Tax Act, any payments made by LCL to a non-Canadian holder of principal, interest (including Special Interest), and premium, if any, on the Senior Notes will be exempt from Canadian withholding tax.

     No other taxes on income (including taxable capital gains) will be payable by a non-Canadian holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of Senior Notes.

                              DOCUMENTS ON DISPLAY

     Documents referred to in this annual report on Form 20-F may be inspected without charge at the public reference facilities maintained by the U.S. Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such office upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

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

     As at December 31, 2003, we had the following outstanding fixed price commodity purchase arrangements representing a total commitment of $2.8 million for 2004:

     - natural gas purchase agreement at a fixed price for specified monthly quantities throughout the rest of 2004 at Coal Valley,

     - electricity purchase agreement at a fixed price for specified megawatts per hour until the end of 2004 for all of Luscar Ltd,

     - natural gas purchase agreement at a fixed price for quantities as required by the mine at Obed Mountain mine.

     Interest rate risk. Going forward, substantially all of our external borrowings will be fixed rate borrowings. As of December 31, 2003 we are no longer obligated under an interest rate swap for $100.0 million, which fixed our interest rate under our previous floating rate debt at 5.72% plus the applicable interest rate margin. As at December 31, 2002, the unrealized loss on the interest rate swap contract based on dealer quotes was $2.9 million. Because of the fixed interest rates under our new long-term debt structure, this interest rate swap no longer qualified as a hedge against floating interest rates. The unrealized loss was charged to earnings during the fourth quarter of 2001. During 2002 and 2003, all changes in the fair value of the interest rate swap contract were charged to earnings.

     Foreign currency risk. Most of our export coal revenue is sold under sales contracts denominated in United States dollars. In prior years, we entered into a forward sale agreement for a portion of our expected export revenue cash flows, all of which were fulfilled on or before December 31, 2002. We currently have no forward sale agreements for foreign currencies.

     We pay interest on the Senior Notes in United States dollars. Upon maturity in 2011, the principal amount of the Senior Notes will be payable in United States dollars. The estimated fair value of the Senior Notes as at December 31, 2003 was $388.5 million (2002 - $465.3 million), based on quoted market values.

     Gains and losses related to the translation of the Senior Notes are disclosed separately in the notes to the consolidated financial statements for both LEP and LCL. Gains and losses related to forward sales agreements, all of which expired on or before December 31, 2002, were included in revenue while other gains and losses from foreign currency fluctuations are included in other income.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

     Each of LEP and LCL has evaluated the effectiveness of the design and operation of its disclosure controls and procedures for the accurate and timely reporting of required information about it and its consolidated subsidiaries. Such evaluations were performed under the supervision of management, including the chief executive officer and chief financial officer, of each company. Each of LEP and LCL has concluded that its respective disclosure controls and procedures were effective as at December 31, 2003. Subsequent to March 31, 2003, we began to convert to a new information system. Our conversion procedures have been designed to maintain the integrity of our internal controls and, as of the date of this report, we believe that the conversion process has had no material adverse impact on our internal controls.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     The LEP audit committee does not currently include a financial expert as defined under the Sarbanes-Oxley Act of 2002 and the rules of the SEC. We believe the skills, experience and education of the Audit Committee members qualify them to carry out their duties as members of the Audit Committee. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16B CODE OF ETHICS

     LEP and LCL are in the process of finalizing a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. During 2005, it is our intention to adopt a code of ethics. In the meantime, we believe our chief executive officer, chief financial officer and other senior financial personnel act in an honest and ethical manner which results in full, fair, accurate, timely and understandable disclosure of financial information and compliance with applicable laws, rules and regulations.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table summarizes the fees charged by Deloitte & Touche LLP, our principal accountant, for certain services rendered to us during 2002 and 2003.

                                        YEAR ENDED          YEAR ENDED
                                       DECEMBER 31         DECEMBER 31
                                           2003                2002
                                       -----------         -----------
                                                (IN THOUSANDS)
Audit fees (1)                         $       765         $     1,214
Audit-related fees (2)                         217                 277
Tax fees (3)                                    26                  31
All other fees (4)                             147                  55
                                       -----------         -----------
Total                                  $     1,155         $     1,576
                                       ===========         ===========

Notes:

(1) "Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our interim and annual financial statements.

(2) "Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.

(3) "Tax fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4) "All other fees" means the aggregate fees billed in each of the fiscal years listed for products and services provided our principal auditor, other than the services reported under audit fees, audit-related fees and tax fees.

          Our Audit Committee approves all audit services and permitted non-audit services provided to us by our independent accountants. We have not approved any non-audit services on the basis of de-minimis exceptions.

PART III

ITEM 17 FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 FINANCIAL STATEMENTS

     The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

LUSCAR ENERGY PARTNERSHIP
  CONSOLIDATED FINANCIAL STATEMENTS

     Report of Independent Registered Chartered Accountants
     Consolidated balance sheets
     Consolidated statements of earnings and partners' equity
     Consolidated statements of cash flows
     Notes to consolidated financial statements

LUSCAR COAL LTD.
  CONSOLIDATED FINANCIAL STATEMENTS

     Report of Independent Registered Chartered Accountants
     Consolidated balance sheets
     Consolidated statements of earnings and deficit
     Consolidated statements of cash flows
     Notes to consolidated financial statements

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

    7.1        Statement regarding Computation of Ratios

    8.1        List of Subsidiaries of the Registrant

   10.1        Certification of Luscar Coal Ltd. Chief Executive Officer and
               Chief Financial Officer pursuant to 18 U.S.C. Section 1350

   10.2        Sworn Written Statement of Luscar Coal Ltd. Chief Executive
               Officer

   10.3        Sworn Written Statement of Luscar Coal Ltd. Chief Financial
               Officer

   10.4        Certification of Luscar Energy Partnership Chief Executive
               Officer and Chief Financial Officer pursuant to 18 U.S.C. Section
               1350

   10.5        Sworn Written Statement of Luscar Energy Partnership Chief
               Executive Officer

   10.6        Sworn Written Statement of Luscar Energy Partnership Chief
               Financial Officer

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          LUSCAR ENERGY PARTNERSHIP

                                          By:    /S/ Jowdat Waheed
                                                 ------------------------------
Date: June 29, 2004                       Name:  Jowdat Waheed
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          LUSCAR COAL LTD.

                                          By:    /S/ Garnet Clark
                                                 -------------------------------
Date: June 29, 2004                       Name:  Garnet Clark
                                          Title: Vice President, Finance
                                                 and Chief Financial Officer

                          INDEX TO FINANCIAL STATEMENTS

LUSCAR ENERGY PARTNERSHIP
    CONSOLIDATED FINANCIAL STATEMENTS
         Report of Independent Registered Chartered Accountants              F-4
         Consolidated balance sheets                                         F-5
         Consolidated statements of earnings and partners' equity            F-6
         Consolidated statements of cash flows                               F-7
         Notes to consolidated financial statements                          F-8

LUSCAR COAL LTD.
    CONSOLIDATED FINANCIAL STATEMENTS
         Report of Independent Registered Chartered Accountants             F-49
         Consolidated balance sheets                                        F-50
         Consolidated statements of earnings and deficit                    F-51
         Consolidated statements of cash flows                              F-52
         Notes to consolidated financial statements                         F-53

                      (This page intentionally left blank)

CONSOLIDATED FINANCIAL STATEMENTS OF

LUSCAR ENERGY PARTNERSHIP

DECEMBER 31, 2003, 2002 AND 2001

             REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of
Luscar Energy Partnership

      We have audited the consolidated balance sheets of Luscar Energy Partnership as at December 31, 2003 and 2002 and the consolidated statements of earnings and partners' equity and cash flows for the years ended December 31, 2003 and 2002 and the period from May 11, 2001 to December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the period from May 11, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada
February 9, 2004 except as to Note 27(c) which is as of June 18, 2004

Deloitte & Touche LLP
Registered Chartered Accountants

            COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

      The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements such as those described in Note 3 to the financial statements of Luscar Energy Partnership. Our report to the Partners of Luscar Energy Partnership, dated February 9, 2004 except as to Note 27(c) which is as of June 18, 2004, is expressed in accordance with Canadian assurance standards, which do not require a reference to such changes in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

Edmonton, Canada

February 9, 2004 except as to Note 27(c) which is as of June 18, 2004

Deloitte & Touche LLP
Registered Chartered Accountants

LUSCAR ENERGY PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS

                                                           AS AT        AS AT
                                                        DECEMBER 31   DECEMBER 31
       (in thousands of Canadian dollars)                  2003          2002
                                                        -----------   -----------
ASSETS
CURRENT
      Cash and cash equivalents                         $    21,750   $    73,713
      Accounts receivable                                    62,087        61,992
      Income taxes recoverable                                1,096         1,755
      Inventories [note 6]                                   43,816        86,072
      Overburden removal costs                                4,199        29,404
      Prepaid expenses                                        2,073         4,354
                                                        -----------   -----------
                                                            135,021       257,290
Capital assets [note 7]                                   1,397,382     1,282,717
Accrued pension assets [note 8]                                   -         1,245
Other assets [note 10]                                       27,704        24,652
                                                        -----------   -----------
                                                        $ 1,560,107   $ 1,565,904
                                                        ===========   ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
      Credit facility                                   $    12,000   $         -
      Trade accounts payable and accrued charges             39,286        36,987
      Accrued interest payable                                7,219         8,824
      Accrued payroll and employee benefits                  10,332         8,879
      Due to related parties [note 17]                        1,236             -
      Income taxes payable                                    2,472         1,421
      Current portions of
            Long-term debt [note 11]                         46,342        24,837
            Financial instruments [note 21]                       -         2,941
            Accrued reclamation costs [note 12]              15,856        17,392
            Future income taxes [note 16]                     1,438         3,335
                                                        -----------   -----------
                                                            136,181       104,616
Accrued pension obligations [note 8]                          4,956             -
Long-term debt [note 11]                                    365,934       484,780
Accrued reclamation costs [note 12]                          25,496        28,052
Future income taxes [note 16]                               368,453       419,293
                                                        -----------   -----------
                                                            901,020     1,036,741
PARTNERS' EQUITY
      Partners' equity                                      659,087       529,163
                                                        -----------   -----------
                                                        $ 1,560,107   $ 1,565,904
                                                        ===========   ===========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

            CONSOLIDATED STATEMENTS OF EARNINGS AND PARTNERS' EQUITY

                                                            YEAR ENDED   YEAR ENDED   PERIOD ENDED
                                                            DECEMBER 31  DECEMBER 31  DECEMBER 31
           (in thousands of Canadian dollars)                  2003         2002          2001
                                                            -----------  -----------  ------------
REVENUE                                                     $  376,060   $  443,067    $ 298,120
EXPENSES AND OTHER INCOME
   Cost of sales                                               283,971      328,618      209,402
   Selling, general and administrative expenses                 23,587       13,149        7,067
   Depreciation and amortization                                90,641       82,880       51,753
   Foreign currency translation (gain) loss [note 13]          (79,433)      (4,021)       8,415
   Interest expense [note 14]                                   46,488       52,716       31,466
   Other income [note 15]                                      (20,900)      (9,376)      (1,751)
                                                            ----------   ----------    ---------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES         31,706      (20,899)      (8,232)
Income tax recovery [note 16]                                  (62,351)     (50,055)     (27,142)
                                                            ----------   ----------    ---------
NET EARNINGS FROM CONTINUING OPERATIONS                         94,057       29,156       18,910
Discontinued operations [note 5]                                19,868        3,044        3,340
                                                            ----------   ----------    ---------
NET EARNINGS FOR THE YEAR                                      113,925       32,200       22,250
Partners' equity, beginning of period                          529,163      496,963      474,713
Distribution to partners                                       (33,962)           -            -
Net equity contribution from acquisition of SCAI [note 4]       49,961            -            -
                                                            ----------   ----------    ---------
PARTNERS' EQUITY, END OF PERIOD                             $  659,087   $  529,163    $ 496,963
                                                            ==========   ==========    =========

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          YEAR ENDED   YEAR ENDED   PERIOD ENDED
                                                          DECEMBER 31  DECEMBER 31  DECEMBER 31
                                                             2003         2002          2001
                                                          ----------   -----------  ------------
         (in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period                               $  113,925   $   32,200    $  22,250
Non-cash items:
   Depreciation and amortization                              91,600       90,064       57,000
   Future income taxes [note 16]                             (57,796)     (48,994)     (25,772)
   Foreign currency translation loss (gain) [note 13]        (77,330)      (3,453)       8,401
   Gain on disposal of capital assets                        (26,154)      (1,242)      (1,714)
   Pension expense in excess of funding                        5,493        4,439            -
   Accrued reclamation costs                                  (1,522)      (6,401)      (4,977)
   Financial instruments                                        (239)      (4,206)          63
   Interest income earned on sinking funds                    (3,689)      (4,215)      (3,862)
   Other                                                         445            6            -
Change in non-cash working capital [note 20]                  46,284       10,388      (20,383)
                                                          ----------   ----------    ---------
                                                              91,017       68,586       31,006
                                                          ----------   ----------    ---------
INVESTING ACTIVITIES

Capital asset purchases                                      (25,005)     (51,035)     (16,605)
Sherritt Coal Acquisition Inc. asset transfer [note 4]       (70,000)           -            -
Promissory notes of LCL acquired from partners [note 4]     (298,605)           -            -
Credit facility acquired [note 4]                            (12,000)           -            -
Cash acquired [note 4]                                         1,356            -            -
Proceeds on disposal of capital assets                         1,068        1,894           32
Investment in Luscar Coal Income Fund                              -            -     (351,193)
Other investments                                              4,279       (1,096)      (1,242)
                                                          ----------   ----------    ---------
                                                            (398,907)     (50,237)    (369,008)
                                                          ----------   ----------    ---------
FINANCING ACTIVITIES
Operating line of credit                                      12,000            -      (29,825)
Financial instruments                                         (2,702)           -            -
Deferred financing costs incurred                                  -       (1,640)     (16,957)
Long-term debt issued                                            712            -      429,660
Repayments of long-term debt                                 (24,038)      (3,095)    (341,768)
Distribution to partners                                     (27,000)           -            -
Equity contribution from partners [note 4]                   298,605            -      357,209
                                                          ----------   ----------    ---------
                                                             257,577       (4,735)     398,319
                                                          ----------   ----------    ---------

Change in cash position                                      (50,313)      13,614       60,317
Foreign currency translation loss (gain) [note 13]            (1,650)        (232)          14
Cash position, beginning of year                              73,713       60,331            -
                                                          ----------   ----------    ---------
Cash position, end of year                                $   21,750   $   73,713    $  60,331
                                                          ==========   ==========    =========

Interest paid                                             $   49,486   $   62,663    $  37,619
Income taxes paid                                         $    1,972   $    2,159    $     855

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

1.    ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

      Luscar Energy Partnership ("LEP") was formed on February 20, 2001, as a general partnership under the laws of the Province of Ontario. At its inception, LEP was named "Sherritt Coal Partnership". OTPPB SCP Inc. ("OTPPB"), a subsidiary of the Ontario Teachers' Pension Plan Board ("Teachers"), and Luscar Energy Holdings Ltd., a subsidiary of Sherritt International Corporation ("Sherritt") each own 50 percent of the general partnership interests in LEP, either directly or indirectly. Profits and losses of LEP are allocated to or borne by the partners according to their respective partnership interests. On August 9, 2001, LEP changed its name to "Luscar Energy Partnership".

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

      On October 17, 2003 LCL acquired thermal coal assets through the acquisition of the shares of Sherritt Coal Acquisition Inc ("SCAI"), a subsidiary of Sherritt Coal Partnership II ("SCPII"), by Luscar Coal Ltd ("LCL"). LEP, LCL, SCAI, and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. The acquisition by LCL, effected by an internal reorganization among all these entities and their subsidiaries, involved a distribution by LCL to Sherritt and Teachers of approximately 3.0 million units of Fording Canadian Coal Trust ("FCCT") formerly held by LCL and $70.0 million in cash. The remaining portion of the acquisition was effected through an equity investment by Sherritt and Teachers in LEP.

      The consolidated statements of earnings and partners' equity and cash flows are for the year ended December 31, 2003 with comparative figures for the year ended December 31, 2002 and period ended December 31, 2001. LEP had no operations prior to the acquisition of LCIF on May 11, 2001.

2.    SIGNIFICANT ACCOUNTING POLICIES

      LEP prepares its financial statements following Canadian generally accepted accounting principles. As described in Note 22, these principles differ in certain respects from generally accepted accounting principles in the United States of America. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the notes, should be considered an integral part of the financial statements.

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of LEP and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method, whereby consolidation accounts include LEP's share of joint venture assets, liabilities, revenues, expenses and cash flows.

USE OF ESTIMATES

      In preparing LEP's financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent liabilities at the date of the financial

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

REVENUE RECOGNITION

      Revenue is recognized when title to the coal passes to the customer. For domestic coal sales to power generating utility customers, this occurs when the coal is delivered to the generating station; for other domestic customers, this occurs when the coal is loaded at the mine. For export coal sales, this occurs when coal is loaded onto marine vessels at terminal locations. Royalty revenues are recognized when earned.

CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include cash on hand and in banks as well as all liquid short-term securities with original maturities of three months or less.

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

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Mining properties               3 - 40 years
      Plant and buildings             5 - 40 years
      Equipment                       3 - 35 years
      Intangibles                     5 - 25 years

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

      The carrying values of mining properties and intangibles are periodically reviewed using projected undiscounted cash flows and any resulting write-downs are charged to earnings at the time of determination.

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

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

FINANCIAL INSTRUMENTS

      Unless otherwise disclosed, the fair value of financial instruments approximates the carrying value of these financial statements.

Currency Risk

Forward currency exchange contracts were utilized to manage the risk associated with future revenue flows denominated in United States dollars. Revenue matched to such forward currency exchange contracts was recorded at the related contract exchange rates in the period the contracts were settled. In 2001 and 2002 foreign exchange contracts were used to partially offset the foreign exchange fluctuations on United States dollar denominated sales. In 2003, LEP is exposed to foreign exchange fluctuations on its United States dollar denominated sales and interest expense on its Senior Notes.

Credit Risk

      The Company provides credit to its customers in the normal course of operation. Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export programs or secured by letters of credit.

Interest Rate Risk

      The long-term debt bears fixed interest rates and consequently, the cash flow exposure is not significant.

DERIVATIVE FINANCIAL INSTRUMENTS

      LEP generally does not enter into derivative financial instruments for foreign currency, interest and energy. LEP had assumed certain derivative financial instruments as part of its acquisition of LCIF effective May 11, 2001, but they matured in December 2003 (see note 21).

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

3.    CHANGES IN ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      CICA Handbook Section 1100, Generally Accepted Accounting Principles, was issued in October 2003, and is effective for fiscal years beginning January 1, 2004. The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of this section is not expected to have a material impact on the financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

      In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal years beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand LEP's financial statements. This standard was reflected in the consolidated financial statements.

HEDGING RELATIONSHIPS

      In 2003, the CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting but does not specify hedge accounting methods. This guidance is applicable to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. The implementation of this Guideline did not materially change the accounting policies in use and as a result, it did not have an impact on the financial statements. Likewise, EIC Abstract 128, Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments, requires most freestanding derivative financial instruments that do not qualify for hedge accounting under Accounting Guideline 13, to be recognized on the balance sheet at fair value. The adoption of this Abstract did not have a material impact on the financial statements.

DISCLOSURE OF GUARANTEES

      During 2003, LEP adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This new policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantees are disclosed in these financial statements in note 24.

IMPAIRMENT AND DISPOSAL OF LONG LIVED ASSETS AND DISCONTINUED OPERATIONS

      In 2002, the CICA issued Section 3063, Impairment of Long-lived Assets, and Section 3475, Disposal of Long Lived Assets and Discontinued Operations, to harmonize with Statement of Financial Accounting Standard No. 144. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 applies to disposal activities initiated by an enterprise's commitment on or after May 1, 2003 and establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. The adoption of these sections is not expected to have an impact on the financial statements.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

4.    ACQUISITION

      On October 17, 2003 LCL acquired 100% of the shares of Sherritt Coal Acquisition Inc. (SCAI) a wholly owned subsidiary of Sherritt Coal Partnership II (SCPII). LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. The sale was completed for total consideration of $455,000. The transaction has been recorded in the financial statements at the net asset carrying amount of $208,838. The difference of $246,162 between the consideration paid and the carrying value of the assets received is considered an equity distribution and is charged to equity in the current year. Subsequent to the purchase of SCAI, Sherritt and Teachers made a cash equity contribution to LEP of $298,605, which was used to acquire the promissory notes due from LCL.

      Independent valuators provided an opinion that the transaction was fair from a financial point of view to the holders of LCL's 9.75% senior notes based upon and subject to, amongst other things, the scope of their review and limitations and assumptions as outlined in their opinion letter and an indemnity in certain circumstances. The opinion was one factor among many that the management committee of LEP considered in contemplation of the transaction.

The assigned fair values of the underlying net assets acquired are summarized as follows:

ACQUISITION FUNDING AND COST
Cash                                                                         $  70,000
Fording Canadian Coal Trust (FCCT) units                                        86,395
Promissory notes                                                               298,605
                                                                             ---------
                                                                               455,000
                                                                             ---------
IDENTIFIABLE NET ASSETS ACQUIRED
Capital assets                                                                 228,264
Working capital                                                                  2,831
Cash                                                                             1,356
Short-term debt                                                                (12,000)
Long-term debt                                                                  (6,043)
Future income taxes                                                             (5,570)
                                                                             ---------
                                                                               208,838
                                                                             ---------
Consideration less net assets acquired                                         246,162
Equity impact from disposal of FCCT units, net of applicable taxes of $553       2,482
Less equity contribution from partners                                        (298,605)
                                                                             ---------
Net equity contribution                                                      $ (49,961)
                                                                             =========

5.    DISCONTINUED OPERATIONS

      During the first quarter of 2003, LCL exchanged its metallurgical coal assets and port facilities for units in the FCCT. LCL received 2,979,000 units of the trust and affiliates of Sherritt and Teachers received 221,000 units of the trust for a total value of $100,801 in exchange for these assets. LCL received $16,156 related to the estimate of working capital for the metallurgical assets. A gain of $18,550, net of taxes of $7,065 and selling expenses of $744, was recorded on the disposal.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The results of discontinued operations are as follows:

                                     YEAR ENDED   YEAR ENDED   PERIOD ENDED
                                     DECEMBER 31  DECEMBER 31  DECEMBER 31
                                        2003         2002          2001
                                     -----------  -----------  ------------
Net income                             $ 1,318      $ 3,044       $ 3,340
Gain on sale of assets (see below)      18,550            -             -
                                       -------      -------       -------
                                       $19,868      $ 3,044       $ 3,340
                                       =======      =======       =======

      In 2003, income from the metallurgical assets for the period prior to the sale was $1,318 net of taxes of $938. During the same period revenues were $29,258.

      The carrying values of the assets and liabilities related to the discontinued operations were as follows:

                                                   AS AT        AS AT
                                                FEBRUARY 28  DECEMBER 31
                                                   2003         2002
                                                -----------  ------------
Accounts receivable                             $    2,653    $   17,823
Inventories                                         24,594        30,054
Overburden removal costs                            23,827        22,202
Capital assets                                      48,072        48,662
Other assets                                         1,823         1,645
                                                ----------    ----------
Total assets                                       100,969       120,386
                                                ----------    ----------

Bank overdraft                                       1,020           508
Accounts payable and accrued charges                12,473        12,352
Accrued reclamation liability                       10,406        10,327
Capital leases                                       2,189         2,323
Other liabilities                                    1,267         1,147
                                                ----------    ----------
Total liabilities                                   27,355        26,657
                                                ----------    ----------
Net assets related to discontinued operations   $   73,614    $   93,729
                                                ==========    ==========

GAIN ON SALE OF ASSETS
Proceeds                                        $  100,801
Overburden removal costs                           (23,827)
Capital assets                                     (48,072)
Other assets                                        (1,823)
Accrued reclamation liability                       10,406
Capital leases                                       2,189
Other liabilities                                    1,267
Liabilities retained by LEP                        (14,582)
Taxes                                               (7,065)
Selling expenses                                      (744)
                                                ----------
Gain on sale of assets                          $   18,550
                                                ==========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Under the terms and conditions of the sale agreement, LEP retained liabilities relating to severance, unfunded pension plans, and accrued reclamation costs in total of $14,582.

      Net cash flows relating to the discontinued operations presented on the statements of cash flows are detailed as follows:

                                                YEAR ENDED   YEAR ENDED   PERIOD ENDED
                                                DECEMBER 31  DECEMBER 31  DECEMBER 31
                                                   2003         2002         2001
                                                -----------  -----------  ------------
Operating activities                             $ 21,689     $  2,236     $ (92,166)
Investing activities                                 (313)      (3,667)       (3,666)
Financing activities                              (21,889)       1,204             -
                                                 --------     --------     ---------
Cash flows related to discontinued operations    $   (513)    $   (227)    $ (95,832)
                                                 ========     ========     =========

6.    INVENTORIES

                                AS AT        AS AT
                             DECEMBER 31  DECEMBER 31
                                2003         2002
                             -----------  -----------
Coal at mine                   $20,821      $38,976
Coal at port                       933       16,557
Mine supplies                   22,062       30,539
                               -------      -------
                               $43,816      $86,072
                               =======      =======

7.    CAPITAL ASSETS

                                   AS AT DECEMBER 31, 2003     AS AT DECEMBER 31, 2002
                                  -------------------------   -------------------------
                                               ACCUMULATED                 ACCUMULATED
                                               DEPRECIATION                DEPRECIATION
                                                   AND                          AND
                                    COST       AMORTIZATION      COST      AMORTIZATION
                                  ----------   ------------   ----------   ------------
Producing mining properties       $1,010,604    $   66,697    $1,054,044    $   94,336
Plant and buildings                   31,210         2,123        45,839         8,652
Equipment                            288,135        13,269       287,337        12,867
Equipment under capital lease          9,987           528         8,733         2,171
Non-producing mining properties        4,280             -        14,008         9,218
Intangible assets                    136,474           691             -             -
                                  ----------    ----------    ----------    ----------
                                  $1,480,690    $   83,308    $1,409,961    $  127,244
                                  ----------    ----------    ----------    ----------
Net book value                           $1,397,382                 $1,282,717
                                         ==========                 ==========

      As part of the disposition of the metallurgical assets to FCCT on February 28, 2003 (as described in note 5), capital assets with a total net book value of $48,072 (cost of $206,890 and accumulated amortization of $158,818)

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

were removed from the above balances. In the SCAI acquisition (as described in note 4), capital assets with a net book value of $228,264 were acquired (including the $136,474 in royalties that are treated as intangible assets).

      Depreciation and amortization of tangible assets provided in the accounts for the year ended December 31, 2003 amounted to $89,164 (2002 - $87,631 and 2001 - $56,244).

      Amortization of intangible assets provided in the accounts for the year ended December 31, 2003 amounted to $691 (2002 - nil and 2001 - nil). Estimated cumulative amortization of intangibles over the next five years is $29,093. There is no residual value associated with the intangible assets. The weighted average amortization period is 23 years.

8.    PENSION

      LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP provides no other retirement or post-employment benefits.

      The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans:

                                                          AS AT          AS AT         AS AT
                                                       DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                          2003           2002           2001
                                                      -------------  -------------  ------------
Expected long-term rate of return on plan assets              7.00%          7.00%    7.00-7.50%
Discount rate on pension obligations                          6.25%          7.00%    7.00-7.50%
Rate of compensation increases                           3.50-4.50%     3.50-4.50%    3.50-4.50%
Average remaining service period of active employees  13 - 22 years  10 - 15 years  4 - 15 years

      The long-term rate of return on plan assets assumption is based on a mix of historical market returns from debt and equity securities.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      LEP's net pension plan expense is as follows:

                                                      YEAR ENDED    YEAR ENDED  PERIOD ENDED
                                                      DECEMBER 31  DECEMBER 31  DECEMBER 31
                                                         2003          2002         2001
                                                      -----------  -----------  ------------
Current service cost - defined benefit                 $  1,958     $  1,577     $   1,374
                     - defined contribution               4,399        6,133         3,597
Interest cost                                             3,321        3,362         2,338
Expected return on plan assets                           (2,918)      (3,822)       (2,567)
Amortization of net actuarial (gain) loss                (1,753)          24             -
Amortization of net transitional obligation                   -          687             -
Loss on plan settlement                                   1,229            -         2,672
Provision for loss on plan transfer                           -        3,541             -
Increase in valuation allowance at end of year              769          223           931
                                                       --------     --------     ---------
Net pension plan expense                               $  7,005     $ 11,725     $   8,345
                                                       ========     ========     =========

      Information about LEP's defined benefit pension plans, in aggregate, is as follows:

                                                 YEAR ENDED   YEAR ENDED   PERIOD ENDED
                                                 DECEMBER 31  DECEMBER 31  DECEMBER 31
                                                    2003         2002          2001
                                                 -----------  -----------  ------------
Accrued benefit obligation
Balance, beginning of year                        $ 52,683     $ 47,228     $  49,880
Current service costs                                1,958        1,577         1,374
Interest cost                                        3,321        3,362         2,338
Benefits paid                                       (1,492)      (1,565)       (6,834)
Actuarial loss                                       2,294        2,081           414
Acquisitions, settlements and curtailments          (1,522)           -            56
                                                  --------     --------     ---------
Balance, end of period                              57,242       52,683        47,228
                                                  --------     --------     ---------
Plan assets
Fair value, beginning of year                       47,929       55,150        56,019
Actuarial return on plan assets                      5,186       (6,137)        4,283
Employer contributions                                 750          481         1,626
Benefits paid                                       (1,493)      (1,565)       (6,834)
Acquisitions, settlements and curtailments          (2,775)           -            56
                                                  --------     --------     ---------
Fair value, end of period                           49,597       47,929        55,150
                                                  --------     --------     ---------
Funded status - deficit                             (7,645)      (4,754)        7,922
Unamortized net actuarial loss                       4,612        7,153        (1,306)
                                                  --------     --------     ---------
Accrued benefit pension (obligation) asset          (3,033)       2,399         6,616
Valuation allowance                                 (1,923)      (1,154)         (931)
                                                  --------     --------     ---------
Net accrued benefit pension (obligation) asset    $ (4,956)    $  1,245     $   5,685
                                                  ========     ========     =========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Our most recent funding valuations were prepared as of February 28, 2003 and December 31, 2002 on the majority of the plan assets and benefit obligations.

      Included in the above are individual defined benefit pension plans with accrued benefit obligations in excess of the fair value of plan assets as follows:

                                               YEAR ENDED        YEAR ENDED
                                               DECEMBER 31      DECEMBER 31
                                                  2003              2002
                                               -----------      -----------
Accrued benefit obligations                    $    44,106      $    37,620
Fair value of plan assets                           33,109           29,421
                                               -----------      -----------
Funded status - deficit                        $    10,997      $     8,199
                                               ===========      ===========

      Approximate asset allocations, by asset category, of LEP's significant pension plans were as follows:

                                                  AS AT            AS AT
                                               DECEMBER 31      DECEMBER 31
                                                  2003              2002
                                               -----------      -----------
Equity Securities                                  74%              69%
Debt Securities                                    23%              29%
Other                                               3%               2%
                                                  ---              ---
                                                  100%             100%
                                                  ---              ---

      Our investment policy is to ensure that any funds available for investment as part of our defined benefit plans are invested in a prudent manner, which will provide reasonable investment returns for the beneficiaries of the funds given full consideration of the desired level of risk to be taken on the investment of the funds. The investment portfolio contains a diversified blend of equity and fixed income investments. Investment funds are managed by external fund managers based on policies mandated by our Pension Committee and approved by our Management Committee. Allowable and prohibited investment types are also prescribed in Luscar's investment policy.

      Approximately $2,085 is expected to be contributed by LEP to the pension plans during 2004.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

9.    EMPLOYEE TERMINATION BENEFITS

      The information provided below relates to provisions for employee terminations made by LEP.

                                      NUMBER OF
                                      EMPLOYEES          AMOUNT
                                      ---------         --------
Balance, May 11, 2001                    371            $  4,841
Paid during 2001                         (11)                (94)
Adjustments during 2001                  (92)             (1,900)
                                        ----            --------
Balance, December 31, 2001               268            $  2,847
Paid during 2002                         (86)             (2,184)
Accrued during 2002                       75               1,645
                                        ----            --------
Balance, December 31, 2002               257            $  2,308
Paid during 2003                        (216)            (15,003)
Accrued during 2003                      197              16,814
                                        ----            --------
Balance, December 31, 2003               238            $  4,119
                                        ====            ========

      During 2003, employee termination provisions for Luscar mine were updated to reflect liabilities retained during the sale of the metallurgical assets. To enhance the profitability of the thermal coal business, further organizational changes occurred resulting in an additional provision of $10,000 that was paid during 2003. A new provision of $5,000 was established and paid as operations at Obed mine were temporarily suspended The remaining $4,119 termination provision related to Luscar mine is expected to be paid in full by February 2005. Severance costs were reported in operating costs, selling, general and administrative expenses and discontinued operations.

10.   OTHER ASSETS

                                                                   AS AT               AS AT
                                                                DECEMBER 31         DECEMBER 31
                                                                   2003                 2002
                                                                ------------        -----------
Deferred financing costs, net of accumulated amortization       $    15,469         $    17,896
Investments and other assets                                         12,235               6,756
                                                                -----------        ------------
                                                                $    27,704         $    24,652
                                                                ===========        ============

      Deferred financing costs are amortized over the term of the related financing. For the year ended December 31, 2003, amortization in the amount of $2,436 (2002 - $2,433 and 2001 - $756) has been provided against deferred financing costs.

      Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

11.   LONG-TERM DEBT

                                                                              AS AT             AS AT
                                                                           DECEMBER 31       DECEMBER 31
                                                                              2003               2002
                                                                           -----------       -----------
Senior notes, at issue date                                                 $ 429,660         $ 429,660
Cumulative foreign currency translation (gain) loss since issue date          (74,250)            4,730
                                                                            ---------         ---------
Senior notes, at balance sheet date                                           355,410           434,390
                                                                            ---------         ---------

12.75% promissory note, due May 18, 2003                                            -            45,000
Less sinking fund                                                                   -           (22,930)
                                                                            ---------         ---------
                                                                                    -            22,070
                                                                            ---------         ---------

9.625% promissory note, due December 30, 2004                                  89,300            89,300
Less sinking fund                                                             (46,191)          (41,999)
                                                                            ---------         ---------
                                                                               43,109            47,301
                                                                            ---------         ---------

Capital lease obligations                                                       8,957             5,856
                                                                            ---------         ---------

Due to FCCT                                                                     4,800                 -
                                                                            ---------         ---------

Long-term debt                                                                412,276           509,617
Current portion of long-term debt                                             (46,342)          (24,837)
                                                                            ---------         ---------
                                                                            $ 365,934         $ 484,780
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

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

      The estimated fair value of the Senior Notes as at December 31, 2003 was $388,540 (2002 - $465,319), based on quoted market values.

SENIOR CREDIT AGREEMENT

      The Senior Credit Agreement with a syndicate of Canadian chartered banks consists of a revolving 364-day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base which includes accounts receivable, coal inventories and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins which range from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before depreciation and amortization (EBITDA). To date, there have been no cash advances made under this facility and $60,549 of letters of credit, providing reclamation security, have been issued. In November 2003, the senior credit agreement was extended until February 29, 2004 under the same terms and conditions and then replaced on February 4, 2004 (see Note 27 - Subsequent Events).

      Effective October 17, 2003, as a result of the acquisition of the new thermal assets, LEP and LCL assumed SCAI's senior credit agreement with a Canadian chartered bank consisting of a 364 day operating credit facility that permits maximum aggregate borrowings of $15,000, guaranteed by a partner of LEP. As of December 31, 2003, $12,000 has been drawn against this facility. In November 2003, this facility was extended until February 29, 2004 under the same terms and conditions and then replaced on February 4, 2004 (see Note 27 - Subsequent Events).

PROMISSORY NOTES

      The promissory notes were issued to finance the acquisition of a dragline at the Boundary Dam mine and the assets, rights and agreements related to the Poplar River mine in conjunction with long-term coal supply agreements with a Crown corporation. A chattel mortgage on the dragline secures the 12.75% promissory note and the assets, rights and agreements related to the Poplar River mine secure the 9.625% promissory note. The promissory notes and the acquired assets are integral to the coal supply agreements and amounts paid to LEP for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory notes. At maturity, LEP is obligated to repay the promissory notes, net of related sinking funds. Under the provisions of the coal supply agreements, the Crown Corporation will immediately reimburse LEP for the repayment as a component of the coal price. LEP is required to make annual sinking fund

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

payments of $893 on the 9.625% promissory note and was required to make annual sinking fund payments of $450 on the 12.75% promissory note until repayment as described below.

      The sinking funds, which are held by the note trustee as collateral for the promissory notes, are primarily invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at December 31, 2003 and December 31, 2002 were $47,316 and $70,267, respectively.

      On May 18, 2003, the promissory note for $45,000 at 12.75% was repaid. Under the terms of a coal supply agreement, the $21,379 excess of the principal amounts over the sinking fund balance was recovered from our customer and included in other income in the second quarter of 2003.

      On December 30, 2004, the promissory note for $89,300 at 9.625% becomes due and payable. Under the terms of a coal supply agreement, the projected $39,275 excess of the principal amounts over the sinking fund balance is recoverable from the Crown Corporation and will be included in other income in 2004. At December 31, 2003, the $43,109 excess of the principal amount over the sinking fund balance is included in the current portion of long-term debt.

CAPITAL LEASE OBLIGATIONS

      Obligations under capital leases on specific mining equipment bear interest at rates ranging from 5.06% to 6.59%. These capital leases mature between 2004 and 2008 and are repayable by blended monthly payments of principal and interest.

DUE TO FORDING CANADIAN COAL TRUST

      Amounts due to FCCT relate primarily to obligations under the Line Creek defined benefit pension plans, which were under-funded at the date of transfer from LCL. This amount is repayable in annual installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first payment was due April 1, 2003, and has been included in the current portion of long-term debt, but payment was delayed pending the finalization of the majority of outstanding issues which took place on June 18, 2004 (see note 27 for additional information).

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                     AS AT DECEMBER 31, 2003
                                                                                                         CAPITAL
                                                                     PROMISSORY                           LEASE
                                                  SENIOR NOTES          NOTES         DUE TO FCCT      OBLIGATIONS
                                                  ------------       ----------       -----------      -----------
2004                                              $          -       $   43,109       $     1,320      $     2,714
2005                                                         -                -               660            3,103
2006                                                         -                -               660            1,395
2007                                                         -                -             2,160            1,289
2008                                                         -                -                 -            1,659
2009 and thereafter                                    355,410                -                 -                -
                                                  ------------       ----------       -----------      -----------
                                                  $    355,410       $   43,109       $     4,800           10,160
                                                  ============       ==========       ===========
Less interest included therein                                                                               1,203
                                                                                                       -----------
Present value of minimum capital lease payments                                                        $     8,957
                                                                                                       ===========

12.   ACCRUED RECLAMATION COSTS

                                              YEAR ENDED       YEAR ENDED
                                              DECEMBER 31     DECEMBER 31
                                                 2003             2002
                                              -----------     -----------
Balance, beginning of year                    $   45,444      $   51,845
Reclamation cost provision                        17,468          14,552
Disposal of mine                                  (2,529)              -
Expenditures incurred                            (19,031)        (20,953)
                                              ----------      ----------
Balance, end of year                              41,352          45,444
Current portion                                  (15,856)        (17,392)
                                              ----------      ----------
                                              $   25,496      $   28,052
                                              ==========      ==========

13.   FOREIGN CURRENCY TRANSLATION

      Foreign current translation gains and losses consist of the following:

                                                          YEAR ENDED         YEAR ENDED        PERIOD ENDED
                                                         DECEMBER 31        DECEMBER 31         DECEMBER 31
                                                             2003               2002               2001
                                                         -----------        -----------        ------------
Foreign currency translation (gain) loss on:
      Senior Notes                                       $  (78,980)        $   (3,685)        $     8,415
      US dollar cash balances                                 1,650                232                 (14)
      Working capital balances                               (2,103)              (568)                 14
                                                         ----------         ----------         -----------
                                                         $  (79,433)        $   (4,021)        $     8,415
                                                         ==========         ==========         ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

14.   INTEREST EXPENSE

      Interest expense consists of the following:

                                                         YEAR ENDED      YEAR ENDED     PERIOD ENDED
                                                        DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                            2003            2002            2001
                                                        -----------     -----------     ------------
Senior Notes                                            $   37,308      $   42,092      $     9,492
Promissory notes net of sinking fund interest income         7,775          10,117            5,467
Financial instruments [note 21]                               (240)            330            5,644
Capital leases                                                 237             252              189
Operating line of credit                                         -               -            1,038
Long-term bank debt                                              -               -           13,562
Reclamation security                                         2,239           3,369                -
Income tax reassessments                                         -          (1,799)            (646)
Retroactive Boundary Dam contract settlement                     -               -           (2,083)
Investment income                                           (1,614)         (1,543)          (1,743)
Other                                                          783            (102)             546
                                                        ----------      ----------      -----------
                                                        $   46,488      $   52,716      $    31,466
                                                        ==========      ==========      ===========

      Interest expense on promissory notes for the year ended December 31, 2003 is net of $3,689 in income earned on the related sinking fund assets ($4,215 for the year ended December 31, 2002).

15.   OTHER INCOME

      Other income consists of the following:

                                      YEAR ENDED      YEAR ENDED      PERIOD ENDED
                                      DECEMBER 31     DECEMBER 31      DECEMBER 31
                                         2003            2002             2001
                                      -----------     -----------     ------------
Boundary Dam promissory note          $  (21,379)     $        -      $         -
Recovery of Crown royalties               (1,460)         (1,202)               -
Net pension plan expense                   4,556           2,361              947
Gain on disposal of capital assets          (539)         (1,242)               -
Deferred exploration                       1,285           1,978                -
Distributions from FCCT                   (5,988)              -                -
Settlement for coal conveyor                   -         (10,100)               -
Other expense (income)                     2,625          (1,171)          (2,698)
                                      ----------      ----------      -----------
                                      $  (20,900)     $   (9,376)     $    (1,751)
                                      ==========      ==========      ===========

      Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

16.   INCOME TAXES

      The components of the net future income tax liability are as follows:

                                                                          AS AT             AS AT
                                                                       DECEMBER 31       DECEMBER 31
                                                                          2003               2002
                                                                       -----------       -----------
Future income tax liabilities
      Capital assets                                                   $   370,330       $   446,230
      Overburden removal costs                                               2,624             9,555
      Deferred financing costs deducted for tax in excess of
      accounting deductions                                                  1,511             1,149
      Accounting pension surplus                                             3,691             3,716
      Other                                                                 13,521             2,000
                                                                       -----------       -----------
                                                                           391,677           462,650
                                                                       -----------       -----------

Future income tax assets
      Accrued reclamation and other items not currently deductible          10,768            21,761
      Net capital losses carried forward                                       732                 -
      Net operating losses carried forward                                   1,726            17,177
      Accounting pension liability                                           5,789                 -
      Deferred financing costs deductible for tax purposes                       -             1,084
      Other                                                                  2,771                 -
                                                                       -----------       -----------
                                                                            21,786            40,022
                                                                       -----------       -----------
Net future income tax liability                                            369,891           422,628
Less: current portion of future income tax liabilities                       1,438             3,335
                                                                       -----------       -----------
                                                                       $   368,453       $   419,293
                                                                       ===========       ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The provisions for future income taxes differs from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes. This difference is explained below:

                                                                            YEAR ENDED          YEAR ENDED         PERIOD ENDED
                                                                           DECEMBER 31         DECEMBER 31         DECEMBER 31
                                                                               2003                2002                2001
                                                                           -----------         -----------         ------------
Earnings (loss) from continuing operations before income taxes             $   31,706          $  (20,899)         $    (8,232)
Statutory income tax rate                                                       42.43%              43.40%               44.26%
                                                                           ----------          ----------          -----------
Expected tax payment (recovery)                                                13,453              (9,070)              (3,643)
Effect on income tax of:
             Flow through of income tax recoveries from subsidiary            (75,242)            (38,602)             (17,833)
             Excess of statutory resource allowance
                    over non-deductible Crown charges                          (4,010)             (4,843)              (7,463)
             Large corporations tax                                             3,448               2,460                1,797
                                                                           ----------          ----------          -----------
Income tax recovery                                                        $  (62,351)         $  (50,055)         $   (27,142)
                                                                           ==========          ==========          ===========

Current                                                                         3,448               1,400                1,797
Future                                                                        (65,799)            (51,455)             (28,939)
                                                                           ----------          ----------          -----------
Income tax recovery                                                        $  (62,351)         $  (50,055)         $   (27,142)
                                                                           ==========          ==========          ===========

      LEP's subsidiary companies have the following deductions available to claim against future taxable income:

                                                                                                  MAXIMUM           YEAR ENDED
                                                                                                  ANNUAL           DECEMBER 31
                                                                                               RATE OF CLAIM           2003
                                                                                               -------------       -----------
Undepreciated capital cost                                                                           25%           $   293,814
Canadian development expense                                                                         30%               124,465
Canadian exploration expense                                                                        100%                 3,310
Deferred financing expense                                                                           20%                 9,439
Other                                                                                                10%                 6,839
                                                                                                                   -----------
                                                                                                                   $   437,867
                                                                                                                   ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      LEP's subsidiary companies have non-capital losses carried forward which expire in the following years:

                                  YEAR ENDED
                                 DECEMBER 31
                                     2003
                                 -----------
2004                             $         -
2005                                       -
2006                                       -
2007                                       -
2008                                   1,402
2009                                   2,042
2010                                   1,261
                                 -----------
                                 $     4,705
                                 ===========

      The income tax benefits of the above items have been recognized in the accounts.

17.   RELATED PARTY TRANSACTIONS

      LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both Sherritt and Teachers for all third-party costs incurred in connection with LEP's offer to acquire securities of LCIF. During the year ended December 31, 2003, LEP incurred $1,139 (2002 - $403 and $828 for the period from February 20 to December 31, 2001) for such services and costs which are included in selling, general and administrative expenses. Included in accounts payable and accrued charges as at December 31, 2003 is $1,236 (2002 - $nil) for transactions with Sherritt.

18.   REVENUES

      LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Revenue from discontinued operations has been removed.

      Disclosures with respect to geographic areas are as follows:

                                           YEAR ENDED              YEAR ENDED                PERIOD ENDED
                                       DECEMBER 31, 2003        DECEMBER 31, 2002          DECEMBER 31, 2001
                                     ---------------------    ----------------------    ----------------------
                                                   TONNES                    TONNES                    TONNES
                                     REVENUES      SHIPPED    REVENUES       SHIPPED    REVENUES       SHIPPED
                                     --------      -------    --------       -------    --------       -------
Geographic areas
      Total export                   $ 64,614       1,610     $ 93,822        2,163     $ 56,792        1,313
      Canada                          311,446      22,146      347,764       31,391      237,679       19,975
                                     --------      ------     --------       ------     --------       ------
LCL                                   376,060      23,756      441,586       33,554      294,471       21,288
      Foreign exchange contracts            -           -        1,481            -        3,649            -
                                     --------      ------     --------       ------     --------       ------
LEP                                  $376,060      23,756     $443,067       33,554     $298,120       21,288
                                     --------      ------     --------       ------     --------       ------

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Export coal sales are generally denominated in United States currency.

      Revenues are derived from significant customers and in many cases, substantially all production from a particular mine is sold to one customer. The number of customers each accounting for more than 10 percent of revenue, is as follows:

                                    YEAR ENDED                    YEAR ENDED                        PERIOD ENDED
                                DECEMBER 31, 2003              DECEMBER 31, 2002                  DECEMBER 31, 2001
                             -----------------------       --------------------------        --------------------------
                                           NUMBER OF                        NUMBER OF                         NUMBER OF
                             REVENUES      CUSTOMERS       REVENUES         CUSTOMERS        REVENUES         CUSTOMERS
                             --------      ---------       --------         ---------        --------         ---------
Major customers              $260,072          3           $305,934             3            $163,131             3

      Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under export insurance programs provided by a government agency or secured by letters of credit.

19.   JOINT VENTURES

      LEP conducted a portion of its exploration, development and mining operations through its 50 percent interests in the Cardinal River joint venture (which operates the Luscar mine and Cheviot project) and the Line Creek joint venture (which operates the Line Creek mine). A portion of LEP's cash flow from operations, operating margin, and capital expenditures was derived from the joint ventures. LEP's share of operating expenses related to mining activities were included in the cost of inventories and charged to operations. During the first quarter of 2003, LEP exchanged its interests in Cardinal River joint venture and Line Creek joint venture for units in the FCCT (see note 5).

                                                                              AS AT           AS AT
                                                                           DECEMBER 31     DECEMBER 31
                                                                               2002           2001
                                                                           -----------     -----------
Share of assets and liabilities of joint ventures
      Current assets                                                       $   70,306      $   58,866
      Current liabilities                                                     (13,572)        (14,148)
                                                                           ----------      ----------
      Working capital                                                          56,734          44,718
      Capital assets, net of accumulated depreciation and amortization         65,728          70,297
      Accrued reclamation costs                                               (11,091)        (10,147)
      Obligations under capital lease                                          (1,427)         (2,320)
      Accrued pension benefit obligation                                         (769)           (611)
                                                                           ----------      ----------
                                                                           $  109,175      $  101,937
                                                                           ==========      ==========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                                DECEMBER 31        DECEMBER 31        DECEMBER 31
                                                                    2003              2002                2001
                                                              ---------------      -----------        ------------
                                                              (for the period
                                                               of January 1-
                                                                February 28)
Share of expenses and cash flows of joint ventures
      Revenue                                                   $   29,258         $  154,047         $   110,779
      Expenses                                                      27,002            148,417             105,430

Cash flows from:
      Operations                                                $   21,689         $    2,236         $   (92,166)
      Investing activities                                            (313)            (3,667)             (3,666)
      Financing activities                                         (21,889)             1,204                   -

20.   STATEMENT OF CASH FLOWS

      The consolidated statement of cash flows has been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

                                                        YEAR ENDED         YEAR ENDED         PERIOD ENDED
                                                        DECEMBER 31        DECEMBER 31         DECEMBER 31
                                                            2003              2002                2001
                                                        -----------        -----------        ------------
Changes in non-cash working capital
      Accounts receivable                               $    5,585         $   30,392         $    (8,485)
      Inventories                                           42,905            (15,735)             (8,036)
      Overburden removal costs                              (2,188)            (1,179)                866
      Prepaid expenses                                       1,537                412                (537)
      Trade accounts payable and accrued charges               311             (3,609)              4,154
      Accrued interest payable                              (1,605)            (1,146)             (2,131)
      Accrued payroll and employee benefits                 (1,696)            (3,792)             (6,214)
      Income taxes                                           1,435              5,045                   -
                                                        ----------         ----------         -----------
                                                        $   46,284         $   10,388         $   (20,383)
                                                        ==========         ==========         ===========

21.   FINANCIAL INSTRUMENTS

      LEP assumed certain financial instruments as part of its acquisition of Luscar effective May 11, 2001. The financial instruments were recorded as liabilities to reflect their fair value on the acquisition date.

                                                           AS AT              AS AT
                                                        DECEMBER 31        DECEMBER 31
                                                           2003                2002
                                                        -----------        -----------
Interest rate swap, at fair market value                $         -        $     2,941
                                                        -----------        -----------
Less: current portion                                             -              2,941
                                                        -----------        -----------
                                                        $         -        $         -
                                                        ===========        ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The interest rate swap with a Canadian chartered bank, which matured on December 31, 2003, was originally entered into by LCL to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. At May 11, 2001, LEP acquired the interest rate swap and recorded the swap at fair value. The carrying value of the swap was amortized over the remaining term of the swap because the swap was used to hedge floating interest rates on long-term bank debt. Therefore, the amortization of the interest rate swap and net settlements were recorded as interest expense on long-term bank debt. On October 10, 2001, LEP repaid the entire floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the fair value and net settlements under the interest rate swap are recorded as other interest expense. During the year ended December 31, 2003, interest expense included income of $240 (2002 - expense of $330) related to the amortization and revaluation of the interest rate swap.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements of LEP have been prepared in accordance with Canadian GAAP. Canadian GAAP differs from United States GAAP in the following respects:

A.    STATEMENT OF EARNINGS

                                                                YEAR ENDED       YEAR ENDED       PERIOD ENDED
                                                                DECEMBER 31      DECEMBER 31      DECEMBER 31
                                                                   2003             2002              2001
                                                                -----------      -----------      -----------
Earnings from continuing operations                             $    94,057      $    29,156      $    18,910
Impact of United States GAAP:
   Cost of sales-Asset retirement obligations
       net of tax of $4,968 (a)                                       9,773                -                -
   Asset retirement obligations depreciation expense
       net of tax of $1,790 (a)                                      (3,522)               -                -
   Accretion expense net of tax of $2,778 (a)                        (5,466)               -                -
   Income tax rate change net of tax of $544 (b)                       (692)            (692)          13,388
   Pension valuation allowance net of tax of $116 (c)                  (144)             654              528
   Derivative financial instruments net of tax of $70 (d)                91                -              190
   Earnings from SCAI operations net of tax of $2,898 (f)            17,637                -                -
                                                                -----------      -----------      -----------
Earnings from continuing operations before cumulative
   effect of the application of asset retirement obligations        111,734           29,118           33,016

       Cumulative effect of the application of asset
       retirement obligations net of tax of $15,859 (a)             (31,201)               -                -
                                                                -----------      -----------      -----------
Earnings from continuing operations under US GAAP                    80,533           29,118           33,016

Earnings from discontinued operations Canadian GAAP                  19,868            3,044            3,340
                                                                -----------      -----------      -----------
Net earnings under United States GAAP                           $   100,401      $    32,162      $    36,356
                                                                ===========      ===========      ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

B.    STATEMENT OF COMPREHENSIVE INCOME (LOSS)

      Comprehensive income (loss) is measured in accordance with the Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This standard defines comprehensive income (loss) as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income (loss) does not currently exist under Canadian GAAP. LEP's comprehensive earnings (loss) determined in accordance with United States GAAP would be as follows:

                                                                YEAR ENDED       YEAR ENDED       PERIOD ENDED
                                                                DECEMBER 31      DECEMBER 31      DECEMBER 31
                                                                   2003             2002              2001
                                                                -----------      -----------      -----------
(i) CURRENT YEARS
Net earnings under United States GAAP                           $   100,401      $    32,162      $    36,356
Other comprehensive loss net of tax:
       Minimum pension liability adjustment (c)                       1,384           (1,533)               -
                                                                -----------      -----------      -----------
Comprehensive income under United States GAAP                   $   101,785      $    30,629      $    36,356
                                                                ===========      ===========      ===========

(ii) ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                                      $    (1,533)     $         -      $         -
Change for the year                                                   1,384           (1,533)               -
                                                                -----------      -----------      -----------
Balance, end of year                                            $      (149)     $    (1,533)     $         -
                                                                ===========      ===========      ===========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

C.    CONSOLIDATED BALANCE SHEET

                                                                     AS AT            AS AT
                                                                  DECEMBER 31      DECEMBER 31
                                                                     2003             2002
                                                                  -----------      -----------
Assets
   Current assets                                                 $   135,182      $   257,290
   Capital assets (a), (b)                                          1,426,796        1,308,723
   Other assets (e)                                                    73,895           89,947
                                                                  -----------      -----------
                                                                  $ 1,635,873      $ 1,655,960
                                                                  ===========      ===========
Liabilities and partners' equity
   Current liabilities (e)                                        $   165,879      $   104,616
   Current portion of asset retirement obligations (a)                 15,855                -
   Long-term debt                                                     365,934          549,709
   Accrued pension benefit obligations (c)                              3,293                -
   Asset retirement obligations (a)                                    79,796           31,183
   Deferred income taxes                                              363,989          429,472
   Partners' equity                                                   641,276          542,513
   Accumulated other comprehensive loss                                  (149)          (1,533)
                                                                  -----------      -----------
                                                                  $ 1,635,873      $ 1,655,960
                                                                  ===========      ===========

(a)   ASSET RETIREMENT OBLIGATIONS

      In June 2001, the Financial Accounting Standards Board (FASB) approved Statement No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations". LEP adopted SFAS 143 on January 1, 2003. LEP was not required to adopt the Canadian GAAP standards for asset retirement obligations under CICA HB section 3110 until January 1, 2004 and the effects of the adoption under Canadian GAAP have been reflected in note 27 on subsequent events.

      SFAS 143 requires that the fair value of liabilities for asset retirement obligations associated with tangible long-lived assets be recognized in the prior in which they are incurred. For the purposes of applying SFAS 143, asset retirement obligations are based on legal and regulatory requirements associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset. When the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded and depreciated over the useful life of the asset. Over time the liability is increased to reflect an interest element (accretion) considered in its initial measurement of fair value. Upon settlement of the liability, an entity will record a gain or loss if the actual cost incurred is different than the liability recorded.

      LEP has asset retirement obligations related to the following asset categories:

            - Active coal assets - the areas of the active coal mines where coal has been mined and LEP is responsible to reclaim and restore the disturbed land areas

            - Buildings and structures - LEP is responsible for the removal of all buildings and structures and any related accesses to these sites.

            - Discontinued operations - LEP is responsible to reclaim and restore the areas disturbed by coal mining done prior to the transfer of the discontinued operations.

      Significant assumptions are required to estimate the fair value of the asset retirement obligations, primarily related to the amount and timing of the cash flows required to satisfy LEP's future legal obligation and the

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

appropriate discount rate to present value the future cash flows. Actual results that differ from the estimates used will impact future results of operations and the financial position of LEP.

      The undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is $150.9 million. The present value of the asset retirement obligation was calculated using credit adjusted discount rates that range from 5.83% for one year to 9.49% for twenty years or more based on periods that range from 2 to 56 years.

      The following are reconciliations of the beginning and ending liabilities for asset retirement obligations for the periods shown:

                                                       YEAR
                                                       ENDED
                                                    DECEMBER 31
                                                       2003
                                                    -----------
Asset retirement obligations, January 1, 2003       $    94,507
Additional liabilities incurred                          11,730
Accretion expense                                         8,244
Liabilities settled                                     (18,830)
                                                    -----------
Asset retirement obligations, December 31, 2003     $    95,651
                                                    ===========

      The cumulative effect of adopting SFAS 143 as at January 1, 2003 was to increase capital assets by $1,367, decrease future income taxes by $15,574, increase asset retirement obligations by $48,142 and record a cumulative effect adjustment of $31,201 which was charged to earnings for the year ended December 31, 2003. Following the adoption of SFAS 143, the total amount of recognized liabilities for asset retirement obligations was $94,507 at December 31, 2002. For the year ended December 31, 2003 the effect of adopting SFAS 143 in addition to the cumulative effect would was an increase in net earnings of $785.

If the change had occurred on January 1, 2002, the cumulative effect would have been to increase capital assets by $1,046, decrease future income taxes by $17,809, increase asset retirement obligations by $54,890 and record a cumulative effect adjustment of $35,035 as a charge to earnings in the year ended December 31, 2002. The total amount of recognized asset retirement obligation liabilities would have been $106,735 at December 31, 2001. For the year ended December 31, 2002 the effect of adopting SFAS 143 in addition to the cumulative effect would have been an increase in net earnings of $3,835.

(b)   INCOME TAX RATE CHANGE

      A reduction in income tax rates was substantively enacted in the period January 1, 2001 to May 11, 2001 but was not enacted until the period May 12, 2001 to December 31, 2001. Under Canadian GAAP, the reduction in income tax rates was reflected in the LCIF purchase price equation in 2001. However, under United States GAAP net earnings for the period ended December 31, 2001 included $13,388 related to the benefit of the tax rate reduction.

      Under United States GAAP, capital assets increase by $21,629 (2002 - $22,875) and future income tax liabilities increase by $9,625 (2002 - $10,179) at December 31, 2003. Net earnings for the year ended December

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

31, 2003 includes $692 (2002 - $692 and reduction to amortization expense of $13,388 in 2001) of amortization expense related to the corresponding asset.

(c)   PENSION PLANS

      Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Earnings and Partner's Equity. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LEP retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, for the year ended December 31, 2003, LEP's earnings under United States GAAP have been decreased by $144 (an increase to earnings in 2002 - $654 and 2001 - $528).

      United States GAAP requires the recognition of a minimum pension liability for defined benefit plans. The initial recognition and related adjustments to the minimum pension liability are reflected in comprehensive income. For the year ended December 31, 2003, LEP increased comprehensive income by $1,384 (decreased earnings in 2002 - $1,533 and 2001 - nil).

(d)   DERIVATIVE FINANCIAL INSTRUMENTS

      Under United States GAAP, LEP adopted Statement of Financial Accounting Standards No. 133 (SFAS 133) as amended. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value regardless of the purpose and intent of holding them. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivatives change in fair value is recognized in earnings immediately. LEP has not designated any instruments as hedges for United States GAAP purposes.

      During fiscal 2003, LEP entered into energy purchase contracts with Canadian corporations which are outstanding as at December 31, 2003. For United States GAAP only, these derivatives are carried at fair value with the changes in fair value recorded as an adjustment to net earnings. For the year ended December 31, 2003, under United States GAAP, LEP increased income by $91. LEP's energy purchase contracts are summarized as follows:

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                          AS AT
                                       DECEMBER 31
                                          2003
                                  ---------------------
                                  Purchase     Contract
                                   Price        Volume
                                  ---------------------
Natural gas (gigajoules)          $   5.62       121
Electricity (megawatts hours)     $  59.25        11
Electricity (megawatts hours)     $  45.75        33

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

(e)   PROMISSORY NOTES

      Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted unless a right of offset exists. A right of offset requires that each of two parties owe the other determinable amounts and that the reporting party has the right to offset the amount with the amount owed by the other party. The sinking funds, which have been setoff against the promissory notes under Canadian GAAP, do not qualify for offsetting under United States GAAP. The sinking funds are therefore reflected as other assets under United States GAAP, whereas they are a debit to current liabilities under Canadian GAAP in 2003.

(f)   INCOME FROM SCAI

      On October 17, 2003 LCL acquired 100% of the shares of Sherritt Coal Acquisition Inc. (SCAI) a wholly owned subsidiary of Sherritt Coal Partnership II (SCPII). LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. United States GAAP requires the financial statements of the receiving entity to report the results of operations for the period in which the transaction occurred as though the transaction had occurred at the beginning of the period. As a result, the net income of SCAI of $ 17,637 (net of taxes or $2,898) for the period January 1, 2003 to October 16, 2003 has been included in earnings with a corresponding reduction in partners' equity. Financial statements presented for prior years are required to be restated to furnish comparative information during periods in which common control existed. For the period October 24, 2002, the date SCAI was incorporated, to December 31, 2002 SCAI had no operations.

(g)   NEW ACCOUNTING STANDARDS

      SFAS NO. 149 - AMENDMENTS OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In April 2003, FASB issued Statement No. 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which is primarily effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. Adoption of SFAS 149 did not have a material impact on LEP's financial position and results of operations.

      SFAS NO. 150 - ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability or an asset. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has no impact as LEP does not have financial instruments with characteristics of both liabilities and equity.

      SFAS NO. 132-R (REVISED 2003) - EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS--AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, AND
106. In December 2003, the FASB issued SFAS No. 132-R, a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132-R"), to include increased disclosure as to the plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 remain in effect until the provisions of this Statement are adopted, with SFAS 132-R becoming effective for fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans, and future benefit payments, which is effective for fiscal years ending after June 15, 2004. LEP has adopted the disclosure requirements SFAS 132-R for the year ended December 31, 2003.

      FIN 46 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a Foreign Private Issuer and based on its interpretation of the revised transition guidance, we will be required to adopt the guidance in FIN 46(R) for the period ending December 31, 2004. We are in the process of assessing the impact of the amended standard on the consolidated financial statements.

      In June 2003, the CICA issued a similar pronouncement, Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 is effective for reporting periods beginning on or after November 1, 2004. We are currently evaluating the potential impact of AcG-15.

      SAB 104 - REVENUE RECOGNITION

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin 104, Revenue Recognition. SAB 104 revises or rescinds certain guidance included in previously issued staff accounting bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations relating to revenue recognition. This bulletin was effective immediately upon issuance. Our revenue recognition policies comply with SAB 104.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      EITF 04-3 - VALUATION AND IMPAIRMENT OF MINERAL ASSETS

      In March 2004, the Emerging Issues Task Force reached a consensus that the authoritative guidance under SFAS 141 requires a purchaser to assign value based on the estimated fair values of the assets at the date of acquisition. As the value beyond probable and proven reserves, as well as anticipated market price fluctuations, are considered in the purchase price, the related value should be assigned to the mining assets. For testing impairment, it also requires companies to consider assumptions used in developing its internal budgets and projections when testing the mining assets for impairment. The consensus regarding the amount to allocate to mining assets in a business combination and testing mining assets for impairment must be completed prospectively after March 31, 2004. We are currently evaluating the potential impact of EITF 04-3.

      EITF 04-4 - ALLOCATION OF GOODWILL BY MINING COMPANIES

      In March 2004, the Emerging Issues Task Force concluded that current authoritative literature is clear that a company must assign goodwill to its reporting units, which may be individual operating mines, despite the inevitable impairment of goodwill. Since a mine is a wasting asset and the cash flows from the mine ultimately will not support the amount of recorded goodwill, a goodwill impairment charge is inevitable. Therefore, the Task Force concluded that this Issue will be removed from the agenda because it cannot be resolved without amending SFAS 142 or SFAS 131, Disclosures about Segments of an Enterprise and Related Information. As we do not report any goodwill, EITF does not have an impact on our disclosure.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

23.   CONDENSED CONSOLIDATING INFORMATION

      The following condensed consolidated information is provided for the years ended December 31, 2003 and December 31 2002.

(a)   CONDENSED CONSOLIDATING BALANCE SHEET

                                                                            AS AT DECEMBER 31, 2003
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
ASSETS
CURRENT
   Cash and cash equivalents                 $    19,165      $     2,559      $          26      $           -      $      21,750
   Accounts receivable                            62,087                -                  -                  -             62,087
   Income taxes recoverable                          912                -                184                  -              1,096
   Inventories                                    43,816                -                  -                  -             43,816
   Overburden removal costs                        4,199                -                  -                  -              4,199
   Prepaid expenses                                2,073                -                  -                  -              2,073
                                             -----------      -----------      -------------      -------------      -------------
                                                 132,252            2,559                210                  -            135,021
Investment in related parties                          -          585,127            466,670         (1,051,797)                 -
Notes receivable from LCL                              -                -            298,605           (298,605)                 -
Capital assets                                 1,420,180                -                  -            (22,798)         1,397,382
Other assets                                      26,758              946              9,000             (9,000)            27,704
                                             -----------      -----------      -------------      -------------      -------------
                                             $ 1,579,190      $   588,632      $     774,485      $  (1,382,200)     $   1,560,107
                                             ===========      ===========      =============      =============      =============

LIABILITIES AND PARTNERS' EQUITY
CURRENT
   Credit facility                           $    12,000      $         -      $           -      $           -      $      12,000
   Trade accounts payable and accruals            39,232               12                260               (218)            39,286
   Accrued interest payable                       14,369                -             (7,150)                 -              7,219
   Accrued payroll and employee benefits          10,332                -                  -                  -             10,332
   Income taxes payable                            2,472                -                  -                  -              2,472
   Current portions of
         Long-term debt                           46,342                -                  -                  -             46,342
         Accrued reclamation costs                15,856                -                  -                  -             15,856
         Future income taxes                       1,438                -                  -                  -              1,438
   Due to (from) related parties                  36,119            6,346            (40,984)              (245)             1,236
                                             -----------      -----------      -------------      -------------      -------------
                                                 178,160            6,358            (47,874)              (463)           136,181
Accrued pension obligations                        9,991                -                  -             (5,035)             4,956
Long-term debt                                   365,934                -                  -                  -            365,934
Promissory notes due to LEP                      298,605                -                  -           (298,605)                 -
Convertible debentures                                 -           96,053                  -            (96,053)                 -
Subordinated notes to LEP                        642,969                -                  -           (642,969)                 -
Accrued reclamation costs                         25,496                -                  -                  -             25,496
Future income taxes                              368,453                -                  -                  -            368,453
                                             -----------      -----------      -------------      -------------      -------------
                                               1,889,608          102,411            (47,874)        (1,043,125)           901,020
PARTNERS' EQUITY                                (310,418)         486,221            822,359           (339,075)           659,087
                                             -----------      -----------      -------------      -------------      -------------
                                             $ 1,579,190      $   588,632      $     774,485      $  (1,382,200)     $   1,560,107
                                             ===========      ===========      =============      =============      =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                                            AS AT DECEMBER 31, 2002
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
ASSETS
CURRENT
   Cash and cash equivalents                 $     6,894      $       121      $      66,698      $           -      $      73,713
   Accounts receivable                            61,992                -                  -                  -             61,992
   Income taxes recoverable                        1,464                -                291                  -              1,755
   Inventories                                    86,072                -                  -                  -             86,072
   Overburden removal costs                       29,404                -                  -                  -             29,404
   Prepaid expenses                                4,366              (58)                48                 (2)             4,354
   Due from related parties                        5,040                -             (5,040)                 -                  -
                                             -----------      -----------      -------------      -------------      -------------
                                                 195,232               63             61,997                 (2)           257,290
Investment in related parties                          -          502,075            384,091           (886,166)                 -
Capital assets                                 1,321,906                -                  -            (39,189)         1,282,717
Accrued pension assets                                 -                -              1,245                  -              1,245
Other assets                                      23,093            1,559              7,755             (7,755)            24,652
                                             -----------      -----------      -------------      -------------      -------------
                                             $ 1,540,231      $   503,697      $     455,088      $    (933,112)     $   1,565,904
                                             ===========      ===========      =============      =============      =============

LIABILITIES AND PARTNERS' EQUITY
CURRENT
   Trade accounts payable and accruals       $    36,462      $        55      $         482      $         (12)     $      36,987
   Accrued interest payable                        8,824                -                  -                  -              8,824
   Accrued payroll and employee benefits           8,879                -                  -                  -              8,879
   Income taxes payable                            1,421                -                  -                  -              1,421
   Current portions of
         Long-term debt                           24,837                -                  -                  -             24,837
         Financial instruments                     2,941                -                  -                  -              2,941
         Accrued reclamation costs                17,392                -                  -                  -             17,392
         Future income taxes                       3,335                -                  -                  -              3,335
   Due to (from) related parties                     245            3,947             (3,947)              (245)                 -
                                             -----------      -----------      -------------      -------------      -------------
                                                 104,336            4,002             (3,465)              (257)           104,616
Accrued pension obligations                        5,627                -                  -             (5,627)                 -
Long-term debt                                   484,780                -                  -                  -            484,780
Convertible debentures                                 -           96,053                  -            (96,053)                 -
Subordinated notes to LEP                        642,969                -                  -           (642,969)                 -
Accrued reclamation costs                         28,052                -                  -                  -             28,052
Future income taxes                              419,293                -                  -                  -            419,293
                                             -----------      -----------      -------------      -------------      -------------
                                               1,685,057          100,055             (3,465)          (744,906)         1,036,741
PARTNERS' EQUITY                                (144,826)         403,642            458,553           (188,206)           529,163
                                             -----------      -----------      -------------      -------------      -------------
                                             $ 1,540,231      $   503,697      $     455,088      $    (933,112)     $   1,565,904
                                             ===========      ===========      =============      =============      =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

(b) CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

                                                                          YEAR ENDED DECEMBER 31, 2003
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
REVENUE                                      $   376,060      $         -      $           -      $           -      $     376,060
EXPENSES AND OTHER INCOME
   Cost of sales                                 283,971                -                  -                  -            283,971
   Selling, general and administrative expens     21,703               13              1,871                  -             23,587
   Equity pickup                                       -          (83,052)           (82,579)           165,631                  -
   Depreciation and amortization                  89,152              613                  -                876             90,641
   Foreign currency translation gain             (79,433)               -                  -                  -            (79,433)
   Intercompany interest expense (income)         16,755                -            (16,755)                 -                  -
   Interest expense (income)                      48,102                -             (1,614)                 -             46,488
   Other income                                  (23,295)            (153)               (85)             2,633            (20,900)
                                             -----------      -----------      -------------      -------------      -------------
EARNINGS FROM CONTINUING OPERATIONS
BEFORE TAXES                                      19,105           82,579             99,162           (169,140)            31,706
Income tax recovery                              (62,351)               -                  -                  -            (62,351)
                                             -----------      -----------      -------------      -------------      -------------
NET EARNINGS FROM CONTINUING OPERATIONS           81,456           82,579             99,162           (169,140)            94,057
Discontinued operations                            1,596                -                  -             18,272             19,868
                                             -----------      -----------      -------------      -------------      -------------
NET EARNINGS FOR THE PERIOD                  $    83,052      $    82,579      $      99,162      $    (150,868)     $     113,925
                                             ===========      ===========      =============      =============      =============

                                                                          YEAR ENDED DECEMBER 31, 2002
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
REVENUE                                      $   441,586      $         -      $           -      $       1,481      $     443,067
EXPENSES AND OTHER INCOME
   Cost of sales                                 328,618                -                  -                  -            328,618
   Selling, general and administrative expens     12,259               58                832                  -             13,149
   Equity pickup                                       -           53,910             31,985            (85,895)                 -
   Depreciation and amortization                  86,590              613                  -             (4,323)            82,880
   Write-down of capital assets                   42,791                -                  -            (42,791)                 -
   Foreign currency translation gain              (4,021)               -                  -                  -             (4,021)
   Intercompany interest expense (income)         31,769          (22,596)            (9,666)               493                  -
   Interest expense (income)                      54,259                -             (1,543)                 -             52,716
   Other (income) expense                         (3,670)               -                 34             (5,740)            (9,376)
                                             -----------      -----------      -------------      -------------      -------------
EARNINGS FROM CONTINUING OPERATIONS
BEFORE TAXES                                    (107,009)         (31,985)           (21,642)           139,737            (20,899)
Income tax recovery                              (50,055)               -                  -                  -            (50,055)
                                             -----------      -----------      -------------      -------------      -------------
NET EARNINGS FROM CONTINUING OPERATIONS          (56,954)         (31,985)           (21,642)           139,737             29,156
Discontinued operations                            3,044                -                  -                  -              3,044
                                             -----------      -----------      -------------      -------------      -------------
NET EARNINGS FOR THE PERIOD                  $   (53,910)     $   (31,985)     $     (21,642)     $     139,737      $      32,200
                                             ===========      ===========      =============      =============      =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                                         PERIOD ENDED DECEMBER 31, 2001
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
REVENUE                                      $   294,473      $         -      $           -      $       3,647      $     298,120
EXPENSES AND OTHER INCOME
   Cost of sales                                 209,402                -                  -                  -            209,402
   Selling, general and administrative expens      8,989               82                865             (2,869)             7,067
   Equity pickup                                       -           25,010             (2,847)           (22,163)                 -
   Depreciation and amortization                  62,418              339                  -            (11,004)            51,753
   Foreign currency translation gain               8,415                -                  -                  -              8,415
   Intercompany interest expense (income)         31,920          (28,168)            (3,752)                 -                  -
   Interest expense (income)                      33,209                -             (1,743)                 -             31,466
   Other (income) expense                         (1,600)            (110)                12                (53)            (1,751)
                                             -----------      -----------      -------------      -------------      -------------
EARNINGS FROM CONTINUING OPERATIONS
BEFORE TAXES                                     (58,280)           2,847              7,465             39,736             (8,232)
Income tax recovery                              (29,930)               -                  -              2,788            (27,142)
                                             -----------      -----------      -------------      -------------      -------------
NET EARNINGS FROM CONTINUING OPERATIONS          (28,350)           2,847              7,465             36,948             18,910
Discontinued operations                            3,340                -                  -                  -              3,340
                                             -----------      -----------      -------------      -------------      -------------
NET EARNINGS FOR THE PERIOD                  $   (25,010)     $     2,847      $       7,465      $      36,948      $      22,250
                                             ===========      ===========      =============      =============      =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

(c) CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER 31, 2003
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period                  $    83,052      $    82,579      $      99,162      $    (150,868)     $     113,925
Non-cash items:
   Depreciation and amortization                  90,111                -                  -              1,489             91,600
   Future income taxes                           (57,796)               -                  -                  -            (57,796)
   Foreign currency translation gain             (77,330)               -                  -                  -            (77,330)
   Equity pickup                                       -          (83,052)           (82,579)           165,631                  -
   Gain on disposal of capital assets             (7,882)               -                  -            (18,272)           (26,154)
   Pension expense in excess of funding            2,634                -                  -              2,859              5,493
   Accrued reclamation costs                      (1,522)               -                  -                  -             (1,522)
   Other                                          (3,463)               -                  -                (20)            (3,483)
Change in non-cash working capital                30,447            2,911             13,745               (819)            46,284
                                             -----------      -----------      -------------      -------------      -------------
                                                  58,251            2,438             30,328                  -             91,017
                                             -----------      -----------      -------------      -------------      -------------
INVESTING ACTIVITIES
Capital asset purchases                          (25,005)               -                  -                  -            (25,005)
SCAI asset transfer                                    -                -            (70,000)                 -            (70,000)
Promissory notes acquired from partners                -                -           (298,605)                 -           (298,605)
Credit facility acquired                         (12,000)               -                  -                  -            (12,000)
Cash acquired                                      1,356                -                  -                  -              1,356
Proceeds on disposal of capital assets             1,068                -                  -                  -              1,068
Other investments                                  4,279                -                  -                  -              4,279
                                             -----------      -----------      -------------      -------------      -------------
                                                 (30,302)               -           (368,605)                 -           (398,907)
                                             -----------      -----------      -------------      -------------      -------------
FINANCING ACTIVITIES
Operating line of credit                          12,000                -                  -                  -             12,000
Financial instruments                             (2,702)               -                  -                  -             (2,702)
Long-term debt issue                                 712                -                  -                  -                712
Repayments of long-term debt                     (24,038)               -                  -                  -            (24,038)
Distribution to partners                               -                -            (27,000)                 -            (27,000)
Equity contribution from partners                      -                -            298,605                  -            298,605
                                             -----------      -----------      -------------      -------------      -------------
                                                 (14,028)               -            271,605                  -            257,577
                                             -----------      -----------      -------------      -------------      -------------

Change in cash position                           13,921            2,438            (66,672)                 -            (50,313)
Foreign currency translation loss                 (1,650)               -                  -                  -             (1,650)
Cash position, beginning of year                   6,894              121             66,698                  -             73,713
                                             -----------      -----------      -------------      -------------      -------------
Cash position, end of year                   $    19,165      $     2,559      $          26      $           -      $      21,750
                                             ===========      ===========      =============      =============      =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                                         YEAR ENDED DECEMBER 31, 2002
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period                  $   (53,910)     $   (31,985)     $     (21,642)     $     139,737      $      32,200
Non-cash items:
   Depreciation and amortization                  93,774              613                  -             (4,323)            90,064
   Write-down of capital assets                   42,791                -                  -            (42,791)                 -
   Future income taxes                           (48,994)               -                  -                  -            (48,994)
   Pension expense in excess of funding           10,158                -                  -             (5,719)             4,439
   Accrued reclamation costs                      (6,401)               -                  -                  -             (6,401)
   Foreign currency translation gain              (3,453)               -                  -                  -             (3,453)
   Interest income on sinking funds               (4,215)               -                  -                  -             (4,215)
   Financial instruments                          (2,704)               -                  -             (1,502)            (4,206)
   Equity pickup                                       -           53,910             31,985            (85,895)                 -
   Gain on disposal of capital assets             (1,242)               -                  -                  -             (1,242)
   Other                                               1                -                  -                  5                  6
Change in non-cash working capital                38,194            3,629            (31,923)               488             10,388
                                             -----------      -----------      -------------      -------------      -------------
                                                  63,999           26,167            (21,580)                 -             68,586
                                             -----------      -----------      -------------      -------------      -------------
INVESTING ACTIVITIES
Capital asset purchases                          (51,035)               -                  -                  -            (51,035)
Proceeds on disposal of capital assets             1,894                -                  -                  -              1,894
Other investments                                 (1,096)               -                  -                  -             (1,096)
                                             -----------      -----------      -------------      -------------      -------------
                                                 (50,237)               -                  -                  -            (50,237)
                                             -----------      -----------      -------------      -------------      -------------
FINANCING ACTIVITIES
Deferred financing costs incurred                 (1,640)               -                  -                  -             (1,640)
Convertible debenture                                  -           (3,947)             3,947                  -                  -
Repayments of long-term debt                      (3,095)               -                  -                  -             (3,095)
Distribution to LEP                                    -          (22,162)            22,162                  -                  -
                                             -----------      -----------      -------------      -------------      -------------
                                                  (4,735)         (26,109)            26,109                  -             (4,735)
                                             -----------      -----------      -------------      -------------      -------------

Change in cash position                            9,027               58              4,529                  -             13,614
Foreign currency translation loss                   (232)               -                  -                  -               (232)
Cash position, beginning of year                  (1,901)              63             62,169                  -             60,331
                                             -----------      -----------      -------------      -------------      -------------
Cash position, end of year                   $     6,894      $       121      $      66,698      $           -      $      73,713
                                             ===========      ===========      =============      =============      =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                                         PERIOD ENDED DECEMBER 31, 2002
                                             -------------------------------------------------------------------------------------
                                               LUSCAR         LUSCAR COAL      LUSCAR ENERGY      CONSOLIDATING      CONSOLIDATED
                                              COAL LTD.       INCOME FUND       PARTNERSHIP          ENTRIES              LEP
                                             -----------      -----------      -------------      -------------      -------------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period                  $   (25,010)     $     2,847      $       7,465      $      36,948      $      22,250
Non-cash items:
   Depreciation and amortization                  67,665              339                  -            (11,004)            57,000
   Future income taxes                           (28,560)               -                  -              2,788            (25,772)
   Accrued reclamation costs                      (4,977)               -                  -                  -             (4,977)
   Foreign currency translation loss               8,401                -                  -                  -              8,401
   Interest income on sinking funds               (3,862)               -                  -                  -             (3,862)
   Interest on convertible debentures                  -            1,978                                (1,978)                 -
   Financial instruments                               -                -                  -                 63                 63
   Equity pickup                                       -           25,010             (2,847)           (22,163)                 -
   Gain on disposal of capital assets             (1,714)               -                  -                  -             (1,714)
Change in non-cash working capital               (37,153)         (30,111)            51,535             (4,654)           (20,383)
                                             -----------      -----------      -------------      -------------      -------------
                                                 (25,210)              63             56,153                  -             31,006
                                             -----------      -----------      -------------      -------------      -------------
INVESTING ACTIVITIES
Capital asset purchases                          (16,605)               -                  -                  -            (16,605)
Proceeds on disposal of capital assets                32                -                  -                  -                 32
Other investments                                 (1,242)               -                  -                  -             (1,242)
Investment in Luscar Coal Income Fund                  -                -           (351,193)                 -           (351,193)
                                             -----------      -----------      -------------      -------------      -------------
                                                 (17,815)               -           (351,193)                 -           (369,008)
                                             -----------      -----------      -------------      -------------      -------------
FINANCING ACTIVITIES
Operating line of credit                         (27,924)               -             (1,901)                 -            (29,825)
Deferred financing costs incurred                (16,957)               -                  -                  -            (16,957)
Long-term debt issued                            429,660                -                  -                  -            429,660
Repayments of long-term debt                    (341,768)               -                  -                  -           (341,768)
Capital contributions by partners                      -                -            357,209            357,209
                                             -----------      -----------      -------------      -------------      -------------
                                                  43,011                -            355,308                  -            398,319
                                             -----------      -----------      -------------      -------------      -------------

Change in cash position                              (14)              63             60,268                  -             60,317
Foreign currency translation loss                     14                -                  -                  -                 14
Cash position, beginning of year                       -                -                  -                  -                  -
                                             -----------      -----------      -------------      -------------      -------------
Cash position, end of year                   $         -      $        63      $      60,268      $           -      $      60,331
                                             ===========      ===========      =============      =============      =============

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

24.   GUARANTEES

      During 2003, LEP adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This new policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      In conjunction with the disposition of the metallurgical coal assets (as described in note 5), LEP retained certain liabilities in respect of the metallurgical coal assets. These include:

      - Site restoration liabilities for certain closed mines and previously mined areas. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Approximately $7.9 million has been recorded as a liability with respect to this site restoration obligation.

      - Severance liabilities for employees of the Luscar mine. These extend to February 2005, up to a maximum of approximately $4.3 million. As at December 31, 2003, $1.8 million has been recorded as a liability by LEP.

      - Employment liabilities for former employees arising from operations prior to the transfer and severance obligations for other former employees not hired by the purchaser, for which no liability has been recorded.

      - Income tax obligations arising from the asset transfer. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No liability for this obligation has been recorded.

      General indemnities were given for negligence and claims arising prior to the transfer. In addition, indemnities were provided to the purchaser and a joint venture partner in respect of a transfer of a portion of the metallurgical coal assets between entities controlled by LEP immediately preceding the closing of the Fording Arrangement. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

      In connection with a borrowing facility, LEP has provided an indemnity in respect of transactions related to the extension of credit and environmental indemnities in respect of its properties to the lender. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

25.   COMMITMENTS AND CONTINGENCIES

      As at December 31, 2003, Luscar had the following outstanding fixed price commodity purchase arrangements representing a total commitment of $2.8 million for 2004:

      - natural gas purchase agreement at a fixed price for specified monthly quantities until the end of 2004 at the Coal Valley mine,

      - electricity purchase agreement at a fixed price for specified megawatts per hour until the end of 2004 for all of Luscar Ltd,

      - natural gas purchase agreement at a fixed price for quantities as required by the mine at the Obed Mountain mine.

26.   COMPARATIVE FIGURES

      Certain comparative figures for prior periods have been reclassified to conform to the presentation in the current period's financial statements.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

27.   SUBSEQUENT EVENTS

(a) ASSET RETIREMENT OBLIGATIONS

      In March 2003, the CICA issued new accounting standards dealing with asset retirement obligations, which come into effect for fiscal years beginning on or after January 1, 2004. This change in accounting policy was implemented in the first quarter of 2004 and applied retroactively and accordingly, the financial statements of prior periods were restated. The rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves (see Note 12).

      If asset retirement obligations had been reflected in these financial statements, the cumulative effect of the new accounting standard on the balance sheet at December 31, 2003 would have increased capital assets by $7,923, decreased future income taxes by $19,359, increased accrued reclamation costs by $66,985 and decreased opening shareholders' deficit by $39,065. The effect of the new accounting standard on the balance sheet at December 31, 2002 would have increased capital assets by $1,636, decreased future income taxes by $19,767, increased accrued reclamation costs by $60,563 and decreased opening shareholders' deficit by $39,160. Additionally, the gain on transfer of metallurgical assets in the first quarter of 2003 was reduced by $1,630.

(b) SENIOR CREDIT AGREEMENT

      Effective February 4, 2004, LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115,000, subject to a borrowing base, which includes accounts receivable, coal inventory, a $25,000 charge on a dragline, and a general assignment of LCL's assets. The facility is split into two tranches, the Reclamation LC facility and the Working Capital facility. Up to $65,000 of reclamation letters of credit can be issued under the Reclamation LC facility. Under the Working Capital facility, up to $50,000 in advances may be made, including up to $25,000 in letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization (EBITDA). This facility replaces LEP's and LCL's $100,000 senior credit agreement and SCAI's $15,000 credit facility that were due to expire on February 29, 2004.

(c) SETTLEMENT OF OUTSTANDING ISSUES RELATED TO METALLURGICAL COAL ASSET
TRANSFER

      On June 18, 2004 LEP reached an agreement with Fording and Elk Valley Coal Partnership settling the majority of issues that had previously been outstanding related to the transfer of our metallurgical coal assets to Fording Canadian Coal Trust effective February 28, 2003. Certain steps of the original sale agreement had not been finalized due to differences in interpretation between certain parties to the transaction. Settled issues include working capital adjustments, certain payments made under the agreement, and obligations for reclamation activities. As a result of the settlement agreement, LEP expects to record a pre-tax gain of $4 million in the second quarter of 2004.

CONSOLIDATED FINANCIAL STATEMENTS OF

LUSCAR COAL LTD.

DECEMBER 31, 2003, 2002 AND 2001

             REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholder of
Luscar Coal Ltd.

      We have audited the consolidated balance sheets of Luscar Coal Ltd. as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada
February 9, 2004 except as to Note 28(c) which is as of June 18, 2004

Deloitte & Touche LLP
Registered Chartered Accountants

            COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

      The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements such as those described in Note 3 to the financial statements of Luscar Coal Ltd. Our report to the Shareholder of Luscar Coal Ltd. dated February 9, 2004 except as to Note 28(c) which is as of June 18, 2004, is expressed in accordance with Canadian assurance standards, which do not require a reference to such changes in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

Edmonton, Canada
February 9, 2004 except as to Note 28(c) which is as of June 18, 2004

Deloitte & Touche LLP
Registered Chartered Accountants

LUSCAR COAL LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                         AS AT            AS AT
                                                                      DECEMBER 31      DECEMBER 31
            (in thousands of Canadian dollars)                           2003            2002
                                                                      -----------      -----------
ASSETS
CURRENT
      Cash and cash equivalents                                       $    19,165      $     6,894
      Accounts receivable                                                  62,087           61,992
      Income taxes recoverable                                                912            1,464
      Inventories [note 6]                                                 43,816           86,072
      Overburden removal costs                                              4,199           29,404
      Due from Luscar Energy Partnership [note 19]                              -            5,040
      Prepaid expenses                                                      2,073            4,366
                                                                      -----------      -----------
                                                                          132,252          195,232
Capital assets [note 7]                                                 1,420,180        1,321,906
Other assets [note 10]                                                     26,758           23,093
                                                                      -----------      -----------
                                                                      $ 1,579,190      $ 1,540,231
                                                                      ===========      ===========
LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
      Credit facility                                                 $    12,000      $         -
      Trade accounts payable and accrued charges                           39,232           36,462
      Accrued interest payable                                             14,369            8,824
      Accrued payroll and employee benefits                                10,332            8,879
      Income taxes payable                                                  2,472            1,421
      Current portions of
            Long-term debt [note 11]                                       46,342           24,837
            Financial instruments [note 23]                                     -            2,941
            Accrued reclamation costs [note 12]                            15,856           17,392
            Future income taxes [note 18]                                   1,438            3,335
      Due to Luscar Energy Partnership [note 19]                           34,638                -
      Due to Luscar Coal Income Fund [note 19]                                245              245
      Due to Sherritt International [note 19]                               1,236                -
                                                                      -----------      -----------
                                                                          178,160          104,336
Accrued pension benefit obligation [note 8]                                 9,991            5,627
Long-term debt [note 11]                                                  365,934          484,780
Promissory notes due to LEP [note 4]                                      298,605                -
Subordinated notes due to LCIF [note 13]                                  642,969          642,969
Accrued reclamation costs [note 12]                                        25,496           28,052
Future income taxes [note 18]                                             368,453          419,293
                                                                      -----------      -----------
                                                                        1,889,608        1,685,057
                                                                      -----------      -----------
SHAREHOLDERS' DEFICIT
      Share capital [note 14]                                              14,191           14,191
          Unlimited authorization of common shares;
             issued and outstanding 1,000 in 2003 and 2002
          Unlimited authorization of non-voting special shares;
             issued and outstanding 7,600 in 2003 and 2002
      Deficit                                                            (324,609)        (159,017)
                                                                      -----------      -----------
                                                                         (310,418)        (144,826)
                                                                      -----------      -----------
                                                                      $ 1,579,190      $ 1,540,231
                                                                      ===========      ===========

See accompanying notes

LUSCAR COAL LTD.

                 CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

                                                                      YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                      DECEMBER 31      DECEMBER 31      DECEMBER 31
           (in thousands of Canadian dollars)                            2003             2002             2001
                                                                      -----------      -----------      -----------
REVENUE                                                               $   376,060      $   441,586      $   458,191
EXPENSES AND OTHER INCOME
   Cost of sales                                                          283,971          328,618          327,803
   Selling, general and administrative expenses                            21,703           12,259           13,563
   Take-over response costs                                                     -                -            9,875
   Depreciation and amortization                                           89,152           86,590           91,480
   Write-down of capital assets                                                 -           42,791                -
   Foreign currency translation loss (gain) [note 15]                     (79,433)          (4,021)           8,415
   Interest expense [note 16]                                              64,857           86,028           89,148
   Other income [note 17]                                                 (23,295)          (3,670)          (1,355)
                                                                      -----------      -----------      -----------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES                    19,105         (107,009)         (80,738)
Income tax recovery [note 18]                                             (62,351)         (50,055)         (63,527)
                                                                      -----------      -----------      -----------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                             81,456          (56,954)         (17,211)
Discontinued operations [note 5]                                            1,596            3,044            6,339
                                                                      -----------      -----------      -----------
NET EARNINGS (LOSS) FOR THE YEAR                                           83,052          (53,910)         (10,872)
Deficit, beginning of year                                               (159,017)        (105,107)         (94,235)
Net assets acquired in excess of liabilities assumed [note 4]            (248,644)               -                -
                                                                      -----------      -----------      -----------
DEFICIT, END OF YEAR                                                  $  (324,609)     $  (159,017)     $  (105,107)
                                                                      ===========      ===========      ===========

See accompanying notes

LUSCAR COAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                DECEMBER 31      DECEMBER 31      DECEMBER 31
          (in thousands of Canadian dollars)                       2003             2002             2001
                                                                -----------      -----------      -----------
OPERATING ACTIVITIES
Net earnings (loss) for the period                              $    83,052      $   (53,910)     $   (10,872)
Non-cash items:
   Depreciation and amortization                                     90,111           93,774          100,023
   Write-down of capital assets                                           -           42,791                -
   Future income taxes [note 18]                                    (57,796)         (48,994)         (59,151)
   Foreign currency translation loss (gain) [note 15]               (77,330)          (3,453)           8,272
   Loss (gain) on disposal of capital assets                         (7,882)          (1,242)             168
   Pension expense in excess of funding                               2,634           10,158                -
   Accrued reclamation costs [note 12]                               (1,522)          (6,401)          (4,400)
   Other                                                             (3,463)          (6,918)             635
Change in non-cash working capital [note 22]                         30,447           38,194            3,348
                                                                -----------      -----------      -----------
                                                                     58,251           63,999           38,023
                                                                -----------      -----------      -----------
INVESTING ACTIVITIES
Capital asset purchases                                             (25,005)         (51,035)         (27,938)
Credit facility acquired [note 4]                                   (12,000)               -                -
Cash acquired [note 4]                                                1,356                -                -
Proceeds on disposal of capital assets                                1,068            1,894              508
Other investments                                                     4,279           (1,096)           1,602
                                                                -----------      -----------      -----------
                                                                    (30,302)         (50,237)         (25,828)
                                                                -----------      -----------      -----------
FINANCING ACTIVITIES
Financial instruments                                                (2,702)               -                -
Operating line of credit                                             12,000           (1,911)         (43,523)
Deferred financing costs incurred                                         -           (1,640)         (16,959)
Long-term debt issued                                                   712                -          429,660
Repayments of long-term debt                                        (24,038)          (3,095)         (32,244)
Due to (from) related party                                               -                -         (349,271)
                                                                -----------      -----------      -----------
                                                                    (14,028)          (6,646)         (12,337)
                                                                -----------      -----------      -----------

Change in cash position                                              13,921            7,116             (142)
Foreign currency translation loss [note 15]                          (1,650)            (232)             143
Cash position, beginning of year                                      6,894               10                9
                                                                -----------      -----------      -----------
Cash position, end of year                                      $    19,165      $     6,894      $        10
                                                                ===========      ===========      ===========

Interest paid                                                   $    59,091      $    94,432      $   100,404
Income taxes paid                                               $     1,972      $     2,159      $    (2,030)

See accompanying notes

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

1.    ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

      Luscar Coal Ltd. ("LCL") owns and operates surface coal mines in western Canada and also operates a surface coal mine owned by a third party.

      Since May 11, 2001, Luscar Energy Partnership ("LEP"), formerly known as Sherritt Coal Partnership, has controlled LCL through its wholly owned subsidiary, Luscar Coal Income Fund ("LCIF"), which holds all of the common shares, special shares and subordinated notes of LCL and its wholly owned subsidiary, Luscar Ltd. Prior to May 11, 2001, Luscar Management Corporation ("LMC"), a company wholly owned by the senior management of LCL., had owned the common shares of LCL and LCIF held the special shares and subordinated notes. Before LEP acquired control of LCIF on May 11, 2001, LCIF was a broadly distributed, publicly traded income fund and LCL, LCIF and LMC were parties to a unanimous shareholders agreement. That agreement governed the operation of Luscar Ltd. and provided that LCIF had representation on the Luscar Ltd. Board of Directors and that 98 percent of Luscar Ltd's free cash flow, after debt servicing costs and replacement capital needs, was paid to LCIF.

      On March 8, 2001, LEP formally offered to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. As at June 30, 2001, LEP held all issued and outstanding securities of LCIF. The acquisition has been accounted for as if LEP acquired full ownership of LCIF effective May 11, 2001. During the course of the acquisition, LCIF acquired the common shares of LCL for one dollar pursuant to the unanimous shareholders' agreement. The consolidated financial statements for LEP include the results of LCL subsequent to May 11, 2001. These consolidated financial statements do not include adjustments to the carrying values of LCL's assets, liabilities, earnings or cash flows resulting from or indicated by the acquisition of control of LCIF by LEP or of LCL by LCIF.

      On October 17, 2003 LCL acquired thermal coal assets through the acquisition of the shares of Sherritt Coal Acquisition Inc ("SCAI"), a subsidiary of Sherritt Coal Partnership II ("SCPII"). LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt International Corporation ("Sherritt") and Ontario Teachers' Pension Plan Board ("Teachers"). The acquisition by LCL, effected by an internal reorganization among all these entities and their subsidiaries, involved a distribution by LCL to Sherritt and Teachers of approximately 3.0 million units of Fording Canadian Coal Trust ("FCCT") formerly held by LCL and $70.0 million in cash. The remaining portion of the acquisition was effected through an equity investment by Sherritt and Teachers in LEP.

      The consolidated statements of earnings and deficit and cash flows are for the year ended December 31, 2003 with comparative figures for the years ended December 31, 2002 and 2001.

2.    SIGNIFICANT ACCOUNTING POLICIES

      LCL prepares its financial statements following Canadian generally accepted accounting principles. As described in Note 24, these principles differ in certain respects from generally accepted accounting principles in the United States of America. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the notes, should be considered an integral part of the financial statements.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of LCL and its subsidiaries. Interest in joint ventures are accounted for using the proportionate consolidation method, whereby consolidation accounts include LEP's share of joint venture assets, liabilities, revenues, expenses and cash flows.

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

REVENUE RECOGNITION

      Revenue is recognized when title to the coal passes to the customer. For domestic coal sales to power generating utility customers, this occurs when the coal is delivered to the generating station; for other domestic customers, this occurs when the coal is loaded at the mine. For export coal sales, this occurs when coal is loaded onto marine vessels at terminal locations. Royalty revenue is recognized when earned.

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

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

Mining properties                      3 - 40 years
Plant and buildings                    5 - 40 years
Equipment                              3 - 35 years
Intangibles                            5 - 25 years

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

      The carrying values of mining properties and intangibles are periodically reviewed using projected undiscounted cash flows and any resulting write-downs are charged to earnings at the time of determination.

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

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

CURRENCY RISK

      Forward currency exchange contracts were utilized to manage the risk associated with future revenue flows denominated in United States dollars. Revenue matched to such forward currency exchange contracts was recorded

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

at the related contract exchange rates in the period the contracts are settled. Since the foreign exchange contracts expired during 2002, LCL is exposed to foreign exchange fluctuations on its United States dollar denominated sales and interest expense on its Senior Notes.

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

DERIVATIVE FINANCIAL INSTRUMENTS

      LCL generally does not enter into derivative financial instruments for foreign currency, interest and energy. LCL had assumed certain derivative financial instruments as part of LEP's acquisition of LCIF effective May 11, 2001, but they matured in December 2003 (see note 23).

3.    CHANGES IN ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      CICA Handbook Section 1100, Generally Accepted Accounting Principles, was issued in October 2003, and is effective for fiscal years beginning January 1, 2004. The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of this section is not expected to have a material impact on the financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

      In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal years beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand LCL's financial statements. This standard was reflected in the consolidated financial statements.

REVENUE RECOGNITION AND COAL INVENTORY VALUATION

      During 2001, Luscar reviewed its revenue recognition and coal inventory valuation accounting policies in the context of U.S. SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In accordance with the guidance of SAB 101, and the guidance of the February 2001 Ontario Securities Commission Staff Notice 52-701 regarding revenue recognition, Luscar changed its revenue recognition and coal inventory valuation accounting policies. Previously, Luscar recognized revenue when coal was shipped from the minesite, either directly to the customer or to port facilities, provided that contractual sales commitments were in place.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

      The effect of these changes in accounting policy on LCL's financial statements was to decrease LCL's equity in the loss of Luscar by $302, $1,946 and $238 for the years ended December 31, 1998, 1999 and 2000 respectively and increases the investment in Luscar and unitholders' equity at December 31, 2000 by $3,155.

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

      The effect of the change in accounting policy on LCL's financial statements was to increase LCL's equity in the loss of Luscar by $238 for the year ended December 31, 1998, decrease its equity in the loss of Luscar by $6,970 for the year ended December 31, 1999, increase its equity in the loss of Luscar by $326 for the year ended December 31, 2000 and decrease the investment in Luscar and unitholders' equity at December 31, 2000 by $9,104.

HEDGING RELATIONSHIPS

      In 2003, the CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting but does not specify hedge accounting methods. This guidance is applicable to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. The implementation of this Guideline did not materially change the accounting policies in use and as a result, it did not have an impact on the financial statements. Likewise, EIC Abstract 128, Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments,

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

requires most freestanding derivative financial instruments that do not qualify for hedge accounting under Accounting Guideline 13, to be recognized on the balance sheet at fair value. The adoption of this Abstract did not have a material impact on these financial statements.

DISCLOSURE OF GUARANTEES

      During 2003, LCL adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This new policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantees are disclosed in these financial statements in note 25.

IMPAIRMENT AND DISPOSAL OF LONG LIVED ASSETS AND DISCONTINUED OPERATIONS

      In 2002, the CICA issued Section 3063, Impairment of Long-lived Assets, and Section 3475, Disposal of Long Lived Assets and Discontinued Operations, to harmonize with Statement of Financial Accounting Standard No. 144. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 applies to disposal activities initiated by an enterprise's commitment on or after May 1, 2003 and establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. The adoption of these sections is not expected to have any impact on the financial statements.

4.    ACQUISITION

      On October 17, 2003 LCL acquired 100% of the shares of SCAI, a wholly owned subsidiary of SCPII. LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. The sale was completed for total consideration of $455,000. The transaction has been recorded in the financial statements at the net asset carrying amount of $208,838. The difference of $246,162 between the consideration paid and the carrying value of the assets received is considered an equity distribution and is charged to equity in the current year. Subsequent to the purchase of SCAI, Sherritt and Teachers made a cash equity contribution to LEP of $298,605, which was used to acquire the promissory notes due from LCL.

      Independent valuators provided an opinion that the transaction was fair from a financial point of view to the holders of LCL's 9.75% senior notes based upon and subject to, amongst other things, the scope of their review and limitations and assumptions as outlined in their opinion letter and an indemnity in certain circumstances. The opinion was one factor among many that the management committee of LEP considered in contemplation of the transaction.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The assigned fair values of the underlying net assets acquired are summarized as follows:

ACQUISITION FUNDING AND COST
Cash                                                                            $    70,000
Fording Canadian Coal Trust (FCCT) units                                             86,395
Promissory notes                                                                    298,605
                                                                                -----------
                                                                                    455,000
                                                                                -----------
IDENTIFIABLE NET ASSETS ACQUIRED
Capital assets                                                                      228,264
Working capital                                                                       2,831
Cash                                                                                  1,356
Short-term debt                                                                     (12,000)
Long-term debt                                                                       (6,043)
Future income taxes                                                                  (5,570)
                                                                                -----------
                                                                                    208,838
                                                                                -----------
Difference                                                                          246,162
Equity impact from disposal of FCCT units, net of applicable taxes of $553            2,482
                                                                                -----------
Net assets acquired in excess of liabilities assumed                            $   248,644
                                                                                -----------

5.    DISCONTINUED OPERATIONS

      During the first quarter of 2003, LCL exchanged its metallurgical coal assets and port facilities for units in the FCCT. LCL received 2,979,000 units of the trust and affiliates of Sherritt and Teachers received 221,000 units of the trust for a total value of $100,801 in exchange for these assets. LCL received $16,156 related to the estimate of working capital for the metallurgical assets. A gain of $278, net of taxes of $7,065 and selling expenses of $744, was recorded on the disposal.

      The results of discontinued operations are as follows:

                                    YEAR ENDED   YEAR ENDED   YEAR ENDED
                                    DECEMBER 31  DECEMBER 31  DECEMBER 31
                                       2003         2002         2001
                                    -----------  -----------  -----------
Net income                          $     1,318  $     3,044  $     6,339
Gain on sale of assets (see below)          278            -            -
                                    -----------  -----------  -----------
                                    $     1,596  $     3,044  $     6,339
                                    ===========  ===========  ===========

      In 2003, income from the metallurgical assets for the period prior to the sale was $1,318 net of taxes of $938. During the same period revenues were $29,258.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The carrying values of the assets and liabilities related to the discontinued operations were as follows:

                                                        AS AT          AS AT
                                                      FEBRUARY 28   DECEMBER 31
                                                         2003          2002
                                                      -----------   -----------
Accounts receivable                                   $     2,653   $    17,823
Inventories                                                24,594        30,054
Overburden removal costs                                   23,827        22,202
Capital assets                                             65,322        65,912
Other assets                                                1,823         1,645
                                                      -----------   -----------
Total assets                                              118,219       137,636
                                                      -----------   -----------

Bank overdraft                                              1,020           508
Accounts payable and accrued charges                       12,473        12,352
Accrued reclamation liability                              10,406        10,327
Capital leases                                              2,189         2,323
Other liabilities                                           1,267         1,147
                                                      -----------   -----------
Total liabilities                                          27,355        26,657
                                                      -----------   -----------
Net assets related to discontinued operations         $    90,864   $   110,979
                                                      ===========   ===========

GAIN ON SALE OF ASSETS
Proceeds                                              $   100,801
Overburden removal costs                                  (23,827)
Capital assets                                            (65,322)
Other assets                                               (1,823)
Accrued reclamation liability                              10,406
Capital leases                                              2,189
Other liabilities                                           1,267
Liabilities retained by LCL                               (15,604)
Taxes                                                      (7,065)
Selling expenses                                             (744)
                                                      -----------
Gain on sale of assets                                $       278
                                                      ===========

      Under the terms and conditions of the sale agreement, LCL retained liabilities relating to severance, unfunded pension plans, and accrued reclamation costs in total of $15,604.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Net cash flows relating to the discontinued operations presented on the statement of cash flows is detailed as follows:


                                                YEAR ENDED   YEAR ENDED    YEAR ENDED
                                               DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                  2003          2002           2001
                                               -----------   -----------   -----------
Operating activities                           $    21,689   $     2,236   $    21,635
Investing activities                                  (313)       (3,667)       (5,389)
Financing activities                               (21,889)        1,204       (16,520)
                                               -----------   -----------   -----------
Cash flows related to discontinued operations  $      (513)  $      (227)  $      (274)
                                               ===========   ===========   ===========

6.    INVENTORIES

                                   AS AT       AS AT
                                DECEMBER 31  DECEMBER 31
                                   2003         2002
                                -----------  -----------
Coal at mine                    $    20,821  $    38,976
Coal at port                            933       16,557
Mine supplies                        22,062       30,539
                                -----------  -----------
                                $    43,816  $    86,072
                                ===========  ===========

7.    CAPITAL ASSETS

                                   AS AT DECEMBER 31, 2003     AS AT DECEMBER 31, 2002
                                  -------------------------   -------------------------
                                                ACCUMULATED                ACCUMULATED
                                               DEPRECIATION                DEPRECIATION
                                                   AND                          AND
                                     COST      AMORTIZATION      COST      AMORTIZATION
                                  ----------   ------------   ----------   ------------
Producing mining properties       $1,478,569   $    509,457   $1,520,979   $    500,288
Plant and buildings                   35,788         11,080       71,522         40,465
Equipment                            409,582        132,480      419,135        160,329
Equipment under capital lease         12,759          3,564       12,586          6,024
Non-producing mining properties        4,280              -       14,008          9,218
Intangible assets                    136,474            691            -              -
                                  ----------   ------------   ----------   ------------
                                  $2,077,452   $    657,272   $2,038,230   $    716,324
                                  ----------   ------------   ----------   ------------
Net book value                           $1,420,180                 $1,321,906
                                  =========================   =========================

      As part of the disposition of the metallurgical assets to FCCT on February 28, 2003 (as described in note 5), capital assets with a total net book value of $65,322 (cost of $206,890 and accumulated amortization of $141,568) were removed from the above balances. In the SCAI acquisition (as described in note 4), capital assets with a net book value of $228,264 were acquired (including the $136,474 in royalties that are treated as intangible assets).

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Depreciation and amortization of tangible assets provided in the accounts for the year ended December 31, 2003 amounted to $88,296 (2002 - $91,959 and 2001- $92,369).

      Amortization of intangible assets provided in the accounts for the year ended December 31, 2003 amounted to $691 (2002 - nil and 2001 - nil). Estimated cumulative amortization of intangibles over the next five years is $29,093. There is no residual value associated with the intangible assets. The weighted average amortization period is 23 years.

      Annually LCL reviews the carrying value of mining properties. Management determined that reductions in export thermal coal prices have impaired the carrying value of certain assets related to the Company's Coal Valley and Obed Mountain mines. No reduction was required to the carrying values of these assets in the year ended December 31, 2003, whereas the carrying values were reduced by $42,791 in the year ended December 31, 2002.

8.    PENSION

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

      The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans:

                                                          AS AT          AS AT            AS AT
                                                       DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                          2003            2002            2001
                                                      -------------   -------------   ------------
Expected long-term rate of return on plan assets             7.00%          7.00%      7.00-7.50%
Discount rate on pension obligations                         6.25%          7.00%      7.00-7.50%
Rate of compensation increases                          3.50-4.50%     3.50-4.50%      3.50-4.50%
Average remaining service period of active employees  13 - 22 years   10 - 15 years   4 - 15 years

      The long-term rate of return on plan assets assumption is based on a mix of historical market returns from debt and equity securities.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      LCL's net pension plan expense is as follows:

                                                YEAR ENDED    YEAR ENDED    PERIOD ENDED
                                                DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                   2003          2002           2001
                                                -----------   -----------   ------------
Current service cost - defined benefit          $     1,958   $     1,577   $      2,267
                     - defined contribution           4,399         6,133          5,755
Interest cost                                         3,321         3,362          3,293
Expected return on plan assets                       (2,918)       (3,822)        (3,850)
Amortization of net actuarial loss                      719            24              -
Amotization of net transitional obligation           (1,007)        6,406             56
Loss on plan settlement                               1,229             -          2,672
Provision for loss on plan transfer                       -         3,541              -
Increase in valuation allowance at end of year          769           223            931
                                                -----------   -----------   ------------
Net pension plan expense                        $     8,470   $    17,444   $     11,124
                                                ===========   ===========   ============

      Information about LCL's defined pension benefit plans, in aggregate, is as follows:

                                               YEAR ENDED    YEAR ENDED    YEAR ENDED
                                               DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                  2003          2002          2001
                                               -----------   -----------   -----------
Accrued benefit obligation
Balance, beginning of year                     $    52,683   $    47,228   $    49,311
Current service costs                                1,958         1,577         2,267
Interest cost                                        3,321         3,362         3,293
Benefits paid                                       (1,492)       (1,565)       (7,305)
Actuarial loss                                       2,294         2,081        (1,195)
Acquisitions, settlements and curtailments          (1,522)            -           857
                                               -----------   -----------   -----------
Balance, end of period                              57,242        52,683        47,228
                                               -----------   -----------   -----------
Plan assets
Fair value, beginning of year                       47,929        55,150        57,983
Actuarial return on plan assets                      5,186        (6,137)        1,073
Employer contributions                                 750           481         2,542
Benefits paid                                       (1,493)       (1,565)       (7,305)
Acquisitions, settlements and curtailments          (2,775)            -           857
                                               -----------   -----------   -----------
Fair value, end of period                           49,597        47,929        55,150
                                               -----------   -----------   -----------
Funded status - deficit                             (7,645)       (4,754)        7,922
Unamortized net actuarial loss                       4,375         9,388          (487)
Unamortized net transitional asset                  (4,798)       (9,107)       (1,973)
                                               -----------   -----------   -----------
Accrued benefit pension asset (liability)           (8,068)       (4,473)        5,462
Valuation allowance                                 (1,923)       (1,154)         (931)
                                               -----------   -----------   -----------
Net accrued benefit pension asset (liability)  $    (9,991)  $    (5,627)  $     4,531
                                               ===========   ===========   ===========

      Our most recent funding valuations were prepared as of February 28, 2003 and December 31, 2002 on the majority of the plan assets and benefit obligations.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Included in the above are individual defined benefit pension plans with accrued benefit obligations in excess of the fair value of plan assets as follows:

                             YEAR ENDED   YEAR ENDED   YEAR ENDED
                             DECEMBER 31  DECEMBER 31  DECEMBER 31
                                2003         2002          2001
                             -----------  -----------  -----------
Accrued benefit obligations  $    44,106  $    37,620  $    18,148
Fair value of plan assets         33,109       29,421       16,498
                             -----------  -----------  -----------
Funded status - deficit      $    10,997  $     8,199  $     1,650
                             ===========  ===========  ===========

      Approximate asset allocations, by asset category, of LCL's significant pension plans were as follows:

                                AS AT       AS AT
                             DECEMBER 31  DECEMBER 31
                                2003         2002
                             -----------  -----------
Equity Securities                74%          69%
Debt Securities                  23%          29%
Other                             3%           2%
                                ---          ---
                                100%         100%
                                ---          ---

      Our investment policy is to ensure that any funds available for investment as part of our defined benefit plans are invested in a prudent manner, which will provide reasonable investment returns for the beneficiaries of the funds given full consideration of the desired level of risk to be taken on the investment of the funds. The investment portfolio contains a diversified blend of equity and fixed income investments. Investment funds are managed by external fund managers based on policies mandated by our Pension Committee and approved by our Management Committee and. Allowable and prohibited investment types are also prescribed in Luscar's investment policy.

      Approximately $2,085 is expected to be contributed by LCL to the pension plans during 2004.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

9.    EMPLOYEE TERMINATION BENEFITS

      The information provided below relates to provisions for employee terminations made by LCL.

                                NUMBER OF
                                EMPLOYEES    AMOUNT
                                ---------   --------
Balance, December 31, 2000         437      $  5,483
Paid during 2001                   (77)         (736)
Adjustments during 2001            (92)       (1,900)
                                  ----      --------
Balance, December 31, 2001         268      $  2,847
Paid during 2002                   (86)       (2,184)
Accrued during 2002                 75         1,645
                                  ----      --------
Balance, December 31, 2002         257      $  2,308
Paid during 2003                  (216)      (15,003)
Accrued during 2003                197        16,814
                                  ----      --------
Balance, December 31, 2003         238      $  4,119
                                  ====      ========

      During 2003, employee termination provisions for Luscar mine were updated to reflect liabilities retained during the sale of the metallurgical assets. To enhance the profitability of the thermal coal business, further organizational changes occurred resulting in an additional provision of $10,000 that was paid during 2003. A new provision of $5,000 was established and paid as operations at Obed mine were temporarily suspended The remaining $4,119 termination provision related to Luscar mine is expected to be paid in full by February 2005. Severance costs were reported in operating costs, selling, general and administrative expenses and discontinued operations.

10.   OTHER ASSETS

                                                             AS AT        AS AT
                                                           DECEMBER 31  DECEMBER 31
                                                              2003         2002
                                                           -----------  -----------
Deferred financing costs, net of accumulated amortization  $    14,523  $    16,337
Investments and other assets                                    12,235        6,756
                                                           -----------  -----------
                                                           $    26,758  $    23,093
                                                           ===========  ===========

      Deferred financing costs are amortized over the term of the related financing. For the year ended December 31, 2003, amortization in the amount of $1,815 (2002 - $1,815, 2001 - $7,654) has been provided against deferred financing costs.

      Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

11.   LONG-TERM DEBT

                                                                         AS AT         AS AT
                                                                      DECEMBER 31   DECEMBER 31
                                                                         2003          2002
                                                                      -----------   -----------
Senior notes, at issue date                                           $   429,660   $   429,660
Cumulative foreign currency translation (gain) loss since issue date      (74,250)        4,730
                                                                      -----------   -----------
Senior notes, at balance sheet date                                       355,410       434,390
                                                                      -----------   -----------

12.75% promissory note, due May 18, 2003                                        -        45,000
Less sinking fund                                                               -       (22,930)
                                                                      -----------   -----------
                                                                                -        22,070
                                                                      -----------   -----------

9.625% promissory note, due December 30, 2004                              89,300        89,300
Less sinking fund                                                         (46,191)      (41,999)
                                                                      -----------   -----------
                                                                           43,109        47,301
                                                                      -----------   -----------

Capital lease obligations                                                   8,957         5,856
                                                                      -----------   -----------

Due to Fording Coal Partnership                                             4,800             -
                                                                      -----------   -----------

Long-term debt                                                            412,276       509,617
Current portion of long-term debt                                        (46,342)       (24,837)
                                                                      -----------   -----------
                                                                      $   365,934   $   484,780
                                                                      ===========   ===========

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

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

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

      The estimated fair value of the Senior Notes as at December 31, 2003 was $385,001 (2002 - $465,319), based on quoted market values.

SENIOR CREDIT AGREEMENT

      The Senior Credit Agreement with a syndicate of Canadian chartered banks consists of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base which includes accounts receivable, coal inventory and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins which range from 0.25% to 1.25% depending on LCL's ratio of debt to operating earnings before depreciation and amortization. To date, there have been no advances made under this facility and $60,549 of letters of credit, providing reclamation security, have been issued. In November 2003, the senior credit agreement was extended until February 29, 2004 under the same terms and conditions and replaced February 4, 2004 (see Note 28 - Subsequent Events).

      Effective October 17, 2003, as a result of the acquisition of the new thermal assets, LEP and LCL assumed Sherritt Coal Acquisition Inc.'s senior credit agreement with a Canadian chartered bank consisting of a 364 day operating credit facility that permits maximum aggregate borrowings of $15,000, guaranteed by a partner of LEP. As of December 31, 2003, $12,000 has been drawn against this facility. In November 2003 this facility was extended until February 29, 2004 under the same terms and conditions and replaced on February 4, 2004 (see Note 28 - Subsequent Events).

PROMISSORY NOTES

      The promissory notes were issued to finance the acquisition of a dragline at the Boundary Dam mine and the assets, rights and agreements related to the Poplar River mine in conjunction with long-term coal supply

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

agreements with a Crown corporation. A chattel mortgage on the dragline secures the 12.75% promissory note and the assets, rights and agreements related to the Poplar River mine secure the 9.625% promissory note. The promissory notes and the acquired assets are integral to the coal supply agreements and amounts paid to LEP for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory notes. At maturity, LEP is obligated to repay the promissory notes, net of related sinking funds. Under the provisions of the coal supply agreements, the Crown Corporation will immediately reimburse LEP for the repayment as a component of the coal price. LEP is required to make annual sinking fund payments of $893 on the 9.625% promissory note and was required to make annual sinking fund payments of $450 on the 12.75% promissory note until repayment as described below.

      The sinking funds, which are held by the note trustee as collateral for the promissory notes, are primarily invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at December 31, 2003 and December 31, 2002 were $47,316 and $70,267, respectively.

      On May 18, 2003, the promissory note for $45,000 at 12.75% was repaid. Under the terms of a coal supply agreement, the $21,379 excess of the principal amounts over the sinking fund balance was recovered from our customer and included in other income in the second quarter.

      On December 30, 2004, the promissory note for $89,300 at 9.625% becomes due and payable. Under the terms of a coal supply agreement, the projected $39,275 excess of the principal amounts over the sinking fund balance is recoverable from the Crown Corporation and will be included in other income in 2004. At December 31, 2003, the $43,109 excess of the principal amount over the sinking fund balance is included in the current portion of long-term debt.

CAPITAL LEASE OBLIGATIONS

      Obligations under capital leases on specific mining equipment bear interest at rates ranging from 5.06% to 6.59%. These capital leases mature between 2004 and 2008 and are repayable by blended monthly payments of principal and interest.

DUE TO FORDING CANADIAN COAL TRUST

      Amounts due to FCCT relate primarily to obligations under the Line Creek defined benefit pension plans, which were under-funded at the date of transfer from LCL. This amount is repayable in annual installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first payment was due April 1, 2003, and has been included in the current portion of long-term debt, but payment was delayed pending the finalization of the majority of outstanding issues which took place on June 18, 2004 (see note 28 for additional information).

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                              AS AT DECEMBER 31, 2003
                                                                                          CAPITAL
                                                               PROMISSORY                  LEASE
                                                 SENIOR NOTES     NOTES    DUE TO FCCT  OBLIGATIONS
                                                 ------------  ----------  -----------  -----------
2004                                             $          -  $   43,109  $     1,320  $     2,714
2005                                                        -           -          660        3,103
2006                                                        -           -          660        1,395
2007                                                        -           -        2,160        1,289
2008                                                        -           -            -        1,659
2009 and thereafter                                   355,410           -            -            -
                                                 ------------  ----------  -----------  -----------
                                                 $    355,410  $   43,109  $     4,800       10,160
                                                 ============  ==========  ===========
Less interest included therein                                                                1,203
                                                                                        -----------
Present value of minimum capital lease payments                                         $     8,957
                                                                                        ===========

12.   ACCRUED RECLAMATION COSTS

                              YEAR ENDED    YEAR ENDED
                              DECEMBER 31   DECEMBER 31
                                 2003          2002
                              -----------   ------------
Balance, beginning of year    $    45,444   $     51,845
Reclamation cost provision         17,468         14,552
Disposal of mine                   (2,529)             -
Expenditures incurred             (19,031)       (20,953)
                              -----------   ------------
Balance, end of year               41,352         45,444
Current portion                   (15,856)       (17,392)
                              -----------   ------------
                              $    25,496   $     28,052
                              ===========   ============

13.   SUBORDINATED NOTES DUE TO LCIF

                                                  YEAR ENDED   YEAR ENDED
                                                  DECEMBER 31  DECEMBER 31
                                                     2003         2002
                                                  -----------  -----------
7.5% subordinated notes, due October 1, 2027      $   292,969  $   292,969
12.5% subordinated notes, due December 31, 2026       350,000      350,000
                                                  -----------  -----------
                                                  $   642,969  $   642,969
                                                  ===========  ===========

      Interest on the subordinated notes is payable quarterly. Effective October 1, 1999, LCL and LCIF agreed to reduce the interest rate on the subordinated notes until LCL's ratio of senior debt to operating earnings before depreciation and amortization is less than 3 to 1 for two consecutive calendar quarters. The effective interest rate under the subordinated notes is determined by multiplying the coupon interest rate by an interest rate adjustment

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

factor. This factor is calculated by dividing LCL's forecast distributable cash for the year by the interest amount otherwise payable under the subordinated notes. For the year ended December 31, 2003, the interest rate adjustment factor averaged 0.1462 (2002 - 0.4834).

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

14.   SHARE CAPITAL

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

ISSUED

      The issued share capital consists of 1,000 common shares, issued for aggregate consideration of one dollar, and 7,600 special shares, issued for aggregate consideration of $14,191. There was no change in the share capital during the years ended December 31, 2003 and 2002.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

15.   FOREIGN CURRENCY TRANSLATION

      Foreign current translation gains and losses consist of the following:

                                               YEAR ENDED   YEAR ENDED    YEAR ENDED
                                              DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                 2003          2002          2001
                                              -----------   -----------   -----------
Foreign currency translation (gain) loss on-
   Senior Notes                               $   (78,980)  $    (3,685)  $     8,415
   US dollar cash balances                          1,650           232          (143)
   Working capital balances                        (2,103)         (568)          143
                                              -----------   -----------   -----------
                                              $   (79,433)  $    (4,021)  $     8,415
                                              ===========   ===========   ===========

16.   INTEREST EXPENSE

      Interest expense consists of the following:

                                                      YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                      DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                         2003          2002          2001
                                                      -----------   -----------   -----------
Senior Notes                                          $    37,308   $    42,092   $     9,492
Promissory notes net of sinking fund interest income        7,775        10,117         9,323
Financial instruments [note 20]                              (240)          330         5,644
Capital leases                                                237           252           292
Operating line of credit                                        -             -         1,895
Long-term bank debt                                             -             -        25,432
Reclamation security                                        2,239         3,369             -
Income tax reassessments                                        -        (1,799)       (3,124)
Retroactive Boundary Dam contract settlement                    -             -        (2,083)
Other                                                         783          (102)          (98)
                                                      -----------   -----------   -----------
                                                           48,102        54,259        46,773
Subordinated notes                                          9,606        31,769        42,375
LEP Promissory Notes                                        7,149             -             -
                                                      -----------   -----------   -----------
                                                      $    64,857   $    86,028   $    89,148
                                                      ===========   ===========   ===========

      Interest expense on promissory notes for the year ended December 31, 2003 is net of $3,689 in income earned on the related sinking fund assets ($4,215 for the year ended December 31, 2002).

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

17.   OTHER INCOME

      Other income consists of the following:

                                    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                    DECEMBER 31   DECEMBER 31   DECEMBER 31
                                       2003          2002          2001
                                    -----------   -----------   -----------
Boundary Dam promissory note        $   (21,379)  $         -   $         -
Recovery of Crown royalties              (1,460)       (1,202)            -
Net pension plan expense                  1,725         8,101           536
Gain on disposal of capital assets         (539)       (1,242)            -
Deferred exploration                      1,285         1,978             -
Distributions from FCCT                  (5,988)            -             -
Settlement for coal conveyor                  -       (10,100)            -
Other expense (income)                    3,061        (1,205)       (1,891)
                                    -----------   -----------   -----------
                                    $   (23,295)  $    (3,670)  $    (1,355)
                                    ===========   ===========   ===========

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

18.   INCOME TAXES

      The components of the net future income tax liability are as follows:

                                                                        AS AT         AS AT
                                                                     DECEMBER 31   DECEMBER 31
                                                                        2003          2002
                                                                     -----------   -----------
Future income tax liabilities
       Capital assets                                                $   370,330   $   446,230
       Overburden removal costs                                           2,624          9,555
       Deferred financing costs deducted for tax in excess of
         accounting deductions                                             1,511         1,149
       Accounting pension surplus                                          3,691         3,716
       Other                                                              13,521         2,000
                                                                     -----------   -----------
                                                                         391,677       462,650
                                                                     -----------   -----------

Future income tax assets
       Accrued reclamation and other items not currently deductible       10,768        21,761
       Net capital losses carried forward                                    732             -
       Net operating losses carried forward                                1,726        17,177
       Accounting pension liability                                        5,789             -
       Deferred financing costs deductible for tax purposes                    -         1,084
       Other                                                               2,771             -
                                                                     -----------   -----------
                                                                          21,786        40,022
                                                                     -----------   -----------
Net future income tax liability                                          369,891       422,628
Less: current portion of future income tax liabilities                     1,438         3,335
                                                                     -----------   -----------
                                                                     $   368,453   $   419,293
                                                                     ===========   ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The provisions for income taxes differ from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes and non-controlling interest. This difference is explained below:

                                                                YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                                DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                                   2003          2002          2001
                                                                -----------   -----------   -----------
Earnings (loss) from continuing operations before income taxes  $    19,105   $  (107,009)  $   (80,738)
Statutory income tax rate                                             42.43%        43.40%        44.26%
                                                                -----------   -----------   -----------
Expected tax payment (recovery)                                       8,106       (46,442)      (35,735)
Effect on income tax of:
       Excess of statutory resource allowance
         over non-deductible Crown charges                           (4,010)       (4,843)       (8,501)
       Reduction in future income taxes resulting                   (58,105)       (2,999)      (17,331)
         from statutory rate reductions
       Unrealized foreign currency translation (gains)
         losses                                                     (15,934)       (1,599)        3,725
       Large corporations tax                                         3,448         2,460         2,820
       Other                                                          4,144         3,368        (8,505)
                                                                -----------   -----------   -----------
Income tax recovery                                             $   (62,351)  $   (50,055)  $   (63,527)
                                                                ===========   ===========   ===========

Current                                                               3,448         1,400           375
Future                                                              (65,799)      (51,455)      (63,902)
                                                                -----------   -----------   -----------
Income tax recovery                                             $   (62,351)  $   (50,055)  $   (63,527)
                                                                ===========   ===========   ===========

      Included in the other line item in the reconciliation table above are tax provisions and tax recoveries in respect of potential and actual income tax reassessments.

      LCL has the following deductions available to claim against future taxable income:

                                MAXIMUM      YEAR ENDED
                                 ANNUAL      DECEMBER 31
                              RATE OF CLAIM     2003
                              -------------  -----------
Undepreciated capital cost         25%       $   293,814
Canadian development expense       30%           124,465
Canadian exploration expense      100%             3,310
Deferred financing expense         20%             9,439
Other                              10%             6,839
                                             -----------
                                             $   437,867
                                             ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      LCL has non-capital losses carried forwards which expire in the following years:

              YEAR ENDED
              DECEMBER 31
                 2003
              -----------
2004          $         -
2005                    -
2006                    -
2007                    -
2008                1,402
2009                2,042
2010                1,261
              -----------
              $     4,705
              ===========

      The income tax benefits of the above items have been recognized in the accounts.

19.   RELATED PARTY TRANSACTIONS

                                            AS AT         AS AT
                                         DECEMBER 31   DECEMBER 31
                                            2003          2002
                                         -----------   -----------
Due (to) from Luscar Energy Partnership  $   (34,638)  $     5,040
Due to LCIF                                     (245)         (245)
Due to Sherritt                               (1,236)            -

      Periodically, LCL makes advances to or receives advances from related parties, including LEP and LCIF. Except as noted such advances are repayable upon demand and do not bear interest. On a continuing basis, LCL advances its surplus cash to LEP. As at December 31, 2003 LCL had a net receivable of $35,362 less the $70,000 payable for the SCAI acquisition described in Note 4 for a total amount due to LEP of $34,638. As at December 31, 2002, LCL had a net receivable from LEP of $5,040. As at December 31, 2003 LCL had a payable to Sherritt of $1,236 for administration services and selling, general and administrative expenses.

20.   REVENUES

      LCL owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers LCL's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Revenue from discontinued operations has been removed.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      Disclosures with respect to geographic areas are as follows:

                     YEAR ENDED         YEAR ENDED         YEAR ENDED
                  DECEMBER 31, 2003  DECEMBER 31, 2002  DECEMBER 31, 2001
                  -----------------  -----------------  -----------------
                            TONNES             TONNES             TONNES
                  REVENUES  SHIPPED  REVENUES  SHIPPED  REVENUES  SHIPPED
                  --------  -------  --------  -------  --------  -------
Geographic areas
    Total export  $ 64,614    1,610  $ 93,822    2,163  $ 99,307    2,241
    Canada         311,446   22,146   347,764   31,391   358,884   31,511
                  --------   ------  --------   ------  --------   ------
                  $376,060   23,756  $441,586   33,554  $458,191   33,752
                  ========   ======  ========   ======  ========   ======

      Export coal sales are generally denominated in United States currency.

      Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue, is as follows:


                 YEAR ENDED DECEMBER  YEAR ENDED DECEMBER  YEAR ENDED DECEMBER
                      31, 2003             31, 2002             31, 2001
                 -------------------  -------------------  -------------------
                           NUMBER OF            NUMBER OF            NUMBER OF
                 REVENUES  CUSTOMERS  REVENUES  CUSTOMERS  REVENUES  CUSTOMERS
                 --------  ---------  --------  ---------  --------  ---------
Major customers  $260,072     3       $305,934      3      $254,457      3

      Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

21.   JOINT VENTURES

      LCL conducted a portion of its exploration, development and mining operations through its 50 percent interests in the Cardinal River joint venture (which operates the Luscar mine and Cheviot project) and the Line Creek joint venture (which operates the Line Creek mine). A portion of LCL's cash flow from operations, operating margin, and capital expenditures was derived from the joint ventures. LCL's share of operating expenses related to mining activities were included in the cost of inventories and charged to operations. During the first quarter of 2003, LCL exchanged its interests in Cardinal River joint venture and Line Creek joint venture for units in the FCCT (see Note 5).

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                                                 AS AT           AS AT
                                                                              DECEMBER 31     DECEMBER 31
                                                                                 2002            2001
                                                                              -----------     -----------
Share of assets and liabilities of joint ventures
      Current assets                                                          $    70,306     $   58,866
      Current liabilities                                                         (13,572)       (14,148)
                                                                              -----------     ----------
      Working capital                                                              56,734         44,718
      Capital assets, net of accumulated depreciation and amortization             65,728         70,297
      Accrued reclamation costs                                                   (11,091)       (10,147)
      Obligations under capital lease                                              (1,427)        (2,320)
      Accrued pension benefit obligation                                             (769)          (611)
                                                                              -----------     ----------
                                                                              $   109,175     $  101,937
                                                                              ===========     ==========

                                                       DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                          2003            2002            2001
                                                     ---------------   -----------     -----------
                                                     (for the period
                                                      of January 1-
                                                       February 28)
Share of expenses and cash flows of joint ventures
      Revenue                                          $    29,258     $   154,047     $   177,343
      Expenses                                              27,002         148,417         166,253

Cash flows from:
      Operations                                       $    21,689     $     2,236     $    21,635
      Investing activities                                    (313)         (3,667)         (5,389)
      Financing activities                                 (21,889)          1,204         (16,520)

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

22.   STATEMENTS OF CASH FLOWS

      The consolidated statements of cash flows have been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

                                                    YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                    DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                       2003            2002            2001
                                                    -----------     -----------     -----------
Changes in non-cash working capital
     Accounts receivable                            $     5,585     $    30,392     $   (22,490)
     Inventories                                         42,904         (15,735)          5,135
     Overburden removal costs                            (2,188)         (1,179)          1,234
     Due to LEP                                         (23,360)         27,204              (1)
     Prepaid expenses                                     1,549             420           4,141
     Trade accounts payable and accrued charges             780          (3,122)          6,987
     Accrued interest payable                             5,545          (1,146)          9,492
     Accrued payroll and employee benefits               (1,696)         (3,792)         (3,165)
     Income taxes                                         1,328           5,152           2,015
                                                    -----------     -----------     -----------
                                                    $    30,447     $    38,194     $     3,348
                                                    ===========     ===========     ===========

                                                              YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                              DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                                  2003         2002          2001
                                                              -----------   -----------   -----------
Non-cash amounts excluded from statement of cash flows
  Investing activities:
      Investment in Luscar Coal Income Fund                      $    -        $   -      $  117,504
  Financing activities:
      Capital contributions by partners                          $    -        $   -      $  117,504

23.   FINANCIAL INSTRUMENTS

      Financial instruments are as follows:

                                                                    AS AT           AS AT
                                                                 DECEMBER 31     DECEMBER 31
                                                                    2003            2002
                                                                 -----------     -----------
Interest rate swap, at fair market value                         $         -     $     2,941
                                                                 -----------     -----------
                                                                           -           2,941
Less: current portion                                                      -           2,941
                                                                 -----------     -----------
                                                                 $         -     $         -
                                                                 ===========     ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      The interest rate swap with a Canadian chartered bank, which matured on December 31, 2003, was originally entered into to fix the rate of interest on $100,000 of floating rate long-term bank debt at 5.72% per annum plus the applicable interest rate margin. Because the swap was used to hedge floating interest rates on long-term bank debt, the swap had no carrying value and net settlements under the swap were recorded as interest expense on long-term bank debt. On October 10, 2001, LCL repaid the entire floating rate long-term bank debt for which the swap was used to hedge floating interest rates. Therefore, the interest rate swap was restated to its fair value as of that date and subsequent changes in the carrying value and net settlements under the interest rate swap are recorded as other interest expense. During the year ended December 31, 2003, interest expense included income of $240 (2002 - expense of $330) related to the amortization and revaluation of the interest rate swap.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements of LCL have been prepared in accordance with Canadian GAAP. Canadian GAAP differs from United States GAAP in the following respects:

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

A.     STATEMENTS OF EARNINGS

                                                                      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                      DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                                          2003            2002            2001
                                                                      -----------     -----------     -----------
Earnings (loss) from continuing operations
 under Canadian GAAP                                                  $    81,456     $   (56,954)    $   (17,211)
Impact of United States GAAP:
   Comprehensive revaluation net of taxes of $1,575 (a)                    (2,132)         28,048           6,761
   Cost of sales - Asset retirement obligations                             9,773               -               -
     net of taxes of $4,968(b)
   Asset retirement obligations depreciation expense                       (3,522)              -               -
     net of taxes of $1,790 (b)
   Accretion expense net of taxes of $2,778 (b)                            (5,466)              -               -
   Pension valuation allowance net of taxes of $116(c)                       (144)            654             528
   Derivative financial instruments net of taxes of $70 (d)                  (127)         (2,252)         (5,151)
   Reduction of depreciation of mining properties (e)                           -               -             253
   Change in accounting policies (f)                                            -               -           3,176
   Earnings from SCAI net of taxes of $2,898 (h)                           17,637               -               -
                                                                      -----------     -----------     -----------
Earnings (loss) from continuing operations before cumulative
 effect of the application of asset retirement obligations                 97,475         (30,504)        (11,644)
   Cumulative effect of the application of asset
   retirement obligations net of tax of $15,859 (b)                       (31,201)              -               -
                                                                      -----------     -----------     -----------
Earnings (loss) from continuing operations under US GAAP                   66,274         (30,504)        (11,644)

Earnings from discontinued operations under Canadian GAAP                   1,596           3,044           6,339

Impact of United States GAAP:
 Earnings from discontinued operations net of taxes of $7,766 (a)          10,506               -               -
                                                                      -----------     -----------     -----------
Earnings from discontinued operations under US GAAP                        12,102           3,044           6,339
                                                                      -----------     -----------     -----------
Net earnings (loss) under US GAAP                                          78,376         (27,460)         (5,305)
                                                                      ===========     ===========     ===========
Earnings (loss) from continuing operations per share:
  Common shares (1,000 shares issued)                                 $      1.33     $     (0.61)    $     (0.23)
  Special shares (7,600 shares issued)                                $      8.55     $     (3.93)    $     (1.50)

Earnings (loss) per share:
  Common shares (1,000 shares issued)                                 $      1.57     $     (0.55)    $     (0.11)
  Special shares (7,600 shares issued)                                $     10.11     $     (3.54)    $     (0.68)

  Common shares (1,000 shares issued)                                 $     (0.62)    $     (0.70)
  Special shares (7,600 shares issued)                                $     (4.02)    $     (4.52)

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

B. STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

      Comprehensive income (loss) is measured in accordance with the Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This standard defines comprehensive income (loss) as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income (loss) does not currently exist under Canadian GAAP. LCL's comprehensive earnings (loss) determined in accordance with United States GAAP would be as follows:

                                                         YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                         DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                             2003            2002            2001
                                                         -----------     -----------     -----------
(i) CURRENT YEARS
Net earnings (loss) under United States GAAP             $    78,376     $   (27,460)    $    (5,305)
Other comprehensive income (loss) net of tax:
    Minimum pension liability adjustment (c)                   1,678          (1,827)            543
    Derivative financial instruments (d)                         218             303            (492)
                                                         -----------     -----------     -----------
Comprehensive income (loss) under United States GAAP     $    80,272     $   (28,984)    $    (5,254)
                                                         ===========     ===========     ===========

(ii) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year                               $    (2,033)    $      (509)    $      (543)
Cumulative effect of adoption of SFAS 133                          -               -             (17)
Change for the year                                            1,896          (1,524)             51
                                                         -----------     -----------     -----------
Balance, end of year                                     $      (137)    $    (2,033)    $      (509)
                                                         ===========     ===========     ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

C.    CONSOLIDATED BALANCE SHEETS

                                                                 AS AT           AS AT
                                                              DECEMBER 31     DECEMBER 31
                                                                 2003            2002
                                                              -----------     -----------
Assets
      Current assets                                          $   132,413     $   196,112
      Capital assets                                            1,431,603       1,309,169
      Other assets (g)                                             72,949          94,886
                                                              -----------     -----------
                                                              $ 1,636,965     $ 1,600,167
                                                              ===========     ===========
Liabilities and partners' equity
      Current liabilities (g)                                 $   207,061     $   101,794
      Current portion of asset retirement obligations (b)          15,855               -
      Accrued pension benefit obligations                           3,480           6,800
      Long-term debt                                            1,307,508       1,192,678
      Asset retirement obligations (b)                             79,796          28,052
      Deferred income taxes                                       370,595         432,164
      Share capital                                                14,191          14,191
      Deficit                                                    (361,384)       (173,479)
      Accumulated other comprehensive loss                           (137)         (2,033)
                                                              -----------     -----------
                                                              $ 1,636,965     $ 1,600,167
                                                              -----------     -----------

(a)   COMPREHENSIVE REVALUATION

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

      As a result of the acquisition adjustments required by United States GAAP, assets, liabilities, revenues and expenses as at and for the years ended December 31, 2003 and December 31, 2002 were impacted as follows:

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

                                                              AS AT                AS AT
                                                           DECEMBER 31          DECEMBER 31
                                                              2003                 2002
                                                           -----------          -----------
BALANCE SHEET
Increase (decrease):
Capital assets - mining properties                             #REF!            $  (12,737)
Pension asset                                                      -                 6,864
Pension liabilities                                           (5,054)                    -
Accrued liabilities                                             (867)                 (867)
Future income tax liability                                   19,062                12,871
Retained earnings - push down adjustment                     (52,686)              (52,686)
Retained earnings - post acquisition affect of push           43,183                34,809

                                                           YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                           DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                              2003            2002            2001
                                                           -----------     -----------     -----------
STATEMENT OF EARNINGS
Increase (decrease) in earnings:
Depreciation and amortization - mining properties          $      (876)    $    47,115     $     2,830
Pension expenses                                                (2,831)          5,706           2,963
Amortization of deferred financing costs                             -               -           6,336
Future income tax provision                                      1,575         (24,773)         (5,368)
                                                           -----------     -----------     -----------
Net impact on earnings from continuing operations               (2,132)         28,048           6,761
 Discontinued operations:
Gain on sale of met assets                                      18,272               -               -
Future income tax provision                                     (7,766)              -               -
                                                           -----------     -----------     -----------

Net impact on earnings from discontinued operations             10,506               -               -

                                                           -----------     -----------     -----------
Net impact on statement of earnings                        $     8,374     $    28,048     $     6,761
                                                           ===========     ===========     ===========

Amortization of deferred financing costs (no longer on
face of F/S)                                                         -               -           6,336

(b)   ASSET RETIREMENT OBLIGATIONS

      In June 2001, the Financial Accounting Standards Board (FASB) approved Statement No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations". LCL adopted SFAS 143 on January 1, 2003. LCL was not required to adopt the Canadian GAAP standards for asset retirement obligations under CICA HB section 3110 until January 1, 2004 and the effects of the adoption under Canadian GAAP have been reflected in note 28 on subsequent events.

      SFAS 143 requires that the fair value of liabilities for asset retirement obligations associated with tangible long-lived assets be recognized in the prior in which they are incurred. For the purposes of applying SFAS 143, asset retirement obligations are based on legal and regulatory requirements associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset. When the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded and depreciated over the useful life of the asset. Over time the liability is increased to reflect an interest

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

element (accretion) considered in its initial measurement of fair value. Upon settlement of the liability, an entity will record a gain or loss if the actual cost incurred is different than the liability recorded.

      LCL has asset retirement obligations related to the following asset categories:

            - Active coal assets - the areas of the active coal mines where coal has been mined and LCL is responsible to reclaim and restore the disturbed land areas

            - Buildings and structures - LCL is responsible for the removal of all buildings and structures and any related accesses to these sites.

            - Discontinued operations - LCL is responsible to reclaim and restore the areas disturbed by coal mining done prior to the transfer of the discontinued operations.

      Significant assumptions are required to estimate the fair value of the asset retirement obligations, primarily related to the amount and timing of the cash flows required to satisfy LCL's future legal obligation and the appropriate discount rate to present value the future cash flows. Actual results that differ from the estimates used will impact future results of operations and the financial position of LCL.

      The undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is $150.9 million. The present value of the asset retirement obligation was calculated using credit adjusted discount rates that range from 5.83% for one year to 9.49% for twenty years or more based on periods that range from 2 to 56 years.

      The following are reconciliations of the beginning and ending liabilities for asset retirement obligations for the periods shown:

                                                               YEAR
                                                               ENDED
                                                            DECEMBER 31
                                                               2003
                                                            -----------
Asset retirement obligations, beginning of period           $   94,507
Additional liabilities incurred                                 11,730
Accretion expense                                                8,244
Liabilities settled                                            (18,830)
                                                            ----------
Asset retirement obligations, end of period                 $   95,651
                                                            ==========

      The cumulative effect of adopting SFAS 143 as at January 1, 2003 was to increase capital assets by $1,367, decrease future income taxes by $15,574, increase asset retirement obligations by $48,142 and record a cumulative effect adjustment of $31,201 which was charged to earnings for the year ended December 31, 2003. Following the adoption of SFAS 143, the total amount of recognized liabilities for asset retirement obligations was $94,507 at December 31, 2002. For the year ended December 31, 2003 the effect of adopting SFAS 143 in addition to the cumulative effect would was an increase in net earnings of $785.

      If the change had occurred on January 1, 2002, the cumulative effect would have been to increase capital assets by $1,046, decrease future income taxes by $17,809, increase asset retirement obligations by $54,890 and record a cumulative effect adjustment of $35,035 as a charge to earnings in the year ended December 31, 2002. The total amount of recognized asset retirement obligation liabilities would have been $106,725 at December 31,

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

2001. For the year ended December 31, 2002 the effect of adopting SFAS 143 in addition to the cumulative effect would have been an increase in net earnings of $3,835.

(c)   PENSION PLANS

      Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Earnings. United States GAAP does not specifically address pension valuation allowances. In 2002, United States regulators determined that such allowances would not be permitted under United States GAAP. In light of these recent developments, LCL retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, for the year ended December 31, 2003 LCL's earnings under United States GAAP have been decreased by $144, (increased earnings in 2002 - $654 and 2001 -$528).

      United States GAAP also requires the recognition of a minimum pension liability for defined benefit plans. The initial recognition and subsequent adjustments to the minimum pension liability are reflected in comprehensive income. For the year ended December 31, 2003, LCL increased comprehensive income by $1,678 (decreased in 2002 - $1,827 and increased in 2001 -$543).

(d)   DERIVATIVE FINANCIAL INSTRUMENTS

      Under United States GAAP, LCL adopted Statement of Financial Accounting Standards No. 133 (SFAS 133) as amended. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value regardless of the purpose and intent of holding them. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivatives change in fair value is recognized in earnings immediately. LCL has not designated any instruments as hedges for United States GAAP purposes.

      During fiscal 2003, LCL entered into energy purchase contracts with Canadian corporations which are outstanding as at December 31, 2003. For United States GAAP only, these derivatives are carried at fair value with the changes in fair value recorded as an adjustment to net earnings. For the year ended December 31, 2003, under United States GAAP, LEP increased income by $91. LCL's energy purchase contracts are summarized as follows:

                                                          AS AT
                                                       DECEMBER 31
                                                          2003
                                                 ----------------------
                                                 Purchase      Contract
                                                   Price        Volume
                                                 --------      --------
Natural gas (gigajoules)                         $   5.62         121
Electricity (megawatts hours)                    $  59.25          11
Electricity (megawatts hours)                    $  45.75          33

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

(e)   WRITE-DOWN OF MINING PROPERTIES

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

      In 2000, LCL recorded a write-down of its Gregg River mining asset of $25,266 and a related tax saving of $8,560 under Canadian GAAP. Under United States GAAP, $7,557 is the write-down net of tax was provided for in the 1999 impairment provision.

(f)   CHANGE IN ACCOUNTING POLICIES

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

(g)   PROMISSORY NOTES

      Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted except when a right of setoff exists. A right of setoff requires that each of two parties owes the other determinable amounts and that the reporting party has the right to set off the amount owed with the amount owed by the other party. The sinking funds, which have been setoff against the promissory notes under Canadian GAAP, do not qualify for offsetting under United States GAAP. The sinking funds are therefore reflected as other assets under United States GAAP, whereas they are a debit to current liabilities under Canadian GAAP in 2003.

(h)   INCOME FROM SCAI

      On October 17, 2003 LCL acquired 100% of the shares of Sherritt Coal Acquisition Inc. (SCAI) a wholly owned subsidiary of Sherritt Coal Partnership II (SCPII). LEP, LCL, SCAI and SCPII are all owned, as to 50% each, directly or indirectly, by Sherritt and Teachers. United States GAAP requires the financial statements of the receiving entity to report the results of operations for the period in which the transaction occurred as though the transaction had occurred at the beginning of the period. As a result, the net income of SCAI of $ 17,637 (net of taxes or $2,898) for the period January 1, 2003 to October 16, 2003 has been included in earnings with a corresponding reduction in partners' equity. Financial statements presented for prior years are required to be restated to furnish comparative information during periods in which common control existed. For the period October 24, 2002, the date SCAI was incorporated, to December 31, 2002 SCAI had no operations.

(i)   NEW ACCOUNTING STANDARDS

      SFAS NO. 149 - AMENDMENTS OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In April 2003, FASB issued Statement No. 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which is primarily effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

activities under SFAS 133. Adoption of SFAS 149 had a material impact on LCL's financial position and results of operations.

      SFAS NO. 150 - ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability or an asset. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has no impact as LEP does not have financial instruments with characteristics of both liabilities and equity.

      SFAS NO. 132-R (REVISED 2003) - EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, AND
106. In December 2003, the FASB issued SFAS No. 132-R, a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132-R"), to include increased disclosure as to the plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 remain in effect until the provisions of this Statement are adopted, with SFAS 132-R becoming effective for fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans, and future benefit payments, which is effective for fiscal years ending after June 15, 2004 LCL adopted the disclosure requirements SFAS 132-R for the year ended December 31, 2003.

      FIN 46 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a Foreign Private Issuer and based on its interpretation of the revised transition guidance, we will be required to adopt the guidance in FIN 46(R) for the period ending December 31, 2004. We are in the process of assessing the impact of the amended standard on the consolidated financial statements.

      In June 2003, the CICA issued a similar pronouncement, Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 is effective for reporting periods beginning on or after November 1, 2004. We are currently evaluating the potential impact of AcG-15.

      SAB 104 - REVENUE RECOGNITION

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin 104, Revenue Recognition. SAB 104 revises or rescinds certain guidance included in previously issued staff accounting bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations relating to revenue recognition. This bulletin was effective immediately upon issuance. Our current revenue recognition policies comply with SAB 104.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

      EITF 04-3 - VALUATION AND IMPAIRMENT OF MINERAL ASSETS

      In March 2004, the Emerging Issues Task Force reached a consensus that the authoritative guidance under SFAS 141 requires a purchaser to assign value based on the estimated fair values of the assets at the date of acquisition. As the value beyond probable and proven reserves, as well as anticipated market price fluctuations, are considered in the purchase price, the related value should be assigned to the mining assets. For testing impairment, it also requires companies to consider assumptions used in developing its internal budgets and projections when testing the mining assets for impairment. The consensus regarding the amount to allocate to mining assets in a business combination and testing mining assets for impairment must be completed prospectively after March 31, 2004. We are currently evaluating the potential impact of EITF 04-3.

      EITF 04-4  - ALLOCATION OF GOODWILL BY MINING COMPANIES

      In March 2004, the Emerging Issues Task Force concluded that current authoritative literature is clear that a company must assign goodwill to its reporting units, which may be individual operating mines, despite the inevitable impairment of goodwill. Since a mine is a wasting asset and the cash flows from the mine ultimately will not support the amount of recorded goodwill, a goodwill impairment charge is inevitable. Therefore, the Task Force concluded that this Issue will be removed from the agenda because it cannot be resolved without amending SFAS 142 or SFAS 131, Disclosures about Segments of an Enterprise and Related Information. As we do not report any goodwill, EITF does not have an impact on our disclosure.

25.   GUARANTEES

      During 2003, LCL adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This new policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events.

      In conjunction with the disposition of the metallurgical coal assets (as described in note 5), LCL retained certain liabilities in respect of the metallurgical coal assets. These include:

      - Site restoration liabilities for certain closed mines and previously mined areas. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Approximately $7.8 million has been recorded as a liability with respect to this site restoration obligation.

      - Severance liabilities for employees of the Luscar mine. These extend to February 2005, up to a maximum of approximately $4.3 million. As at December 31, 2003, $1.8 million has been recorded as a liability by LCL.

      - Employment liabilities for former employees arising from operations prior to the transfer and severance obligations for other former employees not hired by the purchaser, for which no liability has been recorded.

      - Income tax obligations arising from the asset transfer. These extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No liability for this obligation has been recorded.

      General indemnities were given for negligence and claims arising prior to the transfer. In addition, indemnities were provided to the purchaser and a joint venture partner in respect of a transfer of a portion of the metallurgical coal assets between entities controlled by LCL immediately preceding the closing of the Fording

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

Arrangement. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

      In connection with a borrowing facility, LCL has provided an indemnity in respect of transactions related to the extension of credit and environmental indemnities in respect of its properties to the lender. The indemnities extend for an unlimited period of time and the maximum potential liability cannot be determined at this time. No amounts have been accrued with respect to these indemnities.

26.   COMMITMENTS AND CONTINGENCIES

      As at December 31, 2003, Luscar had the following outstanding fixed price commodity purchase arrangements representing a total commitment of $2.8 million for 2004:

      - natural gas purchase agreement at a fixed price for specified monthly quantities until the end of 2004 at Coal Valley,

      - electricity purchase agreement at a fixed price for specified megawatts per hour until the end of 2004 for all of Luscar Ltd,

      - natural gas purchase agreement at a fixed price for quantities as required by the mine at Obed Mountain mine.

27.   COMPARATIVE FIGURES

      Certain comparative figures for prior periods have been reclassified to conform to the presentation in the current period's financial statements.

28.   SUBSEQUENT EVENTS

(a)   ASSET RETIREMENT OBLIGATIONS

      In March 2003, the CICA issued new accounting standards dealing with asset retirement obligations, which come into effect for fiscal years beginning on or after January 1, 2004. This change in accounting policy was implemented in the first quarter of 2004 and applied retroactively and accordingly, the financial statements of prior periods were restated. The rules address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and use of the asset. The rules require that the estimated fair value of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings to reflect changes in its present value. This differs from the previous practice, which involved accruing for the estimated reclamation, site restoration, and mine closure liability through charges to earnings on a unit of production basis over the expected life of each mine's reserves (see Note 12).

      If asset retirement obligations had been reflected in these financial statements, the cumulative effect of the new accounting standard on the balance sheet at December 31, 2003 would have increased capital assets by $7,923, decreased future income taxes by $19,359, increased accrued reclamation costs by $66,985 and decreased opening shareholders' deficit by $39,065. The effect of the new accounting standard on the balance sheet at December 31, 2002 would have increased capital assets by $1,636, decreased future income taxes by $19,767, increased accrued reclamation costs by $60,563 and decreased opening shareholders' deficit by $39,160. Additionally, the gain on transfer of metallurgical assets in the first quarter of 2003 was reduced by $1,630.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003

(in thousands, except for per unit amounts)

(b) SENIOR CREDIT AGREEMENT

      Effective February 4, 2004 LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115,000, subject to a borrowing base, which includes accounts receivable, coal inventory, a $25,000 charge on a dragline, and a general assignment of LCL's assets. The facility is split into two tranches, the Reclamation LC facility and the Working Capital facility. Up to $65,000 of reclamation letters of credit can be issued under the Reclamation LC facility. Under the Working Capital facility, up to $50,000 in advances may be made, including up to $25,000 in letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization (EBITDA). This facility replaces LEP's and LCL's $100,000 senior credit agreement and SCAI's $15,000 credit facility that were due to expire on February 29, 2004.

(c) SETTLEMENT OF OUTSTANDING ISSUES RELATED TO METALLURGICAL COAL ASSET
TRANSFER

      On June 18, 2004 we reached an agreement with Fording and Elk Valley Coal Partnership settling the majority of issues that had previously been outstanding related to the transfer of our metallurgical coal assets to Fording Canadian Coal Trust effective February 28, 2003. Certain steps of the original sale agreement had not been finalized due to differences in interpretation between certain parties to the transaction. Settled issues include working capital adjustments, certain payments made under the agreement, and obligations for reclamation activities. As a result of the settlement agreement, we expect to record a pre-tax gain of $4 million in the second quarter of 2004.